UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-195376) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

MANUAL AND MANAGEMENT’S PROPOSAL ON MATTERS OF THE AGENDA OF THE EXTRAORDINARY ON FEBRUARY 26th, GENERAL SHAREHOLDERS’ MEETING TO BE HELD 2019 embraer.comMANUAL AND MANAGEMENT’S PROPOSAL ON MATTERS OF THE AGENDA OF THE EXTRAORDINARY ON FEBRUARY 26th, GENERAL SHAREHOLDERS’ MEETING TO BE HELD 2019 embraer.com

Table of Contents 1. Message from the Chairman of the Board of Directors .......................................... 3 2. Information and Guidelines for Participation in the Meeting................................. 6 2.1. Voting in the Meeting .................................................................................................6 2.2. In-person Participation in the Meeting ...................................................................7 2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância) ................................................................................................................8 3. Call Notice ................................................................................................................. 10 4. Management’s Proposal on Matters of the Agenda ............................................. 12 4.1 Considerations on the Aeronautical Sector .....................................................12 4.2 Proposed Transaction ........................................................................................13 4.3 Overview of the Transaction ...............................................................................14 4.4 Transaction Steps ...............................................................................................16 4.5 Financial Terms ....................................................................................................19 4.6 Reasons for the Transaction .............................................................................20 4.7 Other Terms ..........................................................................................................21 4.8 Recommendation of the Board of Directors ....................................................23 ANNEX I - MAIN TERMS OF THE MASTER TRANSACTION AGREEMENT AND THE CONTRIBUTION AGREEMENT .................................................................. 25 ANNEX II - MAIN TERMS OF THE SHAREHOLDERS AGREEMENT OF THE COMMERCIAL AVIATION NEWCO AND THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE KC-390 NEWCO ................. 52 ANNEX III - INFORMATION ON COMMERCIAL AVIATION JV ANCILLARY AGREEMENTS AND KC-390 JV OPERATIONAL AGREEMENTS ............................ 57 ANNEX IV – MASTER TRANSACTION AGREEMENT ............................................... 77 ANNEX V – CONTRIBUTION AGREEMENT ............................................................... 78 ANNEX VI – FAIRNESS OPINION FROM CITIGROUP ................................................ 79 ANNEX VII – FORM OF DISTANCE VOTING BALLOT (BOLETIM DE VOTO À DISTÂNCIA) .................................................................................................................. 80 2 Table of Contents 1. Message from the Chairman of the Board of Directors ......................................... 3 2. Information and Guidelines for Participation in the Meeting................................. 6 2.1. Voting in the Meeting ................................................................................................6 2.2. In-person Participation in the Meeting ...................................................................7 2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância) .................................................................................................................8 3. Call Notice ................................................................................................................ 10 4. Management’s Proposal on Matters of the Agenda ............................................. 12 4.1 Considerations on the Aeronautical Sector .....................................................12 4.2 Proposed Transaction .........................................................................................13 4.3 Overview of the Transaction ..............................................................................14 4.4 Transaction Steps ................................................................................................16 4.5 Financial Terms ...................................................................................................19 4.6 Reasons for the Transaction .............................................................................20 4.7 Other Terms .........................................................................................................21 4.8 Recommendation of the Board of Directors ....................................................23 ANNEX I - MAIN TERMS OF THE MASTER TRANSACTION AGREEMENT AND THE CONTRIBUTION AGREEMENT .................................................................. 25 ANNEX II - MAIN TERMS OF THE SHAREHOLDERS AGREEMENT OF THE COMMERCIAL AVIATION NEWCO AND THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE KC-390 NEWCO ................. 52 ANNEX III - INFORMATION ON COMMERCIAL AVIATION JV ANCILLARY AGREEMENTS AND KC-390 JV OPERATIONAL AGREEMENTS ............................ 57 ANNEX IV – MASTER TRANSACTION AGREEMENT ............................................... 77 ANNEX V – CONTRIBUTION AGREEMENT ................................................................ 78 ANNEX VI – FAIRNESS OPINION FROM CITIGROUP ............................................... 79 ANNEX VII – FORM OF DISTANCE VOTING BALLOT (BOLETIM DE VOTO À DISTÂNCIA) ................................................................................................................. 80 2

1. Message from the Chairman of the Board of Directors São José dos Campos, January 24, 2019 Dear Shareholder, We are pleased to invite you to attend the Extraordinary General Shareholders’ Meeting (“Meeting”) of Embraer SA (“Embraer” or “Company”), called for February 26, 2019, at 10:00 a.m. local time, to be held at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, 2170, in the city of São José dos Campos, State of São Paulo. Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989 and on the New York Stock Exchange (NYSE) since July 2000 through American Depositary Receipts (ADRs). Since the corporate restructuring in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as a common share of special class held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since that event, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance to which a company can adhere in Brazil. In the Meeting, you will be invited to resolve on Embraer’s strategic partnership with The Boeing Company (“Boeing”), as stated in the Call Notice transcribed in item 3 of this Manual. Embraer and Boeing represent, together, an experience of more than 150 years in the global aeronautical sector, solidified by the excellence in the development of products and services and leadership in their segments of operation. It is expected that the partnership will generate additional value for shareholders, clients, employees and Brazilian society in general. As detailed in item 4.1 of this Manual, the competitive environment of the commercial aviation market has been rapidly changing, requiring actions of strategic nature. The aerospace industry has been undergoing structural changes with an unprecedented consolidation movement. This process began in the last decade, with the consolidation of the airlines, customers of the commercial aviation segment, all over the world. Companies operating in various market segments at the same time and demanding aircraft of various sizes and capacities have united and strengthened themselves. More recently, the consolidation movement has expanded, with business combinations among the main suppliers of aeronautical systems and components, giving rise to industrial and technological conglomerates, with strong bargaining power and large scales. Finally, the recent merger of Bombardier’s C-series program by Airbus has generated a significant change in the competitive dynamics among commercial aircraft manufacturers (OEMs). As a result of this change, Airbus, which primarily competed 3 1. Message from the Chairman of the Board of Directors São José dos Campos, January 24, 2019 Dear Shareholder, We are pleased to invite you to attend the Extraordinary General Shareholders’ Meeting (“Meeting”) of Embraer SA (“Embraer” or “Company”), called for February 26, 2019, at 10:00 a.m. local time, to be held at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, 2170, in the city of São José dos Campos, State of São Paulo. Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989 and on the New York Stock Exchange (NYSE) since July 2000 through American Depositary Receipts (ADRs). Since the corporate restructuring in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as a common share of special class held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since that event, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance to which a company can adhere in Brazil. In the Meeting, you will be invited to resolve on Embraer’s strategic partnership with The Boeing Company (“Boeing”), as stated in the Call Notice transcribed in item 3 of this Manual. Embraer and Boeing represent, together, an experience of more than 150 years in the global aeronautical sector, solidified by the excellence in the development of products and services and leadership in their segments of operation. It is expected that the partnership will generate additional value for shareholders, clients, employees and Brazilian society in general. As detailed in item 4.1 of this Manual, the competitive environment of the commercial aviation market has been rapidly changing, requiring actions of strategic nature. The aerospace industry has been undergoing structural changes with an unprecedented consolidation movement. This process began in the last decade, with the consolidation of the airlines, customers of the commercial aviation segment, all over the world. Companies operating in various market segments at the same time and demanding aircraft of various sizes and capacities have united and strengthened themselves. More recently, the consolidation movement has expanded, with business combinations among the main suppliers of aeronautical systems and components, giving rise to industrial and technological conglomerates, with strong bargaining power and large scales. Finally, the recent merger of Bombardier’s C-series program by Airbus has generated a significant change in the competitive dynamics among commercial aircraft manufacturers (OEMs). As a result of this change, Airbus, which primarily competed 3 with Boeing in the segment of commercial jets over 150 seats, entered into the segment of regional aircraft with less than 150 seats, which segment was until then explored by Embraer, Bombardier and other smaller players. In addition, new aircraft manufacturers, especially Chinese, Japanese and Russian manufacturers, heavily subsidized by their respective states, are developing single-aisle aircraft in the 90 to 150 seat segment, creating an even more challenging competitive landscape for Embraer, a manufacturer that essentially develops its civil aeronautical programs with private funds. It is expected that Boeing’s participation in the new commercial aviation and KC-390 joint ventures will improve Embraer’s prospects, increasing the potential for improvement of these businesses with economies of scale, new resources and a broader market presence. With the partnership, Embraer will have access to Boeing’s global chain of suppliers, sales, marketing and services, ensuring the competitiveness of its products. In addition, Boeing’s customer base around the world will be a source of new opportunities for Embraer, becoming an important path of growth towards new levels. Considering the fair market valuation of the businesses to be included in the partnership, we believe that Embraer’s shareholders will be able to benefit from the potential growth, profitability expansion and cash generation of the partnership in the long term. With respect to the executive aviation business, we are finalizing a long cycle of product development with the launch of the new mid-size aircraft (Praetors) and Embraer’s leadership in the light jets segment (Phenoms). Embraer is confident that the partnership will bring potential cost reductions and will, together with the introduction of the new aircraft (Praetors), contribute to the improvement of Embraer’s margins. Embraer’s defense and security business is also expected to benefit directly from the strategic partnership. The world fleet of medium-sized freighters, with nearly 3,000 aircraft in service and average age of 30 years, will likely undergo a renewal process in the coming years. With the completion of the development of the KC-390, the beginning of its serial production phase beginning in 2019/2020 and the strategic partnership with Boeing, Embraer will be able to globally offer a high value-added product. The partnership opens up prospects of new and relevant markets for the KC-390, such as the North American and European markets, which together account for more than half of the global fleet of aircraft in service, and which may, together with access to other countries and markets, increase Embraer’s levels of revenue and profitability. Moreover, we will also continue to invest heavily in the customer service and support segment, a business that is profitable and offers consistent results. The expansion of Embraer’s executive jet fleet, which in 2019 will exceed 1,300 aircraft, as well as the sale of integrated solution and service packages in defense and security, are key drivers of growth in this segment. Embraer’s continued leadership in customer satisfaction surveys gives us even more confidence that we are on the right track and that we will have a strong and sustainable growth in the future in this business, that already represents almost 20% of our revenues and contributes to the generation of cash. 4 with Boeing in the segment of commercial jets over 150 seats, entered into the segment of regional aircraft with less than 150 seats, which segment was until then explored by Embraer, Bombardier and other smaller players. In addition, new aircraft manufacturers, especially Chinese, Japanese and Russian manufacturers, heavily subsidized by their respective states, are developing single-aisle aircraft in the 90 to 150 seat segment, creating an even more challenging competitive landscape for Embraer, a manufacturer that essentially develops its civil aeronautical programs with private funds. It is expected that Boeing’s participation in the new commercial aviation and KC-390 joint ventures will improve Embraer’s prospects, increasing the potential for improvement of these businesses with economies of scale, new resources and a broader market presence. With the partnership, Embraer will have access to Boeing’s global chain of suppliers, sales, marketing and services, ensuring the competitiveness of its products. In addition, Boeing’s customer base around the world will be a source of new opportunities for Embraer, becoming an important path of growth towards new levels. Considering the fair market valuation of the businesses to be included in the partnership, we believe that Embraer’s shareholders will be able to benefit from the potential growth, profitability expansion and cash generation of the partnership in the long term. With respect to the executive aviation business, we are finalizing a long cycle of product development with the launch of the new mid-size aircraft (Praetors) and Embraer’s leadership in the light jets segment (Phenoms). Embraer is confident that the partnership will bring potential cost reductions and will, together with the introduction of the new aircraft (Praetors), contribute to the improvement of Embraer’s margins. Embraer’s defense and security business is also expected to benefit directly from the strategic partnership. The world fleet of medium-sized freighters, with nearly 3,000 aircraft in service and average age of 30 years, will likely undergo a renewal process in the coming years. With the completion of the development of the KC-390, the beginning of its serial production phase beginning in 2019/2020 and the strategic partnership with Boeing, Embraer will be able to globally offer a high value-added product. The partnership opens up prospects of new and relevant markets for the KC-390, such as the North American and European markets, which together account for more than half of the global fleet of aircraft in service, and which may, together with access to other countries and markets, increase Embraer’s levels of revenue and profitability. Moreover, we will also continue to invest heavily in the customer service and support segment, a business that is profitable and offers consistent results. The expansion of Embraer’s executive jet fleet, which in 2019 will exceed 1,300 aircraft, as well as the sale of integrated solution and service packages in defense and security, are key drivers of growth in this segment. Embraer’s continued leadership in customer satisfaction surveys gives us even more confidence that we are on the right track and that we will have a strong and sustainable growth in the future in this business, that already represents almost 20% of our revenues and contributes to the generation of cash. 4

Last but not least, with the proposed transaction, Embraer will significantly reduce its indebtedness and will have a strong level of cash. It is expected that this solid net cash position will allow the Company to distribute extraordinary dividend to its shareholders, and will also allow growth in the mid- and long-term through new investments. Given the relevance of this matter to the Company, as well as the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your participation in the Meeting and your vote on the matter presented herein. Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s leadership and innovation image in the capital market. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the Meeting. We encourage your participation in the Meeting, in the best interests of Embraer. Remember, your vote is very important to us. We appreciate your attention, Alexandre Gonçalves Silva Chairman of the Board of Directors 5 Last but not least, with the proposed transaction, Embraer will significantly reduce its indebtedness and will have a strong level of cash. It is expected that this solid net cash position will allow the Company to distribute extraordinary dividend to its shareholders, and will also allow growth in the mid- and long-term through new investments. Given the relevance of this matter to the Company, as well as the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your participation in the Meeting and your vote on the matter presented herein. Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s leadership and innovation image in the capital market. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the Meeting. We encourage your participation in the Meeting, in the best interests of Embraer. Remember, your vote is very important to us. We appreciate your attention, Alexandre Gonçalves Silva Chairman of the Board of Directors 5

2. Information and Guidelines for Participation in the Meeting 2.1. Voting in the Meeting Each common share will be entitled to one vote in the resolutions of the Meeting, subject to the following limits set forth in the Bylaws: a) No shareholder, or Shareholders Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the issued and outstanding shares of the Company’s capital stock; and b) The Foreign Shareholders (as defined below) and Groups of Foreign Shareholders (as defined below), in the aggregate, may not cast votes in excess of 2/3 of the total votes that may be cast by the Brazilian Shareholders (as defined below) in attendance. The above limitations apply to the Foreign Shareholders and Groups of Foreign Shareholders, jointly and successively. The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be computed separately. To that end, the Chairman of the Meeting shall, after its installation, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceed 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of a distance voting ballot (boletim de voto à distância) sent directly to the Company or by third parties, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% of the total votes that may be cast in the Meeting. For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, the following provisions in Embraer’s Bylaws must be taken into consideration by you: Shareholders Group – Groups of Shareholders are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are controlled, controlling or under common control; (ii) if one shareholder is, directly or indirectly, a controlling shareholder or parent company of the other shareholder or shareholders; (iii) which are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves. In the case of investment funds, only those with a common administrator whose policies on investments and voting at shareholders’ meetings, according to the relevant by-laws, 6 2. Information and Guidelines for Participation in the Meeting 2.1. Voting in the Meeting Each common share will be entitled to one vote in the resolutions of the Meeting, subject to the following limits set forth in the Bylaws: a) No shareholder, or Shareholders Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the issued and outstanding shares of the Company’s capital stock; and b) The Foreign Shareholders (as defined below) and Groups of Foreign Shareholders (as defined below), in the aggregate, may not cast votes in excess of 2/3 of the total votes that may be cast by the Brazilian Shareholders (as defined below) in attendance. The above limitations apply to the Foreign Shareholders and Groups of Foreign Shareholders, jointly and successively. The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be computed separately. To that end, the Chairman of the Meeting shall, after its installation, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceed 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of a distance voting ballot (boletim de voto à distância) sent directly to the Company or by third parties, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% of the total votes that may be cast in the Meeting. For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, the following provisions in Embraer’s Bylaws must be taken into consideration by you: Shareholders Group – Groups of Shareholders are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are controlled, controlling or under common control; (ii) if one shareholder is, directly or indirectly, a controlling shareholder or parent company of the other shareholder or shareholders; (iii) which are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves. In the case of investment funds, only those with a common administrator whose policies on investments and voting at shareholders’ meetings, according to the relevant by-laws, 6 fall under the discretionary duties of such common administrator will be considered to be a member of a Shareholders Group. The holders of securities issued under the Company’s Depositary Receipts program are not considered as a Shareholders Group, unless they meet any of the criteria set forth in items (i) through (iv) above. There shall be deemed to be members of the same Shareholders Group any shareholders or Shareholders Groups that are represented by the same attorney in fact, executive officer, director or other representative, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the relevant Depositary Bank. In the case of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered as members of the same Shareholders Group for purposes of the limitation on the number of votes described above. Foreign Shareholders Group - A Shareholders Group will be considered foreign whenever one or more of its members is a Foreign Shareholder. Brazilian Shareholders - The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition. Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Article 10 of the Company’s Bylaws. 2.2. In-person Participation in the Meeting To participate in person or by proxy in the Meeting, we request that you present to Embraer, at least 48 (forty-eight) hours prior to the date of the Meeting, the following documents: a) Power of attorney with special powers for representation in the Meeting, in the case of proxy; b) For shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and c) Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) producing valid identification document or (y) lodging with the 7 fall under the discretionary duties of such common administrator will be considered to be a member of a Shareholders Group. The holders of securities issued under the Company’s Depositary Receipts program are not considered as a Shareholders Group, unless they meet any of the criteria set forth in items (i) through (iv) above. There shall be deemed to be members of the same Shareholders Group any shareholders or Shareholders Groups that are represented by the same attorney in fact, executive officer, director or other representative, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the relevant Depositary Bank. In the case of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered as members of the same Shareholders Group for purposes of the limitation on the number of votes described above. Foreign Shareholders Group - A Shareholders Group will be considered foreign whenever one or more of its members is a Foreign Shareholder. Brazilian Shareholders - The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition. Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Article 10 of the Company’s Bylaws. 2.2. In-person Participation in the Meeting To participate in person or by proxy in the Meeting, we request that you present to Embraer, at least 48 (forty-eight) hours prior to the date of the Meeting, the following documents: a) Power of attorney with special powers for representation in the Meeting, in the case of proxy; b) For shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and c) Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) producing valid identification document or (y) lodging with the 7

Company proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76 (the Company will waive submission of proof by a holder of book-entry shares whose name appears in the list of shareholders provided by the financial institution acting as registrar), as provided for in Article 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 (forty-eight) hours before the Meeting, if you belong to a Shareholders Group. The above mentioned documents must be delivered at the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953) - São José dos Campos, State of São Paulo. 2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância) If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents to the following addresses: (i) original hard copy or digital copy of the original distance voting ballot, a copy of which is attached as Annex VII to this Manual, and available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) on the Internet, duly filled, initialed on all pages and signed at the end; (ii) for purposes of evidencing its condition as a Brazilian Shareholder or Foreign Shareholder, (x) a certified copy or digital copy of the original identity document, or (v) the certificate issued by the depositary financial institution of the shares in book entry form or in custody, pursuant to art. 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by the holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and (iii) certified copy or digital copy of the original of the following documents: For individuals: - identity document with photo of the shareholder; For legal entities: - last bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and - identity document with photo of the legal representative. For investment funds: - last consolidated governing document of the fund; - bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund and corporate documents evidencing the powers of representation; and - identity document with photo of the legal representative. 8 Company proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76 (the Company will waive submission of proof by a holder of book-entry shares whose name appears in the list of shareholders provided by the financial institution acting as registrar), as provided for in Article 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 (forty-eight) hours before the Meeting, if you belong to a Shareholders Group. The above mentioned documents must be delivered at the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953) - São José dos Campos, State of São Paulo. 2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância) If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents to the following addresses: (i) original hard copy or digital copy of the original distance voting ballot, a copy of which is attached as Annex VII to this Manual, and available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) on the Internet, duly filled, initialed on all pages and signed at the end; (ii) for purposes of evidencing its condition as a Brazilian Shareholder or Foreign Shareholder, (x) a certified copy or digital copy of the original identity document, or (v) the certificate issued by the depositary financial institution of the shares in book entry form or in custody, pursuant to art. 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by the holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and (iii) certified copy or digital copy of the original of the following documents: For individuals: - identity document with photo of the shareholder; For legal entities: - last bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and - identity document with photo of the legal representative. For investment funds: - last consolidated governing document of the fund; - bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund and corporate documents evidencing the powers of representation; and - identity document with photo of the legal representative. 8

The above distance voting ballots and documents shall be received by no later than 7 days before the date of the Meeting and those received after such date will be disregarded. The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballot. The Company will not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or accompanied by a translation in those languages. The following identity documents will be accepted, provided they include a photo: RG, RNE, CNH, Passport or officially recognized professional identities. Under the terms of the regulations currently in place, the Company will inform the shareholder, in up to 3 days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the received documents are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the regularization of the distance voting ballot (boletim de voto à distância). As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in central depository; or (ii) the financial institution hired by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in a central depository. The Company requests that the above documents be sent to the attention of its Investor Relations Department, preferably to the electronic address: investor.relations@embraer.com.br. In case of documents sent by mail, such documentation shall be directed to Av. Brigadeiro Faria Lima, 2170, post office 294, São José dos Campos, SP, CEP 12.227-901, to the attention of the Investor Relations Department and, if delivered personally, to Av. Brigadeiro Faria Lima, 2170, São José dos Campos-SP, portaria F46, to the attention of the Investor Relations Department (extension 3953) and the Company requests that a copy of the distance voting ballot be sent to investor.relations@embraer.com.br. If you have any doubts regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-9518, e-mail investor.relations@embraer.com.br. 9 The above distance voting ballots and documents shall be received by no later than 7 days before the date of the Meeting and those received after such date will be disregarded. The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballot. The Company will not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or accompanied by a translation in those languages. The following identity documents will be accepted, provided they include a photo: RG, RNE, CNH, Passport or officially recognized professional identities. Under the terms of the regulations currently in place, the Company will inform the shareholder, in up to 3 days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the received documents are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the regularization of the distance voting ballot (boletim de voto à distância). As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in central depository; or (ii) the financial institution hired by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in a central depository. The Company requests that the above documents be sent to the attention of its Investor Relations Department, preferably to the electronic address: investor.relations@embraer.com.br. In case of documents sent by mail, such documentation shall be directed to Av. Brigadeiro Faria Lima, 2170, post office 294, São José dos Campos, SP, CEP 12.227-901, to the attention of the Investor Relations Department and, if delivered personally, to Av. Brigadeiro Faria Lima, 2170, São José dos Campos-SP, portaria F46, to the attention of the Investor Relations Department (extension 3953) and the Company requests that a copy of the distance voting ballot be sent to investor.relations@embraer.com.br. If you have any doubts regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-9518, e-mail investor.relations@embraer.com.br. 9

3. Call Notice (The Call Notice will be published in the newspapers O Vale in the editions of January 25, 26 and 29, Official Gazette of the State of São Paulo in the editions of January 25, 29 and 30, 2019 and in the newspaper Valor Econômico in the editions of January 25, 28 and 29, 2019) We invite the shareholders of Embraer SA (“Company” or “Embraer”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on February 26, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to resolve on the approval of the strategic partnership between Embraer and The Boeing Company (“Boeing”), in accordance with Management’s Proposal (“Transaction”). The Transaction comprises: (i) the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo”); (ii) the acquisition and subscription by a subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute a shareholders’ agreement; (iii) the execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other aspects, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain; (iv) the formation, as part of the Transaction, in addition to the Commercial Aviation NewCo, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold 51% and Boeing or its subsidiary will hold 49% of the share capital (the “KC-390 NewCo”); and (v) the execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements. In accordance with paragraph 6 of article 124 and paragraph 3 of article 135 of Law No. 6,404/76, the documents that are the object of the resolutions of the Shareholders’ Meeting are available to shareholders at the Company’s headquarters and on the 10 3. Call Notice (The Call Notice will be published in the newspapers O Vale in the editions of January 25, 26 and 29, Official Gazette of the State of São Paulo in the editions of January 25, 29 and 30, 2019 and in the newspaper Valor Econômico in the editions of January 25, 28 and 29, 2019) We invite the shareholders of Embraer SA (“Company” or “Embraer”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on February 26, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to resolve on the approval of the strategic partnership between Embraer and The Boeing Company (“Boeing”), in accordance with Management’s Proposal (“Transaction”). The Transaction comprises: (i) the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo”); (ii) the acquisition and subscription by a subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute a shareholders’ agreement; (iii) the execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other aspects, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain; (iv) the formation, as part of the Transaction, in addition to the Commercial Aviation NewCo, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold 51% and Boeing or its subsidiary will hold 49% of the share capital (the “KC-390 NewCo”); and (v) the execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements. In accordance with paragraph 6 of article 124 and paragraph 3 of article 135 of Law No. 6,404/76, the documents that are the object of the resolutions of the Shareholders’ Meeting are available to shareholders at the Company’s headquarters and on the 10

Internet at the websites of the Company (ri.embraer.com.br), Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br). General Instructions: a) To participate in the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Article 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders Group (as such term is defined in the Company’s bylaws). b) The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953) - São José dos Campos, State of São Paulo. c) In order to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the guidelines contained in the Manual for the Meeting published on this same date and available on the websites above. São José dos Campos, January 24, 2019. Alexandre Gonçalves Silva Chairman of the Board of Directors 11 Internet at the websites of the Company (ri.embraer.com.br), Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br). General Instructions: a) To participate in the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Article 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders Group (as such term is defined in the Company’s bylaws). b) The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953) - São José dos Campos, State of São Paulo. c) In order to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the guidelines contained in the Manual for the Meeting published on this same date and available on the websites above. São José dos Campos, January 24, 2019. Alexandre Gonçalves Silva Chairman of the Board of Directors 11

4. Management’s Proposal on Matters of the Agenda 4.1 Considerations on the Aeronautical Sector As mentioned in item 1 of this Manual, the competitive environment of the commercial aviation market has been rapidly changing. The Transaction (as defined in item 4.2 of this Manual) is intended to combine Embraer’s successful product development history under an efficient operating cost structure with Boeing’s sales and marketing capabilities and its global customer base. As a result, both companies are expected to be better prepared to handle changes in the competitive dynamics of the commercial aviation market. Through the Transaction, Boeing will expand its share of single-aisle aircraft, a market segment that is expected to lead the growth of the aircraft industry in the coming years. According to market estimates, the single-aisle aircraft segment will represent approximately 73% of the estimated total of 42,730 large commercial aircraft to be delivered by 2037. It is expected that the Commercial Aviation NewCo (as defined in item 4.2 of this Manual) will be one of Boeing’s centers of excellence for the full development, production and support of commercial passenger aircraft with less than 150 seats and be fully integrated into Boeing’s broader production and supply chain. With the consummation of the Transaction, it is expected that Boeing and Embraer will be better positioned to compete with the Airbus/Bombardier JV as well as emerging players from China, Russia and Japan that receive state funding from their respective governments. It is expected that the Transaction will also result in synergies in other areas, including vertical integrations, joint product development, and service and support combinations, as further detailed below. For Embraer, the Transaction is an opportunity to increase demand for its aircraft by accessing Boeing’s customer base, as well as to enable access to Boeing’s financial resources and global business structure, which is expected to result in the development of new products and in the increase of competitiveness in the long term against large rivals with broad access to financing. Embraer will also focus on the development of its executive aviation and defense and security businesses through investments that will enable Embraer to maintain the competitiveness of its portfolio of leading products and related services. Embraer will maintain full product development and operating capacity in those areas. Due to the nature of the carve-out of the commercial aviation business, each of Boeing and Embraer will benefit from support agreements intended to assure that each of Commercial Aviation NewCo and Embraer has access to products and services to assure operational capabilities for their respective business segments, subject to the terms of each agreement. Embraer will have access to Boeing’s global chain of suppliers, sales, marketing and services, as permitted by applicable law, ensuring the competitiveness of its products. With respect to the executive aviation business, we are finalizing a long cycle of product development with the launch of the new mid-size aircraft (Praetors) and Embraer’s 12 4. Management’s Proposal on Matters of the Agenda 4.1 Considerations on the Aeronautical Sector As mentioned in item 1 of this Manual, the competitive environment of the commercial aviation market has been rapidly changing. The Transaction (as defined in item 4.2 of this Manual) is intended to combine Embraer’s successful product development history under an efficient operating cost structure with Boeing’s sales and marketing capabilities and its global customer base. As a result, both companies are expected to be better prepared to handle changes in the competitive dynamics of the commercial aviation market. Through the Transaction, Boeing will expand its share of single-aisle aircraft, a market segment that is expected to lead the growth of the aircraft industry in the coming years. According to market estimates, the single-aisle aircraft segment will represent approximately 73% of the estimated total of 42,730 large commercial aircraft to be delivered by 2037. It is expected that the Commercial Aviation NewCo (as defined in item 4.2 of this Manual) will be one of Boeing’s centers of excellence for the full development, production and support of commercial passenger aircraft with less than 150 seats and be fully integrated into Boeing’s broader production and supply chain. With the consummation of the Transaction, it is expected that Boeing and Embraer will be better positioned to compete with the Airbus/Bombardier JV as well as emerging players from China, Russia and Japan that receive state funding from their respective governments. It is expected that the Transaction will also result in synergies in other areas, including vertical integrations, joint product development, and service and support combinations, as further detailed below. For Embraer, the Transaction is an opportunity to increase demand for its aircraft by accessing Boeing’s customer base, as well as to enable access to Boeing’s financial resources and global business structure, which is expected to result in the development of new products and in the increase of competitiveness in the long term against large rivals with broad access to financing. Embraer will also focus on the development of its executive aviation and defense and security businesses through investments that will enable Embraer to maintain the competitiveness of its portfolio of leading products and related services. Embraer will maintain full product development and operating capacity in those areas. Due to the nature of the carve-out of the commercial aviation business, each of Boeing and Embraer will benefit from support agreements intended to assure that each of Commercial Aviation NewCo and Embraer has access to products and services to assure operational capabilities for their respective business segments, subject to the terms of each agreement. Embraer will have access to Boeing’s global chain of suppliers, sales, marketing and services, as permitted by applicable law, ensuring the competitiveness of its products. With respect to the executive aviation business, we are finalizing a long cycle of product development with the launch of the new mid-size aircraft (Praetors) and Embraer’s 12 leadership in the light jets segment (Phenoms). Embraer is confident that the partnership will bring potential cost reductions and will, together with the introduction of the new aircraft (Praetors), contribute to the improvement of Embraer’s margins. Embraer’s defense and security business shall also benefit directly from the Transaction. The world fleet of medium-sized freighters, with nearly 3,000 aircraft in service and average age of 30 years, will likely undergo a renewal process in the coming years. With the completion of the development of the KC-390, the beginning of its serial production phase beginning in 2019/2020 and the strategic partnership with Boeing, Embraer will be able to globally offer a high value-added product. The partnership opens up prospects of new and relevant markets for the KC-390, such as the North American and European markets, which together account for more than half of the global fleet of aircraft in service, and which may, together with access to other countries and markets, increase Embraer’s levels of revenue and profitability. Moreover, the Transaction will allow Embraer to continue to invest heavily in the customer service and support segment, a business that is profitable and offers consistent results. The expansion of Embraer’s executive jet fleet, which in 2019 will exceed 1,300 aircraft, as well as the sale of integrated solution and service packages in defense and security, are key drivers of growth in this segment. Embraer’s continued leadership in customer satisfaction surveys gives us even more confidence that we are on the right track and that we will have a significant and sustainable growth ahead in this business, that already represents almost 20% of our revenues and contributes to the generation of cash. Upon completion of the proposed Transaction, Embraer will significantly reduce its indebtedness and will have a strong level of cash. It is expected that this solid net cash position will allow the Company to distribute extraordinary dividend to its shareholders, and will also allow growth in the mid- and long-term through new investments. Therefore, both Boeing and Embraer are expected to benefit from a broad scale, resources and presence, including supply chain, sales and marketing, and global service network, which will enable the companies to capture benefits and efficiencies. 4.2 Proposed Transaction Considering the scenario of the commercial aviation sector described above, Embraer’s Board of Directors recommends the approval of the strategic partnership between Embraer and Boeing, which comprises: (i) the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo” or “Commercial Aviation JV”); 13 leadership in the light jets segment (Phenoms). Embraer is confident that the partnership will bring potential cost reductions and will, together with the introduction of the new aircraft (Praetors), contribute to the improvement of Embraer’s margins. Embraer’s defense and security business shall also benefit directly from the Transaction. The world fleet of medium-sized freighters, with nearly 3,000 aircraft in service and average age of 30 years, will likely undergo a renewal process in the coming years. With the completion of the development of the KC-390, the beginning of its serial production phase beginning in 2019/2020 and the strategic partnership with Boeing, Embraer will be able to globally offer a high value-added product. The partnership opens up prospects of new and relevant markets for the KC-390, such as the North American and European markets, which together account for more than half of the global fleet of aircraft in service, and which may, together with access to other countries and markets, increase Embraer’s levels of revenue and profitability. Moreover, the Transaction will allow Embraer to continue to invest heavily in the customer service and support segment, a business that is profitable and offers consistent results. The expansion of Embraer’s executive jet fleet, which in 2019 will exceed 1,300 aircraft, as well as the sale of integrated solution and service packages in defense and security, are key drivers of growth in this segment. Embraer’s continued leadership in customer satisfaction surveys gives us even more confidence that we are on the right track and that we will have a significant and sustainable growth ahead in this business, that already represents almost 20% of our revenues and contributes to the generation of cash. Upon completion of the proposed Transaction, Embraer will significantly reduce its indebtedness and will have a strong level of cash. It is expected that this solid net cash position will allow the Company to distribute extraordinary dividend to its shareholders, and will also allow growth in the mid- and long-term through new investments. Therefore, both Boeing and Embraer are expected to benefit from a broad scale, resources and presence, including supply chain, sales and marketing, and global service network, which will enable the companies to capture benefits and efficiencies. 4.2 Proposed Transaction Considering the scenario of the commercial aviation sector described above, Embraer’s Board of Directors recommends the approval of the strategic partnership between Embraer and Boeing, which comprises: (i) the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo” or “Commercial Aviation JV”); 13

(ii) the acquisition and subscription by an already existing and operational subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute the Shareholders’ Agreement (as defined below); (iii) the execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other matters, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain and the provision of certain support and maintenance services (the “Commercial Aviation JV Operational Agreements”); (iv) the formation, as part of the Transaction, in addition to the Commercial Aviation JV, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary (the “Embraer Member Entity”) will hold 51% of share capital and Boeing or its subsidiary (the “Boeing Member Entity”) will hold 49% of share capital, and the execution of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo (as defined below), by Embraer or Embraer Member Entity and Boeing or Boeing Member Entity, as applicable; and (v) the execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements, whose main conditions are set forth in the Contribution Agreement (as defined below) and the final terms will be negotiated by the parties until the closing of the Transaction (“KC-390 JV Operational Agreements” and all the items above, jointly, the “Transaction”). The consummation of the Transaction will be subject, in addition to the approval of the Transaction by Embraer shareholders at the Meeting, to (i) approval by antitrust authorities in Brazil, United States and other applicable jurisdictions; and (ii) the satisfaction of other conditions customary in similar transactions (“Conditions Precedent”). 4.3 Overview of the Transaction 4.3.1. Commercial Aviation Joint Venture The Transaction will result in the acquisition, by Boeing Brazil, of a controlling stake in Embraer’s commercial aviation business unit (including its related operations, services 14 (ii) the acquisition and subscription by an already existing and operational subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute the Shareholders’ Agreement (as defined below); (iii) the execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other matters, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain and the provision of certain support and maintenance services (the “Commercial Aviation JV Operational Agreements”); (iv) the formation, as part of the Transaction, in addition to the Commercial Aviation JV, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary (the “Embraer Member Entity”) will hold 51% of share capital and Boeing or its subsidiary (the “Boeing Member Entity”) will hold 49% of share capital, and the execution of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo (as defined below), by Embraer or Embraer Member Entity and Boeing or Boeing Member Entity, as applicable; and (v) the execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements, whose main conditions are set forth in the Contribution Agreement (as defined below) and the final terms will be negotiated by the parties until the closing of the Transaction (“KC-390 JV Operational Agreements” and all the items above, jointly, the “Transaction”). The consummation of the Transaction will be subject, in addition to the approval of the Transaction by Embraer shareholders at the Meeting, to (i) approval by antitrust authorities in Brazil, United States and other applicable jurisdictions; and (ii) the satisfaction of other conditions customary in similar transactions (“Conditions Precedent”). 4.3 Overview of the Transaction 4.3.1. Commercial Aviation Joint Venture The Transaction will result in the acquisition, by Boeing Brazil, of a controlling stake in Embraer’s commercial aviation business unit (including its related operations, services 14 and engineering capacity), which will then be held by the Commercial Aviation NewCo, and Embraer will keep the business units related to executive aviation and defense and security (including related operations, services and engineering capability). Boeing Brazil will acquire, through purchase and subscription of new shares, 80% of the common shares and redeemable preferred shares issued by the Commercial Aviation NewCo, so that Embraer and Boeing Brazil will hold 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo, respectively, all in accordance with the Master Transaction Agreement executed on January 24, 2019 (“Master Transaction Agreement”). Also, to enable mutual growth and stability of the businesses, the parties involved in the Transaction will enter into the Commercial Aviation JV Operational Agreements. 4.3.2. KC-390 Joint Venture As part of the Transaction, in addition to the Commercial Aviation JV, the parties negotiated the formation of another joint venture between Embraer Member Entity and Boeing Member Entity for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft, based on jointly identified opportunities (“KC-390 NewCo” or “KC-390 JV”). The KC-390 NewCo will be EB Defense, LLC, a Delaware limited liability company incorporated by Embraer Member Entity and in which Embraer Member Entity is currently the sole member. Embraer Member Entity will hold 51% and Boeing Member Entity 49% of the membership interests of EB Defense, LLC, in accordance with the Amended and Restated Limited Liability Company Agreement, to be entered into and become effective upon the closing of the Transaction. The agreed upon form of the Amended and Restated Limited Liability Company Agreement is attached as an exhibit to the Contribution Agreement, executed by and among EB Defense, LLC, Boeing Member Entity, Boeing, Embraer Member Entity, and Embraer, on January 24, 2019 (“Contribution Agreement”). The Amended and Restated Limited Liability Company Agreement will set forth the main terms that will govern the governance of KC-390 JV, including the following: (i) the KC-390 NewCo’s Board of Directors will be comprised of 5 members and Embraer Member Entity will have the right to appoint four members (including the chairperson; and one of the Directors appointed by Embraer Member Entity will be a designee of the Brazilian Air Force – FAB), and Boeing Member Entity will have the right to appoint one member, (ii) the Chief Executive Officer will be appointed by Embraer Member Entity, and the Chief Financial Officer will be appointed by Boeing Member Entity; and (iii) certain matters will be subject to unanimous approval by the Board of Directors or by the members of the KC-390 NewCo. Also, in order to enable the implementation of the KC-390 JV, the KC-390 JV Operational Agreements will be executed. The following simplified chart shows the corporate structure of KC-390 JV after the closing of the Transaction: 15 and engineering capacity), which will then be held by the Commercial Aviation NewCo, and Embraer will keep the business units related to executive aviation and defense and security (including related operations, services and engineering capability). Boeing Brazil will acquire, through purchase and subscription of new shares, 80% of the common shares and redeemable preferred shares issued by the Commercial Aviation NewCo, so that Embraer and Boeing Brazil will hold 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo, respectively, all in accordance with the Master Transaction Agreement executed on January 24, 2019 (“Master Transaction Agreement”). Also, to enable mutual growth and stability of the businesses, the parties involved in the Transaction will enter into the Commercial Aviation JV Operational Agreements. 4.3.2. KC-390 Joint Venture As part of the Transaction, in addition to the Commercial Aviation JV, the parties negotiated the formation of another joint venture between Embraer Member Entity and Boeing Member Entity for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft, based on jointly identified opportunities (“KC-390 NewCo” or “KC-390 JV”). The KC-390 NewCo will be EB Defense, LLC, a Delaware limited liability company incorporated by Embraer Member Entity and in which Embraer Member Entity is currently the sole member. Embraer Member Entity will hold 51% and Boeing Member Entity 49% of the membership interests of EB Defense, LLC, in accordance with the Amended and Restated Limited Liability Company Agreement, to be entered into and become effective upon the closing of the Transaction. The agreed upon form of the Amended and Restated Limited Liability Company Agreement is attached as an exhibit to the Contribution Agreement, executed by and among EB Defense, LLC, Boeing Member Entity, Boeing, Embraer Member Entity, and Embraer, on January 24, 2019 (“Contribution Agreement”). The Amended and Restated Limited Liability Company Agreement will set forth the main terms that will govern the governance of KC-390 JV, including the following: (i) the KC-390 NewCo’s Board of Directors will be comprised of 5 members and Embraer Member Entity will have the right to appoint four members (including the chairperson; and one of the Directors appointed by Embraer Member Entity will be a designee of the Brazilian Air Force – FAB), and Boeing Member Entity will have the right to appoint one member, (ii) the Chief Executive Officer will be appointed by Embraer Member Entity, and the Chief Financial Officer will be appointed by Boeing Member Entity; and (iii) certain matters will be subject to unanimous approval by the Board of Directors or by the members of the KC-390 NewCo. Also, in order to enable the implementation of the KC-390 JV, the KC-390 JV Operational Agreements will be executed. The following simplified chart shows the corporate structure of KC-390 JV after the closing of the Transaction: 15

Embraer (or Boeing (or its subsidiary) its subsidiary) 51% 49% KC-390 JV 4.4 Transaction Steps 4.4.1. Commercial Aviation JV The Company’s management clarifies that the main terms and conditions of the Commercial Aviation JV are described in the Master Transaction Agreement, a copy of which is included in Annex IV to this Manual, whose main terms and conditions are described in Annex I to this Manual. The implementation of Commercial Aviation JV will comprise the following steps described in the Master Transaction Agreement, all interdependent: (i) transfer by Embraer to the Commercial Aviation NewCo of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit (“Assets and Liabilities”), which may change until the Transaction closing date; (ii) following the transfer of the Assets and Liabilities to the Commercial Aviation NewCo, Boeing Brazil will acquire and subscribe for common and redeemable preferred shares issued by Commercial Aviation NewCo representing, in the aggregate, 80% of the total and voting share capital of Commercial Aviation NewCo; (iii) execution of the shareholders agreement between the Company and Boeing Brazil, which will govern their relationship as shareholders of the Commercial Aviation NewCo (“Shareholders Agreement”), whose main terms and conditions are described in Annex II hereto; (iv) holding an extraordinary general meeting of the Commercial Aviation NewCo to approve, among other resolutions, the new bylaws of the Commercial Aviation NewCo; and (v) execution of the Commercial Aviation JV Operational Agreements, the main terms and conditions of which are described in the summaries that constitute Annex III hereto. As per item (i) above, the Assets and Liabilities, which may change until the Transaction closing date, are detailed below: Operating Balance Sheet (pro forma) Source: Trial balance, support documentation and intercompany basis provided by Management. 16 Embraer (or Boeing (or its subsidiary) its subsidiary) 51% 49% KC-390 JV 4.4 Transaction Steps 4.4.1. Commercial Aviation JV The Company’s management clarifies that the main terms and conditions of the Commercial Aviation JV are described in the Master Transaction Agreement, a copy of which is included in Annex IV to this Manual, whose main terms and conditions are described in Annex I to this Manual. The implementation of Commercial Aviation JV will comprise the following steps described in the Master Transaction Agreement, all interdependent: (i) transfer by Embraer to the Commercial Aviation NewCo of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit (“Assets and Liabilities”), which may change until the Transaction closing date; (ii) following the transfer of the Assets and Liabilities to the Commercial Aviation NewCo, Boeing Brazil will acquire and subscribe for common and redeemable preferred shares issued by Commercial Aviation NewCo representing, in the aggregate, 80% of the total and voting share capital of Commercial Aviation NewCo; (iii) execution of the shareholders agreement between the Company and Boeing Brazil, which will govern their relationship as shareholders of the Commercial Aviation NewCo (“Shareholders Agreement”), whose main terms and conditions are described in Annex II hereto; (iv) holding an extraordinary general meeting of the Commercial Aviation NewCo to approve, among other resolutions, the new bylaws of the Commercial Aviation NewCo; and (v) execution of the Commercial Aviation JV Operational Agreements, the main terms and conditions of which are described in the summaries that constitute Annex III hereto. As per item (i) above, the Assets and Liabilities, which may change until the Transaction closing date, are detailed below: Operating Balance Sheet (pro forma) Source: Trial balance, support documentation and intercompany basis provided by Management. 16

Operating Balance sheet (pro forma) June 30-2018 US$'million NewCo Assets Trade accounts receivable 232 Guarantee deposits 49 Inventories 1,119 Other assets 168 Fixed Assets 1,932 Total Assets 3,500 Liabilities Trade accounts payable 521 Advances from customers 387 Unearned income 139 Financial guarantee and residual value 121 Taxes and payroll charges payable 32 Provisions and Others 191 Total Liabilities 1,390 Shareholders' equity 2,110 Total Liabilities + Shareholder's Equity 3,500 4.4.2. KC-390 Joint Venture The Company’s management clarifies that the main terms and conditions of the KC-390 JV are described in the Contribution Agreement, a copy of which is included in Annex V to this Manual and whose main terms and conditions are described in Annex I to this Manual. The implementation of the KC-390 JV will comprise the following steps described in the Contribution Agreement, all interdependent: (i) execution of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo, the main terms and conditions of which are described in Annex II to this Manual; (ii) execution of the KC-390 JV Operational Agreements, the main terms and conditions of which are described in the summaries that constitute Annex III to this Manual; and (iii) contribution of cash and other assets by each party, as applicable, set forth in the Contribution Agreement. The current corporate structure (simplified) of Embraer is as follows: 17 Operating Balance sheet (pro forma) June 30-2018 US$'million NewCo Assets Trade accounts receivable 232 Guarantee deposits 49 Inventories 1,119 Other assets 168 Fixed Assets 1,932 Total Assets 3,500 Liabilities Trade accounts payable 521 Advances from customers 387 Unearned income 139 Financial guarantee and residual value 121 Taxes and payroll charges payable 32 Provisions and Others 191 Total Liabilities 1,390 Shareholders' equity 2,110 Total Liabilities + Shareholder's Equity 3,500 4.4.2. KC-390 Joint Venture The Company’s management clarifies that the main terms and conditions of the KC-390 JV are described in the Contribution Agreement, a copy of which is included in Annex V to this Manual and whose main terms and conditions are described in Annex I to this Manual. The implementation of the KC-390 JV will comprise the following steps described in the Contribution Agreement, all interdependent: (i) execution of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo, the main terms and conditions of which are described in Annex II to this Manual; (ii) execution of the KC-390 JV Operational Agreements, the main terms and conditions of which are described in the summaries that constitute Annex III to this Manual; and (iii) contribution of cash and other assets by each party, as applicable, set forth in the Contribution Agreement. The current corporate structure (simplified) of Embraer is as follows: 17 shareholders Golden Share Embraer S.A commercial defense executive Subsidiaries commercial defense executive Immediately after the implementation of steps above, the simplified corporate structure of Embraer, the Commercial Aviation NewCo and of the KC-390 NewCo will be as follows: Golden Share shareholders Golden Share B Bo oe ein ing g US US $$ Embraer S.A Sale of Boeing US shares defense executive Boeing Brazil Embraer S.A. defense executive $$ 80% 20% Embraer S.A Subsidiary of Subscription Subsidiaries Boeing of shares Commercial Embraer S.A defense executive Aviation JV Subsidiaries commercial defense executive Embraer S.A 49% 51% Subsidiaries KC-3 90 JV commercial 18 shareholders Golden Share Embraer S.A commercial defense executive Subsidiaries commercial defense executive Immediately after the implementation of steps above, the simplified corporate structure of Embraer, the Commercial Aviation NewCo and of the KC-390 NewCo will be as follows: Golden Share shareholders Golden Share B Bo oe ein ing g US US $$ Embraer S.A Sale of Boeing US shares defense executive Boeing Brazil Embraer S.A. defense executive $$ 80% 20% Embraer S.A Subsidiary of Subscription Subsidiaries Boeing of shares Commercial Embraer S.A defense executive Aviation JV Subsidiaries commercial defense executive Embraer S.A 49% 51% Subsidiaries KC-3 90 JV commercial 18

4.5 Financial Terms The value attributed by the parties involved in the Transaction to 100% of the Commercial Aviation JV (considering that the Commercial Aviation NewCo will own 100% of the commercial aviation business, including the corresponding operations, services and engineering capacity) is US$5.26 billion. It is important to note that Embraer’s management retained Citigroup Global Markets, Inc. (“Citigroup”), a reputable international financial institution, to assist the Board of Directors in the process of making an informed decision with respect to the financial aspects of the Transaction. Citigroup delivered a fairness opinion to the Board of Directors of Embraer, with the scope, and based on the procedures and subject to the assumptions and limitations, described therein. A copy of the fairness opinion is attached as Annex VI to this Manual. Boeing Brazil will acquire an 80% interest in the total and voting share capital of Commercial Aviation JV at the closing of the Transaction, which will include the subscription for new shares by Boeing Brazil and the acquisition of existing shares directly from Embraer, for an aggregate value of approximately US$ 4.2 billion (“Estimated Value”). The Estimated Value is subject to adjustments customary for transactions of the same nature including for net debt and net working capital of the Commercial Aviation NewCo at the closing date of the Transaction. With respect to the KC-390 JV, Boeing and Embraer will make contributions to the KC- 390 NewCo in cash and in assets. Embraer expects that the Transaction’s proceeds net of all segregation costs, as described below, will be equal to approximately US$3 billion. Reductions of taxes incurred in connection with the Transaction will be shared equally by Embraer and Boeing. The Transaction costs for Embraer include, among others: (a) income tax on the capital gain relating to the Transaction, which may be subject to changes up to the closing date due to, among other factors, fluctuation on the book value of the assets to be contributed to Commercial Aviation NewCo; (b) payment of deferred taxes on the segregation and contribution of the assets to the Commercial Aviation NewCo; (c) costs relating to the segregation of commercial aviation activities into Commercial Aviation NewCo such that Commercial Aviation NewCo is operational and independent; (d) expenses with publications, auditors, appraisers, legal counsel and other professionals retained in connection with the Transaction; and (e) bonuses and incentives to retain the Company’s executives in the event of closing of the Transaction within the overall budget to be approved by the annual shareholders general meeting of 2019. After the closing of the Transaction, which will cause Embraer to have a cash position significantly higher than its indebtedness, management expects to propose to the shareholders an extraordinary dividend distribution. The value will be subject to the variations resulting from the Transaction costs and purchase price adjustments, pursuant to the Master Transaction Agreement, as well as the operating results of Embraer until the consummation of the Transaction, but management estimates that the amount of such dividend distribution would be equal to approximately US$1.6 billion, 19 4.5 Financial Terms The value attributed by the parties involved in the Transaction to 100% of the Commercial Aviation JV (considering that the Commercial Aviation NewCo will own 100% of the commercial aviation business, including the corresponding operations, services and engineering capacity) is US$5.26 billion. It is important to note that Embraer’s management retained Citigroup Global Markets, Inc. (“Citigroup”), a reputable international financial institution, to assist the Board of Directors in the process of making an informed decision with respect to the financial aspects of the Transaction. Citigroup delivered a fairness opinion to the Board of Directors of Embraer, with the scope, and based on the procedures and subject to the assumptions and limitations, described therein. A copy of the fairness opinion is attached as Annex VI to this Manual. Boeing Brazil will acquire an 80% interest in the total and voting share capital of Commercial Aviation JV at the closing of the Transaction, which will include the subscription for new shares by Boeing Brazil and the acquisition of existing shares directly from Embraer, for an aggregate value of approximately US$ 4.2 billion (“Estimated Value”). The Estimated Value is subject to adjustments customary for transactions of the same nature including for net debt and net working capital of the Commercial Aviation NewCo at the closing date of the Transaction. With respect to the KC-390 JV, Boeing and Embraer will make contributions to the KC- 390 NewCo in cash and in assets. Embraer expects that the Transaction’s proceeds net of all segregation costs, as described below, will be equal to approximately US$3 billion. Reductions of taxes incurred in connection with the Transaction will be shared equally by Embraer and Boeing. The Transaction costs for Embraer include, among others: (a) income tax on the capital gain relating to the Transaction, which may be subject to changes up to the closing date due to, among other factors, fluctuation on the book value of the assets to be contributed to Commercial Aviation NewCo; (b) payment of deferred taxes on the segregation and contribution of the assets to the Commercial Aviation NewCo; (c) costs relating to the segregation of commercial aviation activities into Commercial Aviation NewCo such that Commercial Aviation NewCo is operational and independent; (d) expenses with publications, auditors, appraisers, legal counsel and other professionals retained in connection with the Transaction; and (e) bonuses and incentives to retain the Company’s executives in the event of closing of the Transaction within the overall budget to be approved by the annual shareholders general meeting of 2019. After the closing of the Transaction, which will cause Embraer to have a cash position significantly higher than its indebtedness, management expects to propose to the shareholders an extraordinary dividend distribution. The value will be subject to the variations resulting from the Transaction costs and purchase price adjustments, pursuant to the Master Transaction Agreement, as well as the operating results of Embraer until the consummation of the Transaction, but management estimates that the amount of such dividend distribution would be equal to approximately US$1.6 billion, 19 still subject to the confirmation of certain factors, including Embraer’s financial results at the end of the fiscal year. In addition, Embraer is expected to benefit from the appreciation of its stake in the Commercial Aviation NewCo. 4.6 Reasons for the Transaction The participation of Embraer and Boeing in the Commercial Aviation NewCo and in the KC-390 NewCo is expected to improve Embraer’s prospects, increasing the potential for improvement of these businesses, with economies of scale and new markets, in an environment of currently growing competition. Through the proposed partnerships, Embraer is expected to benefit from Boeing’s broader scale, resources and market presence, including access to Boeing’s global supply, sales, marketing and service chain, which is expected to enable Embraer to benefit from high level efficiency, improving the competitiveness of its products and services. In addition, through the businesses retained by Embraer, its installed base and its proven capability in the design and manufacture of components, Embraer expects to benefit from a broader perspective, with the potential to participate in new programs other than the aircraft developed by Embraer. It is expected that the potential of all the accumulated experience of Embraer’s engineering team will be amplified, so Embraer could potentially develop new aircraft and access new technologies. The combined result of the partnership is expected to entail growth in all aspects of Embraer’s operations in commercial aviation: products, services, aeronautical parts and aerospace segments and engineering. Embraer’s defense and security business also expects to directly benefit from the strategic partnership. The completion of the development of the KC-390 and the beginning of its serial production phase starting in 2019/2020 would represent, regardless of the partnership, the beginning of a new phase of the business, which will then have a high value-added product in serial production phase, leaving behind the product development phase that characterized the business in recent years. With the KC-390 partnership, new markets prospects will open up which may significantly amplify the production and delivery scale of the KC-390. In addition, Embraer is expected to benefit from access to the Boeing supply chain, with the possibility of reducing costs and further enhancing product competitiveness also in relation to the KC-390. To a lesser extent, the executive aviation business is also expected to benefit from the partnership. With the recent launch of Praetors, Embraer finishes a long cycle of development and introduction of new products in the market, now having the most modern platforms in the segments in which it operates and being able to continue to leverage the profitability of this business. With the proposed partnership, it is expected that executive aviation products will benefit from cost reduction of raw materials and other common materials to all Embraer platforms. 20 still subject to the confirmation of certain factors, including Embraer’s financial results at the end of the fiscal year. In addition, Embraer is expected to benefit from the appreciation of its stake in the Commercial Aviation NewCo. 4.6 Reasons for the Transaction The participation of Embraer and Boeing in the Commercial Aviation NewCo and in the KC-390 NewCo is expected to improve Embraer’s prospects, increasing the potential for improvement of these businesses, with economies of scale and new markets, in an environment of currently growing competition. Through the proposed partnerships, Embraer is expected to benefit from Boeing’s broader scale, resources and market presence, including access to Boeing’s global supply, sales, marketing and service chain, which is expected to enable Embraer to benefit from high level efficiency, improving the competitiveness of its products and services. In addition, through the businesses retained by Embraer, its installed base and its proven capability in the design and manufacture of components, Embraer expects to benefit from a broader perspective, with the potential to participate in new programs other than the aircraft developed by Embraer. It is expected that the potential of all the accumulated experience of Embraer’s engineering team will be amplified, so Embraer could potentially develop new aircraft and access new technologies. The combined result of the partnership is expected to entail growth in all aspects of Embraer’s operations in commercial aviation: products, services, aeronautical parts and aerospace segments and engineering. Embraer’s defense and security business also expects to directly benefit from the strategic partnership. The completion of the development of the KC-390 and the beginning of its serial production phase starting in 2019/2020 would represent, regardless of the partnership, the beginning of a new phase of the business, which will then have a high value-added product in serial production phase, leaving behind the product development phase that characterized the business in recent years. With the KC-390 partnership, new markets prospects will open up which may significantly amplify the production and delivery scale of the KC-390. In addition, Embraer is expected to benefit from access to the Boeing supply chain, with the possibility of reducing costs and further enhancing product competitiveness also in relation to the KC-390. To a lesser extent, the executive aviation business is also expected to benefit from the partnership. With the recent launch of Praetors, Embraer finishes a long cycle of development and introduction of new products in the market, now having the most modern platforms in the segments in which it operates and being able to continue to leverage the profitability of this business. With the proposed partnership, it is expected that executive aviation products will benefit from cost reduction of raw materials and other common materials to all Embraer platforms. 20

Finally, it is expected that Embraer will significantly reduce its indebtedness through the proposed transaction. As a result, the Company is expected to have a positive net cash position and the possibility of using its capabilities in new products and segments, such as urban mobility. Embraer’s Board of Directors weighed the potential benefits of the Transaction mentioned in this proposal against a number of potentially negative factors and risks, including, among others: · The risk that the synergies and other benefits expected to result from the Transaction may not be fully realized or may be realized over a longer period of time; · The challenges inherent in splitting the businesses, operations and workforces of Embraer’s commercial aviation and other businesses, including the potential for unforeseen difficulties in splitting operations and systems and the costs related thereto; · The risk that the Transaction might not be completed and the possible adverse effects on Embraer, its business and the trading price of its common shares resulting from any termination of the Master Transaction Agreement and the Contribution Agreement. Embraer’s Board of Directors believed that, overall, the potential benefits of the Transaction outweigh the negative factors and risks. The foregoing discussion with respect to the risks considered by Embraer’s Board of Directors is not intended to be exhaustive, but includes the risks considered to be relevant by the Embraer’s Board of Directors. In light of the variety of factors considered in the evaluation of the Transaction, it was not possible for Embraer’s Board of Directors to quantify or assign relative weights to each one of the specific factors considered in reaching its determinations and recommendations. Embraer’s Board of Directors based its recommendation on the totality of the information presented. 4.7 Other Terms With the closing of the Transaction, in addition to holding 20% of the Commercial Aviation NewCo and 51% of the KC-390 NewCo, Embraer will maintain all of its executive aviation and defense and security activities (including related operations, services and engineering capability). Embraer will remain a Brazilian publicly listed company, with shares listed on the B3 Novo Mercado special segment and its ADRs listed on the New York Stock Exchange. The Brazilian Federal Government will retain the rights deriving from its ownership of Embraer’s special class of common share (golden share), under the terms set forth in Embraer’s Bylaws. 21 Finally, it is expected that Embraer will significantly reduce its indebtedness through the proposed transaction. As a result, the Company is expected to have a positive net cash position and the possibility of using its capabilities in new products and segments, such as urban mobility. Embraer’s Board of Directors weighed the potential benefits of the Transaction mentioned in this proposal against a number of potentially negative factors and risks, including, among others: · The risk that the synergies and other benefits expected to result from the Transaction may not be fully realized or may be realized over a longer period of time; · The challenges inherent in splitting the businesses, operations and workforces of Embraer’s commercial aviation and other businesses, including the potential for unforeseen difficulties in splitting operations and systems and the costs related thereto; · The risk that the Transaction might not be completed and the possible adverse effects on Embraer, its business and the trading price of its common shares resulting from any termination of the Master Transaction Agreement and the Contribution Agreement. Embraer’s Board of Directors believed that, overall, the potential benefits of the Transaction outweigh the negative factors and risks. The foregoing discussion with respect to the risks considered by Embraer’s Board of Directors is not intended to be exhaustive, but includes the risks considered to be relevant by the Embraer’s Board of Directors. In light of the variety of factors considered in the evaluation of the Transaction, it was not possible for Embraer’s Board of Directors to quantify or assign relative weights to each one of the specific factors considered in reaching its determinations and recommendations. Embraer’s Board of Directors based its recommendation on the totality of the information presented. 4.7 Other Terms With the closing of the Transaction, in addition to holding 20% of the Commercial Aviation NewCo and 51% of the KC-390 NewCo, Embraer will maintain all of its executive aviation and defense and security activities (including related operations, services and engineering capability). Embraer will remain a Brazilian publicly listed company, with shares listed on the B3 Novo Mercado special segment and its ADRs listed on the New York Stock Exchange. The Brazilian Federal Government will retain the rights deriving from its ownership of Embraer’s special class of common share (golden share), under the terms set forth in Embraer’s Bylaws. 21

As already announced by the Company, (i) on January 10, 2019, the Brazilian Federal Government stated that it would not exercise, as the owner of the special class of common share (golden share), its veto right on the Transaction since it understands that the Transaction does not affect Brazil’s national interest or sovereignty; (ii) on January 11, 2019, the Company's Board of Directors (a) ratified the resolution of December 17, 2018 that approved the Transaction; (b) authorized the execution of the Master Transaction Agreement, the Contribution Agreement, as well as of the other agreements and documents necessary or convenient for the consummation of the Transaction; and (c) authorized, after the approval of the Transaction by Embraer’s shareholders, the executive officers to perform any act necessary for the consummation of the Transaction, including the transfer of the Assets and Liabilities to the Commercial Aviation NewCo; and (iii) the Master Transaction Agreement and the Contribution Agreement were executed on January 24, 2019. The steps described in this management proposal are interdependent, with the assumption that each of the steps will not be effective unless and until the others are also effective. Therefore, if the Meeting fails to approve the Transaction, or if the corporate approvals are not obtained or the conditions set out in the Master Transaction Agreement and the Contribution Agreement are not satisfied, the Transaction will not come into effect. The Master Transaction Agreement and the Contribution Agreement provide for indemnification rules customary for similar transactions, including various limitations and qualifications, whereby the parties to those agreements undertake certain indemnification obligations with respect to the other parties. For more detail, see Annex I of this Manual. Once the Conditions Precedent have been satisfied, the Company will publish a material fact indicating the date on which the Transaction will be effectively consummated (“Transaction Completion Date”). The Company’s management emphasizes that: (i) it is not possible to guarantee that the Transaction, if approved by the shareholders, will in fact be consummated, and it is not possible to predict the time period within which it will be consummated. Management tentatively estimates that the Transaction will be consummated by the end of 2019; (ii) it understands that the Transaction, if consummated, may bring new risks to the Company, not only in relation to the sustainability of the activities that it will conduct directly, but as a partner of the Commercial Aviation NewCo and also due to the resulting mutual operational dependency relationship, which risks, however, were considered to be justified as a result of the increased competitiveness faced in this sector and the new growth opportunities for the commercial aviation unit under Boeing’s management; and (iii) in addition to the advice of Citigroup, Embraer was advised by McKinsey & Company, A.T. Kearney, KPMG and, as legal counsels, Skadden, Arps, Slate, Meagher & Flom LLP, as to matters of New York laws, BMA - Barbosa Müssnich 22 As already announced by the Company, (i) on January 10, 2019, the Brazilian Federal Government stated that it would not exercise, as the owner of the special class of common share (golden share), its veto right on the Transaction since it understands that the Transaction does not affect Brazil’s national interest or sovereignty; (ii) on January 11, 2019, the Company's Board of Directors (a) ratified the resolution of December 17, 2018 that approved the Transaction; (b) authorized the execution of the Master Transaction Agreement, the Contribution Agreement, as well as of the other agreements and documents necessary or convenient for the consummation of the Transaction; and (c) authorized, after the approval of the Transaction by Embraer’s shareholders, the executive officers to perform any act necessary for the consummation of the Transaction, including the transfer of the Assets and Liabilities to the Commercial Aviation NewCo; and (iii) the Master Transaction Agreement and the Contribution Agreement were executed on January 24, 2019. The steps described in this management proposal are interdependent, with the assumption that each of the steps will not be effective unless and until the others are also effective. Therefore, if the Meeting fails to approve the Transaction, or if the corporate approvals are not obtained or the conditions set out in the Master Transaction Agreement and the Contribution Agreement are not satisfied, the Transaction will not come into effect. The Master Transaction Agreement and the Contribution Agreement provide for indemnification rules customary for similar transactions, including various limitations and qualifications, whereby the parties to those agreements undertake certain indemnification obligations with respect to the other parties. For more detail, see Annex I of this Manual. Once the Conditions Precedent have been satisfied, the Company will publish a material fact indicating the date on which the Transaction will be effectively consummated (“Transaction Completion Date”). The Company’s management emphasizes that: (i) it is not possible to guarantee that the Transaction, if approved by the shareholders, will in fact be consummated, and it is not possible to predict the time period within which it will be consummated. Management tentatively estimates that the Transaction will be consummated by the end of 2019; (ii) it understands that the Transaction, if consummated, may bring new risks to the Company, not only in relation to the sustainability of the activities that it will conduct directly, but as a partner of the Commercial Aviation NewCo and also due to the resulting mutual operational dependency relationship, which risks, however, were considered to be justified as a result of the increased competitiveness faced in this sector and the new growth opportunities for the commercial aviation unit under Boeing’s management; and (iii) in addition to the advice of Citigroup, Embraer was advised by McKinsey & Company, A.T. Kearney, KPMG and, as legal counsels, Skadden, Arps, Slate, Meagher & Flom LLP, as to matters of New York laws, BMA - Barbosa Müssnich 22

Aragão and Mattos Filho, Veiga Filho, Marrey Jr. and Quiroga Advogados, as to matters of Brazilian laws. The documents that are the object of the resolutions of the Shareholders’ Meeting are available to shareholders at the Company’s headquarters and on the Internet at the websites of the Company (ri.embraer.com.br/embraerboeing_pt and ri.embraer.com.br/embraerboeing_eng, in Portuguese and English, respectively), Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br). 4.8 Recommendation of the Board of Directors Therefore, based on the factors described in this document and in accordance with the Brazilian Corporate Law, Embraer’s Board of Directors recommends that the shareholders approve the Transaction. In case of approval of the Transaction at the Meeting, the Company’s management proposes that the managers should be authorized to perform any and all additional acts that may be necessary to carry out the Transaction, including the contribution and transfer by Embraer of the Assets and Liabilities to the Commercial Aviation NewCo. Cautionary Statement Regarding Forward-Looking Statements This Manual contains forward-looking statements or statements about events or circumstances which have not occurred, including statements regarding the ability of the parties to satisfy the conditions to closing the Transaction and the timing thereof, and the benefits and synergies of the Transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are predictions based on expectations and projections about future events, and are not statements of historical fact. Forward-looking statements include statements concerning business strategy, plans and prospects, among other things, including anticipated trends and developments in and management plans for the business and the markets in which Embraer operates. In some cases, you can identify these statements by forward-looking words, such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” and “continue,” the negative or plural of these words and other comparable terminology. All forward-looking statements included in this Manual are based upon information available as of the date of this Manual, and Embraer undertakes no obligation to update any of these forward-looking statements for any reason. You should not place undue reliance on forward-looking statements. Forward- looking statements are based on the Company’s current expectations and projections about future events that may not prove to be accurate. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions, including, among other things, those relating to: general economic, political and business conditions and the ability of the parties to consummate the Transaction and realize anticipated synergies from such Transaction. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Manual might not occur. The actual results, levels of activity, performance, or achievements 23 Aragão and Mattos Filho, Veiga Filho, Marrey Jr. and Quiroga Advogados, as to matters of Brazilian laws. The documents that are the object of the resolutions of the Shareholders’ Meeting are available to shareholders at the Company’s headquarters and on the Internet at the websites of the Company (ri.embraer.com.br/embraerboeing_pt and ri.embraer.com.br/embraerboeing_eng, in Portuguese and English, respectively), Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br). 4.8 Recommendation of the Board of Directors Therefore, based on the factors described in this document and in accordance with the Brazilian Corporate Law, Embraer’s Board of Directors recommends that the shareholders approve the Transaction. In case of approval of the Transaction at the Meeting, the Company’s management proposes that the managers should be authorized to perform any and all additional acts that may be necessary to carry out the Transaction, including the contribution and transfer by Embraer of the Assets and Liabilities to the Commercial Aviation NewCo. Cautionary Statement Regarding Forward-Looking Statements This Manual contains forward-looking statements or statements about events or circumstances which have not occurred, including statements regarding the ability of the parties to satisfy the conditions to closing the Transaction and the timing thereof, and the benefits and synergies of the Transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are predictions based on expectations and projections about future events, and are not statements of historical fact. Forward-looking statements include statements concerning business strategy, plans and prospects, among other things, including anticipated trends and developments in and management plans for the business and the markets in which Embraer operates. In some cases, you can identify these statements by forward-looking words, such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” and “continue,” the negative or plural of these words and other comparable terminology. All forward-looking statements included in this Manual are based upon information available as of the date of this Manual, and Embraer undertakes no obligation to update any of these forward-looking statements for any reason. You should not place undue reliance on forward-looking statements. Forward- looking statements are based on the Company’s current expectations and projections about future events that may not prove to be accurate. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions, including, among other things, those relating to: general economic, political and business conditions and the ability of the parties to consummate the Transaction and realize anticipated synergies from such Transaction. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Manual might not occur. The actual results, levels of activity, performance, or achievements 23 could differ substantially from those anticipated, expressed or implied in the forward- looking statements contained in this Manual. 24 could differ substantially from those anticipated, expressed or implied in the forward- looking statements contained in this Manual. 24

ANNEX I - MAIN TERMS OF THE MASTER TRANSACTION AGREEMENT AND THE CONTRIBUTION AGREEMENT - MAIN TERMS OF THE MASTER TRANSACTION AGREEMENT The following summary describes certain material provisions of the Master Transaction Agreement, dated as of January 24, 2019, entered into by and among Embraer, Boeing Brazil, Boeing and Commercial Aviation NewCo, which we refer to as the “MTA.” This summary is not complete and is qualified in its entirety by reference to the MTA, which is attached to this Manual as Annex V and incorporated into this Manual by reference. Embraer encourages you to read the MTA carefully in its entirety before making any voting decisions because this summary may not contain all the information about the MTA that is important to you. The rights and obligations of the parties are governed by the express terms of the MTA and not by this summary or any other information contained in this Manual. The representations, warranties, covenants and agreements described below and included in the MTA (a) were made only for purposes of the MTA and as of specific dates, (b) were made solely for the benefit of the parties to the MTA, (c) are subject to important qualifications, limitations and supplemental information agreed upon by the contracting parties in connection with negotiating the terms of the MTA, including being qualified by confidential disclosures not reflected in the MTA itself or in this summary, and (d) are subject to contractual standards of materiality or material adverse effect in a way that may be different from what you or other shareholders may view as material. In reviewing the representations and warranties contained in the MTA or any description thereof in this summary, it is important to bear in mind that such representations and warranties were made for the purposes of allocating contractual risk between the parties to the MTA instead of establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the MTA. In addition, you should not rely on the covenants in the MTA as actual limitations on the businesses of Embraer because Embraer may take certain actions that are either expressly permitted in the confidential disclosure schedules to the MTA or certain actions to which the appropriate party may otherwise consent, which consent may be given without prior notice to the public. Shareholders are not third-party beneficiaries under the MTA and should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Structure of the Transaction Upon the terms and subject to the conditions of the MTA, on or prior to the closing of the transactions contemplated by the MTA, Embraer will contribute certain assets and rights related to Embraer’s commercial aviation business to Commercial Aviation NewCo, a Brazilian closely-held corporation recently formed, and Commercial Aviation 25 ANNEX I - MAIN TERMS OF THE MASTER TRANSACTION AGREEMENT AND THE CONTRIBUTION AGREEMENT - MAIN TERMS OF THE MASTER TRANSACTION AGREEMENT The following summary describes certain material provisions of the Master Transaction Agreement, dated as of January 24, 2019, entered into by and among Embraer, Boeing Brazil, Boeing and Commercial Aviation NewCo, which we refer to as the “MTA.” This summary is not complete and is qualified in its entirety by reference to the MTA, which is attached to this Manual as Annex V and incorporated into this Manual by reference. Embraer encourages you to read the MTA carefully in its entirety before making any voting decisions because this summary may not contain all the information about the MTA that is important to you. The rights and obligations of the parties are governed by the express terms of the MTA and not by this summary or any other information contained in this Manual. The representations, warranties, covenants and agreements described below and included in the MTA (a) were made only for purposes of the MTA and as of specific dates, (b) were made solely for the benefit of the parties to the MTA, (c) are subject to important qualifications, limitations and supplemental information agreed upon by the contracting parties in connection with negotiating the terms of the MTA, including being qualified by confidential disclosures not reflected in the MTA itself or in this summary, and (d) are subject to contractual standards of materiality or material adverse effect in a way that may be different from what you or other shareholders may view as material. In reviewing the representations and warranties contained in the MTA or any description thereof in this summary, it is important to bear in mind that such representations and warranties were made for the purposes of allocating contractual risk between the parties to the MTA instead of establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the MTA. In addition, you should not rely on the covenants in the MTA as actual limitations on the businesses of Embraer because Embraer may take certain actions that are either expressly permitted in the confidential disclosure schedules to the MTA or certain actions to which the appropriate party may otherwise consent, which consent may be given without prior notice to the public. Shareholders are not third-party beneficiaries under the MTA and should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Structure of the Transaction Upon the terms and subject to the conditions of the MTA, on or prior to the closing of the transactions contemplated by the MTA, Embraer will contribute certain assets and rights related to Embraer’s commercial aviation business to Commercial Aviation NewCo, a Brazilian closely-held corporation recently formed, and Commercial Aviation 25

NewCo will assume certain liabilities and obligations related to Embraer’s commercial aviation business (the “Contribution”) and, in exchange for the Contribution, Commercial Aviation NewCo will issue common shares and redeemable preferred shares to Embraer. Commercial Aviation NewCo’s redeemable preferred shares will have a liquidation preference, receive an annual fixed cumulative dividend payable at a 3.3% rate, be redeemable after two years from the date of issuance, and have no voting rights. Upon the terms and subject to the conditions of the MTA, at the closing of the transactions contemplated by the MTA, Boeing Brazil will acquire 80% of the issued and outstanding common shares and redeemable preferred shares of Commercial Aviation NewCo, through the subscription of new shares to be issued by Commercial Aviation NewCo and the acquisition directly from Embraer of existing shares issued by Commercial Aviation NewCo to Embraer, at an aggregate value of approximately $4.2 billion (the “Estimated Value”), subject to certain adjustments. Following the consummation of the transactions contemplated by the MTA, Commercial Aviation NewCo will own the business of designing, developing, manufacturing, assembling, testing, certifying, marketing, selling, delivering, maintaining, sustaining and supporting, and providing aftermarket services for, commercial aircraft platforms and programs with structural capacity of 50 or more seats in an all-standard economy class configuration, including the ERJ, EMB 110, EMB 120, Ejet and E2 families, with end-to- end commercial aviation product development and support capability (the “Commercial Aviation Business”), but Embraer will keep the Lineage, Legacy and AEWC programs, the businesses conducted by each of OGMA – Indústria Aeronáutica de Portugal S.A., Atech Negócios em Tecnologias S.A., Savis Tecnologias e Sistemas S.A., Visiona Tecnologia Espacial S.A., Embraer Business Innovation Center, Inc. and Embraer Aero Seating Technologies and any crop dusting business. Transaction Consideration; Guarantee At the closing of the transactions contemplated by the MTA: (a) Embraer will sell to Boeing Brazil a certain number of common shares of Commercial Aviation NewCo constituting a percentage, which we refer to as the “selling shares percentage,” equal to 80% of the result of (i) the Estimated Value minus Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date divided by (ii) the Estimated Value minus 80% of Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date; (b) Embraer will sell to Boeing Brazil a certain number of redeemable preferred shares of Commercial Aviation NewCo equal to 80% of the issued and outstanding redeemable preferred shares of Commercial Aviation NewCo and Boeing Brazil will immediately thereafter sell 100% of such redeemable preferred shares to an affiliate of Boeing Brazil; 26 NewCo will assume certain liabilities and obligations related to Embraer’s commercial aviation business (the “Contribution”) and, in exchange for the Contribution, Commercial Aviation NewCo will issue common shares and redeemable preferred shares to Embraer. Commercial Aviation NewCo’s redeemable preferred shares will have a liquidation preference, receive an annual fixed cumulative dividend payable at a 3.3% rate, be redeemable after two years from the date of issuance, and have no voting rights. Upon the terms and subject to the conditions of the MTA, at the closing of the transactions contemplated by the MTA, Boeing Brazil will acquire 80% of the issued and outstanding common shares and redeemable preferred shares of Commercial Aviation NewCo, through the subscription of new shares to be issued by Commercial Aviation NewCo and the acquisition directly from Embraer of existing shares issued by Commercial Aviation NewCo to Embraer, at an aggregate value of approximately $4.2 billion (the “Estimated Value”), subject to certain adjustments. Following the consummation of the transactions contemplated by the MTA, Commercial Aviation NewCo will own the business of designing, developing, manufacturing, assembling, testing, certifying, marketing, selling, delivering, maintaining, sustaining and supporting, and providing aftermarket services for, commercial aircraft platforms and programs with structural capacity of 50 or more seats in an all-standard economy class configuration, including the ERJ, EMB 110, EMB 120, Ejet and E2 families, with end-to- end commercial aviation product development and support capability (the “Commercial Aviation Business”), but Embraer will keep the Lineage, Legacy and AEWC programs, the businesses conducted by each of OGMA – Indústria Aeronáutica de Portugal S.A., Atech Negócios em Tecnologias S.A., Savis Tecnologias e Sistemas S.A., Visiona Tecnologia Espacial S.A., Embraer Business Innovation Center, Inc. and Embraer Aero Seating Technologies and any crop dusting business. Transaction Consideration; Guarantee At the closing of the transactions contemplated by the MTA: (a) Embraer will sell to Boeing Brazil a certain number of common shares of Commercial Aviation NewCo constituting a percentage, which we refer to as the “selling shares percentage,” equal to 80% of the result of (i) the Estimated Value minus Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date divided by (ii) the Estimated Value minus 80% of Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date; (b) Embraer will sell to Boeing Brazil a certain number of redeemable preferred shares of Commercial Aviation NewCo equal to 80% of the issued and outstanding redeemable preferred shares of Commercial Aviation NewCo and Boeing Brazil will immediately thereafter sell 100% of such redeemable preferred shares to an affiliate of Boeing Brazil; 26

(c) Boeing Brazil will pay to Embraer a base purchase price equal to the result of the selling shares percentage multiplied by the result of (A) the Estimated Value divided by 80% minus (B) Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date; (d) if Commercial Aviation NewCo’s net debt amount as of the closing date is not zero, Boeing Brazil will contribute to Commercial Aviation NewCo an amount of cash equal to the amount of such net debt, and Commercial Aviation NewCo will issue to Boeing Brazil a certain number of common shares equal to the result of (x) total number of shares issued and outstanding immediately prior to closing multiplied by (y) the result of (1) Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date divided by (2) the result of (i) the Estimated Value divided by 80% minus (ii) Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date. The Estimated Value will be subject to adjustments customary for transactions of the same nature including for positive and negative variations in the modified net asset amount of Commercial Aviation NewCo at the closing date of the transactions contemplated by the MTA as compared to a $225 million target. In addition, under the terms of the MTA, reductions to the aggregate amount of taxes incurred in connection with the Transaction below a certain amount will be shared equally by Embraer and Boeing Brazil. Boeing has guaranteed the payment by Boeing Brazil of the Estimated Value, as adjusted. Contributed Assets; Assumed Liabilities The MTA provides that, subject to certain exceptions and qualifications, Embraer will contribute to Commercial Aviation NewCo the right, title and interest in and to the following assets of Embraer and its subsidiaries, which we refer to as the “contributed assets”: · certain facilities that are listed on a confidential schedule to the MTA, which we refer to as the “contributed facilities;” · tangible personal property and other tangible assets (other than tooling used exclusively in the other businesses of Embraer) located at the contributed facilities; · tooling used in the Commercial Aviation Business; · intangible IT assets used in the Commercial Aviation Business (excluding software designed and/or developed by Embraer); · inventory located at the contributed facilities and certain other agreed-upon inventory; 27 (c) Boeing Brazil will pay to Embraer a base purchase price equal to the result of the selling shares percentage multiplied by the result of (A) the Estimated Value divided by 80% minus (B) Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date; (d) if Commercial Aviation NewCo’s net debt amount as of the closing date is not zero, Boeing Brazil will contribute to Commercial Aviation NewCo an amount of cash equal to the amount of such net debt, and Commercial Aviation NewCo will issue to Boeing Brazil a certain number of common shares equal to the result of (x) total number of shares issued and outstanding immediately prior to closing multiplied by (y) the result of (1) Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date divided by (2) the result of (i) the Estimated Value divided by 80% minus (ii) Commercial Aviation NewCo’s net debt amount as of the day prior to the closing date. The Estimated Value will be subject to adjustments customary for transactions of the same nature including for positive and negative variations in the modified net asset amount of Commercial Aviation NewCo at the closing date of the transactions contemplated by the MTA as compared to a $225 million target. In addition, under the terms of the MTA, reductions to the aggregate amount of taxes incurred in connection with the Transaction below a certain amount will be shared equally by Embraer and Boeing Brazil. Boeing has guaranteed the payment by Boeing Brazil of the Estimated Value, as adjusted. Contributed Assets; Assumed Liabilities The MTA provides that, subject to certain exceptions and qualifications, Embraer will contribute to Commercial Aviation NewCo the right, title and interest in and to the following assets of Embraer and its subsidiaries, which we refer to as the “contributed assets”: · certain facilities that are listed on a confidential schedule to the MTA, which we refer to as the “contributed facilities;” · tangible personal property and other tangible assets (other than tooling used exclusively in the other businesses of Embraer) located at the contributed facilities; · tooling used in the Commercial Aviation Business; · intangible IT assets used in the Commercial Aviation Business (excluding software designed and/or developed by Embraer); · inventory located at the contributed facilities and certain other agreed-upon inventory; 27

· contracts that relate primarily to the Commercial Aviation Business, contracts pursuant to which contributed intellectual properties are licensed from third parties, contracts pursuant to which contributed facilities are leased from third parties and certain other agreed upon contracts, which we refer to as the “contributed contracts;” · rights to payment arising out of the contributed contracts and accounts and notes receivable and unbilled revenues of the Commercial Aviation Business; · Intellectual property (including software designed and/or developed by Embraer) used or held for use primarily in connection with the Commercial Aviation Business; · governmental authorizations necessary for Commercial Aviation NewCo to operate the Commercial Aviation Business and the contributed facilities and to provide services to Embraer pursuant to the ancillary agreements; · credits, prepaid expenses and other items, deferred charges, advance payments, security and other deposits and claims for refunds or reimbursements, relating to the Commercial Aviation Business, the contributed assets or the assumed liabilities; · claims, rights and remedies against any third parties to the extent arising out of or relating to an assumed liability or the condition, ownership, use or operation of the contributed assets; · rights under representations, warranties, guarantees or similar commitments made by suppliers, contractors or other persons in connection with the provision of products or services, to the extent relating to an assumed liability or the condition, ownership, use or operation of the contributed assets; · books and records, subject to certain exceptions set forth in the MTA; · cash in an amount equal to not less than $1.5 billion; · issued and outstanding equity securities of certain subsidiaries and certain joint ventures listed on a confidential schedule to the MTA; · certain pension, health and welfare benefit plans, and cash and securities supporting or otherwise underlying such benefit plans; · goodwill associated with or arising in connection with the Commercial Aviation Business or the contributed assets and any intangible capitalized investments associated with the Commercial Aviation Business; 28 · contracts that relate primarily to the Commercial Aviation Business, contracts pursuant to which contributed intellectual properties are licensed from third parties, contracts pursuant to which contributed facilities are leased from third parties and certain other agreed upon contracts, which we refer to as the “contributed contracts;” · rights to payment arising out of the contributed contracts and accounts and notes receivable and unbilled revenues of the Commercial Aviation Business; · Intellectual property (including software designed and/or developed by Embraer) used or held for use primarily in connection with the Commercial Aviation Business; · governmental authorizations necessary for Commercial Aviation NewCo to operate the Commercial Aviation Business and the contributed facilities and to provide services to Embraer pursuant to the ancillary agreements; · credits, prepaid expenses and other items, deferred charges, advance payments, security and other deposits and claims for refunds or reimbursements, relating to the Commercial Aviation Business, the contributed assets or the assumed liabilities; · claims, rights and remedies against any third parties to the extent arising out of or relating to an assumed liability or the condition, ownership, use or operation of the contributed assets; · rights under representations, warranties, guarantees or similar commitments made by suppliers, contractors or other persons in connection with the provision of products or services, to the extent relating to an assumed liability or the condition, ownership, use or operation of the contributed assets; · books and records, subject to certain exceptions set forth in the MTA; · cash in an amount equal to not less than $1.5 billion; · issued and outstanding equity securities of certain subsidiaries and certain joint ventures listed on a confidential schedule to the MTA; · certain pension, health and welfare benefit plans, and cash and securities supporting or otherwise underlying such benefit plans; · goodwill associated with or arising in connection with the Commercial Aviation Business or the contributed assets and any intangible capitalized investments associated with the Commercial Aviation Business; 28

· certain tax items attributable to the contributed assets or the Commercial Aviation Business; · tax returns relating to the Commercial Aviation Business; and · assets acquired by or on behalf of the Commercial Aviation Business prior to the consummation of the transactions contemplated by the MTA, in accordance with the terms of the MTA. The MTA also provides that, subject to certain exceptions and qualifications, Commercial Aviation NewCo will assume the following liabilities of Embraer and its subsidiaries as of the closing of the transactions contemplated by the MTA, which we refer to as the “assumed liabilities”: · indebtedness in an amount not to exceed $4.5 billion; · executory obligations under the contributed contracts to be performed after the consummation of the transactions contemplated by the MTA, other than liabilities arising out of or relating to a breach or default under the contributed contracts at or prior to the consummation of the transactions contemplated by the MTA; · third party product liability claims for liabilities caused by a defect in products developed or manufactured by Embraer or its subsidiaries using the contributed assets of the Commercial Aviation Business, after Embraer has paid the initial $25 million; · obligations to provide certain post-employment extension of health care for certain eligible Commercial Aviation Business retirees and Commercial Aviation Business employees in an amount not to exceed $20 million; and · obligations (A) for salaries, wages, and sales commissions and other employment compensation earned by the Commercial Aviation Business employees to be transferred to Commercial Aviation NewCo as of the closing date, (B) in respect of accrued but unpaid or unused vacation owed to such employees, (C) for ordinary course reimbursable business expenses of such employees, (D) under benefit plans of Commercial Aviation NewCo and (E) for the employer portion of taxes relating to the obligations listed on (A) to (D) above, but, in each case, only if such obligations are in accordance with employment policies and not the result of any breach or default under any benefit plan or contract or violation of any law. Representations and Warranties The MTA contains a number of representations and warranties made by Embraer and Boeing Brazil that are subject in some cases to exceptions and qualifications, including 29 · certain tax items attributable to the contributed assets or the Commercial Aviation Business; · tax returns relating to the Commercial Aviation Business; and · assets acquired by or on behalf of the Commercial Aviation Business prior to the consummation of the transactions contemplated by the MTA, in accordance with the terms of the MTA. The MTA also provides that, subject to certain exceptions and qualifications, Commercial Aviation NewCo will assume the following liabilities of Embraer and its subsidiaries as of the closing of the transactions contemplated by the MTA, which we refer to as the “assumed liabilities”: · indebtedness in an amount not to exceed $4.5 billion; · executory obligations under the contributed contracts to be performed after the consummation of the transactions contemplated by the MTA, other than liabilities arising out of or relating to a breach or default under the contributed contracts at or prior to the consummation of the transactions contemplated by the MTA; · third party product liability claims for liabilities caused by a defect in products developed or manufactured by Embraer or its subsidiaries using the contributed assets of the Commercial Aviation Business, after Embraer has paid the initial $25 million; · obligations to provide certain post-employment extension of health care for certain eligible Commercial Aviation Business retirees and Commercial Aviation Business employees in an amount not to exceed $20 million; and · obligations (A) for salaries, wages, and sales commissions and other employment compensation earned by the Commercial Aviation Business employees to be transferred to Commercial Aviation NewCo as of the closing date, (B) in respect of accrued but unpaid or unused vacation owed to such employees, (C) for ordinary course reimbursable business expenses of such employees, (D) under benefit plans of Commercial Aviation NewCo and (E) for the employer portion of taxes relating to the obligations listed on (A) to (D) above, but, in each case, only if such obligations are in accordance with employment policies and not the result of any breach or default under any benefit plan or contract or violation of any law. Representations and Warranties The MTA contains a number of representations and warranties made by Embraer and Boeing Brazil that are subject in some cases to exceptions and qualifications, including 29

“Embraer Commercial Aviation Business material adverse effect” qualification with respect to Embraer and “Boeing material adverse effect” qualification with respect to Boeing Brazil. Subject to certain exceptions in the MTA and in the disclosure letter delivered by Embraer to Boeing Brazil in connection with the MTA, the representations and warranties of Embraer in the MTA relate to, among other things: · due organization, valid existence and qualification to do business, including to conduct the Commercial Aviation Business; · certificate of incorporation and bylaws; · capitalization and ownership of subsidiaries; · corporate authorization of execution, delivery and performance of the MTA and the transactions contemplated by the MTA and the valid and binding nature of the MTA; · the approval and recommendation by the Embraer board of directors of the MTA and the transactions contemplated by the MTA; · the absence of any conflicts with or violations of organizational documents and other agreements or laws; · compliance with applicable laws and absence of governmental investigations; · financial statements; · internal controls and disclosure controls and procedures relating to financial reporting; · carve-out financial statements of Commercial Aviation NewCo; · sufficiency of assets and title to the contributed assets; · governmental authorizations to conduct the Commercial Aviation NewCo and required filings with, and consents from, governmental authorities; · product warranty and liability; · real property; · tax matters; · absence of undisclosed litigation; 30 “Embraer Commercial Aviation Business material adverse effect” qualification with respect to Embraer and “Boeing material adverse effect” qualification with respect to Boeing Brazil. Subject to certain exceptions in the MTA and in the disclosure letter delivered by Embraer to Boeing Brazil in connection with the MTA, the representations and warranties of Embraer in the MTA relate to, among other things: · due organization, valid existence and qualification to do business, including to conduct the Commercial Aviation Business; · certificate of incorporation and bylaws; · capitalization and ownership of subsidiaries; · corporate authorization of execution, delivery and performance of the MTA and the transactions contemplated by the MTA and the valid and binding nature of the MTA; · the approval and recommendation by the Embraer board of directors of the MTA and the transactions contemplated by the MTA; · the absence of any conflicts with or violations of organizational documents and other agreements or laws; · compliance with applicable laws and absence of governmental investigations; · financial statements; · internal controls and disclosure controls and procedures relating to financial reporting; · carve-out financial statements of Commercial Aviation NewCo; · sufficiency of assets and title to the contributed assets; · governmental authorizations to conduct the Commercial Aviation NewCo and required filings with, and consents from, governmental authorities; · product warranty and liability; · real property; · tax matters; · absence of undisclosed litigation; 30

· the absence of any undisclosed brokerage or finder’s fee; · material contracts; · environmental matters; · employee benefit plans; · labor and employment matters; · intellectual property, information technology systems, privacy and data security; · no material adverse effect; · absence of undisclosed liabilities; · customers; · compliance with anti-bribery laws; · anti-corruption, sanctions, export and anti-money laundering; · insurance; · inventory; and · accounts receivable. Subject to certain exceptions in the MTA and in the disclosure letter delivered by Boeing Brazil to Embraer in connection with the MTA, the representations and warranties of Boeing Brazil in the MTA relate to, among other things: · due organization, valid existence and qualification to do business; · corporate authorization of execution, delivery and performance of the MTA and the transactions contemplated by the MTA and the valid and binding nature of the MTA; · the absence of any conflicts with or violations of organizational documents and other agreements or laws; · financing matters; 31 · the absence of any undisclosed brokerage or finder’s fee; · material contracts; · environmental matters; · employee benefit plans; · labor and employment matters; · intellectual property, information technology systems, privacy and data security; · no material adverse effect; · absence of undisclosed liabilities; · customers; · compliance with anti-bribery laws; · anti-corruption, sanctions, export and anti-money laundering; · insurance; · inventory; and · accounts receivable. Subject to certain exceptions in the MTA and in the disclosure letter delivered by Boeing Brazil to Embraer in connection with the MTA, the representations and warranties of Boeing Brazil in the MTA relate to, among other things: · due organization, valid existence and qualification to do business; · corporate authorization of execution, delivery and performance of the MTA and the transactions contemplated by the MTA and the valid and binding nature of the MTA; · the absence of any conflicts with or violations of organizational documents and other agreements or laws; · financing matters; 31

· the absence of any undisclosed brokerage or finder’s fee; · absence of litigation; and · solvency. Conduct of Business Pending Closing of the Transaction The MTA provides that, during the period starting on the date of the MTA and ending on the closing of the transactions contemplated by the MTA or the termination of the MTA, except (i) as expressly permitted or required by the MTA, (ii) as set forth in Embraer’s confidential disclosure schedules, (iii) as required by applicable laws, or (iv) as consented to by Boeing Brazil in writing (such consent not to be unreasonably withheld, conditioned or delayed), Embraer will, and will cause its subsidiaries (including Commercial Aviation NewCo) to (a) conduct the Commercial Aviation Business in the ordinary course, consistent with past practice, (b) use its commercially reasonable efforts to (x) preserve intact the Commercial Aviation Business and (y) preserve its existing business relationships with its customers, licensors, suppliers, distributors, governmental authorities and any other material business relationships, (c) keep current and in full force and effect all governmental authorizations necessary for the operation of the Commercial Aviation Business, (d) make capital and maintenance expenditures, capitalized and expensed research and development investment and capitalized and expensed engineering in accordance with agreed confidential schedule, (e) move certain assets from the contributed facilities, (f) move certain assets to a contributed facility, (g) comply with the terms of the deferred prosecution agreement by and between Embraer and the U.S. Department of Justice, and (h) not take the following actions to the extent related to the Commercial Aviation Business: · amend its certificate of incorporation, bylaws or equivalent governing instruments in any material respect; · adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization, subject to certain exceptions; · effect any reclassification or stock split or any similar changes in the capitalization or capital structure of any person, subject to certain exceptions; · make any loans, advances or capital contributions to, or investments in, any third party or the securities of any third party, agree to guarantee any loans, advances or capital contributions to, or investments in, any third party; · acquire, or obtain ownership interest in, directly or indirectly, any business or third party, other than purchases of equipment, supplies and inventory in the ordinary course; 32 · the absence of any undisclosed brokerage or finder’s fee; · absence of litigation; and · solvency. Conduct of Business Pending Closing of the Transaction The MTA provides that, during the period starting on the date of the MTA and ending on the closing of the transactions contemplated by the MTA or the termination of the MTA, except (i) as expressly permitted or required by the MTA, (ii) as set forth in Embraer’s confidential disclosure schedules, (iii) as required by applicable laws, or (iv) as consented to by Boeing Brazil in writing (such consent not to be unreasonably withheld, conditioned or delayed), Embraer will, and will cause its subsidiaries (including Commercial Aviation NewCo) to (a) conduct the Commercial Aviation Business in the ordinary course, consistent with past practice, (b) use its commercially reasonable efforts to (x) preserve intact the Commercial Aviation Business and (y) preserve its existing business relationships with its customers, licensors, suppliers, distributors, governmental authorities and any other material business relationships, (c) keep current and in full force and effect all governmental authorizations necessary for the operation of the Commercial Aviation Business, (d) make capital and maintenance expenditures, capitalized and expensed research and development investment and capitalized and expensed engineering in accordance with agreed confidential schedule, (e) move certain assets from the contributed facilities, (f) move certain assets to a contributed facility, (g) comply with the terms of the deferred prosecution agreement by and between Embraer and the U.S. Department of Justice, and (h) not take the following actions to the extent related to the Commercial Aviation Business: · amend its certificate of incorporation, bylaws or equivalent governing instruments in any material respect; · adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization, subject to certain exceptions; · effect any reclassification or stock split or any similar changes in the capitalization or capital structure of any person, subject to certain exceptions; · make any loans, advances or capital contributions to, or investments in, any third party or the securities of any third party, agree to guarantee any loans, advances or capital contributions to, or investments in, any third party; · acquire, or obtain ownership interest in, directly or indirectly, any business or third party, other than purchases of equipment, supplies and inventory in the ordinary course; 32

· fail to pay any taxes when due other than taxes being contested in good faith and for which adequate reserves are established; · terminate or amend any contract with any material supplier, fail to extend or renew any contract with any material supplier, subject to certain exceptions, enter into any agreement with a new material supplier or enter into a contract with a material supplier on terms substantially different from the Embraer standard supply contract as of the date of the MTA; · terminate or amend any contract with any material customer, other than in the ordinary course; · take certain tax-related actions; · change any method, practice or policy of accounting currently used by such person, subject to certain exceptions; · subject to specified exceptions, grant any severance, retention or termination pay to any Commercial Aviation Business employee other than in the ordinary course, enter into or materially amend any severance, retention or employment agreement with any Commercial Aviation Business employee other than in the ordinary course, increase the compensation or benefits provided to any Commercial Aviation Business employee, other than in the ordinary course, establish, adopt, enter into or amend any Embraer benefit plan, other than in the ordinary course or grant any equity or equity based awards to any Commercial Aviation Business employee or accelerate the vesting or payment of any such awards; · hire or terminate the employment of any Commercial Aviation Business employee, except as required by a contract existing as of the date of the MTA or in the ordinary course; · enter into, renew, amend or terminate any collective arrangement or other contract with any union or other representative of any Commercial Aviation Business employee other than upon expiration and/or consistent with past practices; · effect or permit a plant closing, mass layoff or similar event; · subject to specified exceptions, sell, abandon, encumber, lease, assign, license, let lapse, expire, dispose of or transfer the right to own, use or lease any contributed asset, other than in the ordinary course; · move any material assets from any of the facilities that will be contributed to Commercial Aviation NewCo to any facility that will be retained by Embraer, subject to certain exceptions; 33 · fail to pay any taxes when due other than taxes being contested in good faith and for which adequate reserves are established; · terminate or amend any contract with any material supplier, fail to extend or renew any contract with any material supplier, subject to certain exceptions, enter into any agreement with a new material supplier or enter into a contract with a material supplier on terms substantially different from the Embraer standard supply contract as of the date of the MTA; · terminate or amend any contract with any material customer, other than in the ordinary course; · take certain tax-related actions; · change any method, practice or policy of accounting currently used by such person, subject to certain exceptions; · subject to specified exceptions, grant any severance, retention or termination pay to any Commercial Aviation Business employee other than in the ordinary course, enter into or materially amend any severance, retention or employment agreement with any Commercial Aviation Business employee other than in the ordinary course, increase the compensation or benefits provided to any Commercial Aviation Business employee, other than in the ordinary course, establish, adopt, enter into or amend any Embraer benefit plan, other than in the ordinary course or grant any equity or equity based awards to any Commercial Aviation Business employee or accelerate the vesting or payment of any such awards; · hire or terminate the employment of any Commercial Aviation Business employee, except as required by a contract existing as of the date of the MTA or in the ordinary course; · enter into, renew, amend or terminate any collective arrangement or other contract with any union or other representative of any Commercial Aviation Business employee other than upon expiration and/or consistent with past practices; · effect or permit a plant closing, mass layoff or similar event; · subject to specified exceptions, sell, abandon, encumber, lease, assign, license, let lapse, expire, dispose of or transfer the right to own, use or lease any contributed asset, other than in the ordinary course; · move any material assets from any of the facilities that will be contributed to Commercial Aviation NewCo to any facility that will be retained by Embraer, subject to certain exceptions; 33

· enter into, modify, amend or supplement any related party contract that will not be terminated prior to closing; · subject to specified exceptions, settle, waive, release or otherwise resolve, in whole or in part, any claims or legal proceeding in an amount in excess of R$3,700,000; · modify any privacy policies or the operation or security of any IT asset in any manner that is materially adverse to the Commercial Aviation Business or take any action that would (or fail to take any action the failure of which would) reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any intellectual property; · write down the value of any assets of or stock in any subsidiary of Embraer in an amount in excess of $100,000, subject to certain exceptions; · enter into any contract or governmental authorization that would limit, restrict or otherwise impair in any way the freedom or ability of Boeing Brazil or Commercial Aviation NewCo or any of their respective affiliates to operate or compete in any line of business or with any person or in any area or, in the case of Boeing Brazil and its affiliates, to own or operate Commercial Aviation NewCo or the contributed assets; · disclose to any third party (other than a representative of Embraer or its subsidiaries) any material confidential information, subject to certain exceptions; · enter into certain material contracts; · amend or fail to comply with the terms of the financing instruments to be assumed by Commercial Aviation NewCo, subject to certain exceptions; · incur any indebtedness that would cause Commercial Aviation NewCo and its subsidiaries to have indebtedness in excess of $4.5 billion; or · agree to take any of the foregoing actions. Other Covenants and Agreements Access to Information Subject to certain exceptions and limitations, Embraer has agreed to, and to cause each of its representatives to, (i) provide Boeing Brazil and its representatives reasonable access, during normal business hours and upon reasonable advance notice, during the period from the date of the MTA until the closing or termination of the MTA, to 34 · enter into, modify, amend or supplement any related party contract that will not be terminated prior to closing; · subject to specified exceptions, settle, waive, release or otherwise resolve, in whole or in part, any claims or legal proceeding in an amount in excess of R$3,700,000; · modify any privacy policies or the operation or security of any IT asset in any manner that is materially adverse to the Commercial Aviation Business or take any action that would (or fail to take any action the failure of which would) reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any intellectual property; · write down the value of any assets of or stock in any subsidiary of Embraer in an amount in excess of $100,000, subject to certain exceptions; · enter into any contract or governmental authorization that would limit, restrict or otherwise impair in any way the freedom or ability of Boeing Brazil or Commercial Aviation NewCo or any of their respective affiliates to operate or compete in any line of business or with any person or in any area or, in the case of Boeing Brazil and its affiliates, to own or operate Commercial Aviation NewCo or the contributed assets; · disclose to any third party (other than a representative of Embraer or its subsidiaries) any material confidential information, subject to certain exceptions; · enter into certain material contracts; · amend or fail to comply with the terms of the financing instruments to be assumed by Commercial Aviation NewCo, subject to certain exceptions; · incur any indebtedness that would cause Commercial Aviation NewCo and its subsidiaries to have indebtedness in excess of $4.5 billion; or · agree to take any of the foregoing actions. Other Covenants and Agreements Access to Information Subject to certain exceptions and limitations, Embraer has agreed to, and to cause each of its representatives to, (i) provide Boeing Brazil and its representatives reasonable access, during normal business hours and upon reasonable advance notice, during the period from the date of the MTA until the closing or termination of the MTA, to 34

Embraer’s officers, employees, representatives, auditors, properties, facilities, books and records. Embraer may withhold from Boeing Brazil or its representatives any document or information, if disclosure of such document or information to Boeing Brazil or its representatives would violate any law, result in the loss of attorney-client privilege, result in disclosure of trade secret, or if such document or information is an excluded asset under the MTA. During such pre-closing period, Embraer has also agreed to provide to Boeing Brazil copies of any contracts entered into by Embraer or one of its affiliates during such period that would constitute a material contract under the MTA and copies of audited annual and unaudited quarterly consolidated financial statements of Embraer and of its subsidiaries and Commercial Aviation NewCo and its subsidiaries. Efforts to Complete the Transaction; Regulatory Approvals; Third Party Consents The MTA provides that Embraer and Boeing Brazil will each use their respective reasonable best efforts to: · as promptly as reasonably practicable, obtain all necessary governmental authorizations; and · avoid entry of any governmental authorization that would prevent or materially delay the consummation of the transactions contemplated by the MTA. Under the MTA, each of Embraer and Boeing Brazil is required to: · pay 50% of any filing fees associated with obtaining all necessary governmental authorizations; · as promptly as reasonably practicable, file with the U.S. Department of Justice and the U.S. Federal Trade Commission an appropriate notification and report form under the HSR Act relating to the MTA; · as soon as reasonably practicable and advisable, make all other required filings with respect to any other required governmental authorization, including the CADE approval; · cooperate in seeking to promptly obtain all necessary governmental authorizations; · promptly notify the other of any substantive notification received from any governmental authority in connection with the MTA and, subject to applicable law, permit the other to review in advance any proposed substantive communication to any governmental authority; · not enter into any agreement (including for the extension of any waiting period) with the U.S. Federal Trade Commission, the U.S. Department of 35 Embraer’s officers, employees, representatives, auditors, properties, facilities, books and records. Embraer may withhold from Boeing Brazil or its representatives any document or information, if disclosure of such document or information to Boeing Brazil or its representatives would violate any law, result in the loss of attorney-client privilege, result in disclosure of trade secret, or if such document or information is an excluded asset under the MTA. During such pre-closing period, Embraer has also agreed to provide to Boeing Brazil copies of any contracts entered into by Embraer or one of its affiliates during such period that would constitute a material contract under the MTA and copies of audited annual and unaudited quarterly consolidated financial statements of Embraer and of its subsidiaries and Commercial Aviation NewCo and its subsidiaries. Efforts to Complete the Transaction; Regulatory Approvals; Third Party Consents The MTA provides that Embraer and Boeing Brazil will each use their respective reasonable best efforts to: · as promptly as reasonably practicable, obtain all necessary governmental authorizations; and · avoid entry of any governmental authorization that would prevent or materially delay the consummation of the transactions contemplated by the MTA. Under the MTA, each of Embraer and Boeing Brazil is required to: · pay 50% of any filing fees associated with obtaining all necessary governmental authorizations; · as promptly as reasonably practicable, file with the U.S. Department of Justice and the U.S. Federal Trade Commission an appropriate notification and report form under the HSR Act relating to the MTA; · as soon as reasonably practicable and advisable, make all other required filings with respect to any other required governmental authorization, including the CADE approval; · cooperate in seeking to promptly obtain all necessary governmental authorizations; · promptly notify the other of any substantive notification received from any governmental authority in connection with the MTA and, subject to applicable law, permit the other to review in advance any proposed substantive communication to any governmental authority; · not enter into any agreement (including for the extension of any waiting period) with the U.S. Federal Trade Commission, the U.S. Department of 35

Justice or any other governmental authority not to consummate the transactions contemplated by the MTA; · (i) not to participate in or attend any meeting with any governmental authority in respect of the MTA without the other party and, to the extent permitted by the applicable governmental authority, give the other the opportunity to attend and participate at such meeting, (ii) keep the other party apprised with respect to any substantive meeting or discussion with any governmental authority in respect of any regulatory approval, (iii) coordinate and fully cooperate in providing such assistance as the other may reasonably request and in seeking early termination of any applicable waiting period; and (iv) furnish the other party with copies of all substantive correspondence, filings and communications between it and its affiliates and their respective representatives on the one hand, and any governmental authority on the other hand, with respect to the MTA; and · cooperate with the other and use its reasonable best efforts to contest and resist any legal proceeding challenging the transactions contemplated by the MTA as violating any antitrust law. Under the MTA, Boeing Brazil is prohibited from, and shall cause its affiliates not to, enter into any business combination that would prevent the obtaining of any required regulatory approval. The MTA provides that Boeing Brazil and its affiliates are not obligated to agree, accept, perform or effect any divestiture or any other undertakings, conditions, remedies, restrictions, obligations, commitments or actions required by any governmental authority in order to obtain any regulatory approval. The MTA also provides that, subject to certain exceptions and limitations, Embraer will, at its sole cost, make as promptly as reasonably practicable the notifications required in connection with any required third party consent and will use reasonable best efforts to obtain the consents of all third parties required in connection with the consummation of the transactions contemplated by the MTA. No-Shop; Board Recommendation Except as expressly permitted by the MTA, Embraer has agreed that it will not, and it will cause its subsidiaries and each of their respective officers, directors and controlled affiliates not to, and it will cause its representatives not to, directly or indirectly, solicit, initiate or conduct any discussions, negotiations or other communications with, or provide any non-public information to or otherwise knowingly cooperate in any other way with, or knowingly facilitate or knowingly encourage any effort to attempt to, or negotiate or enter into any contract, letter of intent, memorandum of understanding or other arrangement or understanding with, any person regarding any competing transaction. However, (1) ministerial acts are not deemed to “facilitate” for purposes of, 36 Justice or any other governmental authority not to consummate the transactions contemplated by the MTA; · (i) not to participate in or attend any meeting with any governmental authority in respect of the MTA without the other party and, to the extent permitted by the applicable governmental authority, give the other the opportunity to attend and participate at such meeting, (ii) keep the other party apprised with respect to any substantive meeting or discussion with any governmental authority in respect of any regulatory approval, (iii) coordinate and fully cooperate in providing such assistance as the other may reasonably request and in seeking early termination of any applicable waiting period; and (iv) furnish the other party with copies of all substantive correspondence, filings and communications between it and its affiliates and their respective representatives on the one hand, and any governmental authority on the other hand, with respect to the MTA; and · cooperate with the other and use its reasonable best efforts to contest and resist any legal proceeding challenging the transactions contemplated by the MTA as violating any antitrust law. Under the MTA, Boeing Brazil is prohibited from, and shall cause its affiliates not to, enter into any business combination that would prevent the obtaining of any required regulatory approval. The MTA provides that Boeing Brazil and its affiliates are not obligated to agree, accept, perform or effect any divestiture or any other undertakings, conditions, remedies, restrictions, obligations, commitments or actions required by any governmental authority in order to obtain any regulatory approval. The MTA also provides that, subject to certain exceptions and limitations, Embraer will, at its sole cost, make as promptly as reasonably practicable the notifications required in connection with any required third party consent and will use reasonable best efforts to obtain the consents of all third parties required in connection with the consummation of the transactions contemplated by the MTA. No-Shop; Board Recommendation Except as expressly permitted by the MTA, Embraer has agreed that it will not, and it will cause its subsidiaries and each of their respective officers, directors and controlled affiliates not to, and it will cause its representatives not to, directly or indirectly, solicit, initiate or conduct any discussions, negotiations or other communications with, or provide any non-public information to or otherwise knowingly cooperate in any other way with, or knowingly facilitate or knowingly encourage any effort to attempt to, or negotiate or enter into any contract, letter of intent, memorandum of understanding or other arrangement or understanding with, any person regarding any competing transaction. However, (1) ministerial acts are not deemed to “facilitate” for purposes of, 36 or otherwise to constitute a breach of, the no shop obligation of Embraer, and (2) Embraer, its subsidiaries and their respective representatives are permitted to inform any such person of the existence of such obligation or contact any such person to ascertain facts or clarify terms and conditions of any such competing transaction or any such inquiry or proposal. Embraer must, and must cause its subsidiaries and representatives to, immediately cease all existing discussions, communications or negotiations with any person (except for Boeing Brazil and Boeing Brazil’s affiliates and its and their respective representatives) conducted prior to the date of the MTA with respect to any competing transaction, request the prompt return or destruction of all confidential information previously furnished and promptly terminate all physical and electronic data room access previously granted to such person, its affiliates or its representatives. Under the MTA, “competing transaction” means (a) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction involving the disposition of equity securities representing 10% or more of the voting power of Embraer, or (b) any sale, lease, exchange, dividend, mortgage, pledge, license, transfer or other disposition in a single transaction or a series of related transactions of (x) all or any portion of the contributed assets (i) representing 10% or more of the consolidated revenues, net income or assets of the Commercial Aviation Business, (ii) representing 10% or more, by fair value, of the contributed assets, or (iii) contributed assets the disposition of which would impair Embraer’s ability to satisfy its obligations under the MTA in any material respect or (y) any assets of Embraer or its subsidiaries that are required or contemplated to be used or held for use in connection with Embraer’s performance under the ancillary agreements the disposition of which would impair Embraer’s ability to perform under such agreements in any material respect. If, at any time prior to the date on which Embraer obtains shareholder approval, in response to the receipt of a written proposal of a competing transaction made after the date of the MTA that the board of directors of Embraer determines in good faith (after consultation with their outside legal counsel and a financial advisor) constitutes a superior proposal, Embraer and its representatives may furnish non-proprietary information with respect to Embraer and its subsidiaries and the Commercial Aviation Business to the person making such proposal pursuant to a customary confidentiality agreement (provided that all such information is publicly available prior to the provision of such information to such person). Under the MTA, “superior proposal” means a bona fide written proposal or offer with respect to any competing transaction (provided that, for purposes of this definition, references in the definition of competing transaction to “10% or more” are deemed references to “more than 50%”, and provided, further, that (b)(x)(iii) and (b)(y) of such defined term are excluded), that (i) did not result from a breach of Embraer’s no-shop obligations, (ii) is for consideration that is at least 105% of the Estimated Value, and (iii) the board of directors of Embraer determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory, financing, certainty and timing and other relevant aspects of such proposal 37 or otherwise to constitute a breach of, the no shop obligation of Embraer, and (2) Embraer, its subsidiaries and their respective representatives are permitted to inform any such person of the existence of such obligation or contact any such person to ascertain facts or clarify terms and conditions of any such competing transaction or any such inquiry or proposal. Embraer must, and must cause its subsidiaries and representatives to, immediately cease all existing discussions, communications or negotiations with any person (except for Boeing Brazil and Boeing Brazil’s affiliates and its and their respective representatives) conducted prior to the date of the MTA with respect to any competing transaction, request the prompt return or destruction of all confidential information previously furnished and promptly terminate all physical and electronic data room access previously granted to such person, its affiliates or its representatives. Under the MTA, “competing transaction” means (a) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction involving the disposition of equity securities representing 10% or more of the voting power of Embraer, or (b) any sale, lease, exchange, dividend, mortgage, pledge, license, transfer or other disposition in a single transaction or a series of related transactions of (x) all or any portion of the contributed assets (i) representing 10% or more of the consolidated revenues, net income or assets of the Commercial Aviation Business, (ii) representing 10% or more, by fair value, of the contributed assets, or (iii) contributed assets the disposition of which would impair Embraer’s ability to satisfy its obligations under the MTA in any material respect or (y) any assets of Embraer or its subsidiaries that are required or contemplated to be used or held for use in connection with Embraer’s performance under the ancillary agreements the disposition of which would impair Embraer’s ability to perform under such agreements in any material respect. If, at any time prior to the date on which Embraer obtains shareholder approval, in response to the receipt of a written proposal of a competing transaction made after the date of the MTA that the board of directors of Embraer determines in good faith (after consultation with their outside legal counsel and a financial advisor) constitutes a superior proposal, Embraer and its representatives may furnish non-proprietary information with respect to Embraer and its subsidiaries and the Commercial Aviation Business to the person making such proposal pursuant to a customary confidentiality agreement (provided that all such information is publicly available prior to the provision of such information to such person). Under the MTA, “superior proposal” means a bona fide written proposal or offer with respect to any competing transaction (provided that, for purposes of this definition, references in the definition of competing transaction to “10% or more” are deemed references to “more than 50%”, and provided, further, that (b)(x)(iii) and (b)(y) of such defined term are excluded), that (i) did not result from a breach of Embraer’s no-shop obligations, (ii) is for consideration that is at least 105% of the Estimated Value, and (iii) the board of directors of Embraer determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory, financing, certainty and timing and other relevant aspects of such proposal 37 and the person making the proposal and its plans for the Commercial Aviation Business and such other factors that are deemed relevant by the board, is on terms more favorable to Embraer and its subsidiaries than the transactions contemplated by the MTA (after taking into account any revisions to the terms of the MTA that may be proposed by Boeing Brazil at such time) and the ancillary agreements, taken as a whole Under the terms of the MTA, following receipt of any inquiries, proposals or requests for information concerning a competing transaction, Embraer will promptly (and in any event within two business days) notify Boeing Brazil of the receipt of such inquiry, proposal or request for information concerning a competing transaction, including the material terms thereof, identity of the person making such proposal and copies of all written materials relating to such inquiries, proposals or requests. Under the MTA, generally, the Embraer board of directors may not withhold, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, the Embraer board recommendation or fail to make, or include in the applicable shareholder meeting materials, the Embraer board recommendation, or make any public statement inconsistent with the Embraer board recommendation. Prior to receipt of the Embraer shareholder approval, the board of directors of Embraer may make an adverse recommendation change (i) in response to any material event or development or material change in circumstances involving Embraer and its subsidiaries that, subject to certain exceptions, (a) is unknown and not reasonably foreseeable by any member of the Embraer’s board of directors as of the date of the MTA, and (b) does not relate to any competing transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to a competing transaction, which we refer to as a “intervening event,” or (ii) in response to the Embraer’s receipt of a superior proposal, subject to the following conditions: · Embraer shall deliver to Boeing Brazil at least five business days’ prior written notice describing in reasonable detail the intervening event or superior proposal, as applicable, and the rationale for the adverse recommendation change and expressly stating that the Embraer board of directors has determined to effect an adverse recommendation change; · to the extent requested by Boeing Brazil, during such five-business day period, Embraer shall negotiate in good faith with Boeing Brazil regarding any revisions to the MTA only to the minimum extent, such that an adverse recommendation change would no longer be required by the Embraer board of directors’ fiduciary duties under Brazilian law; and · the Embraer board of directors shall have determined in good faith (after consultation with outside legal counsel and a financial advisor), that in light of such intervening event or superior proposal and taking into account any revised terms proposed by Boeing Brazil, such adverse recommendation 38 and the person making the proposal and its plans for the Commercial Aviation Business and such other factors that are deemed relevant by the board, is on terms more favorable to Embraer and its subsidiaries than the transactions contemplated by the MTA (after taking into account any revisions to the terms of the MTA that may be proposed by Boeing Brazil at such time) and the ancillary agreements, taken as a whole Under the terms of the MTA, following receipt of any inquiries, proposals or requests for information concerning a competing transaction, Embraer will promptly (and in any event within two business days) notify Boeing Brazil of the receipt of such inquiry, proposal or request for information concerning a competing transaction, including the material terms thereof, identity of the person making such proposal and copies of all written materials relating to such inquiries, proposals or requests. Under the MTA, generally, the Embraer board of directors may not withhold, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, the Embraer board recommendation or fail to make, or include in the applicable shareholder meeting materials, the Embraer board recommendation, or make any public statement inconsistent with the Embraer board recommendation. Prior to receipt of the Embraer shareholder approval, the board of directors of Embraer may make an adverse recommendation change (i) in response to any material event or development or material change in circumstances involving Embraer and its subsidiaries that, subject to certain exceptions, (a) is unknown and not reasonably foreseeable by any member of the Embraer’s board of directors as of the date of the MTA, and (b) does not relate to any competing transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to a competing transaction, which we refer to as a “intervening event,” or (ii) in response to the Embraer’s receipt of a superior proposal, subject to the following conditions: · Embraer shall deliver to Boeing Brazil at least five business days’ prior written notice describing in reasonable detail the intervening event or superior proposal, as applicable, and the rationale for the adverse recommendation change and expressly stating that the Embraer board of directors has determined to effect an adverse recommendation change; · to the extent requested by Boeing Brazil, during such five-business day period, Embraer shall negotiate in good faith with Boeing Brazil regarding any revisions to the MTA only to the minimum extent, such that an adverse recommendation change would no longer be required by the Embraer board of directors’ fiduciary duties under Brazilian law; and · the Embraer board of directors shall have determined in good faith (after consultation with outside legal counsel and a financial advisor), that in light of such intervening event or superior proposal and taking into account any revised terms proposed by Boeing Brazil, such adverse recommendation 38 change would be required by Embraer’s board of directors’ fiduciary duties under Brazilian law. Embraer Shareholders Meeting Embraer has agreed to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting upon the consummation of the transactions contemplated by the MTA as promptly as reasonably practicable following the date of the MTA. Ancillary Agreements On the closing date, Embraer or one of its subsidiaries, Commercial Aviation NewCo, Boeing Brasil and/or Boeing will enter into a shareholders agreement, a general services agreement, an engineering services agreement, an intellectual property license agreement, a research and development agreement, a facilities use agreement, a preferred supply agreement with Commercial Aviation NewCo as supplier and a preferred supply agreement with Embraer as supplier, a supply chain cooperation agreement, a maintenance services agreement and a material support agreement. Assumption of Deferred Prosecution Agreement The MTA provides that Embraer and Boeing Brazil will use their respective reasonable best efforts to obtain as promptly as practicable and, in any event, at least 30 days prior to closing, any approval or authorization required pursuant to the deferred prosecution agreement by and between Embraer and the U.S. Department of Justice. In addition, upon the closing, Commercial Aviation NewCo will assume the certain obligations set forth in the deferred prosecution agreement, solely with respect to the Commercial Aviation Business. No Solicitation; No Hire Under the MTA, Embraer has agreed not to, and to cause its affiliates not to, solicit or hire certain key employees and any employee of Commercial Aviation NewCo at the closing for a period of two years following the closing, subject to certain exceptions, including general advertisement, except with respect to certain key employees. Boeing Brazil has also agreed not to, and to cause its affiliates not to, solicit or hire any employees of Embraer for the same two-year period, subject to certain exceptions, including general advertisement. In addition, Boeing Brazil’s no solicit and no hire will cease to apply if at any time during such two-year period, Commercial Aviation NewCo ceases to employ a specified percentage of Commercial Aviation Business employees or a specified percentage of employees in certain categories. 39 change would be required by Embraer’s board of directors’ fiduciary duties under Brazilian law. Embraer Shareholders Meeting Embraer has agreed to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting upon the consummation of the transactions contemplated by the MTA as promptly as reasonably practicable following the date of the MTA. Ancillary Agreements On the closing date, Embraer or one of its subsidiaries, Commercial Aviation NewCo, Boeing Brasil and/or Boeing will enter into a shareholders agreement, a general services agreement, an engineering services agreement, an intellectual property license agreement, a research and development agreement, a facilities use agreement, a preferred supply agreement with Commercial Aviation NewCo as supplier and a preferred supply agreement with Embraer as supplier, a supply chain cooperation agreement, a maintenance services agreement and a material support agreement. Assumption of Deferred Prosecution Agreement The MTA provides that Embraer and Boeing Brazil will use their respective reasonable best efforts to obtain as promptly as practicable and, in any event, at least 30 days prior to closing, any approval or authorization required pursuant to the deferred prosecution agreement by and between Embraer and the U.S. Department of Justice. In addition, upon the closing, Commercial Aviation NewCo will assume the certain obligations set forth in the deferred prosecution agreement, solely with respect to the Commercial Aviation Business. No Solicitation; No Hire Under the MTA, Embraer has agreed not to, and to cause its affiliates not to, solicit or hire certain key employees and any employee of Commercial Aviation NewCo at the closing for a period of two years following the closing, subject to certain exceptions, including general advertisement, except with respect to certain key employees. Boeing Brazil has also agreed not to, and to cause its affiliates not to, solicit or hire any employees of Embraer for the same two-year period, subject to certain exceptions, including general advertisement. In addition, Boeing Brazil’s no solicit and no hire will cease to apply if at any time during such two-year period, Commercial Aviation NewCo ceases to employ a specified percentage of Commercial Aviation Business employees or a specified percentage of employees in certain categories. 39

Conditions to the Completion of the Transaction The obligation of each party to complete the transactions contemplated by the MTA is subject to the satisfaction or waiver of the following conditions: · approval of the transactions contemplated by the MTA by Embraer’s shareholders, including the Brazilian Federal Government, shall have been obtained; · the CADE approval shall have been obtained and the term of 15 days counted as from the publication of the decision in the Official Gazette of Brazil shall have elapsed without any further condition or change; · all waiting periods applicable to the consummation of the transactions contemplated by the MTA under the HSR Act shall have expired or been terminated; · notifications to, or governmental authorizations from, other applicable antitrust authorities shall have been made or obtained, as applicable; and · no law or order binding on Embraer or Boeing Brazil that prohibits the closing of the transactions contemplated by the MTA shall be in effect. The obligations of Boeing Brazil to consummate the transactions contemplated by the MTA are also subject to the satisfaction (or waiver by Boeing Brazil) of the following conditions: · the contribution of the contributed assets and assumed liabilities shall have been completed, in all material respects, in accordance with the terms of the MTA; provided that Boeing Brazil shall not be entitled to waive this condition until the later of (i) 12 months following the date of the MTA and (ii) the date that all other conditions to Boeing Brazil’s obligations to consummate the transactions contemplated by the MTA have been satisfied; · the representations and warranties of Embraer: · regarding due organization, valid existence and qualification to do business, corporate authorization relating to the execution, delivery and performance of the MTA, consents and approvals, capital structure, absence of “Embraer Commercial Aviation Business material adverse effect” and brokers shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the MTA and as of the closing, as if made on and as of such date; 40 Conditions to the Completion of the Transaction The obligation of each party to complete the transactions contemplated by the MTA is subject to the satisfaction or waiver of the following conditions: · approval of the transactions contemplated by the MTA by Embraer’s shareholders, including the Brazilian Federal Government, shall have been obtained; · the CADE approval shall have been obtained and the term of 15 days counted as from the publication of the decision in the Official Gazette of Brazil shall have elapsed without any further condition or change; · all waiting periods applicable to the consummation of the transactions contemplated by the MTA under the HSR Act shall have expired or been terminated; · notifications to, or governmental authorizations from, other applicable antitrust authorities shall have been made or obtained, as applicable; and · no law or order binding on Embraer or Boeing Brazil that prohibits the closing of the transactions contemplated by the MTA shall be in effect. The obligations of Boeing Brazil to consummate the transactions contemplated by the MTA are also subject to the satisfaction (or waiver by Boeing Brazil) of the following conditions: · the contribution of the contributed assets and assumed liabilities shall have been completed, in all material respects, in accordance with the terms of the MTA; provided that Boeing Brazil shall not be entitled to waive this condition until the later of (i) 12 months following the date of the MTA and (ii) the date that all other conditions to Boeing Brazil’s obligations to consummate the transactions contemplated by the MTA have been satisfied; · the representations and warranties of Embraer: · regarding due organization, valid existence and qualification to do business, corporate authorization relating to the execution, delivery and performance of the MTA, consents and approvals, capital structure, absence of “Embraer Commercial Aviation Business material adverse effect” and brokers shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the MTA and as of the closing, as if made on and as of such date; 40

· regarding sufficiency and title of the contributed assets and anti-bribery shall be true and correct in all material respects as of the date of the MTA and as of the closing, as if made on and as of such date; and · other than the representations and warranties described in the two bullets above, shall be true and correct (without giving effect to any limitation as to “materiality” or “Embraer Commercial Aviation Business material adverse effect”) as of the date of the MTA and as of the closing, as if made on and as of such date, except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to result in a “Embraer Commercial Aviation Business material adverse effect;” provided that the representations and warranties made as of a particular date or period need to be true and correct (in the manner set forth in these three bullets, as applicable) only as of such date or period; · Embraer shall have performed or complied in all material respects with all covenants, obligations and agreements required by the MTA to be performed or complied with by it on or prior to the closing date; · no “Embraer Commercial Aviation Business material adverse effect” shall have arisen or occurred following the date of the MTA; · Boeing Brazil shall have received all closing deliveries from Embraer and Commercial Aviation NewCo; · no legal proceeding shall have been filed or initiated by the Brazilian Federal Government after the date hereof seeking to impose, and no law shall have been promulgated or enacted by the Brazilian Federal Government after the date of the MTA, imposing on Boeing, Boeing Brazil, Commercial Aviation NewCo or its subsidiaries in relation to or in connection with the transactions contemplated by the MTA or the ancillary agreements any burdens or costs that, in the aggregate, are greater (in absolute amount) than those sought to be imposed, or imposed, on Embraer or its subsidiaries; · Embraer shall have delivered to Boeing Brazil certain required third party consents and certain governmental authorizations; · a certain number of key employees of Embraer shall have entered into, and not rescinded, a retention agreement, contingent on the closing the transactions; · the closing of the transactions contemplated by the Contribution Agreement shall have been consummated concurrently with the closing of the transactions contemplated by the MTA; provided that this shall not be a condition to the obligations of Boeing Brazil if the failure of the closing of the 41 · regarding sufficiency and title of the contributed assets and anti-bribery shall be true and correct in all material respects as of the date of the MTA and as of the closing, as if made on and as of such date; and · other than the representations and warranties described in the two bullets above, shall be true and correct (without giving effect to any limitation as to “materiality” or “Embraer Commercial Aviation Business material adverse effect”) as of the date of the MTA and as of the closing, as if made on and as of such date, except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to result in a “Embraer Commercial Aviation Business material adverse effect;” provided that the representations and warranties made as of a particular date or period need to be true and correct (in the manner set forth in these three bullets, as applicable) only as of such date or period; · Embraer shall have performed or complied in all material respects with all covenants, obligations and agreements required by the MTA to be performed or complied with by it on or prior to the closing date; · no “Embraer Commercial Aviation Business material adverse effect” shall have arisen or occurred following the date of the MTA; · Boeing Brazil shall have received all closing deliveries from Embraer and Commercial Aviation NewCo; · no legal proceeding shall have been filed or initiated by the Brazilian Federal Government after the date hereof seeking to impose, and no law shall have been promulgated or enacted by the Brazilian Federal Government after the date of the MTA, imposing on Boeing, Boeing Brazil, Commercial Aviation NewCo or its subsidiaries in relation to or in connection with the transactions contemplated by the MTA or the ancillary agreements any burdens or costs that, in the aggregate, are greater (in absolute amount) than those sought to be imposed, or imposed, on Embraer or its subsidiaries; · Embraer shall have delivered to Boeing Brazil certain required third party consents and certain governmental authorizations; · a certain number of key employees of Embraer shall have entered into, and not rescinded, a retention agreement, contingent on the closing the transactions; · the closing of the transactions contemplated by the Contribution Agreement shall have been consummated concurrently with the closing of the transactions contemplated by the MTA; provided that this shall not be a condition to the obligations of Boeing Brazil if the failure of the closing of the 41 transactions contemplated by the Contribution Agreement to occur shall have been caused by a breach of the Contribution Agreement by Boeing Brazil or its affiliates; and · Boeing Brazil shall have received a certificate signed by an executive officer of Embraer, confirming the satisfaction of certain of the conditions above. The obligations of Embraer to consummate the transactions contemplated by the MTA are also subject to the satisfaction (or waiver by Embraer) of the following conditions: · the representations and warranties of Boeing Brazil: · regarding Boeing Brazil’s and Boeing’s due incorporation, valid existence and qualification to do business, Boeing Brazil’s and Boeing’s corporate authorization relating to the execution, delivery and performance of the MTA and brokers shall be true and correct in all respects as of the date of the MTA and as of the closing, as if made on and as of such date; · other than the representations and warranties described in the bullet above, shall be true and correct (without giving effect to any limitation as to “materiality” or “Boeing material adverse effect”) as of the date of the MTA and as of the closing, as if made on and as of such date, except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to result in a “Boeing material adverse effect;” provided that the representations and warranties made as of a particular date or period need to be true and correct (in the manner set forth in these two bullets, as applicable) only as of such date or period; · Boeing Brazil shall have performed or complied in all material respects with all covenants, obligations and agreements required by the MTA to be performed or complied with by it on or prior to the closing date; · the closing of the transactions contemplated by the Contribution Agreement shall have been consummated concurrently with the closing of the transactions contemplated by the MTA; provided that this shall not be a condition to the obligations of Embraer if the failure of the closing of the transactions contemplated by the Contribution Agreement to occur shall have been caused by a breach of the Contribution Agreement by Embraer or its affiliates; and · Embraer shall have received all closing deliveries from Boeing Brazil; and · Embraer shall have received a certificate signed by an executive officer of Boeing Brazil, confirming the satisfaction of certain of the conditions above. 42 transactions contemplated by the Contribution Agreement to occur shall have been caused by a breach of the Contribution Agreement by Boeing Brazil or its affiliates; and · Boeing Brazil shall have received a certificate signed by an executive officer of Embraer, confirming the satisfaction of certain of the conditions above. The obligations of Embraer to consummate the transactions contemplated by the MTA are also subject to the satisfaction (or waiver by Embraer) of the following conditions: · the representations and warranties of Boeing Brazil: · regarding Boeing Brazil’s and Boeing’s due incorporation, valid existence and qualification to do business, Boeing Brazil’s and Boeing’s corporate authorization relating to the execution, delivery and performance of the MTA and brokers shall be true and correct in all respects as of the date of the MTA and as of the closing, as if made on and as of such date; · other than the representations and warranties described in the bullet above, shall be true and correct (without giving effect to any limitation as to “materiality” or “Boeing material adverse effect”) as of the date of the MTA and as of the closing, as if made on and as of such date, except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to result in a “Boeing material adverse effect;” provided that the representations and warranties made as of a particular date or period need to be true and correct (in the manner set forth in these two bullets, as applicable) only as of such date or period; · Boeing Brazil shall have performed or complied in all material respects with all covenants, obligations and agreements required by the MTA to be performed or complied with by it on or prior to the closing date; · the closing of the transactions contemplated by the Contribution Agreement shall have been consummated concurrently with the closing of the transactions contemplated by the MTA; provided that this shall not be a condition to the obligations of Embraer if the failure of the closing of the transactions contemplated by the Contribution Agreement to occur shall have been caused by a breach of the Contribution Agreement by Embraer or its affiliates; and · Embraer shall have received all closing deliveries from Boeing Brazil; and · Embraer shall have received a certificate signed by an executive officer of Boeing Brazil, confirming the satisfaction of certain of the conditions above. 42

Termination of the MTA Termination The MTA may be terminated at any time prior to the closing of the transactions contemplated by the MTA: · by the mutual written agreement of Embraer and Boeing Brazil; · by either Embraer or Boeing Brazil: · if the closing of the transactions contemplated by the MTA has not occurred on or before the date that is 15 months after the date of the MTA, which we refer to as the “termination date;” provided that (a) either party may extend the termination date to the date that is 21 months after the date of the MTA if on the termination date all of the conditions set forth in the MTA have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) except for certain closing conditions relating to the antitrust consents and (b) Boeing Brazil may extend the termination date to the date that is 21 months after the date of the MTA if on the termination date all of the conditions set forth in the MTA have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) except for (i) the closing condition relating to the closing of the transactions contemplated by the Contribution Agreement as a result of a certain condition to the closing of the Contribution Agreement not having been satisfied and (ii) certain closing conditions relating to the antitrust consents. However, the termination rights described in this bullet will not be available to a party that has materially breached the MTA and such material breach proximately caused the failure of the closing to occur on or before the termination date; · if there is any requirement by any governmental authority in order to obtain any regulatory approvals or any law or order in effect that is binding on Embraer or Boeing Brazil that prohibits or permanently enjoins the closing of the transactions contemplated by the MTA and the ancillary agreements, in each case, which shall have become final and non-appealable; except the party seeking to terminate the MTA shall have performed and complied with in all material respects its obligations under the MTA to challenge and eliminate such regulatory requirement, law or order and, other than in the event of a judicial decision that is final and non-appealable, such termination right shall 43 Termination of the MTA Termination The MTA may be terminated at any time prior to the closing of the transactions contemplated by the MTA: · by the mutual written agreement of Embraer and Boeing Brazil; · by either Embraer or Boeing Brazil: · if the closing of the transactions contemplated by the MTA has not occurred on or before the date that is 15 months after the date of the MTA, which we refer to as the “termination date;” provided that (a) either party may extend the termination date to the date that is 21 months after the date of the MTA if on the termination date all of the conditions set forth in the MTA have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) except for certain closing conditions relating to the antitrust consents and (b) Boeing Brazil may extend the termination date to the date that is 21 months after the date of the MTA if on the termination date all of the conditions set forth in the MTA have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) except for (i) the closing condition relating to the closing of the transactions contemplated by the Contribution Agreement as a result of a certain condition to the closing of the Contribution Agreement not having been satisfied and (ii) certain closing conditions relating to the antitrust consents. However, the termination rights described in this bullet will not be available to a party that has materially breached the MTA and such material breach proximately caused the failure of the closing to occur on or before the termination date; · if there is any requirement by any governmental authority in order to obtain any regulatory approvals or any law or order in effect that is binding on Embraer or Boeing Brazil that prohibits or permanently enjoins the closing of the transactions contemplated by the MTA and the ancillary agreements, in each case, which shall have become final and non-appealable; except the party seeking to terminate the MTA shall have performed and complied with in all material respects its obligations under the MTA to challenge and eliminate such regulatory requirement, law or order and, other than in the event of a judicial decision that is final and non-appealable, such termination right shall 43 not be available until 6 months following the date it has come into effect; or · the Embraer shareholders’ approval is not obtained at the Embraer shareholders meeting duly convened (unless such Embraer shareholders meeting has been adjourned, in which case at any reconvened meeting). · by Boeing Brazil: · if Embraer has breached any representation, warranty, covenant or other agreement contained in the MTA, which breach (i) would result in any closing condition to Boeing Brazil’s obligation to consummate the transactions contemplated by the MTA not being satisfied, and (ii) is not curable or is not cured before the earlier of (A) ten Business Days prior to the termination date, and (B) 90 days following Boeing Brazil’s written notice to Embraer. However, Boeing Brazil will not have the right to terminate the MTA pursuant to this provision if Boeing Brazil is in material breach of any representation, warranty, covenant or other agreement contained in the MTA; · if all closing conditions have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) except for certain closing conditions relating to the CADE approval or no legal proceeding or law filed, initiated, promulgated or enacted by the Brazilian Federal Government; · if the board of directors of Embraer fails to make a recommendation that the shareholders of Embraer vote in favor of the consummation of the transactions contemplated by the MTA and the ancillary agreements or, at any time prior to obtaining the approval of the Embraer shareholders, makes an adverse recommendation change; or · if the Embraer shareholders’ approval of the transactions contemplated by the MTA and the ancillary agreements has not been obtained on or prior to February 28, 2019. · by Embraer, if Boeing Brazil has breached any representation, warranty, covenant or other agreement contained in the MTA, which breach (i) would result in any closing condition to Embraer’s obligation to consummate the transactions contemplated by the MTA not being satisfied, and (ii) is not curable or is not cured before the earlier of (A) ten Business Days prior to the termination date, and (B) 90 days following Embraer’s written notice to Boeing Brazil. However, Embraer will not have the right to terminate the MTA pursuant to this provision if Embraer is in material breach of any representation, warranty, covenant or other agreement contained in the MTA. 44 not be available until 6 months following the date it has come into effect; or · the Embraer shareholders’ approval is not obtained at the Embraer shareholders meeting duly convened (unless such Embraer shareholders meeting has been adjourned, in which case at any reconvened meeting). · by Boeing Brazil: · if Embraer has breached any representation, warranty, covenant or other agreement contained in the MTA, which breach (i) would result in any closing condition to Boeing Brazil’s obligation to consummate the transactions contemplated by the MTA not being satisfied, and (ii) is not curable or is not cured before the earlier of (A) ten Business Days prior to the termination date, and (B) 90 days following Boeing Brazil’s written notice to Embraer. However, Boeing Brazil will not have the right to terminate the MTA pursuant to this provision if Boeing Brazil is in material breach of any representation, warranty, covenant or other agreement contained in the MTA; · if all closing conditions have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) except for certain closing conditions relating to the CADE approval or no legal proceeding or law filed, initiated, promulgated or enacted by the Brazilian Federal Government; · if the board of directors of Embraer fails to make a recommendation that the shareholders of Embraer vote in favor of the consummation of the transactions contemplated by the MTA and the ancillary agreements or, at any time prior to obtaining the approval of the Embraer shareholders, makes an adverse recommendation change; or · if the Embraer shareholders’ approval of the transactions contemplated by the MTA and the ancillary agreements has not been obtained on or prior to February 28, 2019. · by Embraer, if Boeing Brazil has breached any representation, warranty, covenant or other agreement contained in the MTA, which breach (i) would result in any closing condition to Embraer’s obligation to consummate the transactions contemplated by the MTA not being satisfied, and (ii) is not curable or is not cured before the earlier of (A) ten Business Days prior to the termination date, and (B) 90 days following Embraer’s written notice to Boeing Brazil. However, Embraer will not have the right to terminate the MTA pursuant to this provision if Embraer is in material breach of any representation, warranty, covenant or other agreement contained in the MTA. 44

Effect of Termination If the MTA is terminated as described in the section entitled “—Termination” above, the MTA will become void and of no effect, and there will not be any liability or obligation on the part of any party, except that: · no termination will relieve any party from liability for damages resulting from willful breach (as described below) prior to such termination; and · certain other provisions of the MTA, including provisions with respect to the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive such termination. For the purpose of the MTA, the term “willful breach” means a breach of the MTA that has resulted from either (i) fraud or (ii) a deliberate act or a deliberate failure to act with actual knowledge at the time of such act or failure to act that the act or failure to act constituted, or would reasonably be expected to result in, such a breach of the MTA. Termination Fees If the MTA is terminated in specified circumstances, Boeing Brazil will be required to pay Embraer a termination fee of $100 million, which we refer to as the “antitrust termination fee.” Embraer is entitled to receive the antitrust termination fee from Boeing Brazil if the MTA is terminated: · by Boeing Brazil or Embraer because the closing has not occurred by the termination date or the extended termination dates, as applicable, if, on the termination date, all closing conditions have been satisfied or waived, except for certain closing conditions relating to the antitrust consents (other than CADE) and those closing conditions that by their nature cannot be satisfied until the closing date, but that would be capable of being satisfied if the closing date occurred on the termination date; or · by Boeing Brazil or Embraer due to regulatory requirements imposed under applicable antitrust laws (other than CADE). If the MTA is terminated in specified circumstances, Embraer will be required to pay Boeing Brazil a termination fee of $75 million, which we refer to as the “Embraer termination fee.” Boeing Brazil is entitled to receive the Embraer termination fee from Boeing Brazil if the MTA is terminated: · by Boeing Brazil because the board of directors of Embraer failed to make a recommendation that the shareholders of Embraer vote in favor of the consummation of the transactions contemplated by the MTA and the ancillary 45 Effect of Termination If the MTA is terminated as described in the section entitled “—Termination” above, the MTA will become void and of no effect, and there will not be any liability or obligation on the part of any party, except that: · no termination will relieve any party from liability for damages resulting from willful breach (as described below) prior to such termination; and · certain other provisions of the MTA, including provisions with respect to the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive such termination. For the purpose of the MTA, the term “willful breach” means a breach of the MTA that has resulted from either (i) fraud or (ii) a deliberate act or a deliberate failure to act with actual knowledge at the time of such act or failure to act that the act or failure to act constituted, or would reasonably be expected to result in, such a breach of the MTA. Termination Fees If the MTA is terminated in specified circumstances, Boeing Brazil will be required to pay Embraer a termination fee of $100 million, which we refer to as the “antitrust termination fee.” Embraer is entitled to receive the antitrust termination fee from Boeing Brazil if the MTA is terminated: · by Boeing Brazil or Embraer because the closing has not occurred by the termination date or the extended termination dates, as applicable, if, on the termination date, all closing conditions have been satisfied or waived, except for certain closing conditions relating to the antitrust consents (other than CADE) and those closing conditions that by their nature cannot be satisfied until the closing date, but that would be capable of being satisfied if the closing date occurred on the termination date; or · by Boeing Brazil or Embraer due to regulatory requirements imposed under applicable antitrust laws (other than CADE). If the MTA is terminated in specified circumstances, Embraer will be required to pay Boeing Brazil a termination fee of $75 million, which we refer to as the “Embraer termination fee.” Boeing Brazil is entitled to receive the Embraer termination fee from Boeing Brazil if the MTA is terminated: · by Boeing Brazil because the board of directors of Embraer failed to make a recommendation that the shareholders of Embraer vote in favor of the consummation of the transactions contemplated by the MTA and the ancillary 45 agreements or, at any time prior to obtaining the approval of the Embraer shareholders, made an adverse recommendation change; or · by Embraer because the Embraer shareholders’ approval was not obtained at the Embraer shareholders’ meeting, after the Embraer’s board of directors made an adverse recommendation change. Indemnification Under the MTA, Embraer and Boeing Brazil have agreed to indemnify each other and their respective affiliates, officers, directors, equityholders, employees, agents, attorneys and other representatives for, from and against certain losses arising out of or resulting from an assumed liability, in the case of Embraer, or excluded liabilities, in the case of Boeing Brazil, any breach or inaccuracy of any representation, warranty, covenant or agreement set forth in the MTA. The representations and warranties, covenants, agreements and other obligations in the MTA will survive for a period of 24 months following the closing of the transactions contemplated by the MTA, subject to the following exceptions: · Commercial Aviation NewCo’s obligation to assume the assumed liabilities, and Embraer’s obligation to retain the excluded liabilities; · certain representations and warranties regarding due incorporation, valid existence and qualification to do business, corporate authority relative to the MTA, consents and approvals relating to the execution, delivery and performance of the MTA, capital structure, sufficiency of assets and title to the assets, brokers, environmental matters, anti-bribery, export and sanctions, which we refer to as “fundamental representations,” will survive for 90 days following expiration of the applicable statute of limitations; and · representations and warranties regarding tax matters will survive for 90 days following expiration of the applicable statute of limitations. Each of Embraer’s and Boeing Brazil’s indemnification obligations under the MTA for breach or inaccuracy of representations and warranties are subject to certain limitations, including the following: · neither party may recover for losses above $500 million; · neither party may recover for losses unless and until a $30 million threshold is exceeded; and · Boeing Brazil may not recover for individual claims below a $200,000 threshold 46 agreements or, at any time prior to obtaining the approval of the Embraer shareholders, made an adverse recommendation change; or · by Embraer because the Embraer shareholders’ approval was not obtained at the Embraer shareholders’ meeting, after the Embraer’s board of directors made an adverse recommendation change. Indemnification Under the MTA, Embraer and Boeing Brazil have agreed to indemnify each other and their respective affiliates, officers, directors, equityholders, employees, agents, attorneys and other representatives for, from and against certain losses arising out of or resulting from an assumed liability, in the case of Embraer, or excluded liabilities, in the case of Boeing Brazil, any breach or inaccuracy of any representation, warranty, covenant or agreement set forth in the MTA. The representations and warranties, covenants, agreements and other obligations in the MTA will survive for a period of 24 months following the closing of the transactions contemplated by the MTA, subject to the following exceptions: · Commercial Aviation NewCo’s obligation to assume the assumed liabilities, and Embraer’s obligation to retain the excluded liabilities; · certain representations and warranties regarding due incorporation, valid existence and qualification to do business, corporate authority relative to the MTA, consents and approvals relating to the execution, delivery and performance of the MTA, capital structure, sufficiency of assets and title to the assets, brokers, environmental matters, anti-bribery, export and sanctions, which we refer to as “fundamental representations,” will survive for 90 days following expiration of the applicable statute of limitations; and · representations and warranties regarding tax matters will survive for 90 days following expiration of the applicable statute of limitations. Each of Embraer’s and Boeing Brazil’s indemnification obligations under the MTA for breach or inaccuracy of representations and warranties are subject to certain limitations, including the following: · neither party may recover for losses above $500 million; · neither party may recover for losses unless and until a $30 million threshold is exceeded; and · Boeing Brazil may not recover for individual claims below a $200,000 threshold 46

The limitations on indemnification described will not apply to breach of fundamental representations or claims based on fraud and the limitations described in the second and third bullet points above will not apply to any breaches of Embraer’s product warranty representation. However, Embraer’s obligation under the MTA to indemnify Boeing Brazil for losses arising out of or resulting from product warranty liabilities of the Commercial Aviation Business will be capped at $25 million. Expenses Except for the provisions described above under “Transaction Consideration; Guarantee” and as specifically provided in the MTA, each party will bear its own expenses in connection with the MTA and the transactions contemplated thereby. Amendment and Waiver No amendment, supplement or modification of MTA will be effective unless Embraer, Boeing Brazil, Boeing and Commercial Aviation NewCo (i) have been provided at least 30 days’ prior written notice of such proposed amendment, supplement or modification and (ii) have signed a written instrument expressly referencing MTA and the specific provisions so amended, supplemented or modified. Any failure by Embraer, Boeing Brazil, Boeing and Commercial Aviation NewCo to comply with any obligation, covenant, agreement or condition in the MTA may be waived by the other parties to the MTA. Such waiver will only be valid if it is in writing and signed by the party granting such waiver. Governing Law and Arbitration The MTA is governed by New York law. Any dispute arising out of, relating to in connection with the MTA will be referred to and finally settled by arbitration administered by the International Center for Dispute Resolution. Specific Performance In addition to any other remedy that may be available to any of the parties, including monetary damages, each of the parties to the MTA is entitled, in addition to any other remedies that may be available, to seek an injunction, specific performance or other equitable relief, to prevent breaches of the MTA and to enforce specifically the terms and provisions of the MTA. 47 The limitations on indemnification described will not apply to breach of fundamental representations or claims based on fraud and the limitations described in the second and third bullet points above will not apply to any breaches of Embraer’s product warranty representation. However, Embraer’s obligation under the MTA to indemnify Boeing Brazil for losses arising out of or resulting from product warranty liabilities of the Commercial Aviation Business will be capped at $25 million. Expenses Except for the provisions described above under “Transaction Consideration; Guarantee” and as specifically provided in the MTA, each party will bear its own expenses in connection with the MTA and the transactions contemplated thereby. Amendment and Waiver No amendment, supplement or modification of MTA will be effective unless Embraer, Boeing Brazil, Boeing and Commercial Aviation NewCo (i) have been provided at least 30 days’ prior written notice of such proposed amendment, supplement or modification and (ii) have signed a written instrument expressly referencing MTA and the specific provisions so amended, supplemented or modified. Any failure by Embraer, Boeing Brazil, Boeing and Commercial Aviation NewCo to comply with any obligation, covenant, agreement or condition in the MTA may be waived by the other parties to the MTA. Such waiver will only be valid if it is in writing and signed by the party granting such waiver. Governing Law and Arbitration The MTA is governed by New York law. Any dispute arising out of, relating to in connection with the MTA will be referred to and finally settled by arbitration administered by the International Center for Dispute Resolution. Specific Performance In addition to any other remedy that may be available to any of the parties, including monetary damages, each of the parties to the MTA is entitled, in addition to any other remedies that may be available, to seek an injunction, specific performance or other equitable relief, to prevent breaches of the MTA and to enforce specifically the terms and provisions of the MTA. 47

- MAIN TERMS OF THE CONTRIBUTION AGREEMENT The following summary describes certain material provisions of the Contribution Agreement, dated as of January 24, 2019, among Embraer, Embraer Member Entity, Boeing, Boeing Member Entity and KC-390 NewCo, which we refer to as the “Contribution Agreement.” This summary is not complete and is qualified in its entirety by reference to the Contribution Agreement, which is attached to this Manual as Annex V and incorporated into this Manual by reference. Embraer encourages you to read the Contribution Agreement carefully in its entirety before making any voting decisions because this summary may not contain all the information about the Contribution Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Contribution Agreement and not by this summary or any other information contained in this Manual. The representations, warranties, covenants and agreements described below and included in the Contribution Agreement (a) were made only for purposes of the Contribution Agreement and as of specific dates, (b) were made solely for the benefit of the parties to the Contribution Agreement, (c) are subject to important qualifications, limitations and supplemental information agreed upon by the contracting parties in connection with negotiating the terms of the Contribution Agreement, including being qualified by confidential disclosures not reflected in the Contribution Agreement itself or in this summary, and (d) are subject to contractual standards of materiality or knowledge in a way that may be different from what you or other shareholders may view as material. In reviewing the representations and warranties contained in the Contribution Agreement or any description thereof in this summary, it is important to bear in mind that such representations and warranties were made for the purposes of allocating contractual risk between the parties to the Contribution Agreement instead of establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Contribution Agreement. In addition, you should not rely on the covenants in the Contribution Agreement as actual limitations on the businesses of Embraer because Embraer may take certain actions that are either expressly permitted in the confidential disclosure schedules to the Contribution Agreement or certain actions to which the appropriate party may otherwise consent, which consent may be given without prior notice to the public. Shareholders are not third-party beneficiaries under the Contribution Agreement and should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. The Contribution Agreement establishes the formation of a joint venture between Embraer Member Entity and Boeing Member Entity for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft, based on opportunities to be identified together (as defined above, the “KC-390 NewCo” or “KC- 390 JV”). 48 - MAIN TERMS OF THE CONTRIBUTION AGREEMENT The following summary describes certain material provisions of the Contribution Agreement, dated as of January 24, 2019, among Embraer, Embraer Member Entity, Boeing, Boeing Member Entity and KC-390 NewCo, which we refer to as the “Contribution Agreement.” This summary is not complete and is qualified in its entirety by reference to the Contribution Agreement, which is attached to this Manual as Annex V and incorporated into this Manual by reference. Embraer encourages you to read the Contribution Agreement carefully in its entirety before making any voting decisions because this summary may not contain all the information about the Contribution Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Contribution Agreement and not by this summary or any other information contained in this Manual. The representations, warranties, covenants and agreements described below and included in the Contribution Agreement (a) were made only for purposes of the Contribution Agreement and as of specific dates, (b) were made solely for the benefit of the parties to the Contribution Agreement, (c) are subject to important qualifications, limitations and supplemental information agreed upon by the contracting parties in connection with negotiating the terms of the Contribution Agreement, including being qualified by confidential disclosures not reflected in the Contribution Agreement itself or in this summary, and (d) are subject to contractual standards of materiality or knowledge in a way that may be different from what you or other shareholders may view as material. In reviewing the representations and warranties contained in the Contribution Agreement or any description thereof in this summary, it is important to bear in mind that such representations and warranties were made for the purposes of allocating contractual risk between the parties to the Contribution Agreement instead of establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Contribution Agreement. In addition, you should not rely on the covenants in the Contribution Agreement as actual limitations on the businesses of Embraer because Embraer may take certain actions that are either expressly permitted in the confidential disclosure schedules to the Contribution Agreement or certain actions to which the appropriate party may otherwise consent, which consent may be given without prior notice to the public. Shareholders are not third-party beneficiaries under the Contribution Agreement and should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. The Contribution Agreement establishes the formation of a joint venture between Embraer Member Entity and Boeing Member Entity for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft, based on opportunities to be identified together (as defined above, the “KC-390 NewCo” or “KC- 390 JV”). 48

The KC-390 NewCo will be EB Defense, LLC, a limited liability company formed in Delaware, United States of America by a subsidiary of Embraer. Upon the closing of the Transactions, Embraer Member Entity will hold 51% and Boeing Member Entity will hold 49% of the share capital of the KC-390 Newco. The scope of the KC-390 JV’s activities will include final assembly, sales and KC-390 aftermarket services for the KC-390, except with respect to, among others, (i) work related to activities that are subject to authorizations of installations or other approvals required by U.S. National Industrial Security Program, Foreign Ownership, Control, or Influence (FOCI), and (ii) orders and requests for use by the Brazilian Air Force - FAB itself and another two contracts under negotiation. Embraer Member Entity and Boeing Member Entity will make contributions to the KC- 390 NewCo in cash and assets. Embraer Member Entity will possibly contribute, and will license or sublicense to the KC-390 NewCo, intellectual property rights to allow the KC-390 NewCo to operate its business (including certain intellectual property that requires the authorization of the Brazilian Air Force to be licensed or sublicensed to the KC-390 NewCo). Representations and Warranties Under the terms of the Contribution Agreement, Embraer Member Entity and Boeing Member Entity provide certain fundamental representations and warranties, which include matters related to (i) the due incorporation of the parties in the applicable jurisdictions, (ii) parties due authorization to execute the Contribution Agreement, (iii) absence of any conflicts among the terms of the Contribution Agreement (and related documents) and the provisions in, among others, incorporation documents of the parties, other contracts to which the parties are bound, or applicable laws, (iv) government authorizations for the execution of and compliance with the Contribution Agreement (v) absence of litigation which would impair compliance with the provisions of the Contribution Agreement, (vi) due compliance with anti-corruption and anti-bribery laws by the parties, and (vi) no broker fees owed by KC-390 JV or by the other party with respect to the execution of the Contribution Agreement. In addition to the representations and warranties described above, Embraer Member Entity also provides other representations and warranties, including that: (i) EB Defense, LLC is a Delaware limited liability company, validly existing and in good standing, and has the authority to execute the Contribution Agreement (and related documents), (ii) EB Defense, LLC has not had prior business operations, (iii) intellectual property assets to be licensed or sublicensed by Embraer to the KC-390 NewCo are sufficient in all material respects to conduct the KC-390 JV’s business; (iv) except for royalties paid to the Brazilian Air Force, there are no relevant amounts owed in relation to the use of the licensed or sublicensed intellectual property rights; (v) the use or exploitation of the intellectual property rights licensed or sublicensed by Embraer Member Entity will not violate the rights of others; and (vi) there are no claims or lawsuits claiming that KC-390 JV’s activities violate intellectual property rights of others. 49 The KC-390 NewCo will be EB Defense, LLC, a limited liability company formed in Delaware, United States of America by a subsidiary of Embraer. Upon the closing of the Transactions, Embraer Member Entity will hold 51% and Boeing Member Entity will hold 49% of the share capital of the KC-390 Newco. The scope of the KC-390 JV’s activities will include final assembly, sales and KC-390 aftermarket services for the KC-390, except with respect to, among others, (i) work related to activities that are subject to authorizations of installations or other approvals required by U.S. National Industrial Security Program, Foreign Ownership, Control, or Influence (FOCI), and (ii) orders and requests for use by the Brazilian Air Force - FAB itself and another two contracts under negotiation. Embraer Member Entity and Boeing Member Entity will make contributions to the KC- 390 NewCo in cash and assets. Embraer Member Entity will possibly contribute, and will license or sublicense to the KC-390 NewCo, intellectual property rights to allow the KC-390 NewCo to operate its business (including certain intellectual property that requires the authorization of the Brazilian Air Force to be licensed or sublicensed to the KC-390 NewCo). Representations and Warranties Under the terms of the Contribution Agreement, Embraer Member Entity and Boeing Member Entity provide certain fundamental representations and warranties, which include matters related to (i) the due incorporation of the parties in the applicable jurisdictions, (ii) parties due authorization to execute the Contribution Agreement, (iii) absence of any conflicts among the terms of the Contribution Agreement (and related documents) and the provisions in, among others, incorporation documents of the parties, other contracts to which the parties are bound, or applicable laws, (iv) government authorizations for the execution of and compliance with the Contribution Agreement (v) absence of litigation which would impair compliance with the provisions of the Contribution Agreement, (vi) due compliance with anti-corruption and anti-bribery laws by the parties, and (vi) no broker fees owed by KC-390 JV or by the other party with respect to the execution of the Contribution Agreement. In addition to the representations and warranties described above, Embraer Member Entity also provides other representations and warranties, including that: (i) EB Defense, LLC is a Delaware limited liability company, validly existing and in good standing, and has the authority to execute the Contribution Agreement (and related documents), (ii) EB Defense, LLC has not had prior business operations, (iii) intellectual property assets to be licensed or sublicensed by Embraer to the KC-390 NewCo are sufficient in all material respects to conduct the KC-390 JV’s business; (iv) except for royalties paid to the Brazilian Air Force, there are no relevant amounts owed in relation to the use of the licensed or sublicensed intellectual property rights; (v) the use or exploitation of the intellectual property rights licensed or sublicensed by Embraer Member Entity will not violate the rights of others; and (vi) there are no claims or lawsuits claiming that KC-390 JV’s activities violate intellectual property rights of others. 49

Main Conditions Precedent Main conditions applicable to the obligation of both parties to consummate the closing: (i) closing of the Commercial Aviation JV; (ii) absence of orders or decisions by any governmental authority that are in force on the closing and prohibit or render illegal the closing or the transactions contemplated by the Contribution Agreement (and related documents); and (iii) obtaining the applicable regulatory approvals (Brazil, USA and other jurisdictions). Main conditions applicable to the obligation of each party to consummate the closing (i) the representations and warranties provided by the other party must be true (at execution and at closing), subject to certain materiality criteria depending on the applicable representation and warranty; (ii) the covenants of the other party contained in the Contribution Agreement must have been complied with in all material respects; (iii) the other party must make its required contribution on the closing date; (iv) the other party must deliver all required documents to be delivered on the closing date; and (v) the other party must have obtained the approvals/authorizations from third parties (other than governmental authorities) that are under its responsibility. Boeing’s obligation to consummate closing is also subject to the validity of the license by the Brazilian Air Force allowing Embraer Member Entity to license or sublicense the intellectual property assets that are necessary for the KC-390 NewCo to operate its business (“FAB License”). Other Relevant Obligations Embraer Member Entity and Boeing Member Entity will negotiate in good faith to finalize the KC-390 JV Operational Agreements, which will be executed at closing, based on the terms and conditions provided for in the Contribution Agreement, which are described in the summaries that constitute Annex III of this Manual. Embraer Member Entity and Boeing Member Entity shall cooperate to obtain the necessary authorizations and approvals for the transaction. Embraer Member Entity and Boeing Member Entity shall use commercially reasonable efforts to cause customers’ orders/requests originated between execution of the Contribution Agreement and the closing of the transaction to be transferred at closing to the KC-390 JV without the imposition of adverse conditions (such as fines, early maturities, breach of contract) by virtue of such transfer. If this is not possible, Embraer Member Entity and Boeing Member Entity will establish a structure to allow the KC-390 JV to obtain the economic benefits and support any burden arising from customers’ orders/requests originated between execution of the Contribution Agreement and the closing of the transaction. Embraer Member Entity shall cause the FAB License to be obtained and to remain in force in accordance with its terms from signing until closing. 50 Main Conditions Precedent Main conditions applicable to the obligation of both parties to consummate the closing: (i) closing of the Commercial Aviation JV; (ii) absence of orders or decisions by any governmental authority that are in force on the closing and prohibit or render illegal the closing or the transactions contemplated by the Contribution Agreement (and related documents); and (iii) obtaining the applicable regulatory approvals (Brazil, USA and other jurisdictions). Main conditions applicable to the obligation of each party to consummate the closing (i) the representations and warranties provided by the other party must be true (at execution and at closing), subject to certain materiality criteria depending on the applicable representation and warranty; (ii) the covenants of the other party contained in the Contribution Agreement must have been complied with in all material respects; (iii) the other party must make its required contribution on the closing date; (iv) the other party must deliver all required documents to be delivered on the closing date; and (v) the other party must have obtained the approvals/authorizations from third parties (other than governmental authorities) that are under its responsibility. Boeing’s obligation to consummate closing is also subject to the validity of the license by the Brazilian Air Force allowing Embraer Member Entity to license or sublicense the intellectual property assets that are necessary for the KC-390 NewCo to operate its business (“FAB License”). Other Relevant Obligations Embraer Member Entity and Boeing Member Entity will negotiate in good faith to finalize the KC-390 JV Operational Agreements, which will be executed at closing, based on the terms and conditions provided for in the Contribution Agreement, which are described in the summaries that constitute Annex III of this Manual. Embraer Member Entity and Boeing Member Entity shall cooperate to obtain the necessary authorizations and approvals for the transaction. Embraer Member Entity and Boeing Member Entity shall use commercially reasonable efforts to cause customers’ orders/requests originated between execution of the Contribution Agreement and the closing of the transaction to be transferred at closing to the KC-390 JV without the imposition of adverse conditions (such as fines, early maturities, breach of contract) by virtue of such transfer. If this is not possible, Embraer Member Entity and Boeing Member Entity will establish a structure to allow the KC-390 JV to obtain the economic benefits and support any burden arising from customers’ orders/requests originated between execution of the Contribution Agreement and the closing of the transaction. Embraer Member Entity shall cause the FAB License to be obtained and to remain in force in accordance with its terms from signing until closing. 50

Embraer Member Entity and Boeing Member Entity will discuss in good faith, always subject to the limitations set forth in antitrust rules, with respect to cooperation in the search for proposals by potential acquirers of the KC-390 between the execution of the Contribution Agreement and the closing. The Contribution Agreement sets forth customary indemnification provisions, whereby both Embraer Member Entity and Boeing Member Entity are obliged to indemnify the KC-390 NewCo and the other party for inaccuracy of representations and warranties and non-compliance with obligations. No party shall be required to indemnify (i) unless and until the indemnifiable losses exceed US$ 2,500,000.00, and/or (ii) after the total of the indemnifiable losses paid by the same party exceeds US$ 275,000,000.00 (subject to adjustments based on possible indemnities paid under the Limited Liability Company Agreement); provided that such limitations will not be applicable to any amounts due from (x) breach of any fundamental representation and warranty (organization and authorization of the KC-390 NewCo; absence of operation or prior obligation of the KC- 390 NewCo; sufficiency of intellectual property assets; due incorporation and authorization of each party; absence of broker fees) or (y) fraud. Governing Law and Arbitration The Contribution Agreement is governed by the laws of New York; and disputes will be resolved by arbitration administered by the ICDR. 51 Embraer Member Entity and Boeing Member Entity will discuss in good faith, always subject to the limitations set forth in antitrust rules, with respect to cooperation in the search for proposals by potential acquirers of the KC-390 between the execution of the Contribution Agreement and the closing. The Contribution Agreement sets forth customary indemnification provisions, whereby both Embraer Member Entity and Boeing Member Entity are obliged to indemnify the KC-390 NewCo and the other party for inaccuracy of representations and warranties and non-compliance with obligations. No party shall be required to indemnify (i) unless and until the indemnifiable losses exceed US$ 2,500,000.00, and/or (ii) after the total of the indemnifiable losses paid by the same party exceeds US$ 275,000,000.00 (subject to adjustments based on possible indemnities paid under the Limited Liability Company Agreement); provided that such limitations will not be applicable to any amounts due from (x) breach of any fundamental representation and warranty (organization and authorization of the KC-390 NewCo; absence of operation or prior obligation of the KC- 390 NewCo; sufficiency of intellectual property assets; due incorporation and authorization of each party; absence of broker fees) or (y) fraud. Governing Law and Arbitration The Contribution Agreement is governed by the laws of New York; and disputes will be resolved by arbitration administered by the ICDR. 51

ANNEX II - MAIN TERMS OF THE SHAREHOLDERS AGREEMENT OF THE COMMERCIAL AVIATION NEWCO AND THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE KC-390 NEWCO - Main terms of the Shareholders’ Agreement of the Commercial Aviation NewCo The Commercial Aviation NewCo will be a closely-held corporation with operations and head office in Brazil. The Commercial Aviation NewCo will be managed by an executive office and a board of directors, and the control of the Commercial Aviation NewCo by Boeing Brazil will be assured, according to the Shareholders’ Agreement. Embraer will not have a right to appoint members to the management of the Commercial Aviation NewCo. The Shareholders’ Agreement, however, guarantees other participation rights to Embraer, such as Embraer’s right to appoint an observer to participate in any meetings of the board of directors of the Commercial Aviation NewCo (or any committees formed by the board of directors) and the right to receive relevant information about the Commercial Aviation NewCo, provided that the Commercial Aviation NewCo will have the right to exclude the observer appointed by Embraer from access to any materials or meetings, or any portion thereof, if access to such information or attendance at such meeting, (x) in the opinion of legal counsel, compromise or constitute a waiver of any attorney-client privilege between Commercial Aviation NewCo and its counsel, (y) result in the disclosure of trade secrets of Commercial Aviation NewCo and/or its subsidiaries to the observer, or (z) result in the disclosure of any information with respect to which the Board of Directors reasonably believes would represent a conflict of interest with the observer, Embraer or any of their respective affiliates. The Shareholders’ Agreement also provides that certain material matters relating to the Commercial Aviation NewCo may only be approved with Embraer’s consent, including in relation to the following matters: (i) use of Embraer’s name or logo, subject to certain exceptions; (ii) effecting the dissolution or voluntary liquidation of the Commercial Aviation NewCo or its subsidiaries, or filing a voluntary bankruptcy request or judicial or extrajudicial restructuring of the Commercial Aviation NewCo or its subsidiaries, subject to certain exceptions; (iii) changing the legal domicile of the Commercial Aviation NewCo to a location outside of Brazil (or relocating any material part of the operations of the Commercial Aviation NewCo to a location outside of Brazil); (iv) appointing or removing the Commercial Aviation NewCo’s independent auditing firm, subject to certain exceptions; (v) changing the agreed upon dividend policy; (vi) approving capital contributions that are not in compliance with the agreed upon anti-dilution policy; (vii) merger, consolidation, spin-off, merger of shares of the Commercial Aviation NewCo during the Lock-Up Period (as defined below) which involve a third party; (viii) changing the corporate purpose of the Commercial Aviation NewCo; (ix) amending, altering, 52 ANNEX II - MAIN TERMS OF THE SHAREHOLDERS AGREEMENT OF THE COMMERCIAL AVIATION NEWCO AND THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE KC-390 NEWCO - Main terms of the Shareholders’ Agreement of the Commercial Aviation NewCo The Commercial Aviation NewCo will be a closely-held corporation with operations and head office in Brazil. The Commercial Aviation NewCo will be managed by an executive office and a board of directors, and the control of the Commercial Aviation NewCo by Boeing Brazil will be assured, according to the Shareholders’ Agreement. Embraer will not have a right to appoint members to the management of the Commercial Aviation NewCo. The Shareholders’ Agreement, however, guarantees other participation rights to Embraer, such as Embraer’s right to appoint an observer to participate in any meetings of the board of directors of the Commercial Aviation NewCo (or any committees formed by the board of directors) and the right to receive relevant information about the Commercial Aviation NewCo, provided that the Commercial Aviation NewCo will have the right to exclude the observer appointed by Embraer from access to any materials or meetings, or any portion thereof, if access to such information or attendance at such meeting, (x) in the opinion of legal counsel, compromise or constitute a waiver of any attorney-client privilege between Commercial Aviation NewCo and its counsel, (y) result in the disclosure of trade secrets of Commercial Aviation NewCo and/or its subsidiaries to the observer, or (z) result in the disclosure of any information with respect to which the Board of Directors reasonably believes would represent a conflict of interest with the observer, Embraer or any of their respective affiliates. The Shareholders’ Agreement also provides that certain material matters relating to the Commercial Aviation NewCo may only be approved with Embraer’s consent, including in relation to the following matters: (i) use of Embraer’s name or logo, subject to certain exceptions; (ii) effecting the dissolution or voluntary liquidation of the Commercial Aviation NewCo or its subsidiaries, or filing a voluntary bankruptcy request or judicial or extrajudicial restructuring of the Commercial Aviation NewCo or its subsidiaries, subject to certain exceptions; (iii) changing the legal domicile of the Commercial Aviation NewCo to a location outside of Brazil (or relocating any material part of the operations of the Commercial Aviation NewCo to a location outside of Brazil); (iv) appointing or removing the Commercial Aviation NewCo’s independent auditing firm, subject to certain exceptions; (v) changing the agreed upon dividend policy; (vi) approving capital contributions that are not in compliance with the agreed upon anti-dilution policy; (vii) merger, consolidation, spin-off, merger of shares of the Commercial Aviation NewCo during the Lock-Up Period (as defined below) which involve a third party; (viii) changing the corporate purpose of the Commercial Aviation NewCo; (ix) amending, altering, 52 supplementing or repealing certain provisions of the Commercial Aviations NewCo’s bylaws; (x) converting the corporate status of the Commercial Aviation NewCo; (xi) approval or modification of the governing guidelines of the oversight committee; and (xii) reducing the capital of the Commercial Aviation NewCo (except for the absorption of losses or as otherwise provided in the bylaws). With respect to governance, the Commercial Aviation NewCo will also have an oversight committee composed of the same number of members appointed by Embraer and Boeing Brazil to discuss, review and monitor the performance of the activities governed by the Commercial Aviation JV Operational Agreements. As noted in the previous paragraph, any changes to the guidelines of the oversight committee will only be approved with the affirmative vote of Embraer. The Shareholders’ Agreement also provides for a mandatory minimum dividend policy, pursuant to which (i) until the fifth anniversary of the date of execution of the Shareholders’ Agreement, the Commercial Aviation NewCo shall determine the declaration and payment of dividends as set forth in its bylaws, which provides for distribution of at least 25% of the remaining balance of adjusted net profits for the fiscal year, after the deductions provided for in the Brazilian Corporate Law and amounts allocated to a contingencies reserve; and (ii) from and after the fifth anniversary of the date of the Shareholders’ Agreement, subject to certain exceptions, the Commercial Aviation NewCo shall declare and pay a minimum annual dividend equal to 50% of its retained earnings and net profits, adjusted as provided in the bylaws and subject to Brazilian corporation law. The mandatory minimum dividend policy is subject to the Commercial Aviation NewCo not having accrued losses or its shareholders not having resolved that a distribution of dividends is incompatible with the Commercial Aviation NewCo’s financial situation at such time. The Shareholders’ Agreement also establishes an anti-dilution policy applicable to every capital increase or issuance of debt securities effected by the Commercial Aviation NewCo, which is intended to give more security to Embraer’s investment in the Commercial Aviation NewCo. In addition, and for purposes of aligning the interests of the parties in the partnership resulting from the Transaction, the Shareholders’ Agreement provides that, as a general rule, Embraer and Boeing Brazil will not be able to dispose of their respective shares issued by the Commercial Aviation NewCo for a period of 10 years following the closing of the Transaction (“Lock-Up Period”), except for Embraer’s put option described below and the transfer of shares to companies of the same group, as provided for in the Shareholders’ Agreement. After the Lock-Up Period, certain rules for the transfer of shares will be applicable, among which the following rules stand out, in customary terms for transactions of this nature: 53 supplementing or repealing certain provisions of the Commercial Aviations NewCo’s bylaws; (x) converting the corporate status of the Commercial Aviation NewCo; (xi) approval or modification of the governing guidelines of the oversight committee; and (xii) reducing the capital of the Commercial Aviation NewCo (except for the absorption of losses or as otherwise provided in the bylaws). With respect to governance, the Commercial Aviation NewCo will also have an oversight committee composed of the same number of members appointed by Embraer and Boeing Brazil to discuss, review and monitor the performance of the activities governed by the Commercial Aviation JV Operational Agreements. As noted in the previous paragraph, any changes to the guidelines of the oversight committee will only be approved with the affirmative vote of Embraer. The Shareholders’ Agreement also provides for a mandatory minimum dividend policy, pursuant to which (i) until the fifth anniversary of the date of execution of the Shareholders’ Agreement, the Commercial Aviation NewCo shall determine the declaration and payment of dividends as set forth in its bylaws, which provides for distribution of at least 25% of the remaining balance of adjusted net profits for the fiscal year, after the deductions provided for in the Brazilian Corporate Law and amounts allocated to a contingencies reserve; and (ii) from and after the fifth anniversary of the date of the Shareholders’ Agreement, subject to certain exceptions, the Commercial Aviation NewCo shall declare and pay a minimum annual dividend equal to 50% of its retained earnings and net profits, adjusted as provided in the bylaws and subject to Brazilian corporation law. The mandatory minimum dividend policy is subject to the Commercial Aviation NewCo not having accrued losses or its shareholders not having resolved that a distribution of dividends is incompatible with the Commercial Aviation NewCo’s financial situation at such time. The Shareholders’ Agreement also establishes an anti-dilution policy applicable to every capital increase or issuance of debt securities effected by the Commercial Aviation NewCo, which is intended to give more security to Embraer’s investment in the Commercial Aviation NewCo. In addition, and for purposes of aligning the interests of the parties in the partnership resulting from the Transaction, the Shareholders’ Agreement provides that, as a general rule, Embraer and Boeing Brazil will not be able to dispose of their respective shares issued by the Commercial Aviation NewCo for a period of 10 years following the closing of the Transaction (“Lock-Up Period”), except for Embraer’s put option described below and the transfer of shares to companies of the same group, as provided for in the Shareholders’ Agreement. After the Lock-Up Period, certain rules for the transfer of shares will be applicable, among which the following rules stand out, in customary terms for transactions of this nature: 53

o Right of First Offer. If Boeing Brazil decides to sell to a third party all or any portion of its shares in the Commercial Aviation NewCo (such that such portion would result in such third party acquiring control of the Commercial Aviation NewCo), Embraer will be entitled to make a first offer for the acquisition of all the offered shares (or part of the offered shares, provided that such shares represent control of the Commercial Aviation NewCo). o Tag-Along. Subject to Embraer’s right of first offer mentioned above, in the event that Boeing Brazil decides to sell all or a portion representing more than 20% of its shares in the Commercial Aviation NewCo to a third party, Embraer will have the right to include its shares in such sale to the third party, pro-rata to Embraer’s participation in the Commercial Aviation NewCo. o Drag-Along. Subject to Embraer’s right of first offer mentioned above, in the event that Boeing Brazil decides to sell (i) all of its shares in the Commercial Aviation NewCo (or shares representing the control of the Commercial Aviation NewCo) to a third party, Boeing Brazil will have the right (but not the obligation) to require and cause Embraer to also sell all of its shares in the Commercial Aviation NewCo to such third party; or (ii) shares representing control of the Commercial Aviation NewCo to a third party, Boeing Brazil will have the right (but not the obligation) to require and cause Embraer to also sell its shares in the Commercial Aviation NewCo to such third party pro-rata to the stake sold by Boeing Brazil. o Right of First Refusal. If Embraer receives a third party offer to acquire (or make an offer to sell to a third party) all or any portion of its shares in the Commercial Aviation NewCo, and decides to sell such shares, Embraer shall offer such shares to Boeing Brazil and Boeing Brazil shall have the right to acquire them at the same price and other terms and conditions offered to or offered by the third party. In addition, the Shareholders’ Agreement provides for Embraer’s put option, exercisable at any time, for the sale to Boeing Brazil of all or any portion of the shares held by Embraer in the Commercial Aviation NewCo. Subject to certain parameters set forth in the Shareholders’ Agreement, the exercise price of the put option will be determined based on the purchase price to be paid by Boeing Brazil on the closing date of the Transaction, if exercised during the Lock Up Period, and fair value, as determined in accordance with the methodology set forth in the Shareholders’ Agreement, if exercised after the Lock Up Period. The Shareholders’ Agreement also establishes Embraer’s rights to access periodic financial information of the Commercial Aviation NewCo. 54 o Right of First Offer. If Boeing Brazil decides to sell to a third party all or any portion of its shares in the Commercial Aviation NewCo (such that such portion would result in such third party acquiring control of the Commercial Aviation NewCo), Embraer will be entitled to make a first offer for the acquisition of all the offered shares (or part of the offered shares, provided that such shares represent control of the Commercial Aviation NewCo). o Tag-Along. Subject to Embraer’s right of first offer mentioned above, in the event that Boeing Brazil decides to sell all or a portion representing more than 20% of its shares in the Commercial Aviation NewCo to a third party, Embraer will have the right to include its shares in such sale to the third party, pro-rata to Embraer’s participation in the Commercial Aviation NewCo. o Drag-Along. Subject to Embraer’s right of first offer mentioned above, in the event that Boeing Brazil decides to sell (i) all of its shares in the Commercial Aviation NewCo (or shares representing the control of the Commercial Aviation NewCo) to a third party, Boeing Brazil will have the right (but not the obligation) to require and cause Embraer to also sell all of its shares in the Commercial Aviation NewCo to such third party; or (ii) shares representing control of the Commercial Aviation NewCo to a third party, Boeing Brazil will have the right (but not the obligation) to require and cause Embraer to also sell its shares in the Commercial Aviation NewCo to such third party pro-rata to the stake sold by Boeing Brazil. o Right of First Refusal. If Embraer receives a third party offer to acquire (or make an offer to sell to a third party) all or any portion of its shares in the Commercial Aviation NewCo, and decides to sell such shares, Embraer shall offer such shares to Boeing Brazil and Boeing Brazil shall have the right to acquire them at the same price and other terms and conditions offered to or offered by the third party. In addition, the Shareholders’ Agreement provides for Embraer’s put option, exercisable at any time, for the sale to Boeing Brazil of all or any portion of the shares held by Embraer in the Commercial Aviation NewCo. Subject to certain parameters set forth in the Shareholders’ Agreement, the exercise price of the put option will be determined based on the purchase price to be paid by Boeing Brazil on the closing date of the Transaction, if exercised during the Lock Up Period, and fair value, as determined in accordance with the methodology set forth in the Shareholders’ Agreement, if exercised after the Lock Up Period. The Shareholders’ Agreement also establishes Embraer’s rights to access periodic financial information of the Commercial Aviation NewCo. 54

- Main terms of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo The KC-390 NewCo will be EB Defense, LLC, a limited liability company formed in Delaware, United States of America. The Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo will set forth the main terms that will govern the KC-390 JV, including the following: (i) the KC-390 NewCo’s Board of Directors will be comprised of 5 members and Embraer Member Entity will have the right to appoint four members (including the chairman, and one of the members appointed by Embraer Member Entity will be a designee of the Brazilian Air Force ) and Boeing Member Entity will have the right to appoint one member, and (ii) the Chief Executive Officer of the KC-390 NewCo will be appointed by Embraer Member Entity, and the Chief Financial Officer will be appointed by Boeing Member Entity. Certain specified matters will be subject to approval by the Board member appointed by Boeing Member Entity, including: (i) approval of annual financial statements; (ii) entering into any agreement outside of the normal course of business of KC-390 JV, including any agreement that (a) grants exclusivity in sales, distribution, marketing or other exclusive rights with respect to the scope of the KC-390 JV business, (b) restricts the possibility of KC-390 JV to search for sales opportunities within the scope of the KC-390 JV business with any consumer, (c) contains no hire or non-compete clauses that restrain any of its members or any of their affiliates, or (d) involves amounts greater than US$ 50,000,000.00; (iii) entering into indebtedness greater than US$ 10,000,000.00; (iv) capital, research or development expenditures greater than US$ 25,000,000.00; (v) hiring or increasing compensation of any employee in such a way that the compensation of such employee be equal to or greater than the compensation of any senior management member of the KC-390 JV. Certain specified matters will be subject to unanimous approval of the members of the KC-390 JV, including: (1) merger, consolidation or other business combination; sale or transfer of all or substantially all assets; or any business acquisition; (2) sale or issuance of equity interest; increase, reduction, split, reclassification, consolidation or combination of equity interest; or request of any additional contribution of capital except in respect to an agreed additional capital or an emergency capital contribution; (3) execution, modification or termination of any agreement or transaction between, on the one hand, KC-390 JV or any of its subsidiaries and, on the other hand, any senior management member, board member, or partner (or its affiliates); (4) adoption of or change in distribution policies, compliance policies and practices, and delegation of authority policy; (5) determination of any excess cash for purposes of distribution to members; (6) any election or modification of the tax status for purposes of United States tax obligations provisions; (7) bankruptcy declaration or insolvency; (8) appointment or change of auditor; and (9) change in the accounting method used to prepare the financial statements of the KC-390 JV, except for changes determined by law. 55 - Main terms of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo The KC-390 NewCo will be EB Defense, LLC, a limited liability company formed in Delaware, United States of America. The Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo will set forth the main terms that will govern the KC-390 JV, including the following: (i) the KC-390 NewCo’s Board of Directors will be comprised of 5 members and Embraer Member Entity will have the right to appoint four members (including the chairman, and one of the members appointed by Embraer Member Entity will be a designee of the Brazilian Air Force ) and Boeing Member Entity will have the right to appoint one member, and (ii) the Chief Executive Officer of the KC-390 NewCo will be appointed by Embraer Member Entity, and the Chief Financial Officer will be appointed by Boeing Member Entity. Certain specified matters will be subject to approval by the Board member appointed by Boeing Member Entity, including: (i) approval of annual financial statements; (ii) entering into any agreement outside of the normal course of business of KC-390 JV, including any agreement that (a) grants exclusivity in sales, distribution, marketing or other exclusive rights with respect to the scope of the KC-390 JV business, (b) restricts the possibility of KC-390 JV to search for sales opportunities within the scope of the KC-390 JV business with any consumer, (c) contains no hire or non-compete clauses that restrain any of its members or any of their affiliates, or (d) involves amounts greater than US$ 50,000,000.00; (iii) entering into indebtedness greater than US$ 10,000,000.00; (iv) capital, research or development expenditures greater than US$ 25,000,000.00; (v) hiring or increasing compensation of any employee in such a way that the compensation of such employee be equal to or greater than the compensation of any senior management member of the KC-390 JV. Certain specified matters will be subject to unanimous approval of the members of the KC-390 JV, including: (1) merger, consolidation or other business combination; sale or transfer of all or substantially all assets; or any business acquisition; (2) sale or issuance of equity interest; increase, reduction, split, reclassification, consolidation or combination of equity interest; or request of any additional contribution of capital except in respect to an agreed additional capital or an emergency capital contribution; (3) execution, modification or termination of any agreement or transaction between, on the one hand, KC-390 JV or any of its subsidiaries and, on the other hand, any senior management member, board member, or partner (or its affiliates); (4) adoption of or change in distribution policies, compliance policies and practices, and delegation of authority policy; (5) determination of any excess cash for purposes of distribution to members; (6) any election or modification of the tax status for purposes of United States tax obligations provisions; (7) bankruptcy declaration or insolvency; (8) appointment or change of auditor; and (9) change in the accounting method used to prepare the financial statements of the KC-390 JV, except for changes determined by law. 55

In order to align the interests of the parties on the KC-390 JV, the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo states that no member may sell, transfer or encumber any interest in the KC-390 NewCo, except to its own ultimate parent company or to any subsidiary of such parent company. At any time after the 10th anniversary of the execution of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo, Boeing Member Entity may choose to transfer all (and not less than all) of its interest in the KC-390 NewCo to Embraer Member Entity for a total value of USD 1.00 (one dollar). While Boeing Member Entity is a member of the KC-390 NewCo, Boeing Member Entity will not be able to (and shall cause its affiliates not to) (i) participate in the development, production or sale of fixed-wing military cargo aircraft with a maximum load capacity between 24,000 and 81,000 pounds (“Restricted Business”), (ii) hold interest greater than 40% in the share capital of an entity that participates in the Restricted Business, or (iii) invest in an entity with the purpose of participating in the Restricted Business. Boeing Member Entity and its affiliates may participate directly in the Restricted Business only to serve a governmental authority within the United States of America for which the KC-390 does not meet the technical, performance or cost requirement or any other requirement from the country of origin specified by the applicable governmental authority, provided that Boeing Member Entity shall use its best efforts to include the KC-390 JV in the development, production, sale and support of any product related to such business. Each member commits to contribute additional capital to the KC-390 JV when certain milestones set forth in the implementation plan are achieved. Moreover, upon the occurrence of an emergency event (i.e. breach with respect to any indebtedness or material contract of the KC-390 NewCo), the member that declares the occurrence of such an emergency event shall have the right to require all members to lend to the KC- 390 NewCo the amount necessary to remedy such an emergency, subject to a cap. The KC-390 NewCo will distribute excess cash to members (pro rata to their respective shareholdings) as set forth in the distribution policy. The Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo will be governed by the laws of New York; and disputes shall be settled by arbitration administered by the ICDR. 56 In order to align the interests of the parties on the KC-390 JV, the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo states that no member may sell, transfer or encumber any interest in the KC-390 NewCo, except to its own ultimate parent company or to any subsidiary of such parent company. At any time after the 10th anniversary of the execution of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo, Boeing Member Entity may choose to transfer all (and not less than all) of its interest in the KC-390 NewCo to Embraer Member Entity for a total value of USD 1.00 (one dollar). While Boeing Member Entity is a member of the KC-390 NewCo, Boeing Member Entity will not be able to (and shall cause its affiliates not to) (i) participate in the development, production or sale of fixed-wing military cargo aircraft with a maximum load capacity between 24,000 and 81,000 pounds (“Restricted Business”), (ii) hold interest greater than 40% in the share capital of an entity that participates in the Restricted Business, or (iii) invest in an entity with the purpose of participating in the Restricted Business. Boeing Member Entity and its affiliates may participate directly in the Restricted Business only to serve a governmental authority within the United States of America for which the KC-390 does not meet the technical, performance or cost requirement or any other requirement from the country of origin specified by the applicable governmental authority, provided that Boeing Member Entity shall use its best efforts to include the KC-390 JV in the development, production, sale and support of any product related to such business. Each member commits to contribute additional capital to the KC-390 JV when certain milestones set forth in the implementation plan are achieved. Moreover, upon the occurrence of an emergency event (i.e. breach with respect to any indebtedness or material contract of the KC-390 NewCo), the member that declares the occurrence of such an emergency event shall have the right to require all members to lend to the KC- 390 NewCo the amount necessary to remedy such an emergency, subject to a cap. The KC-390 NewCo will distribute excess cash to members (pro rata to their respective shareholdings) as set forth in the distribution policy. The Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo will be governed by the laws of New York; and disputes shall be settled by arbitration administered by the ICDR. 56

ANNEX III - INFORMATION ON COMMERCIAL AVIATION JV ANCILLARY AGREEMENTS AND KC-390 JV OPERATIONAL AGREEMENTS Commercial Aviation JV Ancillary Agreements 1. Master Facilities Use Agreement (“Facilities Use Agreement”) The Commercial Aviation NewCo and Embraer will enter into a Facilities Use Agreement that will govern the access, use, entry, passage and/or occupancy by the Commercial Aviation NewCo or Embraer, as applicable, to certain areas, locations and units that were shared by the commercial aviation business unit with other Embraer business units prior to the transfer of the assets and liabilities to the Commercial Aviation NewCo (the “Shared Facilities”), as well as certain resources available in such Shared Facilities. The agreement governs access to and use of Shared Facilities resources whose ownership will be maintained by Embraer, as well as Shared Facilities whose ownership will be transferred to the Commercial Aviation NewCo as part of the Contribution (as defined in the Master Transaction Agreement). The agreement will identify in detail the specific areas for which access will be authorized and will establish rules for allocating costs incurred in connection with such shared use. Access to the Embraer facility located in the city of Gavião Peixoto (the “GPX Facility”) and to certain flight test resources located therein will be made available by Embraer to the Commercial Aviation NewCo for the sole purpose of conducting of the commercial aviation business and other non-military activities, subject to a minimum capacity agreed upon by the parties and compatible with the current use of the GPX Facility by the commercial aviation business unit. The Facilities Use Agreement shall be valid for 20 years from the date of its execution, subject to the right of each party to early terminate the agreement at any time following the 10th anniversary of its execution whether in relation to all or with respect to one or more Shared Facilities, upon delivery of 24 months prior written notice. The Facilities Use Agreement may also be terminated by Embraer or the Commercial Aviation NewCo, as the case may be, with respect to the rights over all or part of one or more Shared Facilities as to which it is the providing party, at any time, upon 60 days prior written notice to the other party, in each of the following events: (i) failure to reimburse certain costs relating to the use of Shared Facilities by the other party, as provided for in the Facilities Use Agreement, or failure to perform any other material term, in each case, subject to the applicable cure period; (ii) breach by Embraer or Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders Agreement; (iii) change of control of Embraer; (iv) assignment of the other party’s assets for the benefit of its creditors; (v) any composition or arrangement with creditors generally, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event; or (vi) any person files a request for bankruptcy, provided such request is not timely defended or secured by a preventive deposit. 57 ANNEX III - INFORMATION ON COMMERCIAL AVIATION JV ANCILLARY AGREEMENTS AND KC-390 JV OPERATIONAL AGREEMENTS Commercial Aviation JV Ancillary Agreements 1. Master Facilities Use Agreement (“Facilities Use Agreement”) The Commercial Aviation NewCo and Embraer will enter into a Facilities Use Agreement that will govern the access, use, entry, passage and/or occupancy by the Commercial Aviation NewCo or Embraer, as applicable, to certain areas, locations and units that were shared by the commercial aviation business unit with other Embraer business units prior to the transfer of the assets and liabilities to the Commercial Aviation NewCo (the “Shared Facilities”), as well as certain resources available in such Shared Facilities. The agreement governs access to and use of Shared Facilities resources whose ownership will be maintained by Embraer, as well as Shared Facilities whose ownership will be transferred to the Commercial Aviation NewCo as part of the Contribution (as defined in the Master Transaction Agreement). The agreement will identify in detail the specific areas for which access will be authorized and will establish rules for allocating costs incurred in connection with such shared use. Access to the Embraer facility located in the city of Gavião Peixoto (the “GPX Facility”) and to certain flight test resources located therein will be made available by Embraer to the Commercial Aviation NewCo for the sole purpose of conducting of the commercial aviation business and other non-military activities, subject to a minimum capacity agreed upon by the parties and compatible with the current use of the GPX Facility by the commercial aviation business unit. The Facilities Use Agreement shall be valid for 20 years from the date of its execution, subject to the right of each party to early terminate the agreement at any time following the 10th anniversary of its execution whether in relation to all or with respect to one or more Shared Facilities, upon delivery of 24 months prior written notice. The Facilities Use Agreement may also be terminated by Embraer or the Commercial Aviation NewCo, as the case may be, with respect to the rights over all or part of one or more Shared Facilities as to which it is the providing party, at any time, upon 60 days prior written notice to the other party, in each of the following events: (i) failure to reimburse certain costs relating to the use of Shared Facilities by the other party, as provided for in the Facilities Use Agreement, or failure to perform any other material term, in each case, subject to the applicable cure period; (ii) breach by Embraer or Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders Agreement; (iii) change of control of Embraer; (iv) assignment of the other party’s assets for the benefit of its creditors; (v) any composition or arrangement with creditors generally, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event; or (vi) any person files a request for bankruptcy, provided such request is not timely defended or secured by a preventive deposit. 57

Finally, it is noted that (i) the Facilities Use Agreement shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Facilities Use Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Facilities Use Agreement shall be subject to specific performance under the terms of the Brazilian Code of Civil Procedure. 2. General Services Agreement (“Services Agreement”) The Commercial Aviation NewCo and Embraer will enter into a Services Agreement which will govern the provision, from one party to another, of various services, which, prior to the Contribution, were provided in facilities or by personnel shared by the commercial aviation unit with other Embraer’s business units, including flight tests, system and structural testing, flammability and other engineering tests, laboratory, manufacturing of sample parts for test, among others. The services shall be performed with the same level of quality as they were performed prior to the execution of the Services Agreement. The term of the provision of each service will be specific to the needs of each party, and will vary from short-term transitional services to long-term services. The Services Agreement shall remain in force until the expiration of the term applicable to the last service, as may be agreed by the parties. A party, as a receiving party, may terminate the Services Agreement, either in relation to all or in relation to one or more of the services provided to it, upon prior notice, and, if it decides to terminate the Services Agreement, will be required to pay the total amount of any costs incurred by the providing party as a result of such receiving party’s early termination. The Services Agreement may also be terminated in advance, in whole or in part: (A) by Embraer, if any of the following events occur: (i) the Commercial Aviation NewCo fails to pay the invoices related to the provision of services on the due dates, subject to the applicable cure period; (ii) the Commercial Aviation NewCo fails to comply with any other material term, covenant or condition of the Services Agreement, subject to the applicable cure period; (iii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) the Commercial Aviation NewCo assigns its assets for the benefit of its creditors; (v) the Commercial Aviation NewCo requires any composition or agreement with its creditors, winding-up, dissolution, administration, receivership (administrative or otherwise), judicial reorganization, bankruptcy or any similar event, or (vi) any person files a request for bankruptcy against the Commercial Aviation NewCo, provided such request is not timely defended or secured by a preventive deposit. (B) by the Commercial Aviation NewCo, if any of the following events occurs: (i) Embraer fails to pay the invoices related to the provision of the services on the due dates, subject to the applicable cure period; (ii) Embraer fails to comply with any other material term, covenant or condition of the Services Agreement, subject to the 58 Finally, it is noted that (i) the Facilities Use Agreement shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Facilities Use Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Facilities Use Agreement shall be subject to specific performance under the terms of the Brazilian Code of Civil Procedure. 2. General Services Agreement (“Services Agreement”) The Commercial Aviation NewCo and Embraer will enter into a Services Agreement which will govern the provision, from one party to another, of various services, which, prior to the Contribution, were provided in facilities or by personnel shared by the commercial aviation unit with other Embraer’s business units, including flight tests, system and structural testing, flammability and other engineering tests, laboratory, manufacturing of sample parts for test, among others. The services shall be performed with the same level of quality as they were performed prior to the execution of the Services Agreement. The term of the provision of each service will be specific to the needs of each party, and will vary from short-term transitional services to long-term services. The Services Agreement shall remain in force until the expiration of the term applicable to the last service, as may be agreed by the parties. A party, as a receiving party, may terminate the Services Agreement, either in relation to all or in relation to one or more of the services provided to it, upon prior notice, and, if it decides to terminate the Services Agreement, will be required to pay the total amount of any costs incurred by the providing party as a result of such receiving party’s early termination. The Services Agreement may also be terminated in advance, in whole or in part: (A) by Embraer, if any of the following events occur: (i) the Commercial Aviation NewCo fails to pay the invoices related to the provision of services on the due dates, subject to the applicable cure period; (ii) the Commercial Aviation NewCo fails to comply with any other material term, covenant or condition of the Services Agreement, subject to the applicable cure period; (iii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) the Commercial Aviation NewCo assigns its assets for the benefit of its creditors; (v) the Commercial Aviation NewCo requires any composition or agreement with its creditors, winding-up, dissolution, administration, receivership (administrative or otherwise), judicial reorganization, bankruptcy or any similar event, or (vi) any person files a request for bankruptcy against the Commercial Aviation NewCo, provided such request is not timely defended or secured by a preventive deposit. (B) by the Commercial Aviation NewCo, if any of the following events occurs: (i) Embraer fails to pay the invoices related to the provision of the services on the due dates, subject to the applicable cure period; (ii) Embraer fails to comply with any other material term, covenant or condition of the Services Agreement, subject to the 58 applicable cure period; (iii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) change of control of Embraer; (v) Embraer assigns its assets to the benefit of its creditors; (vi) Embraer requires any composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event; or (vii) any person files for the bankruptcy of Embraer, provided that such request is not timely defended or secured by a preventive deposit. The Services Agreement will also govern the sharing of some services provided by third parties and shared by the commercial aviation unit with other Embraer business units, such as IT and filing services. Finally, it is noted that (i) the Services Agreement shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Services Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Services Agreement shall be subject to the specific performance under the terms of the Brazilian Code of Civil Procedure. 3. Engineering Support Agreement (“Engineering Agreement”) The Commercial Aviation NewCo, Embraer and Boeing will enter into an Engineering Agreement which will govern the (i) obligation of the Commercial Aviation NewCo to engage, or cause to be engaged by one or more of its affiliates, certain engineering professionals from Embraer and its subsidiaries (the “Available Engineers”), upon written request made by Embraer (the “NewCo Engagement Notice”); and (ii) the obligation of the Commercial Aviation NewCo to make available certain engineering professionals to be engaged by Embraer or its subsidiaries (the “Desired Engineers”), upon written request made by Embraer. Upon receipt of the NewCo Engagement Notice pursuant to the Engineering Agreement, the Commercial Aviation NewCo shall be required to engage all Available Engineers listed in the NewCo Engagement Notice, provided that such engagement may be made by Commercial Aviation NewCo or by any of its affiliates. The Available Engineers that are engaged will remain subject to certain qualification and performance requirements during the engagement term, which may not exceed one year. Embraer shall invoice the Commercial Aviation NewCo or Boeing, as the case may be, once every month for the retention costs for any Available Engineers during the preceding month, which shall be paid within 90 days after the delivery of each such invoice. The retention cost with respect to an Available Engineer, for any period of calculation, shall be equivalent to the sum of (i) the product of (a) the daily cost of such Available Engineer and (b) the number of business days in such a period with respect to such Available Engineer’s engagement, (ii) any other payment due to the Available Engineer as a result of a collective agreement, employment agreement or law, and (iii) 59 applicable cure period; (iii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) change of control of Embraer; (v) Embraer assigns its assets to the benefit of its creditors; (vi) Embraer requires any composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event; or (vii) any person files for the bankruptcy of Embraer, provided that such request is not timely defended or secured by a preventive deposit. The Services Agreement will also govern the sharing of some services provided by third parties and shared by the commercial aviation unit with other Embraer business units, such as IT and filing services. Finally, it is noted that (i) the Services Agreement shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Services Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Services Agreement shall be subject to the specific performance under the terms of the Brazilian Code of Civil Procedure. 3. Engineering Support Agreement (“Engineering Agreement”) The Commercial Aviation NewCo, Embraer and Boeing will enter into an Engineering Agreement which will govern the (i) obligation of the Commercial Aviation NewCo to engage, or cause to be engaged by one or more of its affiliates, certain engineering professionals from Embraer and its subsidiaries (the “Available Engineers”), upon written request made by Embraer (the “NewCo Engagement Notice”); and (ii) the obligation of the Commercial Aviation NewCo to make available certain engineering professionals to be engaged by Embraer or its subsidiaries (the “Desired Engineers”), upon written request made by Embraer. Upon receipt of the NewCo Engagement Notice pursuant to the Engineering Agreement, the Commercial Aviation NewCo shall be required to engage all Available Engineers listed in the NewCo Engagement Notice, provided that such engagement may be made by Commercial Aviation NewCo or by any of its affiliates. The Available Engineers that are engaged will remain subject to certain qualification and performance requirements during the engagement term, which may not exceed one year. Embraer shall invoice the Commercial Aviation NewCo or Boeing, as the case may be, once every month for the retention costs for any Available Engineers during the preceding month, which shall be paid within 90 days after the delivery of each such invoice. The retention cost with respect to an Available Engineer, for any period of calculation, shall be equivalent to the sum of (i) the product of (a) the daily cost of such Available Engineer and (b) the number of business days in such a period with respect to such Available Engineer’s engagement, (ii) any other payment due to the Available Engineer as a result of a collective agreement, employment agreement or law, and (iii) 59 any expenses incurred by Embraer in connection with the services rendered by the Available Engineer to the Commercial Aviation NewCo or to Boeing. The Commercial Aviation NewCo shall not be required to engage Available Engineers if (i) in any quarter, the sum of the retention costs of all Available Engineers exceed, per quarter, US$ 15 million or, in four consecutive quarters, US$ 40 million, or (ii) at any time, the sum of the retention costs of all Available Engineers exceeds US$ 100 million, as such amount may be adjusted under the terms of the Engineering Agreement. The Commercial Aviation NewCo (i) will not violate its obligation to make Desired Engineers available if it does not have all Desired Engineers available for engagement by Embraer after using commercially reasonable efforts to procure such Desired Engineers among qualified employees of the Commercial Aviation NewCo, Boeing or Boeing’s affiliates; and (ii) shall not be required to engage or make available for engagement any person, to the extent such engagement becomes commercially impracticable as a result of events or circumstances beyond the reasonable control of the Commercial Aviation NewCo or its affiliates. The Commercial Aviation NewCo or Boeing, as applicable, shall invoice Embraer or its respective subsidiary, as the case may be, once every month for the retention costs for any Desired Engineer during the preceding month, which shall be paid within 90 days after the delivery of each such invoice. The retention cost with respect to a Desired Engineer, for any period of calculation, shall be equivalent to sum of (i) the product of (a) the daily cost of each Desired Engineer and (b) the number of business days in such period with respect to such Desired Engineer’s engagement, and (c) a profit margin agreed upon by the parties, (ii) any other payment due to the Desired Engineer as a result of a collective agreement, employment agreement or law, and (iii) any expenses incurred by the Commercial Aviation NewCo or Boeing in connection with the services rendered by the Desired Engineer to Embraer or its subsidiary. In each quarter, the retention cost of Desired Engineers shall not exceed, in the aggregate, US$ 5 million, less any amounts paid or payable to the Commercial Aviation NewCo for the provision of engineering services pursuant to the Supply Chain Agreement (as defined below). The Engineering Agreement will be valid for 5 years from its execution, and can be terminated in advance: (A) by Embraer, if any of the following events occur: (i) the Commercial Aviation NewCo (or Boeing or any of its affiliates, as the case may be) fails to pay the invoices on the due dates, subject to the applicable cure period; (ii) the Commercial Aviation NewCo fails to comply with any other material term, covenant or condition of the Engineering Agreement, subject to the applicable cure period; (iii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) the Commercial Aviation NewCo assigns its assets to the benefit of its creditors; (v) the Commercial Aviation NewCo requires any composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event, or (vi) any 60 any expenses incurred by Embraer in connection with the services rendered by the Available Engineer to the Commercial Aviation NewCo or to Boeing. The Commercial Aviation NewCo shall not be required to engage Available Engineers if (i) in any quarter, the sum of the retention costs of all Available Engineers exceed, per quarter, US$ 15 million or, in four consecutive quarters, US$ 40 million, or (ii) at any time, the sum of the retention costs of all Available Engineers exceeds US$ 100 million, as such amount may be adjusted under the terms of the Engineering Agreement. The Commercial Aviation NewCo (i) will not violate its obligation to make Desired Engineers available if it does not have all Desired Engineers available for engagement by Embraer after using commercially reasonable efforts to procure such Desired Engineers among qualified employees of the Commercial Aviation NewCo, Boeing or Boeing’s affiliates; and (ii) shall not be required to engage or make available for engagement any person, to the extent such engagement becomes commercially impracticable as a result of events or circumstances beyond the reasonable control of the Commercial Aviation NewCo or its affiliates. The Commercial Aviation NewCo or Boeing, as applicable, shall invoice Embraer or its respective subsidiary, as the case may be, once every month for the retention costs for any Desired Engineer during the preceding month, which shall be paid within 90 days after the delivery of each such invoice. The retention cost with respect to a Desired Engineer, for any period of calculation, shall be equivalent to sum of (i) the product of (a) the daily cost of each Desired Engineer and (b) the number of business days in such period with respect to such Desired Engineer’s engagement, and (c) a profit margin agreed upon by the parties, (ii) any other payment due to the Desired Engineer as a result of a collective agreement, employment agreement or law, and (iii) any expenses incurred by the Commercial Aviation NewCo or Boeing in connection with the services rendered by the Desired Engineer to Embraer or its subsidiary. In each quarter, the retention cost of Desired Engineers shall not exceed, in the aggregate, US$ 5 million, less any amounts paid or payable to the Commercial Aviation NewCo for the provision of engineering services pursuant to the Supply Chain Agreement (as defined below). The Engineering Agreement will be valid for 5 years from its execution, and can be terminated in advance: (A) by Embraer, if any of the following events occur: (i) the Commercial Aviation NewCo (or Boeing or any of its affiliates, as the case may be) fails to pay the invoices on the due dates, subject to the applicable cure period; (ii) the Commercial Aviation NewCo fails to comply with any other material term, covenant or condition of the Engineering Agreement, subject to the applicable cure period; (iii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) the Commercial Aviation NewCo assigns its assets to the benefit of its creditors; (v) the Commercial Aviation NewCo requires any composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event, or (vi) any 60 person files for the bankruptcy of the Commercial Aviation NewCo, provided such request is not timely defended or secured by a preventive deposit. (B) by the Commercial Aviation NewCo, if any of the following events occurs: (i) Embraer (or its subsidiary) fails to pay the invoices on the due dates, subject to the applicable cure period; (ii) Embraer fails to comply with any other material term, covenant or condition of the Engineering Agreement, subject to the applicable cure period; (iii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) change of control of Embraer; (v) Embraer assigns its assets to the benefit of its creditors; (vi) Embraer requires any composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event, or (vii) any person files for the bankruptcy of Embraer, provided such request is not timely defended or secured by a preventive deposit. Finally, it is noted that (i) the Engineering Agreement shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Engineering Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Engineering Agreement shall be subject to the specific performance under the terms of the Brazilian Code of Civil Procedure. 4. Research and Development Agreement (“R&D Agreement”) Boeing and Embraer will enter into the R&D Agreement, which provided for the creation of a joint steering committee (“Steering Committee”) comprised of senior management representatives nominated in equal numbers by Boeing and Embraer. The Steering Committee shall be an advisory body responsible for identifying pre-competitive joint research and development opportunities to be considered by the parties (“Projects”), and overseeing and guiding the Projects that the parties agree to jointly implement. Priority areas for Projects to be considered by the Steering Committee include research, technology development and configuration development that enable new capabilities and/or new efficiencies in civil and/or military environments, such as (i) autonomous and unmanned systems, (ii) electric-hybrid propulsion, and (iii) advanced manufacturing. If the parties agree to adopt a particular Project, the parties shall jointly prepare a specific agreement that will govern the terms and conditions of the Project (“Project Agreement”). Except as otherwise specifically agreed by the parties, all Projects shall be performed in Brazil, with consideration being given to other locations outside Brazil as the Steering Committee may determine. In addition, Embraer will be the owner of any intellectual property developed by the parties as the result of a Project, and Embraer will grant to Boeing a license to use such intellectual property. The Parties shall cooperate in the development of each Project by providing employees to perform their respective activities contemplated in the Project Agreement and 61 person files for the bankruptcy of the Commercial Aviation NewCo, provided such request is not timely defended or secured by a preventive deposit. (B) by the Commercial Aviation NewCo, if any of the following events occurs: (i) Embraer (or its subsidiary) fails to pay the invoices on the due dates, subject to the applicable cure period; (ii) Embraer fails to comply with any other material term, covenant or condition of the Engineering Agreement, subject to the applicable cure period; (iii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) change of control of Embraer; (v) Embraer assigns its assets to the benefit of its creditors; (vi) Embraer requires any composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event, or (vii) any person files for the bankruptcy of Embraer, provided such request is not timely defended or secured by a preventive deposit. Finally, it is noted that (i) the Engineering Agreement shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Engineering Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Engineering Agreement shall be subject to the specific performance under the terms of the Brazilian Code of Civil Procedure. 4. Research and Development Agreement (“R&D Agreement”) Boeing and Embraer will enter into the R&D Agreement, which provided for the creation of a joint steering committee (“Steering Committee”) comprised of senior management representatives nominated in equal numbers by Boeing and Embraer. The Steering Committee shall be an advisory body responsible for identifying pre-competitive joint research and development opportunities to be considered by the parties (“Projects”), and overseeing and guiding the Projects that the parties agree to jointly implement. Priority areas for Projects to be considered by the Steering Committee include research, technology development and configuration development that enable new capabilities and/or new efficiencies in civil and/or military environments, such as (i) autonomous and unmanned systems, (ii) electric-hybrid propulsion, and (iii) advanced manufacturing. If the parties agree to adopt a particular Project, the parties shall jointly prepare a specific agreement that will govern the terms and conditions of the Project (“Project Agreement”). Except as otherwise specifically agreed by the parties, all Projects shall be performed in Brazil, with consideration being given to other locations outside Brazil as the Steering Committee may determine. In addition, Embraer will be the owner of any intellectual property developed by the parties as the result of a Project, and Embraer will grant to Boeing a license to use such intellectual property. The Parties shall cooperate in the development of each Project by providing employees to perform their respective activities contemplated in the Project Agreement and 61 appropriate resources to enable the Project to proceed in accordance with the specified goals and milestones. Each party will spend annually between US$ 1 million and US$ 20 million to finance joint research and development activities, with the parties being required to make equal financial commitments for each Project. The R&D Agreement will be valid for 20 years from the date of its execution, provided that at any time after the 10th anniversary of its execution date either party may terminate the agreement by means of written notification sent 24 months in advance. The R&D Agreement may also be terminated: (A) by Embraer if any of the following events occur: (i) Boeing fails to comply with any material term, covenant or condition of the R&D Agreement, subject to the applicable cure period; (ii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iii) Boeing requires, or has declared, its bankruptcy, insolvency or similar event; (iv) the entry of a decree or order for relief in respect of Boeing under applicable bankruptcy, insolvency or other similar law, or a decree or order adjudging Boeing bankrupt or insolvent, or appointing a receiver, liquidator, assignee, custodian or ordering the winding up or liquidation of its affairs; or (v) any person files for the bankruptcy of Boeing, provided that such request is not timely defended or guaranteed by the preventive deposit. (B) by Boeing, if any of the following events occur: (i) Embraer fails to comply with any material term, covenant or condition of the R&D Agreement, subject to the applicable cure period; (ii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iii) change in Embraer’s control; (iv) Embraer assigns its assets to the benefit of its creditors; (v) Embraer requires any general composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event; or (vi) if any person files for the bankruptcy of Embraer, provided that such request is not timely defended or guaranteed by the preventive deposit. Finally, it is noted that (i) the R&D Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, United States of America, (ii) any dispute or controversy arising from the R&D Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the R&D Agreement shall be subject to specific performance. 5. Supply Chain Cooperation Agreement (“Cooperation Agreement”) Boeing, Embraer and the Commercial Aviation NewCo will enter into a Cooperation Agreement that will govern the terms and conditions of mutual cooperation to develop and pursue agreed-upon strategies, including opportunities through Boeing’s supply chain, for reduction of the supply chain costs and maintenance of the ongoing 62 appropriate resources to enable the Project to proceed in accordance with the specified goals and milestones. Each party will spend annually between US$ 1 million and US$ 20 million to finance joint research and development activities, with the parties being required to make equal financial commitments for each Project. The R&D Agreement will be valid for 20 years from the date of its execution, provided that at any time after the 10th anniversary of its execution date either party may terminate the agreement by means of written notification sent 24 months in advance. The R&D Agreement may also be terminated: (A) by Embraer if any of the following events occur: (i) Boeing fails to comply with any material term, covenant or condition of the R&D Agreement, subject to the applicable cure period; (ii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iii) Boeing requires, or has declared, its bankruptcy, insolvency or similar event; (iv) the entry of a decree or order for relief in respect of Boeing under applicable bankruptcy, insolvency or other similar law, or a decree or order adjudging Boeing bankrupt or insolvent, or appointing a receiver, liquidator, assignee, custodian or ordering the winding up or liquidation of its affairs; or (v) any person files for the bankruptcy of Boeing, provided that such request is not timely defended or guaranteed by the preventive deposit. (B) by Boeing, if any of the following events occur: (i) Embraer fails to comply with any material term, covenant or condition of the R&D Agreement, subject to the applicable cure period; (ii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iii) change in Embraer’s control; (iv) Embraer assigns its assets to the benefit of its creditors; (v) Embraer requires any general composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court reorganization, bankruptcy or any similar event; or (vi) if any person files for the bankruptcy of Embraer, provided that such request is not timely defended or guaranteed by the preventive deposit. Finally, it is noted that (i) the R&D Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, United States of America, (ii) any dispute or controversy arising from the R&D Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the R&D Agreement shall be subject to specific performance. 5. Supply Chain Cooperation Agreement (“Cooperation Agreement”) Boeing, Embraer and the Commercial Aviation NewCo will enter into a Cooperation Agreement that will govern the terms and conditions of mutual cooperation to develop and pursue agreed-upon strategies, including opportunities through Boeing’s supply chain, for reduction of the supply chain costs and maintenance of the ongoing 62 competitive viability of Embraer, its wholly-owned subsidiaries, companies in which Embraer holds a supermajority controlling stake (equal to or greater than 75% of the total and voting capital) (the “Supermajority Controlled Affiliates”), Indústria Aeronáutica de Portugal S.A. (“OGMA” ) and the Commercial Aviation NewCo (the “Cooperation”), which shall include, as appropriate, access to the suppliers and expertise of the aforementioned entities. The parties to the Cooperation Agreement will create a working group (the “Working Group”), which will be responsible for reviewing applicable supply chain costs of Boeing’s supply chain and supply chain costs and targets of Embraer, its wholly-owned subsidiaries, the Supermajority Controlled Affiliates, OGMA and the Commercial Aviation NewCo, as well as the targets and strategies to be adopted to achieve the desired cost reductions. The Working Group will be comprised of no more than 4 members, provided that Embraer will have the right to appoint the same number of members to the Working Group as Boeing and the Commercial Aviation NewCo combined. Each party shall appoint to the Working Group at least one employee who has experience and knowledge in such party’s supply and service chain management. The Working Group will report to the parties the details of any actions proposed or recommended with respect to negotiation with the respective supply chains. The parties shall cooperate in good faith to achieve a specified annual cost reduction target with suppliers for each consecutive period of 12 months (each 12-month period, a “Twelve-month Period”). Embraer shall pay Boeing an annual incentive payment of 20% of the amount by which its procurement savings calculated in accordance with the Cooperation Agreement exceed the reduction target for each Twelve-month Period, considering the aggregate procurement savings achieved by Embraer, its wholly-owned subsidiaries, its Supermajority Controlled Affiliates and OGMA for products for which the Working Group has proposed, and the parties have implemented, cost-saving measures, or Boeing has enabled a reduction in costs. The Cooperation Agreement shall be valid for 20 years from the date of its execution, provided that at any time after the 10th anniversary of its execution date either party may terminate the agreement by means of a written notice sent not less than 24 months in advance. The Cooperation Agreement may also be terminated: (A) by Embraer, if any of the following events occur: (i) Boeing fails to comply with any material term, covenant or condition of the Cooperation Agreement, subject to the applicable cure period; (ii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iii) Boeing assigns its assets to the benefit of its creditors; (iv) Boeing requires any general composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court, reorganization, bankruptcy or any 63 competitive viability of Embraer, its wholly-owned subsidiaries, companies in which Embraer holds a supermajority controlling stake (equal to or greater than 75% of the total and voting capital) (the “Supermajority Controlled Affiliates”), Indústria Aeronáutica de Portugal S.A. (“OGMA” ) and the Commercial Aviation NewCo (the “Cooperation”), which shall include, as appropriate, access to the suppliers and expertise of the aforementioned entities. The parties to the Cooperation Agreement will create a working group (the “Working Group”), which will be responsible for reviewing applicable supply chain costs of Boeing’s supply chain and supply chain costs and targets of Embraer, its wholly-owned subsidiaries, the Supermajority Controlled Affiliates, OGMA and the Commercial Aviation NewCo, as well as the targets and strategies to be adopted to achieve the desired cost reductions. The Working Group will be comprised of no more than 4 members, provided that Embraer will have the right to appoint the same number of members to the Working Group as Boeing and the Commercial Aviation NewCo combined. Each party shall appoint to the Working Group at least one employee who has experience and knowledge in such party’s supply and service chain management. The Working Group will report to the parties the details of any actions proposed or recommended with respect to negotiation with the respective supply chains. The parties shall cooperate in good faith to achieve a specified annual cost reduction target with suppliers for each consecutive period of 12 months (each 12-month period, a “Twelve-month Period”). Embraer shall pay Boeing an annual incentive payment of 20% of the amount by which its procurement savings calculated in accordance with the Cooperation Agreement exceed the reduction target for each Twelve-month Period, considering the aggregate procurement savings achieved by Embraer, its wholly-owned subsidiaries, its Supermajority Controlled Affiliates and OGMA for products for which the Working Group has proposed, and the parties have implemented, cost-saving measures, or Boeing has enabled a reduction in costs. The Cooperation Agreement shall be valid for 20 years from the date of its execution, provided that at any time after the 10th anniversary of its execution date either party may terminate the agreement by means of a written notice sent not less than 24 months in advance. The Cooperation Agreement may also be terminated: (A) by Embraer, if any of the following events occur: (i) Boeing fails to comply with any material term, covenant or condition of the Cooperation Agreement, subject to the applicable cure period; (ii) violation by Boeing Brazil of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iii) Boeing assigns its assets to the benefit of its creditors; (iv) Boeing requires any general composition or arrangement with its creditors, winding-up, dissolution, administration, receivership, judicial reorganization, out of court, reorganization, bankruptcy or any 63 similar event; or (v) any person files for the bankruptcy of Boeing provided that such request is not timely defended or guaranteed by the preventive deposit. (B) by Boeing, if any of the following events occur: (i) Embraer fails to pay any amount on the due date, subject to the applicable cure period; (ii) Embraer fails to comply with any material term, covenant or condition of the Cooperation Agreement, subject to the applicable cure period; (iii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) change in Embraer’s control; (v) Embraer assigns its assets to the benefit of its creditors; (vi) Embraer requires any general composition or arrangement with its creditors, winding- up, dissolution, administration, receivership, judicial reorganization, out of court, reorganization, bankruptcy or any similar event; or (vii) if any person files for the bankruptcy of Embraer, provided that such request is not timely defended or guaranteed by the preventive deposit. Finally, it is noted that (i) the Cooperation Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, United States of America, (ii) any dispute or controversy arising from the Cooperation Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Cooperation Agreement shall be subject to specific performance. 6. Supply Chain Agreements (“Supply Agreements”) The Commercial Aviation NewCo, Embraer and certain subsidiaries will enter into two Supply Agreements, which will govern the supply of certain products and services to be provided among the parties, in accordance with the volumes, quantities, specifications and other terms set forth in the Supply Agreements. The Supply Agreement in which Embraer will be a supplier deals with the products and services used in Commercial Aviation NewCo’s business which, after the Contribution (as defined in the Master Transaction Agreement), will be produced or carried out in business units that were not transferred to the Commercial Aviation NewCo. Embraer will be required to provide the products and services to the Commercial Aviation NewCo subject to certain established capacity limits considering the current allocation at Embraer’s facilities. The Commercial Aviation NewCo will be required to acquire from Embraer all its requirements for such products, provided that Embraer remains cost competitive with a global supplier of similar products. Embraer will also have preference to supply future products that use the same technologies currently employed by Embraer, provided that Embraer meets certain performance and competitiveness requirements agreed between the parties. The Supply Agreement in which Embraer will be the acquirer deals with the products and services used in Embraer’s business which, after the Contribution, will be produced or carried out in business units transferred to the Commercial Aviation NewCo. The Commercial Aviation NewCo will be required to provide the products and services to 64 similar event; or (v) any person files for the bankruptcy of Boeing provided that such request is not timely defended or guaranteed by the preventive deposit. (B) by Boeing, if any of the following events occur: (i) Embraer fails to pay any amount on the due date, subject to the applicable cure period; (ii) Embraer fails to comply with any material term, covenant or condition of the Cooperation Agreement, subject to the applicable cure period; (iii) violation by Embraer of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement; (iv) change in Embraer’s control; (v) Embraer assigns its assets to the benefit of its creditors; (vi) Embraer requires any general composition or arrangement with its creditors, winding- up, dissolution, administration, receivership, judicial reorganization, out of court, reorganization, bankruptcy or any similar event; or (vii) if any person files for the bankruptcy of Embraer, provided that such request is not timely defended or guaranteed by the preventive deposit. Finally, it is noted that (i) the Cooperation Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, United States of America, (ii) any dispute or controversy arising from the Cooperation Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Cooperation Agreement shall be subject to specific performance. 6. Supply Chain Agreements (“Supply Agreements”) The Commercial Aviation NewCo, Embraer and certain subsidiaries will enter into two Supply Agreements, which will govern the supply of certain products and services to be provided among the parties, in accordance with the volumes, quantities, specifications and other terms set forth in the Supply Agreements. The Supply Agreement in which Embraer will be a supplier deals with the products and services used in Commercial Aviation NewCo’s business which, after the Contribution (as defined in the Master Transaction Agreement), will be produced or carried out in business units that were not transferred to the Commercial Aviation NewCo. Embraer will be required to provide the products and services to the Commercial Aviation NewCo subject to certain established capacity limits considering the current allocation at Embraer’s facilities. The Commercial Aviation NewCo will be required to acquire from Embraer all its requirements for such products, provided that Embraer remains cost competitive with a global supplier of similar products. Embraer will also have preference to supply future products that use the same technologies currently employed by Embraer, provided that Embraer meets certain performance and competitiveness requirements agreed between the parties. The Supply Agreement in which Embraer will be the acquirer deals with the products and services used in Embraer’s business which, after the Contribution, will be produced or carried out in business units transferred to the Commercial Aviation NewCo. The Commercial Aviation NewCo will be required to provide the products and services to 64

Embraer subject to certain established capacity limits considering the allocation currently existing at Embraer’s facilities. Embraer will also have the right to acquire future products and services, especially products that use certain complex technologies, subject to certain capacity limits agreed between the parties. The Supply Agreements shall be valid for 20 years from the date of its execution, however, at any time after the 10th anniversary of the execution date of the relevant Supply Agreement, either party may terminate such Supplier Agreement upon written notice sent not less than 24 months in advance. The respective Supply Agreement may also be terminated if: (i) the supplying party does not deliver a product in conformity when and as required by the respective Supply Agreement, subject to the applicable cure period; (ii) the other party engages in the sale, purchase or manufacture of airplane parts without the required approval of the FAA or an equivalent non-US based regulatory agency; (iii) the other party revokes approval of the supplier’s quality control system due to any significant or recurring failure to meet certain applicable quality standards; (iv) insolvency of the other party; (v) failure by the supplier to provide adequate performance warranty; (vi) contractual breach in connection with the assignment of the Supply Agreement; (vii) failure to comply with any material aspect of all applicable laws, subject to the applicable cure period; (viii) violation of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement. The change of control of Embraer and the assignment of the agreement to third parties in the context of a corporate reorganization are not events of termination of the agreement by the Commercial Aviation NewCo, but certain provisions of the Supply Agreement will change in a way that will make the agreement less advantageous to Embraer or a successor. The Supply Agreement allows Embraer to transfer its contractual rights and obligations to an entity in which Embraer holds an equity interest equal to or greater than 75% of the total voting capital, with no changes, pursuant to the applicable contractual provisions. Finally, it is noted that (i) the Supply Agreements shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Supply Agreements shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Supply Agreements shall be subject to specific performance under the terms of the Brazilian Code of Civil Procedure. The parties will also enter into ancillary agreements for the (a) provision of parts maintenance and repair services; (b) temporary supply of shared stock parts from one party to another; and (c) platform change support. 7. Intellectual Property License Agreement (“IP Agreement”) Embraer and the Commercial Aviation NewCo will enter into an IP Agreement, which will grant reciprocal licenses of intellectual property rights (i.e., technology, but not 65 Embraer subject to certain established capacity limits considering the allocation currently existing at Embraer’s facilities. Embraer will also have the right to acquire future products and services, especially products that use certain complex technologies, subject to certain capacity limits agreed between the parties. The Supply Agreements shall be valid for 20 years from the date of its execution, however, at any time after the 10th anniversary of the execution date of the relevant Supply Agreement, either party may terminate such Supplier Agreement upon written notice sent not less than 24 months in advance. The respective Supply Agreement may also be terminated if: (i) the supplying party does not deliver a product in conformity when and as required by the respective Supply Agreement, subject to the applicable cure period; (ii) the other party engages in the sale, purchase or manufacture of airplane parts without the required approval of the FAA or an equivalent non-US based regulatory agency; (iii) the other party revokes approval of the supplier’s quality control system due to any significant or recurring failure to meet certain applicable quality standards; (iv) insolvency of the other party; (v) failure by the supplier to provide adequate performance warranty; (vi) contractual breach in connection with the assignment of the Supply Agreement; (vii) failure to comply with any material aspect of all applicable laws, subject to the applicable cure period; (viii) violation of the share transfer restrictions set forth in the Commercial Aviation NewCo’s Shareholders’ Agreement. The change of control of Embraer and the assignment of the agreement to third parties in the context of a corporate reorganization are not events of termination of the agreement by the Commercial Aviation NewCo, but certain provisions of the Supply Agreement will change in a way that will make the agreement less advantageous to Embraer or a successor. The Supply Agreement allows Embraer to transfer its contractual rights and obligations to an entity in which Embraer holds an equity interest equal to or greater than 75% of the total voting capital, with no changes, pursuant to the applicable contractual provisions. Finally, it is noted that (i) the Supply Agreements shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil, (ii) any dispute or controversy arising from the Supply Agreements shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the Supply Agreements shall be subject to specific performance under the terms of the Brazilian Code of Civil Procedure. The parties will also enter into ancillary agreements for the (a) provision of parts maintenance and repair services; (b) temporary supply of shared stock parts from one party to another; and (c) platform change support. 7. Intellectual Property License Agreement (“IP Agreement”) Embraer and the Commercial Aviation NewCo will enter into an IP Agreement, which will grant reciprocal licenses of intellectual property rights (i.e., technology, but not 65 brand name) (“IP”), in order to enable each party to use in its operations certain intellectual property assets of the other party. Embraer will grant the Commercial Aviation NewCo a license to use, market and exercise IP rights in all IP owned by Embraer or its affiliates which, prior to the execution of the IP Agreement, was used in connection with the commercial aviation business (the “Embraer IP”). The license will be exclusive in the commercial aviation field, and non-exclusive in the other fields (except for the restriction that Embraer IP cannot be licensed by Embraer to certain restricted entities for 10 years or to certain prohibited persons for the entirety of the IP Agreement). The license will not encompass the field of defense and security of Embraer, defined as: (a) fixed-wing military transport/cargo aircraft with a maximum take-off weight (“MTOW”) of less than 192,000 lbs, (b) turbo-prop light fixed-wing military attack aircraft with a MTOW of less than 15,000 lbs, and (c) fixed-wing military aircraft and related services to such aircraft for sale to or development for the Brazilian government authorities. The Commercial Aviation NewCo will grant to Embraer a license to use, market and exercise any IP rights in all IP owned by Commercial Aviation NewCo and its subsidiaries as of the execution of the IP Agreement (the “Commercial Aviation NewCo IP”). The license will be exclusive in the field of defense and security of Embraer, non- exclusive in the other fields, and valid only outside the commercial aviation field. Embraer may not sublicense or grant manufacturing rights with respect to Commercial Aviation NewCo IP to certain restricted entities during the first 10 years or to certain prohibited persons for the entirety of the IP Agreement. Each party may sublicense the rights licensed to it, subject to the terms of the IP Agreement described above. The Parties shall have their sub-licensees comply with all of the terms of the sublicense and promptly cause each sub-licensee to cure any violation. The parties may update, modify, refine, translate, reformat, improve or otherwise create rights derived from the licensed IP by the other party, and each party will be the owner of the technology that it develops even if it is based on a licensed IP, and will not be obligated to license such new technology to the other party. . If the Commercial Aviation NewCo or one of its affiliates that is a Brazilian-based company launches a new aircraft that incorporates Embraer IP and is designed for civilian use and is not capable of being configured to contain 50 or more economy class seats, Embraer and Commercial Aviation NewCo (or its affiliate, as the case may be) shall use reasonable commercial efforts to negotiate an agreement in which Embraer will be a preferred business partner of the Commercial Aviation NewCo (or its affiliate, as the case may be) in relation to such aircraft. If the parties cannot agree on a particular project, the Commercial Aviation NewCo (or its affiliate, as the case may be) may launch such aircraft alone or with other partners, without prejudice to future agreements relating to new projects. The parties will have the right (but not the obligation) to maintain the validity of any patents and copyright registrations that are part of their respective IP. Nevertheless, 66 brand name) (“IP”), in order to enable each party to use in its operations certain intellectual property assets of the other party. Embraer will grant the Commercial Aviation NewCo a license to use, market and exercise IP rights in all IP owned by Embraer or its affiliates which, prior to the execution of the IP Agreement, was used in connection with the commercial aviation business (the “Embraer IP”). The license will be exclusive in the commercial aviation field, and non-exclusive in the other fields (except for the restriction that Embraer IP cannot be licensed by Embraer to certain restricted entities for 10 years or to certain prohibited persons for the entirety of the IP Agreement). The license will not encompass the field of defense and security of Embraer, defined as: (a) fixed-wing military transport/cargo aircraft with a maximum take-off weight (“MTOW”) of less than 192,000 lbs, (b) turbo-prop light fixed-wing military attack aircraft with a MTOW of less than 15,000 lbs, and (c) fixed-wing military aircraft and related services to such aircraft for sale to or development for the Brazilian government authorities. The Commercial Aviation NewCo will grant to Embraer a license to use, market and exercise any IP rights in all IP owned by Commercial Aviation NewCo and its subsidiaries as of the execution of the IP Agreement (the “Commercial Aviation NewCo IP”). The license will be exclusive in the field of defense and security of Embraer, non- exclusive in the other fields, and valid only outside the commercial aviation field. Embraer may not sublicense or grant manufacturing rights with respect to Commercial Aviation NewCo IP to certain restricted entities during the first 10 years or to certain prohibited persons for the entirety of the IP Agreement. Each party may sublicense the rights licensed to it, subject to the terms of the IP Agreement described above. The Parties shall have their sub-licensees comply with all of the terms of the sublicense and promptly cause each sub-licensee to cure any violation. The parties may update, modify, refine, translate, reformat, improve or otherwise create rights derived from the licensed IP by the other party, and each party will be the owner of the technology that it develops even if it is based on a licensed IP, and will not be obligated to license such new technology to the other party. . If the Commercial Aviation NewCo or one of its affiliates that is a Brazilian-based company launches a new aircraft that incorporates Embraer IP and is designed for civilian use and is not capable of being configured to contain 50 or more economy class seats, Embraer and Commercial Aviation NewCo (or its affiliate, as the case may be) shall use reasonable commercial efforts to negotiate an agreement in which Embraer will be a preferred business partner of the Commercial Aviation NewCo (or its affiliate, as the case may be) in relation to such aircraft. If the parties cannot agree on a particular project, the Commercial Aviation NewCo (or its affiliate, as the case may be) may launch such aircraft alone or with other partners, without prejudice to future agreements relating to new projects. The parties will have the right (but not the obligation) to maintain the validity of any patents and copyright registrations that are part of their respective IP. Nevertheless, 66 should Embraer be unable or not interested in maintaining the validity of certain patents that are part of Embraer IP, at the Commercial Aviation NewCo’s written request, Embraer must grant power of attorney and take all necessary measures to allow the Commercial Aviation NewCo to do so, or to transfer such patents to the Commercial Aviation NewCo. The parties will have the right (but not the obligation) to defend and enforce their respective licensed IP. Nevertheless, in the case of defense and enforcement involving Embraer IP in the field of commercial aviation, the Commercial Aviation NewCo shall have the exclusive right to take any such actions, and in the case of defense and enforcement involving Embraer IP in and outside the field of commercial aviation, the Parties shall take any such actions jointly, with the right for the Commercial Aviation NewCo to receive all recoveries to the commercial aviation field. The parties shall retain ownership of all rights over any confidential information provided to the other party under the IP Agreement, and the receiving party shall maintain the confidentiality of the confidential information provided by the other party under the IP License Agreement, except for (i) confidential information included in the licensed or sublicensed IP, which may be sublicensed to others in accordance with the license clause; (ii) to certain authorized persons in the ordinary course of business who agree to confidentiality rules at least as protective as the rules of the IP Agreement, and (iii) to a person acquiring or to whom the IP License Agreement is being delegated, in whole or in part, under the terms of the IP Agreement. Each party shall maintain in strict confidentiality any business secrets that are licensed by the other Party or its nominees (even if such trade secrets are included in the licensed IP), protecting such secrets with the same levels of security that uses to protect its most valuable secrets and not inferior to the applicable standard for the preservation of business secrets in the terms of applicable law. Confidential information may be disclosed if disclosure is required under applicable law. The licensed IP is provided “as is”, and, except as expressed in the IP Agreement, the parties make no representation or warranty in respect of the IP Agreement or the licensed IP. The IP Agreement will be valid until all licensed IP is abandoned, found to be invalid or unenforceable, and/or enter the public domain. The parties shall not have the right to terminate the IP Agreement except by mutual written consent. The IP Agreement and the licenses granted thereunder shall, as a rule, be non- transferable without the consent of the other party. Notwithstanding this, the Commercial Aviation NewCo may assign or delegate the licensed IP, the IP Agreement and/or any of its rights and obligations, in whole or in part: (i) to an affiliate or in connection with a statutory merger or an internal corporate reorganization, or (ii) in connection with sales of assets or other transfers of business lines or products. 67 should Embraer be unable or not interested in maintaining the validity of certain patents that are part of Embraer IP, at the Commercial Aviation NewCo’s written request, Embraer must grant power of attorney and take all necessary measures to allow the Commercial Aviation NewCo to do so, or to transfer such patents to the Commercial Aviation NewCo. The parties will have the right (but not the obligation) to defend and enforce their respective licensed IP. Nevertheless, in the case of defense and enforcement involving Embraer IP in the field of commercial aviation, the Commercial Aviation NewCo shall have the exclusive right to take any such actions, and in the case of defense and enforcement involving Embraer IP in and outside the field of commercial aviation, the Parties shall take any such actions jointly, with the right for the Commercial Aviation NewCo to receive all recoveries to the commercial aviation field. The parties shall retain ownership of all rights over any confidential information provided to the other party under the IP Agreement, and the receiving party shall maintain the confidentiality of the confidential information provided by the other party under the IP License Agreement, except for (i) confidential information included in the licensed or sublicensed IP, which may be sublicensed to others in accordance with the license clause; (ii) to certain authorized persons in the ordinary course of business who agree to confidentiality rules at least as protective as the rules of the IP Agreement, and (iii) to a person acquiring or to whom the IP License Agreement is being delegated, in whole or in part, under the terms of the IP Agreement. Each party shall maintain in strict confidentiality any business secrets that are licensed by the other Party or its nominees (even if such trade secrets are included in the licensed IP), protecting such secrets with the same levels of security that uses to protect its most valuable secrets and not inferior to the applicable standard for the preservation of business secrets in the terms of applicable law. Confidential information may be disclosed if disclosure is required under applicable law. The licensed IP is provided “as is”, and, except as expressed in the IP Agreement, the parties make no representation or warranty in respect of the IP Agreement or the licensed IP. The IP Agreement will be valid until all licensed IP is abandoned, found to be invalid or unenforceable, and/or enter the public domain. The parties shall not have the right to terminate the IP Agreement except by mutual written consent. The IP Agreement and the licenses granted thereunder shall, as a rule, be non- transferable without the consent of the other party. Notwithstanding this, the Commercial Aviation NewCo may assign or delegate the licensed IP, the IP Agreement and/or any of its rights and obligations, in whole or in part: (i) to an affiliate or in connection with a statutory merger or an internal corporate reorganization, or (ii) in connection with sales of assets or other transfers of business lines or products. 67

Embraer may assign or delegate the licensed IP, the IP Agreement and/or any of its rights and obligations (provided that the assignee of the Agreement is always the holder of such licensed IP), (i) to an affiliate or in connection with a statutory merger or an internal corporate reorganization, or (ii) in connection with sales of assets or other transfers of business lines or products, provided that Embraer becomes jointly and severally liable with the transferee for the obligations contained in the IP Agreement and that the transferee is not a manufacturer of original aircraft equipment or aircraft platforms in the commercial aviation field or a prohibited person or, for an assignment or delegation during the first 10 years, a restricted entity. Finally, it is noted that (i) the IP Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, United States of America, (ii) any dispute or controversy arising from the IP Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the IP Agreement shall be subject to specific performance. KC-390 JV Operational Agreements 1. Operational Principles of KC-390 NewCo a) Operations (Supply Chain, Production) · The KC-390 JV will leverage the supply chains of both Boeing and Embraer to maximize cost efficiency and speed to market (which includes the provisions contemplated by that certain Supply Chain Cooperation Agreement to be entered into as of the closing of the Transaction). Embraer Member Entity and Boeing Member Entity understand that the benefits expected from these cost efficiency efforts are essential to the sustainability of the KC-390 JV. · Except for activities that the KC-390 JV subcontracts to Embraer Member Entity or Boeing Member Entity or any other third party, the KC-390 JV will be able to conduct its business autonomously. · The employees who perform the final assembly work will be hired locally at the site of final assembly for the KC-390 JV. The KC-390 JV will be responsible for product and manufacturing engineering activities required for the KC-390 final assembly line operations, including support for minor final assembly deviations. · Embraer (i) has the design authority for the KC-390 aircraft, and (ii) has and will maintain a separate final assembly line for the KC-390 aircraft in Gavião Peixoto, Brazil (“GPX”), capable of full production of the KC-390, fuselage segments, semi wings and components. The financial projections for the KC-390 JV assume that 25 units of the entire estimated KC-390 JV sales will be manufactured in GPX and supplied to the KC-390 JV. Notwithstanding the JV KC-390’s capability to perform the final assembly work, Embraer may supply to the KC-390 JV additional KC-390 aircraft completely manufactured in GPX. 68 Embraer may assign or delegate the licensed IP, the IP Agreement and/or any of its rights and obligations (provided that the assignee of the Agreement is always the holder of such licensed IP), (i) to an affiliate or in connection with a statutory merger or an internal corporate reorganization, or (ii) in connection with sales of assets or other transfers of business lines or products, provided that Embraer becomes jointly and severally liable with the transferee for the obligations contained in the IP Agreement and that the transferee is not a manufacturer of original aircraft equipment or aircraft platforms in the commercial aviation field or a prohibited person or, for an assignment or delegation during the first 10 years, a restricted entity. Finally, it is noted that (i) the IP Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, United States of America, (ii) any dispute or controversy arising from the IP Agreement shall be submitted to arbitration before the International Center for Dispute Resolution, and (iii) the obligations assumed or arising from the IP Agreement shall be subject to specific performance. KC-390 JV Operational Agreements 1. Operational Principles of KC-390 NewCo a) Operations (Supply Chain, Production) · The KC-390 JV will leverage the supply chains of both Boeing and Embraer to maximize cost efficiency and speed to market (which includes the provisions contemplated by that certain Supply Chain Cooperation Agreement to be entered into as of the closing of the Transaction). Embraer Member Entity and Boeing Member Entity understand that the benefits expected from these cost efficiency efforts are essential to the sustainability of the KC-390 JV. · Except for activities that the KC-390 JV subcontracts to Embraer Member Entity or Boeing Member Entity or any other third party, the KC-390 JV will be able to conduct its business autonomously. · The employees who perform the final assembly work will be hired locally at the site of final assembly for the KC-390 JV. The KC-390 JV will be responsible for product and manufacturing engineering activities required for the KC-390 final assembly line operations, including support for minor final assembly deviations. · Embraer (i) has the design authority for the KC-390 aircraft, and (ii) has and will maintain a separate final assembly line for the KC-390 aircraft in Gavião Peixoto, Brazil (“GPX”), capable of full production of the KC-390, fuselage segments, semi wings and components. The financial projections for the KC-390 JV assume that 25 units of the entire estimated KC-390 JV sales will be manufactured in GPX and supplied to the KC-390 JV. Notwithstanding the JV KC-390’s capability to perform the final assembly work, Embraer may supply to the KC-390 JV additional KC-390 aircraft completely manufactured in GPX. 68

· Embraer Member Entity and Boeing Member Entity will jointly decide where the KC-390 JV final assembly site will be located (in the United States of America), seeking a no-cost structure maximizing government incentives, or a minimum cost alternative utilizing the existing sites of Embraer Member Entity and Boeing Member Entity, in which case the KC-390 JV will reimburse the relevant member on whose premises the industrial facilities will be located for actual costs incurred, including internal costs associated with occupying such member’s owned facility (which may be structured as a leasing (or subleasing), rental or any other arrangement with the KC-390 JV or with either of the members). b) Replacement Sales and Services Work (After-Sale) · The KC-390 JV will have its own dedicated sales and marketing team. · Embraer Member Entity and Boeing Member Entity will jointly decide where the sales, marketing and aftermarket offices of the KC-390 JV will be located in the United States of America (preferably in Washington, DC) and anywhere else in the world, according to market demand. Seeking a no-cost structure maximizing government incentives, or a minimum cost alternative utilizing the existing sites of the members, in which case the KC-390 JV will reimburse the relevant member in whose premises the sales and marketing offices will be located for actual costs incurred, including internal costs associated with occupying a member’s owned facility (which may be structured as a leasing (or subleasing), rental or any other arrangement with the KC-390 JV or with either of the members). · Embraer Member Entity and Boeing Member Entity will jointly define the appropriate process to guarantee the efficiency and governance of sales work activities at the KC-390 JV, including templates, guidelines, key performance indicators, standard documents and approval levels. · The KC-390 JV intends to fully leverage the existing network of government relations experts with both Embraer and Boeing. Embraer and Boeing’s expertise in this area includes managing the KC-390 JV-to-country relationships across all branches of government, including around the globe. It is anticipated that Embraer will lead government relations efforts in Brazil, while Boeing will serve as the primary interface with the government of the United States of America. Embraer and Boeing will coordinate, on a case-by-case basis, government relations with all other governments, taking into account each member’s local presence and relationships. Embraer and Boeing shall discuss and establish the proper detailed process and policies related to government relations, which shall comply with the compliance policies set forth in the Amended and Restated Limited Liability Company Agreement. 69 · Embraer Member Entity and Boeing Member Entity will jointly decide where the KC-390 JV final assembly site will be located (in the United States of America), seeking a no-cost structure maximizing government incentives, or a minimum cost alternative utilizing the existing sites of Embraer Member Entity and Boeing Member Entity, in which case the KC-390 JV will reimburse the relevant member on whose premises the industrial facilities will be located for actual costs incurred, including internal costs associated with occupying such member’s owned facility (which may be structured as a leasing (or subleasing), rental or any other arrangement with the KC-390 JV or with either of the members). b) Replacement Sales and Services Work (After-Sale) · The KC-390 JV will have its own dedicated sales and marketing team. · Embraer Member Entity and Boeing Member Entity will jointly decide where the sales, marketing and aftermarket offices of the KC-390 JV will be located in the United States of America (preferably in Washington, DC) and anywhere else in the world, according to market demand. Seeking a no-cost structure maximizing government incentives, or a minimum cost alternative utilizing the existing sites of the members, in which case the KC-390 JV will reimburse the relevant member in whose premises the sales and marketing offices will be located for actual costs incurred, including internal costs associated with occupying a member’s owned facility (which may be structured as a leasing (or subleasing), rental or any other arrangement with the KC-390 JV or with either of the members). · Embraer Member Entity and Boeing Member Entity will jointly define the appropriate process to guarantee the efficiency and governance of sales work activities at the KC-390 JV, including templates, guidelines, key performance indicators, standard documents and approval levels. · The KC-390 JV intends to fully leverage the existing network of government relations experts with both Embraer and Boeing. Embraer and Boeing’s expertise in this area includes managing the KC-390 JV-to-country relationships across all branches of government, including around the globe. It is anticipated that Embraer will lead government relations efforts in Brazil, while Boeing will serve as the primary interface with the government of the United States of America. Embraer and Boeing will coordinate, on a case-by-case basis, government relations with all other governments, taking into account each member’s local presence and relationships. Embraer and Boeing shall discuss and establish the proper detailed process and policies related to government relations, which shall comply with the compliance policies set forth in the Amended and Restated Limited Liability Company Agreement. 69

· The KC-390 JV will develop its own branding and marketing for sales work, with the initial change (and any subsequent changes) to the KC-390 brand will be subject to Embraer’s prior written consent. c) Activities to be carried out by Members · The activities subcontracted by the KC-390 JV to the members must follow certain terms and principles in accordance with item 2 below. · None of the activities to be performed by Boeing or its subcontractors (a) will specifically relate to manufacture or development of components for the KC-390 or (b) will involve a transfer of design authority for the KC-390 to Boeing. · KC-390 JV will establish a transfer pricing policy that will be in accordance with law. · Each of the members may decide to further outsource the KC-390 JV’s business subcontracted to such member by the KC-390 JV to third-party subcontractors; provided that, in all cases, such (a) outsourcing subcontracts contain confidentiality provisions no less restrictive than contained in the commercial document framework agreement between the members and the Amended and Restated Limited Liability Company Agreement, and (b) the subcontracting member remains responsible and liable to the KC-390 JV for performance of any outsourced work. · KC-390 JV will pay for any back-office and IT infrastructure services provided by a member as agreed by the parties to the respective agreement. Embraer Member Entity and Boeing Member Entity will jointly agree on which back-office services will be provided by each of the members. · In respect of all goods supplied and services performed by a member or its affiliates (including those supplied or performed by Embraer and the Commercial Aviation JV) for the KC-390 JV within the scope of the KC-390 JV’s execution of the business plan agreed upon by the members (collectively, the “Margin Transactions”), the members agree that the aggregate amount to be paid to the members and their respective affiliates for such Margin Transactions shall be equal to an aggregate amount of $2.7 million per aircraft, with Embraer and its affiliates receiving $2.1 million of such margin and the Commercial Aviation JV and its affiliates receiving $600,000 of such margin (the “Margin Agreement”). For avoidance of doubt, the Margin Transactions shall include, but not be limited to, Product and Manufacturing Engineering and Aftermarket Services and Part Sourcing and Supply Agreements, in each case to the extent within the scope of the KC-390 JV’s execution of the business plan. The KC-390 JV, Embraer and the Commercial Aviation JV will establish annual true-up mechanism to facilitate implementation of the Margin Agreement. In the event of a conflict between the 70 · The KC-390 JV will develop its own branding and marketing for sales work, with the initial change (and any subsequent changes) to the KC-390 brand will be subject to Embraer’s prior written consent. c) Activities to be carried out by Members · The activities subcontracted by the KC-390 JV to the members must follow certain terms and principles in accordance with item 2 below. · None of the activities to be performed by Boeing or its subcontractors (a) will specifically relate to manufacture or development of components for the KC-390 or (b) will involve a transfer of design authority for the KC-390 to Boeing. · KC-390 JV will establish a transfer pricing policy that will be in accordance with law. · Each of the members may decide to further outsource the KC-390 JV’s business subcontracted to such member by the KC-390 JV to third-party subcontractors; provided that, in all cases, such (a) outsourcing subcontracts contain confidentiality provisions no less restrictive than contained in the commercial document framework agreement between the members and the Amended and Restated Limited Liability Company Agreement, and (b) the subcontracting member remains responsible and liable to the KC-390 JV for performance of any outsourced work. · KC-390 JV will pay for any back-office and IT infrastructure services provided by a member as agreed by the parties to the respective agreement. Embraer Member Entity and Boeing Member Entity will jointly agree on which back-office services will be provided by each of the members. · In respect of all goods supplied and services performed by a member or its affiliates (including those supplied or performed by Embraer and the Commercial Aviation JV) for the KC-390 JV within the scope of the KC-390 JV’s execution of the business plan agreed upon by the members (collectively, the “Margin Transactions”), the members agree that the aggregate amount to be paid to the members and their respective affiliates for such Margin Transactions shall be equal to an aggregate amount of $2.7 million per aircraft, with Embraer and its affiliates receiving $2.1 million of such margin and the Commercial Aviation JV and its affiliates receiving $600,000 of such margin (the “Margin Agreement”). For avoidance of doubt, the Margin Transactions shall include, but not be limited to, Product and Manufacturing Engineering and Aftermarket Services and Part Sourcing and Supply Agreements, in each case to the extent within the scope of the KC-390 JV’s execution of the business plan. The KC-390 JV, Embraer and the Commercial Aviation JV will establish annual true-up mechanism to facilitate implementation of the Margin Agreement. In the event of a conflict between the 70

Margin Agreement and the KC-390 JV’s transfer pricing policy, the Margin Agreement shall control. 2. Main Terms Related to the Replacement Services (Post-Sale) and Engineering Services Agreement a) Product Engineering and Manufacturing Product engineering and manufacturing for modifications, corrections, evolutions, new versions and certifications must be provided by Boeing and Embraer as follows: · The following activities will be performed by Boeing or its affiliates: o Product and manufacturing engineering support for the installation and operation of some specific controlled or classified items or any other modification or improvement for which the execution by Boeing engineering would bring benefits to the KC-390 JV; and o Support on the certification and flight tests procedures only when related to the US certification process (for any customer that requests U.S. certificate as reference). · The following activities will be performed by Embraer or its affiliates: o Certification and flight test services including use of the flight test aircraft and testing facilities and equipment; o Technical data and documents written in English as required to satisfy the U.S. civil and military certification process; o Training in support to the final assembly as part of the KC-390 JV implementation phase; o Product and manufacturing engineering services required for the final assembly in-line updates and product modification to support the KC-390 assembly line (including MRB support in case of major deviations); o Delegation process to analyze and approve minor final assembly deviations; o Definition of the criteria for major or minor final assembly deviations; o Support by product development engineering to KC-390’s continued airworthiness engineering support; o Approval analysis (as the basic design authority) of suppliers for external engineering services that affect the continued KC-390 airworthiness; and o All the technical information necessary to enable Boeing to carry out the engineering tasks under its responsibility. · Both Embraer and Boeing must adhere to the following principles: o In connection with each service requested, Boeing or Embraer, as the case may be, shall provide the KC-390 JV with an estimate for the 71 Margin Agreement and the KC-390 JV’s transfer pricing policy, the Margin Agreement shall control. 2. Main Terms Related to the Replacement Services (Post-Sale) and Engineering Services Agreement a) Product Engineering and Manufacturing Product engineering and manufacturing for modifications, corrections, evolutions, new versions and certifications must be provided by Boeing and Embraer as follows: · The following activities will be performed by Boeing or its affiliates: o Product and manufacturing engineering support for the installation and operation of some specific controlled or classified items or any other modification or improvement for which the execution by Boeing engineering would bring benefits to the KC-390 JV; and o Support on the certification and flight tests procedures only when related to the US certification process (for any customer that requests U.S. certificate as reference). · The following activities will be performed by Embraer or its affiliates: o Certification and flight test services including use of the flight test aircraft and testing facilities and equipment; o Technical data and documents written in English as required to satisfy the U.S. civil and military certification process; o Training in support to the final assembly as part of the KC-390 JV implementation phase; o Product and manufacturing engineering services required for the final assembly in-line updates and product modification to support the KC-390 assembly line (including MRB support in case of major deviations); o Delegation process to analyze and approve minor final assembly deviations; o Definition of the criteria for major or minor final assembly deviations; o Support by product development engineering to KC-390’s continued airworthiness engineering support; o Approval analysis (as the basic design authority) of suppliers for external engineering services that affect the continued KC-390 airworthiness; and o All the technical information necessary to enable Boeing to carry out the engineering tasks under its responsibility. · Both Embraer and Boeing must adhere to the following principles: o In connection with each service requested, Boeing or Embraer, as the case may be, shall provide the KC-390 JV with an estimate for the 71 provision of the requested services (including hours, cost and duration); and o All engineering services performed by a member shall be compensated in accordance with the transfer pricing policy adopted by the KC-390 JV and the Margin Agreement; and o The members will define and agree on the process and procedures to guarantee the fleet’s continued airworthiness. b) Aftermarket Services The allocation of aftermarket services support activities for the KC-390 JV’s business among the KC-390 JV’s members will be based on the expertise and facilities of each member. The KC-390 JV will be the prime contractor for sales of aftermarket services and the “face to customer” on customer support. The KC-390 JV will perform sales, contract administration and performance management. The KC-390 JV will also own spare parts inventory. The KC-390 JV will have direct access to the KC-390 supply chain for spare parts and repair services and will subcontract the members for specific services. · The following activities will be performed by Boeing or its affiliates: o Non-OEM (Original Equipment Manufacturer) repair solutions development, where Boeing can access lower costs or logistical benefits in a manner commercially beneficial to the KC-390 JV and Boeing; o Spares distribution and logistics management; o Warehouse management on behalf of the KC-390 JV (stocks and pool); o Co-development with Embraer of training solutions, when applicable; o Support for and installation of product modifications for International Traffic In Arms (“ITAR”) and the Export Administration Regulations (“EAR”) controlled or U.S. classified items/content or items/content to which Embraer, as a non-U.S. company, does not have access, to the extent such activities are within the scope of the KC-390 JV’s business; and o Specific aftermarket solutions using Boeing’s global footprint and experience. · The following activities will be performed by Embraer: o Operation of a 24x7 Contact Center for Technical, Operational and Material Support; o Production and update of technical publications and other technical solutions (Techpubs, CTM, EMS, etc.); o Maintenance, operational training (using the customer training device or Embraer’s training device) and supply of training devices (full flight simulator and others); o Spare parts and repair services procurement and supply administration; 72 provision of the requested services (including hours, cost and duration); and o All engineering services performed by a member shall be compensated in accordance with the transfer pricing policy adopted by the KC-390 JV and the Margin Agreement; and o The members will define and agree on the process and procedures to guarantee the fleet’s continued airworthiness. b) Aftermarket Services The allocation of aftermarket services support activities for the KC-390 JV’s business among the KC-390 JV’s members will be based on the expertise and facilities of each member. The KC-390 JV will be the prime contractor for sales of aftermarket services and the “face to customer” on customer support. The KC-390 JV will perform sales, contract administration and performance management. The KC-390 JV will also own spare parts inventory. The KC-390 JV will have direct access to the KC-390 supply chain for spare parts and repair services and will subcontract the members for specific services. · The following activities will be performed by Boeing or its affiliates: o Non-OEM (Original Equipment Manufacturer) repair solutions development, where Boeing can access lower costs or logistical benefits in a manner commercially beneficial to the KC-390 JV and Boeing; o Spares distribution and logistics management; o Warehouse management on behalf of the KC-390 JV (stocks and pool); o Co-development with Embraer of training solutions, when applicable; o Support for and installation of product modifications for International Traffic In Arms (“ITAR”) and the Export Administration Regulations (“EAR”) controlled or U.S. classified items/content or items/content to which Embraer, as a non-U.S. company, does not have access, to the extent such activities are within the scope of the KC-390 JV’s business; and o Specific aftermarket solutions using Boeing’s global footprint and experience. · The following activities will be performed by Embraer: o Operation of a 24x7 Contact Center for Technical, Operational and Material Support; o Production and update of technical publications and other technical solutions (Techpubs, CTM, EMS, etc.); o Maintenance, operational training (using the customer training device or Embraer’s training device) and supply of training devices (full flight simulator and others); o Spare parts and repair services procurement and supply administration; 72

o Material engineering and maintenance control services (collaborative planning, stock recommendation); o Life cycle support for Embraer proprietary parts; and o Management of OEM supplier agreements and logistics as it relates to the KC-390 JV. · The following activities will be jointly developed by Embraer and Boeing (or their respective affiliates): o Maintenance, repair and overhaul services (following the respective members’ service footprints and the competitiveness of third-party alternatives); o Sales support (marketing intelligence, quotes for services); o Field support (technical representatives), based on customer or mission solutions; o KC-390 lifecycle support for engineering and aftermarket (service & support); and o Implementation and engineering related to aftermarket aircraft modifications (customer requests, obsolescence and others). · Both Embraer and Boeing (and their affiliates) shall adhere to the following principles in the provision of aftermarket services: o Aftermarket services will include all required infrastructure and software to fulfill sustainment needs; o Embraer and Boeing will define the process and work-sharing related to compliance with export control requirements; o Aftermarket services will be provided by the members and compensated by the KC-390 JV in an amount that is mutually agreed to by the members and consistent with the Margin Agreement ; o Aftermarket services will be performed in compliance with applicable government regulatory requirements; and o Performance indicators and targets will be established by the KC-390 JV through service level agreements (“SLA”) with the members in order to assure competitiveness of the aftermarket services. c) Main Terms of License Agreements The KC-390 JV will own the intellectual property developed by itself for conducting the business scope (“KC-390 JV Foreground IP”). Embraer will own intellectual property developed by Embraer in connection with the provision of services to the KC-390 JV (“Embraer Foreground IP”). Boeing will own intellectual property developed by Boeing in connection with the provision of services to the KC-390 JV (“Boeing Foreground IP”). Embraer will grant to KC-390 JV a license to use all Embraer’s intellectual property that (i) is related to the KC-390, or (ii) is used by Embraer to provide services to the KC-390 73 o Material engineering and maintenance control services (collaborative planning, stock recommendation); o Life cycle support for Embraer proprietary parts; and o Management of OEM supplier agreements and logistics as it relates to the KC-390 JV. · The following activities will be jointly developed by Embraer and Boeing (or their respective affiliates): o Maintenance, repair and overhaul services (following the respective members’ service footprints and the competitiveness of third-party alternatives); o Sales support (marketing intelligence, quotes for services); o Field support (technical representatives), based on customer or mission solutions; o KC-390 lifecycle support for engineering and aftermarket (service & support); and o Implementation and engineering related to aftermarket aircraft modifications (customer requests, obsolescence and others). · Both Embraer and Boeing (and their affiliates) shall adhere to the following principles in the provision of aftermarket services: o Aftermarket services will include all required infrastructure and software to fulfill sustainment needs; o Embraer and Boeing will define the process and work-sharing related to compliance with export control requirements; o Aftermarket services will be provided by the members and compensated by the KC-390 JV in an amount that is mutually agreed to by the members and consistent with the Margin Agreement ; o Aftermarket services will be performed in compliance with applicable government regulatory requirements; and o Performance indicators and targets will be established by the KC-390 JV through service level agreements (“SLA”) with the members in order to assure competitiveness of the aftermarket services. c) Main Terms of License Agreements The KC-390 JV will own the intellectual property developed by itself for conducting the business scope (“KC-390 JV Foreground IP”). Embraer will own intellectual property developed by Embraer in connection with the provision of services to the KC-390 JV (“Embraer Foreground IP”). Boeing will own intellectual property developed by Boeing in connection with the provision of services to the KC-390 JV (“Boeing Foreground IP”). Embraer will grant to KC-390 JV a license to use all Embraer’s intellectual property that (i) is related to the KC-390, or (ii) is used by Embraer to provide services to the KC-390 73

JV (“Background IP”). The license may be used within the scope of the KC-390 JV business, or for the purpose of permitting the use of the Embraer Foreground IP or the KC-390 JV Foreground IP. The KC-390 JV will grant to Embraer and Boeing a sublicense of the Embraer Background IP, with the purpose (i) of providing services to the KC-390 JV, and (ii) as necessary to the use of Embraer Foreground IP and Boeing Foreground IP. In addition, the KC-390 JV will grant to Embraer and Boeing, under the same conditions, a license of the KC-390 JV Foreground IP. The KC-390 JV will grant to Embraer a sublicense to use the Embraer IP Background and the KC-390 JV Foreground IP in connection with orders and after-sales services that are excluded from the scope of KC-390 JV’s business, as defined in the Contribution Agreement. Embraer will grant to the KC-390 JV a license to use Embraer Foreground IP in all fields of use within the scope of the business, but Embraer will retain the right to use Embraer Foreground IP to provide services to the KC-390 JV. Boeing will not provide services or carry out activities (i) related specifically to the production or development by Boeing of components for the KC-390 or (ii) design for the KC-390 except if Boeing grants a license to KC-390 JV with respect to the Boeing Foreground IP that would be created in virtue of such activities. In addition, Boeing will grant to the KC-390 JV a license to any intellectual property created by Boeing in connection with the KC-390 program and used in advertising or marketing materials that are exclusive to the KC-390 program. Upon termination of the KC-390 JV, Boeing and Embraer will hold the entire KC-390 JV Foreground IP and Embraer shall grant to Boeing a license to the KC-390 JV Foreground IP, the Embraer Foreground IP and the Embraer Background IP to continue to provide services with respect to the KC-390 program to the extent and subject to contractual arrangements at such time and as necessary to use Boeing Foreground IP. d) Main Terms of Parts Supply With respect to production of the KC-390, the KC-390 JV will perform only the final assembly work. Parts (for production and aftermarket sales), subassemblies and equipment will come from the existing industrial structure (i.e., Embraer, Commercial Aviation NewCo and Boeing) or directly from relevant third-party suppliers. Final aircraft painting is not included within the scope of work of the KC-390 JV and will be contracted from a third-party service provider. · The following activities will be performed by Embraer or its affiliates: o Supply of the following main parts and subcomponents for final assembly work and aftermarket services (to be provided from the following facilities): 74 JV (“Background IP”). The license may be used within the scope of the KC-390 JV business, or for the purpose of permitting the use of the Embraer Foreground IP or the KC-390 JV Foreground IP. The KC-390 JV will grant to Embraer and Boeing a sublicense of the Embraer Background IP, with the purpose (i) of providing services to the KC-390 JV, and (ii) as necessary to the use of Embraer Foreground IP and Boeing Foreground IP. In addition, the KC-390 JV will grant to Embraer and Boeing, under the same conditions, a license of the KC-390 JV Foreground IP. The KC-390 JV will grant to Embraer a sublicense to use the Embraer IP Background and the KC-390 JV Foreground IP in connection with orders and after-sales services that are excluded from the scope of KC-390 JV’s business, as defined in the Contribution Agreement. Embraer will grant to the KC-390 JV a license to use Embraer Foreground IP in all fields of use within the scope of the business, but Embraer will retain the right to use Embraer Foreground IP to provide services to the KC-390 JV. Boeing will not provide services or carry out activities (i) related specifically to the production or development by Boeing of components for the KC-390 or (ii) design for the KC-390 except if Boeing grants a license to KC-390 JV with respect to the Boeing Foreground IP that would be created in virtue of such activities. In addition, Boeing will grant to the KC-390 JV a license to any intellectual property created by Boeing in connection with the KC-390 program and used in advertising or marketing materials that are exclusive to the KC-390 program. Upon termination of the KC-390 JV, Boeing and Embraer will hold the entire KC-390 JV Foreground IP and Embraer shall grant to Boeing a license to the KC-390 JV Foreground IP, the Embraer Foreground IP and the Embraer Background IP to continue to provide services with respect to the KC-390 program to the extent and subject to contractual arrangements at such time and as necessary to use Boeing Foreground IP. d) Main Terms of Parts Supply With respect to production of the KC-390, the KC-390 JV will perform only the final assembly work. Parts (for production and aftermarket sales), subassemblies and equipment will come from the existing industrial structure (i.e., Embraer, Commercial Aviation NewCo and Boeing) or directly from relevant third-party suppliers. Final aircraft painting is not included within the scope of work of the KC-390 JV and will be contracted from a third-party service provider. · The following activities will be performed by Embraer or its affiliates: o Supply of the following main parts and subcomponents for final assembly work and aftermarket services (to be provided from the following facilities): 74

(i) Gavião Peixoto (GPX): set of semi-wings and three main fuselage segments equipped; (ii) Eugênio de Melo (EGM): engine pylons and tubes; and (iii) Portugal (OGMA): sponsons, elevators and main landing gear doors; o Procurement and supplier management services for parts/tooling/ground support equipment, spare parts and repairs, including supplier quality management and contract administration, on behalf of KC-390 JV, supporting all aircraft production and aftermarket needs; and o Coordinating fulfillment of PNMEN (Brazilian’s National Procedures for International Negotiation & Sales of Military Products & Materials) approval from the Brazilian government, if required for the supply of parts. · The following activities will be performed by the Commercial Aviation NewCo: o Development and supply of the following major parts and subcomponents in support of final assembly work and aftermarket services to be provided from the following facilities: (i) Faria Lima - São José dos Campos (SJK): vertical stabilizer leading edge, tail boom and wing tips; (ii) Embraer Divisão Equipamentos (EDE) (ex-ELEB): nose landing gear, main, landing gears, hydraulic reservoir, actuators and valves; and (iii) Évora Portugal (EVO): horizontal and vertical stabilizers; o Development and supply of all items required for the KC-390. · The Supply Agreements by and between the KC-390 JV and each of Embraer Member Entity (or Embraer or another affiliate of Embraer Member Entity) and the Commercial Aviation JV will reflect the following terms and principles: o Pricing of parts and services will be made in accordance with the transfer pricing policy adopted by the KC-390 JV and the Margin Agreement; o Cost management, cost reduction efforts and other cost efficiency efforts will be governed by the Cooperation Agreement (as defined above); o Supply chain services will be performed in compliance with the applicable government regulatory requirements, e.g., CAS / TINA / DCMA requirements; o Performance indicators and targets will be established through specific agreements to meet the KC-390 JV’s production needs; o Responsibility for transportation of parts, spare parts and other products will be agreed by the parties in a manner to achieve the most competitive solution; and o Each party will coordinate the relationship with the suppliers for direct supply. In the event Boeing or its affiliates can supply parts, tooling, ground support equipment, spare parts or repair procurement and supplier management services, whether for ITAR and EAR controlled or U.S. classified items/content to which Embraer, due to its status as a non-U.S. company, does not have access (or, if cost-effective, commercially 75 (i) Gavião Peixoto (GPX): set of semi-wings and three main fuselage segments equipped; (ii) Eugênio de Melo (EGM): engine pylons and tubes; and (iii) Portugal (OGMA): sponsons, elevators and main landing gear doors; o Procurement and supplier management services for parts/tooling/ground support equipment, spare parts and repairs, including supplier quality management and contract administration, on behalf of KC-390 JV, supporting all aircraft production and aftermarket needs; and o Coordinating fulfillment of PNMEN (Brazilian’s National Procedures for International Negotiation & Sales of Military Products & Materials) approval from the Brazilian government, if required for the supply of parts. · The following activities will be performed by the Commercial Aviation NewCo: o Development and supply of the following major parts and subcomponents in support of final assembly work and aftermarket services to be provided from the following facilities: (i) Faria Lima - São José dos Campos (SJK): vertical stabilizer leading edge, tail boom and wing tips; (ii) Embraer Divisão Equipamentos (EDE) (ex-ELEB): nose landing gear, main, landing gears, hydraulic reservoir, actuators and valves; and (iii) Évora Portugal (EVO): horizontal and vertical stabilizers; o Development and supply of all items required for the KC-390. · The Supply Agreements by and between the KC-390 JV and each of Embraer Member Entity (or Embraer or another affiliate of Embraer Member Entity) and the Commercial Aviation JV will reflect the following terms and principles: o Pricing of parts and services will be made in accordance with the transfer pricing policy adopted by the KC-390 JV and the Margin Agreement; o Cost management, cost reduction efforts and other cost efficiency efforts will be governed by the Cooperation Agreement (as defined above); o Supply chain services will be performed in compliance with the applicable government regulatory requirements, e.g., CAS / TINA / DCMA requirements; o Performance indicators and targets will be established through specific agreements to meet the KC-390 JV’s production needs; o Responsibility for transportation of parts, spare parts and other products will be agreed by the parties in a manner to achieve the most competitive solution; and o Each party will coordinate the relationship with the suppliers for direct supply. In the event Boeing or its affiliates can supply parts, tooling, ground support equipment, spare parts or repair procurement and supplier management services, whether for ITAR and EAR controlled or U.S. classified items/content to which Embraer, due to its status as a non-U.S. company, does not have access (or, if cost-effective, commercially 75 beneficial for the KC-390 JV and Boeing and if permitted by the existing Supply Agreements, other items), then Boeing and KC-390 JV will enter into a supply agreement with substantially the same terms as the Supply Agreement (as defined above) between Embraer and Commercial Aviation NewCo. The provision of parts in accordance with the supply agreements shall be compensated as agreed between or among the members, in accordance with the transfer pricing policy agreed upon by the parties. 76 beneficial for the KC-390 JV and Boeing and if permitted by the existing Supply Agreements, other items), then Boeing and KC-390 JV will enter into a supply agreement with substantially the same terms as the Supply Agreement (as defined above) between Embraer and Commercial Aviation NewCo. The provision of parts in accordance with the supply agreements shall be compensated as agreed between or among the members, in accordance with the transfer pricing policy agreed upon by the parties. 76

ANNEX IV – MASTER TRANSACTION AGREEMENT 77 ANNEX IV – MASTER TRANSACTION AGREEMENT 77

EXECUTION VERSION MASTER TRANSACTION AGREEMENT AMONG BOEING BRASIL SERVIÇOS TÉCNICOS AERONÁUTICOS LTDA., THE BOEING COMPANY, EMBRAER S.A., AND YABORÃ INDÚSTRIA AERONÁUTICA S.A. DATED AS OF JANUARY 24, 2019 EXECUTION VERSION MASTER TRANSACTION AGREEMENT AMONG BOEING BRASIL SERVIÇOS TÉCNICOS AERONÁUTICOS LTDA., THE BOEING COMPANY, EMBRAER S.A., AND YABORÃ INDÚSTRIA AERONÁUTICA S.A. DATED AS OF JANUARY 24, 2019

TABLE OF CONTENTS Page Article I DEFINITIONS .................................................................................................................. 3 Article II CONTRIBUTION, PURCHASE AND SALE OF SHARES AND CAPITAL RAISE25 2.01 Contribution of Certain Assets and Assumption of Certain Liabilities ................ 25 2.02 Contributed and Excluded Assets ......................................................................... 25 2.03 Assumed and Excluded Liabilities........................................................................ 30 2.04 Purchase and Sale of Shares and Capital Raise .................................................... 33 2.05 Intended U.S. Tax Treatment ................................................................................. 35 2.06 Closing .................................................................................................................. 35 2.07 Purchase Price Calculation and Preliminary Adjustments ................................... 35 2.08 Post-Closing Adjustment ...................................................................................... 36 2.09 Withholding ........................................................................................................... 40 2.10 Post-Closing Tax Adjustment ............................................................................... 40 Article III REPRESENTATIONS AND WARRANTIES OF EDWARDS ................................ 41 3.01 Existence of Edwards and the Company .............................................................. 42 3.02 Due Authorization .................................................................................................. 43 3.03 Governmental Authorizations for the Agreement................................................. 43 3.04 Capitalization of the Company Group; Company Joint Venture .......................... 44 3.05 Absence of Conflicts ............................................................................................. 45 3.06 Financial Statements .............................................................................................. 46 3.07 Sufficiency of Assets; Title ................................................................................... 47 3.08 Compliance with Laws .......................................................................................... 47 3.09 Governmental Authorizations ............................................................................... 48 3.10 Product Warranty and Liability ............................................................................. 49 3.11 Real Property ........................................................................................................ 49 3.12 Taxes ...................................................................................................................... 50 3.13 Litigation ............................................................................................................... 53 3.14 Brokers .................................................................................................................. 53 3.15 Contracts ................................................................................................................ 54 3.16 Environmental Matters.......................................................................................... 57 3.17 Employee Benefit Plans ........................................................................................ 58 3.18 Employee and Labor Matters ................................................................................ 59 3.19 Intellectual Property ............................................................................................... 60 3.20 No Edwards CAB Material Adverse Effect .......................................................... 61 3.21 Absence of Undisclosed Liabilities ....................................................................... 61 3.22 Customers ............................................................................................................. 62 3.23 Anti-Bribery ........................................................................................................... 62 3.24 Export; Sanctions .................................................................................................. 63 3.25 Insurance ................................................................................................................ 64 3.26 Inventory ............................................................................................................... 64 3.27 Accounts Receivable ............................................................................................. 65 3.28 Access to Information; Disclaimer ....................................................................... 65 i TABLE OF CONTENTS Page Article I DEFINITIONS ................................................................................................................. 3 Article II CONTRIBUTION, PURCHASE AND SALE OF SHARES AND CAPITAL RAISE25 2.01 Contribution of Certain Assets and Assumption of Certain Liabilities ................ 25 2.02 Contributed and Excluded Assets ......................................................................... 25 2.03 Assumed and Excluded Liabilities........................................................................ 30 2.04 Purchase and Sale of Shares and Capital Raise .................................................... 33 2.05 Intended U.S. Tax Treatment ................................................................................. 35 2.06 Closing .................................................................................................................. 35 2.07 Purchase Price Calculation and Preliminary Adjustments ................................... 35 2.08 Post-Closing Adjustment ...................................................................................... 36 2.09 Withholding ........................................................................................................... 40 2.10 Post-Closing Tax Adjustment ............................................................................... 40 Article III REPRESENTATIONS AND WARRANTIES OF EDWARDS ................................ 41 3.01 Existence of Edwards and the Company .............................................................. 42 3.02 Due Authorization .................................................................................................. 43 3.03 Governmental Authorizations for the Agreement................................................. 43 3.04 Capitalization of the Company Group; Company Joint Venture .......................... 44 3.05 Absence of Conflicts ............................................................................................. 45 3.06 Financial Statements .............................................................................................. 46 3.07 Sufficiency of Assets; Title ................................................................................... 47 3.08 Compliance with Laws .......................................................................................... 47 3.09 Governmental Authorizations ............................................................................... 48 3.10 Product Warranty and Liability ............................................................................. 49 3.11 Real Property ........................................................................................................ 49 3.12 Taxes ...................................................................................................................... 50 3.13 Litigation ............................................................................................................... 53 3.14 Brokers .................................................................................................................. 53 3.15 Contracts ................................................................................................................ 54 3.16 Environmental Matters.......................................................................................... 57 3.17 Employee Benefit Plans ........................................................................................ 58 3.18 Employee and Labor Matters ................................................................................ 59 3.19 Intellectual Property ............................................................................................... 60 3.20 No Edwards CAB Material Adverse Effect .......................................................... 61 3.21 Absence of Undisclosed Liabilities ....................................................................... 61 3.22 Customers ............................................................................................................. 62 3.23 Anti-Bribery ........................................................................................................... 62 3.24 Export; Sanctions .................................................................................................. 63 3.25 Insurance ................................................................................................................ 64 3.26 Inventory ............................................................................................................... 64 3.27 Accounts Receivable ............................................................................................. 65 3.28 Access to Information; Disclaimer ....................................................................... 65 i

3.29 No Further Representations or Warranties ............................................................ 65 3.30 Knowledge Persons ............................................................................................... 66 Article IV REPRESENTATIONS AND WARRANTIES OF BULLS BRAZIL ......................... 66 4.01 Existence of Bulls Brazil and Bulls Parent ........................................................... 66 4.02 Due Authorization .................................................................................................. 66 4.03 Governmental Authorizations ............................................................................... 67 4.04 Absence of Conflicts .............................................................................................. 67 4.05 Financing............................................................................................................... 67 4.06 Brokers ................................................................................................................... 67 4.07 Litigation ............................................................................................................... 68 4.08 Solvency ................................................................................................................ 68 4.09 Investment Representation .................................................................................... 68 4.10 Anti-Bribery .......................................................................................................... 68 4.11 Access to Information; Disclaimer ....................................................................... 69 4.12 No Further Representations or Warranties ........................................................... 69 Article V COVENANTS .............................................................................................................. 70 5.01 Conduct of Business ............................................................................................. 70 5.02 Negative Covenants Relating to Conduct of the Commercial Aviation Business ................................................................................................................. 70 5.03 Further Assurances................................................................................................ 74 5.04 Access to Information ........................................................................................... 74 5.05 Regulatory Approvals; Efforts .............................................................................. 76 5.06 Third Party Consents............................................................................................. 78 5.07 Board Recommendations; Adverse Recommendation Change ............................ 79 5.08 Shareholder Meeting .............................................................................................. 80 5.09 No Shop ................................................................................................................ 81 5.10 Notifications ........................................................................................................... 82 5.11 Financing Cooperation .......................................................................................... 83 5.12 Termination of Related Party Contracts ............................................................... 84 5.13 [INTENTIONALLY OMITTED]. ........................................................................ 84 5.14 Contribution; Shared Contracts............................................................................. 84 5.15 Ancillary Agreements; Related Actions ............................................................... 86 5.16 Resignation of Directors ........................................................................................ 86 5.17 Confidentiality ...................................................................................................... 86 5.18 Books and Records ................................................................................................ 88 5.19 Insurance ............................................................................................................... 88 5.20 No Solicitation ....................................................................................................... 89 5.21 Assumption of Deferred Prosecution Agreement ................................................. 90 5.22 Excluded Marks ..................................................................................................... 90 5.23 MRO Contracts ..................................................................................................... 91 5.24 Company’s Rights Concerning the Contributed Assets........................................ 91 5.25 IT Monitoring........................................................................................................ 91 5.26 OGMA ................................................................................................................... 92 5.27 CA Business.. ........................................................................................................ 92 ii 3.29 No Further Representations or Warranties ........................................................... 65 3.30 Knowledge Persons ............................................................................................... 66 Article IV REPRESENTATIONS AND WARRANTIES OF BULLS BRAZIL ........................ 66 4.01 Existence of Bulls Brazil and Bulls Parent ........................................................... 66 4.02 Due Authorization .................................................................................................. 66 4.03 Governmental Authorizations ............................................................................... 67 4.04 Absence of Conflicts .............................................................................................. 67 4.05 Financing............................................................................................................... 67 4.06 Brokers ................................................................................................................... 67 4.07 Litigation ............................................................................................................... 68 4.08 Solvency ................................................................................................................ 68 4.09 Investment Representation .................................................................................... 68 4.10 Anti-Bribery .......................................................................................................... 68 4.11 Access to Information; Disclaimer ....................................................................... 69 4.12 No Further Representations or Warranties ........................................................... 69 Article V COVENANTS .............................................................................................................. 70 5.01 Conduct of Business ............................................................................................. 70 5.02 Negative Covenants Relating to Conduct of the Commercial Aviation Business ................................................................................................................. 70 5.03 Further Assurances................................................................................................ 74 5.04 Access to Information ........................................................................................... 74 5.05 Regulatory Approvals; Efforts .............................................................................. 76 5.06 Third Party Consents............................................................................................. 78 5.07 Board Recommendations; Adverse Recommendation Change ............................ 79 5.08 Shareholder Meeting .............................................................................................. 80 5.09 No Shop ................................................................................................................ 81 5.10 Notifications ........................................................................................................... 82 5.11 Financing Cooperation .......................................................................................... 83 5.12 Termination of Related Party Contracts ............................................................... 84 5.13 [INTENTIONALLY OMITTED]. ........................................................................ 84 5.14 Contribution; Shared Contracts............................................................................. 84 5.15 Ancillary Agreements; Related Actions ............................................................... 86 5.16 Resignation of Directors ........................................................................................ 86 5.17 Confidentiality ...................................................................................................... 86 5.18 Books and Records ................................................................................................ 88 5.19 Insurance ............................................................................................................... 88 5.20 No Solicitation ....................................................................................................... 89 5.21 Assumption of Deferred Prosecution Agreement ................................................. 90 5.22 Excluded Marks ..................................................................................................... 90 5.23 MRO Contracts ..................................................................................................... 91 5.24 Company’s Rights Concerning the Contributed Assets........................................ 91 5.25 IT Monitoring........................................................................................................ 91 5.26 OGMA ................................................................................................................... 92 5.27 CA Business.. ........................................................................................................ 92 ii

Article VI TAX MATTERS .......................................................................................................... 92 6.01 Liability for Taxes................................................................................................. 92 6.02 Preparation of Tax Returns and Payment of Taxes .............................................. 93 6.03 Cooperation ........................................................................................................... 93 6.04 Tax Contests.......................................................................................................... 94 6.05 Transfer Taxes ...................................................................................................... 95 6.06 Section 338(g) Election Matters ........................................................................... 95 Article VII EMPLOYEES AND BENEFIT PLANS ................................................................... 95 7.01 Transfer of Employment ........................................................................................ 95 7.02 Pre-Closing HRIMS, Payroll and Benefits; Pension Plan .................................... 96 7.03 Post-Closing Benefits............................................................................................ 97 7.04 Employees and Retention ..................................................................................... 98 7.05 General Employment Provisions .......................................................................... 98 Article VIII CONDITIONS PRECEDENT TO CLOSING ......................................................... 99 8.01 Conditions to Each Party’s Obligation to Close ................................................... 99 8.02 Conditions to Bulls Brazil’s Obligation to Close ............................................... 100 8.03 Conditions to Edwards’ Obligation to Close ....................................................... 102 Article IX CLOSING DELIVERIES .......................................................................................... 102 9.01 Deliveries by Edwards to Bulls Brazil ................................................................. 102 9.02 Deliveries by Bulls Brazil to Edwards ................................................................ 103 9.03 Deliveries by the Company to Bulls Brazil ......................................................... 103 9.04 Deliveries by Bulls Brazil to the Company ........................................................ 104 Article X TERMINATION .......................................................................................................... 104 10.01 Termination ......................................................................................................... 104 10.02 Effect of Termination .......................................................................................... 106 10.03 Termination Fees. ............................................................................................... 106 Article XI INDEMNIFICATION ............................................................................................... 108 11.01 Survival ............................................................................................................... 108 11.02 Indemnification by Edwards ............................................................................... 109 11.03 Indemnification by Bulls Brazil .......................................................................... 109 11.04 Limitations on Indemnification ........................................................................... 110 11.05 Direct Claims ...................................................................................................... 112 11.06 Third Party Claims .............................................................................................. 113 11.07 Tax Treatment of Payment under Article XI ...................................................... 114 11.08 Exclusive Remedy ............................................................................................... 114 11.09 Payments ............................................................................................................. 114 Article XII MISCELLANEOUS................................................................................................. 115 12.01 Notices ................................................................................................................ 115 12.02 Assignment; Successors and Assigns ................................................................. 117 12.03 Amendments; Waiver ......................................................................................... 117 12.04 Severability .......................................................................................................... 118 iii Article VI TAX MATTERS ......................................................................................................... 92 6.01 Liability for Taxes................................................................................................. 92 6.02 Preparation of Tax Returns and Payment of Taxes .............................................. 93 6.03 Cooperation ............................................................................................................ 93 6.04 Tax Contests.......................................................................................................... 94 6.05 Transfer Taxes ...................................................................................................... 95 6.06 Section 338(g) Election Matters ........................................................................... 95 Article VII EMPLOYEES AND BENEFIT PLANS ................................................................... 95 7.01 Transfer of Employment ....................................................................................... 95 7.02 Pre-Closing HRIMS, Payroll and Benefits; Pension Plan .................................... 96 7.03 Post-Closing Benefits............................................................................................ 97 7.04 Employees and Retention ...................................................................................... 98 7.05 General Employment Provisions .......................................................................... 98 Article VIII CONDITIONS PRECEDENT TO CLOSING .......................................................... 99 8.01 Conditions to Each Party’s Obligation to Close ................................................... 99 8.02 Conditions to Bulls Brazil’s Obligation to Close ................................................ 100 8.03 Conditions to Edwards’ Obligation to Close ...................................................... 102 Article IX CLOSING DELIVERIES ........................................................................................... 102 9.01 Deliveries by Edwards to Bulls Brazil ................................................................ 102 9.02 Deliveries by Bulls Brazil to Edwards ................................................................. 103 9.03 Deliveries by the Company to Bulls Brazil ........................................................ 103 9.04 Deliveries by Bulls Brazil to the Company ......................................................... 104 Article X TERMINATION ......................................................................................................... 104 10.01 Termination .......................................................................................................... 104 10.02 Effect of Termination .......................................................................................... 106 10.03 Termination Fees. ............................................................................................... 106 Article XI INDEMNIFICATION ............................................................................................... 108 11.01 Survival ............................................................................................................... 108 11.02 Indemnification by Edwards ............................................................................... 109 11.03 Indemnification by Bulls Brazil .......................................................................... 109 11.04 Limitations on Indemnification ........................................................................... 110 11.05 Direct Claims ...................................................................................................... 112 11.06 Third Party Claims .............................................................................................. 113 11.07 Tax Treatment of Payment under Article XI ...................................................... 114 11.08 Exclusive Remedy .............................................................................................. 114 11.09 Payments .............................................................................................................. 114 Article XII MISCELLANEOUS................................................................................................. 115 12.01 Notices ................................................................................................................ 115 12.02 Assignment; Successors and Assigns ................................................................. 117 12.03 Amendments; Waiver ......................................................................................... 117 12.04 Severability ......................................................................................................... 118 iii

12.05 Counterparts ......................................................................................................... 118 12.06 Entire Agreement ................................................................................................ 118 12.07 Governing Law ................................................................................................... 118 12.08 Arbitration ........................................................................................................... 118 12.09 Interpretation ....................................................................................................... 120 12.10 No Third Party Beneficiaries .............................................................................. 121 12.11 Expenses ............................................................................................................. 121 12.12 Publicity .............................................................................................................. 121 12.13 Specific Performance .......................................................................................... 121 12.14 No Partnership .................................................................................................... 122 12.15 Bulls Parent’s Guarantee..................................................................................... 122 12.16 Provisions Respecting Legal Representation ...................................................... 122 iv 12.05 Counterparts ........................................................................................................ 118 12.06 Entire Agreement ................................................................................................ 118 12.07 Governing Law ................................................................................................... 118 12.08 Arbitration ........................................................................................................... 118 12.09 Interpretation ....................................................................................................... 120 12.10 No Third Party Beneficiaries .............................................................................. 121 12.11 Expenses ............................................................................................................. 121 12.12 Publicity ............................................................................................................... 121 12.13 Specific Performance .......................................................................................... 121 12.14 No Partnership .................................................................................................... 122 12.15 Bulls Parent’s Guarantee..................................................................................... 122 12.16 Provisions Respecting Legal Representation ...................................................... 122 iv

EXHIBITS Exhibit A Agreed Accounting Principles Exhibit B Company’s Bylaws Exhibit C Contribution Steps Plan Exhibit D Form of Shareholders’ Agreement Exhibit E Form of General Services Agreement Exhibit F Form of Engineering Services Agreement Exhibit G Form of Intellectual Property License Agreement Exhibit H Form of Research and Development Agreement Exhibit I Form of Facilities Use Agreement Exhibit J1 Form of Company Preferred Supply Agreement Exhibit J2 Form of Edwards Preferred Supply Agreement Exhibit K Form of Supply Chain Cooperation Agreement Exhibit L Total Tax Cost Calculation Exhibit M Form of Retention Agreement Exhibit N1 Form of Company Maintenance Services Agreement Exhibit N2 Form of Edwards Maintenance Services Agreement Exhibit O1 Form of Company Material Support Agreement Exhibit O2 Form of Edwards Material Support Agreement Exhibit P Form of Sublease SCHEDULES Edwards Disclosure Schedules Bulls Brazil Disclosure Schedules Schedule 1.01(b) Company Joint Venture Schedule 1.01(c) Encumbrances Schedule 1.01(d) Excluded Marks Schedule 1.01(e) Key Employees Schedule 1.01(f) Knowledge Schedule 1.01(g) Minimum Required Spending Schedule 2.02(a)(i) Contributed Facilities Schedule 2.02(a)(ii) Contributed Tangible Personal Property Schedule 2.02(a)(iv) Certain Contributed Contracts Schedule 2.02(a)(xiii) Company Subsidiaries Schedule 2.02(b)(i) Retained Edwards Facilities Schedule 2.02(b)(ii) Excluded IT Assets Schedule 2.02(b)(iv) Excluded Contracts Schedule 2.02(b)(vi) Excluded Governmental Authorizations Schedule 2.03(a)(i) Assumed Debt Amount Schedule 2.03(b)(ix) Excluded Liabilities Schedule 2.04(a)(ii) Bulls Brazil’s Affiliate Schedule 5.01(e) Certain Assets to be Moved from Contributed Facilities Schedule 5.01(f) Certain Assets to be Moved to São José dos Campos Schedule 5.05(a) Regulatory Approvals v EXHIBITS Exhibit A Agreed Accounting Principles Exhibit B Company’s Bylaws Exhibit C Contribution Steps Plan Exhibit D Form of Shareholders’ Agreement Exhibit E Form of General Services Agreement Exhibit F Form of Engineering Services Agreement Exhibit G Form of Intellectual Property License Agreement Exhibit H Form of Research and Development Agreement Exhibit I Form of Facilities Use Agreement Exhibit J1 Form of Company Preferred Supply Agreement Exhibit J2 Form of Edwards Preferred Supply Agreement Exhibit K Form of Supply Chain Cooperation Agreement Exhibit L Total Tax Cost Calculation Exhibit M Form of Retention Agreement Exhibit N1 Form of Company Maintenance Services Agreement Exhibit N2 Form of Edwards Maintenance Services Agreement Exhibit O1 Form of Company Material Support Agreement Exhibit O2 Form of Edwards Material Support Agreement Exhibit P Form of Sublease SCHEDULES Edwards Disclosure Schedules Bulls Brazil Disclosure Schedules Schedule 1.01(b) Company Joint Venture Schedule 1.01(c) Encumbrances Schedule 1.01(d) Excluded Marks Schedule 1.01(e) Key Employees Schedule 1.01(f) Knowledge Schedule 1.01(g) Minimum Required Spending Schedule 2.02(a)(i) Contributed Facilities Schedule 2.02(a)(ii) Contributed Tangible Personal Property Schedule 2.02(a)(iv) Certain Contributed Contracts Schedule 2.02(a)(xiii) Company Subsidiaries Schedule 2.02(b)(i) Retained Edwards Facilities Schedule 2.02(b)(ii) Excluded IT Assets Schedule 2.02(b)(iv) Excluded Contracts Schedule 2.02(b)(vi) Excluded Governmental Authorizations Schedule 2.03(a)(i) Assumed Debt Amount Schedule 2.03(b)(ix) Excluded Liabilities Schedule 2.04(a)(ii) Bulls Brazil’s Affiliate Schedule 5.01(e) Certain Assets to be Moved from Contributed Facilities Schedule 5.01(f) Certain Assets to be Moved to São José dos Campos Schedule 5.05(a) Regulatory Approvals v

Schedule 5.06 Required Consents Schedule 5.12 Related Party Contracts Schedule 5.14(d) Shared Contracts Schedule 5.20(b) Bulls Brazil Non-Solicit Schedule 5.23 MRO Contracts Schedule 7.04 Employees and Retention Schedule 8.01(e) Non-Brazil/U.S. Regulatory Approvals Schedule 8.02(i) Required Consents and Governmental Authorizations Schedule 9.01(d) Contributed Assets Encumbrances Schedule 11.02(f) Indemnified Liabilities vi Schedule 5.06 Required Consents Schedule 5.12 Related Party Contracts Schedule 5.14(d) Shared Contracts Schedule 5.20(b) Bulls Brazil Non-Solicit Schedule 5.23 MRO Contracts Schedule 7.04 Employees and Retention Schedule 8.01(e) Non-Brazil/U.S. Regulatory Approvals Schedule 8.02(i) Required Consents and Governmental Authorizations Schedule 9.01(d) Contributed Assets Encumbrances Schedule 11.02(f) Indemnified Liabilities vi

MASTER TRANSACTION AGREEMENT This MASTER TRANSACTION AGREEMENT is made as of January 24, 2019, by and among Boeing Brasil Serviços Técnicos Aeronáuticos Ltda., a limited liability company (sociedade limitada) organized under the laws of the Federative Republic of Brazil (“Bulls Brazil”), The Boeing Company, a corporation organized under the laws of the State of Delaware, United States of America (“Bulls Parent”) (solely for the purposes of Sections 5.05, 5.17, and 12.15), Embraer S.A., a joint-stock corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Edwards”), and Yaborã Indústria Aeronáutica S.A., a joint- stock corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (the “Company”). Bulls Brazil and Edwards are each sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”. RECITALS: WHEREAS, Edwards is engaged in, among other things, the Commercial Aviation Business (as defined below) and Edwards, directly or indirectly, owns, licenses or leases the Contributed Assets (as defined below); th WHEREAS, on July 5 , 2018, Bulls Parent and Edwards agreed upon a non-binding memorandum of understanding to, among other things, establish a strategic joint venture and enter into various agreements to provide for cooperation and mutual support in research and development, engineering services, facilities use, intellectual property, product supply and supply purchasing cooperation in connection with Bulls Brazil acquiring control of the joint venture and the Commercial Aviation Business; WHEREAS, pursuant to discussions between Bulls Parent and the Parties, the non- binding memorandum of understanding provided that, among other things, Bulls Brazil would acquire 80% of a newly formed company containing Edwards’ Commercial Aviation Business, and two or more of the Parties, Bulls Parent and the Company would enter into the aforementioned support agreements and various other agreements related thereto; WHEREAS, Bulls Brazil, a limited liability company formed in 2003 with office locations in São Paulo and São José dos Campos, is engaged in, among other things, the cultivation and maintaining of Bulls Brazil’s presence and relationships in-country, research and development activities including collaboration with universities, government agencies, and other local aerospace and defense firms, as well as supporting local business development and objectives in the commercial, defense, engineering and technology services aerospace sectors; WHEREAS, the Company is owned by Edwards and the Parties desire and intend that Edwards shall contribute, assign, transfer, convey and deliver to the Company the Commercial Aviation Business and assets that are, together with the Assets and services that Edwards is required to provide to, or make available for use by, the Company under certain of the support agreements, necessary and sufficient for the Company to conduct the Commercial Aviation Business on a stand-alone basis and consistent with the manner conducted prior to the closing of the transactions contemplated hereby; 1 MASTER TRANSACTION AGREEMENT This MASTER TRANSACTION AGREEMENT is made as of January 24, 2019, by and among Boeing Brasil Serviços Técnicos Aeronáuticos Ltda., a limited liability company (sociedade limitada) organized under the laws of the Federative Republic of Brazil (“Bulls Brazil”), The Boeing Company, a corporation organized under the laws of the State of Delaware, United States of America (“Bulls Parent”) (solely for the purposes of Sections 5.05, 5.17, and 12.15), Embraer S.A., a joint-stock corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Edwards”), and Yaborã Indústria Aeronáutica S.A., a joint- stock corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (the “Company”). Bulls Brazil and Edwards are each sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”. RECITALS: WHEREAS, Edwards is engaged in, among other things, the Commercial Aviation Business (as defined below) and Edwards, directly or indirectly, owns, licenses or leases the Contributed Assets (as defined below); th WHEREAS, on July 5 , 2018, Bulls Parent and Edwards agreed upon a non-binding memorandum of understanding to, among other things, establish a strategic joint venture and enter into various agreements to provide for cooperation and mutual support in research and development, engineering services, facilities use, intellectual property, product supply and supply purchasing cooperation in connection with Bulls Brazil acquiring control of the joint venture and the Commercial Aviation Business; WHEREAS, pursuant to discussions between Bulls Parent and the Parties, the non- binding memorandum of understanding provided that, among other things, Bulls Brazil would acquire 80% of a newly formed company containing Edwards’ Commercial Aviation Business, and two or more of the Parties, Bulls Parent and the Company would enter into the aforementioned support agreements and various other agreements related thereto; WHEREAS, Bulls Brazil, a limited liability company formed in 2003 with office locations in São Paulo and São José dos Campos, is engaged in, among other things, the cultivation and maintaining of Bulls Brazil’s presence and relationships in-country, research and development activities including collaboration with universities, government agencies, and other local aerospace and defense firms, as well as supporting local business development and objectives in the commercial, defense, engineering and technology services aerospace sectors; WHEREAS, the Company is owned by Edwards and the Parties desire and intend that Edwards shall contribute, assign, transfer, convey and deliver to the Company the Commercial Aviation Business and assets that are, together with the Assets and services that Edwards is required to provide to, or make available for use by, the Company under certain of the support agreements, necessary and sufficient for the Company to conduct the Commercial Aviation Business on a stand-alone basis and consistent with the manner conducted prior to the closing of the transactions contemplated hereby; 1

WHEREAS, Edwards is the owner of record of 1,199 common Shares (as defined below), which Shares constitute all of the issued and outstanding capital stock of the Company, except for 1 common Share, which is owned by ELEB – Equipamentos Ltda. (“ELEB”); WHEREAS, the Company will create and issue certain non-voting, redeemable preferred Shares, with the rights and privileges set forth in the Company’s bylaws, that will be subscribed for by Edwards prior to the Closing (as defined below); WHEREAS, at the Closing, Bulls Brazil desires to acquire, and Edwards desires to sell, transfer and deliver to Bulls Brazil, the Selling Shares Percentage (as defined below) of the issued and outstanding common Shares of the Company, and 80% of the issued and outstanding redeemable preferred Shares of the Company, and, immediately thereafter, Bulls Brazil desires to, and shall be required to, sell such redeemable preferred Shares of the Company to an Affiliate of Bulls Brazil, and Bulls Brazil further desires to subscribe for, and the Company desires to issue for subscription by Bulls Brazil, the Issued Shares (as defined below), in each case, free and clear of any Encumbrances (as defined below), on the terms and subject to the conditions set forth in this Agreement; WHEREAS, concurrently with the execution of this Agreement, Bulls Brazil and Edwards are entering into that certain definitive agreement (the “Contribution Agreement”) pursuant to which the parties thereto agree to, among other things, establish a strategic partnership for sales of certain defense and security products pursuant to the terms and subject to the conditions set forth in the Contribution Agreement; WHEREAS, the board of directors of Edwards (the “Edwards Board”) at a meeting held on January 11, 2019 (a) determined that this Agreement, the Ancillary Agreements, and the transactions contemplated by this Agreement and the Ancillary Agreements are in the best interests of Edwards, (b) approved the terms and conditions of this Agreement and the Ancillary Agreements and the execution, delivery and performance of this Agreement and the Ancillary Agreements by Edwards and (c) resolved, on the terms and subject to the conditions set forth in this Agreement, (i) to call an extraordinary shareholders’ meeting to approve the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) to recommend that the shareholders of Edwards vote in favor of the Shareholder Vote Proposals (as defined below) (such recommendation, the “Voting Recommendation”), and (iii) upon receipt of the Shareholder Approval, to effect the Contribution (as defined below), the sale to Bulls Brazil of common Shares representing the Selling Shares Percentage of the issued and outstanding common Shares of the Company, and 80% of the issued and outstanding redeemable preferred Shares of the Company, the Capital Raise (as defined below) with the subscription by Bulls Brazil for the Issued Shares, and the other transactions contemplated by this Agreement, as well as to effect the transactions contemplated by the Ancillary Agreements; WHEREAS, the First Golden Share Approval (as defined below) was obtained on January 10, 2019; and WHEREAS, the board of directors of Bulls Parent and the quota holders of Bulls Brazil have approved this Agreement and the Ancillary Agreements to which each of them is a party, as well as the transactions contemplated hereby and thereby, and authorized each of Bulls Brazil 2 WHEREAS, Edwards is the owner of record of 1,199 common Shares (as defined below), which Shares constitute all of the issued and outstanding capital stock of the Company, except for 1 common Share, which is owned by ELEB – Equipamentos Ltda. (“ELEB”); WHEREAS, the Company will create and issue certain non-voting, redeemable preferred Shares, with the rights and privileges set forth in the Company’s bylaws, that will be subscribed for by Edwards prior to the Closing (as defined below); WHEREAS, at the Closing, Bulls Brazil desires to acquire, and Edwards desires to sell, transfer and deliver to Bulls Brazil, the Selling Shares Percentage (as defined below) of the issued and outstanding common Shares of the Company, and 80% of the issued and outstanding redeemable preferred Shares of the Company, and, immediately thereafter, Bulls Brazil desires to, and shall be required to, sell such redeemable preferred Shares of the Company to an Affiliate of Bulls Brazil, and Bulls Brazil further desires to subscribe for, and the Company desires to issue for subscription by Bulls Brazil, the Issued Shares (as defined below), in each case, free and clear of any Encumbrances (as defined below), on the terms and subject to the conditions set forth in this Agreement; WHEREAS, concurrently with the execution of this Agreement, Bulls Brazil and Edwards are entering into that certain definitive agreement (the “Contribution Agreement”) pursuant to which the parties thereto agree to, among other things, establish a strategic partnership for sales of certain defense and security products pursuant to the terms and subject to the conditions set forth in the Contribution Agreement; WHEREAS, the board of directors of Edwards (the “Edwards Board”) at a meeting held on January 11, 2019 (a) determined that this Agreement, the Ancillary Agreements, and the transactions contemplated by this Agreement and the Ancillary Agreements are in the best interests of Edwards, (b) approved the terms and conditions of this Agreement and the Ancillary Agreements and the execution, delivery and performance of this Agreement and the Ancillary Agreements by Edwards and (c) resolved, on the terms and subject to the conditions set forth in this Agreement, (i) to call an extraordinary shareholders’ meeting to approve the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) to recommend that the shareholders of Edwards vote in favor of the Shareholder Vote Proposals (as defined below) (such recommendation, the “Voting Recommendation”), and (iii) upon receipt of the Shareholder Approval, to effect the Contribution (as defined below), the sale to Bulls Brazil of common Shares representing the Selling Shares Percentage of the issued and outstanding common Shares of the Company, and 80% of the issued and outstanding redeemable preferred Shares of the Company, the Capital Raise (as defined below) with the subscription by Bulls Brazil for the Issued Shares, and the other transactions contemplated by this Agreement, as well as to effect the transactions contemplated by the Ancillary Agreements; WHEREAS, the First Golden Share Approval (as defined below) was obtained on January 10, 2019; and WHEREAS, the board of directors of Bulls Parent and the quota holders of Bulls Brazil have approved this Agreement and the Ancillary Agreements to which each of them is a party, as well as the transactions contemplated hereby and thereby, and authorized each of Bulls Brazil 2 and Bulls Parent to enter into this Agreement and the Ancillary Agreements to which each of them is a party. NOW, THEREFORE, in consideration of the mutual covenants of the Parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows: ARTICLE I DEFINITIONS Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Article I. “Adjustment Time” means 11:59 p.m. São Paulo time on the day immediately prior to the Closing Date. “Affiliate” means, in respect of a Person, any other Person who at any time Controls, is Controlled by, or is under common Control with, such Person, but in each case, only for so long as such Control exists. For the avoidance of doubt, Persons in the Company Group (i) shall be deemed Affiliates of Edwards only until the Closing and (ii) shall be deemed Affiliates of Bulls Brazil after the Closing, for so long as they are Controlled by, or under common Control with, Bulls Brazil. “Agreed Accounting Principles” means the accounting principles specified on Exhibit A hereto. “Agreement” means this Master Transaction Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms. “Ancillary Agreements” means, collectively, (i) the Shareholders’ Agreement, (ii) the General Services Agreement, (iii) the Engineering Services Agreement, (iv) the Intellectual Property License Agreement, (v) the Research and Development Agreement, (vi) the Facilities Use Agreement, (vii) the Preferred Supply Agreements, (viii) the Supply Chain Cooperation Agreement, (ix) the Maintenance Services Agreements, (x) the Material Support Agreements and (xi) the Sublease. “Antitrust Laws” means the Brazilian Federal Law No. 12.529/2011 (as amended), the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914 and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Laws of any other jurisdiction in addition to the United States or Brazil. “Antitrust Termination Fee” means one hundred million dollars ($100,000,000). 3 and Bulls Parent to enter into this Agreement and the Ancillary Agreements to which each of them is a party. NOW, THEREFORE, in consideration of the mutual covenants of the Parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows: ARTICLE I DEFINITIONS Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Article I. “Adjustment Time” means 11:59 p.m. São Paulo time on the day immediately prior to the Closing Date. “Affiliate” means, in respect of a Person, any other Person who at any time Controls, is Controlled by, or is under common Control with, such Person, but in each case, only for so long as such Control exists. For the avoidance of doubt, Persons in the Company Group (i) shall be deemed Affiliates of Edwards only until the Closing and (ii) shall be deemed Affiliates of Bulls Brazil after the Closing, for so long as they are Controlled by, or under common Control with, Bulls Brazil. “Agreed Accounting Principles” means the accounting principles specified on Exhibit A hereto. “Agreement” means this Master Transaction Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms. “Ancillary Agreements” means, collectively, (i) the Shareholders’ Agreement, (ii) the General Services Agreement, (iii) the Engineering Services Agreement, (iv) the Intellectual Property License Agreement, (v) the Research and Development Agreement, (vi) the Facilities Use Agreement, (vii) the Preferred Supply Agreements, (viii) the Supply Chain Cooperation Agreement, (ix) the Maintenance Services Agreements, (x) the Material Support Agreements and (xi) the Sublease. “Antitrust Laws” means the Brazilian Federal Law No. 12.529/2011 (as amended), the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914 and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Laws of any other jurisdiction in addition to the United States or Brazil. “Antitrust Termination Fee” means one hundred million dollars ($100,000,000). 3

“Apportioned Tax” means any Tax that is properly attributable to a Straddle Period. “Assets” means any asset, property or right of every kind (whether tangible or intangible), including real and personal property. “B3” means B3 S.A. – Brasil, Bolsa, Balcão, a stock exchange organized and existing in accordance with the Laws of Brazil and authorized by the CVM to function as such, including all successors thereto. “Base Bulls Acquisition Value” means four billion two hundred ten million dollars ($4,210,000,000). “Books and Records” means all books and records, documents and other information (in any form or medium) to the extent used in or relating to the Commercial Aviation Business or any of the Contributed Assets or Assumed Liabilities, including specifications, manufacturing, research and development and production reports and records, testing results, certification materials, service and warranty records, equipment logs, environmental, safety and health plans, policies and procedures, accounting records, Tax and labor books and records, sales records, service records and customer, vendor and supplier lists and files (including copies of all current and historical customer, vendor, supplier, contractor and service provider lists to the extent related to or used in the Commercial Aviation Business), insurance policies, financing documents, engineering and other documentation relating to aircraft design, maintenance, operation and safety, correspondence files, all written Contracts, Governmental Authorizations, and personnel records of the Commercial Aviation Business Employees. “Brazil” means the Federative Republic of Brazil (República Federativa do Brasil). “Bulls Material Adverse Effect” means any effect that, individually or together with any other effect(s), prevents (or would reasonably be expected to prevent) the ability of Bulls Brazil or Bulls Parent to perform its obligations under this Agreement or the Ancillary Agreements or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements. “Business Day” means any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in the states of New York or Illinois, United States or the cities of São Paulo or São José dos Campos, state of São Paulo, Brazil are closed for business. “Bylaws” shall mean the amended and restated bylaws (Estatuto Social) of the Company to be adopted effective as of the Closing in the form attached hereto as Exhibit B. “CADE” means the Brazilian Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, and any successor thereto. “Cash” means, with respect to any Person as of any date of determination, all cash or cash equivalents (other than restricted cash) owned by such Person, including (i) cash on hand, checks, bank balances, term deposits and cash on deposit, (ii) short-term investments with original maturities of not more than ninety (90) days that are readily convertible to cash and subject to no risk of decrease in value (other than de minimis risk), including short-term deposits 4 “Apportioned Tax” means any Tax that is properly attributable to a Straddle Period. “Assets” means any asset, property or right of every kind (whether tangible or intangible), including real and personal property. “B3” means B3 S.A. – Brasil, Bolsa, Balcão, a stock exchange organized and existing in accordance with the Laws of Brazil and authorized by the CVM to function as such, including all successors thereto. “Base Bulls Acquisition Value” means four billion two hundred ten million dollars ($4,210,000,000). “Books and Records” means all books and records, documents and other information (in any form or medium) to the extent used in or relating to the Commercial Aviation Business or any of the Contributed Assets or Assumed Liabilities, including specifications, manufacturing, research and development and production reports and records, testing results, certification materials, service and warranty records, equipment logs, environmental, safety and health plans, policies and procedures, accounting records, Tax and labor books and records, sales records, service records and customer, vendor and supplier lists and files (including copies of all current and historical customer, vendor, supplier, contractor and service provider lists to the extent related to or used in the Commercial Aviation Business), insurance policies, financing documents, engineering and other documentation relating to aircraft design, maintenance, operation and safety, correspondence files, all written Contracts, Governmental Authorizations, and personnel records of the Commercial Aviation Business Employees. “Brazil” means the Federative Republic of Brazil (República Federativa do Brasil). “Bulls Material Adverse Effect” means any effect that, individually or together with any other effect(s), prevents (or would reasonably be expected to prevent) the ability of Bulls Brazil or Bulls Parent to perform its obligations under this Agreement or the Ancillary Agreements or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements. “Business Day” means any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in the states of New York or Illinois, United States or the cities of São Paulo or São José dos Campos, state of São Paulo, Brazil are closed for business. “Bylaws” shall mean the amended and restated bylaws (Estatuto Social) of the Company to be adopted effective as of the Closing in the form attached hereto as Exhibit B. “CADE” means the Brazilian Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, and any successor thereto. “Cash” means, with respect to any Person as of any date of determination, all cash or cash equivalents (other than restricted cash) owned by such Person, including (i) cash on hand, checks, bank balances, term deposits and cash on deposit, (ii) short-term investments with original maturities of not more than ninety (90) days that are readily convertible to cash and subject to no risk of decrease in value (other than de minimis risk), including short-term deposits 4 with original maturities of no more than ninety (90) days, demand deposits, savings accounts, certificates of deposit, money market funds and other highly liquid marketable securities, (iii) collateralized receivables related to the Refine (United) aircraft financing structure, (iv) net asset mark-to-market positions in derivative financial instruments, including swap and option contracts related to exchange and interest rate fluctuations, to the extent arising in the Ordinary Course, (v) other financial investments acceptable (without a policy exception) under Bulls’ investment policy, (vi) the notes issued by Seals Finance S.A. and the 5,700% Senior Notes issued by Bank of America Corp. and (vii) the guarantee deposits (other than those related to residual value guarantees and first loss default guarantees) posted by Edwards as collateral or security as of the date hereof, but excluding (x) any amounts required to cover uncleared checks, wire transfers or drafts issued by such Person (to the extent a corresponding amount has been released from accounts payable), (y) the amount of any uncleared checks, wire transfers or drafts issued to such Person (except to the extent a corresponding amount has been released from accounts receivable), or (z) any amounts held in escrow or trust for any other Person, or posted as collateral or security (including guarantee deposits) for any obligation related to residual value guarantees and first loss default guarantees. For the avoidance of doubt, “Cash” shall not be deemed to include the Capital Raise Amount. “Claim” means any claim (including any cross-claim or counterclaim), cause of action, allegation, infraction notice, charge, complaint, demand, dispute and other assertions of Liability, whenever or however arising, including by Law, Contract, tort, equity or otherwise. “Closing Date Indebtedness Amount” means the Assumed Debt Amount plus the aggregate amount of all other Indebtedness of the Company Group as of the Adjustment Time. “Closing Date Modified Net Asset Amount” means an amount equal to (i) the sum of the assets of the Company Group (including the Contributed Cash and the Capital Raise Amount) in the asset categories identified in Part A of the Agreed Accounting Principles, minus (ii) the sum of the Liabilities of the Company Group (other than any Indebtedness) in the liability categories identified in Part A of the Agreed Accounting Principles, minus (iii) the Closing Date Indebtedness Amount, in the case of each of the foregoing, determined as of the Adjustment Time and calculated in accordance with the Agreed Accounting Principles. “Code” means the U.S. Internal Revenue Code of 1986. “Collective Arrangements” means, to the extent relating to the Commercial Aviation Business Employees, all collective bargaining agreements (acordos coletivos or convenções coletivas) or other similar labor agreements with any labor union or works council that are binding under Law with respect to any Commercial Aviation Business Employee, but, in each case, excluding obligations under such Collective Arrangements for employees other than the Commercial Aviation Business Employees. “Commercial Aviation Business” means the business of designing, developing, manufacturing, assembling, testing, certifying, marketing, selling, and delivering commercial aircraft platforms and programs with a structural capacity capable of being configured to contain fifty (50) or more seats in an all-standard economy class configuration, including the ERJ (including for the avoidance of doubt the ERJ 145), EMB 110, EMB 120, Ejet and E2 families of 5 with original maturities of no more than ninety (90) days, demand deposits, savings accounts, certificates of deposit, money market funds and other highly liquid marketable securities, (iii) collateralized receivables related to the Refine (United) aircraft financing structure, (iv) net asset mark-to-market positions in derivative financial instruments, including swap and option contracts related to exchange and interest rate fluctuations, to the extent arising in the Ordinary Course, (v) other financial investments acceptable (without a policy exception) under Bulls’ investment policy, (vi) the notes issued by Seals Finance S.A. and the 5,700% Senior Notes issued by Bank of America Corp. and (vii) the guarantee deposits (other than those related to residual value guarantees and first loss default guarantees) posted by Edwards as collateral or security as of the date hereof, but excluding (x) any amounts required to cover uncleared checks, wire transfers or drafts issued by such Person (to the extent a corresponding amount has been released from accounts payable), (y) the amount of any uncleared checks, wire transfers or drafts issued to such Person (except to the extent a corresponding amount has been released from accounts receivable), or (z) any amounts held in escrow or trust for any other Person, or posted as collateral or security (including guarantee deposits) for any obligation related to residual value guarantees and first loss default guarantees. For the avoidance of doubt, “Cash” shall not be deemed to include the Capital Raise Amount. “Claim” means any claim (including any cross-claim or counterclaim), cause of action, allegation, infraction notice, charge, complaint, demand, dispute and other assertions of Liability, whenever or however arising, including by Law, Contract, tort, equity or otherwise. “Closing Date Indebtedness Amount” means the Assumed Debt Amount plus the aggregate amount of all other Indebtedness of the Company Group as of the Adjustment Time. “Closing Date Modified Net Asset Amount” means an amount equal to (i) the sum of the assets of the Company Group (including the Contributed Cash and the Capital Raise Amount) in the asset categories identified in Part A of the Agreed Accounting Principles, minus (ii) the sum of the Liabilities of the Company Group (other than any Indebtedness) in the liability categories identified in Part A of the Agreed Accounting Principles, minus (iii) the Closing Date Indebtedness Amount, in the case of each of the foregoing, determined as of the Adjustment Time and calculated in accordance with the Agreed Accounting Principles. “Code” means the U.S. Internal Revenue Code of 1986. “Collective Arrangements” means, to the extent relating to the Commercial Aviation Business Employees, all collective bargaining agreements (acordos coletivos or convenções coletivas) or other similar labor agreements with any labor union or works council that are binding under Law with respect to any Commercial Aviation Business Employee, but, in each case, excluding obligations under such Collective Arrangements for employees other than the Commercial Aviation Business Employees. “Commercial Aviation Business” means the business of designing, developing, manufacturing, assembling, testing, certifying, marketing, selling, and delivering commercial aircraft platforms and programs with a structural capacity capable of being configured to contain fifty (50) or more seats in an all-standard economy class configuration, including the ERJ (including for the avoidance of doubt the ERJ 145), EMB 110, EMB 120, Ejet and E2 families of 5 regional jet aircraft, and their components, as well as all forms of maintaining, sustaining and supporting, and providing other aftermarket services for, such platforms and programs, including modifications, parts distribution and other logistics, maintenance, repair and overhaul services and training for such platforms and programs (the “CA Business”), in each case, as conducted by the Edwards Group as of the date hereof and as of the Closing Date but, in each case, excluding the Retained Businesses. For the avoidance of doubt, Commercial Aviation Business is intended to include the full scope of end-to-end commercial aviation product development and support capability. “Commercial Aviation Business Employees” means (a) as of the date hereof, the employees of the Edwards Group primarily engaged in the Commercial Aviation Business as of the date hereof or during the twelve (12)-month period prior to the date hereof, (b) as of any date of measurement during the Pre-Closing Period, the employees of the Edwards Group primarily engaged in the Commercial Aviation Business at such date, and (c) as of the Closing Date, the employees employed by the Company Group as of the Closing Date in accordance with Section 7.04(a). “Commercial Aviation Business Retirees” means each retiree of Edwards or any member of the Edwards Group who spent more than fifty percent (50%) of his or her aggregate employment with Edwards or any member of the Edwards Group working in or providing services to the Commercial Aviation Business and who has a right, in accordance with Article 31 of Brazilian Federal Law No. 9,656/1998, to post-termination extension of health care under an Edwards Benefit Plan or a Company Group Benefit Plan and is receiving such benefits, as of the Closing, under a Company Group Benefit Plan. “Company Group” means the Company and the Company Subsidiaries. “Company Joint Venture” means each of the entities set forth on Schedule 1.01(b). “Competing Transaction” means any of the following (other than the transactions contemplated by this Agreement or otherwise with Bulls Brazil or any of its Affiliates): (a) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction involving the disposition of equity securities representing ten percent (10%) or more of the voting power of Edwards, or (b) any sale, lease, exchange, dividend, mortgage, pledge, license, transfer or other disposition in a single transaction or a series of related transactions of (x) all or any portion of the Contributed Assets (i) representing ten percent (10%) or more of the consolidated revenues, net income or Assets of the Commercial Aviation Business, (ii) representing ten percent (10%) or more, by fair value, of the Contributed Assets, or (iii) Contributed Assets the disposition of which would impair Edwards’ ability to satisfy its obligations under Sections 2.02(a) and 5.03(b) in any material respect or (y) any Assets of the Edwards Group that are required or contemplated to be used or held for use in connection with Edwards’ performance under the Ancillary Agreements the disposition of which would impair Edwards’ ability to perform under such agreements in any material respect. “Confidential Information” means, as to a disclosing Person (the “Disclosing Party”), all non-public information of such Disclosing Party, including any information relating to the businesses, activities and operations of such Disclosing Party (including plans, strategies and 6 regional jet aircraft, and their components, as well as all forms of maintaining, sustaining and supporting, and providing other aftermarket services for, such platforms and programs, including modifications, parts distribution and other logistics, maintenance, repair and overhaul services and training for such platforms and programs (the “CA Business”), in each case, as conducted by the Edwards Group as of the date hereof and as of the Closing Date but, in each case, excluding the Retained Businesses. For the avoidance of doubt, Commercial Aviation Business is intended to include the full scope of end-to-end commercial aviation product development and support capability. “Commercial Aviation Business Employees” means (a) as of the date hereof, the employees of the Edwards Group primarily engaged in the Commercial Aviation Business as of the date hereof or during the twelve (12)-month period prior to the date hereof, (b) as of any date of measurement during the Pre-Closing Period, the employees of the Edwards Group primarily engaged in the Commercial Aviation Business at such date, and (c) as of the Closing Date, the employees employed by the Company Group as of the Closing Date in accordance with Section 7.04(a). “Commercial Aviation Business Retirees” means each retiree of Edwards or any member of the Edwards Group who spent more than fifty percent (50%) of his or her aggregate employment with Edwards or any member of the Edwards Group working in or providing services to the Commercial Aviation Business and who has a right, in accordance with Article 31 of Brazilian Federal Law No. 9,656/1998, to post-termination extension of health care under an Edwards Benefit Plan or a Company Group Benefit Plan and is receiving such benefits, as of the Closing, under a Company Group Benefit Plan. “Company Group” means the Company and the Company Subsidiaries. “Company Joint Venture” means each of the entities set forth on Schedule 1.01(b). “Competing Transaction” means any of the following (other than the transactions contemplated by this Agreement or otherwise with Bulls Brazil or any of its Affiliates): (a) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction involving the disposition of equity securities representing ten percent (10%) or more of the voting power of Edwards, or (b) any sale, lease, exchange, dividend, mortgage, pledge, license, transfer or other disposition in a single transaction or a series of related transactions of (x) all or any portion of the Contributed Assets (i) representing ten percent (10%) or more of the consolidated revenues, net income or Assets of the Commercial Aviation Business, (ii) representing ten percent (10%) or more, by fair value, of the Contributed Assets, or (iii) Contributed Assets the disposition of which would impair Edwards’ ability to satisfy its obligations under Sections 2.02(a) and 5.03(b) in any material respect or (y) any Assets of the Edwards Group that are required or contemplated to be used or held for use in connection with Edwards’ performance under the Ancillary Agreements the disposition of which would impair Edwards’ ability to perform under such agreements in any material respect. “Confidential Information” means, as to a disclosing Person (the “Disclosing Party”), all non-public information of such Disclosing Party, including any information relating to the businesses, activities and operations of such Disclosing Party (including plans, strategies and 6 projections), information on customers, products negotiation plans, any Contracts, books and records, and any technical, marketing, financial or other information, as well as any information relating to such Disclosing Party’s rights and Assets, including Intellectual Property, whether in electronic, visual, oral, written or other form or medium, and all memoranda, summaries, notes, analyses, compilations, studies or other documents prepared by any Person to whom such information was provided (the “Receiving Party”) that reflect such information; provided that “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party in breach of this Agreement or the Confidentiality Agreement, (ii) is or becomes available to the Receiving Party or its Representatives on a non-confidential basis from a third party source other than the Disclosing Party who is not legally prohibited from providing such information, (iii) was within the rightful possession of the Receiving Party or its Representatives, as evidenced by written records, prior to being furnished to them by the Disclosing Party, or (iv) was or is independently developed by the Receiving Party or its Representatives without reliance on any Confidential Information. “Confidentiality Agreement” means the Confidentiality Agreement dated October 6, 2017, between Bulls Parent and Edwards, as amended. “Consent” means any approval, authorization, permission, waiver or consent from any Person other than a Governmental Authority. “Contract” means any contract, agreement, click-through terms, purchase order, modification, obligation, instrument, promise, commitment, undertaking or arrangement (whether written, electronic or oral) that is or purports to be legally binding. “Control” (including the terms “Controlled by” and “under common Control with”) means, as used with respect to any Person, possession of the power or authority, directly or indirectly, to direct or cause the direction of management or policies of such Person, whether through ownership of voting securities, as trustee or executor, by Contract or otherwise, including by virtue of having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. “Corporate Books” means the Company’s Registered Shares Register Book (Livro de Registro de Ações Nominativas) and Registered Shares Transfer Book (Livro de Registro de Transferência de Ações Nominativas). “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários). “Data Room” means the electronic data site established for Project Edwards by Intralinks on behalf of Edwards and to which Bulls Brazil and its Representatives have been given access in connection with the transactions contemplated hereby, including any part of the data site designated for any clean team of Bulls Brazil or its Representatives. “Deferred Prosecution Agreement” means the deferred prosecution agreement filed on October 24, 2016 (Case No. 16-60294-CR-COHN), by and between Edwards and the United States Department of Justice, Criminal Division, Fraud Section. 7 projections), information on customers, products negotiation plans, any Contracts, books and records, and any technical, marketing, financial or other information, as well as any information relating to such Disclosing Party’s rights and Assets, including Intellectual Property, whether in electronic, visual, oral, written or other form or medium, and all memoranda, summaries, notes, analyses, compilations, studies or other documents prepared by any Person to whom such information was provided (the “Receiving Party”) that reflect such information; provided that “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party in breach of this Agreement or the Confidentiality Agreement, (ii) is or becomes available to the Receiving Party or its Representatives on a non-confidential basis from a third party source other than the Disclosing Party who is not legally prohibited from providing such information, (iii) was within the rightful possession of the Receiving Party or its Representatives, as evidenced by written records, prior to being furnished to them by the Disclosing Party, or (iv) was or is independently developed by the Receiving Party or its Representatives without reliance on any Confidential Information. “Confidentiality Agreement” means the Confidentiality Agreement dated October 6, 2017, between Bulls Parent and Edwards, as amended. “Consent” means any approval, authorization, permission, waiver or consent from any Person other than a Governmental Authority. “Contract” means any contract, agreement, click-through terms, purchase order, modification, obligation, instrument, promise, commitment, undertaking or arrangement (whether written, electronic or oral) that is or purports to be legally binding. “Control” (including the terms “Controlled by” and “under common Control with”) means, as used with respect to any Person, possession of the power or authority, directly or indirectly, to direct or cause the direction of management or policies of such Person, whether through ownership of voting securities, as trustee or executor, by Contract or otherwise, including by virtue of having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. “Corporate Books” means the Company’s Registered Shares Register Book (Livro de Registro de Ações Nominativas) and Registered Shares Transfer Book (Livro de Registro de Transferência de Ações Nominativas). “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários). “Data Room” means the electronic data site established for Project Edwards by Intralinks on behalf of Edwards and to which Bulls Brazil and its Representatives have been given access in connection with the transactions contemplated hereby, including any part of the data site designated for any clean team of Bulls Brazil or its Representatives. “Deferred Prosecution Agreement” means the deferred prosecution agreement filed on October 24, 2016 (Case No. 16-60294-CR-COHN), by and between Edwards and the United States Department of Justice, Criminal Division, Fraud Section. 7

“Edwards CAB Material Adverse Effect” means (i) any effect that, individually or together with any other effect(s), prevents (or would reasonably be expected to prevent) Edwards’ ability to perform its obligations under this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby and (ii) any effect that, individually or together with any other effect(s), has resulted in or would reasonably be expected to result in a material adverse effect on, or a material adverse change in, the Contributed Assets, Assumed Liabilities, financial condition or results of operations of the Commercial Aviation Business or the Company Group, in each case, taken as a whole, provided that, in the case of clause (ii), the following effects shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Edwards CAB Material Adverse Effect: (A) the execution and delivery of this Agreement and the Ancillary Agreements, the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including (1) any action taken by Edwards or any other member of the Edwards Group that is required pursuant to this Agreement, or is consented to by Bulls Brazil, and, in each case, the result of any such actions, and (2) any Claim or Legal Proceeding under this Agreement or any Claim or Legal Proceeding brought by shareholders or creditors of Edwards (provided that the underlying causes of any such Claim or Legal Proceeding may be considered in determining whether an Edwards CAB Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; provided, further, that such underlying cause may not be considered to the extent the resolution of such Claim or Legal Proceeding has been mutually agreed in writing by the Parties following fifteen (15) days notice between them); (B) conditions generally affecting any of the industries in which the Commercial Aviation Business operates (including political, economic and legal conditions); (C) general economic or business conditions (or changes in such conditions) in Brazil or any other country or region in the world in which the Commercial Aviation Business operates or conditions in the global economy generally; (D) an outbreak or escalation of any military conflict, war or other hostilities or the occurrence of any acts of terrorism, cyber-attacks (by Persons other than current or former employees or contractors of any member of the Edwards Group), sabotage, epidemics or pandemics, in each case, after the date hereof, whether or not pursuant to a declaration of an emergency or war; (E) any hurricane, flood, tornado, earthquake, tropical storms, fires or other natural disaster directly affecting the Commercial Aviation Business, in each case, after the date hereof; (F) any change after the date hereof in any applicable Laws or IFRS or other accounting standards applicable to the Commercial Aviation Business (or changes in interpretation or enforcement of any applicable Law or such accounting standards); (G) any change in the financial, credit, debt, banking, currency or capital markets in general or changes in currency exchange rates or interest rates; (H) any failure by any member of the Edwards Group or the Commercial Aviation Business to meet any internal or published projections, budget, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying causes of any such failure may be considered in determining whether an Edwards CAB Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (I) any fact, circumstance, effect, change, event or development affecting the market for commodities, including any change in the price or availability of commodities; (J) any change in the market price, credit rating or trading volume of shares or American depositary shares of Edwards, on the NYSE or the B3 or any change affecting the ratings or the ratings outlook for Edwards or any of its Subsidiaries (provided that the underlying causes of any such change may be considered in determining whether an Edwards CAB Material 8 “Edwards CAB Material Adverse Effect” means (i) any effect that, individually or together with any other effect(s), prevents (or would reasonably be expected to prevent) Edwards’ ability to perform its obligations under this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby and (ii) any effect that, individually or together with any other effect(s), has resulted in or would reasonably be expected to result in a material adverse effect on, or a material adverse change in, the Contributed Assets, Assumed Liabilities, financial condition or results of operations of the Commercial Aviation Business or the Company Group, in each case, taken as a whole, provided that, in the case of clause (ii), the following effects shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Edwards CAB Material Adverse Effect: (A) the execution and delivery of this Agreement and the Ancillary Agreements, the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including (1) any action taken by Edwards or any other member of the Edwards Group that is required pursuant to this Agreement, or is consented to by Bulls Brazil, and, in each case, the result of any such actions, and (2) any Claim or Legal Proceeding under this Agreement or any Claim or Legal Proceeding brought by shareholders or creditors of Edwards (provided that the underlying causes of any such Claim or Legal Proceeding may be considered in determining whether an Edwards CAB Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; provided, further, that such underlying cause may not be considered to the extent the resolution of such Claim or Legal Proceeding has been mutually agreed in writing by the Parties following fifteen (15) days notice between them); (B) conditions generally affecting any of the industries in which the Commercial Aviation Business operates (including political, economic and legal conditions); (C) general economic or business conditions (or changes in such conditions) in Brazil or any other country or region in the world in which the Commercial Aviation Business operates or conditions in the global economy generally; (D) an outbreak or escalation of any military conflict, war or other hostilities or the occurrence of any acts of terrorism, cyber-attacks (by Persons other than current or former employees or contractors of any member of the Edwards Group), sabotage, epidemics or pandemics, in each case, after the date hereof, whether or not pursuant to a declaration of an emergency or war; (E) any hurricane, flood, tornado, earthquake, tropical storms, fires or other natural disaster directly affecting the Commercial Aviation Business, in each case, after the date hereof; (F) any change after the date hereof in any applicable Laws or IFRS or other accounting standards applicable to the Commercial Aviation Business (or changes in interpretation or enforcement of any applicable Law or such accounting standards); (G) any change in the financial, credit, debt, banking, currency or capital markets in general or changes in currency exchange rates or interest rates; (H) any failure by any member of the Edwards Group or the Commercial Aviation Business to meet any internal or published projections, budget, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying causes of any such failure may be considered in determining whether an Edwards CAB Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (I) any fact, circumstance, effect, change, event or development affecting the market for commodities, including any change in the price or availability of commodities; (J) any change in the market price, credit rating or trading volume of shares or American depositary shares of Edwards, on the NYSE or the B3 or any change affecting the ratings or the ratings outlook for Edwards or any of its Subsidiaries (provided that the underlying causes of any such change may be considered in determining whether an Edwards CAB Material 8

Adverse Effect has occurred to the extent not otherwise excluded by another exception herein), except to the extent that in the case of each of clauses (B), (C), (D), (E), (F), (G) and (I) above, such effect has a disproportionate effect on the Commercial Aviation Business as compared to other Persons in the commercial aviation industry and in which case only the extent of such disproportionate effect may be considered in determining whether there has been or will be an Edwards CAB Material Adverse Effect. “Edwards Executive Officer” means an individual who is an executive officer of Edwards both before and immediately after the Closing. “Edwards Group” means Edwards and its Subsidiaries, including the Company Group up to and until the Closing. “Edwards Retained IP” means Intellectual Property owned by or licensed to Edwards or one of its Affiliates (excluding the Company Group) as of the Closing that had, prior to such date, been used in any way in connection with the Commercial Aviation Business, but excluding any Contributed IP or any Intellectual Property licensed under a Contributed Contract. “Edwards Termination Fee” means an amount in cash equal to seventy-five million dollars ($75,000,000). “Employee Benefit Plan” means any plan, fund, program, policy, Contract or arrangement for the provision of executive compensation, deferred or incentive compensation, pay differential/practice, retirement, pension, profit sharing, equity bonus, bonus, commission, equity option, equity purchase, phantom equity, termination, salary continuation, employee assistance, supplemental retirement, severance, paid time off, vacation, sickness, disability, death, fringe benefit, insurance, medical, dental, welfare, post-employment welfare, change in control, retention or other direct or indirect, formal or informal, benefits pursuant to which a Person maintains, sponsors, contributes to, or is required to contribute to, for the benefit of any such Person’s current or former employees, directors, managers, consultants or other individual service providers, or any dependent, survivor or beneficiary of such individual, or otherwise has any Liability. “Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, usufruct (usufruto), arrolamento, fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), easement, deed of trust, option, warranty, right of way, encroachment, servitude, conditional sale agreements and restrictions, right of first option or right of first refusal, preemptive rights, drag-along right, right of enjoyment, adverse ownership claim, hypothecation, restriction on transfer of title or voting or similar restrictions on the full ownership and possession of a given Asset, and any other claims, encumbrances or restrictions that have the same or a similar effect to the granting of security interest in such Asset, whether imposed by Contract, Law, equity or otherwise, except for the restrictions imposed by the Shareholders’ Agreement. For clarity, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property or any restrictions on transfer of securities imposed by applicable securities Laws. 9 Adverse Effect has occurred to the extent not otherwise excluded by another exception herein), except to the extent that in the case of each of clauses (B), (C), (D), (E), (F), (G) and (I) above, such effect has a disproportionate effect on the Commercial Aviation Business as compared to other Persons in the commercial aviation industry and in which case only the extent of such disproportionate effect may be considered in determining whether there has been or will be an Edwards CAB Material Adverse Effect. “Edwards Executive Officer” means an individual who is an executive officer of Edwards both before and immediately after the Closing. “Edwards Group” means Edwards and its Subsidiaries, including the Company Group up to and until the Closing. “Edwards Retained IP” means Intellectual Property owned by or licensed to Edwards or one of its Affiliates (excluding the Company Group) as of the Closing that had, prior to such date, been used in any way in connection with the Commercial Aviation Business, but excluding any Contributed IP or any Intellectual Property licensed under a Contributed Contract. “Edwards Termination Fee” means an amount in cash equal to seventy-five million dollars ($75,000,000). “Employee Benefit Plan” means any plan, fund, program, policy, Contract or arrangement for the provision of executive compensation, deferred or incentive compensation, pay differential/practice, retirement, pension, profit sharing, equity bonus, bonus, commission, equity option, equity purchase, phantom equity, termination, salary continuation, employee assistance, supplemental retirement, severance, paid time off, vacation, sickness, disability, death, fringe benefit, insurance, medical, dental, welfare, post-employment welfare, change in control, retention or other direct or indirect, formal or informal, benefits pursuant to which a Person maintains, sponsors, contributes to, or is required to contribute to, for the benefit of any such Person’s current or former employees, directors, managers, consultants or other individual service providers, or any dependent, survivor or beneficiary of such individual, or otherwise has any Liability. “Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, usufruct (usufruto), arrolamento, fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), easement, deed of trust, option, warranty, right of way, encroachment, servitude, conditional sale agreements and restrictions, right of first option or right of first refusal, preemptive rights, drag-along right, right of enjoyment, adverse ownership claim, hypothecation, restriction on transfer of title or voting or similar restrictions on the full ownership and possession of a given Asset, and any other claims, encumbrances or restrictions that have the same or a similar effect to the granting of security interest in such Asset, whether imposed by Contract, Law, equity or otherwise, except for the restrictions imposed by the Shareholders’ Agreement. For clarity, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property or any restrictions on transfer of securities imposed by applicable securities Laws. 9

“Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (ii) general principles of equity, whether considered in a proceeding at Law or in equity. “Environment” means soil, land surface, or subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air, plant and animal life and any other environmental medium or natural resource. “Environmental Law” means any Law that pertains to protection of the environment or human health (to the extent relating to exposure to harmful or deleterious substances), pollution, environmental matters or contamination of any type whatsoever, including all Laws relating to (i) the manufacture, processing, use, distribution, treatment, storage, labeling, disposal, control, recycling, cleanup, generation or transportation of harmful or deleterious substances; (ii) air, surface, ground, water or noise pollution; (iii) any Release; (iv) the protection of wildlife, endangered species, wetlands or other natural resources; (v) the protection of the health and safety of employees and other persons (to the extent relating to exposure to harmful or deleterious substances); and (vi) any notification requirements relating to the foregoing. “ERISA” means the U.S. Employee Retirement Income Security Act, as amended. “Estimated Closing Date Modified Net Asset Amount” means Edwards’ good faith estimate of the Closing Date Modified Net Asset Amount. “Estimated Purchase Price Adjustment Amount” means the amount by which (i) the Estimated Closing Date Modified Net Asset Amount exceeds the Target Closing Date Modified Net Asset Amount or (ii) the Target Closing Date Modified Net Asset Amount exceeds the Estimated Closing Date Modified Net Asset Amount; provided that any amount that is calculated pursuant to clause (ii) above shall be deemed to be a negative number. “Excluded Company Subsidiary Liabilities” means all Liabilities of the Company Subsidiaries as they exist as of the Closing that are not Assumed Liabilities. “Excluded Marks” means the names and marks set forth on Schedule 1.01(d), and any other Trademarks that contain, comprise or are confusingly similar to, or are a confusingly similar derivative or variation of, any of the foregoing. “Final Purchase Price Adjustment Amount” means the amount by which (i) the Closing Date Modified Net Asset Amount exceeds the Estimated Closing Date Modified Net Asset Amount or (ii) the Estimated Closing Date Modified Net Asset Amount exceeds the Closing Date Modified Net Asset Amount; provided that any amount that is calculated pursuant to clause (ii) above shall be deemed to be a negative number. “First Golden Share Approval” means the express written or deemed approval by the Government of Brazil, pursuant to Section 9, paragraph 2, II and III and paragraph 3 of the bylaws (estatuto social) of Edwards, of the transfer of the Contributed Assets and Assumed Liabilities to the Company, the acquisition by Bulls Brazil of the Selling Shares and the Capital Raise, all on the terms, and subject to the conditions, of this Agreement. 10 “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (ii) general principles of equity, whether considered in a proceeding at Law or in equity. “Environment” means soil, land surface, or subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air, plant and animal life and any other environmental medium or natural resource. “Environmental Law” means any Law that pertains to protection of the environment or human health (to the extent relating to exposure to harmful or deleterious substances), pollution, environmental matters or contamination of any type whatsoever, including all Laws relating to (i) the manufacture, processing, use, distribution, treatment, storage, labeling, disposal, control, recycling, cleanup, generation or transportation of harmful or deleterious substances; (ii) air, surface, ground, water or noise pollution; (iii) any Release; (iv) the protection of wildlife, endangered species, wetlands or other natural resources; (v) the protection of the health and safety of employees and other persons (to the extent relating to exposure to harmful or deleterious substances); and (vi) any notification requirements relating to the foregoing. “ERISA” means the U.S. Employee Retirement Income Security Act, as amended. “Estimated Closing Date Modified Net Asset Amount” means Edwards’ good faith estimate of the Closing Date Modified Net Asset Amount. “Estimated Purchase Price Adjustment Amount” means the amount by which (i) the Estimated Closing Date Modified Net Asset Amount exceeds the Target Closing Date Modified Net Asset Amount or (ii) the Target Closing Date Modified Net Asset Amount exceeds the Estimated Closing Date Modified Net Asset Amount; provided that any amount that is calculated pursuant to clause (ii) above shall be deemed to be a negative number. “Excluded Company Subsidiary Liabilities” means all Liabilities of the Company Subsidiaries as they exist as of the Closing that are not Assumed Liabilities. “Excluded Marks” means the names and marks set forth on Schedule 1.01(d), and any other Trademarks that contain, comprise or are confusingly similar to, or are a confusingly similar derivative or variation of, any of the foregoing. “Final Purchase Price Adjustment Amount” means the amount by which (i) the Closing Date Modified Net Asset Amount exceeds the Estimated Closing Date Modified Net Asset Amount or (ii) the Estimated Closing Date Modified Net Asset Amount exceeds the Closing Date Modified Net Asset Amount; provided that any amount that is calculated pursuant to clause (ii) above shall be deemed to be a negative number. “First Golden Share Approval” means the express written or deemed approval by the Government of Brazil, pursuant to Section 9, paragraph 2, II and III and paragraph 3 of the bylaws (estatuto social) of Edwards, of the transfer of the Contributed Assets and Assumed Liabilities to the Company, the acquisition by Bulls Brazil of the Selling Shares and the Capital Raise, all on the terms, and subject to the conditions, of this Agreement. 10

“Fraud” means conduct consisting of the following elements: (i) representation made of material fact, (ii) that was untrue, (iii) which the Party making the representation knew to be untrue at the time such representation was made, (iv) with the intent to deceive and for the purpose of inducing the recipient to act upon it, (v) on which the recipient relied and (vi) as a result of such reliance, the recipient suffered Losses. “Golden Share” means the one special class common share issued by Edwards and owned by the Government of Brazil. “Governing Documents” means, with respect to any Person, the certificate of incorporation or formation or organization, articles of organization, bylaws, partnership, limited partnership agreement, limited liability company agreement, articles of incorporation, operating agreement, stockholders’ agreement or other similar governing documents of such Person. “Government of Brazil” means the federal government of Brazil, including any instrumentalities or agencies thereof. “Governmental Authority” means the governments of Brazil, the United States and any other sovereign nation or city-state, and any state or other political subdivision thereof, at the federal, state or municipal level, and any other individual, body or entity exercising or having the authority to exercise under the Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, autarchy, agency, organization, department, bureau, office, board, commission or instrumentality, including any Tax Authority, and any court, arbitrator or arbitration panel with proper authority and jurisdiction under such Laws. “Governmental Authorization” means any permit, consent, license, ratification, waiver, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the lawful authority of any Governmental Authority or pursuant to any Law. For clarity, the foregoing shall not include registrations or applications for Intellectual Property (or any recordation of transfers or licenses thereof or other recordations, approvals or authorizations in relation thereto). “Hazardous Material” means each and every element, compound, chemical mixture, contaminant, pollutant, material or other substance that is defined, determined or identified as hazardous, toxic, pollutant, contaminating, radioactive or words with similar meaning or effect under any Environmental Law or the Release of which is prohibited or regulated under any Environmental Law, including any petroleum and petroleum products and byproducts, asbestos, any radioactive or explosive materials, lead-based paint, chlorofluorocarbons and all other substances that destroy the ozone layer. “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. “IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time. 11 “Fraud” means conduct consisting of the following elements: (i) representation made of material fact, (ii) that was untrue, (iii) which the Party making the representation knew to be untrue at the time such representation was made, (iv) with the intent to deceive and for the purpose of inducing the recipient to act upon it, (v) on which the recipient relied and (vi) as a result of such reliance, the recipient suffered Losses. “Golden Share” means the one special class common share issued by Edwards and owned by the Government of Brazil. “Governing Documents” means, with respect to any Person, the certificate of incorporation or formation or organization, articles of organization, bylaws, partnership, limited partnership agreement, limited liability company agreement, articles of incorporation, operating agreement, stockholders’ agreement or other similar governing documents of such Person. “Government of Brazil” means the federal government of Brazil, including any instrumentalities or agencies thereof. “Governmental Authority” means the governments of Brazil, the United States and any other sovereign nation or city-state, and any state or other political subdivision thereof, at the federal, state or municipal level, and any other individual, body or entity exercising or having the authority to exercise under the Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, autarchy, agency, organization, department, bureau, office, board, commission or instrumentality, including any Tax Authority, and any court, arbitrator or arbitration panel with proper authority and jurisdiction under such Laws. “Governmental Authorization” means any permit, consent, license, ratification, waiver, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the lawful authority of any Governmental Authority or pursuant to any Law. For clarity, the foregoing shall not include registrations or applications for Intellectual Property (or any recordation of transfers or licenses thereof or other recordations, approvals or authorizations in relation thereto). “Hazardous Material” means each and every element, compound, chemical mixture, contaminant, pollutant, material or other substance that is defined, determined or identified as hazardous, toxic, pollutant, contaminating, radioactive or words with similar meaning or effect under any Environmental Law or the Release of which is prohibited or regulated under any Environmental Law, including any petroleum and petroleum products and byproducts, asbestos, any radioactive or explosive materials, lead-based paint, chlorofluorocarbons and all other substances that destroy the ozone layer. “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. “IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time. 11

“Indebtedness” means, without duplication, with respect to a Person, all Liabilities and other obligations of such Person (i) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money; (ii) to repay any amounts (determined without decrease for any deferred or capitalized financing costs) owed as evidenced by notes, debentures, bonds or other similar instruments reflecting recourse and non-recourse indebtedness; (iii) under any conditional sale, title retention or similar arrangement, or with respect to any deferred purchase price of any Assets or services (but excluding trade accounts payable to the extent reflected as a liability in the Closing Date Modified Net Asset Amount); (iv) to reimburse any obligor on any letter of credit or similar credit transaction securing obligations of any Person, in each case, only to the extent drawn; (v) amounts under any lease of real or personal property, or other similar Contract, that is required to be classified or accounted for as a capital lease in accordance with IFRS or the accounting principles applicable to such Person; (vi) constituting a guarantee of any Liabilities or obligations of any other Persons, excluding any residual value guarantees and first loss default guarantees (other than in respect of Republic Airways Holdings); (vii) for deferred or unrecovered rent or royalties owed by such Person under any lease, license, concession or other similar arrangement; (viii) secured by an Encumbrance (other than Permitted Encumbrance) on any of such Person’s Assets; (ix) any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitments and other fees, indemnities and all other amounts payable in connection with any of the foregoing, and (x) net liability mark-to-market positions in derivative financial instruments, including swap and options contracts related to exchange and interest rate fluctuations, to the extent arising in the Ordinary Course. “Indemnified Person” means either a Bulls Brazil Indemnified Person or an Edwards Indemnified Person, as the case may be. “Indemnified Taxes” means, without duplication, (i) any and all Taxes of any member of the Company Group relating to or attributable to any Pre-Closing Tax Period, (ii) any and all Taxes associated with the Contributed Assets or the Commercial Aviation Business relating to or attributable to any Pre-Closing Tax Period, (iii) any and all Taxes of any member of the Edwards Group (other than Taxes of any member of the Company Group) relating to or attributable to any Taxable period, (iv) any and all Taxes of any Person imposed on any member of the Company Group (or on the Contributed Assets or Commercial Aviation Business) arising under the principles of transferee or successor liability, by Contract or pursuant to any applicable Law, which relate to an event or transaction occurring before the Closing and are properly allocable to a Pre-Closing Tax Period, (v) any and all Taxes described in Article VI or as otherwise provided in this Agreement that are properly allocable to Edwards, (vi) any and all Taxes resulting from the Contribution or the implementation of the Contribution Steps Plan, (vii) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which a member of the Company Group (or any predecessor of such member) is or was a member on or prior to the Closing Date pursuant to Section 1.1502-6 of the Treasury Regulations under the Code or any analogous or comparable provisions of local, state or non-U.S. Law, (viii) any and all Taxes properly allocable to the Edwards Group arising as a result of the sale of the Selling Shares, and (ix) any and all Taxes that result from or are connected with the Capital Raise. “Indemnifying Person” means either Edwards or Bulls Brazil, as the case may be. 12 “Indebtedness” means, without duplication, with respect to a Person, all Liabilities and other obligations of such Person (i) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money; (ii) to repay any amounts (determined without decrease for any deferred or capitalized financing costs) owed as evidenced by notes, debentures, bonds or other similar instruments reflecting recourse and non-recourse indebtedness; (iii) under any conditional sale, title retention or similar arrangement, or with respect to any deferred purchase price of any Assets or services (but excluding trade accounts payable to the extent reflected as a liability in the Closing Date Modified Net Asset Amount); (iv) to reimburse any obligor on any letter of credit or similar credit transaction securing obligations of any Person, in each case, only to the extent drawn; (v) amounts under any lease of real or personal property, or other similar Contract, that is required to be classified or accounted for as a capital lease in accordance with IFRS or the accounting principles applicable to such Person; (vi) constituting a guarantee of any Liabilities or obligations of any other Persons, excluding any residual value guarantees and first loss default guarantees (other than in respect of Republic Airways Holdings); (vii) for deferred or unrecovered rent or royalties owed by such Person under any lease, license, concession or other similar arrangement; (viii) secured by an Encumbrance (other than Permitted Encumbrance) on any of such Person’s Assets; (ix) any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitments and other fees, indemnities and all other amounts payable in connection with any of the foregoing, and (x) net liability mark-to-market positions in derivative financial instruments, including swap and options contracts related to exchange and interest rate fluctuations, to the extent arising in the Ordinary Course. “Indemnified Person” means either a Bulls Brazil Indemnified Person or an Edwards Indemnified Person, as the case may be. “Indemnified Taxes” means, without duplication, (i) any and all Taxes of any member of the Company Group relating to or attributable to any Pre-Closing Tax Period, (ii) any and all Taxes associated with the Contributed Assets or the Commercial Aviation Business relating to or attributable to any Pre-Closing Tax Period, (iii) any and all Taxes of any member of the Edwards Group (other than Taxes of any member of the Company Group) relating to or attributable to any Taxable period, (iv) any and all Taxes of any Person imposed on any member of the Company Group (or on the Contributed Assets or Commercial Aviation Business) arising under the principles of transferee or successor liability, by Contract or pursuant to any applicable Law, which relate to an event or transaction occurring before the Closing and are properly allocable to a Pre-Closing Tax Period, (v) any and all Taxes described in Article VI or as otherwise provided in this Agreement that are properly allocable to Edwards, (vi) any and all Taxes resulting from the Contribution or the implementation of the Contribution Steps Plan, (vii) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which a member of the Company Group (or any predecessor of such member) is or was a member on or prior to the Closing Date pursuant to Section 1.1502-6 of the Treasury Regulations under the Code or any analogous or comparable provisions of local, state or non-U.S. Law, (viii) any and all Taxes properly allocable to the Edwards Group arising as a result of the sale of the Selling Shares, and (ix) any and all Taxes that result from or are connected with the Capital Raise. “Indemnifying Person” means either Edwards or Bulls Brazil, as the case may be. 12

“Indemnity Loss” means any and all Losses (regardless whether such Losses result from the negligence, gross negligence or strict liability of, or any other basis of liability under the Law or in equity with respect to, an Indemnified Person); provided that (a) punitive and exemplary damages shall not constitute Indemnity Losses except to the extent they are payable in a Third Party Claim against an Indemnified Person for which such Indemnified Person is entitled to indemnification under this Agreement and (b) consequential and special damages (including damages relating to lost profits and diminution in value, to the extent such lost profits and diminution in value constitute consequential damages) shall not constitute Indemnity Losses except to the extent they are (i) payable in a Third Party Claim against an Indemnified Person for which such Indemnified Person is entitled to indemnification under this Agreement or (ii) the natural, probable and reasonably foreseeable result of the matter, facts or circumstances that gave rise to such Indemnity Loss, taking into account any special circumstances known by or reasonably apparent to the Indemnifying Person at the later of (x) the date of this Agreement and (y) the time of the event or occurrence providing the basis for indemnification of Indemnity Losses, but excluding, in connection with this clause (ii) only, damages calculated based on multiples of earnings, EBITDA or similar financial metrics, other than in the case of Fraud. “Insolvency Event” means any of the following events: (i) Edwards makes a general assignment of its assets for the benefit of its creditors, including attachment of, execution on, or the appointment of a custodian or receiver with respect to a substantial part of Edwards’ property or any property essential to the conduct of its business; (ii) Edwards files, or undertakes, any composition or arrangement with creditors generally, winding-up, dissolution, administration, receivership (administrative or otherwise), judicial reorganization (recuperação judicial), out of court reorganization (recuperação extrajudicial), bankruptcy (falência) or any event analogous to any of the foregoing shall occur in any jurisdiction in which Edwards is organized, resident or carries on business; and (iii) a Person files a request for bankruptcy (falência) against Edwards and such proceeding (x) is not timely defended pursuant to applicable Law and is not settled, stayed or dismissed within sixty (60) days from the filing of the defense (contestação) or (y) secured by a preventive deposit (depósito elisivo) timely made. “Intellectual Property” means all intellectual property and industrial property rights arising under the Laws of any jurisdiction, including: (a) patents, patent applications and statutory invention registrations and similar rights in inventions, (b) copyrights and all rights in any original works of authorship that are within the scope of any applicable copyright Law, (c) trade secrets and all other intellectual property rights in confidential or proprietary information, processes, technology, designs, formulae, algorithms, procedures, methods, discoveries, specifications, inventions, compositions, formulae, and know-how, and (d) any trademarks, service marks, trade names, service names, trade dress, logos, domain names, and other identifiers of source or origin (“Trademarks”), together with goodwill associated with any of the foregoing. “Intervening Event” means any material event or development or material change in circumstances involving the Edwards Group that (a) is unknown and not reasonably foreseeable by any member of the Edwards Board as of the date of this Agreement, and (b) does not relate to any Competing Transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to a Competing Transaction; provided that in no event shall the following constitute an Intervening Event: any event or development relating to (i) Bulls Parent, 13 “Indemnity Loss” means any and all Losses (regardless whether such Losses result from the negligence, gross negligence or strict liability of, or any other basis of liability under the Law or in equity with respect to, an Indemnified Person); provided that (a) punitive and exemplary damages shall not constitute Indemnity Losses except to the extent they are payable in a Third Party Claim against an Indemnified Person for which such Indemnified Person is entitled to indemnification under this Agreement and (b) consequential and special damages (including damages relating to lost profits and diminution in value, to the extent such lost profits and diminution in value constitute consequential damages) shall not constitute Indemnity Losses except to the extent they are (i) payable in a Third Party Claim against an Indemnified Person for which such Indemnified Person is entitled to indemnification under this Agreement or (ii) the natural, probable and reasonably foreseeable result of the matter, facts or circumstances that gave rise to such Indemnity Loss, taking into account any special circumstances known by or reasonably apparent to the Indemnifying Person at the later of (x) the date of this Agreement and (y) the time of the event or occurrence providing the basis for indemnification of Indemnity Losses, but excluding, in connection with this clause (ii) only, damages calculated based on multiples of earnings, EBITDA or similar financial metrics, other than in the case of Fraud. “Insolvency Event” means any of the following events: (i) Edwards makes a general assignment of its assets for the benefit of its creditors, including attachment of, execution on, or the appointment of a custodian or receiver with respect to a substantial part of Edwards’ property or any property essential to the conduct of its business; (ii) Edwards files, or undertakes, any composition or arrangement with creditors generally, winding-up, dissolution, administration, receivership (administrative or otherwise), judicial reorganization (recuperação judicial), out of court reorganization (recuperação extrajudicial), bankruptcy (falência) or any event analogous to any of the foregoing shall occur in any jurisdiction in which Edwards is organized, resident or carries on business; and (iii) a Person files a request for bankruptcy (falência) against Edwards and such proceeding (x) is not timely defended pursuant to applicable Law and is not settled, stayed or dismissed within sixty (60) days from the filing of the defense (contestação) or (y) secured by a preventive deposit (depósito elisivo) timely made. “Intellectual Property” means all intellectual property and industrial property rights arising under the Laws of any jurisdiction, including: (a) patents, patent applications and statutory invention registrations and similar rights in inventions, (b) copyrights and all rights in any original works of authorship that are within the scope of any applicable copyright Law, (c) trade secrets and all other intellectual property rights in confidential or proprietary information, processes, technology, designs, formulae, algorithms, procedures, methods, discoveries, specifications, inventions, compositions, formulae, and know-how, and (d) any trademarks, service marks, trade names, service names, trade dress, logos, domain names, and other identifiers of source or origin (“Trademarks”), together with goodwill associated with any of the foregoing. “Intervening Event” means any material event or development or material change in circumstances involving the Edwards Group that (a) is unknown and not reasonably foreseeable by any member of the Edwards Board as of the date of this Agreement, and (b) does not relate to any Competing Transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to a Competing Transaction; provided that in no event shall the following constitute an Intervening Event: any event or development relating to (i) Bulls Parent, 13

Bulls Brazil or any of their respective Affiliates, or any competitor of Edwards or any other member of the Edwards Group, (ii) the absence of or failure to obtain any Governmental Authorization (including the Second Golden Share Approval) from, or any communications from or positions taken by the Government of Brazil prior to the Shareholder Meeting, (iii) the termination of the Contribution Agreement, or (iv) changes in and of themselves in the market price or trading volume of the equity securities of Edwards, the ratings or the ratings outlook for Edwards by any applicable rating agency or any analyst’s recommendations or ratings with respect to Edwards (it being understood that the underlying facts and circumstances giving rise to any of the changes referred to in this clause (iv) may, if not otherwise excluded from the definition of Intervening Event, be considered in determining whether an Intervening Event has occurred). “IRS” means the U.S. Internal Revenue Service. “IT Assets” means all hardware, software, databases, systems, websites, applications, networks and other information technology assets and equipment (excluding any software contained in any of the foregoing that embodies Intellectual Property that was designed and/or developed by Edwards or its Affiliates (“Edwards Proprietary Software”)). “Key Employee” means all individuals set forth on Schedule 1.01(e). “Knowledge” means the actual knowledge, after having reviewed the applicable representation or warranty set forth in Article III and after reasonable inquiry by such individual of the employees that report directly to such individual, of the individuals set forth on Schedule 1.01(f). “Law” means any and all laws (including common laws), constitutions, statutes, decrees, ordinances, directives, regulations, rules, codes and any other legislation enacted, promulgated or prescribed by or under the authority of, any Governmental Authority, including a Tax Authority, whether domestic or foreign, and including all Orders and the terms of any Governmental Authorizations. “Legal Proceeding” means any Claim, action, demand, lawsuit, arbitration, mediation, inquiry, audit, notice of violation, proceeding, litigation, citation, summons or subpoena by or before any Governmental Authority of any nature, whether civil, criminal, administrative, regulatory or otherwise, and whether at Law or in equity. “Liability” or “Liabilities” means any and all debts, liabilities, guarantees, binding assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising. “Loss” or “Losses” means any and all losses, damages (including consequential, special, punitive, exemplary and incidental damages), penalties, fines, Taxes, costs and expenses, and the amounts of and/or paid or payable in respect of, any and all Liabilities and Claims (including interest, penalties, reasonable attorneys’ and accountants’ fees and disbursements and all amounts paid in investigation, defense or settlement of any of the foregoing), including any of the foregoing or portion thereof that may arise out of or relate to the period after the Closing. 14 Bulls Brazil or any of their respective Affiliates, or any competitor of Edwards or any other member of the Edwards Group, (ii) the absence of or failure to obtain any Governmental Authorization (including the Second Golden Share Approval) from, or any communications from or positions taken by the Government of Brazil prior to the Shareholder Meeting, (iii) the termination of the Contribution Agreement, or (iv) changes in and of themselves in the market price or trading volume of the equity securities of Edwards, the ratings or the ratings outlook for Edwards by any applicable rating agency or any analyst’s recommendations or ratings with respect to Edwards (it being understood that the underlying facts and circumstances giving rise to any of the changes referred to in this clause (iv) may, if not otherwise excluded from the definition of Intervening Event, be considered in determining whether an Intervening Event has occurred). “IRS” means the U.S. Internal Revenue Service. “IT Assets” means all hardware, software, databases, systems, websites, applications, networks and other information technology assets and equipment (excluding any software contained in any of the foregoing that embodies Intellectual Property that was designed and/or developed by Edwards or its Affiliates (“Edwards Proprietary Software”)). “Key Employee” means all individuals set forth on Schedule 1.01(e). “Knowledge” means the actual knowledge, after having reviewed the applicable representation or warranty set forth in Article III and after reasonable inquiry by such individual of the employees that report directly to such individual, of the individuals set forth on Schedule 1.01(f). “Law” means any and all laws (including common laws), constitutions, statutes, decrees, ordinances, directives, regulations, rules, codes and any other legislation enacted, promulgated or prescribed by or under the authority of, any Governmental Authority, including a Tax Authority, whether domestic or foreign, and including all Orders and the terms of any Governmental Authorizations. “Legal Proceeding” means any Claim, action, demand, lawsuit, arbitration, mediation, inquiry, audit, notice of violation, proceeding, litigation, citation, summons or subpoena by or before any Governmental Authority of any nature, whether civil, criminal, administrative, regulatory or otherwise, and whether at Law or in equity. “Liability” or “Liabilities” means any and all debts, liabilities, guarantees, binding assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising. “Loss” or “Losses” means any and all losses, damages (including consequential, special, punitive, exemplary and incidental damages), penalties, fines, Taxes, costs and expenses, and the amounts of and/or paid or payable in respect of, any and all Liabilities and Claims (including interest, penalties, reasonable attorneys’ and accountants’ fees and disbursements and all amounts paid in investigation, defense or settlement of any of the foregoing), including any of the foregoing or portion thereof that may arise out of or relate to the period after the Closing. 14

“Material Customer” means each customer of the Commercial Aviation Business with whom the Edwards Group has a Contract for the payment for goods and services in an amount greater than or equal to one hundred million dollars ($100,000,000). “Material Supplier” means each supplier or vendor of the Commercial Aviation Business (i) with which the Edwards Group has a Contract for the payment for goods and services in an amount greater than or equal to seventy-five million dollars ($75,000,000) for the twelve (12)- month period immediately prior to the date hereof or expected to be paid for the twelve (12)- month period after the date hereof, (ii) that is a sole source supplier to the Edwards Group, or (iii) that supplies a statement of work (“SOW”) and such SOW cannot be substituted (A) with another SOW from a different supplier of goods and services providing equivalent pricing together with equivalent or better quality and delivery performance; and (B) upon no more than three (3) months’ notice. “Material Tax Contest” means any Tax Contest for a Pre-Closing Tax Period (including, for the avoidance of doubt, a Tax Contest that relates to a Straddle Period) with a Brazilian Tax Authority that (1) could give rise to an Indemnified Tax and (2) the Indemnified Tax could have a minimum exposure of one million dollars ($1,000,000); provided that Material Tax Contest shall not include any Tax Contest for a Straddle Period if the disputed Taxes attributable to the Post-Closing Tax Period (if any) could exceed the amount of the Indemnified Tax. “Minimum Required Spending” means the budget for capital and maintenance expenditures, capitalized and expensed research and development investment, capitalized and expensed engineering, and the other items, in each case, as set forth on the attached Schedule 1.01(g), setting forth by quarter the foregoing expenditures to be made by Edwards exclusively in connection with the Commercial Aviation Business. “Net Debt Amount” means Edwards’ good faith estimate of an amount equal to (i) the sum of the Indebtedness of the Company Group minus (ii) the sum of the Cash of the Company Group, in the case of each of the foregoing, determined as of the Adjustment Time and calculated in accordance with the Agreed Accounting Principles. “NYSE” means the New York Stock Exchange. “Order” means any award, decision, injunction, judgment, writ, decree, ruling, subpoena, verdict, consent decree, compliance order, civil or administrative order or other order entered, issued, made or rendered by any court, administrative agency or other Governmental Authority acting in its official capacity as such, or by any arbitrator or arbitration panel, in each case acting within its authority under Law. “Ordinary Course” means, with respect to a Person, such Person’s ordinary course of business consistent with past practice. “PATRIOT Act” means the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. “Permitted Encumbrances” means (i) Encumbrances of mechanics, carriers, workmen, repairmen, warehouseman, materialmen or other similar Encumbrances arising or incurred in the 15 “Material Customer” means each customer of the Commercial Aviation Business with whom the Edwards Group has a Contract for the payment for goods and services in an amount greater than or equal to one hundred million dollars ($100,000,000). “Material Supplier” means each supplier or vendor of the Commercial Aviation Business (i) with which the Edwards Group has a Contract for the payment for goods and services in an amount greater than or equal to seventy-five million dollars ($75,000,000) for the twelve (12)- month period immediately prior to the date hereof or expected to be paid for the twelve (12)- month period after the date hereof, (ii) that is a sole source supplier to the Edwards Group, or (iii) that supplies a statement of work (“SOW”) and such SOW cannot be substituted (A) with another SOW from a different supplier of goods and services providing equivalent pricing together with equivalent or better quality and delivery performance; and (B) upon no more than three (3) months’ notice. “Material Tax Contest” means any Tax Contest for a Pre-Closing Tax Period (including, for the avoidance of doubt, a Tax Contest that relates to a Straddle Period) with a Brazilian Tax Authority that (1) could give rise to an Indemnified Tax and (2) the Indemnified Tax could have a minimum exposure of one million dollars ($1,000,000); provided that Material Tax Contest shall not include any Tax Contest for a Straddle Period if the disputed Taxes attributable to the Post-Closing Tax Period (if any) could exceed the amount of the Indemnified Tax. “Minimum Required Spending” means the budget for capital and maintenance expenditures, capitalized and expensed research and development investment, capitalized and expensed engineering, and the other items, in each case, as set forth on the attached Schedule 1.01(g), setting forth by quarter the foregoing expenditures to be made by Edwards exclusively in connection with the Commercial Aviation Business. “Net Debt Amount” means Edwards’ good faith estimate of an amount equal to (i) the sum of the Indebtedness of the Company Group minus (ii) the sum of the Cash of the Company Group, in the case of each of the foregoing, determined as of the Adjustment Time and calculated in accordance with the Agreed Accounting Principles. “NYSE” means the New York Stock Exchange. “Order” means any award, decision, injunction, judgment, writ, decree, ruling, subpoena, verdict, consent decree, compliance order, civil or administrative order or other order entered, issued, made or rendered by any court, administrative agency or other Governmental Authority acting in its official capacity as such, or by any arbitrator or arbitration panel, in each case acting within its authority under Law. “Ordinary Course” means, with respect to a Person, such Person’s ordinary course of business consistent with past practice. “PATRIOT Act” means the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. “Permitted Encumbrances” means (i) Encumbrances of mechanics, carriers, workmen, repairmen, warehouseman, materialmen or other similar Encumbrances arising or incurred in the 15

Ordinary Course for security amounts that are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such member of the Company Group) have been established on the balance sheet of any member of the Company Group; (ii) Encumbrances for Taxes, labor Claims, assessments and other governmental charges which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such member of the Company Group) have been established on the balance sheet of any member of the Company Group; (iii) all building codes, zoning, planning, land use and special designations of record or other similar limitation or restriction issued by a Governmental Authority having jurisdiction over the Contributed Facilities that are not violated in any material respect by the present use or occupancy of Contributed Facilities subject thereto or by the implementation of the Contribution; (iv) as to the Leased Facilities, the terms and conditions of the Real Property Leases with respect thereto; (v) any Encumbrances that are expressly set forth in any Governing Documents, this Agreement or any Ancillary Agreement; (vi) with respect to the Owned Facilities and Leased Facilities, defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, in each case, that (A) individually or in the aggregate, are not and would not reasonably be expected to be material as to any of such Owned Facilities or Leased Facilities, or (B) do not affect in any material respect the transfer and registration of such Owned Facilities and Leased Facilities as part of the Contribution; (vii) as to any Real Property Lease, any Encumbrance affecting solely the interest of the landlord or tenant thereunder, which does not impair in any material respect the value or use of such Real Property Lease as currently used by Edwards; (viii) statutory landlords’ or lessors’ liens under the Real Property Leases arising in the Ordinary Course with respect to rent payable thereunder and securing amounts that are not delinquent; and (ix) any Encumbrances set forth in Schedule 1.01(c). “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, or other entity, including a Governmental Authority. “Post-Closing Tax Period” means any Tax period (or portion of any Straddle Period) beginning after the Closing Date. “Post-Contribution Steps” means those steps and actions identified in the Contribution Steps Plan required to be taken by Edwards after the Contribution and before the Closing. “Pre-Closing Tax Period” means any Tax period (or portion of any Straddle Period) ending on or before the Closing Date. “Pre-Contribution Steps” means those steps and actions identified in the Contribution Steps Plan required to be completed by Edwards prior to the Contribution. “Privacy Policies” means all applicable policies, terms and conditions of any member of the Edwards Group that govern the collection, sharing and use of personal or personally identifiable information in the conduct of the Commercial Aviation Business. 16 Ordinary Course for security amounts that are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such member of the Company Group) have been established on the balance sheet of any member of the Company Group; (ii) Encumbrances for Taxes, labor Claims, assessments and other governmental charges which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such member of the Company Group) have been established on the balance sheet of any member of the Company Group; (iii) all building codes, zoning, planning, land use and special designations of record or other similar limitation or restriction issued by a Governmental Authority having jurisdiction over the Contributed Facilities that are not violated in any material respect by the present use or occupancy of Contributed Facilities subject thereto or by the implementation of the Contribution; (iv) as to the Leased Facilities, the terms and conditions of the Real Property Leases with respect thereto; (v) any Encumbrances that are expressly set forth in any Governing Documents, this Agreement or any Ancillary Agreement; (vi) with respect to the Owned Facilities and Leased Facilities, defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, in each case, that (A) individually or in the aggregate, are not and would not reasonably be expected to be material as to any of such Owned Facilities or Leased Facilities, or (B) do not affect in any material respect the transfer and registration of such Owned Facilities and Leased Facilities as part of the Contribution; (vii) as to any Real Property Lease, any Encumbrance affecting solely the interest of the landlord or tenant thereunder, which does not impair in any material respect the value or use of such Real Property Lease as currently used by Edwards; (viii) statutory landlords’ or lessors’ liens under the Real Property Leases arising in the Ordinary Course with respect to rent payable thereunder and securing amounts that are not delinquent; and (ix) any Encumbrances set forth in Schedule 1.01(c). “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, or other entity, including a Governmental Authority. “Post-Closing Tax Period” means any Tax period (or portion of any Straddle Period) beginning after the Closing Date. “Post-Contribution Steps” means those steps and actions identified in the Contribution Steps Plan required to be taken by Edwards after the Contribution and before the Closing. “Pre-Closing Tax Period” means any Tax period (or portion of any Straddle Period) ending on or before the Closing Date. “Pre-Contribution Steps” means those steps and actions identified in the Contribution Steps Plan required to be completed by Edwards prior to the Contribution. “Privacy Policies” means all applicable policies, terms and conditions of any member of the Edwards Group that govern the collection, sharing and use of personal or personally identifiable information in the conduct of the Commercial Aviation Business. 16

“PTAX Rate” means the arithmetic average of the buying and selling rate (PTAX) for any two (2) currencies published by the Brazilian Central Bank on its website (http://www.bcb.gov.br/pt-br/#!/n/txcambio) (or, if such site or source is unavailable, its equivalent successor source or any other authoritative source as may be mutually agreed between Bulls Brazil and Edwards). “Real Property Leases” means all real property leases, subleases, licenses, occupancy agreements and other Contracts to which Edwards or any other member of the Edwards Group is a party or by which any of them is bound relating to the Leased Facilities, pursuant to which Edwards holds or has been granted the right to use or occupy, now or in the future, the Leased Facilities or any portion thereof, including any and all modifications, amendments, renewals, extensions and supplements thereto and any assignments thereof. “Related Party Contract” means any Contract relating to the Commercial Aviation Business between any member of the Company Group, on the one hand, and Edwards or any of its respective Affiliates (other than the members of the Company Group), on the other hand. “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, discharging, escaping, leaching, dumping, discarding, depositing, dispersing, migration, burying, abandoning or disposing on or into the Environment of any Hazardous Materials whether or not such Release is deemed a violation of Environmental Laws. “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Subsidiaries and Affiliates. “Retained Business” means, in each case as of the Closing, (a) the Lineage, Legacy and AEWC programs that use Commercial Aviation Business platforms; (b) the businesses conducted by each of OGMA - Indústria Aeronáutica de Portugal S.A. (“OGMA”), Atech Negócios em Tecnologias S.A., Savis Tecnologias e Sistemas S.A., Visiona Tecnologia Espacial S.A., Embraer Business Innovation Center, Inc. and Embraer Aero Seating Technologies (the “Excluded Companies”) and (c) any crop dusting business, including the Ipanema crop duster aircraft; provided that the businesses in clause (b) shall not include any businesses to the extent conducted as of the Closing by members of the Edwards Group (including the Company Group) outside of the Excluded Companies (for the avoidance of doubt, the businesses conducted by and in the Excluded Companies are, themselves, included in the Retained Business). “SEC” means the U.S. Securities and Exchange Commission. “Second Golden Share Approval” means the express or deemed approval by the Government of Brazil in respect of its Golden Share, pursuant to Section 9, paragraph 2, IV of the bylaws (estatuto social) of Edwards, whether by the affirmative vote by the Government of Brazil or the failure by the Government of Brazil to exercise its veto right at the Shareholder Meeting called for the Shareholder Approval, of the transfer of the Contributed Assets and Assumed Liabilities to the Company, the acquisition by Bulls Brazil of the Selling Shares and the Capital Raise, all on the terms, and subject to the conditions, of this Agreement, including the execution of this Agreement and the Ancillary Agreements, without any additional terms or 17 “PTAX Rate” means the arithmetic average of the buying and selling rate (PTAX) for any two (2) currencies published by the Brazilian Central Bank on its website (http://www.bcb.gov.br/pt-br/#!/n/txcambio) (or, if such site or source is unavailable, its equivalent successor source or any other authoritative source as may be mutually agreed between Bulls Brazil and Edwards). “Real Property Leases” means all real property leases, subleases, licenses, occupancy agreements and other Contracts to which Edwards or any other member of the Edwards Group is a party or by which any of them is bound relating to the Leased Facilities, pursuant to which Edwards holds or has been granted the right to use or occupy, now or in the future, the Leased Facilities or any portion thereof, including any and all modifications, amendments, renewals, extensions and supplements thereto and any assignments thereof. “Related Party Contract” means any Contract relating to the Commercial Aviation Business between any member of the Company Group, on the one hand, and Edwards or any of its respective Affiliates (other than the members of the Company Group), on the other hand. “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, discharging, escaping, leaching, dumping, discarding, depositing, dispersing, migration, burying, abandoning or disposing on or into the Environment of any Hazardous Materials whether or not such Release is deemed a violation of Environmental Laws. “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Subsidiaries and Affiliates. “Retained Business” means, in each case as of the Closing, (a) the Lineage, Legacy and AEWC programs that use Commercial Aviation Business platforms; (b) the businesses conducted by each of OGMA - Indústria Aeronáutica de Portugal S.A. (“OGMA”), Atech Negócios em Tecnologias S.A., Savis Tecnologias e Sistemas S.A., Visiona Tecnologia Espacial S.A., Embraer Business Innovation Center, Inc. and Embraer Aero Seating Technologies (the “Excluded Companies”) and (c) any crop dusting business, including the Ipanema crop duster aircraft; provided that the businesses in clause (b) shall not include any businesses to the extent conducted as of the Closing by members of the Edwards Group (including the Company Group) outside of the Excluded Companies (for the avoidance of doubt, the businesses conducted by and in the Excluded Companies are, themselves, included in the Retained Business). “SEC” means the U.S. Securities and Exchange Commission. “Second Golden Share Approval” means the express or deemed approval by the Government of Brazil in respect of its Golden Share, pursuant to Section 9, paragraph 2, IV of the bylaws (estatuto social) of Edwards, whether by the affirmative vote by the Government of Brazil or the failure by the Government of Brazil to exercise its veto right at the Shareholder Meeting called for the Shareholder Approval, of the transfer of the Contributed Assets and Assumed Liabilities to the Company, the acquisition by Bulls Brazil of the Selling Shares and the Capital Raise, all on the terms, and subject to the conditions, of this Agreement, including the execution of this Agreement and the Ancillary Agreements, without any additional terms or 17 conditions or any waiver, amendment, modification or supplement to this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, but excluding any Brazilian antitrust approval by CADE. “Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder. “Selling Shares Percentage” means a percentage equal to eighty percent (80%) of the result of (i) the Base Bulls Acquisition Value minus the Net Debt Amount divided by (ii) the Base Bulls Acquisition Value minus eighty percent (80%) of the Net Debt Amount. “Shareholder Approval” means the approval of the Shareholder Vote Proposals by the shareholders of Edwards with at least a majority of the valid votes at an extraordinary Shareholder Meeting properly called and held with the specific purpose of approving the Shareholder Vote Proposals. “Shareholder Meeting Materials” means the materials prepared by Edwards for the Shareholder Meeting (together with any amendments and supplements thereto) that are required by Law for the purpose of obtaining the Shareholders Approvals. “Shareholder Vote Proposals” means the proposals to approve the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements by the Edwards Group. “Shares” means the common stock and the preferred stock, all registered and with no par value, of the Company. “Straddle Period” means any Tax year or period beginning on or before the Closing Date and ending after the Closing Date. “Subsidiary” means, with respect to any given Person, any other Person the equity interests of which are wholly-owned, directly or indirectly, at the relevant time, by that Person (except for any equity interests issued or transferred to “nominee” equityholders (or the equivalent) as necessary or desirable under the Laws of the jurisdiction of formation of such corporation, limited liability company, partnership, association or other entity) but only for so long as they are wholly-owned. For the avoidance of doubt, each member of the Company Group shall only be deemed a Subsidiary of Edwards up to and until the Closing. “Superior Proposal” means a bona fide written proposal or offer with respect to any Competing Transaction (provided that, for purposes of this definition, references in the definition of Competing Transaction to “10% or more” shall be deemed references to “more than 50%”, and provided, further, that (b)(x)(iii) and (b)(y) of such defined term shall be excluded), that (i) did not result from a breach of Section 5.09, (ii) is for consideration that is at least one hundred and five percent (105%) of the sum of the Base Purchase Price and the Capital Raise Amount, and (iii) the Edwards Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory, financing, certainty and timing and other relevant aspects of such proposal and the Person making the proposal and its plans for the Commercial Aviation Business and such other factors 18 conditions or any waiver, amendment, modification or supplement to this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, but excluding any Brazilian antitrust approval by CADE. “Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder. “Selling Shares Percentage” means a percentage equal to eighty percent (80%) of the result of (i) the Base Bulls Acquisition Value minus the Net Debt Amount divided by (ii) the Base Bulls Acquisition Value minus eighty percent (80%) of the Net Debt Amount. “Shareholder Approval” means the approval of the Shareholder Vote Proposals by the shareholders of Edwards with at least a majority of the valid votes at an extraordinary Shareholder Meeting properly called and held with the specific purpose of approving the Shareholder Vote Proposals. “Shareholder Meeting Materials” means the materials prepared by Edwards for the Shareholder Meeting (together with any amendments and supplements thereto) that are required by Law for the purpose of obtaining the Shareholders Approvals. “Shareholder Vote Proposals” means the proposals to approve the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements by the Edwards Group. “Shares” means the common stock and the preferred stock, all registered and with no par value, of the Company. “Straddle Period” means any Tax year or period beginning on or before the Closing Date and ending after the Closing Date. “Subsidiary” means, with respect to any given Person, any other Person the equity interests of which are wholly-owned, directly or indirectly, at the relevant time, by that Person (except for any equity interests issued or transferred to “nominee” equityholders (or the equivalent) as necessary or desirable under the Laws of the jurisdiction of formation of such corporation, limited liability company, partnership, association or other entity) but only for so long as they are wholly-owned. For the avoidance of doubt, each member of the Company Group shall only be deemed a Subsidiary of Edwards up to and until the Closing. “Superior Proposal” means a bona fide written proposal or offer with respect to any Competing Transaction (provided that, for purposes of this definition, references in the definition of Competing Transaction to “10% or more” shall be deemed references to “more than 50%”, and provided, further, that (b)(x)(iii) and (b)(y) of such defined term shall be excluded), that (i) did not result from a breach of Section 5.09, (ii) is for consideration that is at least one hundred and five percent (105%) of the sum of the Base Purchase Price and the Capital Raise Amount, and (iii) the Edwards Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory, financing, certainty and timing and other relevant aspects of such proposal and the Person making the proposal and its plans for the Commercial Aviation Business and such other factors 18 that are deemed relevant by the Edwards Board, is on terms more favorable to the Edwards Group than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement that may be proposed by Bulls Brazil at such time) and the Ancillary Agreements, taken as a whole. “Target Closing Date Modified Net Asset Amount” means an amount equal to two hundred twenty-five million dollars ($225,000,000). “Tax” (and, with correlative meaning, “Taxes”, “Taxable” and “Taxation”) means, without duplication, (i) taxes, charges, fees, contributions, social contributions, contributions on economic intervention imposts, levies or any other assessments imposed by any Tax Authority, of any country, state, province or municipality, including all income, profits, revenues, franchise, services, receipts, gross receipts, margin, capital, financial, net worth, sales, use, excise, recording, real estate, real estate transfer, escheat, unclaimed property, withholding, alternative minimum or add on, ad valorem, inventory, payroll, estimated, goods and services, employment, welfare, social security, disability, occupation, unemployment, general business, premium, real property, personal property, capital stock, stock transfer, stamp, transfer, documentary, conveyance, production, windfall profits, pension, duties, customs duties, contributions on import transactions, value added and other similar taxes, withholdings, duties, charges, fees, levies, imposts, license and registration fees, governmental charges and assessments, including related interest, penalties, fines, additions to tax and expenses levied by any national, federal, state and local Tax Authority, (ii) any Liability for the payment of amounts described in clause (i) whether as a result of transferee liability, joint and several or secondary liability for being a member of an affiliated, consolidated, combined, unitary or other economic group (defined within the meaning of Section 1504(a) of the Code or any similar provision of foreign, state, provincial or local applicable Law), including under Section 1.1502-6 of the Treasury Regulations for any period, or payable by reason of contract assumption, operation of Law, or otherwise and (iii) any Liability for the payment of amounts described in clause (i) or clause (ii) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement. “Tax Authority” means any national, federal, state, local, or municipal Governmental Authority exercising authority to charge, audit, regulate and/or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the IRS). “Tax Return” means any report, return, estimate, statement, notice, form, Tax election, declaration, claim for refund or other document filed or required to be filed with any Tax Authority relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof. “Third Party” means any Person, other than the Parties or their respective Affiliates. “Third Party Claim” means any Legal Proceeding brought by a Third Party. “Tooling” means any moulds, jigs, templates, dies, fixtures, inspections gauges and other devices, such as platforms, slings and transporters, used and customized for the manufacture, installation and assembly of aviation and other Edwards Group products. 19 that are deemed relevant by the Edwards Board, is on terms more favorable to the Edwards Group than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement that may be proposed by Bulls Brazil at such time) and the Ancillary Agreements, taken as a whole. “Target Closing Date Modified Net Asset Amount” means an amount equal to two hundred twenty-five million dollars ($225,000,000). “Tax” (and, with correlative meaning, “Taxes”, “Taxable” and “Taxation”) means, without duplication, (i) taxes, charges, fees, contributions, social contributions, contributions on economic intervention imposts, levies or any other assessments imposed by any Tax Authority, of any country, state, province or municipality, including all income, profits, revenues, franchise, services, receipts, gross receipts, margin, capital, financial, net worth, sales, use, excise, recording, real estate, real estate transfer, escheat, unclaimed property, withholding, alternative minimum or add on, ad valorem, inventory, payroll, estimated, goods and services, employment, welfare, social security, disability, occupation, unemployment, general business, premium, real property, personal property, capital stock, stock transfer, stamp, transfer, documentary, conveyance, production, windfall profits, pension, duties, customs duties, contributions on import transactions, value added and other similar taxes, withholdings, duties, charges, fees, levies, imposts, license and registration fees, governmental charges and assessments, including related interest, penalties, fines, additions to tax and expenses levied by any national, federal, state and local Tax Authority, (ii) any Liability for the payment of amounts described in clause (i) whether as a result of transferee liability, joint and several or secondary liability for being a member of an affiliated, consolidated, combined, unitary or other economic group (defined within the meaning of Section 1504(a) of the Code or any similar provision of foreign, state, provincial or local applicable Law), including under Section 1.1502-6 of the Treasury Regulations for any period, or payable by reason of contract assumption, operation of Law, or otherwise and (iii) any Liability for the payment of amounts described in clause (i) or clause (ii) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement. “Tax Authority” means any national, federal, state, local, or municipal Governmental Authority exercising authority to charge, audit, regulate and/or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the IRS). “Tax Return” means any report, return, estimate, statement, notice, form, Tax election, declaration, claim for refund or other document filed or required to be filed with any Tax Authority relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof. “Third Party” means any Person, other than the Parties or their respective Affiliates. “Third Party Claim” means any Legal Proceeding brought by a Third Party. “Tooling” means any moulds, jigs, templates, dies, fixtures, inspections gauges and other devices, such as platforms, slings and transporters, used and customized for the manufacture, installation and assembly of aviation and other Edwards Group products. 19

“Transaction Expenses” means, in each case, to the extent not paid in full as of the Adjustment Time, all fees, costs, expenses and other amounts incurred by the Company Group or any member thereof (whether directly or for the benefit of any member of the Edwards Group or their respective Representatives), or to which any of them has become obligated to pay, in each case prior to Closing, in connection with any and all of the preparation, negotiation, execution, delivery and performance of, and investigation and diligence for, this Agreement, the Ancillary Agreements, the Bylaws and the transactions contemplated hereby and thereby (including the Contribution and the Capital Raise), including any retention, change of control, severance and other similar payments triggered by the occurrence of the transactions contemplated hereby and thereby (and not by any actions of Bulls Brazil or its Affiliates after the Closing) and the employer portion of payroll Taxes thereon, and accounting, legal, consulting and other professional service fees, expenses and disbursements of consultants, advisors, financing sources (including any cost, expense, fee, premium or penalty associated with any outstanding Indebtedness that is incurred or triggered in connection with the Contribution or the Capital Raise) and other Representatives; provided that, notwithstanding the foregoing, “Transaction Expenses” shall not include: (x) Liabilities under any Retention Program or any other retention or severance agreement entered into at the instruction of Bulls Brazil and, in each case, the employer portion of payroll Taxes thereon, (y) any fees or expenses incurred by or on behalf of Bulls Brazil or its Affiliates (other than the Company Group or any member thereof) in connection with the transactions contemplated by this Agreement whether or not billed or accrued (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers, accountants), and (z) any financing costs associated with the financing of the transactions contemplated by this Agreement by Bulls Brazil or its Affiliates. “Transfer Taxes” means all federal, state, local and foreign transfer, documentary, duties or sales, excise, use, recording, value-added, stamp, registration, recording, real and personal property, stock transfer, such as federal excise tax (IPI), state value added tax (ICMS), social contribution on gross revenues (PIS and COFINS), tax on transfer on real estate properties (ITBI), financial tax (IOF) and any similar Taxes (including any penalties and interest and excluding for the avoidance of doubt any Taxes imposed on the basis of net profits or income) applicable to, imposed upon, arising out of, or incurred in connection with the Contribution, the sale of Selling Shares, and the Capital Raise. “Treasury Regulations” means the U.S. Federal Income Tax Regulations promulgated under the Code. “Willful Breach” means a breach of this Agreement that has resulted from either (i) Fraud or (ii) a deliberate act or a deliberate failure to act with actual knowledge at the time of such act or failure to act that the act or failure to act constituted, or would reasonably be expected to result in, such a breach of this Agreement. The following terms have the meanings provided for in the Sections set forth below: 20 “Transaction Expenses” means, in each case, to the extent not paid in full as of the Adjustment Time, all fees, costs, expenses and other amounts incurred by the Company Group or any member thereof (whether directly or for the benefit of any member of the Edwards Group or their respective Representatives), or to which any of them has become obligated to pay, in each case prior to Closing, in connection with any and all of the preparation, negotiation, execution, delivery and performance of, and investigation and diligence for, this Agreement, the Ancillary Agreements, the Bylaws and the transactions contemplated hereby and thereby (including the Contribution and the Capital Raise), including any retention, change of control, severance and other similar payments triggered by the occurrence of the transactions contemplated hereby and thereby (and not by any actions of Bulls Brazil or its Affiliates after the Closing) and the employer portion of payroll Taxes thereon, and accounting, legal, consulting and other professional service fees, expenses and disbursements of consultants, advisors, financing sources (including any cost, expense, fee, premium or penalty associated with any outstanding Indebtedness that is incurred or triggered in connection with the Contribution or the Capital Raise) and other Representatives; provided that, notwithstanding the foregoing, “Transaction Expenses” shall not include: (x) Liabilities under any Retention Program or any other retention or severance agreement entered into at the instruction of Bulls Brazil and, in each case, the employer portion of payroll Taxes thereon, (y) any fees or expenses incurred by or on behalf of Bulls Brazil or its Affiliates (other than the Company Group or any member thereof) in connection with the transactions contemplated by this Agreement whether or not billed or accrued (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers, accountants), and (z) any financing costs associated with the financing of the transactions contemplated by this Agreement by Bulls Brazil or its Affiliates. “Transfer Taxes” means all federal, state, local and foreign transfer, documentary, duties or sales, excise, use, recording, value-added, stamp, registration, recording, real and personal property, stock transfer, such as federal excise tax (IPI), state value added tax (ICMS), social contribution on gross revenues (PIS and COFINS), tax on transfer on real estate properties (ITBI), financial tax (IOF) and any similar Taxes (including any penalties and interest and excluding for the avoidance of doubt any Taxes imposed on the basis of net profits or income) applicable to, imposed upon, arising out of, or incurred in connection with the Contribution, the sale of Selling Shares, and the Capital Raise. “Treasury Regulations” means the U.S. Federal Income Tax Regulations promulgated under the Code. “Willful Breach” means a breach of this Agreement that has resulted from either (i) Fraud or (ii) a deliberate act or a deliberate failure to act with actual knowledge at the time of such act or failure to act that the act or failure to act constituted, or would reasonably be expected to result in, such a breach of this Agreement. The following terms have the meanings provided for in the Sections set forth below: 20

Term Section Accounts Receivable ....................................................................................... Section 2.02(a)(v) Actual Amount .............................................................................................. Section 2.08(d)(iii) Adverse Recommendation Change ..................................................................... Section 5.07(a) Anti-Corruption Laws ......................................................................................... Section 3.23(a) Applicable Rate ................................................................................................... Section 2.08(e) Assumed Debt Amount ................................................................................... Section 2.03(a)(i) Assumed Liabilities ............................................................................................ Section 2.03(a) Assumed Product Liability Claims ............................................................... Section 2.03(a)(iii) Assumed Retiree Health Benefits ................................................................. Section 2.03(a)(iv) Base Purchase Price ...................................................................................... Section 2.04(a)(iii) BMA .......................................................................................................................Section 12.16 Bulls Brazil ................................................................................................................... Preamble Bulls Brazil Amount ....................................................................................... Section 2.08(d)(i) Bulls Brazil Disclosure Schedules .............................................................................. Article IV Bulls Brazil Indemnified Person .............................................................................Section 11.02 Bulls Brazil Non-Solicit ...................................................................................... Section 5.20(b) Bulls Parent ................................................................................................................... Preamble CA Business .................................................................................................................... Article I Cap .................................................................................................................... Section 11.04(a) Capital Raise ................................................................................................. Section 2.04(a)(iv) Capital Raise Amount ..................................................................................... Section 2.04(a)(v) Carve-Out Balance Sheet .................................................................................... Section 3.06(b) Carve-Out Financial Statements ......................................................................... Section 3.06(b) Claim Amount ................................................................................................... Section 11.05(a) Claim Reply Period ............................................................................................ Section 11.05(b) Closing .....................................................................................................................Section 2.06 Closing Balance Sheet .................................................................................. Section 2.08(a)(iv) Closing Conditions.............................................................................................. Section 2.04(a) Closing Date.............................................................................................................Section 2.06 Closing Date Calculations.............................................................................. Section 2.08(a)(ii) Closing Date Payment................................................................................... Section 2.04(a)(iii) Closing Shareholders’ Meeting........................................................................... Section 2.04(e) Closing Statement ............................................................................................... Section 2.08(a) Company ....................................................................................................................... Preamble Company Group Benefit Plans ........................................................................... Section 7.02(b) Company Preferred Supply Agreement ...................................................................Section 5.15 Company Subsidiaries ................................................................................ Section 2.02(a)(xiii) Continuing Employees .............................................................................................Section 7.03 Contributed Assets .............................................................................................. Section 2.02(a) Contributed Cash ......................................................................................... Section 2.02(a)(xii) Contributed Contracts ................................................................................... Section 2.02(a)(iv) Contributed Facilities ...................................................................................... Section 2.02(a)(i) Contributed Inventory ................................................................................... Section 2.02(a)(iii) Contributed IP ............................................................................................... Section 2.02(a)(vi) 21 Term Section Accounts Receivable ....................................................................................... Section 2.02(a)(v) Actual Amount .............................................................................................. Section 2.08(d)(iii) Adverse Recommendation Change ..................................................................... Section 5.07(a) Anti-Corruption Laws ......................................................................................... Section 3.23(a) Applicable Rate ................................................................................................... Section 2.08(e) Assumed Debt Amount ................................................................................... Section 2.03(a)(i) Assumed Liabilities ............................................................................................ Section 2.03(a) Assumed Product Liability Claims ............................................................... Section 2.03(a)(iii) Assumed Retiree Health Benefits ................................................................. Section 2.03(a)(iv) Base Purchase Price ...................................................................................... Section 2.04(a)(iii) BMA .......................................................................................................................Section 12.16 Bulls Brazil ................................................................................................................... Preamble Bulls Brazil Amount ....................................................................................... Section 2.08(d)(i) Bulls Brazil Disclosure Schedules .............................................................................. Article IV Bulls Brazil Indemnified Person .............................................................................Section 11.02 Bulls Brazil Non-Solicit ...................................................................................... Section 5.20(b) Bulls Parent ................................................................................................................... Preamble CA Business .................................................................................................................... Article I Cap .................................................................................................................... Section 11.04(a) Capital Raise ................................................................................................. Section 2.04(a)(iv) Capital Raise Amount ..................................................................................... Section 2.04(a)(v) Carve-Out Balance Sheet .................................................................................... Section 3.06(b) Carve-Out Financial Statements ......................................................................... Section 3.06(b) Claim Amount ................................................................................................... Section 11.05(a) Claim Reply Period ............................................................................................ Section 11.05(b) Closing .....................................................................................................................Section 2.06 Closing Balance Sheet .................................................................................. Section 2.08(a)(iv) Closing Conditions.............................................................................................. Section 2.04(a) Closing Date.............................................................................................................Section 2.06 Closing Date Calculations.............................................................................. Section 2.08(a)(ii) Closing Date Payment................................................................................... Section 2.04(a)(iii) Closing Shareholders’ Meeting........................................................................... Section 2.04(e) Closing Statement ............................................................................................... Section 2.08(a) Company ....................................................................................................................... Preamble Company Group Benefit Plans ........................................................................... Section 7.02(b) Company Preferred Supply Agreement ...................................................................Section 5.15 Company Subsidiaries ................................................................................ Section 2.02(a)(xiii) Continuing Employees .............................................................................................Section 7.03 Contributed Assets .............................................................................................. Section 2.02(a) Contributed Cash ......................................................................................... Section 2.02(a)(xii) Contributed Contracts ................................................................................... Section 2.02(a)(iv) Contributed Facilities ...................................................................................... Section 2.02(a)(i) Contributed Inventory ................................................................................... Section 2.02(a)(iii) Contributed IP ............................................................................................... Section 2.02(a)(vi) 21

Contributed Tangible Personal Property ......................................................... Section 2.02(a)(ii) Contribution .............................................................................................................Section 2.01 Contribution Agreement .................................................................................................. Recitals Contribution Steps Plan ...........................................................................................Section 2.01 Controlling Party ................................................................................................. Section 6.04(c) Covered Insurance Claim .........................................................................................Section 5.19 Deductible ......................................................................................................... Section 11.04(a) Disclosing Party .............................................................................................................. Article I Dispute .............................................................................................................. Section 12.08(a) Edwards........................................................................................................................ Preamble Edwards Amount ............................................................................................ Section 2.08(d)(ii) Edwards Audited Financial Statements .............................................................. Section 3.06(a) Edwards Benefit Plans ......................................................................................... Section 3.17(a) Edwards Board ................................................................................................................ Recitals Edwards Disclosure Schedules ................................................................................... Article III Edwards Financial Advisor ................................................................................. Section 3.14(a) Edwards Financial Statements ............................................................................ Section 3.06(a) Edwards Indemnified Person .................................................................................Section 11.03 Edwards Pension Plan ......................................................................................... Section 7.02(c) Edwards Preferred Supply Agreement .....................................................................Section 5.15 Edwards Proprietary Software ...................................................................................... Article I Edwards Representative ...................................................................................... Section 3.23(a) ELEB............................................................................................................................... Recitals Engineering Services Agreement ..............................................................................Section 5.15 Estimated Calculations.................................................................................... Section 2.07(a)(i) Estimated Closing Balance Sheet ................................................................... Section 2.07(a)(ii) Excluded Assets .................................................................................................. Section 2.02(b) Excluded Companies ...................................................................................................... Article I Excluded Contracts ....................................................................................... Section 2.02(b)(iv) Excluded Inventory ....................................................................................... Section 2.02(b)(iii) Excluded Liabilities ............................................................................................ Section 2.03(b) Excluded Product Liability Claims ............................................................... Section 2.03(a)(iii) Expert Calculations ............................................................................................. Section 2.08(c) Facilities Use Agreement .........................................................................................Section 5.15 FCPA................................................................................................................... Section 3.23(a) Final Statement ................................................................................................... Section 2.08(c) Fundamental Representation .............................................................................. Section 11.01(a) General Services Agreement....................................................................................Section 5.15 Government Official ............................................................................................ Section 3.23(b) ICDR ................................................................................................................. Section 12.08(a) ICDR Rules ....................................................................................................... Section 12.08(a) Initial Termination Date ................................................................................ Section 10.01(b)(i) Insurance Policies ....................................................................................................Section 3.25 Intellectual Property License Agreement.................................................................Section 5.15 Intended U.S. Tax Treatment ...................................................................................Section 2.05 Issued Shares ................................................................................................. Section 2.04(a)(iv) 22 Contributed Tangible Personal Property ........................................................ Section 2.02(a)(ii) Contribution ..............................................................................................................Section 2.01 Contribution Agreement ................................................................................................. Recitals Contribution Steps Plan ...........................................................................................Section 2.01 Controlling Party .................................................................................................. Section 6.04(c) Covered Insurance Claim .........................................................................................Section 5.19 Deductible ......................................................................................................... Section 11.04(a) Disclosing Party .............................................................................................................. Article I Dispute .............................................................................................................. Section 12.08(a) Edwards........................................................................................................................ Preamble Edwards Amount ............................................................................................ Section 2.08(d)(ii) Edwards Audited Financial Statements .............................................................. Section 3.06(a) Edwards Benefit Plans ......................................................................................... Section 3.17(a) Edwards Board ................................................................................................................ Recitals Edwards Disclosure Schedules ................................................................................... Article III Edwards Financial Advisor ................................................................................. Section 3.14(a) Edwards Financial Statements ............................................................................ Section 3.06(a) Edwards Indemnified Person .................................................................................Section 11.03 Edwards Pension Plan ......................................................................................... Section 7.02(c) Edwards Preferred Supply Agreement .....................................................................Section 5.15 Edwards Proprietary Software ...................................................................................... Article I Edwards Representative ...................................................................................... Section 3.23(a) ELEB............................................................................................................................... Recitals Engineering Services Agreement ..............................................................................Section 5.15 Estimated Calculations.................................................................................... Section 2.07(a)(i) Estimated Closing Balance Sheet ................................................................... Section 2.07(a)(ii) Excluded Assets .................................................................................................. Section 2.02(b) Excluded Companies ...................................................................................................... Article I Excluded Contracts ....................................................................................... Section 2.02(b)(iv) Excluded Inventory ....................................................................................... Section 2.02(b)(iii) Excluded Liabilities ............................................................................................ Section 2.03(b) Excluded Product Liability Claims ............................................................... Section 2.03(a)(iii) Expert Calculations ............................................................................................. Section 2.08(c) Facilities Use Agreement .........................................................................................Section 5.15 FCPA................................................................................................................... Section 3.23(a) Final Statement ................................................................................................... Section 2.08(c) Fundamental Representation .............................................................................. Section 11.01(a) General Services Agreement....................................................................................Section 5.15 Government Official ............................................................................................ Section 3.23(b) ICDR ................................................................................................................. Section 12.08(a) ICDR Rules ....................................................................................................... Section 12.08(a) Initial Termination Date ................................................................................ Section 10.01(b)(i) Insurance Policies ....................................................................................................Section 3.25 Intellectual Property License Agreement.................................................................Section 5.15 Intended U.S. Tax Treatment ...................................................................................Section 2.05 Issued Shares ................................................................................................. Section 2.04(a)(iv) 22

KC JV Closing ..................................................................................................... Section 8.02(k) Leased Facilities.............................................................................................. Section 2.02(a)(i) Maintenance Services Agreements ..........................................................................Section 5.15 Material Contract ................................................................................................ Section 3.15(a) Material Support Agreements ..................................................................................Section 5.15 Neutral Auditor ................................................................................................... Section 2.08(c) Non-Solicitation Period ...................................................................................... Section 5.20(a) Notice of Claim ................................................................................................. Section 11.05(a) Objection Notice ................................................................................................. Section 2.08(b) OFAC ................................................................................................................... Section 3.24(a) OGMA ............................................................................................................................ Article I Owned Facilities ............................................................................................. Section 2.02(a)(i) Parties ........................................................................................................................... Preamble Party .............................................................................................................................. Preamble Per Claim Threshold ......................................................................................... Section 11.04(a) Pre-Closing Period ...................................................................................................Section 5.01 Preferred Supply Agreements ...................................................................................Section 5.15 Preliminary Statement ......................................................................................... Section 2.07(a) Privileged Communications ....................................................................................Section 12.16 Receiving Party .............................................................................................................. Article I Regulatory Approvals ......................................................................................... Section 5.05(a) Regulatory Requirements.................................................................................... Section 5.05(d) Replacement Contract ......................................................................................... Section 5.14(d) Reply Certificate ............................................................................................... Section 11.05(b) Required Consents ...................................................................................................Section 5.06 Research and Development Agreement ...................................................................Section 5.15 Resolution Period ................................................................................................ Section 2.08(b) Retained Edwards Facilities ............................................................................ Section 2.02(b)(i) Retention Program .............................................................................................. Section 7.04(b) Review Period ...................................................................................................... Section 2.08(b) ROFR .......................................................................................................................Section 3.03 Sanctions ............................................................................................................. Section 3.24(a) Selling Shares.................................................................................................. Section 2.04(a)(i) Shared Contracts ................................................................................................. Section 5.14(d) Shareholder Meeting ........................................................................................... Section 5.08(a) Shareholders’ Agreement.........................................................................................Section 5.15 Skadden ..................................................................................................................Section 12.16 SOW ............................................................................................................................... Article I Step-In Rights ...........................................................................................................Section 5.24 Sublease ....................................................................................................................Section 5.15 Supplemental Claim Reply Period .................................................................... Section 11.05(b) Supply Chain Cooperation Agreement ....................................................................Section 5.15 TAC............................................................................................................... Section 3.15(a)(iii) Tax Arbiter ......................................................................................................... Section 2.10(b) Tax Contest .......................................................................................................... Section 6.04(a) Tax Incentives and Benefits ............................................................................... Section 3.12(m) 23 KC JV Closing .................................................................................................... Section 8.02(k) Leased Facilities.............................................................................................. Section 2.02(a)(i) Maintenance Services Agreements ..........................................................................Section 5.15 Material Contract ................................................................................................. Section 3.15(a) Material Support Agreements ..................................................................................Section 5.15 Neutral Auditor ................................................................................................... Section 2.08(c) Non-Solicitation Period ...................................................................................... Section 5.20(a) Notice of Claim ................................................................................................. Section 11.05(a) Objection Notice .................................................................................................. Section 2.08(b) OFAC .................................................................................................................. Section 3.24(a) OGMA ........................................................................................................................... Article I Owned Facilities ............................................................................................. Section 2.02(a)(i) Parties ........................................................................................................................... Preamble Party .............................................................................................................................. Preamble Per Claim Threshold ......................................................................................... Section 11.04(a) Pre-Closing Period ...................................................................................................Section 5.01 Preferred Supply Agreements ...................................................................................Section 5.15 Preliminary Statement ......................................................................................... Section 2.07(a) Privileged Communications ....................................................................................Section 12.16 Receiving Party .............................................................................................................. Article I Regulatory Approvals ......................................................................................... Section 5.05(a) Regulatory Requirements.................................................................................... Section 5.05(d) Replacement Contract ......................................................................................... Section 5.14(d) Reply Certificate ............................................................................................... Section 11.05(b) Required Consents ...................................................................................................Section 5.06 Research and Development Agreement ...................................................................Section 5.15 Resolution Period ................................................................................................ Section 2.08(b) Retained Edwards Facilities ............................................................................ Section 2.02(b)(i) Retention Program .............................................................................................. Section 7.04(b) Review Period ...................................................................................................... Section 2.08(b) ROFR .......................................................................................................................Section 3.03 Sanctions ............................................................................................................. Section 3.24(a) Selling Shares.................................................................................................. Section 2.04(a)(i) Shared Contracts ................................................................................................. Section 5.14(d) Shareholder Meeting ........................................................................................... Section 5.08(a) Shareholders’ Agreement.........................................................................................Section 5.15 Skadden ..................................................................................................................Section 12.16 SOW ............................................................................................................................... Article I Step-In Rights ...........................................................................................................Section 5.24 Sublease ....................................................................................................................Section 5.15 Supplemental Claim Reply Period .................................................................... Section 11.05(b) Supply Chain Cooperation Agreement ....................................................................Section 5.15 TAC............................................................................................................... Section 3.15(a)(iii) Tax Arbiter ......................................................................................................... Section 2.10(b) Tax Contest .......................................................................................................... Section 6.04(a) Tax Incentives and Benefits ............................................................................... Section 3.12(m) 23

Termination Date ........................................................................................... Section 10.01(b)(i) Third Party Consents................................................................................................Section 5.06 Total Tax Cost..................................................................................................... Section 2.10(a) Trademarks .................................................................................................................... Article I Transaction Process Matters .......................................................................... Section 2.02(b)(x) Used Facility………………………………………………………………..Section 2.02(a)(iii) Voting Recommendation ................................................................................................. Recitals 24 Termination Date .......................................................................................... Section 10.01(b)(i) Third Party Consents................................................................................................Section 5.06 Total Tax Cost..................................................................................................... Section 2.10(a) Trademarks .................................................................................................................... Article I Transaction Process Matters .......................................................................... Section 2.02(b)(x) Used Facility………………………………………………………………..Section 2.02(a)(iii) Voting Recommendation ................................................................................................. Recitals 24

ARTICLE II CONTRIBUTION, PURCHASE AND SALE OF SHARES AND CAPITAL RAISE 2.01 Contribution of Certain Assets and Assumption of Certain Liabilities. Upon the terms and subject to the conditions of this Agreement and in accordance with the Contribution steps plan attached hereto as Exhibit C (the “Contribution Steps Plan”), on or prior to the Closing, the following shall occur (the “Contribution”): (a) Edwards shall, and shall cause its Affiliates to, contribute, assign, transfer, convey and deliver to the Company, either directly or by the contribution to the Company of one or more Edwards’ Subsidiaries, and the Company, prior to the Closing, shall have received from or been conveyed by Edwards and its Affiliates, all right, title and interest in and to the Contributed Assets, which as of the Closing Date, shall be free and clear of any Encumbrances (other than Permitted Encumbrances); (b) the Company or one of its Subsidiaries shall prior to the Closing Date assume the Assumed Liabilities; and (c) the Company shall issue common Shares and redeemable preferred Shares to Edwards, which common Shares and redeemable preferred Shares shall have the rights and preferences that are the same as those set forth in paragraphs 1, 2 and 3 of Article 5 of the Bylaws. The issuance of the common Shares and of the redeemable preferred Shares to Edwards as provided in Section 2.01(c) shall be in exchange for the Contribution of the Contributed Assets and assumption of the Assumed Liabilities, with the redeemable preferred Shares deemed to be partial consideration for the Company Subsidiaries for all U.S. Tax purposes. The redeemable preferred Shares shall be issued to Edwards at their fair market value of two hundred fifty thousand dollars ($250,000), and Edwards shall amend the Company’s bylaws as part of the Contribution in order to provide for such redeemable preferred Shares. 2.02 Contributed and Excluded Assets. (a) Contributed Assets. The “Contributed Assets” shall consist of all of the following Assets (other than the Excluded Assets), regardless of whether such Assets are contributed by Edwards and its Affiliates directly to the Company or indirectly by the contribution of one of Edwards’ Subsidiaries holding certain of the Contributed Assets such that as of the Closing Date the Company Group shall own and hold all of the Contributed Assets: (i) each parcel of real property set forth on Schedule 2.02(a)(i), including all facilities, buildings and other structures thereon and all fixtures and appurtenances thereto, and all other improvements in connection therewith (the “Owned Facilities”), and each leasehold or right of use set forth on Schedule 2.02(a)(i), including all improvements in connection therewith (the 25 ARTICLE II CONTRIBUTION, PURCHASE AND SALE OF SHARES AND CAPITAL RAISE 2.01 Contribution of Certain Assets and Assumption of Certain Liabilities. Upon the terms and subject to the conditions of this Agreement and in accordance with the Contribution steps plan attached hereto as Exhibit C (the “Contribution Steps Plan”), on or prior to the Closing, the following shall occur (the “Contribution”): (a) Edwards shall, and shall cause its Affiliates to, contribute, assign, transfer, convey and deliver to the Company, either directly or by the contribution to the Company of one or more Edwards’ Subsidiaries, and the Company, prior to the Closing, shall have received from or been conveyed by Edwards and its Affiliates, all right, title and interest in and to the Contributed Assets, which as of the Closing Date, shall be free and clear of any Encumbrances (other than Permitted Encumbrances); (b) the Company or one of its Subsidiaries shall prior to the Closing Date assume the Assumed Liabilities; and (c) the Company shall issue common Shares and redeemable preferred Shares to Edwards, which common Shares and redeemable preferred Shares shall have the rights and preferences that are the same as those set forth in paragraphs 1, 2 and 3 of Article 5 of the Bylaws. The issuance of the common Shares and of the redeemable preferred Shares to Edwards as provided in Section 2.01(c) shall be in exchange for the Contribution of the Contributed Assets and assumption of the Assumed Liabilities, with the redeemable preferred Shares deemed to be partial consideration for the Company Subsidiaries for all U.S. Tax purposes. The redeemable preferred Shares shall be issued to Edwards at their fair market value of two hundred fifty thousand dollars ($250,000), and Edwards shall amend the Company’s bylaws as part of the Contribution in order to provide for such redeemable preferred Shares. 2.02 Contributed and Excluded Assets. (a) Contributed Assets. The “Contributed Assets” shall consist of all of the following Assets (other than the Excluded Assets), regardless of whether such Assets are contributed by Edwards and its Affiliates directly to the Company or indirectly by the contribution of one of Edwards’ Subsidiaries holding certain of the Contributed Assets such that as of the Closing Date the Company Group shall own and hold all of the Contributed Assets: (i) each parcel of real property set forth on Schedule 2.02(a)(i), including all facilities, buildings and other structures thereon and all fixtures and appurtenances thereto, and all other improvements in connection therewith (the “Owned Facilities”), and each leasehold or right of use set forth on Schedule 2.02(a)(i), including all improvements in connection therewith (the 25

“Leased Facilities”, and together with the Owned Facilities, the “Contributed Facilities”), as well as all appurtenants or easements providing for or enabling the delivery and furnishing of electric, gas, fuel, water and other utility services to the Contributed Facilities; (ii) (A) all machinery, equipment, equipment subassemblies, tools, spare and replacement parts, packaging materials, storage and shipping materials, vehicles, computer-related hardware (including servers, routers, desktops, laptops, peripherals and mobile computing devices), physical or tangible materials embodying any Contributed IP, furnishings, office equipment and supplies, telephone and communications equipment and any other tangible personal property or other such tangible Assets (in each case, other than Tooling used exclusively in the Retained Business or any other businesses of the Edwards Group (other than the Commercial Aviation Business) and intangible IT Assets), in each case, located at any of the Contributed Facilities, and those items listed on Schedule 2.02(a)(ii), (B) any Tooling used in the Commercial Aviation Business regardless of location, and (C) all intangible IT Assets (including those used by engineering and quality functions) used in any way in the Commercial Aviation Business regardless of location (all of the foregoing from clauses (A) and (B), collectively, the “Contributed Tangible Personal Property”); provided that Edwards shall not be required to deliver (notwithstanding its obligation to convey title to) at Closing any Tooling to the extent continued possession is required by any member of the Edwards Group to perform its obligations under the Edwards Preferred Supply Agreement or General Services Agreement; (iii) all inventory, including raw materials, spares, work-in-process and finished goods inventories either (A) located at any of the Contributed Facilities, (B) used or held for use in respect of any Commercial Aviation Business platform or program and located at any facility to which the Company or any of its Subsidiaries has access, use, entry or pass-through rights and/or occupancy rights under the Facilities Use Agreement or the Sublease (a “Used Facility”) or (C) held in consignment by any Third Party for delivery to (x) a Contributed Facility or (y) a Used Facility for use in the Commercial Aviation Business, other than, in the case of clauses (B) and (C)(y), any such inventory required by Edwards to perform under the Edwards Preferred Supply Agreement (collectively, clauses (A), (B) and (C), the “Contributed Inventory”); (iv) each Contract to which Edwards or any other member of the Edwards Group is a party or by which any of them is bound (A) pursuant to which any Contributed IP is licensed from any Third Parties, (B) pursuant to which any Contributed Facility is leased from any Third Parties or which Edwards or any other member of the Edwards Group has a right to use under any form, (C) that is set forth in Section 3.15 of the Edwards Disclosure Schedules, (D) that relates primarily to the Commercial Aviation Business and is not required, or, with respect to Contracts entered into after the date hereof, would not have been required, to be set forth on Section 3.15 of the Edwards Disclosure Schedules, (E) that is entered into after the date hereof that would have been a Material Contract 26 “Leased Facilities”, and together with the Owned Facilities, the “Contributed Facilities”), as well as all appurtenants or easements providing for or enabling the delivery and furnishing of electric, gas, fuel, water and other utility services to the Contributed Facilities; (ii) (A) all machinery, equipment, equipment subassemblies, tools, spare and replacement parts, packaging materials, storage and shipping materials, vehicles, computer-related hardware (including servers, routers, desktops, laptops, peripherals and mobile computing devices), physical or tangible materials embodying any Contributed IP, furnishings, office equipment and supplies, telephone and communications equipment and any other tangible personal property or other such tangible Assets (in each case, other than Tooling used exclusively in the Retained Business or any other businesses of the Edwards Group (other than the Commercial Aviation Business) and intangible IT Assets), in each case, located at any of the Contributed Facilities, and those items listed on Schedule 2.02(a)(ii), (B) any Tooling used in the Commercial Aviation Business regardless of location, and (C) all intangible IT Assets (including those used by engineering and quality functions) used in any way in the Commercial Aviation Business regardless of location (all of the foregoing from clauses (A) and (B), collectively, the “Contributed Tangible Personal Property”); provided that Edwards shall not be required to deliver (notwithstanding its obligation to convey title to) at Closing any Tooling to the extent continued possession is required by any member of the Edwards Group to perform its obligations under the Edwards Preferred Supply Agreement or General Services Agreement; (iii) all inventory, including raw materials, spares, work-in-process and finished goods inventories either (A) located at any of the Contributed Facilities, (B) used or held for use in respect of any Commercial Aviation Business platform or program and located at any facility to which the Company or any of its Subsidiaries has access, use, entry or pass-through rights and/or occupancy rights under the Facilities Use Agreement or the Sublease (a “Used Facility”) or (C) held in consignment by any Third Party for delivery to (x) a Contributed Facility or (y) a Used Facility for use in the Commercial Aviation Business, other than, in the case of clauses (B) and (C)(y), any such inventory required by Edwards to perform under the Edwards Preferred Supply Agreement (collectively, clauses (A), (B) and (C), the “Contributed Inventory”); (iv) each Contract to which Edwards or any other member of the Edwards Group is a party or by which any of them is bound (A) pursuant to which any Contributed IP is licensed from any Third Parties, (B) pursuant to which any Contributed Facility is leased from any Third Parties or which Edwards or any other member of the Edwards Group has a right to use under any form, (C) that is set forth in Section 3.15 of the Edwards Disclosure Schedules, (D) that relates primarily to the Commercial Aviation Business and is not required, or, with respect to Contracts entered into after the date hereof, would not have been required, to be set forth on Section 3.15 of the Edwards Disclosure Schedules, (E) that is entered into after the date hereof that would have been a Material Contract 26 had it been entered into prior to the date hereof, provided such Contract is entered into in accordance with and not in breach of Sections 5.01 and 5.02, (F) those Contracts set forth on Schedule 2.02(a)(iv), and (G) any other Contract that is mutually agreed by Edwards and Bulls Brazil to be included as a Contributed Contract after having followed the process required by the first sentence of Section 12.03 for an amendment hereof (collectively, the “Contributed Contracts”); (v) all rights to payment arising out of any Contributed Contracts, and all accounts and notes receivable and unbilled revenues of the Commercial Aviation Business, however arising, including, in each case, all rights, Claims and remedies relating thereto and any related deposits, collateral and other security therefor (the “Accounts Receivable”); (vi) all Intellectual Property (including Edwards Proprietary Software) used or held for use primarily in connection with the Commercial Aviation Business, together with the goodwill associated with any of the foregoing and any and all registrations and applications for any of the foregoing (collectively, the “Contributed IP”); (vii) all Governmental Authorizations necessary for the Company Group to operate, as of the Closing Date, the Commercial Aviation Business and the Contributed Facilities, in each case, as operated as of the date hereof and as of the Closing Date, and for the Company Group to provide the services to the Edwards Group pursuant to the Ancillary Agreements, excluding such Governmental Authorizations held for use by Edwards or any member of the Edwards Group necessary to comply with its obligations to the Company Group pursuant to the applicable Ancillary Agreements, to the extent such Governmental Authorizations are not necessary to the operations of the Commercial Aviation Business or the Contributed Facilities; (viii) all credits, prepaid expenses and other items, deferred charges, advance payments, security and other deposits (including in respect of insurance or bonding obligations of the Commercial Aviation Business and judicial deposits) and Claims for refunds (other than Tax refunds) or reimbursements (including advances to employees, advances to service providers, credits with suppliers, compulsory loans and garnishment), in each case, to the extent relating to the Commercial Aviation Business or any of the Contributed Assets or Assumed Liabilities; (ix) all Claims, rights and remedies of Edwards or any member of the Edwards Group against any Third Parties to the extent arising out of or relating to (A) any Assumed Liabilities or (B) the condition at Closing, or the ownership, use or operation after the Closing, of any Contributed Assets; (x) all rights under all representations, warranties, guarantees or other similar commitments made by any suppliers, contractors or other Persons to 27 had it been entered into prior to the date hereof, provided such Contract is entered into in accordance with and not in breach of Sections 5.01 and 5.02, (F) those Contracts set forth on Schedule 2.02(a)(iv), and (G) any other Contract that is mutually agreed by Edwards and Bulls Brazil to be included as a Contributed Contract after having followed the process required by the first sentence of Section 12.03 for an amendment hereof (collectively, the “Contributed Contracts”); (v) all rights to payment arising out of any Contributed Contracts, and all accounts and notes receivable and unbilled revenues of the Commercial Aviation Business, however arising, including, in each case, all rights, Claims and remedies relating thereto and any related deposits, collateral and other security therefor (the “Accounts Receivable”); (vi) all Intellectual Property (including Edwards Proprietary Software) used or held for use primarily in connection with the Commercial Aviation Business, together with the goodwill associated with any of the foregoing and any and all registrations and applications for any of the foregoing (collectively, the “Contributed IP”); (vii) all Governmental Authorizations necessary for the Company Group to operate, as of the Closing Date, the Commercial Aviation Business and the Contributed Facilities, in each case, as operated as of the date hereof and as of the Closing Date, and for the Company Group to provide the services to the Edwards Group pursuant to the Ancillary Agreements, excluding such Governmental Authorizations held for use by Edwards or any member of the Edwards Group necessary to comply with its obligations to the Company Group pursuant to the applicable Ancillary Agreements, to the extent such Governmental Authorizations are not necessary to the operations of the Commercial Aviation Business or the Contributed Facilities; (viii) all credits, prepaid expenses and other items, deferred charges, advance payments, security and other deposits (including in respect of insurance or bonding obligations of the Commercial Aviation Business and judicial deposits) and Claims for refunds (other than Tax refunds) or reimbursements (including advances to employees, advances to service providers, credits with suppliers, compulsory loans and garnishment), in each case, to the extent relating to the Commercial Aviation Business or any of the Contributed Assets or Assumed Liabilities; (ix) all Claims, rights and remedies of Edwards or any member of the Edwards Group against any Third Parties to the extent arising out of or relating to (A) any Assumed Liabilities or (B) the condition at Closing, or the ownership, use or operation after the Closing, of any Contributed Assets; (x) all rights under all representations, warranties, guarantees or other similar commitments made by any suppliers, contractors or other Persons to 27

Edwards or any member of the Edwards Group in connection with the provision of any products or services, to the extent such representation, warranty, guarantee or commitment covers or otherwise relates to (A) any Assumed Liabilities or (B) the condition at Closing, or the ownership, use or operation after the Closing, of any Contributed Assets; (xi) all Books and Records, provided that, subject to Section 5.18, Edwards shall be permitted to retain copies of any Books and Records to the extent they also relate to the Retained Business or any other businesses (other than Commercial Aviation Business) of Edwards Group (or for which, and to the extent, such retention is required by applicable Law); (xii) Cash in an amount equal to not less than one billion five hundred million dollars ($1,500,000,000), and such additional Cash, if any, to the extent that the Closing Date Payment would be a negative number without the contribution of such additional Cash (the “Contributed Cash”); (xiii) all of the issued and outstanding equity securities of (A) Edwards’ Subsidiaries set forth on Schedule 2.02(a)(xiii) owned by Edwards or any of its Subsidiaries (collectively, the “Company Subsidiaries”) and (B) each Company Joint Venture owned by Edwards or any of its Subsidiaries; (xiv) the Company Group Benefit Plans, and all cash and securities supporting or otherwise underlying such Company Group Benefit Plans; (xv) all goodwill associated with or arising in connection with the Commercial Aviation Business or any of the Contributed Assets and any intangible capitalized investments associated with the Commercial Aviation Business that are reflected on the Closing Balance Sheet; (xvi) all Tax incentives, Tax losses, and Tax loss carry forwards, and rights to receive Tax refunds, rebates or similar payments of Taxes or similar Tax benefits of the Edwards Group (including the Company Group) to the extent such Tax items are attributable to the Contributed Assets or the Commercial Aviation Business and are permitted to be transferred pursuant to applicable Law; (xvii) all Tax Returns, and any other relevant documents related to such Tax Returns, of the Company Subsidiaries or of the Edwards Group, to the extent relating to the Commercial Aviation Business; and (xviii) all Assets acquired by or on behalf of the Commercial Aviation Business prior to the Closing, in accordance with the Minimum Required Spending pursuant to Section 5.01(d). (b) Excluded Assets. Notwithstanding the foregoing, the Edwards Group (excluding the Company Group) shall retain its right, title and interest in and to, and the Contributed Assets shall not consist of, the following Assets (the “Excluded Assets”): 28 Edwards or any member of the Edwards Group in connection with the provision of any products or services, to the extent such representation, warranty, guarantee or commitment covers or otherwise relates to (A) any Assumed Liabilities or (B) the condition at Closing, or the ownership, use or operation after the Closing, of any Contributed Assets; (xi) all Books and Records, provided that, subject to Section 5.18, Edwards shall be permitted to retain copies of any Books and Records to the extent they also relate to the Retained Business or any other businesses (other than Commercial Aviation Business) of Edwards Group (or for which, and to the extent, such retention is required by applicable Law); (xii) Cash in an amount equal to not less than one billion five hundred million dollars ($1,500,000,000), and such additional Cash, if any, to the extent that the Closing Date Payment would be a negative number without the contribution of such additional Cash (the “Contributed Cash”); (xiii) all of the issued and outstanding equity securities of (A) Edwards’ Subsidiaries set forth on Schedule 2.02(a)(xiii) owned by Edwards or any of its Subsidiaries (collectively, the “Company Subsidiaries”) and (B) each Company Joint Venture owned by Edwards or any of its Subsidiaries; (xiv) the Company Group Benefit Plans, and all cash and securities supporting or otherwise underlying such Company Group Benefit Plans; (xv) all goodwill associated with or arising in connection with the Commercial Aviation Business or any of the Contributed Assets and any intangible capitalized investments associated with the Commercial Aviation Business that are reflected on the Closing Balance Sheet; (xvi) all Tax incentives, Tax losses, and Tax loss carry forwards, and rights to receive Tax refunds, rebates or similar payments of Taxes or similar Tax benefits of the Edwards Group (including the Company Group) to the extent such Tax items are attributable to the Contributed Assets or the Commercial Aviation Business and are permitted to be transferred pursuant to applicable Law; (xvii) all Tax Returns, and any other relevant documents related to such Tax Returns, of the Company Subsidiaries or of the Edwards Group, to the extent relating to the Commercial Aviation Business; and (xviii) all Assets acquired by or on behalf of the Commercial Aviation Business prior to the Closing, in accordance with the Minimum Required Spending pursuant to Section 5.01(d). (b) Excluded Assets. Notwithstanding the foregoing, the Edwards Group (excluding the Company Group) shall retain its right, title and interest in and to, and the Contributed Assets shall not consist of, the following Assets (the “Excluded Assets”): 28

(i) all owned or leased real property, including that set forth on Schedule 2.02(b)(i), including all facilities, buildings and other structures thereon and all fixtures and appurtenances thereto, and all other improvements in connection therewith, other than the Contributed Facilities (the “Retained Edwards Facilities”); (ii) in each case other than the Contributed Tangible Personal Property and Contributed Inventory, all machinery, equipment, equipment subassemblies, tools, Tooling, spare and replacement parts, packaging materials, storage and shipping materials, vehicles, computer-related hardware (including servers, routers, desktops, laptops, peripherals and mobile computing devices), IT Assets (including all IT Assets listed on Schedule 2.02(b)(ii)), furnishings, office equipment and supplies, telephone and communications equipment, and any other tangible personal property or other such tangible Assets; (iii) all inventory, including raw materials, spares, work-in-process and finished goods inventories, other than any Contributed Inventory (such inventories and supplies to be retained by Edwards, the “Excluded Inventory”); (iv) all Contracts that are not Contributed Contracts (the “Excluded Contracts”), including the Contracts set forth on Schedule 2.02(b)(iv), and including all rights, Claims and remedies under the Excluded Contracts, in each case, other than to the extent of the Contributed Assets set forth in Sections 2.02(a)(viii) through (x), and (xviii); (v) the Excluded Marks and all Intellectual Property (including Edwards Proprietary Software) not used or held for use primarily in connection with the Commercial Aviation Business, including the Edwards Retained IP, together with the goodwill associated with any of the foregoing and any and all registrations and applications for any of the foregoing; (vi) the Governmental Authorizations set forth on Schedule 2.02(b)(vi); (vii) all Cash in existence at the time of the Closing, other than any Contributed Cash and the Cash included in the Contributed Assets under Sections 2.02(a)(v), (viii) and (xiv); (viii) all insurance policies and benefits, including rights and proceeds, under any insurance policies of Edwards or any member of the Edwards Group, subject to the rights of the Company Group pursuant to Section 5.19; (ix) all Employee Benefit Plans (other than the Company Group Benefit Plans) and all cash and securities supporting or underlying such Employee Benefit Plans (other than the Company Group Benefit Plans); (x) all documents reflecting communications between or among Edwards or its Subsidiaries (other than any members of the Company Group) and legal counsel in the course of Edwards efforts to dispose of the Commercial 29 (i) all owned or leased real property, including that set forth on Schedule 2.02(b)(i), including all facilities, buildings and other structures thereon and all fixtures and appurtenances thereto, and all other improvements in connection therewith, other than the Contributed Facilities (the “Retained Edwards Facilities”); (ii) in each case other than the Contributed Tangible Personal Property and Contributed Inventory, all machinery, equipment, equipment subassemblies, tools, Tooling, spare and replacement parts, packaging materials, storage and shipping materials, vehicles, computer-related hardware (including servers, routers, desktops, laptops, peripherals and mobile computing devices), IT Assets (including all IT Assets listed on Schedule 2.02(b)(ii)), furnishings, office equipment and supplies, telephone and communications equipment, and any other tangible personal property or other such tangible Assets; (iii) all inventory, including raw materials, spares, work-in-process and finished goods inventories, other than any Contributed Inventory (such inventories and supplies to be retained by Edwards, the “Excluded Inventory”); (iv) all Contracts that are not Contributed Contracts (the “Excluded Contracts”), including the Contracts set forth on Schedule 2.02(b)(iv), and including all rights, Claims and remedies under the Excluded Contracts, in each case, other than to the extent of the Contributed Assets set forth in Sections 2.02(a)(viii) through (x), and (xviii); (v) the Excluded Marks and all Intellectual Property (including Edwards Proprietary Software) not used or held for use primarily in connection with the Commercial Aviation Business, including the Edwards Retained IP, together with the goodwill associated with any of the foregoing and any and all registrations and applications for any of the foregoing; (vi) the Governmental Authorizations set forth on Schedule 2.02(b)(vi); (vii) all Cash in existence at the time of the Closing, other than any Contributed Cash and the Cash included in the Contributed Assets under Sections 2.02(a)(v), (viii) and (xiv); (viii) all insurance policies and benefits, including rights and proceeds, under any insurance policies of Edwards or any member of the Edwards Group, subject to the rights of the Company Group pursuant to Section 5.19; (ix) all Employee Benefit Plans (other than the Company Group Benefit Plans) and all cash and securities supporting or underlying such Employee Benefit Plans (other than the Company Group Benefit Plans); (x) all documents reflecting communications between or among Edwards or its Subsidiaries (other than any members of the Company Group) and legal counsel in the course of Edwards efforts to dispose of the Commercial 29

Aviation Business, including in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, the Ancillary Agreements and the privilege related thereto (the “Transaction Process Matters”); (xi) all Claims, rights and remedies of Edwards or any member of the Edwards Group against any Third Parties (other than those under Sections 2.02(a)(iv) through (x), (xii), (xiv), (xvi), and (xviii)), including all such Claims, rights and remedies arising out of or relating to (A) any Excluded Liabilities or (B) any Excluded Assets; (xii) all rights and Claims of the Edwards Group or any member thereof under this Agreement and the Ancillary Agreements; (xiii) all goodwill associated with or arising in connection with the Retained Business or any other businesses of Edwards (other than the Commercial Aviation Business) or any of the Excluded Assets; (xiv) all Tax incentives, Tax losses and Tax loss carry forwards, and claims for and rights to receive refunds, rebates or similar payments of Taxes, and similar Tax benefits or Tax assets of the Edwards Group, the Commercial Aviation Business or attributable to the Contributed Assets, in each case, that are not described in Section 2.02(a)(xvi); and (xv) all Tax Returns, and any other relevant documents directly related to such Tax Returns, not relating to the Company Group, the Contributed Assets or the Commercial Aviation Business. 2.03 Assumed and Excluded Liabilities. (a) Assumed Liabilities. The “Assumed Liabilities” shall consist of only the following Liabilities of the Edwards Group as they exist as of the Closing: (i) Indebtedness set forth in Schedule 2.03(a)(i), together with all Indebtedness under any Contributed Contracts, in an aggregate amount not to exceed four billion five hundred million dollars ($4,500,000,000) (the “Assumed Debt Amount”); provided that (x) the terms and conditions of such debt, including as to costs, expenses, fees, premiums, penalties, including as to prepayment, shall be no less favorable to the borrower or obligor than prior to the Contribution and (y) such terms and conditions shall not have been modified in anticipation of the Contribution in a manner less favorable to the obligor, in the case of each of (x) and (y), unless such changes in terms and conditions are expressly consented to in writing by Bulls Brazil or expressly requested by Bulls Brazil in writing pursuant to Section 5.11 or Section 5.14(a); (ii) any executory obligations under the terms of Contributed Contracts to be performed after the Closing (even if such obligations were first incurred prior to the Closing), including product warranty obligations under and in 30 Aviation Business, including in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, the Ancillary Agreements and the privilege related thereto (the “Transaction Process Matters”); (xi) all Claims, rights and remedies of Edwards or any member of the Edwards Group against any Third Parties (other than those under Sections 2.02(a)(iv) through (x), (xii), (xiv), (xvi), and (xviii)), including all such Claims, rights and remedies arising out of or relating to (A) any Excluded Liabilities or (B) any Excluded Assets; (xii) all rights and Claims of the Edwards Group or any member thereof under this Agreement and the Ancillary Agreements; (xiii) all goodwill associated with or arising in connection with the Retained Business or any other businesses of Edwards (other than the Commercial Aviation Business) or any of the Excluded Assets; (xiv) all Tax incentives, Tax losses and Tax loss carry forwards, and claims for and rights to receive refunds, rebates or similar payments of Taxes, and similar Tax benefits or Tax assets of the Edwards Group, the Commercial Aviation Business or attributable to the Contributed Assets, in each case, that are not described in Section 2.02(a)(xvi); and (xv) all Tax Returns, and any other relevant documents directly related to such Tax Returns, not relating to the Company Group, the Contributed Assets or the Commercial Aviation Business. 2.03 Assumed and Excluded Liabilities. (a) Assumed Liabilities. The “Assumed Liabilities” shall consist of only the following Liabilities of the Edwards Group as they exist as of the Closing: (i) Indebtedness set forth in Schedule 2.03(a)(i), together with all Indebtedness under any Contributed Contracts, in an aggregate amount not to exceed four billion five hundred million dollars ($4,500,000,000) (the “Assumed Debt Amount”); provided that (x) the terms and conditions of such debt, including as to costs, expenses, fees, premiums, penalties, including as to prepayment, shall be no less favorable to the borrower or obligor than prior to the Contribution and (y) such terms and conditions shall not have been modified in anticipation of the Contribution in a manner less favorable to the obligor, in the case of each of (x) and (y), unless such changes in terms and conditions are expressly consented to in writing by Bulls Brazil or expressly requested by Bulls Brazil in writing pursuant to Section 5.11 or Section 5.14(a); (ii) any executory obligations under the terms of Contributed Contracts to be performed after the Closing (even if such obligations were first incurred prior to the Closing), including product warranty obligations under and in 30 accordance with the terms of the Contributed Contracts, but excluding all Liabilities, whether incurred or arising prior to, on or after the Closing Date, arising out of or relating to any breach or default under, or other failure to perform when required in accordance with the terms of, any such Contributed Contract at or prior to the Closing; provided that nothing in this clause (ii) shall be deemed to limit clause (iii); (iii) any product liability Claims by a Third Party, brought under any theory (including tort, warranty, defect, strict liability, negligence, gross negligence or failure to warn, and including product recall, replacement or repair liability), for Liabilities caused by a defect in products that were developed or manufactured by Edwards or any member of the Edwards Group using the Contributed Assets of the Commercial Aviation Business (excluding, for the avoidance of doubt, Claims relating to (x) any products of the sort (e.g., KC-390 landing gear) developed or manufactured by Edwards or any member of the Edwards Group prior to the Closing that are to be supplied to Edwards under the Company Preferred Supply Agreement, (y) any Assets retained by Edwards or any member of the Edwards Group as of immediately after the Closing, or (z) any Retained Business) (“Assumed Product Liability Claims”), other than the initial twenty-five million dollars ($25,000,000), in the aggregate, in Claims otherwise payable to one or more Third Parties under Claims described in this Section 2.03(a)(iii) (the “Excluded Product Liability Claims”); (iv) any obligations to provide post-employment extension of health care under an Edwards Benefit Plan or a Company Group Benefit Plan for (A) Commercial Aviation Business Retirees as of the Closing, and (B) Commercial Aviation Business Employees, to the extent they become eligible for such benefits, as required by applicable Law, in an aggregate amount under (A) and (B) not exceeding twenty million dollars ($20,000,000) (the “Assumed Retiree Health Benefits”); and (v) other than any Assumed Retiree Health Benefits, obligations (A) for salaries, wages, and sales commissions and other employment compensation earned by Commercial Aviation Business Employees, and owed by Edwards or any member of the Edwards Group, as of the Closing; (B) in respect of accrued but unpaid or unused vacation owed to Commercial Aviation Business Employees; (C) for reimbursable business expenses of Commercial Aviation Business Employees approved in the Ordinary Course; (D) under Company Group Benefit Plans, and (E) for the employer portion of Taxes relating to any of the foregoing, in the case of clauses (A) through (E), only to the extent that such obligations are in accordance with established employment policies and not the result of any (x) breach or default under, or other failure to perform when required in accordance with the terms of, any Company Group Benefit Plan or Contract or (y) violation of any Law by Edwards or any member of the Edwards Group. (b) Excluded Liabilities. Notwithstanding the foregoing, the Company shall not assume or otherwise be obligated to pay, perform or discharge any of the following 31 accordance with the terms of the Contributed Contracts, but excluding all Liabilities, whether incurred or arising prior to, on or after the Closing Date, arising out of or relating to any breach or default under, or other failure to perform when required in accordance with the terms of, any such Contributed Contract at or prior to the Closing; provided that nothing in this clause (ii) shall be deemed to limit clause (iii); (iii) any product liability Claims by a Third Party, brought under any theory (including tort, warranty, defect, strict liability, negligence, gross negligence or failure to warn, and including product recall, replacement or repair liability), for Liabilities caused by a defect in products that were developed or manufactured by Edwards or any member of the Edwards Group using the Contributed Assets of the Commercial Aviation Business (excluding, for the avoidance of doubt, Claims relating to (x) any products of the sort (e.g., KC-390 landing gear) developed or manufactured by Edwards or any member of the Edwards Group prior to the Closing that are to be supplied to Edwards under the Company Preferred Supply Agreement, (y) any Assets retained by Edwards or any member of the Edwards Group as of immediately after the Closing, or (z) any Retained Business) (“Assumed Product Liability Claims”), other than the initial twenty-five million dollars ($25,000,000), in the aggregate, in Claims otherwise payable to one or more Third Parties under Claims described in this Section 2.03(a)(iii) (the “Excluded Product Liability Claims”); (iv) any obligations to provide post-employment extension of health care under an Edwards Benefit Plan or a Company Group Benefit Plan for (A) Commercial Aviation Business Retirees as of the Closing, and (B) Commercial Aviation Business Employees, to the extent they become eligible for such benefits, as required by applicable Law, in an aggregate amount under (A) and (B) not exceeding twenty million dollars ($20,000,000) (the “Assumed Retiree Health Benefits”); and (v) other than any Assumed Retiree Health Benefits, obligations (A) for salaries, wages, and sales commissions and other employment compensation earned by Commercial Aviation Business Employees, and owed by Edwards or any member of the Edwards Group, as of the Closing; (B) in respect of accrued but unpaid or unused vacation owed to Commercial Aviation Business Employees; (C) for reimbursable business expenses of Commercial Aviation Business Employees approved in the Ordinary Course; (D) under Company Group Benefit Plans, and (E) for the employer portion of Taxes relating to any of the foregoing, in the case of clauses (A) through (E), only to the extent that such obligations are in accordance with established employment policies and not the result of any (x) breach or default under, or other failure to perform when required in accordance with the terms of, any Company Group Benefit Plan or Contract or (y) violation of any Law by Edwards or any member of the Edwards Group. (b) Excluded Liabilities. Notwithstanding the foregoing, the Company shall not assume or otherwise be obligated to pay, perform or discharge any of the following 31

Liabilities (the “Excluded Liabilities”), which Excluded Liabilities shall be retained by the Edwards Group: (i) any and all Indebtedness of Edwards or any member of the Edwards Group other than the Assumed Debt Amount; (ii) any and all Liabilities for Indemnified Taxes to the extent such Taxes are permitted to be Excluded Liabilities under applicable Law; (iii) any and all Liabilities arising out of or relating to any Legal Proceedings pending prior to the Closing; (iv) any and all Liabilities to the extent arising out of or relating to any of the Excluded Assets or Retained Business; (v) to the extent arising out of any acts or omissions of any members of the Edwards Group (including the Company Group) or any other Person prior to the Closing, any and all Liabilities arising out of or relating to (A) any Environmental Laws or the violation thereof or (B) any generation, use, handling, treatment, storage, transportation, disposal or Release at, from or adjacent to any of the Contributed Facilities, or by any members of the Edwards Group (including the Company Group prior to the Closing) or any other Person, of any Hazardous Materials; (vi) any and all Liabilities (other than Assumed Product Liability Claims) arising out of or relating to any breach or default under, or other failure to perform when required in accordance with the terms of, any Contract (including any Contributed Contract), at or prior to the Closing; (vii) any and all Liabilities arising out of or relating to any Edwards Benefit Plan other than (A) the Assumed Retiree Health Benefits (subject to Section 2.03(a)(iv)), and (B) the obligations described in Section 2.03(a)(v) with respect to Company Group Benefit Plans; (viii) any and all workers’ compensation Claims by or on behalf of any Commercial Aviation Business Employee to the extent that such Claim arises, or relates to any period, at or prior to the Closing; (ix) the Excluded Product Liability Claims, and the Liabilities set forth on Schedule 2.03(b)(ix); (x) any Transaction Expenses; (xi) any and all obligations of the Edwards Group or any member thereof (other than the Company Group) under this Agreement or any of the Ancillary Agreements; and 32 Liabilities (the “Excluded Liabilities”), which Excluded Liabilities shall be retained by the Edwards Group: (i) any and all Indebtedness of Edwards or any member of the Edwards Group other than the Assumed Debt Amount; (ii) any and all Liabilities for Indemnified Taxes to the extent such Taxes are permitted to be Excluded Liabilities under applicable Law; (iii) any and all Liabilities arising out of or relating to any Legal Proceedings pending prior to the Closing; (iv) any and all Liabilities to the extent arising out of or relating to any of the Excluded Assets or Retained Business; (v) to the extent arising out of any acts or omissions of any members of the Edwards Group (including the Company Group) or any other Person prior to the Closing, any and all Liabilities arising out of or relating to (A) any Environmental Laws or the violation thereof or (B) any generation, use, handling, treatment, storage, transportation, disposal or Release at, from or adjacent to any of the Contributed Facilities, or by any members of the Edwards Group (including the Company Group prior to the Closing) or any other Person, of any Hazardous Materials; (vi) any and all Liabilities (other than Assumed Product Liability Claims) arising out of or relating to any breach or default under, or other failure to perform when required in accordance with the terms of, any Contract (including any Contributed Contract), at or prior to the Closing; (vii) any and all Liabilities arising out of or relating to any Edwards Benefit Plan other than (A) the Assumed Retiree Health Benefits (subject to Section 2.03(a)(iv)), and (B) the obligations described in Section 2.03(a)(v) with respect to Company Group Benefit Plans; (viii) any and all workers’ compensation Claims by or on behalf of any Commercial Aviation Business Employee to the extent that such Claim arises, or relates to any period, at or prior to the Closing; (ix) the Excluded Product Liability Claims, and the Liabilities set forth on Schedule 2.03(b)(ix); (x) any Transaction Expenses; (xi) any and all obligations of the Edwards Group or any member thereof (other than the Company Group) under this Agreement or any of the Ancillary Agreements; and 32

(xii) any and all other Liabilities of any member of the Edwards Group not specifically included as an Assumed Liability in definition of “Assumed Liabilities” in Section 2.03(a) above. 2.04 Purchase and Sale of Shares and Capital Raise. (a) Upon the terms and subject to the conditions set forth in this Agreement, including the satisfaction or waiver of each of the closing conditions set forth in Article VIII (the “Closing Conditions”), at the Closing: (i) Edwards shall sell, assign, convey, transfer and deliver to Bulls Brazil, and Bulls Brazil shall purchase and acquire from Edwards, (A) that number of common Shares constituting the Selling Shares Percentage of the issued and outstanding common Shares of the Company following the Contribution, free and clear of any Encumbrances, and (B) that number of redeemable preferred Shares constituting 80% of the issued and outstanding redeemable preferred Shares of the Company following the Contribution, free and clear of any Encumbrances and valued at two hundred thousand dollars ($200,000) (such common Shares and redeemable preferred Shares, the “Selling Shares”); (ii) Bulls Brazil shall immediately thereafter sell 100% of the redeemable preferred shares constituting Selling Shares valued at two hundred thousand dollars ($200,000) pursuant to Section 2.04(a)(i) to an Affiliate of Bulls Brazil set forth on Schedule 2.04(a)(ii); (iii) Bulls Brazil shall pay to Edwards an amount (the “Closing Date Payment”) equal to the sum of (x) the result of the Selling Shares Percentage multiplied by the result of (A) the Base Bulls Acquisition Value divided by eighty percent (80%) minus (B) the Net Debt Amount (the “Base Purchase Price”), and (y) eighty percent (80%) multiplied by the Estimated Purchase Price Adjustment Amount (which may be positive or negative), by wire transfer of immediately available funds to a single account designated in writing by Edwards no later than five (5) Business Days prior to Closing; (iv) immediately after the consummation of the acquisition of the Selling Shares by Bulls Brazil, and subject to Section 2.04(e), Bulls Brazil and Edwards shall, at the Closing Shareholders’ Meeting (as defined below), (A) approve a capital increase of the Company in the amount of the Capital Raise Amount (as defined below), (B) the Company shall issue that number of common Shares equal to the result of (x) total number of Shares issued and outstanding immediately before Closing multiplied by (y) the result of (1) the Net Debt Amount divided by (2) the result of (i) the Base Bulls Acquisition Value divided by 80% minus (ii) the Net Debt Amount, free and clear of any Encumbrances (the “Issued Shares”), (C) Edwards shall expressly and immediately waive its preemptive right to subscribe for such Issued Shares, and (D) Bulls Brazil shall subscribe for the Issued Shares (the “Capital Raise”); and 33 (xii) any and all other Liabilities of any member of the Edwards Group not specifically included as an Assumed Liability in definition of “Assumed Liabilities” in Section 2.03(a) above. 2.04 Purchase and Sale of Shares and Capital Raise. (a) Upon the terms and subject to the conditions set forth in this Agreement, including the satisfaction or waiver of each of the closing conditions set forth in Article VIII (the “Closing Conditions”), at the Closing: (i) Edwards shall sell, assign, convey, transfer and deliver to Bulls Brazil, and Bulls Brazil shall purchase and acquire from Edwards, (A) that number of common Shares constituting the Selling Shares Percentage of the issued and outstanding common Shares of the Company following the Contribution, free and clear of any Encumbrances, and (B) that number of redeemable preferred Shares constituting 80% of the issued and outstanding redeemable preferred Shares of the Company following the Contribution, free and clear of any Encumbrances and valued at two hundred thousand dollars ($200,000) (such common Shares and redeemable preferred Shares, the “Selling Shares”); (ii) Bulls Brazil shall immediately thereafter sell 100% of the redeemable preferred shares constituting Selling Shares valued at two hundred thousand dollars ($200,000) pursuant to Section 2.04(a)(i) to an Affiliate of Bulls Brazil set forth on Schedule 2.04(a)(ii); (iii) Bulls Brazil shall pay to Edwards an amount (the “Closing Date Payment”) equal to the sum of (x) the result of the Selling Shares Percentage multiplied by the result of (A) the Base Bulls Acquisition Value divided by eighty percent (80%) minus (B) the Net Debt Amount (the “Base Purchase Price”), and (y) eighty percent (80%) multiplied by the Estimated Purchase Price Adjustment Amount (which may be positive or negative), by wire transfer of immediately available funds to a single account designated in writing by Edwards no later than five (5) Business Days prior to Closing; (iv) immediately after the consummation of the acquisition of the Selling Shares by Bulls Brazil, and subject to Section 2.04(e), Bulls Brazil and Edwards shall, at the Closing Shareholders’ Meeting (as defined below), (A) approve a capital increase of the Company in the amount of the Capital Raise Amount (as defined below), (B) the Company shall issue that number of common Shares equal to the result of (x) total number of Shares issued and outstanding immediately before Closing multiplied by (y) the result of (1) the Net Debt Amount divided by (2) the result of (i) the Base Bulls Acquisition Value divided by 80% minus (ii) the Net Debt Amount, free and clear of any Encumbrances (the “Issued Shares”), (C) Edwards shall expressly and immediately waive its preemptive right to subscribe for such Issued Shares, and (D) Bulls Brazil shall subscribe for the Issued Shares (the “Capital Raise”); and 33

(v) upon delivery of the Issued Shares by the Company to Bulls Brazil, Bulls Brazil shall pay to the Company an amount equal to an amount of cash in dollars equal to the Net Debt Amount (the “Capital Raise Amount”) by wire transfer of immediately available funds to a single account designated in writing by the Company no later than five (5) Business Days prior to Closing. (b) The Closing Date Payment and the Capital Raise Amount shall be converted for payment in Brazilian Reais based on the closing PTAX Rate for dollars and th Brazilian Reais on the fifth (5) Business Day immediately preceding the Closing Date. The Estimated Purchase Price Adjustment Amount shall be calculated in accordance with the Agreed Accounting Principles and in dollars. (c) Unless otherwise indicated herein or required by applicable Law or a Governmental Authority, all payments made pursuant to this Agreement, other than the Capital Raise Amount, shall be made directly to Bulls Brazil or Edwards, as the case may be, and any such payments shall be treated as an adjustment to the Base Purchase Price. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Base Purchase Price under applicable Law is satisfied. (d) Solely for purposes of the Capital Raise and the issuance of the Issued Shares by the Company, the Parties expressly waive, and the Parties and the Company shall not be bound by, the terms and conditions of the Shareholders’ Agreement governing the approval of capital increases and issuances of Shares by the Company, including the Dilution Policy (as defined in the Shareholders’ Agreement). (e) On the Closing Date, Edwards shall cause the Company to hold an extraordinary general shareholders’ meeting immediately after the consummation of the acquisition of the Selling Shares by Bulls Brazil, and the following rules and procedures shall apply in connection with such meeting (the “Closing Shareholders’ Meeting”): (i) the agenda for the Closing Shareholders’ Meeting shall include the resolution by the shareholders solely on the following matters: (A) approval of the Capital Raise, pursuant to the terms of this Agreement; (B) adoption of the Bylaws; and (C) the appointment by Bulls Brazil of the new members of the Company’s Board of Directors; (ii) Edwards and Bulls Brazil agree to vote to approve the resolutions; (iii) during the Closing Shareholders’ Meeting, immediately after the approval of the Capital Raise, the Company and Bulls Brazil shall execute the subscription bulletin for the Issued Shares, and the Company shall record such subscription for the Issued Shares and annotate in the Corporate Books the ownership of the Issued Shares by Bulls Brazil, and that the Issued Shares and the exercise of any rights and obligations in connection thereto are subject to the terms of the Shareholders’ Agreement; 34 (v) upon delivery of the Issued Shares by the Company to Bulls Brazil, Bulls Brazil shall pay to the Company an amount equal to an amount of cash in dollars equal to the Net Debt Amount (the “Capital Raise Amount”) by wire transfer of immediately available funds to a single account designated in writing by the Company no later than five (5) Business Days prior to Closing. (b) The Closing Date Payment and the Capital Raise Amount shall be converted for payment in Brazilian Reais based on the closing PTAX Rate for dollars and th Brazilian Reais on the fifth (5) Business Day immediately preceding the Closing Date. The Estimated Purchase Price Adjustment Amount shall be calculated in accordance with the Agreed Accounting Principles and in dollars. (c) Unless otherwise indicated herein or required by applicable Law or a Governmental Authority, all payments made pursuant to this Agreement, other than the Capital Raise Amount, shall be made directly to Bulls Brazil or Edwards, as the case may be, and any such payments shall be treated as an adjustment to the Base Purchase Price. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Base Purchase Price under applicable Law is satisfied. (d) Solely for purposes of the Capital Raise and the issuance of the Issued Shares by the Company, the Parties expressly waive, and the Parties and the Company shall not be bound by, the terms and conditions of the Shareholders’ Agreement governing the approval of capital increases and issuances of Shares by the Company, including the Dilution Policy (as defined in the Shareholders’ Agreement). (e) On the Closing Date, Edwards shall cause the Company to hold an extraordinary general shareholders’ meeting immediately after the consummation of the acquisition of the Selling Shares by Bulls Brazil, and the following rules and procedures shall apply in connection with such meeting (the “Closing Shareholders’ Meeting”): (i) the agenda for the Closing Shareholders’ Meeting shall include the resolution by the shareholders solely on the following matters: (A) approval of the Capital Raise, pursuant to the terms of this Agreement; (B) adoption of the Bylaws; and (C) the appointment by Bulls Brazil of the new members of the Company’s Board of Directors; (ii) Edwards and Bulls Brazil agree to vote to approve the resolutions; (iii) during the Closing Shareholders’ Meeting, immediately after the approval of the Capital Raise, the Company and Bulls Brazil shall execute the subscription bulletin for the Issued Shares, and the Company shall record such subscription for the Issued Shares and annotate in the Corporate Books the ownership of the Issued Shares by Bulls Brazil, and that the Issued Shares and the exercise of any rights and obligations in connection thereto are subject to the terms of the Shareholders’ Agreement; 34

(iv) the secretary of the Closing Shareholders’ Meetings shall prepare written minutes that will be executed by Edwards, Bulls Brazil and the chairman and the secretary of the Closing Shareholders’ Meeting; and (v) the Company shall file the minutes of the Closing Shareholders’ Meeting for registration with the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP) within not more than thirty (30) days after the Closing Date. 2.05 Intended U.S. Tax Treatment. For U.S. federal, state and local income Tax purposes, the Parties intend that the Contribution, followed by the sale of the Selling Shares and the Capital Raise, will not qualify as a tax-free exchange or tax-free reorganization under the Code (“Intended U.S. Tax Treatment”) and agree to work together in good faith to achieve the Intended U.S. Tax Treatment. The Parties further agree to not report or take any Tax position (on a Tax Return or otherwise) for U.S. federal, state and local income Tax purposes that is inconsistent with the Intended U.S. Tax Treatment, unless otherwise required by applicable Law. 2.06 Closing. The closing of the transactions contemplated by Section 2.04 (the “Closing”) shall occur as promptly as practicable, but in no event more than five (5) Business Days following the satisfaction or waiver of all Closing Conditions (other than those of such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), provided that such five (5) Business Days period shall be extended in order to enable the Parties to close on the first Business Day of a month if the Closing would otherwise be required to occur prior to the first Business Day of a month. The Closing shall occur at the offices of Pinheiro Neto Advogados, or at such other place or on such other date as the Parties may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date” and the Closing shall be deemed effective as of 11:59 p.m. São Paulo time on the Closing Date. For the avoidance of doubt, all of the transactions contemplated by Section 2.04 shall be consummated on the Closing Date, and each of the transactions contemplated by Section 2.04 is contingent upon all of such transactions occurring on the Closing Date. 2.07 Purchase Price Calculation and Preliminary Adjustments. (a) No later than seven (7) Business Days prior to the Closing Date, Edwards shall deliver to Bulls Brazil a statement, certified by the Chief Financial Officer of Edwards (the “Preliminary Statement”) and prepared (and its components prepared) in good faith in accordance with Section 2.08(f), that includes: (i) a calculation of the Estimated Closing Date Modified Net Asset Amount, including a reasonably detailed explanation of the calculation of such amounts and the line items and components thereof (collectively, the “Estimated Calculations”); and (ii) an estimated unaudited balance sheet of the Company as of the Adjustment Time (the “Estimated Closing Balance Sheet”). 35 (iv) the secretary of the Closing Shareholders’ Meetings shall prepare written minutes that will be executed by Edwards, Bulls Brazil and the chairman and the secretary of the Closing Shareholders’ Meeting; and (v) the Company shall file the minutes of the Closing Shareholders’ Meeting for registration with the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP) within not more than thirty (30) days after the Closing Date. 2.05 Intended U.S. Tax Treatment. For U.S. federal, state and local income Tax purposes, the Parties intend that the Contribution, followed by the sale of the Selling Shares and the Capital Raise, will not qualify as a tax-free exchange or tax-free reorganization under the Code (“Intended U.S. Tax Treatment”) and agree to work together in good faith to achieve the Intended U.S. Tax Treatment. The Parties further agree to not report or take any Tax position (on a Tax Return or otherwise) for U.S. federal, state and local income Tax purposes that is inconsistent with the Intended U.S. Tax Treatment, unless otherwise required by applicable Law. 2.06 Closing. The closing of the transactions contemplated by Section 2.04 (the “Closing”) shall occur as promptly as practicable, but in no event more than five (5) Business Days following the satisfaction or waiver of all Closing Conditions (other than those of such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), provided that such five (5) Business Days period shall be extended in order to enable the Parties to close on the first Business Day of a month if the Closing would otherwise be required to occur prior to the first Business Day of a month. The Closing shall occur at the offices of Pinheiro Neto Advogados, or at such other place or on such other date as the Parties may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date” and the Closing shall be deemed effective as of 11:59 p.m. São Paulo time on the Closing Date. For the avoidance of doubt, all of the transactions contemplated by Section 2.04 shall be consummated on the Closing Date, and each of the transactions contemplated by Section 2.04 is contingent upon all of such transactions occurring on the Closing Date. 2.07 Purchase Price Calculation and Preliminary Adjustments. (a) No later than seven (7) Business Days prior to the Closing Date, Edwards shall deliver to Bulls Brazil a statement, certified by the Chief Financial Officer of Edwards (the “Preliminary Statement”) and prepared (and its components prepared) in good faith in accordance with Section 2.08(f), that includes: (i) a calculation of the Estimated Closing Date Modified Net Asset Amount, including a reasonably detailed explanation of the calculation of such amounts and the line items and components thereof (collectively, the “Estimated Calculations”); and (ii) an estimated unaudited balance sheet of the Company as of the Adjustment Time (the “Estimated Closing Balance Sheet”). 35

(b) Edwards shall in good faith consult with Bulls Brazil routinely during and with respect to the preparation of the Preliminary Statement, and Bulls Brazil and its Representatives shall have reasonable access during normal business hours to the books and records and employees of the Edwards Group to the extent necessary or desirable in connection with their review of the Preliminary Statement and the components thereof. Edwards shall give Bulls Brazil a reasonable opportunity to review and comment on the Preliminary Statement and its components. If Edwards and Bulls Brazil cannot mutually agree in good faith on the Preliminary Statement or the Estimated Calculations prior to their delivery pursuant to Section 2.07(a), then (i) (A) Edwards shall deliver the Preliminary Statement to Bulls Brazil pursuant to Section 2.07(a), and (B) Bulls Brazil shall deliver a written notice of objection to Edwards specifying in reasonable detail any adjustment to the Estimated Calculations proposed by Bulls Brazil and the basis therefor; (ii) the Estimated Purchase Price Adjustment Amount shall be deemed to be the undisputed portion of the Estimated Purchase Price Adjustment Amount for purposes of calculating the amount of the Closing Date Payment; and (iii) the difference between the Estimated Purchase Price Adjustment Amount calculated based on item (i)(B) above and the Estimated Purchase Price Adjustment Amount calculated based on the Preliminary Statement shall be deposited at Closing with a mutually acceptable escrow agent pursuant to a mutually satisfactory escrow agreement with customary terms and conditions, which the Parties shall begin to negotiate with an escrow agent with at least thirty (30) days in advance of the estimated Closing Date (it being understood that the Parties may by mutual agreement terminate the escrow agreement with the escrow agent before the Closing Date in the event Bulls Brazil fails to deliver a notice of objection or there is no difference between the Estimated Purchase Price Adjustment Amount calculated based on item (i) above and the Estimated Purchase Price Adjustment Amount calculated based on the Preliminary Statement), and the amounts deposited in escrow shall be released upon resolution of such dispute or determination of the Final Purchase Price Adjustment Amount. Acceptance by Bulls Brazil of the Preliminary Statement from Edwards is solely for the purpose of determining the Closing Date Payment and shall not constitute or reflect Bulls Brazil’s agreement as to its accuracy or completeness. Edwards’ acceptance of any of Bulls Brazil’s comments shall be without prejudice to Edwards’ right to object to any portion of the Closing Statement in accordance with Section 2.08(b). 2.08 Post-Closing Adjustment. (a) The Company shall deliver to Edwards as soon as practicable, but in no event more than one hundred twenty (120) days after the Closing Date, a statement, certified by the Chief Financial Officer of the Company (the “Closing Statement”), and prepared (and its components prepared) in good faith in accordance with Section 2.08(f), setting forth: (i) the Closing Date Modified Net Asset Amount; (ii) the Final Purchase Price Adjustment Amount (together with the Closing Date Modified Net Asset Amount, the “Closing Date Calculations”); 36 (b) Edwards shall in good faith consult with Bulls Brazil routinely during and with respect to the preparation of the Preliminary Statement, and Bulls Brazil and its Representatives shall have reasonable access during normal business hours to the books and records and employees of the Edwards Group to the extent necessary or desirable in connection with their review of the Preliminary Statement and the components thereof. Edwards shall give Bulls Brazil a reasonable opportunity to review and comment on the Preliminary Statement and its components. If Edwards and Bulls Brazil cannot mutually agree in good faith on the Preliminary Statement or the Estimated Calculations prior to their delivery pursuant to Section 2.07(a), then (i) (A) Edwards shall deliver the Preliminary Statement to Bulls Brazil pursuant to Section 2.07(a), and (B) Bulls Brazil shall deliver a written notice of objection to Edwards specifying in reasonable detail any adjustment to the Estimated Calculations proposed by Bulls Brazil and the basis therefor; (ii) the Estimated Purchase Price Adjustment Amount shall be deemed to be the undisputed portion of the Estimated Purchase Price Adjustment Amount for purposes of calculating the amount of the Closing Date Payment; and (iii) the difference between the Estimated Purchase Price Adjustment Amount calculated based on item (i)(B) above and the Estimated Purchase Price Adjustment Amount calculated based on the Preliminary Statement shall be deposited at Closing with a mutually acceptable escrow agent pursuant to a mutually satisfactory escrow agreement with customary terms and conditions, which the Parties shall begin to negotiate with an escrow agent with at least thirty (30) days in advance of the estimated Closing Date (it being understood that the Parties may by mutual agreement terminate the escrow agreement with the escrow agent before the Closing Date in the event Bulls Brazil fails to deliver a notice of objection or there is no difference between the Estimated Purchase Price Adjustment Amount calculated based on item (i) above and the Estimated Purchase Price Adjustment Amount calculated based on the Preliminary Statement), and the amounts deposited in escrow shall be released upon resolution of such dispute or determination of the Final Purchase Price Adjustment Amount. Acceptance by Bulls Brazil of the Preliminary Statement from Edwards is solely for the purpose of determining the Closing Date Payment and shall not constitute or reflect Bulls Brazil’s agreement as to its accuracy or completeness. Edwards’ acceptance of any of Bulls Brazil’s comments shall be without prejudice to Edwards’ right to object to any portion of the Closing Statement in accordance with Section 2.08(b). 2.08 Post-Closing Adjustment. (a) The Company shall deliver to Edwards as soon as practicable, but in no event more than one hundred twenty (120) days after the Closing Date, a statement, certified by the Chief Financial Officer of the Company (the “Closing Statement”), and prepared (and its components prepared) in good faith in accordance with Section 2.08(f), setting forth: (i) the Closing Date Modified Net Asset Amount; (ii) the Final Purchase Price Adjustment Amount (together with the Closing Date Modified Net Asset Amount, the “Closing Date Calculations”); 36

(iii) a reasonably detailed explanation of the calculation of such amounts and the line items and components thereof; and (iv) an unaudited balance sheet of the Company as of the Adjustment Time (the “Closing Balance Sheet”). (b) Edwards shall have sixty (60) days to review the Closing Statement and the components thereof from the date of delivery thereof (the “Review Period”). During the Review Period, Edwards and its Representatives shall have reasonable access during normal business hours to the books and records and employees of the Company used in the preparation of the Closing Statement to the extent required in connection with such review. If Edwards objects to any aspect of the Closing Statement, Edwards shall deliver a written notice of objection (the “Objection Notice”) to Bulls Brazil prior to the expiration of the Review Period; provided that Edwards may so object to the Closing Statement based only on the existence of mathematical errors therein or on the failure of the Closing Date Calculations to be prepared in accordance with Section 2.08(f) and on no other basis. The Objection Notice shall specify in reasonable detail any adjustment to the Closing Date Calculations proposed by Edwards and the basis therefor, including in each case the specific items proposed to be adjusted, the specific dollar amount of each such adjustment and a reasonably detailed explanation of how such proposed adjustment was calculated. If Edwards delivers an Objection Notice to Bulls Brazil prior to the expiration of the Review Period, Bulls Brazil and Edwards shall, for a period of thirty (30) days thereafter (the “Resolution Period”), attempt in good faith to resolve the matters contained therein, and Edwards shall provide Bulls Brazil and its Representatives with reasonable access during the Resolution Period to all books and records and employees used in connection with the preparation of the Objection Notice. Any written resolution as to any such matter, signed by each of Bulls Brazil and Edwards, shall be final, binding and non-appealable for purposes of this Article II. Except to the extent challenged in an Objection Notice in accordance with this Section 2.08(b), or if Edwards does not deliver an Objection Notice to Bulls Brazil prior to the expiration of the Review Period, Edwards shall be deemed to have agreed to the Closing Statement and the Closing Date Calculations contained therein in their entirety and that such Closing Statement and the Closing Date Calculations or undisputed portions thereof (as the case may be) shall be final, binding and non-appealable for purposes of this Article II. The Closing Statement and the Closing Date Calculations shall alternatively become final, binding and non- appealable, prior to the expiration of the Review Period, upon Edwards’ written notice to Bulls Brazil of its acceptance of the Closing Statement and the Closing Date Calculations. (c) If, at the conclusion of the Resolution Period, Bulls Brazil and Edwards have not reached an agreement with respect to all disputed matters, then within ten (10) Business Days thereafter, Bulls Brazil or Edwards may elect to have any or all of such matters remaining in dispute submitted to PricewaterhouseCoopers (or its successor), or if such firm is unavailable or unwilling to so serve, to a mutually acceptable internationally recognized independent accounting firm (such selected firm, the “Neutral Auditor”); provided that, if Bulls Brazil and Edwards are unable to agree on a firm within such ten (10) Business Day period, then Bulls Brazil and Edwards shall each select such a 37 (iii) a reasonably detailed explanation of the calculation of such amounts and the line items and components thereof; and (iv) an unaudited balance sheet of the Company as of the Adjustment Time (the “Closing Balance Sheet”). (b) Edwards shall have sixty (60) days to review the Closing Statement and the components thereof from the date of delivery thereof (the “Review Period”). During the Review Period, Edwards and its Representatives shall have reasonable access during normal business hours to the books and records and employees of the Company used in the preparation of the Closing Statement to the extent required in connection with such review. If Edwards objects to any aspect of the Closing Statement, Edwards shall deliver a written notice of objection (the “Objection Notice”) to Bulls Brazil prior to the expiration of the Review Period; provided that Edwards may so object to the Closing Statement based only on the existence of mathematical errors therein or on the failure of the Closing Date Calculations to be prepared in accordance with Section 2.08(f) and on no other basis. The Objection Notice shall specify in reasonable detail any adjustment to the Closing Date Calculations proposed by Edwards and the basis therefor, including in each case the specific items proposed to be adjusted, the specific dollar amount of each such adjustment and a reasonably detailed explanation of how such proposed adjustment was calculated. If Edwards delivers an Objection Notice to Bulls Brazil prior to the expiration of the Review Period, Bulls Brazil and Edwards shall, for a period of thirty (30) days thereafter (the “Resolution Period”), attempt in good faith to resolve the matters contained therein, and Edwards shall provide Bulls Brazil and its Representatives with reasonable access during the Resolution Period to all books and records and employees used in connection with the preparation of the Objection Notice. Any written resolution as to any such matter, signed by each of Bulls Brazil and Edwards, shall be final, binding and non-appealable for purposes of this Article II. Except to the extent challenged in an Objection Notice in accordance with this Section 2.08(b), or if Edwards does not deliver an Objection Notice to Bulls Brazil prior to the expiration of the Review Period, Edwards shall be deemed to have agreed to the Closing Statement and the Closing Date Calculations contained therein in their entirety and that such Closing Statement and the Closing Date Calculations or undisputed portions thereof (as the case may be) shall be final, binding and non-appealable for purposes of this Article II. The Closing Statement and the Closing Date Calculations shall alternatively become final, binding and non- appealable, prior to the expiration of the Review Period, upon Edwards’ written notice to Bulls Brazil of its acceptance of the Closing Statement and the Closing Date Calculations. (c) If, at the conclusion of the Resolution Period, Bulls Brazil and Edwards have not reached an agreement with respect to all disputed matters, then within ten (10) Business Days thereafter, Bulls Brazil or Edwards may elect to have any or all of such matters remaining in dispute submitted to PricewaterhouseCoopers (or its successor), or if such firm is unavailable or unwilling to so serve, to a mutually acceptable internationally recognized independent accounting firm (such selected firm, the “Neutral Auditor”); provided that, if Bulls Brazil and Edwards are unable to agree on a firm within such ten (10) Business Day period, then Bulls Brazil and Edwards shall each select such a 37 firm and such firms shall jointly select a third internationally recognized independent accounting firm to serve as the Neutral Auditor. In connection with the resolution of any such dispute by the Neutral Auditor: (i) each of Bulls Brazil and Edwards shall have a reasonable opportunity to meet with the Neutral Auditor, to submit its calculation of the Final Purchase Price Adjustment Amount, and to provide its respective views as to any disputed issues with respect to the Closing Statement and the calculation of any of the Closing Date Calculations; (ii) Bulls Brazil and Edwards shall instruct the Neutral Auditor to determine the Closing Date Calculations in accordance with this Section 2.08 as soon as practicable and in any event within ninety (90) days of such submittal and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to Edwards and Bulls Brazil; (iii) Bulls Brazil and Edwards shall reasonably cooperate with the Neutral Auditor during the term of such Neutral Auditor’s engagement; and (iv) the determination made by the Neutral Auditor of the Closing Date Calculations shall be final, binding and non-appealable for purposes of this Article II, absent manifest error. The Neutral Auditor shall act as an expert and not an arbitrator and shall only consider those items submitted to the Neutral Auditor by Bulls Brazil and Edwards in accordance with this Section 2.08, unless otherwise mutually agreed by Bulls Brazil and Edwards during the Resolution Period. The Expert Calculations shall show in detail the differences, if any, between the Closing Date Calculations reflected therein and the Closing Date Calculations set forth in the calculations provided to the Neutral Auditor by Bulls Brazil and Edwards. The Neutral Auditor’s determination shall be made solely in accordance with the terms and procedures set forth in this Agreement and based solely on the submissions and supporting materials provided by Bulls Brazil and Edwards in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Neutral Auditor may not assign a value to any item greater than the greatest value for such item claimed by either Bulls Brazil or Edwards or less than the smallest value for such item claimed by either Bulls Brazil or Edwards. The Closing Statement, once modified or agreed to in accordance with Section 2.08(b) or this Section 2.08(c), shall become the “Final Statement”. (d) If Edwards and Bulls Brazil submit their respective calculations to the Neutral Auditor for resolution as provided in Section 2.08(c), the responsibility for the fees and expenses of the Neutral Auditor shall be as follows: (i) if the Neutral Auditor resolves the Final Purchase Price Adjustment Amount in favor of Bulls Brazil’s position (such amount, the “Bulls Brazil Amount”), then all of the fees and expenses of the Neutral Auditor shall be paid by Edwards; (ii) if the Neutral Auditor resolves the Final Purchase Price Adjustment Amount in favor of Edwards’ position (such amount, the “Edwards Amount”), then all of the fees and expenses of the Neutral Auditor shall be paid by Bulls Brazil; and (iii) if the Neutral Auditor resolves the Final Purchase Price Adjustment Amount in favor of neither Bulls Brazil’s position nor Edwards’ position (the amount so determined is referred to herein as the “Actual Amount”), 38 firm and such firms shall jointly select a third internationally recognized independent accounting firm to serve as the Neutral Auditor. In connection with the resolution of any such dispute by the Neutral Auditor: (i) each of Bulls Brazil and Edwards shall have a reasonable opportunity to meet with the Neutral Auditor, to submit its calculation of the Final Purchase Price Adjustment Amount, and to provide its respective views as to any disputed issues with respect to the Closing Statement and the calculation of any of the Closing Date Calculations; (ii) Bulls Brazil and Edwards shall instruct the Neutral Auditor to determine the Closing Date Calculations in accordance with this Section 2.08 as soon as practicable and in any event within ninety (90) days of such submittal and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to Edwards and Bulls Brazil; (iii) Bulls Brazil and Edwards shall reasonably cooperate with the Neutral Auditor during the term of such Neutral Auditor’s engagement; and (iv) the determination made by the Neutral Auditor of the Closing Date Calculations shall be final, binding and non-appealable for purposes of this Article II, absent manifest error. The Neutral Auditor shall act as an expert and not an arbitrator and shall only consider those items submitted to the Neutral Auditor by Bulls Brazil and Edwards in accordance with this Section 2.08, unless otherwise mutually agreed by Bulls Brazil and Edwards during the Resolution Period. The Expert Calculations shall show in detail the differences, if any, between the Closing Date Calculations reflected therein and the Closing Date Calculations set forth in the calculations provided to the Neutral Auditor by Bulls Brazil and Edwards. The Neutral Auditor’s determination shall be made solely in accordance with the terms and procedures set forth in this Agreement and based solely on the submissions and supporting materials provided by Bulls Brazil and Edwards in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Neutral Auditor may not assign a value to any item greater than the greatest value for such item claimed by either Bulls Brazil or Edwards or less than the smallest value for such item claimed by either Bulls Brazil or Edwards. The Closing Statement, once modified or agreed to in accordance with Section 2.08(b) or this Section 2.08(c), shall become the “Final Statement”. (d) If Edwards and Bulls Brazil submit their respective calculations to the Neutral Auditor for resolution as provided in Section 2.08(c), the responsibility for the fees and expenses of the Neutral Auditor shall be as follows: (i) if the Neutral Auditor resolves the Final Purchase Price Adjustment Amount in favor of Bulls Brazil’s position (such amount, the “Bulls Brazil Amount”), then all of the fees and expenses of the Neutral Auditor shall be paid by Edwards; (ii) if the Neutral Auditor resolves the Final Purchase Price Adjustment Amount in favor of Edwards’ position (such amount, the “Edwards Amount”), then all of the fees and expenses of the Neutral Auditor shall be paid by Bulls Brazil; and (iii) if the Neutral Auditor resolves the Final Purchase Price Adjustment Amount in favor of neither Bulls Brazil’s position nor Edwards’ position (the amount so determined is referred to herein as the “Actual Amount”), 38 then Edwards shall pay a fraction of the fees and expenses of the Neutral Auditor, the numerator of which equals the difference between the Edwards Amount and the Actual Amount and the denominator of which equals the difference between the Edwards Amount and the Bulls Brazil Amount, and Bulls Brazil shall be responsible and shall pay for the remainder of such fees and expenses of the Neutral Auditor. (e) If the Final Purchase Price Adjustment Amount is negative, then Edwards shall pay to Bulls Brazil an amount equal to 0.8 multiplied by the Final Purchase Price Adjustment Amount, together with interest thereon at a rate per annum equal to five percent (5%) (the “Applicable Rate”), calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment, by wire transfer of immediately available funds to the account designated by Bulls Brazil in writing, within four (4) Business Days after the date on which the Preliminary Statement becomes the Final Statement. If the Final Purchase Price Adjustment Amount is positive, then Bulls Brazil shall pay to Edwards an amount equal to 0.8 multiplied by the Final Purchase Price Adjustment Amount, together with interest thereon at the Applicable Rate, calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment, by wire transfer of immediately available funds to the account(s) designated by Edwards in writing, within four (4) Business Days after the date on which the Preliminary Statement becomes the Final Statement. If the Final Purchase Price Adjustment Amount is zero, no payments shall be required under this Section 2.08(e). All amounts payable under this Section 2.08 shall be calculated in dollars and then converted for payment in Brazilian Reais based on the closing PTAX Rate for dollars and rd Brazilian Reais for the third (3) Business Day immediately preceding the date of payment of the Final Purchase Price Adjustment Amount. (f) The Preliminary Statement, the Estimated Closing Balance Sheet, the Estimated Calculations, the Closing Statement, the Closing Date Calculations and their respective components, and all determinations and calculations contained therein and thereof, shall be prepared in accordance with the Agreed Accounting Principles and after giving effect to the Contribution. The Parties agree that, notwithstanding anything to the contrary in this Agreement, the purpose of the determination of the Preliminary Statement, the Estimated Closing Balance Sheet, the Estimated Calculations, the Closing Statement, the Closing Balance Sheet, the Closing Date Calculations and their respective components, and all determinations and calculations contained therein and thereof, is solely to calculate the difference between the Closing Date Modified Net Asset Amount and the Target Closing Date Modified Net Asset Amount and not the introduction of any accounting principles, procedures, practices, methodologies or policies that would be inconsistent with the Agreed Accounting Principles. (g) The type and quantity of the Contributed Inventory reflected on the Final Statement shall be determined through a physical count and inspection made jointly by Bulls Brazil and Edwards and their respective Representatives (including such additional test counts as reasonably requested by either Party) of all such Contributed Inventory as of the Adjustment Time and valued in accordance with the Agreed Accounting Principles. The type and quantity of (x) the Contributed Inventory required by the 39 then Edwards shall pay a fraction of the fees and expenses of the Neutral Auditor, the numerator of which equals the difference between the Edwards Amount and the Actual Amount and the denominator of which equals the difference between the Edwards Amount and the Bulls Brazil Amount, and Bulls Brazil shall be responsible and shall pay for the remainder of such fees and expenses of the Neutral Auditor. (e) If the Final Purchase Price Adjustment Amount is negative, then Edwards shall pay to Bulls Brazil an amount equal to 0.8 multiplied by the Final Purchase Price Adjustment Amount, together with interest thereon at a rate per annum equal to five percent (5%) (the “Applicable Rate”), calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment, by wire transfer of immediately available funds to the account designated by Bulls Brazil in writing, within four (4) Business Days after the date on which the Preliminary Statement becomes the Final Statement. If the Final Purchase Price Adjustment Amount is positive, then Bulls Brazil shall pay to Edwards an amount equal to 0.8 multiplied by the Final Purchase Price Adjustment Amount, together with interest thereon at the Applicable Rate, calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment, by wire transfer of immediately available funds to the account(s) designated by Edwards in writing, within four (4) Business Days after the date on which the Preliminary Statement becomes the Final Statement. If the Final Purchase Price Adjustment Amount is zero, no payments shall be required under this Section 2.08(e). All amounts payable under this Section 2.08 shall be calculated in dollars and then converted for payment in Brazilian Reais based on the closing PTAX Rate for dollars and rd Brazilian Reais for the third (3) Business Day immediately preceding the date of payment of the Final Purchase Price Adjustment Amount. (f) The Preliminary Statement, the Estimated Closing Balance Sheet, the Estimated Calculations, the Closing Statement, the Closing Date Calculations and their respective components, and all determinations and calculations contained therein and thereof, shall be prepared in accordance with the Agreed Accounting Principles and after giving effect to the Contribution. The Parties agree that, notwithstanding anything to the contrary in this Agreement, the purpose of the determination of the Preliminary Statement, the Estimated Closing Balance Sheet, the Estimated Calculations, the Closing Statement, the Closing Balance Sheet, the Closing Date Calculations and their respective components, and all determinations and calculations contained therein and thereof, is solely to calculate the difference between the Closing Date Modified Net Asset Amount and the Target Closing Date Modified Net Asset Amount and not the introduction of any accounting principles, procedures, practices, methodologies or policies that would be inconsistent with the Agreed Accounting Principles. (g) The type and quantity of the Contributed Inventory reflected on the Final Statement shall be determined through a physical count and inspection made jointly by Bulls Brazil and Edwards and their respective Representatives (including such additional test counts as reasonably requested by either Party) of all such Contributed Inventory as of the Adjustment Time and valued in accordance with the Agreed Accounting Principles. The type and quantity of (x) the Contributed Inventory required by the 39

Company to perform under the Company Preferred Supply Agreement for purposes of determining Edwards’ credit under the Company Preferred Supply Agreement and (y) the Excluded Inventory required by Edwards to perform under the Edwards Preferred Supply Agreement for purposes of determining the Company’s credit under the Edwards Preferred Supply Agreement shall be determined through a physical count and inspection made jointly by Bulls Brazil and Edwards and their respective Representatives (including such additional test counts as reasonably requested by either Party) of all such Contributed Inventory required by the Company to perform under the Company Preferred Supply Agreement and all such Excluded Inventory required by Edwards to perform under the Edwards Supply Agreement in each case as of the Adjustment Time and valued in accordance with IFRS using only the same inventory accounting methods, policies, practices, principles and procedures (with consistent classifications), judgments, and estimating methodologies and provisions established by Edwards that were used in the preparation of the Edwards Audited Financial Statements, and regardless of whether such inventory accounting methods, policies, practices, principles and procedures, judgments and estimating methodologies and provisions were used in, are consistent with, or are in accordance with, those used in the preparation of the Carve-Out Balance Sheet. The physical count and inspection of all Contributed Inventory and all Excluded Inventory shall be conducted on the Closing Date and in accordance with procedures to be mutually agreed upon by Bulls Brazil and Edwards. Edwards shall use reasonable best efforts to segregate Contributed Inventory required by the Company to perform under the Company Preferred Supply Agreement and the Excluded Inventory required by Edwards to perform under the Edwards Preferred Supply Agreement at least seven (7) Business Days prior to the Closing Date. 2.09 Withholding. (a) The Parties agree that, under the Law applicable as of the date hereof, there shall be no deduction or withholding of any Taxes from the Base Purchase Price due by Bulls Brazil to Edwards or any adjustments pursuant to Section 2.08. (b) Notwithstanding anything herein to the contrary, each Party shall be entitled to deduct and withhold from the consideration or any other amount payable pursuant to this Agreement such Taxes and other amounts that are required to be withheld under applicable Law, and to collect from a Party any forms required by applicable Law. To the extent that amounts are so deducted, withheld and remitted to the relevant Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made. 2.10 Post-Closing Tax Adjustment. (a) Edwards shall deliver to Bulls Brazil as soon as practicable, but in no event more than sixty (60) days after the Closing Date, a good faith estimate of the total tax cost to be incurred by Edwards arising from the Contribution and the sale of the Selling Shares (the “Total Tax Cost”), together with reasonably detailed supporting documentation. The Total Tax Cost shall be calculated based on the rules set forth and attached to this Agreement as Exhibit L. 40 Company to perform under the Company Preferred Supply Agreement for purposes of determining Edwards’ credit under the Company Preferred Supply Agreement and (y) the Excluded Inventory required by Edwards to perform under the Edwards Preferred Supply Agreement for purposes of determining the Company’s credit under the Edwards Preferred Supply Agreement shall be determined through a physical count and inspection made jointly by Bulls Brazil and Edwards and their respective Representatives (including such additional test counts as reasonably requested by either Party) of all such Contributed Inventory required by the Company to perform under the Company Preferred Supply Agreement and all such Excluded Inventory required by Edwards to perform under the Edwards Supply Agreement in each case as of the Adjustment Time and valued in accordance with IFRS using only the same inventory accounting methods, policies, practices, principles and procedures (with consistent classifications), judgments, and estimating methodologies and provisions established by Edwards that were used in the preparation of the Edwards Audited Financial Statements, and regardless of whether such inventory accounting methods, policies, practices, principles and procedures, judgments and estimating methodologies and provisions were used in, are consistent with, or are in accordance with, those used in the preparation of the Carve-Out Balance Sheet. The physical count and inspection of all Contributed Inventory and all Excluded Inventory shall be conducted on the Closing Date and in accordance with procedures to be mutually agreed upon by Bulls Brazil and Edwards. Edwards shall use reasonable best efforts to segregate Contributed Inventory required by the Company to perform under the Company Preferred Supply Agreement and the Excluded Inventory required by Edwards to perform under the Edwards Preferred Supply Agreement at least seven (7) Business Days prior to the Closing Date. 2.09 Withholding. (a) The Parties agree that, under the Law applicable as of the date hereof, there shall be no deduction or withholding of any Taxes from the Base Purchase Price due by Bulls Brazil to Edwards or any adjustments pursuant to Section 2.08. (b) Notwithstanding anything herein to the contrary, each Party shall be entitled to deduct and withhold from the consideration or any other amount payable pursuant to this Agreement such Taxes and other amounts that are required to be withheld under applicable Law, and to collect from a Party any forms required by applicable Law. To the extent that amounts are so deducted, withheld and remitted to the relevant Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made. 2.10 Post-Closing Tax Adjustment. (a) Edwards shall deliver to Bulls Brazil as soon as practicable, but in no event more than sixty (60) days after the Closing Date, a good faith estimate of the total tax cost to be incurred by Edwards arising from the Contribution and the sale of the Selling Shares (the “Total Tax Cost”), together with reasonably detailed supporting documentation. The Total Tax Cost shall be calculated based on the rules set forth and attached to this Agreement as Exhibit L. 40

(b) Bulls Brazil shall have twenty (20) Business Days to review and comment on the calculation of the Total Tax Cost and Edwards shall provide such other supporting documentation that Bulls Brazil reasonably requests in good faith in connection with such review. Edwards shall consider any reasonable comments that Bulls Brazil may have on such calculations in good faith. If the Parties cannot agree on the calculation of the Total Tax Cost (including any interpretation or application of the rules set forth in Exhibit L), the disputed items shall be determined by an independent Tax arbiter (the “Tax Arbiter”). The Tax Arbiter (i) shall be an internationally recognized independent law firm or accounting firm, and (ii) shall be selected in a manner that is consistent with the principles set forth in Section 2.08(c). In determining the calculation of the Total Tax Cost, the Parties and the Tax Arbiter shall follow the principles and shall use procedures consistent to those set forth in clauses (i) to (iii) of the second sentence of Section 2.08(c) and the next four sentences of Section 2.08(c). For the avoidance of doubt, the Tax Arbiter shall be required to make any and all determinations relating to the Total Tax Cost in accordance with the language and principles set forth in Exhibit L. The determination made by the Tax Arbiter regarding the Total Tax Cost shall be final, binding and non-appealable for purposes of this Section 2.10, absent manifest error. The fees and expenses of the Tax Arbiter shall be allocated between Bulls Brazil and Edwards consistent with the principles set forth in Section 2.08(d). (c) If the Total Tax Cost, after any adjustment, is less than one billion two hundred million dollars ($1,200,000,000), then Edwards shall return to Bulls Brazil fifty percent (50%) of any such difference by wire transfer of immediately available funds to the account designated by Bulls Brazil in writing to Edwards, within seven (7) Business Days after the date that Bulls Brazil agrees to the calculation of the Total Tax Cost. Any such payment shall be deemed an adjustment to the Base Purchase Price for purposes of this Agreement. If the Total Tax Cost equals or exceeds one billion two hundred million dollars ($1,200,000,000), then Edwards shall make no payment pursuant to this Section 2.10. For purposes of calculation under this Section 2.10, the amounts in Brazilian Reais (or in currencies other than Brazilian Reais) paid or payable in connection with the Total Tax Cost shall be converted into dollars at the closing PTAX Rate for dollars and Brazilian Reais (or as to currencies other than Brazilian Reais at the closing rate of the leading market indicator for such currency) upon each date of payment of such Taxes and, for such amounts that have not been paid by the date of determination of the Total Tax Cost, on the date immediately prior to such date of determination. ARTICLE III REPRESENTATIONS AND WARRANTIES OF EDWARDS Except (a) as set forth in the correspondingly numbered Sections of the disclosure schedule delivered by Edwards to Bulls Brazil concurrently with the execution of this Agreement (the “Edwards Disclosure Schedules”), and (b) for any exception or disclosure set forth in any other section of the Edwards Disclosure Schedules to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty, Edwards represents and warrants to Bulls Brazil and, as of the Closing, to Bulls Brazil and the Company, as follows: 41 (b) Bulls Brazil shall have twenty (20) Business Days to review and comment on the calculation of the Total Tax Cost and Edwards shall provide such other supporting documentation that Bulls Brazil reasonably requests in good faith in connection with such review. Edwards shall consider any reasonable comments that Bulls Brazil may have on such calculations in good faith. If the Parties cannot agree on the calculation of the Total Tax Cost (including any interpretation or application of the rules set forth in Exhibit L), the disputed items shall be determined by an independent Tax arbiter (the “Tax Arbiter”). The Tax Arbiter (i) shall be an internationally recognized independent law firm or accounting firm, and (ii) shall be selected in a manner that is consistent with the principles set forth in Section 2.08(c). In determining the calculation of the Total Tax Cost, the Parties and the Tax Arbiter shall follow the principles and shall use procedures consistent to those set forth in clauses (i) to (iii) of the second sentence of Section 2.08(c) and the next four sentences of Section 2.08(c). For the avoidance of doubt, the Tax Arbiter shall be required to make any and all determinations relating to the Total Tax Cost in accordance with the language and principles set forth in Exhibit L. The determination made by the Tax Arbiter regarding the Total Tax Cost shall be final, binding and non-appealable for purposes of this Section 2.10, absent manifest error. The fees and expenses of the Tax Arbiter shall be allocated between Bulls Brazil and Edwards consistent with the principles set forth in Section 2.08(d). (c) If the Total Tax Cost, after any adjustment, is less than one billion two hundred million dollars ($1,200,000,000), then Edwards shall return to Bulls Brazil fifty percent (50%) of any such difference by wire transfer of immediately available funds to the account designated by Bulls Brazil in writing to Edwards, within seven (7) Business Days after the date that Bulls Brazil agrees to the calculation of the Total Tax Cost. Any such payment shall be deemed an adjustment to the Base Purchase Price for purposes of this Agreement. If the Total Tax Cost equals or exceeds one billion two hundred million dollars ($1,200,000,000), then Edwards shall make no payment pursuant to this Section 2.10. For purposes of calculation under this Section 2.10, the amounts in Brazilian Reais (or in currencies other than Brazilian Reais) paid or payable in connection with the Total Tax Cost shall be converted into dollars at the closing PTAX Rate for dollars and Brazilian Reais (or as to currencies other than Brazilian Reais at the closing rate of the leading market indicator for such currency) upon each date of payment of such Taxes and, for such amounts that have not been paid by the date of determination of the Total Tax Cost, on the date immediately prior to such date of determination. ARTICLE III REPRESENTATIONS AND WARRANTIES OF EDWARDS Except (a) as set forth in the correspondingly numbered Sections of the disclosure schedule delivered by Edwards to Bulls Brazil concurrently with the execution of this Agreement (the “Edwards Disclosure Schedules”), and (b) for any exception or disclosure set forth in any other section of the Edwards Disclosure Schedules to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty, Edwards represents and warrants to Bulls Brazil and, as of the Closing, to Bulls Brazil and the Company, as follows: 41

3.01 Existence of Edwards and the Company. (a) Edwards is an entity duly organized and validly existing under the Laws of Brazil. Edwards has all requisite corporate power and authority to own, lease and operate its Assets (including the Selling Shares) and to conduct its business, including the Commercial Aviation Business, as it is presently conducted and is duly qualified or licensed to transact business, and, where applicable, is in good standing in each jurisdiction in which the Assets owned, leased or operated by it or in which the conduct of its business, including the Commercial Aviation Business, makes such licensing or qualification necessary, except where the failure to be so qualified or licensed, as applicable, would not reasonably be expected to result in an Edwards CAB Material Adverse Effect. (b) Each member of the Company Group and each Company Joint Venture is an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where failure to be in good standing would not have an Edwards CAB Material Adverse Effect. Each member of the Company Group and each Company Joint Venture has or will have on the Closing Date all requisite power and authority to own, lease and operate its Assets and conduct its business, including the Commercial Aviation Business as it is presently conducted, and is duly qualified or licensed to transact business, and, where applicable, is in good standing in each jurisdiction in which the Assets owned, leased or operated by it or in which the conduct of its business, including the Commercial Aviation Business, by such Person makes such licensing or qualification necessary, except where the failure to be so qualified or licensed, as applicable, or the failure to be in good standing would not reasonably be expected to result in an Edwards CAB Material Adverse Effect. (c) Edwards has made available to Bulls Brazil true, correct and complete copies of the current Governing Documents that are complete and correct in all respects of each of the members of the Company Group and each Company Joint Venture. (d) None of the members of the Edwards Group or their respective Affiliates is, or, immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, will be, insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), and none of the members of the Edwards Group or any of their respective Affiliates has, or immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, will have, unreasonably small capital with which to engage in its business or incurred debts (and does not immediately plan to incur debt) beyond its ability to pay as they become due. No transfer of property is being made, and no obligation is being incurred by Edwards or any other member of the Edwards Group in connection with the transactions contemplated by this Agreement and the Ancillary Agreements with the intent to hinder, delay or defraud either present or future creditors of Edwards, any members of the Edwards Group or any of their respective Affiliates. 42 3.01 Existence of Edwards and the Company. (a) Edwards is an entity duly organized and validly existing under the Laws of Brazil. Edwards has all requisite corporate power and authority to own, lease and operate its Assets (including the Selling Shares) and to conduct its business, including the Commercial Aviation Business, as it is presently conducted and is duly qualified or licensed to transact business, and, where applicable, is in good standing in each jurisdiction in which the Assets owned, leased or operated by it or in which the conduct of its business, including the Commercial Aviation Business, makes such licensing or qualification necessary, except where the failure to be so qualified or licensed, as applicable, would not reasonably be expected to result in an Edwards CAB Material Adverse Effect. (b) Each member of the Company Group and each Company Joint Venture is an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where failure to be in good standing would not have an Edwards CAB Material Adverse Effect. Each member of the Company Group and each Company Joint Venture has or will have on the Closing Date all requisite power and authority to own, lease and operate its Assets and conduct its business, including the Commercial Aviation Business as it is presently conducted, and is duly qualified or licensed to transact business, and, where applicable, is in good standing in each jurisdiction in which the Assets owned, leased or operated by it or in which the conduct of its business, including the Commercial Aviation Business, by such Person makes such licensing or qualification necessary, except where the failure to be so qualified or licensed, as applicable, or the failure to be in good standing would not reasonably be expected to result in an Edwards CAB Material Adverse Effect. (c) Edwards has made available to Bulls Brazil true, correct and complete copies of the current Governing Documents that are complete and correct in all respects of each of the members of the Company Group and each Company Joint Venture. (d) None of the members of the Edwards Group or their respective Affiliates is, or, immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, will be, insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), and none of the members of the Edwards Group or any of their respective Affiliates has, or immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, will have, unreasonably small capital with which to engage in its business or incurred debts (and does not immediately plan to incur debt) beyond its ability to pay as they become due. No transfer of property is being made, and no obligation is being incurred by Edwards or any other member of the Edwards Group in connection with the transactions contemplated by this Agreement and the Ancillary Agreements with the intent to hinder, delay or defraud either present or future creditors of Edwards, any members of the Edwards Group or any of their respective Affiliates. 42

(e) Since the date of its incorporation, the Company has not conducted any business or other activities, except for the conduct of the Commercial Aviation Business after the consummation of the Contribution, and has no, and prior to the Contribution and as of the Closing will have no, Assets, Liabilities or obligations of any nature, other than its rights and obligations under this Agreement and the Ancillary Agreements to which it is a party and after the Contribution the Contributed Assets and the Assumed Liabilities. 3.02 Due Authorization. Each of Edwards and the Company has all requisite corporate power and corporate authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and, subject to the Shareholder Approval and the Second Golden Share Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Edwards and the Company of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of Edwards and the Company of its obligations hereunder and thereunder and, subject to the Shareholder Approval and the Second Golden Share Approval, the consummation by each of Edwards and the Company of the transactions contemplated hereby and thereby (including the Contribution, the sale of the Selling Shares by Edwards and the approval of the Capital Raise) have been or, prior to or at the Closing, shall be duly and validly authorized by all requisite corporate and other similar action on the part of Edwards and the Company (including on the part of the Edwards Board or similar governing bodies). Each of Edwards and the Company has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of Edwards and the Company will have duly and validly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof each Ancillary Agreement to which Edwards or the Company is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of Edwards and the Company, enforceable against Edwards or the Company in accordance with their respective terms, subject to the Enforceability Exceptions. At a meeting duly called and held on January 11, 2019, the Edwards Board unanimously (a) determined that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby are in the best interests of Edwards, (b) approved the terms and conditions of this Agreement and the execution, delivery and performance of this Agreement and the Ancillary Agreements by Edwards and (c) resolved, on the terms and subject to the conditions set forth in this Agreement, (i) to make the Voting Recommendation to the shareholders of Edwards and call the relevant Shareholder Meeting of Edwards to vote on the Shareholder Vote Proposals, and (ii) upon receipt of the Shareholder Approval, to effect the Contribution, the sale of the Selling Shares to Bulls Brazil, the approval of the Capital Raise by Edwards and the other transactions contemplated by this Agreement. 3.03 Governmental Authorizations for the Agreement. No Governmental Authorization is required in connection with the execution, delivery and performance by Edwards or the Company of this Agreement and the Ancillary Agreements to which Edwards, the Company or any member of the Edwards Group is a party, or the consummation by Edwards of the transactions contemplated hereby or thereby, including the Contribution, the sale of the Selling Shares and the approval of the Capital Raise, except, with respect to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, for (i) the receipt of the Second Golden Share Approval, (ii) the approval of the Shareholder Vote Proposals, (iii) the CADE approval, those approvals under the HSR Act and any other approval 43 (e) Since the date of its incorporation, the Company has not conducted any business or other activities, except for the conduct of the Commercial Aviation Business after the consummation of the Contribution, and has no, and prior to the Contribution and as of the Closing will have no, Assets, Liabilities or obligations of any nature, other than its rights and obligations under this Agreement and the Ancillary Agreements to which it is a party and after the Contribution the Contributed Assets and the Assumed Liabilities. 3.02 Due Authorization. Each of Edwards and the Company has all requisite corporate power and corporate authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and, subject to the Shareholder Approval and the Second Golden Share Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Edwards and the Company of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of Edwards and the Company of its obligations hereunder and thereunder and, subject to the Shareholder Approval and the Second Golden Share Approval, the consummation by each of Edwards and the Company of the transactions contemplated hereby and thereby (including the Contribution, the sale of the Selling Shares by Edwards and the approval of the Capital Raise) have been or, prior to or at the Closing, shall be duly and validly authorized by all requisite corporate and other similar action on the part of Edwards and the Company (including on the part of the Edwards Board or similar governing bodies). Each of Edwards and the Company has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of Edwards and the Company will have duly and validly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof each Ancillary Agreement to which Edwards or the Company is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of Edwards and the Company, enforceable against Edwards or the Company in accordance with their respective terms, subject to the Enforceability Exceptions. At a meeting duly called and held on January 11, 2019, the Edwards Board unanimously (a) determined that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby are in the best interests of Edwards, (b) approved the terms and conditions of this Agreement and the execution, delivery and performance of this Agreement and the Ancillary Agreements by Edwards and (c) resolved, on the terms and subject to the conditions set forth in this Agreement, (i) to make the Voting Recommendation to the shareholders of Edwards and call the relevant Shareholder Meeting of Edwards to vote on the Shareholder Vote Proposals, and (ii) upon receipt of the Shareholder Approval, to effect the Contribution, the sale of the Selling Shares to Bulls Brazil, the approval of the Capital Raise by Edwards and the other transactions contemplated by this Agreement. 3.03 Governmental Authorizations for the Agreement. No Governmental Authorization is required in connection with the execution, delivery and performance by Edwards or the Company of this Agreement and the Ancillary Agreements to which Edwards, the Company or any member of the Edwards Group is a party, or the consummation by Edwards of the transactions contemplated hereby or thereby, including the Contribution, the sale of the Selling Shares and the approval of the Capital Raise, except, with respect to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, for (i) the receipt of the Second Golden Share Approval, (ii) the approval of the Shareholder Vote Proposals, (iii) the CADE approval, those approvals under the HSR Act and any other approval 43 under any other applicable Antitrust Laws, (iv) the approvals necessary for the transfer or issuance of Governmental Authorizations required to be obtained by the Company for the operation of the Commercial Aviation Business after the Contribution, and (v) such other Governmental Authorizations the failure of which to obtain would not be material to the Commercial Aviation Business or the Company Group after the Closing. The First Golden Share Approval was obtained by Edwards on January 10, 2019 and is in force and effect. On December 17, 2018, Edwards delivered a notice to the Government of Brazil making reference to the transactions contemplated by this Agreement and the Ancillary Agreements for purposes of the Government of Brazil’s exercise of its right of first refusal under that certain Right of First Refusal for Acquisition of Real Property, Machinery and Equipment Agreement (Contrato de Concessão do Direito de Preferência a Aquisição de Imóveis e Máquinas e Equipamentos) entered into on October 27, 1994, by and between Edwards and the Government of Brazil, and on January 10, 2019, the Government of Brazil has waived, in a binding and unconditional manner, its right of first refusal set forth in such agreement in relation to the transactions contemplated by this Agreement and the Ancillary Agreements (the “ROFR”). 3.04 Capitalization of the Company Group; Company Joint Venture. (a) All of the issued and outstanding shares of capital stock of each member of the Company Group, including the Selling Shares, have been (and, in the case of the redeemable preferred Shares and the Issued Shares, will be at the Closing) duly authorized and validly issued, are (or at the Closing will be) fully paid and non- assessable, have been issued in compliance with applicable Law and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights and are free and clear of any Encumbrances. (b) The authorized share capital of the Company consists of 1,200 registered common shares, with no par value. As of the date hereof, 1,200 common Shares were issued and outstanding, all of which are owned by Edwards, except for 1 common Share which is owned by ELEB, and are all fully paid in (integralizadas). Set forth on Section 3.04(b) of the Edwards Disclosure Schedules is, with respect to each member of the Company Group and each Company Joint Venture as of the date hereof, (i) the jurisdiction of incorporation or organization of such Person, and (ii) the identity of each Person who holds such shares of capital stock of such Person, including the number of such shares each Person holds. (A) There are no authorized, issued or outstanding shares of capital stock or other equity interests of any member of the Company Group or any Company Joint Venture and (B) neither the Company nor any of its Subsidiaries owns any equity interest in any Person other than the Company’s Subsidiaries, except for the Company Joint Ventures. There are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance or redemption of any shares of capital stock or other equity interests of any member of the Company Group, including the Selling Shares and the Issued Shares, or any securities or other instruments convertible into, exchangeable for, any shares of capital stock of or other equity interests of any member of the Company Group, in each case, (A) evidencing the right to purchase, or otherwise requiring any member of the Company Group to issue or sell or give any Person a right to subscribe for or acquire such shares of capital stock or other equity interests, including the Selling Shares and the Issued Shares, and (B) to which any 44 under any other applicable Antitrust Laws, (iv) the approvals necessary for the transfer or issuance of Governmental Authorizations required to be obtained by the Company for the operation of the Commercial Aviation Business after the Contribution, and (v) such other Governmental Authorizations the failure of which to obtain would not be material to the Commercial Aviation Business or the Company Group after the Closing. The First Golden Share Approval was obtained by Edwards on January 10, 2019 and is in force and effect. On December 17, 2018, Edwards delivered a notice to the Government of Brazil making reference to the transactions contemplated by this Agreement and the Ancillary Agreements for purposes of the Government of Brazil’s exercise of its right of first refusal under that certain Right of First Refusal for Acquisition of Real Property, Machinery and Equipment Agreement (Contrato de Concessão do Direito de Preferência a Aquisição de Imóveis e Máquinas e Equipamentos) entered into on October 27, 1994, by and between Edwards and the Government of Brazil, and on January 10, 2019, the Government of Brazil has waived, in a binding and unconditional manner, its right of first refusal set forth in such agreement in relation to the transactions contemplated by this Agreement and the Ancillary Agreements (the “ROFR”). 3.04 Capitalization of the Company Group; Company Joint Venture. (a) All of the issued and outstanding shares of capital stock of each member of the Company Group, including the Selling Shares, have been (and, in the case of the redeemable preferred Shares and the Issued Shares, will be at the Closing) duly authorized and validly issued, are (or at the Closing will be) fully paid and non- assessable, have been issued in compliance with applicable Law and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights and are free and clear of any Encumbrances. (b) The authorized share capital of the Company consists of 1,200 registered common shares, with no par value. As of the date hereof, 1,200 common Shares were issued and outstanding, all of which are owned by Edwards, except for 1 common Share which is owned by ELEB, and are all fully paid in (integralizadas). Set forth on Section 3.04(b) of the Edwards Disclosure Schedules is, with respect to each member of the Company Group and each Company Joint Venture as of the date hereof, (i) the jurisdiction of incorporation or organization of such Person, and (ii) the identity of each Person who holds such shares of capital stock of such Person, including the number of such shares each Person holds. (A) There are no authorized, issued or outstanding shares of capital stock or other equity interests of any member of the Company Group or any Company Joint Venture and (B) neither the Company nor any of its Subsidiaries owns any equity interest in any Person other than the Company’s Subsidiaries, except for the Company Joint Ventures. There are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance or redemption of any shares of capital stock or other equity interests of any member of the Company Group, including the Selling Shares and the Issued Shares, or any securities or other instruments convertible into, exchangeable for, any shares of capital stock of or other equity interests of any member of the Company Group, in each case, (A) evidencing the right to purchase, or otherwise requiring any member of the Company Group to issue or sell or give any Person a right to subscribe for or acquire such shares of capital stock or other equity interests, including the Selling Shares and the Issued Shares, and (B) to which any 44 of the members of the Edwards Group or any member of the Company Group is a party or by which it is bound. There are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance or redemption of any shares of capital stock or other equity interests owned by any member of the Edwards Group in any Company Joint Venture, and no member of the Edwards Group has any obligation to provide any additional funding, whether in the form of debt or capital contribution, to any Company Joint Venture. No member of the Edwards Group has guaranteed any indebtedness for borrowed money of any Company Joint Venture, and aggregate indebtedness for borrowed money of the Company Joint Ventures is not in excess of ten million dollars ($10,000,000). (c) There are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which any of the members of the Edwards Group is a party or by which it is bound with respect to the voting, transfer or other disposition of any of the shares of capital stock or other equity interests of any member of the Company Group, including the Selling Shares and the Issued Shares, or of any Company Joint Venture owned by any such member of the Edwards Group or of the Company Group. There are no outstanding bonds, debentures, notes or other Indebtedness of any member of the Company Group having the right to vote (or convertible into, exchangeable into, or exercisable for, securities having the right to vote) on any matters on which the holders of shares of capital stock or other equity interests of any member of the Company Group may vote. None of the members of the Edwards Group is a party to any agreement pursuant to which any Person is or shall be on the Closing Date entitled to elect, designate or nominate any director of any member of the Company Group or the Company Joint Venture. 3.05 Absence of Conflicts. Neither the execution and delivery by Edwards or the Company of this Agreement or any of the Ancillary Agreements to which Edwards or the Company is a party, nor, subject to the Shareholder Approval, the Second Golden Share Approval and the other Governmental Authorizations referred to in Section 3.03 (except for the First Golden Share Approval and the waiver of the ROFR by the Government of Brazil), the consummation by Edwards of the transactions contemplated hereby or thereby (including the Contribution, the sale of the Selling Shares and the approval of the Capital Raise), will (a) violate or result in the breach of the Governing Documents of any of the members of the Edwards Group (including any member of the Company Group or any Company Joint Venture); (b) violate or result in the breach of any Law to which Edwards or any member of the Edwards Group (including any member of the Company Group), the Commercial Aviation Business or any of the Contributed Assets prior to the Contribution and the Company Group as of the Contribution is subject, or by which any of them is bound, or result in any revocation, cancellation, suspension or modification of any Governmental Authorization; (c) violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person (other than any Governmental Authority) pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any Material Contract binding upon Edwards or any other member of the Edwards Group (including any member of the Company Group) to the extent related to the Commercial Aviation Business or any of the Contributed 45 of the members of the Edwards Group or any member of the Company Group is a party or by which it is bound. There are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance or redemption of any shares of capital stock or other equity interests owned by any member of the Edwards Group in any Company Joint Venture, and no member of the Edwards Group has any obligation to provide any additional funding, whether in the form of debt or capital contribution, to any Company Joint Venture. No member of the Edwards Group has guaranteed any indebtedness for borrowed money of any Company Joint Venture, and aggregate indebtedness for borrowed money of the Company Joint Ventures is not in excess of ten million dollars ($10,000,000). (c) There are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which any of the members of the Edwards Group is a party or by which it is bound with respect to the voting, transfer or other disposition of any of the shares of capital stock or other equity interests of any member of the Company Group, including the Selling Shares and the Issued Shares, or of any Company Joint Venture owned by any such member of the Edwards Group or of the Company Group. There are no outstanding bonds, debentures, notes or other Indebtedness of any member of the Company Group having the right to vote (or convertible into, exchangeable into, or exercisable for, securities having the right to vote) on any matters on which the holders of shares of capital stock or other equity interests of any member of the Company Group may vote. None of the members of the Edwards Group is a party to any agreement pursuant to which any Person is or shall be on the Closing Date entitled to elect, designate or nominate any director of any member of the Company Group or the Company Joint Venture. 3.05 Absence of Conflicts. Neither the execution and delivery by Edwards or the Company of this Agreement or any of the Ancillary Agreements to which Edwards or the Company is a party, nor, subject to the Shareholder Approval, the Second Golden Share Approval and the other Governmental Authorizations referred to in Section 3.03 (except for the First Golden Share Approval and the waiver of the ROFR by the Government of Brazil), the consummation by Edwards of the transactions contemplated hereby or thereby (including the Contribution, the sale of the Selling Shares and the approval of the Capital Raise), will (a) violate or result in the breach of the Governing Documents of any of the members of the Edwards Group (including any member of the Company Group or any Company Joint Venture); (b) violate or result in the breach of any Law to which Edwards or any member of the Edwards Group (including any member of the Company Group), the Commercial Aviation Business or any of the Contributed Assets prior to the Contribution and the Company Group as of the Contribution is subject, or by which any of them is bound, or result in any revocation, cancellation, suspension or modification of any Governmental Authorization; (c) violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person (other than any Governmental Authority) pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any Material Contract binding upon Edwards or any other member of the Edwards Group (including any member of the Company Group) to the extent related to the Commercial Aviation Business or any of the Contributed 45

Assets; (d) (with or without notice or lapse of time) result in the creation or imposition of, or triggering of, any rights pursuant to, any Encumbrances (other than Permitted Encumbrances) upon or with respect to the Commercial Aviation Business or any of the Contributed Assets; or (e) result in the termination or impairment, or create in any party the right to terminate, in whole or in part, any of the Governmental Authorizations required for the operation of the Commercial Aviation Business, except with respect to clauses (b) through (e) as would not reasonably be expected, individually or in the aggregate, to be material to the Commercial Aviation Business. 3.06 Financial Statements. (a) Section 3.06(a) of the Edwards Disclosure Schedules sets forth true, correct and complete copies of (i) the audited consolidated balance sheet of Edwards and its Subsidiaries as of December 31, 2017 and December 31, 2016, and the related audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flow for the fiscal years ended December 31, 2017 and December 31, 2016, respectively (the “Edwards Audited Financial Statements”), and (ii) the unaudited balance sheet of Edwards and its Subsidiaries as of June 30, 2018 and September 30, 2018 and the related unaudited statements of income, comprehensive income, changes in stockholders’ equity and cash flow for the six (6)-month period and the nine (9)-month period ended June 30, 2018 and September 30, 2018, respectively (together with the Edwards Audited Financial Statements, the “Edwards Financial Statements”). Each of the Edwards Financial Statements was prepared in accordance with IFRS consistently applied. Each of the Edwards Financial Statements fairly presents, in all material respects, the financial position of Edwards as of the dates indicated therein, and the results of Edwards’ operations and cash flows for the periods indicated therein. (b) Section 3.06(b) of the Edwards Disclosure Schedules sets forth a true, correct and complete copy of the unaudited carve-out balance sheet of the Company as of December 31, 2017 (the “Carve-Out Balance Sheet”) and related statements of income, of the Company for the year ended December 31, 2017, and the unaudited carve-out balance sheet and related statements of income, of the Company as of and for the six (6)- month period ended June 30, 2018, in each case, after giving effect to the Contribution and the Capital Raise (collectively, the “Carve-Out Financial Statements”). The Carve- Out Financial Statements were prepared in accordance with IFRS consistently applied and applied consistently with IFRS as applied in the preparation of the Edwards Financial Statements, and are derived from and in accordance with the Books and Records. The Carve-Out Financial Statements fairly present, in all material respects, the financial position of the Company as of the dates indicated therein and the results of its operations for the periods indicated therein, giving effect to the Contribution and the Capital Raise as if they had been completed as of December 31, 2017 and June 30, 2018, respectively. (c) The Edwards Group maintains a system of internal accounting controls with respect to the Commercial Aviation Business established and administered in accordance with IFRS. Such systems of internal accounting controls are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the accounting 46 Assets; (d) (with or without notice or lapse of time) result in the creation or imposition of, or triggering of, any rights pursuant to, any Encumbrances (other than Permitted Encumbrances) upon or with respect to the Commercial Aviation Business or any of the Contributed Assets; or (e) result in the termination or impairment, or create in any party the right to terminate, in whole or in part, any of the Governmental Authorizations required for the operation of the Commercial Aviation Business, except with respect to clauses (b) through (e) as would not reasonably be expected, individually or in the aggregate, to be material to the Commercial Aviation Business. 3.06 Financial Statements. (a) Section 3.06(a) of the Edwards Disclosure Schedules sets forth true, correct and complete copies of (i) the audited consolidated balance sheet of Edwards and its Subsidiaries as of December 31, 2017 and December 31, 2016, and the related audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flow for the fiscal years ended December 31, 2017 and December 31, 2016, respectively (the “Edwards Audited Financial Statements”), and (ii) the unaudited balance sheet of Edwards and its Subsidiaries as of June 30, 2018 and September 30, 2018 and the related unaudited statements of income, comprehensive income, changes in stockholders’ equity and cash flow for the six (6)-month period and the nine (9)-month period ended June 30, 2018 and September 30, 2018, respectively (together with the Edwards Audited Financial Statements, the “Edwards Financial Statements”). Each of the Edwards Financial Statements was prepared in accordance with IFRS consistently applied. Each of the Edwards Financial Statements fairly presents, in all material respects, the financial position of Edwards as of the dates indicated therein, and the results of Edwards’ operations and cash flows for the periods indicated therein. (b) Section 3.06(b) of the Edwards Disclosure Schedules sets forth a true, correct and complete copy of the unaudited carve-out balance sheet of the Company as of December 31, 2017 (the “Carve-Out Balance Sheet”) and related statements of income, of the Company for the year ended December 31, 2017, and the unaudited carve-out balance sheet and related statements of income, of the Company as of and for the six (6)- month period ended June 30, 2018, in each case, after giving effect to the Contribution and the Capital Raise (collectively, the “Carve-Out Financial Statements”). The Carve- Out Financial Statements were prepared in accordance with IFRS consistently applied and applied consistently with IFRS as applied in the preparation of the Edwards Financial Statements, and are derived from and in accordance with the Books and Records. The Carve-Out Financial Statements fairly present, in all material respects, the financial position of the Company as of the dates indicated therein and the results of its operations for the periods indicated therein, giving effect to the Contribution and the Capital Raise as if they had been completed as of December 31, 2017 and June 30, 2018, respectively. (c) The Edwards Group maintains a system of internal accounting controls with respect to the Commercial Aviation Business established and administered in accordance with IFRS. Such systems of internal accounting controls are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the accounting 46 principles used to prepare the Edwards Financial Statements and the Carve-Out Financial Statements and to maintain asset accountability; (iii) access to Assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accounting for Assets is compared with the existing Assets at reasonable intervals and appropriate action is taken with respect to any differences. Since January 1, 2017, the Edwards Group has not identified or been made aware of any fraud that involves the Commercial Aviation Business or its management or other current employees or any Claim regarding any of the foregoing and, since January 1, 2017 and through the date of this Agreement, the Edwards Group has received no written notice from its independent auditors regarding any of the foregoing, or regarding any significant deficiencies or material weaknesses in the design or operation of the Edwards Group’s internal controls relating to the Commercial Aviation Business. 3.07 Sufficiency of Assets; Title. (a) As of the date hereof, Edwards or one of its Affiliates has good and valid title to, or valid leasehold or license interest in, the Contributed Assets free and clear of all Encumbrances other than Permitted Encumbrances; provided that, for the avoidance of doubt, the foregoing (and the representations and warranties in Section 3.07(b) and Section 3.07(c)) shall not be deemed to constitute a representation or warranty with respect to infringement, misappropriation or other violation of Third Party Intellectual Property rights, which are addressed exclusively in Section 3.19(b). (b) Upon the Closing, after giving effect to the Contribution, the Company Group will have good and valid title to or valid leasehold or license interest in the Contributed Assets, free and clear of any Encumbrance (except for Permitted Encumbrances). (c) Upon the Closing, after giving effect to the Contribution, the Contributed Assets taken together with the Assets and services the Edwards Group is obligated to provide to the Company Group under the Intellectual Property License Agreement, the General Services Agreement, the Edwards Preferred Supply Agreement and the Facilities Use Agreement (as and to the extent such Assets and services are required to be provided) constitute all of the Assets and services necessary and sufficient to conduct the Commercial Aviation Business as conducted by the Edwards Group as of the date hereof and as of the Closing Date and as are necessary and sufficient in order for the Company to comply with its obligations under the Ancillary Agreements. 3.08 Compliance with Laws. Edwards and the other members of the Edwards Group are conducting, and at all times since January 1, 2017, have conducted, the Commercial Aviation Business in all material respects in compliance with all applicable Laws. Since January 1, 2017 and through the date of this Agreement, none of Edwards or any other member of the Edwards Group has received any notice from any Governmental Authority (a) alleging any material violation of any such Law in connection with, or relating to, the conduct of the Commercial Aviation Business, or (b) requiring any member of the Edwards Group or its respective Representatives to take or omit to take any action with respect to the Commercial Aviation Business in order to prevent a material violation of any such Law. This Section 3.08 does not 47 principles used to prepare the Edwards Financial Statements and the Carve-Out Financial Statements and to maintain asset accountability; (iii) access to Assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accounting for Assets is compared with the existing Assets at reasonable intervals and appropriate action is taken with respect to any differences. Since January 1, 2017, the Edwards Group has not identified or been made aware of any fraud that involves the Commercial Aviation Business or its management or other current employees or any Claim regarding any of the foregoing and, since January 1, 2017 and through the date of this Agreement, the Edwards Group has received no written notice from its independent auditors regarding any of the foregoing, or regarding any significant deficiencies or material weaknesses in the design or operation of the Edwards Group’s internal controls relating to the Commercial Aviation Business. 3.07 Sufficiency of Assets; Title. (a) As of the date hereof, Edwards or one of its Affiliates has good and valid title to, or valid leasehold or license interest in, the Contributed Assets free and clear of all Encumbrances other than Permitted Encumbrances; provided that, for the avoidance of doubt, the foregoing (and the representations and warranties in Section 3.07(b) and Section 3.07(c)) shall not be deemed to constitute a representation or warranty with respect to infringement, misappropriation or other violation of Third Party Intellectual Property rights, which are addressed exclusively in Section 3.19(b). (b) Upon the Closing, after giving effect to the Contribution, the Company Group will have good and valid title to or valid leasehold or license interest in the Contributed Assets, free and clear of any Encumbrance (except for Permitted Encumbrances). (c) Upon the Closing, after giving effect to the Contribution, the Contributed Assets taken together with the Assets and services the Edwards Group is obligated to provide to the Company Group under the Intellectual Property License Agreement, the General Services Agreement, the Edwards Preferred Supply Agreement and the Facilities Use Agreement (as and to the extent such Assets and services are required to be provided) constitute all of the Assets and services necessary and sufficient to conduct the Commercial Aviation Business as conducted by the Edwards Group as of the date hereof and as of the Closing Date and as are necessary and sufficient in order for the Company to comply with its obligations under the Ancillary Agreements. 3.08 Compliance with Laws. Edwards and the other members of the Edwards Group are conducting, and at all times since January 1, 2017, have conducted, the Commercial Aviation Business in all material respects in compliance with all applicable Laws. Since January 1, 2017 and through the date of this Agreement, none of Edwards or any other member of the Edwards Group has received any notice from any Governmental Authority (a) alleging any material violation of any such Law in connection with, or relating to, the conduct of the Commercial Aviation Business, or (b) requiring any member of the Edwards Group or its respective Representatives to take or omit to take any action with respect to the Commercial Aviation Business in order to prevent a material violation of any such Law. This Section 3.08 does not 47 relate to Taxes; Environmental Matters; Employee Benefit Plans; Employee and Labor Matters; Intellectual Property; or Anti-Bribery, which are addressed in Sections 3.12, 3.16, 3.17, 3.18, 3.19, and 3.23, respectively. 3.09 Governmental Authorizations. (a) The Edwards Group owns, holds, possesses, or has been granted use of and lawfully uses, and as of the Closing Date the Company Group will own, hold, possess or have been granted use of and will lawfully use, in the operation of the Commercial Aviation Business, all Governmental Authorizations necessary for the ownership, possession, use and/or disposition of the Contributed Assets and/or the operations, activities and conduct of the Commercial Aviation Business as currently conducted, except as would not, individually or in the aggregate, be material to the Commercial Aviation Business. (b) Section 3.09(b) of the Edwards Disclosure Schedules includes a list, as of the date hereof, of all Governmental Authorizations that are material for the uninterrupted operation of the Commercial Aviation Business, including the provision of the services by the Company Group under the Ancillary Agreements. With respect to each Governmental Authorization set forth on Section 3.09(b) of the Edwards Disclosure Schedules, such Section of the Edwards Disclosure Schedules provides whether such Governmental Authorization is permitted by the terms thereof to be transferred to the Company Group or if a new Governmental Authorization shall be obtained prior to Closing. (c) Each material Governmental Authorization with respect to the operation of the Commercial Aviation Business is, as of the date hereof in relation to the Edwards Group, and each material Governmental Authorization with respect to the operation of the Commercial Aviation Business by the Company Group will be, on the Closing Date, in full force and effect, free and clear of any Encumbrances other than Permitted Encumbrances. Each member of the Edwards Group is in compliance with the material terms and conditions of each such Governmental Authorization held by it as of the date hereof and as of the Closing Date and, upon the Contribution and as of the Closing Date, each member of the Company Group, has made all necessary filings and provided all information required by applicable Law to be provided to any Person and has paid all fees required to maintain or obtain such Governmental Authorization in full force and effect upon Contribution and as of the Closing Date. Except as to matters that have been finally resolved, as of the date hereof, no Person has alleged or claimed that any member of the Edwards Group fails to hold any Governmental Authorization necessary for the operation of the Commercial Aviation Business. (d) As of the date hereof, no member of the Edwards Group has received any written notice from any Governmental Authority regarding (i) any actual or, to Edwards’ Knowledge, possible violation of any Law with respect to requiring a Person to obtain a Governmental Authorization for the operation of the Commercial Aviation Business or any failure to comply with any term or requirement of any such Governmental Authorization, (ii) any actual or, to Edwards’ Knowledge, possible revocation, 48 relate to Taxes; Environmental Matters; Employee Benefit Plans; Employee and Labor Matters; Intellectual Property; or Anti-Bribery, which are addressed in Sections 3.12, 3.16, 3.17, 3.18, 3.19, and 3.23, respectively. 3.09 Governmental Authorizations. (a) The Edwards Group owns, holds, possesses, or has been granted use of and lawfully uses, and as of the Closing Date the Company Group will own, hold, possess or have been granted use of and will lawfully use, in the operation of the Commercial Aviation Business, all Governmental Authorizations necessary for the ownership, possession, use and/or disposition of the Contributed Assets and/or the operations, activities and conduct of the Commercial Aviation Business as currently conducted, except as would not, individually or in the aggregate, be material to the Commercial Aviation Business. (b) Section 3.09(b) of the Edwards Disclosure Schedules includes a list, as of the date hereof, of all Governmental Authorizations that are material for the uninterrupted operation of the Commercial Aviation Business, including the provision of the services by the Company Group under the Ancillary Agreements. With respect to each Governmental Authorization set forth on Section 3.09(b) of the Edwards Disclosure Schedules, such Section of the Edwards Disclosure Schedules provides whether such Governmental Authorization is permitted by the terms thereof to be transferred to the Company Group or if a new Governmental Authorization shall be obtained prior to Closing. (c) Each material Governmental Authorization with respect to the operation of the Commercial Aviation Business is, as of the date hereof in relation to the Edwards Group, and each material Governmental Authorization with respect to the operation of the Commercial Aviation Business by the Company Group will be, on the Closing Date, in full force and effect, free and clear of any Encumbrances other than Permitted Encumbrances. Each member of the Edwards Group is in compliance with the material terms and conditions of each such Governmental Authorization held by it as of the date hereof and as of the Closing Date and, upon the Contribution and as of the Closing Date, each member of the Company Group, has made all necessary filings and provided all information required by applicable Law to be provided to any Person and has paid all fees required to maintain or obtain such Governmental Authorization in full force and effect upon Contribution and as of the Closing Date. Except as to matters that have been finally resolved, as of the date hereof, no Person has alleged or claimed that any member of the Edwards Group fails to hold any Governmental Authorization necessary for the operation of the Commercial Aviation Business. (d) As of the date hereof, no member of the Edwards Group has received any written notice from any Governmental Authority regarding (i) any actual or, to Edwards’ Knowledge, possible violation of any Law with respect to requiring a Person to obtain a Governmental Authorization for the operation of the Commercial Aviation Business or any failure to comply with any term or requirement of any such Governmental Authorization, (ii) any actual or, to Edwards’ Knowledge, possible revocation, 48 withdrawal, suspension, cancellation, termination or modification of any such Governmental Authorization or (iii) any additional requirements or restrictions for the Company or any other member of the Company Group to obtain any new or hold any such Governmental Authorization. 3.10 Product Warranty and Liability. (a) Each product manufactured, sold, leased or delivered, or services rendered, by or on behalf of Edwards or any other member of the Edwards Group relating to the Commercial Aviation Business (including all IT Assets and Edwards Proprietary Software incorporated therein) conformed in all material respects to all applicable contractual specifications and all express and implied warranties made by Edwards or any other member of the Edwards Group (except to the extent non-conformity is immaterial or is expressly consented to by a customer). (b) Section 3.10(b) of the Edwards Disclosure Schedules sets forth all standard warranty terms applicable to any products manufactured, sold, leased or delivered, or services rendered, by or on behalf of Edwards or any member of the Edwards Group relating to the Commercial Aviation Business since November 1, 2013. Since November 1, 2013, there have been no significant deviations in standard warranty terms relating to the Commercial Aviation Business. (c) (i) There are no product liability Claims by a Third Party, brought under any theory (including tort, warranty, defect, strict liability, negligence, gross negligence or failure to warn, and including product recall, replacement or repair liability), for Liabilities caused by a defect in products that were developed or manufactured by Edwards or any member of the Edwards Group using the Contributed Assets of the Commercial Aviation Business, and (ii) there is no systemic design, manufacturing or other defect in any product manufactured, sold, leased or delivered, or services rendered, by or on behalf of Edwards or any member of the Edwards Group using the Contributed Assets of the Commercial Aviation Business. (d) As of the date hereof, there are no outstanding Governmental Authority mandated inspections, recalls, repairs or retro-fits applicable to any product manufactured, sold, leased or delivered, or services rendered, by or on behalf Edwards or any member of the Edwards Group relating to the Commercial Aviation Business. 3.11 Real Property. (a) The Edwards Group holds (i) good and valid title (or the local legal equivalent thereto) to each of the Owned Facilities and (ii) valid leasehold interests in, or rights of use for, each of the Leased Facilities, in each case free and clear of all Encumbrances other than Permitted Encumbrances. No Person other than the Edwards Group is in possession of the Contributed Facilities or the Leased Facilities and there are no Contracts granting to any Person other than the Edwards Group the right to use or occupy any Contributed Facility or any portion thereof, except for (A) customary limited grants of use of the Contributed Facilities to suppliers and customers of the Commercial 49 withdrawal, suspension, cancellation, termination or modification of any such Governmental Authorization or (iii) any additional requirements or restrictions for the Company or any other member of the Company Group to obtain any new or hold any such Governmental Authorization. 3.10 Product Warranty and Liability. (a) Each product manufactured, sold, leased or delivered, or services rendered, by or on behalf of Edwards or any other member of the Edwards Group relating to the Commercial Aviation Business (including all IT Assets and Edwards Proprietary Software incorporated therein) conformed in all material respects to all applicable contractual specifications and all express and implied warranties made by Edwards or any other member of the Edwards Group (except to the extent non-conformity is immaterial or is expressly consented to by a customer). (b) Section 3.10(b) of the Edwards Disclosure Schedules sets forth all standard warranty terms applicable to any products manufactured, sold, leased or delivered, or services rendered, by or on behalf of Edwards or any member of the Edwards Group relating to the Commercial Aviation Business since November 1, 2013. Since November 1, 2013, there have been no significant deviations in standard warranty terms relating to the Commercial Aviation Business. (c) (i) There are no product liability Claims by a Third Party, brought under any theory (including tort, warranty, defect, strict liability, negligence, gross negligence or failure to warn, and including product recall, replacement or repair liability), for Liabilities caused by a defect in products that were developed or manufactured by Edwards or any member of the Edwards Group using the Contributed Assets of the Commercial Aviation Business, and (ii) there is no systemic design, manufacturing or other defect in any product manufactured, sold, leased or delivered, or services rendered, by or on behalf of Edwards or any member of the Edwards Group using the Contributed Assets of the Commercial Aviation Business. (d) As of the date hereof, there are no outstanding Governmental Authority mandated inspections, recalls, repairs or retro-fits applicable to any product manufactured, sold, leased or delivered, or services rendered, by or on behalf Edwards or any member of the Edwards Group relating to the Commercial Aviation Business. 3.11 Real Property. (a) The Edwards Group holds (i) good and valid title (or the local legal equivalent thereto) to each of the Owned Facilities and (ii) valid leasehold interests in, or rights of use for, each of the Leased Facilities, in each case free and clear of all Encumbrances other than Permitted Encumbrances. No Person other than the Edwards Group is in possession of the Contributed Facilities or the Leased Facilities and there are no Contracts granting to any Person other than the Edwards Group the right to use or occupy any Contributed Facility or any portion thereof, except for (A) customary limited grants of use of the Contributed Facilities to suppliers and customers of the Commercial 49

Aviation Business in the Ordinary Course and for grants of use to organizations created by or for use of employees of the Commercial Aviation Business and (B) the Facilities Use Agreement. (b) The Edwards Group (x) owns and holds valid title to the facilities subject to the Facilities Use Agreement that are owned by the Edwards Group and (y) has good and valid leasehold title in and to, and the right to use, the facilities subject to the Facilities Use Agreement that are leased by, or assigned by Governmental Authorization to, the Edwards Group. (c) Section 3.11(c) of the Edwards Disclosure Schedules lists the Real Property Leases and includes the complete and accurate legal description of each real property leased under each Real Property Lease. On or prior to the date hereof, Edwards has delivered to Bulls Brazil a true, correct and complete copy of each Real Property Lease. With respect to each Real Property Lease: (i) such Real Property Lease is a valid and binding obligation of the member of the Edwards Group party thereto and, to Edwards’ Knowledge, of the other party thereto, enforceable in accordance with its terms and in full force and effect, except as may be limited by the Enforceability Exceptions; and (ii) the Edwards Group is not in breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by any member of the Edwards Group of such Real Property Lease, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material to the Commercial Aviation Business. (d) Since January 1, 2017 through the date of this Agreement, the Edwards Group has not received any written or, to Edwards’ Knowledge, oral notice of any (i) violations of planning, health, safety, fire, zoning, use, occupancy or building regulation, wetlands or Environmental Law or other Law or requirement relating to or affecting the Contributed Facilities or any of the Retained Edwards Facilities subject to the Facilities Use Agreement, (ii) existing, pending or threatened condemnation proceedings affecting the Contributed Facilities or the Retained Edwards Facilities subject to the Facilities Use Agreement, or (iii) existing, pending or, to Edwards’ Knowledge, threatened zoning, building code or other moratorium proceedings, or similar matters that would reasonably be expected to adversely affect the ability of the Edwards Group to operate or use the Contributed Facilities or any of the Retained Edwards Facilities subject to the Facilities Use Agreement. As of the date hereof, there is no Legal Proceeding seeking to challenge, condition or restrict in any material respect the ownership, lease, use, occupancy or operations by the Edwards Group at all or any material portion of any Contributed Facility or any of the Retained Edwards Facilities subject to the Facilities Use Agreement. 3.12 Taxes. Each representation and warranty in this Section 3.12 relating to the Edwards Group (including, for the avoidance of doubt, the Company Group) shall have been 50 Aviation Business in the Ordinary Course and for grants of use to organizations created by or for use of employees of the Commercial Aviation Business and (B) the Facilities Use Agreement. (b) The Edwards Group (x) owns and holds valid title to the facilities subject to the Facilities Use Agreement that are owned by the Edwards Group and (y) has good and valid leasehold title in and to, and the right to use, the facilities subject to the Facilities Use Agreement that are leased by, or assigned by Governmental Authorization to, the Edwards Group. (c) Section 3.11(c) of the Edwards Disclosure Schedules lists the Real Property Leases and includes the complete and accurate legal description of each real property leased under each Real Property Lease. On or prior to the date hereof, Edwards has delivered to Bulls Brazil a true, correct and complete copy of each Real Property Lease. With respect to each Real Property Lease: (i) such Real Property Lease is a valid and binding obligation of the member of the Edwards Group party thereto and, to Edwards’ Knowledge, of the other party thereto, enforceable in accordance with its terms and in full force and effect, except as may be limited by the Enforceability Exceptions; and (ii) the Edwards Group is not in breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by any member of the Edwards Group of such Real Property Lease, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material to the Commercial Aviation Business. (d) Since January 1, 2017 through the date of this Agreement, the Edwards Group has not received any written or, to Edwards’ Knowledge, oral notice of any (i) violations of planning, health, safety, fire, zoning, use, occupancy or building regulation, wetlands or Environmental Law or other Law or requirement relating to or affecting the Contributed Facilities or any of the Retained Edwards Facilities subject to the Facilities Use Agreement, (ii) existing, pending or threatened condemnation proceedings affecting the Contributed Facilities or the Retained Edwards Facilities subject to the Facilities Use Agreement, or (iii) existing, pending or, to Edwards’ Knowledge, threatened zoning, building code or other moratorium proceedings, or similar matters that would reasonably be expected to adversely affect the ability of the Edwards Group to operate or use the Contributed Facilities or any of the Retained Edwards Facilities subject to the Facilities Use Agreement. As of the date hereof, there is no Legal Proceeding seeking to challenge, condition or restrict in any material respect the ownership, lease, use, occupancy or operations by the Edwards Group at all or any material portion of any Contributed Facility or any of the Retained Edwards Facilities subject to the Facilities Use Agreement. 3.12 Taxes. Each representation and warranty in this Section 3.12 relating to the Edwards Group (including, for the avoidance of doubt, the Company Group) shall have been 50 made, for all purposes hereunder, by the Edwards Group solely in connection with, or in any way relating to, the Commercial Aviation Business. (a) All income and other material Tax Returns (i) of each member of the Company Group, (ii) of each member of the Edwards Group or (iii) that relate to the Commercial Aviation Business or the Contributed Assets, in each case, that are required to be filed with a Tax Authority (taking into account any available extensions) have been properly prepared and duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes imposed on such members of the Company Group and Edwards Group have been or will be duly and timely paid other than Taxes contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with IFRS. No member of the Edwards Group or the Company Group has received any injunction allowing such member to forgo payment on and/or reduce the amount of Taxes with respect to such Tax Returns. (b) To the Knowledge of Edwards, each member of the Edwards Group and each member of the Company Group have duly and timely withheld or collected, and timely paid over and reported to the appropriate Tax Authorities, all material Taxes required to be withheld or collected in any Pre-Closing Period pursuant to applicable Laws. (c) There are no Tax Contests or other material actions pending or threatened against, or in respect of, any member of the Company Group, the Edwards Group, or the Contributed Assets in respect of Taxes before any Tax Authority. All existing obligations of the Company Group or the Edwards Group of such nature have been adequately provisioned in the Edwards Financial Statements and the Carve-Out Financial Statements. (d) To the Knowledge of Edwards, all members of the Company Group (i) are not (and have never been) subject to Tax in any country other than their respective places of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that jurisdiction, (ii) are in material compliance with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodologies of the Edwards Group and the Company Group, and (iii) have adequately documented all material intercompany agreements and duly executed such documents in a timely manner. (e) There are no Encumbrances for Taxes upon any of the Contributed Assets, except for Permitted Encumbrances. (f) There are no outstanding agreements or waivers extending the statutory period for assessment or collection, or the applicable statute of limitations, of any Taxes of any member of the Company Group or with respect to the Contributed Assets. (g) Other than the U.S. consolidated group the parent of which is Embraer Aircraft Holding, Inc., no member of the Company Group has (i) ever been considered a 51 made, for all purposes hereunder, by the Edwards Group solely in connection with, or in any way relating to, the Commercial Aviation Business. (a) All income and other material Tax Returns (i) of each member of the Company Group, (ii) of each member of the Edwards Group or (iii) that relate to the Commercial Aviation Business or the Contributed Assets, in each case, that are required to be filed with a Tax Authority (taking into account any available extensions) have been properly prepared and duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes imposed on such members of the Company Group and Edwards Group have been or will be duly and timely paid other than Taxes contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with IFRS. No member of the Edwards Group or the Company Group has received any injunction allowing such member to forgo payment on and/or reduce the amount of Taxes with respect to such Tax Returns. (b) To the Knowledge of Edwards, each member of the Edwards Group and each member of the Company Group have duly and timely withheld or collected, and timely paid over and reported to the appropriate Tax Authorities, all material Taxes required to be withheld or collected in any Pre-Closing Period pursuant to applicable Laws. (c) There are no Tax Contests or other material actions pending or threatened against, or in respect of, any member of the Company Group, the Edwards Group, or the Contributed Assets in respect of Taxes before any Tax Authority. All existing obligations of the Company Group or the Edwards Group of such nature have been adequately provisioned in the Edwards Financial Statements and the Carve-Out Financial Statements. (d) To the Knowledge of Edwards, all members of the Company Group (i) are not (and have never been) subject to Tax in any country other than their respective places of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that jurisdiction, (ii) are in material compliance with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodologies of the Edwards Group and the Company Group, and (iii) have adequately documented all material intercompany agreements and duly executed such documents in a timely manner. (e) There are no Encumbrances for Taxes upon any of the Contributed Assets, except for Permitted Encumbrances. (f) There are no outstanding agreements or waivers extending the statutory period for assessment or collection, or the applicable statute of limitations, of any Taxes of any member of the Company Group or with respect to the Contributed Assets. (g) Other than the U.S. consolidated group the parent of which is Embraer Aircraft Holding, Inc., no member of the Company Group has (i) ever been considered a 51 member of an affiliated group filing a consolidated federal income Tax Return or (ii) any Liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise. No member of the Company Group is a party to or has any obligation under any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, any agreement to surrender any Tax Losses or other Tax relief or any similar contract or arrangement pursuant to which it has or shall have any obligation to make any payments on or after the Closing Date. (h) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to the Company Group for any Taxable year for which the statute of limitations has not yet expired. (i) To Edwards’ Knowledge, no member of the Company Group will be required to include any material item of income in, or exclude material items of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting occurring for a Taxable period ending on or before the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. Law), (ii) a transaction arising in a Taxable period (or portion thereof) ending on or before the Closing Date and pursuant to which payments are required to be made after the Closing Date and the income from which is required to be recognized under applicable Law when payments are received rather than when the transaction arose, (iii) an agreement entered into with a Tax Authority executed on or prior to the Closing Date or (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. Law). (j) No member of the Company Group (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code (or any similar provision of state, local or non-U.S. Law), (ii) is a partner for Tax purposes with respect to any joint venture, partnership or similar arrangement, or other Contract that is treated as a partnership for Tax purposes, except for the Company Joint Ventures, or (iii) owns a single member limited liability company that is treated as a disregarded entity for U.S. Federal Tax purposes. (k) Prior to the Contribution, the Company has never (i) had any assets or conducted any business activities or (ii) filed any Tax Returns. (l) Edwards has made available to Bulls Brazil copies of (i) all material Tax Returns for each of the entities of the Edwards Group and the Company Group (which copies are true, correct and complete in all material respects) for any taxable year in which the statute of limitations remains open and (ii) all material Tax assessments for the Company Group, the Contributed Assets or with respect to the Commercial Aviation Business that are ongoing. 52 member of an affiliated group filing a consolidated federal income Tax Return or (ii) any Liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise. No member of the Company Group is a party to or has any obligation under any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, any agreement to surrender any Tax Losses or other Tax relief or any similar contract or arrangement pursuant to which it has or shall have any obligation to make any payments on or after the Closing Date. (h) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to the Company Group for any Taxable year for which the statute of limitations has not yet expired. (i) To Edwards’ Knowledge, no member of the Company Group will be required to include any material item of income in, or exclude material items of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting occurring for a Taxable period ending on or before the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. Law), (ii) a transaction arising in a Taxable period (or portion thereof) ending on or before the Closing Date and pursuant to which payments are required to be made after the Closing Date and the income from which is required to be recognized under applicable Law when payments are received rather than when the transaction arose, (iii) an agreement entered into with a Tax Authority executed on or prior to the Closing Date or (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. Law). (j) No member of the Company Group (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code (or any similar provision of state, local or non-U.S. Law), (ii) is a partner for Tax purposes with respect to any joint venture, partnership or similar arrangement, or other Contract that is treated as a partnership for Tax purposes, except for the Company Joint Ventures, or (iii) owns a single member limited liability company that is treated as a disregarded entity for U.S. Federal Tax purposes. (k) Prior to the Contribution, the Company has never (i) had any assets or conducted any business activities or (ii) filed any Tax Returns. (l) Edwards has made available to Bulls Brazil copies of (i) all material Tax Returns for each of the entities of the Edwards Group and the Company Group (which copies are true, correct and complete in all material respects) for any taxable year in which the statute of limitations remains open and (ii) all material Tax assessments for the Company Group, the Contributed Assets or with respect to the Commercial Aviation Business that are ongoing. 52

(m) Section 3.12(m) of the Edwards Disclosure Schedules contains a complete and accurate list, as of the date hereof, of the Tax benefits and Tax incentives from which the Edwards Group and the Company Group benefit (“Tax Incentives and Benefits”) with respect to the Commercial Aviation Business. (n) Notwithstanding anything to the contrary contained herein, nothing in this Section 3.12 is or shall be construed as a representation or warranty with respect to the amount, value or condition of, or any limitations on, any net operating losses, net capital losses, research and development, research and experimentation, investment, foreign or other Tax credits, basis and similar Tax assets and attributes, or the ability of the Company Group or any of its Affiliates, the Commercial Aviation Business or any Person to utilize any such Tax assets and attributes in respect of any Post-Closing Tax Period. 3.13 Litigation. (a) As of the date of this Agreement, there is no pending or, to Edwards’ Knowledge, threatened Legal Proceeding against, involving or adversely affecting Edwards or any other member of the Edwards Group relating to the Commercial Aviation Business or the Contributed Assets that would, individually or in the aggregate, be material to the Commercial Aviation Business. (b) Since January 1, 2017, no member of the Edwards Group has entered into any settlement or other compromise in connection with, or in any way relating to, the Commercial Aviation Business, that would be enforceable against the members of the Company Group after the Closing or that would restrict or alter the conduct of the Commercial Aviation Business as currently conducted in any material respect. (c) As of the date of this Agreement, none of the members of the Edwards Group is subject to, and there is no outstanding Order in respect of the Contributed Assets or the Commercial Aviation Business that would, individually or in the aggregate, be material to the Commercial Aviation Business. (d) There is no Order or Legal Proceeding involving Edwards as of the date hereof that (i) questions the legality of the transactions contemplated by this Agreement, the Bylaws or any of the Ancillary Agreements or (ii) would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby. (e) This Section 3.13 does not relate to Real Property; Taxes; Environmental Matters; Employee Benefit Plans; Employee and Labor Matters; or Anti-Bribery, which are addressed in Sections 3.11, 3.12, 3.16, 3.17, 3.18, and 3.23, respectively. 3.14 Brokers. (a) Except for Citigroup Global Markets Inc. (the “Edwards Financial Advisor”), the fees and expenses of which shall be paid by Edwards, no Person is entitled to any brokerage or finder’s fee or other similar commission in connection with the 53 (m) Section 3.12(m) of the Edwards Disclosure Schedules contains a complete and accurate list, as of the date hereof, of the Tax benefits and Tax incentives from which the Edwards Group and the Company Group benefit (“Tax Incentives and Benefits”) with respect to the Commercial Aviation Business. (n) Notwithstanding anything to the contrary contained herein, nothing in this Section 3.12 is or shall be construed as a representation or warranty with respect to the amount, value or condition of, or any limitations on, any net operating losses, net capital losses, research and development, research and experimentation, investment, foreign or other Tax credits, basis and similar Tax assets and attributes, or the ability of the Company Group or any of its Affiliates, the Commercial Aviation Business or any Person to utilize any such Tax assets and attributes in respect of any Post-Closing Tax Period. 3.13 Litigation. (a) As of the date of this Agreement, there is no pending or, to Edwards’ Knowledge, threatened Legal Proceeding against, involving or adversely affecting Edwards or any other member of the Edwards Group relating to the Commercial Aviation Business or the Contributed Assets that would, individually or in the aggregate, be material to the Commercial Aviation Business. (b) Since January 1, 2017, no member of the Edwards Group has entered into any settlement or other compromise in connection with, or in any way relating to, the Commercial Aviation Business, that would be enforceable against the members of the Company Group after the Closing or that would restrict or alter the conduct of the Commercial Aviation Business as currently conducted in any material respect. (c) As of the date of this Agreement, none of the members of the Edwards Group is subject to, and there is no outstanding Order in respect of the Contributed Assets or the Commercial Aviation Business that would, individually or in the aggregate, be material to the Commercial Aviation Business. (d) There is no Order or Legal Proceeding involving Edwards as of the date hereof that (i) questions the legality of the transactions contemplated by this Agreement, the Bylaws or any of the Ancillary Agreements or (ii) would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby. (e) This Section 3.13 does not relate to Real Property; Taxes; Environmental Matters; Employee Benefit Plans; Employee and Labor Matters; or Anti-Bribery, which are addressed in Sections 3.11, 3.12, 3.16, 3.17, 3.18, and 3.23, respectively. 3.14 Brokers. (a) Except for Citigroup Global Markets Inc. (the “Edwards Financial Advisor”), the fees and expenses of which shall be paid by Edwards, no Person is entitled to any brokerage or finder’s fee or other similar commission in connection with the 53 transactions contemplated by this Agreement or any of the Ancillary Agreements based upon arrangements made by or on behalf of Edwards or any of its Affiliates. (b) The Edwards Financial Advisor has delivered to the Edwards Board its opinion to the effect that, as of the date of such opinion, based upon and subject to the various limitations, assumptions, qualifications, factors and matters set forth therein, the consideration to be paid to Edwards pursuant to this Agreement is fair, from a financial point of view, to Edwards. 3.15 Contracts. (a) For purposes of this Agreement, each of the following Contracts (other than this Agreement, the Ancillary Agreements and any Real Property Lease) to which any member of the Edwards Group is a party, or by which any of them is bound, in each case, as of the date hereof, and primarily relating to the Commercial Aviation Business (except for those Contracts that are included on Schedule 2.02(b)(iv)), shall constitute a “Material Contract”: (i) each Contract with a Material Supplier or Material Customer; (ii) each Contract that (A) limits in any material respect the ability of any member of the Edwards Group or its respective Affiliates to compete in any line of business or geographic region or with any Person, engage in any activity or business, or own, operate, sell, transfer, pledge or otherwise dispose of any material amount of Assets or businesses, (B) contains any “most favored nation” provision or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person, (C) contains a minimum purchase or sale requirement or a “take or pay” provision that in either case requires aggregate payments to or from any Third Party in excess of thirty- seven million Brazilian reais (R$37,000,000), or (D) restricts the ability of the Edwards Group to directly or indirectly solicit, hire or enter into an agreement regarding the employment (or consultancy, secondment or similar position) of any Person; (iii) each Contract with any Governmental Authority, including each concession or administrative authorization Contract and settlement agreements (including any term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso) (“TAC”)), except for Contracts with customers, Governmental Authorizations and Ordinary Course labor matters that are not material in the aggregate; (iv) each Contract that provides for payment by any member of the Edwards Group based on sales or profit, or that constitutes a royalty arrangement in excess of thirty-seven million Brazilian reais (R$37,000,000); (v) each Contract that involves future expenditures or receipts by any member of the Edwards Group of (x) aggregate payments to any Third Party in excess of thirty-seven million Brazilian reais (R$37,000,000), or nine million two 54 transactions contemplated by this Agreement or any of the Ancillary Agreements based upon arrangements made by or on behalf of Edwards or any of its Affiliates. (b) The Edwards Financial Advisor has delivered to the Edwards Board its opinion to the effect that, as of the date of such opinion, based upon and subject to the various limitations, assumptions, qualifications, factors and matters set forth therein, the consideration to be paid to Edwards pursuant to this Agreement is fair, from a financial point of view, to Edwards. 3.15 Contracts. (a) For purposes of this Agreement, each of the following Contracts (other than this Agreement, the Ancillary Agreements and any Real Property Lease) to which any member of the Edwards Group is a party, or by which any of them is bound, in each case, as of the date hereof, and primarily relating to the Commercial Aviation Business (except for those Contracts that are included on Schedule 2.02(b)(iv)), shall constitute a “Material Contract”: (i) each Contract with a Material Supplier or Material Customer; (ii) each Contract that (A) limits in any material respect the ability of any member of the Edwards Group or its respective Affiliates to compete in any line of business or geographic region or with any Person, engage in any activity or business, or own, operate, sell, transfer, pledge or otherwise dispose of any material amount of Assets or businesses, (B) contains any “most favored nation” provision or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person, (C) contains a minimum purchase or sale requirement or a “take or pay” provision that in either case requires aggregate payments to or from any Third Party in excess of thirty- seven million Brazilian reais (R$37,000,000), or (D) restricts the ability of the Edwards Group to directly or indirectly solicit, hire or enter into an agreement regarding the employment (or consultancy, secondment or similar position) of any Person; (iii) each Contract with any Governmental Authority, including each concession or administrative authorization Contract and settlement agreements (including any term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso) (“TAC”)), except for Contracts with customers, Governmental Authorizations and Ordinary Course labor matters that are not material in the aggregate; (iv) each Contract that provides for payment by any member of the Edwards Group based on sales or profit, or that constitutes a royalty arrangement in excess of thirty-seven million Brazilian reais (R$37,000,000); (v) each Contract that involves future expenditures or receipts by any member of the Edwards Group of (x) aggregate payments to any Third Party in excess of thirty-seven million Brazilian reais (R$37,000,000), or nine million two 54 hundred fifty thousand Brazilian reais (R$9,250,000) in any one-year period or (y) aggregate payments to any member of the Edwards Group in excess of thirty- seven million Brazilian reais (R$37,000,000), or nine million two hundred fifty thousand Brazilian reais (R$9,250,000) in any one-year period; (vi) each Contract that provides for any uncapped indemnification obligation or indemnification obligations that would reasonably be expected to result in Liability to the Company Group in excess of ninety-two million five hundred thousand Brazilian reais (R$92,500,000); (vii) each Contract that provides for the assumption or retention of any environmental Liability of any Person, and each Contract providing for clean up obligations relating to the Contributed Facilities or the facilities owned, leased or otherwise occupied by the Edwards Group that are subject to the Facilities Use Agreement; (viii) each Contract that provides for the acquisition or disposition of Assets or any business by any member of the Edwards Group (whether by merger, sale of stock, sale of Assets or otherwise) excluding purchases or dispositions of Assets in the Ordinary Course, pursuant to which any member of the Edwards Group has any ongoing material obligations (including for deferred purchase price obligations, earn-out obligations, indemnification obligations and other contingent Liabilities); (ix) each Contract with a broker, distributor or dealer or agency Contract that is material to the Commercial Aviation Business; (x) each Contract relating to the ownership of, investments in, or loans or advances to, any Person, including interests in any joint ventures and any other equity investments; (xi) each Contract with any present or former director, officer or employee of any member of the Edwards Group or any Company Joint Venture, but excluding any Company Group Benefit Plan, confidentiality agreement, invention assignment agreement, non-competition agreement in favor of any member of the Edwards Group or indemnification agreement with directors and officers of any member of the Edwards Group, or employment agreements in the Ordinary Course; (xii) each Contract that constitutes a Related Party Contract and requires aggregate payments to or from any member of the Edwards Group in an amount in excess of ninety-two million five hundred thousand Brazilian reais (R$92,500,000) within any one-year period; (xiii) (A) each material Contract relating to acquisition, sale, transfer, license or other disposition of, or the development, ownership or use of, or access to any IT Assets or Edwards Proprietary Software, (B) each Contract relating to acquisition, sale, transfer, license or other disposition of, or the development, 55 hundred fifty thousand Brazilian reais (R$9,250,000) in any one-year period or (y) aggregate payments to any member of the Edwards Group in excess of thirty- seven million Brazilian reais (R$37,000,000), or nine million two hundred fifty thousand Brazilian reais (R$9,250,000) in any one-year period; (vi) each Contract that provides for any uncapped indemnification obligation or indemnification obligations that would reasonably be expected to result in Liability to the Company Group in excess of ninety-two million five hundred thousand Brazilian reais (R$92,500,000); (vii) each Contract that provides for the assumption or retention of any environmental Liability of any Person, and each Contract providing for clean up obligations relating to the Contributed Facilities or the facilities owned, leased or otherwise occupied by the Edwards Group that are subject to the Facilities Use Agreement; (viii) each Contract that provides for the acquisition or disposition of Assets or any business by any member of the Edwards Group (whether by merger, sale of stock, sale of Assets or otherwise) excluding purchases or dispositions of Assets in the Ordinary Course, pursuant to which any member of the Edwards Group has any ongoing material obligations (including for deferred purchase price obligations, earn-out obligations, indemnification obligations and other contingent Liabilities); (ix) each Contract with a broker, distributor or dealer or agency Contract that is material to the Commercial Aviation Business; (x) each Contract relating to the ownership of, investments in, or loans or advances to, any Person, including interests in any joint ventures and any other equity investments; (xi) each Contract with any present or former director, officer or employee of any member of the Edwards Group or any Company Joint Venture, but excluding any Company Group Benefit Plan, confidentiality agreement, invention assignment agreement, non-competition agreement in favor of any member of the Edwards Group or indemnification agreement with directors and officers of any member of the Edwards Group, or employment agreements in the Ordinary Course; (xii) each Contract that constitutes a Related Party Contract and requires aggregate payments to or from any member of the Edwards Group in an amount in excess of ninety-two million five hundred thousand Brazilian reais (R$92,500,000) within any one-year period; (xiii) (A) each material Contract relating to acquisition, sale, transfer, license or other disposition of, or the development, ownership or use of, or access to any IT Assets or Edwards Proprietary Software, (B) each Contract relating to acquisition, sale, transfer, license or other disposition of, or the development, 55 ownership or use of, or access to any Intellectual Property, but excluding licenses for commercial off-the-shelf computer software, invention assignment agreements with employees and Contracts with customers and Contracts with suppliers entered into in the Ordinary Course and, in the case of development, Contracts that do not relate to material Intellectual Property, or (C) each Contract that provides for indemnification of any Person with respect to infringement, misappropriation or other unauthorized use of Intellectual Property; (xiv) each Collective Arrangement; (xv) each Contract that limits the incurrence of Indebtedness or the declaration or payment of dividends or other distributions by any member of the Company Group or otherwise imposes an Encumbrance (other than Permitted Encumbrances), or restricts the granting of Encumbrances (other than Permitted Encumbrances), on any Contributed Asset; (xvi) each Contract that provides for liability for consequential, special, punitive and/or exemplary damages, in each case, that would reasonably be expected to result in Liability to the Company Group in excess of ninety-two million five hundred thousand Brazilian reais (R$92,500,000); (xvii) each Contract that would by its terms bind Bulls Brazil or any of its Affiliates (other than a member of the Company Group); and (xviii) any agreement to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 3.15(a). (b) Each Material Contract is in full force and effect (except for those Material Contracts that have expired or have been terminated in accordance with their terms) and, is the valid and binding obligation of the relevant member of the Edwards Group and enforceable against the relevant member of the Edwards Group and, to Edwards’ Knowledge, against any other party thereto, in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. None of the members of the Edwards Group nor, to the Knowledge of Edwards, any other party to any Material Contract, is in breach thereof, or in default thereunder, and none of the members of the Edwards Group has provided or received any written or oral notice of any breach of or default under any Material Contract and except for such breaches or defaults as would not be material, individually or in the aggregate, to the Commercial Aviation Business. As of the date hereof, Edwards has not received any notice or Claim of default under any Material Contract or any notice of an intention to terminate, or challenge the validity or enforceability of, any such Material Contract from a counterparty thereto. For purposes of this Section 3.15(b), any Contracts entered into by the Edwards Group during the Pre-Closing Period in compliance with Sections 5.01 and 5.02, that would have been Material Contracts had they been entered into prior to the date hereof, shall be deemed to be Material Contracts. 56 ownership or use of, or access to any Intellectual Property, but excluding licenses for commercial off-the-shelf computer software, invention assignment agreements with employees and Contracts with customers and Contracts with suppliers entered into in the Ordinary Course and, in the case of development, Contracts that do not relate to material Intellectual Property, or (C) each Contract that provides for indemnification of any Person with respect to infringement, misappropriation or other unauthorized use of Intellectual Property; (xiv) each Collective Arrangement; (xv) each Contract that limits the incurrence of Indebtedness or the declaration or payment of dividends or other distributions by any member of the Company Group or otherwise imposes an Encumbrance (other than Permitted Encumbrances), or restricts the granting of Encumbrances (other than Permitted Encumbrances), on any Contributed Asset; (xvi) each Contract that provides for liability for consequential, special, punitive and/or exemplary damages, in each case, that would reasonably be expected to result in Liability to the Company Group in excess of ninety-two million five hundred thousand Brazilian reais (R$92,500,000); (xvii) each Contract that would by its terms bind Bulls Brazil or any of its Affiliates (other than a member of the Company Group); and (xviii) any agreement to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 3.15(a). (b) Each Material Contract is in full force and effect (except for those Material Contracts that have expired or have been terminated in accordance with their terms) and, is the valid and binding obligation of the relevant member of the Edwards Group and enforceable against the relevant member of the Edwards Group and, to Edwards’ Knowledge, against any other party thereto, in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. None of the members of the Edwards Group nor, to the Knowledge of Edwards, any other party to any Material Contract, is in breach thereof, or in default thereunder, and none of the members of the Edwards Group has provided or received any written or oral notice of any breach of or default under any Material Contract and except for such breaches or defaults as would not be material, individually or in the aggregate, to the Commercial Aviation Business. As of the date hereof, Edwards has not received any notice or Claim of default under any Material Contract or any notice of an intention to terminate, or challenge the validity or enforceability of, any such Material Contract from a counterparty thereto. For purposes of this Section 3.15(b), any Contracts entered into by the Edwards Group during the Pre-Closing Period in compliance with Sections 5.01 and 5.02, that would have been Material Contracts had they been entered into prior to the date hereof, shall be deemed to be Material Contracts. 56

(c) Section 3.15 of the Edwards Disclosure Schedules contains a true, correct and complete list as of the date hereof of all written Material Contracts (and all amendments thereto), in each case identified by the corresponding reference to the clauses of this Section 3.15 to which such Material Contract relates. Copies of all written Material Contracts that are true, correct and complete in all respects have been provided to Bulls Brazil. 3.16 Environmental Matters. (a) The Edwards Group and each of the properties of the Commercial Aviation Business (including the Contributed Facilities) are in compliance in all material respects with all, and have not violated in any material respect any applicable Environmental Laws. (b) (i) since November 1, 2009, none of the Commercial Aviation Business or any member of the Edwards Group, and no Person for whose conduct the Commercial Aviation Business or the Edwards Group may be held responsible, has Released any Hazardous Materials, and (ii) no Hazardous Materials are otherwise present at any location for which the Commercial Aviation Business or the Edwards Group may be liable, including, for the avoidance of doubt, any current or former Assets of the Edwards Group or any other location where any Hazardous Materials were generated, treated, stored, handled, transferred, transported, disposed, deposited, used or processed relating to the Commercial Aviation Business or the Edwards Group. Any Hazardous Materials at or emanating from any of the Contributed Facilities that are the subject of any ongoing investigation or remediation have been identified to Bulls Brazil in Section 3.16(b) of the Edwards Disclosure Schedules. (c) Except for matters that have been finally resolved, none of the Commercial Aviation Business, the members of the Edwards Group or any Person for whose conduct the Commercial Aviation Business or Edwards Group may be liable: (i) has, prior to the date hereof, entered into or been subject to any Order, instrument of adjustment of conduct (termo de ajustamento de conduta or termo de compromisso) or similar agreement with any Governmental Authority or any other Third Party, pursuant to any Environmental Laws or regarding any Hazardous Materials; (ii) has, since January 1, 2017, received any written request for information, notice, demand letter, administrative inquiry or formal complaint or Claim under any Environmental Laws or regarding any Hazardous Materials; or (iii) is subject to any pending or, to Edwards’ Knowledge, threatened Legal Proceeding pursuant to Environmental Laws or regarding any Hazardous Materials. (d) Edwards has made available to Bulls Brazil all (i) material written reports or similar documents regarding any environmental, health or safety assessments, audits, investigations and any sampling, monitoring, remediation and similar matters, and (ii) written reports or similar documents of any legal or financial liability exceeding one hundred thousand dollars ($100,000), including environmental, health or safety assessments, audits, investigations and any sampling, monitoring, remediation and similar matters, and in any case relating to the Commercial Aviation Business that are in 57 (c) Section 3.15 of the Edwards Disclosure Schedules contains a true, correct and complete list as of the date hereof of all written Material Contracts (and all amendments thereto), in each case identified by the corresponding reference to the clauses of this Section 3.15 to which such Material Contract relates. Copies of all written Material Contracts that are true, correct and complete in all respects have been provided to Bulls Brazil. 3.16 Environmental Matters. (a) The Edwards Group and each of the properties of the Commercial Aviation Business (including the Contributed Facilities) are in compliance in all material respects with all, and have not violated in any material respect any applicable Environmental Laws. (b) (i) since November 1, 2009, none of the Commercial Aviation Business or any member of the Edwards Group, and no Person for whose conduct the Commercial Aviation Business or the Edwards Group may be held responsible, has Released any Hazardous Materials, and (ii) no Hazardous Materials are otherwise present at any location for which the Commercial Aviation Business or the Edwards Group may be liable, including, for the avoidance of doubt, any current or former Assets of the Edwards Group or any other location where any Hazardous Materials were generated, treated, stored, handled, transferred, transported, disposed, deposited, used or processed relating to the Commercial Aviation Business or the Edwards Group. Any Hazardous Materials at or emanating from any of the Contributed Facilities that are the subject of any ongoing investigation or remediation have been identified to Bulls Brazil in Section 3.16(b) of the Edwards Disclosure Schedules. (c) Except for matters that have been finally resolved, none of the Commercial Aviation Business, the members of the Edwards Group or any Person for whose conduct the Commercial Aviation Business or Edwards Group may be liable: (i) has, prior to the date hereof, entered into or been subject to any Order, instrument of adjustment of conduct (termo de ajustamento de conduta or termo de compromisso) or similar agreement with any Governmental Authority or any other Third Party, pursuant to any Environmental Laws or regarding any Hazardous Materials; (ii) has, since January 1, 2017, received any written request for information, notice, demand letter, administrative inquiry or formal complaint or Claim under any Environmental Laws or regarding any Hazardous Materials; or (iii) is subject to any pending or, to Edwards’ Knowledge, threatened Legal Proceeding pursuant to Environmental Laws or regarding any Hazardous Materials. (d) Edwards has made available to Bulls Brazil all (i) material written reports or similar documents regarding any environmental, health or safety assessments, audits, investigations and any sampling, monitoring, remediation and similar matters, and (ii) written reports or similar documents of any legal or financial liability exceeding one hundred thousand dollars ($100,000), including environmental, health or safety assessments, audits, investigations and any sampling, monitoring, remediation and similar matters, and in any case relating to the Commercial Aviation Business that are in 57 the possession or control of Edwards or its Affiliates (including the Edwards Group), including any such documents relating to any Release or presence of, or exposure to, any Hazardous Materials. (e) No member of the Edwards Group is subject to any Order, or any indemnity or other agreement with any other Person relating to any Liability under any Environmental Law. (f) Section 3.16(f) of the Edwards Disclosure Schedule sets forth a true, correct and complete list of all properties formerly owned, leased or operated by the Commercial Aviation Business within the last fifteen (15) years at which any bulk storage of Hazardous Materials, or any manufacturing, by or on behalf of the Commercial Aviation Business (or, to Edwards’ Knowledge, any other Person) has occurred. 3.17 Employee Benefit Plans. (a) Section 3.17(a) of the Edwards Disclosure Schedules sets forth a true, correct and complete list, as of the date hereof, of each Employee Benefit Plan that Edwards or any member of the Company Group maintains, sponsors, contributes to or is required to contribute to for the benefit of any Commercial Aviation Business Employee and Commercial Aviation Business Retirees (the “Edwards Benefit Plans”). Edwards has made available to Bulls Brazil a true, complete and correct copy of each Edwards Benefit Plan and the written rules and other documentation relating to any Edwards Benefit Plans (including, with respect to any pension plan, the actuarial report for the most recently completed fiscal or plan year, if any), and complete and correct copies of any material communications since November 1, 2013 with any Governmental Authority in respect thereof. (b) (i) Except for matters that have been resolved, all Edwards Benefit Plans comply and have been operated materially in accordance with their terms and the requirements of applicable Law; (ii) each of Edwards and the other members of the Edwards Group is in material compliance with all Laws applicable to the Edwards Benefit Plans or any employee benefits matter relating to the Commercial Aviation Business Employees and Commercial Aviation Business Retirees; (iii) there are no Legal Proceedings pending or, to Edwards’ Knowledge, threatened, involving any Edwards Benefit Plan; (iv) no Edwards Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by any Governmental Authority, nor to Edwards’ Knowledge is any such audit, investigation or other administrative proceeding, threatened; and (v) each Edwards Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities. (c) Except as required by applicable Law, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Contribution will not (alone or in combination with any other event): (i) entitle any Commercial Aviation Business Employee to severance pay or any other compensation or benefit; (ii) result in any material payment becoming due, 58 the possession or control of Edwards or its Affiliates (including the Edwards Group), including any such documents relating to any Release or presence of, or exposure to, any Hazardous Materials. (e) No member of the Edwards Group is subject to any Order, or any indemnity or other agreement with any other Person relating to any Liability under any Environmental Law. (f) Section 3.16(f) of the Edwards Disclosure Schedule sets forth a true, correct and complete list of all properties formerly owned, leased or operated by the Commercial Aviation Business within the last fifteen (15) years at which any bulk storage of Hazardous Materials, or any manufacturing, by or on behalf of the Commercial Aviation Business (or, to Edwards’ Knowledge, any other Person) has occurred. 3.17 Employee Benefit Plans. (a) Section 3.17(a) of the Edwards Disclosure Schedules sets forth a true, correct and complete list, as of the date hereof, of each Employee Benefit Plan that Edwards or any member of the Company Group maintains, sponsors, contributes to or is required to contribute to for the benefit of any Commercial Aviation Business Employee and Commercial Aviation Business Retirees (the “Edwards Benefit Plans”). Edwards has made available to Bulls Brazil a true, complete and correct copy of each Edwards Benefit Plan and the written rules and other documentation relating to any Edwards Benefit Plans (including, with respect to any pension plan, the actuarial report for the most recently completed fiscal or plan year, if any), and complete and correct copies of any material communications since November 1, 2013 with any Governmental Authority in respect thereof. (b) (i) Except for matters that have been resolved, all Edwards Benefit Plans comply and have been operated materially in accordance with their terms and the requirements of applicable Law; (ii) each of Edwards and the other members of the Edwards Group is in material compliance with all Laws applicable to the Edwards Benefit Plans or any employee benefits matter relating to the Commercial Aviation Business Employees and Commercial Aviation Business Retirees; (iii) there are no Legal Proceedings pending or, to Edwards’ Knowledge, threatened, involving any Edwards Benefit Plan; (iv) no Edwards Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by any Governmental Authority, nor to Edwards’ Knowledge is any such audit, investigation or other administrative proceeding, threatened; and (v) each Edwards Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities. (c) Except as required by applicable Law, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Contribution will not (alone or in combination with any other event): (i) entitle any Commercial Aviation Business Employee to severance pay or any other compensation or benefit; (ii) result in any material payment becoming due, 58 accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any Commercial Aviation Business Employee; or (iii) trigger any funding obligation under any Edwards Benefit Plan or impose any material restrictions or limitations on the Company Group’s rights to amend, merge or terminate any Edwards Benefit Plan. (d) All pension plans that are Edwards Benefit Plans have sufficient funds to cover all Liabilities and benefits under the applicable pension plan and no pension plan that is an Edwards Benefit Plan is in deficit. (e) No Edwards Benefit Plan is subject to the Laws of the United States, including ERISA as it relates to Commercial Aviation Business Employees and Commercial Aviation Business Retirees, or provides benefits to any Commercial Aviation Business Employee located in the United States. (f) Except with respect to the Commercial Aviation Business Retirees and with respect to Commercial Aviation Business Employees, to the extent they become eligible for post-employment extension of health care, as may be required by applicable Law, based on their participation in applicable Edwards Benefit Plans prior to the Closing, none of Edwards or any member of the Edwards Group has any material obligation with respect to post-employment extension of health, welfare or life insurance benefits. (g) None of Edwards or any other member of the Edwards Group has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Employee Benefits Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan that is subject to the Laws of a foreign jurisdiction. 3.18 Employee and Labor Matters. (a) Section 3.18(a) of the Edwards Disclosure Schedules sets forth a true, correct and complete list of each L1 and L2 leader of Edwards or the Edwards Group as of the date hereof who was engaged primarily in the Commercial Aviation Business during 2017. (b) None of Edwards or any other member of the Edwards Group is obligated or has agreed to increase or vary, after the date of this Agreement, the salary, fee, pension benefits, bonus, commission or other remuneration or benefits (whether in cash or in kind) payable to the Commercial Aviation Business Employees, other than as required by applicable Law. (c) (i) As of the date hereof, other than as disclosed in Section 3.18(c) of the Edwards Disclosure Schedules, (i) none of the Commercial Aviation Business Employees are represented by a labor union, works council or other employee representative group, and (ii) neither Edwards nor any other member of the Edwards Group is party to or bound by any Collective Arrangement, and there are no such agreements currently being negotiated. 59 accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any Commercial Aviation Business Employee; or (iii) trigger any funding obligation under any Edwards Benefit Plan or impose any material restrictions or limitations on the Company Group’s rights to amend, merge or terminate any Edwards Benefit Plan. (d) All pension plans that are Edwards Benefit Plans have sufficient funds to cover all Liabilities and benefits under the applicable pension plan and no pension plan that is an Edwards Benefit Plan is in deficit. (e) No Edwards Benefit Plan is subject to the Laws of the United States, including ERISA as it relates to Commercial Aviation Business Employees and Commercial Aviation Business Retirees, or provides benefits to any Commercial Aviation Business Employee located in the United States. (f) Except with respect to the Commercial Aviation Business Retirees and with respect to Commercial Aviation Business Employees, to the extent they become eligible for post-employment extension of health care, as may be required by applicable Law, based on their participation in applicable Edwards Benefit Plans prior to the Closing, none of Edwards or any member of the Edwards Group has any material obligation with respect to post-employment extension of health, welfare or life insurance benefits. (g) None of Edwards or any other member of the Edwards Group has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Employee Benefits Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan that is subject to the Laws of a foreign jurisdiction. 3.18 Employee and Labor Matters. (a) Section 3.18(a) of the Edwards Disclosure Schedules sets forth a true, correct and complete list of each L1 and L2 leader of Edwards or the Edwards Group as of the date hereof who was engaged primarily in the Commercial Aviation Business during 2017. (b) None of Edwards or any other member of the Edwards Group is obligated or has agreed to increase or vary, after the date of this Agreement, the salary, fee, pension benefits, bonus, commission or other remuneration or benefits (whether in cash or in kind) payable to the Commercial Aviation Business Employees, other than as required by applicable Law. (c) (i) As of the date hereof, other than as disclosed in Section 3.18(c) of the Edwards Disclosure Schedules, (i) none of the Commercial Aviation Business Employees are represented by a labor union, works council or other employee representative group, and (ii) neither Edwards nor any other member of the Edwards Group is party to or bound by any Collective Arrangement, and there are no such agreements currently being negotiated. 59

(d) Each of the members of the Edwards Group is and, since November 1, 2013, has been, in compliance with all applicable Laws regarding employment and employment practices in respect of Commercial Aviation Business Employees, including any and all such Laws relating to terms and conditions of employment, wages and hours, plant closings and mass layoffs, occupational safety and health, collection and payment of withholding and/or social security Taxes, employees severance fund and any similar Tax, labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance and workers’ compensation, except, in each case, for such failure to be in compliance as is not, and would not reasonably be expected to be, material to the Commercial Aviation Business or the Company Group. (e) Neither Edwards nor any other member of the Edwards Group has had, in respect of any Commercial Aviation Business Employees, (i) since November 1, 2013, any unfair labor practice or employment discrimination charges or complaints or other labor grievances or labor or employment-related administrative proceedings or arbitrations, pending or, to Edwards’ Knowledge, threatened against it, before any Governmental Authority or state or local agency responsible for the investigation or prevention of unlawful labor or employment practices or failure to pay wages; (ii) since November 1, 2013, a pending or threatened labor strike, slowdown, walk-out, lockout or work stoppage; or (iii) since November 1, 2013, mass layoffs or plant closing. (f) As of the date hereof, neither Edwards nor any other member of the Edwards Group has received notice of any intention of any Key Employee to terminate his or her employment or provision of services whether as a consequence of the transactions contemplated under this Agreement or otherwise. (g) The Edwards Group has not been notified of any administrative procedure, including any audit or infraction notice, before the Ministry of Labor and Employment (Ministério do Trabalho e Emprego) or any administrative procedure, TAC, civil action filed by the Public Prosecutor Office of Labor Affairs (Ministério Público do Trabalho). 3.19 Intellectual Property. (a) Section 3.19(a) of the Edwards Disclosure Schedules sets forth as of the date hereof all Intellectual Property registrations and applications included in the Contributed IP. As of the date hereof, all of such items are unexpired, and to the Knowledge of Edwards valid and enforceable. The Edwards Group exclusively owns all of its material proprietary Intellectual Property (including the Edwards Retained IP) that it owns or purports to own, free and clear of any Encumbrances other than Permitted Encumbrances. (b) The operation of the Commercial Aviation Business as currently conducted by the Edwards Group does not infringe, misappropriate or otherwise violate 60 (d) Each of the members of the Edwards Group is and, since November 1, 2013, has been, in compliance with all applicable Laws regarding employment and employment practices in respect of Commercial Aviation Business Employees, including any and all such Laws relating to terms and conditions of employment, wages and hours, plant closings and mass layoffs, occupational safety and health, collection and payment of withholding and/or social security Taxes, employees severance fund and any similar Tax, labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance and workers’ compensation, except, in each case, for such failure to be in compliance as is not, and would not reasonably be expected to be, material to the Commercial Aviation Business or the Company Group. (e) Neither Edwards nor any other member of the Edwards Group has had, in respect of any Commercial Aviation Business Employees, (i) since November 1, 2013, any unfair labor practice or employment discrimination charges or complaints or other labor grievances or labor or employment-related administrative proceedings or arbitrations, pending or, to Edwards’ Knowledge, threatened against it, before any Governmental Authority or state or local agency responsible for the investigation or prevention of unlawful labor or employment practices or failure to pay wages; (ii) since November 1, 2013, a pending or threatened labor strike, slowdown, walk-out, lockout or work stoppage; or (iii) since November 1, 2013, mass layoffs or plant closing. (f) As of the date hereof, neither Edwards nor any other member of the Edwards Group has received notice of any intention of any Key Employee to terminate his or her employment or provision of services whether as a consequence of the transactions contemplated under this Agreement or otherwise. (g) The Edwards Group has not been notified of any administrative procedure, including any audit or infraction notice, before the Ministry of Labor and Employment (Ministério do Trabalho e Emprego) or any administrative procedure, TAC, civil action filed by the Public Prosecutor Office of Labor Affairs (Ministério Público do Trabalho). 3.19 Intellectual Property. (a) Section 3.19(a) of the Edwards Disclosure Schedules sets forth as of the date hereof all Intellectual Property registrations and applications included in the Contributed IP. As of the date hereof, all of such items are unexpired, and to the Knowledge of Edwards valid and enforceable. The Edwards Group exclusively owns all of its material proprietary Intellectual Property (including the Edwards Retained IP) that it owns or purports to own, free and clear of any Encumbrances other than Permitted Encumbrances. (b) The operation of the Commercial Aviation Business as currently conducted by the Edwards Group does not infringe, misappropriate or otherwise violate 60 the Intellectual Property of any other Person, and there is no notice alleging the same (including cease and desist letters and invitations to take a patent license) or challenging the ownership, enforceability or validity of any Contributed IP or Edwards Retained IP, and, to the Knowledge of Edwards, no Person is materially infringing, misappropriating or otherwise violating any Contributed IP or Edwards Retained IP. (c) All Persons who created, invented or contributed to Contributed IP or Edwards Retained IP owned or purported to be owned by the Edwards Group have assigned in writing to the Edwards Group their rights in same that do not vest initially in the Edwards Group by operation of Law. No Person (other than employees or service providers in the course of their duties for the Edwards Group) has possession or any current or contingent right to possess any material source code of the Edwards Group. No software licensed, distributed, conveyed or made available by the Edwards Group to any other Person contains, uses, incorporates, is based upon or otherwise interacts with any “open source” or similar software in any manner that would require the Edwards Group to license or make available material proprietary source code in such circumstances. (d) The Edwards Group has, with respect to the Commercial Aviation Business, (i) taken commercially reasonable steps to protect and maintain (x) their Confidential Information and trade secrets; and (y) the security, operation and integrity of all IT Assets and Edwards Proprietary Software (and all data collected, processed or stored therein), and, to the Knowledge of Edwards, there have been no material breaches, interruptions or violations of same; and (ii) complied with all Privacy Policies in all material respects. The IT Assets and Edwards Proprietary Software used in connection with the Commercial Aviation Business are sufficient for the conduct of such business as currently conducted and are, to the Knowledge of Edwards, free of all material bugs, errors, defects, malware, viruses or other corruptants. 3.20 No Edwards CAB Material Adverse Effect. (a) Since the date of the Carve-Out Balance Sheet to the date hereof there has not occurred an Edwards CAB Material Adverse Effect and (b) from the date of the Carve-Out Balance Sheet to the date hereof, each of the members of the Edwards Group has conducted the Commercial Aviation Business in the Ordinary Course in all material respects. 3.21 Absence of Undisclosed Liabilities. (a) The Company and its Subsidiaries do not have any Liabilities that would be required to be reflected or reserved against on a balance sheet of the Company prepared in accordance with IFRS, except for Liabilities (i) reflected or reserved against on the Carve-Out Balance Sheet, (ii) that have been discharged or paid in full prior to the date of this Agreement, (iii) that have been incurred in the Ordinary Course since the date of the Carve-Out Balance Sheet, (iv) incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, (v) solely between the Company and its Subsidiaries or among Subsidiaries of the Company, (vi) that are Excluded Liabilities, and (vii) Liabilities that would not, individually or in the aggregate, be reasonably expected to be material to the Commercial Aviation Business. 61 the Intellectual Property of any other Person, and there is no notice alleging the same (including cease and desist letters and invitations to take a patent license) or challenging the ownership, enforceability or validity of any Contributed IP or Edwards Retained IP, and, to the Knowledge of Edwards, no Person is materially infringing, misappropriating or otherwise violating any Contributed IP or Edwards Retained IP. (c) All Persons who created, invented or contributed to Contributed IP or Edwards Retained IP owned or purported to be owned by the Edwards Group have assigned in writing to the Edwards Group their rights in same that do not vest initially in the Edwards Group by operation of Law. No Person (other than employees or service providers in the course of their duties for the Edwards Group) has possession or any current or contingent right to possess any material source code of the Edwards Group. No software licensed, distributed, conveyed or made available by the Edwards Group to any other Person contains, uses, incorporates, is based upon or otherwise interacts with any “open source” or similar software in any manner that would require the Edwards Group to license or make available material proprietary source code in such circumstances. (d) The Edwards Group has, with respect to the Commercial Aviation Business, (i) taken commercially reasonable steps to protect and maintain (x) their Confidential Information and trade secrets; and (y) the security, operation and integrity of all IT Assets and Edwards Proprietary Software (and all data collected, processed or stored therein), and, to the Knowledge of Edwards, there have been no material breaches, interruptions or violations of same; and (ii) complied with all Privacy Policies in all material respects. The IT Assets and Edwards Proprietary Software used in connection with the Commercial Aviation Business are sufficient for the conduct of such business as currently conducted and are, to the Knowledge of Edwards, free of all material bugs, errors, defects, malware, viruses or other corruptants. 3.20 No Edwards CAB Material Adverse Effect. (a) Since the date of the Carve-Out Balance Sheet to the date hereof there has not occurred an Edwards CAB Material Adverse Effect and (b) from the date of the Carve-Out Balance Sheet to the date hereof, each of the members of the Edwards Group has conducted the Commercial Aviation Business in the Ordinary Course in all material respects. 3.21 Absence of Undisclosed Liabilities. (a) The Company and its Subsidiaries do not have any Liabilities that would be required to be reflected or reserved against on a balance sheet of the Company prepared in accordance with IFRS, except for Liabilities (i) reflected or reserved against on the Carve-Out Balance Sheet, (ii) that have been discharged or paid in full prior to the date of this Agreement, (iii) that have been incurred in the Ordinary Course since the date of the Carve-Out Balance Sheet, (iv) incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, (v) solely between the Company and its Subsidiaries or among Subsidiaries of the Company, (vi) that are Excluded Liabilities, and (vii) Liabilities that would not, individually or in the aggregate, be reasonably expected to be material to the Commercial Aviation Business. 61

(b) Neither Edwards nor any other member of the Edwards Group is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Edwards and any other member of the Edwards Group, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangements, where the result, purpose or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Edwards and any other member of the Edwards Group, taken as a whole, in Edwards’ published financial statements or other documents required to be published by a Governmental Authority. 3.22 Customers. Since December 31, 2017 through the date hereof, none of the Material Customers has notified any member of the Edwards Group that it is cancelling or terminating (or intends to cancel or terminate), or materially reducing (or intends to materially reduce) its commitment under, its Contract with the Edwards Group. 3.23 Anti-Bribery. (a) Since January 1, 2013, none of Edwards, any other member of the Edwards Group, any of the directors, officers or employees of Edwards or any other member of the Edwards Group (each, a “Edwards Representative”) or, to the Knowledge of Edwards, any agent of Edwards or any member of the Edwards Group acting at least in part for the benefit of a member of the Edwards Group or on behalf of the Edwards Group, has taken any action in violation of the Anti-Corruption Law of Brazil (Law No. 12,846/2013), the Brazilian Anti-corruption Regulatory Decree (Decree No. 8,420/2015), the Brazilian Conflict of Interest Law (Brazilian Federal Law No. 12,813/2013), the Brazilian Law of Administrative Improbity (Brazilian Federal Law No. 8,429/1992) and the Brazilian Public Procurement Law (Brazilian Federal Law No. 8,666/1993), as well as applicable antitrust and anti-money laundering Laws, in connection with the conduct of its respective business, the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-corruption or anti-bribery Law (collectively, the “Anti-Corruption Laws”). (b) Without limiting the foregoing, since January 1, 2013, in connection with the Commercial Aviation Business, neither the Edwards Group nor any Edwards Representative or, to the Knowledge of Edwards, agent of Edwards or any member of the Edwards Group has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee, or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (a “Government Official”) or to any Person under circumstances where Edwards or any other member of the Edwards Group, its Affiliates or the Edwards Representatives knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case, for the purpose of (i) influencing any act or decision of such 62 (b) Neither Edwards nor any other member of the Edwards Group is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Edwards and any other member of the Edwards Group, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangements, where the result, purpose or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Edwards and any other member of the Edwards Group, taken as a whole, in Edwards’ published financial statements or other documents required to be published by a Governmental Authority. 3.22 Customers. Since December 31, 2017 through the date hereof, none of the Material Customers has notified any member of the Edwards Group that it is cancelling or terminating (or intends to cancel or terminate), or materially reducing (or intends to materially reduce) its commitment under, its Contract with the Edwards Group. 3.23 Anti-Bribery. (a) Since January 1, 2013, none of Edwards, any other member of the Edwards Group, any of the directors, officers or employees of Edwards or any other member of the Edwards Group (each, a “Edwards Representative”) or, to the Knowledge of Edwards, any agent of Edwards or any member of the Edwards Group acting at least in part for the benefit of a member of the Edwards Group or on behalf of the Edwards Group, has taken any action in violation of the Anti-Corruption Law of Brazil (Law No. 12,846/2013), the Brazilian Anti-corruption Regulatory Decree (Decree No. 8,420/2015), the Brazilian Conflict of Interest Law (Brazilian Federal Law No. 12,813/2013), the Brazilian Law of Administrative Improbity (Brazilian Federal Law No. 8,429/1992) and the Brazilian Public Procurement Law (Brazilian Federal Law No. 8,666/1993), as well as applicable antitrust and anti-money laundering Laws, in connection with the conduct of its respective business, the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-corruption or anti-bribery Law (collectively, the “Anti-Corruption Laws”). (b) Without limiting the foregoing, since January 1, 2013, in connection with the Commercial Aviation Business, neither the Edwards Group nor any Edwards Representative or, to the Knowledge of Edwards, agent of Edwards or any member of the Edwards Group has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee, or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (a “Government Official”) or to any Person under circumstances where Edwards or any other member of the Edwards Group, its Affiliates or the Edwards Representatives knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case, for the purpose of (i) influencing any act or decision of such 62

Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Edwards Group, its Affiliates or the Edwards Representatives in obtaining or retaining business for or with, or in directing business to, the Edwards Group, the Company Joint Venture or any other Person, excluding in each of the preceding cases, (A) any lawful expediting payment to a Government Official the purpose of which is to expedite or to secure the performance of a “routine governmental action,” as that term is defined in the FCPA, or similar action by a Government Official or political party or (B) any lawful reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a Government Official or political party that was directly related to (1) the promotion, demonstration, or explanation of products or services; or (2) the execution or performance of a contract with a foreign government or agency thereof. For the avoidance of doubt, nothing in this Section 3.23(b) shall be interpreted in a manner inconsistent with the scope of the representations and warranties made in Section 3.23(a). (c) Without limiting the foregoing, since January 1, 2013, no member of the Edwards Group or, to Edwards’ Knowledge, agent of Edwards, acting at least in part for the benefit of a member of the Edwards Group or on behalf of the Edwards Group, and no Edwards Representative has made, offered, requested or taken any act in furtherance of any bribe or other unlawful benefit, including, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Edwards Group has in place reasonable internal controls designed to prevent any Edwards Representative from undertaking any such conduct and to ensure compliance with applicable Anti-Corruption Laws. (d) During the five (5) years prior to the date hereof, to the Knowledge of Edwards, (i) no agent of Edwards or Edwards Representative is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under the Anti-Corruption Laws, and (ii) no such investigation, inquiry or proceedings have been threatened or are pending. 3.24 Export; Sanctions. Each representation and warranty in this Section 3.24 relating to the Edwards Group (including, for the avoidance of doubt, the Company Group) shall have been made, for all purposes hereunder, by the Edwards Group solely to the extent relating to the Commercial Aviation Business and shall not be construed to apply to any member of the Edwards Group in other respect. (a) None of Edwards, any other member of the Edwards Group, any Company Joint Venture, or any Edwards Representative is, or is owned or controlled by, a Person that is the target of economic sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the U.S. International 63 Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Edwards Group, its Affiliates or the Edwards Representatives in obtaining or retaining business for or with, or in directing business to, the Edwards Group, the Company Joint Venture or any other Person, excluding in each of the preceding cases, (A) any lawful expediting payment to a Government Official the purpose of which is to expedite or to secure the performance of a “routine governmental action,” as that term is defined in the FCPA, or similar action by a Government Official or political party or (B) any lawful reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a Government Official or political party that was directly related to (1) the promotion, demonstration, or explanation of products or services; or (2) the execution or performance of a contract with a foreign government or agency thereof. For the avoidance of doubt, nothing in this Section 3.23(b) shall be interpreted in a manner inconsistent with the scope of the representations and warranties made in Section 3.23(a). (c) Without limiting the foregoing, since January 1, 2013, no member of the Edwards Group or, to Edwards’ Knowledge, agent of Edwards, acting at least in part for the benefit of a member of the Edwards Group or on behalf of the Edwards Group, and no Edwards Representative has made, offered, requested or taken any act in furtherance of any bribe or other unlawful benefit, including, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Edwards Group has in place reasonable internal controls designed to prevent any Edwards Representative from undertaking any such conduct and to ensure compliance with applicable Anti-Corruption Laws. (d) During the five (5) years prior to the date hereof, to the Knowledge of Edwards, (i) no agent of Edwards or Edwards Representative is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under the Anti-Corruption Laws, and (ii) no such investigation, inquiry or proceedings have been threatened or are pending. 3.24 Export; Sanctions. Each representation and warranty in this Section 3.24 relating to the Edwards Group (including, for the avoidance of doubt, the Company Group) shall have been made, for all purposes hereunder, by the Edwards Group solely to the extent relating to the Commercial Aviation Business and shall not be construed to apply to any member of the Edwards Group in other respect. (a) None of Edwards, any other member of the Edwards Group, any Company Joint Venture, or any Edwards Representative is, or is owned or controlled by, a Person that is the target of economic sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the U.S. International 63

Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. Iran Sanctions Act, the U.S. Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, and the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, the U.S. National Defense Authorization Act of 2012 and the U.S. National Defense Authorization Act of 2013, all as amended, and any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder (collectively, “Sanctions”), nor are any of the foregoing designated as a Specially Designated National or Blocked Person by OFAC or otherwise the target or subject of Sanctions. (b) Since January 1, 2013, in connection with the Commercial Aviation Business, no member of the Edwards Group has made a violation of applicable Sanctions. (c) None of Edwards, any other member of the Edwards Group or any Company Joint Venture is located, organized or resident in any country or territory that is, or whose government is, the subject or target of comprehensive Sanctions that broadly restrict or prohibit trade, investment or other dealings with such country, territory or government (currently, Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine). 3.25 Insurance. Section 3.25 of the Edwards Disclosure Schedules sets forth all material insurance policies held by the Edwards Group that relate to the Commercial Aviation Business as of the date hereof (the “Insurance Policies”). Copies of each Insurance Policy that are complete and correct in all respects, have been made available to Bulls Brazil. As of the date hereof, (a) all of the Insurance Policies held by the Edwards Group are in full force and effect, and free and clear of any Encumbrances (other than Permitted Encumbrances), (b) all premiums due under the Insurance Policies have been paid in full, (c) the Edwards Group has complied in all material respects with the provisions of such policies, (d) no member of the Edwards Group has received written notice of cancellation of or intent to cancel any of the Insurance Policies and (e) no member of the Edwards Group has received any written notice from any insurer under any of the Insurance Policies reserving or denying any rights with respect to a claim that is pending as of the date hereof. 3.26 Inventory. All items included in the inventory shown on the Carve-Out Balance Sheet, including the Contributed Inventory, and all inventory thereafter created or acquired by the Edwards Group in connection with the Commercial Aviation Business on or prior to Closing wherever located, have been created or acquired in the Ordinary Course. As of the date hereof, all Contributed Inventory is in the possession or control of the Edwards Group at the locations listed under Section 3.26(a) of the Edwards Disclosure Schedules, except for items that are in the possession or control of suppliers set forth on Section 3.26(b) of the Edwards Disclosure Schedules. The Contributed Inventory is in good and marketable condition in all material respect and held for sale. Provisions and/or reserves have been made to reduce excess and obsolete inventories to their estimated net realizable value. 64 Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. Iran Sanctions Act, the U.S. Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, and the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, the U.S. National Defense Authorization Act of 2012 and the U.S. National Defense Authorization Act of 2013, all as amended, and any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder (collectively, “Sanctions”), nor are any of the foregoing designated as a Specially Designated National or Blocked Person by OFAC or otherwise the target or subject of Sanctions. (b) Since January 1, 2013, in connection with the Commercial Aviation Business, no member of the Edwards Group has made a violation of applicable Sanctions. (c) None of Edwards, any other member of the Edwards Group or any Company Joint Venture is located, organized or resident in any country or territory that is, or whose government is, the subject or target of comprehensive Sanctions that broadly restrict or prohibit trade, investment or other dealings with such country, territory or government (currently, Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine). 3.25 Insurance. Section 3.25 of the Edwards Disclosure Schedules sets forth all material insurance policies held by the Edwards Group that relate to the Commercial Aviation Business as of the date hereof (the “Insurance Policies”). Copies of each Insurance Policy that are complete and correct in all respects, have been made available to Bulls Brazil. As of the date hereof, (a) all of the Insurance Policies held by the Edwards Group are in full force and effect, and free and clear of any Encumbrances (other than Permitted Encumbrances), (b) all premiums due under the Insurance Policies have been paid in full, (c) the Edwards Group has complied in all material respects with the provisions of such policies, (d) no member of the Edwards Group has received written notice of cancellation of or intent to cancel any of the Insurance Policies and (e) no member of the Edwards Group has received any written notice from any insurer under any of the Insurance Policies reserving or denying any rights with respect to a claim that is pending as of the date hereof. 3.26 Inventory. All items included in the inventory shown on the Carve-Out Balance Sheet, including the Contributed Inventory, and all inventory thereafter created or acquired by the Edwards Group in connection with the Commercial Aviation Business on or prior to Closing wherever located, have been created or acquired in the Ordinary Course. As of the date hereof, all Contributed Inventory is in the possession or control of the Edwards Group at the locations listed under Section 3.26(a) of the Edwards Disclosure Schedules, except for items that are in the possession or control of suppliers set forth on Section 3.26(b) of the Edwards Disclosure Schedules. The Contributed Inventory is in good and marketable condition in all material respect and held for sale. Provisions and/or reserves have been made to reduce excess and obsolete inventories to their estimated net realizable value. 64

3.27 Accounts Receivable. Except to the extent fully collected on or prior to the Closing Date, the Accounts Receivable reflected on the Carve-Out Balance Sheet and the Accounts Receivable arising after the date of the Carve-Out Balance Sheet, (i) represent bona fide arm’s length sales of products or services in the Ordinary Course, (ii) are fully collectible within sixty (60) days after the invoice date, and (iii) constitute valid claims of the Edwards Group, free and clear of all Encumbrances, except for Permitted Encumbrances and not subject to any rights of set-off or other defenses other than cash discounts set forth on the Carve-Out Balance Sheet or set forth in the Estimated Closing Date Modified Net Asset Amount as an express line item identifying the amount and recipient of such cash discount. Receivables have been appropriately reduced to their estimated net realizable value through reserves for bad debts and allowances for doubtful accounts expressly set forth on the Carve-Out Balance Sheet and, in the case of Accounts Receivable arising since the date of the Carve-Out Financial Statements, additions to such reserves and allowances (A) calculated in accordance with IFRS using the same accounting principles, practices, procedures, policies and methods that are described in, and to the extent not so described, were used in the preparation of the Carve-Out Balance Sheet and (B) set forth in the Estimated Closing Date Modified Net Asset Amount as an express line item identifying the amount of such bad debt or allowance for doubtful account and the debtor in respect thereof. 3.28 Access to Information; Disclaimer. Edwards acknowledges and agrees that (i) it has had an opportunity to discuss with Bulls Brazil and its Affiliates the plans for the future operation of the Commercial Aviation Business and the conduct and governance of the Company and its Subsidiaries after the Closing, including the potential risks and benefits relating to its continued investment in the Company, (ii) it has been afforded the opportunity to ask questions of and receive answers from officers and other Representatives of Bulls Brazil and its Affiliates, (iii) it has conducted its own independent investigation of Bulls Brazil and its Affiliates (including the Company Group after the Closing), their respective businesses and the transactions contemplated hereby and by the Ancillary Agreements, and has not relied on any representation, warranty or other statement by any Person on behalf of Bulls Brazil or any of its Affiliates, other than the representations and warranties of Bulls Brazil contained in Article IV of this Agreement, in any certificate delivered pursuant to Article IX or in the Company Preferred Supply Agreement (all of which representations and warranties Edwards is expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), and all other representations and warranties are specifically disclaimed and (iv) any plans relating to the future operation of the Commercial Aviation Business and the conduct and governance of the Company and its Subsidiaries are subject to uncertainties inherent in attempting to develop any such plans. Without limiting the foregoing, except for the representations and warranties set forth in Article IV of this Agreement, the certificates to be delivered by Bulls Brazil pursuant to Article IX and the Company Preferred Supply Agreement, Edwards further acknowledges and agrees that none of Bulls Brazil or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Bulls Brazil or its Affiliates, including, after the Closing, the Company and its Subsidiaries or their respective businesses and operations. 3.29 No Further Representations or Warranties. Except for the representations and warranties of Edwards contained in this Article III, the certificates to be delivered by Edwards 65 3.27 Accounts Receivable. Except to the extent fully collected on or prior to the Closing Date, the Accounts Receivable reflected on the Carve-Out Balance Sheet and the Accounts Receivable arising after the date of the Carve-Out Balance Sheet, (i) represent bona fide arm’s length sales of products or services in the Ordinary Course, (ii) are fully collectible within sixty (60) days after the invoice date, and (iii) constitute valid claims of the Edwards Group, free and clear of all Encumbrances, except for Permitted Encumbrances and not subject to any rights of set-off or other defenses other than cash discounts set forth on the Carve-Out Balance Sheet or set forth in the Estimated Closing Date Modified Net Asset Amount as an express line item identifying the amount and recipient of such cash discount. Receivables have been appropriately reduced to their estimated net realizable value through reserves for bad debts and allowances for doubtful accounts expressly set forth on the Carve-Out Balance Sheet and, in the case of Accounts Receivable arising since the date of the Carve-Out Financial Statements, additions to such reserves and allowances (A) calculated in accordance with IFRS using the same accounting principles, practices, procedures, policies and methods that are described in, and to the extent not so described, were used in the preparation of the Carve-Out Balance Sheet and (B) set forth in the Estimated Closing Date Modified Net Asset Amount as an express line item identifying the amount of such bad debt or allowance for doubtful account and the debtor in respect thereof. 3.28 Access to Information; Disclaimer. Edwards acknowledges and agrees that (i) it has had an opportunity to discuss with Bulls Brazil and its Affiliates the plans for the future operation of the Commercial Aviation Business and the conduct and governance of the Company and its Subsidiaries after the Closing, including the potential risks and benefits relating to its continued investment in the Company, (ii) it has been afforded the opportunity to ask questions of and receive answers from officers and other Representatives of Bulls Brazil and its Affiliates, (iii) it has conducted its own independent investigation of Bulls Brazil and its Affiliates (including the Company Group after the Closing), their respective businesses and the transactions contemplated hereby and by the Ancillary Agreements, and has not relied on any representation, warranty or other statement by any Person on behalf of Bulls Brazil or any of its Affiliates, other than the representations and warranties of Bulls Brazil contained in Article IV of this Agreement, in any certificate delivered pursuant to Article IX or in the Company Preferred Supply Agreement (all of which representations and warranties Edwards is expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), and all other representations and warranties are specifically disclaimed and (iv) any plans relating to the future operation of the Commercial Aviation Business and the conduct and governance of the Company and its Subsidiaries are subject to uncertainties inherent in attempting to develop any such plans. Without limiting the foregoing, except for the representations and warranties set forth in Article IV of this Agreement, the certificates to be delivered by Bulls Brazil pursuant to Article IX and the Company Preferred Supply Agreement, Edwards further acknowledges and agrees that none of Bulls Brazil or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Bulls Brazil or its Affiliates, including, after the Closing, the Company and its Subsidiaries or their respective businesses and operations. 3.29 No Further Representations or Warranties. Except for the representations and warranties of Edwards contained in this Article III, the certificates to be delivered by Edwards 65 pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), (a) Edwards is not making and has not made, and no other Person is making or has made on behalf of Edwards, and neither Bulls Brazil nor Bulls Parent are relying on, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, (b) neither Edwards nor any Person on behalf of Edwards is making, and neither Bulls Brazil nor Bulls Parent are relying on, any express or implied representation or warranty with respect to Edwards or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Bulls Brazil or any of its Affiliates or any Representatives of Bulls Brazil or any of Bulls Brazil’s Affiliates in connection with the transactions contemplated by this Agreement and (c) Edwards hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Bulls Brazil or any of its Affiliates or any Representative of Bulls Brazil or any of Bulls Brazil’s Affiliates, including omissions therefrom, and including regarding the success, profitability or the value of the Commercial Aviation Business. 3.30 Knowledge Persons. Each of the individuals listed on Schedule 1.01(f) have reviewed the representations and warranties in this Article III and the Edwards Disclosure Schedules. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BULLS BRAZIL Except as set forth in the correspondingly numbered Sections of the Bulls Brazil Disclosure Schedules accompanying this Agreement (the “Bulls Brazil Disclosure Schedules”), Bulls Brazil represents and warrants to Edwards as follows: 4.01 Existence of Bulls Brazil and Bulls Parent. Bulls Brazil is a limited liability company duly incorporated and validly existing under the Laws of Brazil. Bulls Parent is a corporation duly incorporated and validly existing under the Laws of Delaware. Each of Bulls Brazil and Bulls Parent has all requisite corporate power and authority to own, lease and operate its Assets and to conduct its business as it is presently conducted and is duly qualified to transact business, and is duly qualified or licensed in each jurisdiction in which the Assets owned, leased or operated by it or in which the conduct of its business makes such licensing or qualification necessary. 4.02 Due Authorization. Each of Bulls Brazil and Bulls Parent has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Bulls Brazil and Bulls Parent of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of Bulls Brazil and Bulls Parent of its obligations hereunder and thereunder, and the consummation by each of Bulls Brazil and Bulls Parent of the transactions contemplated hereby and thereby, have been duly and 66 pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), (a) Edwards is not making and has not made, and no other Person is making or has made on behalf of Edwards, and neither Bulls Brazil nor Bulls Parent are relying on, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, (b) neither Edwards nor any Person on behalf of Edwards is making, and neither Bulls Brazil nor Bulls Parent are relying on, any express or implied representation or warranty with respect to Edwards or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Bulls Brazil or any of its Affiliates or any Representatives of Bulls Brazil or any of Bulls Brazil’s Affiliates in connection with the transactions contemplated by this Agreement and (c) Edwards hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Bulls Brazil or any of its Affiliates or any Representative of Bulls Brazil or any of Bulls Brazil’s Affiliates, including omissions therefrom, and including regarding the success, profitability or the value of the Commercial Aviation Business. 3.30 Knowledge Persons. Each of the individuals listed on Schedule 1.01(f) have reviewed the representations and warranties in this Article III and the Edwards Disclosure Schedules. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BULLS BRAZIL Except as set forth in the correspondingly numbered Sections of the Bulls Brazil Disclosure Schedules accompanying this Agreement (the “Bulls Brazil Disclosure Schedules”), Bulls Brazil represents and warrants to Edwards as follows: 4.01 Existence of Bulls Brazil and Bulls Parent. Bulls Brazil is a limited liability company duly incorporated and validly existing under the Laws of Brazil. Bulls Parent is a corporation duly incorporated and validly existing under the Laws of Delaware. Each of Bulls Brazil and Bulls Parent has all requisite corporate power and authority to own, lease and operate its Assets and to conduct its business as it is presently conducted and is duly qualified to transact business, and is duly qualified or licensed in each jurisdiction in which the Assets owned, leased or operated by it or in which the conduct of its business makes such licensing or qualification necessary. 4.02 Due Authorization. Each of Bulls Brazil and Bulls Parent has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Bulls Brazil and Bulls Parent of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of Bulls Brazil and Bulls Parent of its obligations hereunder and thereunder, and the consummation by each of Bulls Brazil and Bulls Parent of the transactions contemplated hereby and thereby, have been duly and 66 validly authorized by all requisite corporate action on the part of each of Bulls Brazil and Bulls Parent, and no other corporate actions or proceedings on the part of each of Bulls Brazil and Bulls Parent are necessary to authorize the execution, delivery and performance by Bulls Brazil or Bulls Parent of this Agreement, the Ancillary Agreements to which it is a party or the transactions contemplated hereby or thereby. Each of Bulls Brazil and Bulls Parent has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of Bulls Brazil and Bulls Parent will have duly and validly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof the Ancillary Agreements to which Bulls Brazil or Bulls Parent is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of Bulls Brazil and Bulls Parent, enforceable against Bulls Brazil and Bulls Parent in accordance with their respective terms, subject in all respects to Enforceability Exceptions. 4.03 Governmental Authorizations. Except as set forth on Section 4.03 of the Bulls Brazil Disclosure Schedules, no Governmental Authorization is required in connection with the execution, delivery and performance by Bulls Brazil or Bulls Parent of this Agreement and the Ancillary Agreements to which Bulls Brazil or Bulls Parent is a party, or the consummation of the transactions contemplated hereby or thereby, except for the CADE approval, those approvals under the HSR Act and any other approval under any other applicable Antitrust Laws. 4.04 Absence of Conflicts. Subject to the provisions of Section 4.03, neither the execution and delivery by Bulls Brazil or Bulls Parent of this Agreement or any of the Ancillary Agreements to which Bulls Brazil or Bulls Parent is a party, nor the consummation by Bulls Brazil or Bulls Parent of the transactions contemplated hereby or thereby, will (a) violate or result in the breach of the Governing Documents of Bulls Brazil or Bulls Parent; (b) violate or result in the breach of any Law to which Bulls Brazil, Bulls Parent or any of their respective Assets is subject or by which it is bound; (c) violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any material Contract binding upon Bulls Brazil, Bulls Parent or any of their respective Assets; or (d) (with or without notice or lapse of time) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) upon or with respect to the business of Bulls Brazil, Bulls Parent or any of their respective Assets, except for, in the case of the foregoing clauses (b) to (c), any matter that would not reasonably be expected to result in a Bulls Material Adverse Effect. 4.05 Financing. Bulls Brazil has or has access to on the date hereof, and will have on the Closing Date, available sufficient cash, marketable securities and other sources of immediately available funds to (a) pay the full Closing Date Payment and the Capital Raise Amount in cash as contemplated by, and on the terms and subject to the conditions set forth in, this Agreement and (b) pay all related fees and expenses of Bulls Brazil associated with the transactions contemplated hereby. 4.06 Brokers. Except for J.P. Morgan Securities LLC, the fees and expenses of which shall be paid by Bulls Brazil or its Affiliates, no Person is entitled to any brokerage or finder’s 67 validly authorized by all requisite corporate action on the part of each of Bulls Brazil and Bulls Parent, and no other corporate actions or proceedings on the part of each of Bulls Brazil and Bulls Parent are necessary to authorize the execution, delivery and performance by Bulls Brazil or Bulls Parent of this Agreement, the Ancillary Agreements to which it is a party or the transactions contemplated hereby or thereby. Each of Bulls Brazil and Bulls Parent has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of Bulls Brazil and Bulls Parent will have duly and validly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof the Ancillary Agreements to which Bulls Brazil or Bulls Parent is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of Bulls Brazil and Bulls Parent, enforceable against Bulls Brazil and Bulls Parent in accordance with their respective terms, subject in all respects to Enforceability Exceptions. 4.03 Governmental Authorizations. Except as set forth on Section 4.03 of the Bulls Brazil Disclosure Schedules, no Governmental Authorization is required in connection with the execution, delivery and performance by Bulls Brazil or Bulls Parent of this Agreement and the Ancillary Agreements to which Bulls Brazil or Bulls Parent is a party, or the consummation of the transactions contemplated hereby or thereby, except for the CADE approval, those approvals under the HSR Act and any other approval under any other applicable Antitrust Laws. 4.04 Absence of Conflicts. Subject to the provisions of Section 4.03, neither the execution and delivery by Bulls Brazil or Bulls Parent of this Agreement or any of the Ancillary Agreements to which Bulls Brazil or Bulls Parent is a party, nor the consummation by Bulls Brazil or Bulls Parent of the transactions contemplated hereby or thereby, will (a) violate or result in the breach of the Governing Documents of Bulls Brazil or Bulls Parent; (b) violate or result in the breach of any Law to which Bulls Brazil, Bulls Parent or any of their respective Assets is subject or by which it is bound; (c) violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any material Contract binding upon Bulls Brazil, Bulls Parent or any of their respective Assets; or (d) (with or without notice or lapse of time) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) upon or with respect to the business of Bulls Brazil, Bulls Parent or any of their respective Assets, except for, in the case of the foregoing clauses (b) to (c), any matter that would not reasonably be expected to result in a Bulls Material Adverse Effect. 4.05 Financing. Bulls Brazil has or has access to on the date hereof, and will have on the Closing Date, available sufficient cash, marketable securities and other sources of immediately available funds to (a) pay the full Closing Date Payment and the Capital Raise Amount in cash as contemplated by, and on the terms and subject to the conditions set forth in, this Agreement and (b) pay all related fees and expenses of Bulls Brazil associated with the transactions contemplated hereby. 4.06 Brokers. Except for J.P. Morgan Securities LLC, the fees and expenses of which shall be paid by Bulls Brazil or its Affiliates, no Person is entitled to any brokerage or finder’s 67 fee or other similar commission in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements based upon arrangements made by or on behalf of Bulls Parent, Bulls Brazil or any of their respective Affiliates. 4.07 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Bulls Brazil, threatened against Bulls Parent or Bulls Brazil, and there is no Order outstanding against Bulls Parent or Bulls Brazil, which, individually or in the aggregate, has had or would reasonably be expected to have a Bulls Material Adverse Effect. 4.08 Solvency. Assuming the accuracy, in all material respects, of the representations and warranties of Edwards contained in Article III that relate to the subject matter of clauses (i) through (iii) of this Section 4.08 and after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, Bulls Brazil will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred debts (and does not immediately plan to incur debt) beyond its ability to pay as they become due. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements with the intent to hinder, delay or defraud either present or future creditors of Bulls Brazil. 4.09 Investment Representation. Bulls Brazil is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Bulls Brazil acknowledges that, assuming the accuracy of the representations and warranties of Edwards contained in Article III of this Agreement, the certificates to be delivered by Edwards pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), it is informed as to the risks of the transactions contemplated by this Agreement and of its ownership of the Commercial Aviation Business and the Company Group, and further acknowledges that the Selling Shares have not been registered, and the Issued Shares will not be registered, under the U.S. federal securities laws or under any state or foreign securities laws, and that the Selling Shares and the Issued Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transaction is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities laws or pursuant to an exemption from registration thereunder. 4.10 Anti-Bribery. Since January 1, 2015, neither Bulls Parent nor any of its Subsidiaries (including Bulls Brazil), any of their respective directors, officers or employees or, to the knowledge of Bulls Brazil, any agent of Bulls Parent or any of its Subsidiaries (including Bulls Brazil) acting at least in part for the benefit of Bulls Parent or any of its Subsidiaries (including Bulls Brazil) or on behalf of Bulls Parent or any of its Subsidiaries (including Bulls Brazil), has taken any action in violation of the Anti-Corruption Laws, except for such actions as would not have a Bulls Material Adverse Effect. 68 fee or other similar commission in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements based upon arrangements made by or on behalf of Bulls Parent, Bulls Brazil or any of their respective Affiliates. 4.07 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Bulls Brazil, threatened against Bulls Parent or Bulls Brazil, and there is no Order outstanding against Bulls Parent or Bulls Brazil, which, individually or in the aggregate, has had or would reasonably be expected to have a Bulls Material Adverse Effect. 4.08 Solvency. Assuming the accuracy, in all material respects, of the representations and warranties of Edwards contained in Article III that relate to the subject matter of clauses (i) through (iii) of this Section 4.08 and after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, Bulls Brazil will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred debts (and does not immediately plan to incur debt) beyond its ability to pay as they become due. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements with the intent to hinder, delay or defraud either present or future creditors of Bulls Brazil. 4.09 Investment Representation. Bulls Brazil is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Bulls Brazil acknowledges that, assuming the accuracy of the representations and warranties of Edwards contained in Article III of this Agreement, the certificates to be delivered by Edwards pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), it is informed as to the risks of the transactions contemplated by this Agreement and of its ownership of the Commercial Aviation Business and the Company Group, and further acknowledges that the Selling Shares have not been registered, and the Issued Shares will not be registered, under the U.S. federal securities laws or under any state or foreign securities laws, and that the Selling Shares and the Issued Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transaction is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities laws or pursuant to an exemption from registration thereunder. 4.10 Anti-Bribery. Since January 1, 2015, neither Bulls Parent nor any of its Subsidiaries (including Bulls Brazil), any of their respective directors, officers or employees or, to the knowledge of Bulls Brazil, any agent of Bulls Parent or any of its Subsidiaries (including Bulls Brazil) acting at least in part for the benefit of Bulls Parent or any of its Subsidiaries (including Bulls Brazil) or on behalf of Bulls Parent or any of its Subsidiaries (including Bulls Brazil), has taken any action in violation of the Anti-Corruption Laws, except for such actions as would not have a Bulls Material Adverse Effect. 68

4.11 Access to Information; Disclaimer. Bulls Brazil acknowledges and agrees that (i) it has had an opportunity to discuss the business of Edwards and its Subsidiaries and with the management of Edwards, (ii) it has had reasonable access to (A) the books and records of Edwards and its Subsidiaries and (B) the documents provided by Edwards for purposes of the transactions contemplated by this Agreement, (iii) it has been afforded the opportunity to ask questions of and receive answers from officers of Edwards, (iv) it has conducted its own independent investigation of Edwards and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Edwards or any of its Subsidiaries, other than the representations and warranties of Edwards contained in Article III of this Agreement, the certificates to be delivered by Edwards pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), and that all other representations and warranties are specifically disclaimed, (v) the Carve-Out Financial Statements may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Commercial Aviation Business had been operated as an unaffiliated “stand- alone” company, and (vi) the individuals listed on Schedule 1.01(f) are not personally making any representations and warranties under this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement, the certificates to be delivered by Edwards pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), Bulls Brazil further acknowledges and agrees that none Edwards or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Edwards, its Subsidiaries or their respective businesses and operations. 4.12 No Further Representations or Warranties. Except for the representations and warranties expressly provided in this Article IV, (a) Bulls Brazil is not making and has not made, and no other Person is making or has made on behalf of Bulls Brazil, and Edwards is not relying on, any other express or implied representations or warranties in connection with this Agreement or the transactions contemplated hereby, (b) neither Bulls Brazil nor any Person on behalf of Bulls Brazil is making, and Edwards is not relying on, any express or implied representation or warranty with respect to Bulls Brazil or Bulls Parent or their respective businesses or with respect to any other information made available to Edwards or any of its Affiliates or any Representative of Edwards or any of Edwards’ Affiliates in connection with the transactions contemplated by this Agreement or by any of the Ancillary Agreements, and (c) Bulls Brazil and its Affiliates hereby disclaim all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Edwards or any of its Affiliates or any their respective Representatives, or to any other Person, including omissions therefrom. 69 4.11 Access to Information; Disclaimer. Bulls Brazil acknowledges and agrees that (i) it has had an opportunity to discuss the business of Edwards and its Subsidiaries and with the management of Edwards, (ii) it has had reasonable access to (A) the books and records of Edwards and its Subsidiaries and (B) the documents provided by Edwards for purposes of the transactions contemplated by this Agreement, (iii) it has been afforded the opportunity to ask questions of and receive answers from officers of Edwards, (iv) it has conducted its own independent investigation of Edwards and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Edwards or any of its Subsidiaries, other than the representations and warranties of Edwards contained in Article III of this Agreement, the certificates to be delivered by Edwards pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), and that all other representations and warranties are specifically disclaimed, (v) the Carve-Out Financial Statements may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Commercial Aviation Business had been operated as an unaffiliated “stand- alone” company, and (vi) the individuals listed on Schedule 1.01(f) are not personally making any representations and warranties under this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement, the certificates to be delivered by Edwards pursuant to Article IX and the Edwards Preferred Supply Agreement (all of which representations and warranties Bulls Brazil and its Affiliates are expressly relying on in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby), Bulls Brazil further acknowledges and agrees that none Edwards or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Edwards, its Subsidiaries or their respective businesses and operations. 4.12 No Further Representations or Warranties. Except for the representations and warranties expressly provided in this Article IV, (a) Bulls Brazil is not making and has not made, and no other Person is making or has made on behalf of Bulls Brazil, and Edwards is not relying on, any other express or implied representations or warranties in connection with this Agreement or the transactions contemplated hereby, (b) neither Bulls Brazil nor any Person on behalf of Bulls Brazil is making, and Edwards is not relying on, any express or implied representation or warranty with respect to Bulls Brazil or Bulls Parent or their respective businesses or with respect to any other information made available to Edwards or any of its Affiliates or any Representative of Edwards or any of Edwards’ Affiliates in connection with the transactions contemplated by this Agreement or by any of the Ancillary Agreements, and (c) Bulls Brazil and its Affiliates hereby disclaim all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Edwards or any of its Affiliates or any their respective Representatives, or to any other Person, including omissions therefrom. 69

ARTICLE V COVENANTS 5.01 Conduct of Business. Except (i) as otherwise expressly permitted or required by this Agreement (including the Contribution), (ii) as otherwise required by applicable Law, (iii) as set forth in Section 5.01 of the Edwards Disclosure Schedules or (iv) as otherwise consented to by Bulls Brazil in writing (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (x) the Closing and (y) the termination of this Agreement in accordance with Section 10.01 (the “Pre-Closing Period”), Edwards shall and shall cause each member of the Edwards Group (including the Company Group) to: (a) conduct the Commercial Aviation Business in the Ordinary Course and use commercially reasonable efforts to preserve intact the Commercial Aviation Business; (b) use commercially reasonable efforts to preserve such Person’s current relationships with its customers, licensors, distributors, suppliers, Governmental Authorities, and any other Persons with whom such Person has material business relationships, in each case, to the extent related to the Commercial Aviation Business; (c) keep current and in full force and effect all Governmental Authorizations necessary for the operation of the Commercial Aviation Business; (d) make expenditures in accordance with the Minimum Required Spending; (e) move, prior to the Closing, all the Assets set forth on Schedule 5.01(e) from the Contributed Facilities; (f) move, prior to the Closing, all the Assets set forth on Schedule 5.01(f) to the Contributed Facility located in São José dos Campos, state of São Paulo, Brazil; (g) comply with the terms of the Deferred Prosecution Agreement; and (h) cause, prior to the Contribution, ELEB to transfer to Edwards the one common Share in the Company that is owned by ELEB. 5.02 Negative Covenants Relating to Conduct of the Commercial Aviation Business. Except (i) as otherwise permitted or required by this Agreement (including the Contribution and the Capital Raise), (ii) as otherwise required by applicable Law, (iii) as set forth in Section 5.01 of the Edwards Disclosure Schedules or (iv) with the prior written consent of Bulls Brazil (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Edwards shall not, and shall cause each member of the Edwards Group (including the Company Group) not to, in each case, to the extent related to the Commercial Aviation Business: (a) (i) amend, modify or supplement such Person’s Governing Documents (including those in respect of any Company Joint Venture) in any material respect, or (ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, 70 ARTICLE V COVENANTS 5.01 Conduct of Business. Except (i) as otherwise expressly permitted or required by this Agreement (including the Contribution), (ii) as otherwise required by applicable Law, (iii) as set forth in Section 5.01 of the Edwards Disclosure Schedules or (iv) as otherwise consented to by Bulls Brazil in writing (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (x) the Closing and (y) the termination of this Agreement in accordance with Section 10.01 (the “Pre-Closing Period”), Edwards shall and shall cause each member of the Edwards Group (including the Company Group) to: (a) conduct the Commercial Aviation Business in the Ordinary Course and use commercially reasonable efforts to preserve intact the Commercial Aviation Business; (b) use commercially reasonable efforts to preserve such Person’s current relationships with its customers, licensors, distributors, suppliers, Governmental Authorities, and any other Persons with whom such Person has material business relationships, in each case, to the extent related to the Commercial Aviation Business; (c) keep current and in full force and effect all Governmental Authorizations necessary for the operation of the Commercial Aviation Business; (d) make expenditures in accordance with the Minimum Required Spending; (e) move, prior to the Closing, all the Assets set forth on Schedule 5.01(e) from the Contributed Facilities; (f) move, prior to the Closing, all the Assets set forth on Schedule 5.01(f) to the Contributed Facility located in São José dos Campos, state of São Paulo, Brazil; (g) comply with the terms of the Deferred Prosecution Agreement; and (h) cause, prior to the Contribution, ELEB to transfer to Edwards the one common Share in the Company that is owned by ELEB. 5.02 Negative Covenants Relating to Conduct of the Commercial Aviation Business. Except (i) as otherwise permitted or required by this Agreement (including the Contribution and the Capital Raise), (ii) as otherwise required by applicable Law, (iii) as set forth in Section 5.01 of the Edwards Disclosure Schedules or (iv) with the prior written consent of Bulls Brazil (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Edwards shall not, and shall cause each member of the Edwards Group (including the Company Group) not to, in each case, to the extent related to the Commercial Aviation Business: (a) (i) amend, modify or supplement such Person’s Governing Documents (including those in respect of any Company Joint Venture) in any material respect, or (ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, 70 restructuring, recapitalization or reorganization, except as contemplated by the Contribution Steps Plan; (b) effect any reclassification or stock split or make any other similar changes in the capitalization or capital structure of such Person, except as contemplated by the Contribution Steps Plan; (c) (i) make or agree to make any loans, advances or capital contributions to, or investments in, any Third Party or the securities of any Third Party, or agree to guarantee any loans, advances or capital contributions to, or investments in, any Third Party, or (ii) acquire, or obtain ownership interest in, whether by merger or consolidation, by the purchase of Assets or securities, or by any other manner, directly or indirectly, any business or Third Party, other than purchases of equipment, supplies and inventory in the Ordinary Course; (d) fail to pay any Taxes when due other than Taxes being contested in good faith and for which adequate reserves are established; (e) terminate or amend any Contract with any Material Supplier, fail to extend or renew any Contract with any Material Supplier that expires during the Pre-Closing Period, other than in the Ordinary Course and for pricing not in excess of existing pricing escalation provisions, enter into any agreement with a new supplier or vendor that would have been considered a Material Supplier had such Contract been entered into prior to the date of this Agreement or enter into a Contract with a Material Supplier on terms substantially different from the Edwards Group standard supply Contract as of the date hereof; (f) terminate or amend any Contract with any Material Customer, other than in the Ordinary Course; (g) make, change or revoke any material Tax election, adopt or change any accounting method or accounting period with respect to material Taxes or any material methods of reporting income or deductions, settle or compromise any material audit or proceeding with respect to Taxes, surrender any right to claim any material refund of Taxes, consent or agree to any extension or waiver of statute of limitations with respect to any material Taxes, or enter into any material agreement relating to Taxes with any Governmental Authority (including any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or any advance pricing agreement), in each case, other than as required pursuant to changes in accounting practices applicable to such Person as permitted under clause (h) below; (h) change any method, practice or policy of accounting currently used by such Person, except to the extent required by IFRS or other applicable accounting principles; (i) except as may be required by any Edwards Benefit Plan, Company Group Benefit Plan, or Collective Arrangement as in effect on the date hereof or by any applicable Law, (i) grant any severance, retention or termination pay other than in the 71 restructuring, recapitalization or reorganization, except as contemplated by the Contribution Steps Plan; (b) effect any reclassification or stock split or make any other similar changes in the capitalization or capital structure of such Person, except as contemplated by the Contribution Steps Plan; (c) (i) make or agree to make any loans, advances or capital contributions to, or investments in, any Third Party or the securities of any Third Party, or agree to guarantee any loans, advances or capital contributions to, or investments in, any Third Party, or (ii) acquire, or obtain ownership interest in, whether by merger or consolidation, by the purchase of Assets or securities, or by any other manner, directly or indirectly, any business or Third Party, other than purchases of equipment, supplies and inventory in the Ordinary Course; (d) fail to pay any Taxes when due other than Taxes being contested in good faith and for which adequate reserves are established; (e) terminate or amend any Contract with any Material Supplier, fail to extend or renew any Contract with any Material Supplier that expires during the Pre-Closing Period, other than in the Ordinary Course and for pricing not in excess of existing pricing escalation provisions, enter into any agreement with a new supplier or vendor that would have been considered a Material Supplier had such Contract been entered into prior to the date of this Agreement or enter into a Contract with a Material Supplier on terms substantially different from the Edwards Group standard supply Contract as of the date hereof; (f) terminate or amend any Contract with any Material Customer, other than in the Ordinary Course; (g) make, change or revoke any material Tax election, adopt or change any accounting method or accounting period with respect to material Taxes or any material methods of reporting income or deductions, settle or compromise any material audit or proceeding with respect to Taxes, surrender any right to claim any material refund of Taxes, consent or agree to any extension or waiver of statute of limitations with respect to any material Taxes, or enter into any material agreement relating to Taxes with any Governmental Authority (including any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or any advance pricing agreement), in each case, other than as required pursuant to changes in accounting practices applicable to such Person as permitted under clause (h) below; (h) change any method, practice or policy of accounting currently used by such Person, except to the extent required by IFRS or other applicable accounting principles; (i) except as may be required by any Edwards Benefit Plan, Company Group Benefit Plan, or Collective Arrangement as in effect on the date hereof or by any applicable Law, (i) grant any severance, retention or termination pay other than in the 71

Ordinary Course, or enter into or materially amend any severance, retention or employment agreement with any Commercial Aviation Business Employee, other than in the Ordinary Course; (ii) increase the compensation or benefits provided to any Commercial Aviation Business Employee other than increases in the Ordinary Course; (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Commercial Aviation Business Employee; (iv) establish, adopt, enter into or amend any Edwards Benefit Plan other than such actions taken in the Ordinary Course that do not increase the Liability of the Company Group in any material respect; or (v) hire any Person as a Commercial Aviation Business Employee, or terminate or promote any Commercial Aviation Business Employee, except as required by a Contract in existence as of the date hereof or in the Ordinary Course; (j) enter into, renew, amend or terminate any Collective Arrangement or other Contract with any union or other representative of any Commercial Aviation Business Employee other than upon expiration and/or consistent with past practices; (k) effect or permit a plant closing, mass layoff or similar event; (l) (A) sell, abandon, encumber, lease, assign, license (in each case, other than grants of Permitted Encumbrances), let lapse, expire, dispose of or transfer the right to own, use or lease any Contributed Asset, except (x) in the Ordinary Course, (y) for dispositions of immaterial equipment and immaterial property no longer required in the operation of the Commercial Aviation Business as currently conducted and (z) sales or dispositions as to which the consideration for all such sales or dispositions does not exceed twenty-five thousand dollars ($25,000) individually and one hundred thousand dollars ($100,000) in the aggregate in any twelve (12)-month period (provided that the exception in this clause (z) shall not apply to divestitures), or (B) move any material Assets from any of the Owned Facilities or the Leased Facilities to any Retained Edwards Facilities, except for inventory, including raw materials, spares, work-in-process and finished goods inventories, (x) to the extent not (aa) used or held for use in respect of the Commercial Aviation Business or (bb) required by the Company to perform the statement of work under the Company Preferred Supply Agreement or (y) required by Edwards to perform the statement of work under the Edwards Supply Agreement (it being understood that, in the case of raw materials and common spares, Edwards shall take into account the anticipated demands of both the Company Group and the Edwards Group as of the Closing Date), and as otherwise contemplated by Section 5.01(e); (m) enter into, modify, amend or supplement any Related Party Contract that will not be terminated prior to the Closing in accordance with Section 5.12; (n) other than settlements for cash not involving non-monetary obligations of any member of the Edwards Group, settle, waive, release or otherwise resolve, in whole or in part, any Claims or Legal Proceeding, or any Claims involving a Material Supplier or Material Customer, in an amount in excess of three million seven hundred thousand Brazilian reais (R$3,700,000); 72 Ordinary Course, or enter into or materially amend any severance, retention or employment agreement with any Commercial Aviation Business Employee, other than in the Ordinary Course; (ii) increase the compensation or benefits provided to any Commercial Aviation Business Employee other than increases in the Ordinary Course; (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Commercial Aviation Business Employee; (iv) establish, adopt, enter into or amend any Edwards Benefit Plan other than such actions taken in the Ordinary Course that do not increase the Liability of the Company Group in any material respect; or (v) hire any Person as a Commercial Aviation Business Employee, or terminate or promote any Commercial Aviation Business Employee, except as required by a Contract in existence as of the date hereof or in the Ordinary Course; (j) enter into, renew, amend or terminate any Collective Arrangement or other Contract with any union or other representative of any Commercial Aviation Business Employee other than upon expiration and/or consistent with past practices; (k) effect or permit a plant closing, mass layoff or similar event; (l) (A) sell, abandon, encumber, lease, assign, license (in each case, other than grants of Permitted Encumbrances), let lapse, expire, dispose of or transfer the right to own, use or lease any Contributed Asset, except (x) in the Ordinary Course, (y) for dispositions of immaterial equipment and immaterial property no longer required in the operation of the Commercial Aviation Business as currently conducted and (z) sales or dispositions as to which the consideration for all such sales or dispositions does not exceed twenty-five thousand dollars ($25,000) individually and one hundred thousand dollars ($100,000) in the aggregate in any twelve (12)-month period (provided that the exception in this clause (z) shall not apply to divestitures), or (B) move any material Assets from any of the Owned Facilities or the Leased Facilities to any Retained Edwards Facilities, except for inventory, including raw materials, spares, work-in-process and finished goods inventories, (x) to the extent not (aa) used or held for use in respect of the Commercial Aviation Business or (bb) required by the Company to perform the statement of work under the Company Preferred Supply Agreement or (y) required by Edwards to perform the statement of work under the Edwards Supply Agreement (it being understood that, in the case of raw materials and common spares, Edwards shall take into account the anticipated demands of both the Company Group and the Edwards Group as of the Closing Date), and as otherwise contemplated by Section 5.01(e); (m) enter into, modify, amend or supplement any Related Party Contract that will not be terminated prior to the Closing in accordance with Section 5.12; (n) other than settlements for cash not involving non-monetary obligations of any member of the Edwards Group, settle, waive, release or otherwise resolve, in whole or in part, any Claims or Legal Proceeding, or any Claims involving a Material Supplier or Material Customer, in an amount in excess of three million seven hundred thousand Brazilian reais (R$3,700,000); 72

(o) modify any Privacy Policies or the operation or security of any IT Asset in any manner that is materially adverse to the Commercial Aviation Business or take any action that would (or fail to take any action the failure of which would) reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any Contributed IP or Edwards Retained IP; (p) write-down the value of any Assets of or stock in any Subsidiary of Edwards in an amount in excess of one hundred thousand dollars ($100,000), except to the extent required by IFRS or accounting principles applicable to such Person; (q) enter into any Contract or Governmental Authorization that (i) would limit, restrict or otherwise impair in any way the freedom or ability of Bulls Brazil or the Company or any of their respective Affiliates, including, after the Closing, Bulls Parent, to operate or compete in any line of business or with any Person or in any area, or (ii) would limit, restrict or otherwise impair in any way the freedom or ability of Bulls Brazil or any of its respective Affiliates to own or operate the Company or the Contributed Assets; (r) disclose to any Third Party (other than a Representative of the Edwards Group) any material Confidential Information other than as required by a Governmental Authority, a Legal Proceeding or applicable Law or pursuant to a binding and enforceable Contract (i) requiring each Person to whom the disclosure is made to maintain the confidentiality of, and preserve all rights of the Edwards Group in, such Confidential Information and (ii) restricting the use of such Confidential Information to the subject matter of such Contract; (s) enter into any Contract that would be a Material Contract pursuant to clauses (ii), (iii), (iv), (vi), (vii), (xii), (xvi), or (xvii) of the definition of Material Contracts; (t) amend or fail to comply with the terms of the Assumed Debt Amount, other than, as to any amendment, to carry out the Contribution and assignment of the Assumed Debt Amount to the Company Group; provided that the resulting terms and conditions shall be no less favorable to the Company or its Subsidiaries than the terms and conditions previously applicable to Edwards in relation to such Indebtedness; (u) incur any Indebtedness that would cause the Company Group to have Indebtedness in excess of the Assumed Debt Amount; or (v) authorize, commit or agree, whether in writing or otherwise, to do any of the foregoing. Other than the right to consent or withhold consent with respect to the foregoing matters, nothing contained in this Agreement shall give Bulls Brazil, directly or indirectly, any right to Control or direct the operation of the Commercial Aviation Business or the Company Group prior to the Closing. Subject to the immediately preceding sentence and consistent with the terms of this Agreement, prior to the Closing, Edwards shall Control the operation of the Commercial Aviation Business and the Company Group. 73 (o) modify any Privacy Policies or the operation or security of any IT Asset in any manner that is materially adverse to the Commercial Aviation Business or take any action that would (or fail to take any action the failure of which would) reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any Contributed IP or Edwards Retained IP; (p) write-down the value of any Assets of or stock in any Subsidiary of Edwards in an amount in excess of one hundred thousand dollars ($100,000), except to the extent required by IFRS or accounting principles applicable to such Person; (q) enter into any Contract or Governmental Authorization that (i) would limit, restrict or otherwise impair in any way the freedom or ability of Bulls Brazil or the Company or any of their respective Affiliates, including, after the Closing, Bulls Parent, to operate or compete in any line of business or with any Person or in any area, or (ii) would limit, restrict or otherwise impair in any way the freedom or ability of Bulls Brazil or any of its respective Affiliates to own or operate the Company or the Contributed Assets; (r) disclose to any Third Party (other than a Representative of the Edwards Group) any material Confidential Information other than as required by a Governmental Authority, a Legal Proceeding or applicable Law or pursuant to a binding and enforceable Contract (i) requiring each Person to whom the disclosure is made to maintain the confidentiality of, and preserve all rights of the Edwards Group in, such Confidential Information and (ii) restricting the use of such Confidential Information to the subject matter of such Contract; (s) enter into any Contract that would be a Material Contract pursuant to clauses (ii), (iii), (iv), (vi), (vii), (xii), (xvi), or (xvii) of the definition of Material Contracts; (t) amend or fail to comply with the terms of the Assumed Debt Amount, other than, as to any amendment, to carry out the Contribution and assignment of the Assumed Debt Amount to the Company Group; provided that the resulting terms and conditions shall be no less favorable to the Company or its Subsidiaries than the terms and conditions previously applicable to Edwards in relation to such Indebtedness; (u) incur any Indebtedness that would cause the Company Group to have Indebtedness in excess of the Assumed Debt Amount; or (v) authorize, commit or agree, whether in writing or otherwise, to do any of the foregoing. Other than the right to consent or withhold consent with respect to the foregoing matters, nothing contained in this Agreement shall give Bulls Brazil, directly or indirectly, any right to Control or direct the operation of the Commercial Aviation Business or the Company Group prior to the Closing. Subject to the immediately preceding sentence and consistent with the terms of this Agreement, prior to the Closing, Edwards shall Control the operation of the Commercial Aviation Business and the Company Group. 73

5.03 Further Assurances. (a) Prior to the Closing, each Party shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done (and to assist and cooperate with the other Party in doing), all things reasonably necessary under applicable Law or otherwise for such Party to consummate and make effective, in the most expeditious manner practicable (and, in any event, prior to the Termination Date), the transactions contemplated by this Agreement, including the satisfaction, but not the waiver, of the conditions set forth in Article VIII. (b) Without limiting the generality of Section 5.03(a), Edwards shall, and shall cause the other members of the Edwards Group to, from time to time when requested by Bulls Brazil, whether at or after the Closing, and without further consideration, promptly (i) execute and deliver, or cause to be executed and delivered, all such documents reasonably necessary or advisable to (A) vest in Bulls Brazil all right, title and interest in and to the Selling Shares and the Issued Shares, and vest in the Company Group all right, title and interest in and to the Contributed Assets, in each case in accordance with Sections 2.01, 2.02 and 2.04 of this Agreement, and (B) perfect and record each of the sale and transfer of the Selling Shares to Bulls Brazil, the issuance of the Issued Shares to Bulls Brazil, the payment of the Capital Raise Amount to the Company, and the contribution of the Contributed Assets to the Company Group, and (ii) for a period of five (5) years after the Closing, with respect to any Asset held by the Edwards Group as of the Closing Date that was necessary to conduct the Commercial Aviation Business as conducted by the Edwards Group as of the date hereof and as of the Closing Date, furnish to the Company Group services at cost, or access for use of such Asset, that enable the Company Group to have the capability in respect of such Assets held by the Edwards Group as of the Closing Date as necessary for the Commercial Aviation Business, except to the extent such capability has already been furnished under the Ancillary Agreements. Notwithstanding anything to the contrary herein, services provided in accordance with clause (ii) of this Section 5.03(b) shall be taken into consideration when calculating the amount of Indemnity Losses arising out of or resulting from any breach or inaccuracy of Section 3.07(c). (c) All Taxes associated with the transfer of Assets from the Edwards Group to the Company Group after the Closing pursuant to Section 5.03 shall be an Indemnified Tax. 5.04 Access to Information. (a) During the Pre-Closing Period, Edwards shall, and shall cause each of the members of the Edwards Group to, and Edwards and each of the members of the Edwards Group shall cause its Representatives to, afford to Bulls Brazil, its Affiliates and their respective Representatives reasonable access on reasonable advance notice and in a manner that does not unreasonably burden the operations of the business of Edwards and the other members of the Edwards Group, during normal business hours to the officers, employees, Representatives, auditors, properties and facilities, and all Books and Records, and shall reasonably promptly furnish or cause to be furnished to Bulls Brazil 74 5.03 Further Assurances. (a) Prior to the Closing, each Party shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done (and to assist and cooperate with the other Party in doing), all things reasonably necessary under applicable Law or otherwise for such Party to consummate and make effective, in the most expeditious manner practicable (and, in any event, prior to the Termination Date), the transactions contemplated by this Agreement, including the satisfaction, but not the waiver, of the conditions set forth in Article VIII. (b) Without limiting the generality of Section 5.03(a), Edwards shall, and shall cause the other members of the Edwards Group to, from time to time when requested by Bulls Brazil, whether at or after the Closing, and without further consideration, promptly (i) execute and deliver, or cause to be executed and delivered, all such documents reasonably necessary or advisable to (A) vest in Bulls Brazil all right, title and interest in and to the Selling Shares and the Issued Shares, and vest in the Company Group all right, title and interest in and to the Contributed Assets, in each case in accordance with Sections 2.01, 2.02 and 2.04 of this Agreement, and (B) perfect and record each of the sale and transfer of the Selling Shares to Bulls Brazil, the issuance of the Issued Shares to Bulls Brazil, the payment of the Capital Raise Amount to the Company, and the contribution of the Contributed Assets to the Company Group, and (ii) for a period of five (5) years after the Closing, with respect to any Asset held by the Edwards Group as of the Closing Date that was necessary to conduct the Commercial Aviation Business as conducted by the Edwards Group as of the date hereof and as of the Closing Date, furnish to the Company Group services at cost, or access for use of such Asset, that enable the Company Group to have the capability in respect of such Assets held by the Edwards Group as of the Closing Date as necessary for the Commercial Aviation Business, except to the extent such capability has already been furnished under the Ancillary Agreements. Notwithstanding anything to the contrary herein, services provided in accordance with clause (ii) of this Section 5.03(b) shall be taken into consideration when calculating the amount of Indemnity Losses arising out of or resulting from any breach or inaccuracy of Section 3.07(c). (c) All Taxes associated with the transfer of Assets from the Edwards Group to the Company Group after the Closing pursuant to Section 5.03 shall be an Indemnified Tax. 5.04 Access to Information. (a) During the Pre-Closing Period, Edwards shall, and shall cause each of the members of the Edwards Group to, and Edwards and each of the members of the Edwards Group shall cause its Representatives to, afford to Bulls Brazil, its Affiliates and their respective Representatives reasonable access on reasonable advance notice and in a manner that does not unreasonably burden the operations of the business of Edwards and the other members of the Edwards Group, during normal business hours to the officers, employees, Representatives, auditors, properties and facilities, and all Books and Records, and shall reasonably promptly furnish or cause to be furnished to Bulls Brazil 74 copies (including in electronic form) of Books and Records and such other financial and other operating data and information as Bulls Brazil may reasonably request in writing; provided that Edwards shall not be obligated to allow Bulls Brazil, its Affiliates or its or their respective Representatives to perform any environmental testing, sampling or other invasive assessment during the Pre-Closing Period. Notwithstanding the foregoing, Edwards shall not be obligated to disclose any information (i) if providing such access or disclosing such information would violate any applicable Law (including Antitrust Laws and privacy Laws), (ii) that would, in the reasonable judgment of Edwards, after taking into account the Confidentiality Agreement, result in the loss of attorney-client privilege with respect to such information, (iii) that would result in the disclosure of trade secrets (unless proper measures are taken to protect such trade secret status), or (iv) constituting an Excluded Asset or Transaction Process Matters; provided that Edwards shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Bulls Brazil and Edwards, in each case, including through targeted redaction. Edwards shall advise Bulls Brazil in such circumstances that it is unable to comply with Bulls Brazil’s requests for information pursuant to the immediately preceding sentence, and Edwards shall provide Bulls Brazil with a reasonably detailed explanation on why such information is being withheld. (b) During the Pre-Closing Period, no member of the Edwards Group shall have any obligation to provide any access to information contained in any Tax Returns or Books and Records not relating to the Company Group, the Commercial Aviation Business or the Contributed Assets. (c) At the end of each three (3)-month period following the date of execution of this Agreement and until the end of the Pre-Closing Period, and to the extent permitted by applicable Law, Edwards shall deliver to Bulls Brazil a copy of all Contracts entered into by any of the members of the Edwards Group within the relevant period that would be classified as Material Contracts, pursuant to this Agreement, if such Contracts had been entered into on or prior to the date of execution of this Agreement. Upon Bulls Brazil’s reasonable request, Edwards shall also provide to Bulls Brazil any other information that Bulls Brazil may reasonably request in its discretion in connection with such Contracts. (d) No notice, access, review or investigation pursuant to this Section 5.04 or any information provided, made available or delivered to Bulls Brazil or its Affiliates pursuant to this Section 5.04 or otherwise shall affect any representations, warranties, covenants or agreements of Edwards or rights or remedies of Bulls Brazil contained in this Agreement. (e) During the Pre-Closing Period, Edwards shall provide to Bulls Brazil the following reports: (i) within ninety (90) days after the end of each fiscal year of Edwards, a copy of (A) the audited annual consolidated financial statements of 75 copies (including in electronic form) of Books and Records and such other financial and other operating data and information as Bulls Brazil may reasonably request in writing; provided that Edwards shall not be obligated to allow Bulls Brazil, its Affiliates or its or their respective Representatives to perform any environmental testing, sampling or other invasive assessment during the Pre-Closing Period. Notwithstanding the foregoing, Edwards shall not be obligated to disclose any information (i) if providing such access or disclosing such information would violate any applicable Law (including Antitrust Laws and privacy Laws), (ii) that would, in the reasonable judgment of Edwards, after taking into account the Confidentiality Agreement, result in the loss of attorney-client privilege with respect to such information, (iii) that would result in the disclosure of trade secrets (unless proper measures are taken to protect such trade secret status), or (iv) constituting an Excluded Asset or Transaction Process Matters; provided that Edwards shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Bulls Brazil and Edwards, in each case, including through targeted redaction. Edwards shall advise Bulls Brazil in such circumstances that it is unable to comply with Bulls Brazil’s requests for information pursuant to the immediately preceding sentence, and Edwards shall provide Bulls Brazil with a reasonably detailed explanation on why such information is being withheld. (b) During the Pre-Closing Period, no member of the Edwards Group shall have any obligation to provide any access to information contained in any Tax Returns or Books and Records not relating to the Company Group, the Commercial Aviation Business or the Contributed Assets. (c) At the end of each three (3)-month period following the date of execution of this Agreement and until the end of the Pre-Closing Period, and to the extent permitted by applicable Law, Edwards shall deliver to Bulls Brazil a copy of all Contracts entered into by any of the members of the Edwards Group within the relevant period that would be classified as Material Contracts, pursuant to this Agreement, if such Contracts had been entered into on or prior to the date of execution of this Agreement. Upon Bulls Brazil’s reasonable request, Edwards shall also provide to Bulls Brazil any other information that Bulls Brazil may reasonably request in its discretion in connection with such Contracts. (d) No notice, access, review or investigation pursuant to this Section 5.04 or any information provided, made available or delivered to Bulls Brazil or its Affiliates pursuant to this Section 5.04 or otherwise shall affect any representations, warranties, covenants or agreements of Edwards or rights or remedies of Bulls Brazil contained in this Agreement. (e) During the Pre-Closing Period, Edwards shall provide to Bulls Brazil the following reports: (i) within ninety (90) days after the end of each fiscal year of Edwards, a copy of (A) the audited annual consolidated financial statements of 75

Edwards and its Subsidiaries and (B) carve-out audited annual consolidated financial statements of the Company and its Subsidiaries, in each case as of and for such year, prepared in accordance with IFRS consistently applied and applied consistently with IFRS as applied in the preparation of the Edwards Financial Statements, and setting forth in comparative form the figures for the previous year (to the extent such figures are available), all in reasonable detail and accompanied by the opinion of an independent accounting firm; (ii) within forty-five (45) days after the end of Edwards’ first, second and third quarterly accounting periods, a copy of (A) the unaudited quarterly consolidated financial statements of Edwards and its Subsidiaries and (B) the carve-out unaudited quarterly consolidated financial statements of the Company and its Subsidiaries, in each case as of and for such period, prepared in accordance with IFRS consistently applied and applied consistently with IFRS as applied in the preparation of the Edwards Financial Statements, and setting forth in comparative form the figures for the corresponding period of the previous year (to the extent such figures are available); and (iii) within fifteen (15) days after the end of each month, a copy of the unaudited monthly statements of income and statements of cash flows of each of Edwards and its Subsidiaries for such month, to the extent prepared by Edwards. (f) During the Pre-Closing Period, Edwards shall notify Bulls Brazil, and Bulls Brazil shall notify Edwards, as the case may be, as promptly as practical, but in no event later than two (2) Business Days after becoming aware of any such facts, of the filing of any Legal Proceeding or the issuance of any Order that (i) questions the legality of the transactions contemplated by this Agreement, the Bylaws or any of the Ancillary Agreements, or (ii) would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby. (g) Prior to the Closing, Edwards shall give Bulls Brazil, its Affiliates and their respective Representatives reasonable access on reasonable advance notice to the IT Assets and Edwards Proprietary Software of the Company Group for the limited purpose of performing various assessment activities designed to test the security of Company Group systems, services, products and/or applications, in a manner that does not unreasonably burden the operations of the business of the Company Group or the Edwards Group. 5.05 Regulatory Approvals; Efforts. (a) During the Pre-Closing Period, each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) as promptly as reasonably practicable obtain all Governmental Authorizations set forth on Schedule 5.05(a) and any other Governmental Authorization that may be, or become, necessary for the performance of such Party’s or any of its Affiliate’s respective obligations pursuant to this Agreement and for the consummation of the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”), and (ii) avoid entry of, or effect 76 Edwards and its Subsidiaries and (B) carve-out audited annual consolidated financial statements of the Company and its Subsidiaries, in each case as of and for such year, prepared in accordance with IFRS consistently applied and applied consistently with IFRS as applied in the preparation of the Edwards Financial Statements, and setting forth in comparative form the figures for the previous year (to the extent such figures are available), all in reasonable detail and accompanied by the opinion of an independent accounting firm; (ii) within forty-five (45) days after the end of Edwards’ first, second and third quarterly accounting periods, a copy of (A) the unaudited quarterly consolidated financial statements of Edwards and its Subsidiaries and (B) the carve-out unaudited quarterly consolidated financial statements of the Company and its Subsidiaries, in each case as of and for such period, prepared in accordance with IFRS consistently applied and applied consistently with IFRS as applied in the preparation of the Edwards Financial Statements, and setting forth in comparative form the figures for the corresponding period of the previous year (to the extent such figures are available); and (iii) within fifteen (15) days after the end of each month, a copy of the unaudited monthly statements of income and statements of cash flows of each of Edwards and its Subsidiaries for such month, to the extent prepared by Edwards. (f) During the Pre-Closing Period, Edwards shall notify Bulls Brazil, and Bulls Brazil shall notify Edwards, as the case may be, as promptly as practical, but in no event later than two (2) Business Days after becoming aware of any such facts, of the filing of any Legal Proceeding or the issuance of any Order that (i) questions the legality of the transactions contemplated by this Agreement, the Bylaws or any of the Ancillary Agreements, or (ii) would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby. (g) Prior to the Closing, Edwards shall give Bulls Brazil, its Affiliates and their respective Representatives reasonable access on reasonable advance notice to the IT Assets and Edwards Proprietary Software of the Company Group for the limited purpose of performing various assessment activities designed to test the security of Company Group systems, services, products and/or applications, in a manner that does not unreasonably burden the operations of the business of the Company Group or the Edwards Group. 5.05 Regulatory Approvals; Efforts. (a) During the Pre-Closing Period, each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) as promptly as reasonably practicable obtain all Governmental Authorizations set forth on Schedule 5.05(a) and any other Governmental Authorization that may be, or become, necessary for the performance of such Party’s or any of its Affiliate’s respective obligations pursuant to this Agreement and for the consummation of the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”), and (ii) avoid entry of, or effect 76 the dissolution of, any Governmental Authorization that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. The Parties shall cooperate with each other in seeking to promptly obtain the Regulatory Approvals, and each Party shall pay fifty (50%) percent of any filing fees associated with the obtaining of Regulatory Approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable, (B) make all other required filings with respect to other Regulatory Approvals, including the CADE approval, as soon as reasonably practicable and advisable after the date of this Agreement and (C) not enter into any agreement with the United States Federal Trade Commission, the United States Department of Justice (including for the extension of any waiting period) or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. (b) Without limiting the generality of the foregoing, each Party shall promptly notify the other of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and, subject to applicable Law, permit the other to review in advance any proposed substantive communication by such Party to any Governmental Authority. Neither Party shall participate in any substantive meeting or discussion with any Governmental Authority in respect of any Regulatory Approval, unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other Party or its counsel the opportunity to attend and participate at such meeting. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to applicable Law, the Parties shall provide each other in advance with copies of all substantive correspondence (including documents and data exhibits and attachments), filings or communications between them or any of their Affiliates on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. The Parties shall consult the other on any information relating to Bulls Brazil or Edwards, as the case may be, and any of their respective Affiliates that appear in any filing made with, or written materials submitted to (in each case, including any amendments thereto), any Governmental Authority in connection with the transactions contemplated by this Agreement or filings to be made under applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by Bulls Brazil or Edwards, as the case may be; provided that such materials (or any other information or materials provided to or received by any Party under this Section 5.05(b)) may be redacted (x) to remove references concerning the valuation of the Commercial Aviation Business, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine; provided, further, that the Parties may, as each deems advisable, reasonably designate any material or information provided to or 77 the dissolution of, any Governmental Authorization that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. The Parties shall cooperate with each other in seeking to promptly obtain the Regulatory Approvals, and each Party shall pay fifty (50%) percent of any filing fees associated with the obtaining of Regulatory Approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable, (B) make all other required filings with respect to other Regulatory Approvals, including the CADE approval, as soon as reasonably practicable and advisable after the date of this Agreement and (C) not enter into any agreement with the United States Federal Trade Commission, the United States Department of Justice (including for the extension of any waiting period) or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. (b) Without limiting the generality of the foregoing, each Party shall promptly notify the other of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and, subject to applicable Law, permit the other to review in advance any proposed substantive communication by such Party to any Governmental Authority. Neither Party shall participate in any substantive meeting or discussion with any Governmental Authority in respect of any Regulatory Approval, unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other Party or its counsel the opportunity to attend and participate at such meeting. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to applicable Law, the Parties shall provide each other in advance with copies of all substantive correspondence (including documents and data exhibits and attachments), filings or communications between them or any of their Affiliates on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. The Parties shall consult the other on any information relating to Bulls Brazil or Edwards, as the case may be, and any of their respective Affiliates that appear in any filing made with, or written materials submitted to (in each case, including any amendments thereto), any Governmental Authority in connection with the transactions contemplated by this Agreement or filings to be made under applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by Bulls Brazil or Edwards, as the case may be; provided that such materials (or any other information or materials provided to or received by any Party under this Section 5.05(b)) may be redacted (x) to remove references concerning the valuation of the Commercial Aviation Business, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine; provided, further, that the Parties may, as each deems advisable, reasonably designate any material or information provided to or 77 received by any Party under this Section 5.05(b) as “outside counsel only material”. Notwithstanding anything in this Section 5.05 or elsewhere in this Agreement to the contrary, Bulls Brazil and Edwards shall jointly direct and control all aspects of the Parties’ efforts to obtain Regulatory Approvals either before any Governmental Authority or in any Legal Proceeding pursuant to any Antitrust Laws brought to enjoin the transactions contemplated by this Agreement. (c) In the event that any Legal Proceeding is commenced challenging the transactions contemplated by this Agreement as violating any Antitrust Law, each Party shall cooperate with each other Party and use its respective reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. (d) Notwithstanding anything contained in this Agreement, in exercising its reasonable best efforts to obtain the Regulatory Approvals and to consummate the transactions contemplated by this Agreement, neither Bulls Brazil nor any of its Affiliates shall be obligated to agree to, accept, perform, or effect, and Edwards shall not, without Bulls Brazil’s prior written consent, agree to, accept, perform or effect, any divestiture or any other undertakings, conditions, remedies, restrictions, obligations, commitments or actions (including any amendments, supplements or modifications to, or waiver of any conditions of, this Agreement or any Ancillary Agreement) required by any Governmental Authority in order to obtain any such Regulatory Approvals (such undertakings, conditions, remedies, restrictions, obligations, commitments or actions, the “Regulatory Requirements”). (e) Neither Bulls Brazil nor any of its Affiliates shall enter into or consummate any business combination with any Third Party (by way of merger, consolidation, share exchange, investment, joint venture strategic alliance, other business combination, asset, stock or equity purchase or otherwise), that would prevent the obtaining of any Regulatory Approval contemplated by this Section 5.05 by the Termination Date. 5.06 Third Party Consents. During the Pre-Closing Period, Edwards shall, at its sole cost and expense, make as promptly as reasonably practicable following the date of this Agreement, the notifications required in connection with, and shall use reasonable best efforts to obtain the Consents of all Third Parties (such consents, the “Third Party Consents”) required in connection with the consummation of the transactions contemplated hereby (including the Contribution, the sale of the Selling Shares and the Capital Raise), including the Consent of each Third Party listed on Schedule 5.06 (the “Required Consents”) (it being understood that, as promptly as reasonably practicable following receipt of the Third Party Consents, Edwards shall deliver true, correct and complete copies thereof to Bulls Brazil); provided that neither Edwards nor any other member of the Edwards Group shall take any action in connection with obtaining a Third Party Consent that would impose any conditions or obligations on the Company Group or the Company Joint Venture after the Closing without the prior consent of Bulls Brazil (which consent shall not be unreasonably withheld, conditioned or delayed) other than such obligations 78 received by any Party under this Section 5.05(b) as “outside counsel only material”. Notwithstanding anything in this Section 5.05 or elsewhere in this Agreement to the contrary, Bulls Brazil and Edwards shall jointly direct and control all aspects of the Parties’ efforts to obtain Regulatory Approvals either before any Governmental Authority or in any Legal Proceeding pursuant to any Antitrust Laws brought to enjoin the transactions contemplated by this Agreement. (c) In the event that any Legal Proceeding is commenced challenging the transactions contemplated by this Agreement as violating any Antitrust Law, each Party shall cooperate with each other Party and use its respective reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. (d) Notwithstanding anything contained in this Agreement, in exercising its reasonable best efforts to obtain the Regulatory Approvals and to consummate the transactions contemplated by this Agreement, neither Bulls Brazil nor any of its Affiliates shall be obligated to agree to, accept, perform, or effect, and Edwards shall not, without Bulls Brazil’s prior written consent, agree to, accept, perform or effect, any divestiture or any other undertakings, conditions, remedies, restrictions, obligations, commitments or actions (including any amendments, supplements or modifications to, or waiver of any conditions of, this Agreement or any Ancillary Agreement) required by any Governmental Authority in order to obtain any such Regulatory Approvals (such undertakings, conditions, remedies, restrictions, obligations, commitments or actions, the “Regulatory Requirements”). (e) Neither Bulls Brazil nor any of its Affiliates shall enter into or consummate any business combination with any Third Party (by way of merger, consolidation, share exchange, investment, joint venture strategic alliance, other business combination, asset, stock or equity purchase or otherwise), that would prevent the obtaining of any Regulatory Approval contemplated by this Section 5.05 by the Termination Date. 5.06 Third Party Consents. During the Pre-Closing Period, Edwards shall, at its sole cost and expense, make as promptly as reasonably practicable following the date of this Agreement, the notifications required in connection with, and shall use reasonable best efforts to obtain the Consents of all Third Parties (such consents, the “Third Party Consents”) required in connection with the consummation of the transactions contemplated hereby (including the Contribution, the sale of the Selling Shares and the Capital Raise), including the Consent of each Third Party listed on Schedule 5.06 (the “Required Consents”) (it being understood that, as promptly as reasonably practicable following receipt of the Third Party Consents, Edwards shall deliver true, correct and complete copies thereof to Bulls Brazil); provided that neither Edwards nor any other member of the Edwards Group shall take any action in connection with obtaining a Third Party Consent that would impose any conditions or obligations on the Company Group or the Company Joint Venture after the Closing without the prior consent of Bulls Brazil (which consent shall not be unreasonably withheld, conditioned or delayed) other than such obligations 78 as shall already have existed pursuant to the Contributed Assets and Assumed Liabilities prior to the Contribution. Subject to Section 8.02 with respect to Required Consents, if, on the Closing Date, any such Third Party Consent is not obtained, or if an attempted conveyance, assignment, transfer or delivery thereof would be ineffective or a violation of Law or Contract or would materially and adversely affect the rights of the Company Group or its designee(s) thereto or thereunder, Edwards shall continue to use reasonable best efforts to obtain any remaining Third Party Consents and shall take all such steps as may be necessary to ensure that the Company Group or its designee(s) obtain all of the economic benefits (including the economic benefit of the contractual rights) and assume the obligations and bear the economic burdens associated with such Contributed Assets in accordance with this Agreement, including potentially subcontracting, sublicensing or subleasing to the Company Group or its designee(s) or under which Edwards would enforce for the benefit of the Company Group or its designee(s) any and all of their rights against a Third Party associated with such Contributed Assets, and Edwards would promptly pay to the Company Group when received all monies received by it in respect of any such Contributed Asset, and Edwards will compensate the Company Group for any increased costs related to these steps such that the Company is in no worse position as a result of the failure to obtain such Third Party Consent. Edwards shall hold the relevant assets, rights and/or income in trust for the sole benefit of the Company Group or its designee(s) and on behalf of the Company Group or its designee(s) and shall as soon as practicable from receipt pay over to the Company Group or its designee(s) all receipts of cash relating to such assets or rights, pending such Third Party Consent being obtained or other limitation on transfer being removed, as applicable. Notwithstanding anything in this Agreement to the contrary, Edwards shall not be in breach of this Agreement for failure to convey, assign, transfer or deliver any Contributed Asset without the consent, waiver or approval of any Third Party (including any Governmental Authority), if an agreement to do any of the foregoing would constitute a breach or other contravention thereof or would violate any applicable Law without such consent, waiver or approval, so long as Edwards provides services to the Company Group pursuant to Section 5.03(b) or otherwise provides the benefits of such Contract under this Section 5.06. For avoidance of doubt, when any such Contributed Asset is transferred to the Company Group, any Taxes associated with such transfer shall be considered an Indemnified Tax. 5.07 Board Recommendations; Adverse Recommendation Change. (a) Except as expressly permitted by this Section 5.07, neither the Edwards Board nor any committee thereof nor any Edwards statutory officer shall, directly or indirectly, withhold, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, the Voting Recommendation (with respect to the period from the date of this Agreement until the receipt of the Shareholder Approval) or fail to make, or include in the applicable Shareholder Meeting Materials, the approval, adoption, recommendation or declaration of advisability by the Edwards Board or any committee thereof or any Edwards statutory officer of this Agreement or any of the other transactions contemplated by this Agreement, or make any public statement inconsistent with the Voting Recommendation (any of the foregoing actions or omissions described in this Section 5.07(a), an “Adverse Recommendation Change”). (b) Notwithstanding anything to the contrary set forth in Section 5.07(a), upon the occurrence of any Intervening Event or the receipt of a Superior Proposal, the 79 as shall already have existed pursuant to the Contributed Assets and Assumed Liabilities prior to the Contribution. Subject to Section 8.02 with respect to Required Consents, if, on the Closing Date, any such Third Party Consent is not obtained, or if an attempted conveyance, assignment, transfer or delivery thereof would be ineffective or a violation of Law or Contract or would materially and adversely affect the rights of the Company Group or its designee(s) thereto or thereunder, Edwards shall continue to use reasonable best efforts to obtain any remaining Third Party Consents and shall take all such steps as may be necessary to ensure that the Company Group or its designee(s) obtain all of the economic benefits (including the economic benefit of the contractual rights) and assume the obligations and bear the economic burdens associated with such Contributed Assets in accordance with this Agreement, including potentially subcontracting, sublicensing or subleasing to the Company Group or its designee(s) or under which Edwards would enforce for the benefit of the Company Group or its designee(s) any and all of their rights against a Third Party associated with such Contributed Assets, and Edwards would promptly pay to the Company Group when received all monies received by it in respect of any such Contributed Asset, and Edwards will compensate the Company Group for any increased costs related to these steps such that the Company is in no worse position as a result of the failure to obtain such Third Party Consent. Edwards shall hold the relevant assets, rights and/or income in trust for the sole benefit of the Company Group or its designee(s) and on behalf of the Company Group or its designee(s) and shall as soon as practicable from receipt pay over to the Company Group or its designee(s) all receipts of cash relating to such assets or rights, pending such Third Party Consent being obtained or other limitation on transfer being removed, as applicable. Notwithstanding anything in this Agreement to the contrary, Edwards shall not be in breach of this Agreement for failure to convey, assign, transfer or deliver any Contributed Asset without the consent, waiver or approval of any Third Party (including any Governmental Authority), if an agreement to do any of the foregoing would constitute a breach or other contravention thereof or would violate any applicable Law without such consent, waiver or approval, so long as Edwards provides services to the Company Group pursuant to Section 5.03(b) or otherwise provides the benefits of such Contract under this Section 5.06. For avoidance of doubt, when any such Contributed Asset is transferred to the Company Group, any Taxes associated with such transfer shall be considered an Indemnified Tax. 5.07 Board Recommendations; Adverse Recommendation Change. (a) Except as expressly permitted by this Section 5.07, neither the Edwards Board nor any committee thereof nor any Edwards statutory officer shall, directly or indirectly, withhold, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, the Voting Recommendation (with respect to the period from the date of this Agreement until the receipt of the Shareholder Approval) or fail to make, or include in the applicable Shareholder Meeting Materials, the approval, adoption, recommendation or declaration of advisability by the Edwards Board or any committee thereof or any Edwards statutory officer of this Agreement or any of the other transactions contemplated by this Agreement, or make any public statement inconsistent with the Voting Recommendation (any of the foregoing actions or omissions described in this Section 5.07(a), an “Adverse Recommendation Change”). (b) Notwithstanding anything to the contrary set forth in Section 5.07(a), upon the occurrence of any Intervening Event or the receipt of a Superior Proposal, the 79

Edwards Board may, at any time prior to the Shareholder Meeting, make an Adverse Recommendation Change only if all of the following conditions are met: (i) Edwards shall have (A) delivered to Bulls Brazil five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event or Superior Proposal and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Edwards Board has determined to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, to the extent requested by Bulls Brazil, engage in good faith negotiations with Bulls Brazil during such five (5) Business Day period to amend this Agreement to the minimum extent, and only to the minimum extent, such that making an Adverse Recommendation Change in response to the Intervening Event or Superior Proposal in accordance with clause (ii) below would no longer be required by the Edwards Board’s fiduciary duties under the Laws of Brazil; and (ii) the Edwards Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Intervening Event or Superior Proposal and taking into account any revised terms proposed by Bulls Brazil, making such Adverse Recommendation Change would be required by the Edwards Board’s fiduciary duties under the Laws of Brazil. 5.08 Shareholder Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, Edwards shall hold a shareholder meeting (the “Shareholder Meeting”) to approve the Shareholder Vote Proposals. Unless the Edwards Board shall have made an Adverse Recommendation Change, Edwards shall use its reasonable best efforts to obtain as promptly as reasonably practicable the Shareholder Approval, including the Second Golden Share Approval. Notwithstanding the foregoing, Edwards shall not be required, in order to obtain the Second Golden Share Approval, to take any action or commit to any obligations that would have an adverse effect on Edwards (other than de minimis adverse effects). (b) Promptly after the date of this Agreement, Edwards shall prepare the Shareholder Meeting Materials. Subject to Section 5.07, Edwards shall include the Voting Recommendation in the Shareholder Meeting Materials. Bulls Brazil shall promptly furnish to Edwards all information concerning Bulls Brazil required by Law to be included in the Shareholder Meeting Materials. Edwards shall provide Bulls Brazil and its counsel with a reasonable opportunity to review and comment on the Shareholder Meeting Materials (and any amendments thereto) each time prior to dissemination to the shareholders of Edwards, and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil and its counsel. Edwards shall provide Bulls Brazil and its counsel, to the extent not prohibited under applicable Law, with (i) any comments or other communications, whether written or oral, that Edwards or its counsel may 80 Edwards Board may, at any time prior to the Shareholder Meeting, make an Adverse Recommendation Change only if all of the following conditions are met: (i) Edwards shall have (A) delivered to Bulls Brazil five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event or Superior Proposal and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Edwards Board has determined to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, to the extent requested by Bulls Brazil, engage in good faith negotiations with Bulls Brazil during such five (5) Business Day period to amend this Agreement to the minimum extent, and only to the minimum extent, such that making an Adverse Recommendation Change in response to the Intervening Event or Superior Proposal in accordance with clause (ii) below would no longer be required by the Edwards Board’s fiduciary duties under the Laws of Brazil; and (ii) the Edwards Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Intervening Event or Superior Proposal and taking into account any revised terms proposed by Bulls Brazil, making such Adverse Recommendation Change would be required by the Edwards Board’s fiduciary duties under the Laws of Brazil. 5.08 Shareholder Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, Edwards shall hold a shareholder meeting (the “Shareholder Meeting”) to approve the Shareholder Vote Proposals. Unless the Edwards Board shall have made an Adverse Recommendation Change, Edwards shall use its reasonable best efforts to obtain as promptly as reasonably practicable the Shareholder Approval, including the Second Golden Share Approval. Notwithstanding the foregoing, Edwards shall not be required, in order to obtain the Second Golden Share Approval, to take any action or commit to any obligations that would have an adverse effect on Edwards (other than de minimis adverse effects). (b) Promptly after the date of this Agreement, Edwards shall prepare the Shareholder Meeting Materials. Subject to Section 5.07, Edwards shall include the Voting Recommendation in the Shareholder Meeting Materials. Bulls Brazil shall promptly furnish to Edwards all information concerning Bulls Brazil required by Law to be included in the Shareholder Meeting Materials. Edwards shall provide Bulls Brazil and its counsel with a reasonable opportunity to review and comment on the Shareholder Meeting Materials (and any amendments thereto) each time prior to dissemination to the shareholders of Edwards, and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil and its counsel. Edwards shall provide Bulls Brazil and its counsel, to the extent not prohibited under applicable Law, with (i) any comments or other communications, whether written or oral, that Edwards or its counsel may 80 receive from time to time from Governmental Authorities with respect to the Shareholder Meeting Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in Edwards’ response to those comments and to provide comments on that response (and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil and its counsel), including by participating with Edwards or its counsel in any discussions or meetings with Governmental Authorities to the extent such participation is not prohibited by the applicable Governmental Authority, and to participate in all shareholder meetings of Edwards concerning the transactions contemplated by this Agreement. (c) Edwards shall consult with Bulls Brazil regarding the date of the Shareholder Meeting and, unless this Agreement is terminated in accordance with Article X, shall not cancel, postpone or adjourn the Shareholder Meeting without the prior written consent of Bulls Brazil; provided that Edwards may (A) cancel, postpone or adjourn and reconvene the Shareholder Meeting to the extent required by the CVM or (B) following reasonable consultation with Bulls Brazil, cancel, postpone or adjourn and reconvene the Shareholder Meeting solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to the Shareholder Meeting Materials is made available to Edwards’ shareholders in advance of the Shareholder Meeting, to the extent that the Edwards Board, after consultation with outside counsel, reasonably determines that making any such supplement or amendment available to Edwards’ shareholders is necessary to comply with applicable Law, (y) to solicit additional proxies in favor of the approvals set forth in the Shareholder Vote Proposals, or (z) to provide additional disclosure regarding an Intervening Event or a Superior Proposal. In the event the Shareholder Meeting is cancelled, postponed or adjourned and reconvened pursuant to the foregoing proviso, Edwards shall duly give notice of and reconvene the Shareholder Meeting on a date scheduled by mutual agreement of Edwards and Bulls Brazil, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such cancellation, postponement or adjournment. (d) Edwards shall use its reasonable best efforts to ensure that the Shareholder Meeting is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws and Edwards’ Governing Documents. The adoption of the matters set forth in the Shareholder Vote Proposals shall be the only matters that Edwards shall propose to be acted on by the shareholders of Edwards at the Shareholder Meeting; provided that Edwards may, at its sole discretion, propose an extraordinary dividend distribution to its shareholders. (e) At and prior to the Shareholder Meeting, unless there has been an Adverse Recommendation Change in accordance with Section 5.07(b), Edwards shall use its reasonable best efforts to solicit proxies from its shareholders to obtain the approval of the Shareholder Vote Proposals in accordance with applicable Law. 5.09 No Shop. (a) During the Pre-Closing Period, Edwards shall not, and shall cause each member of the Edwards Group and each of their respective officers, directors and 81 receive from time to time from Governmental Authorities with respect to the Shareholder Meeting Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in Edwards’ response to those comments and to provide comments on that response (and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil and its counsel), including by participating with Edwards or its counsel in any discussions or meetings with Governmental Authorities to the extent such participation is not prohibited by the applicable Governmental Authority, and to participate in all shareholder meetings of Edwards concerning the transactions contemplated by this Agreement. (c) Edwards shall consult with Bulls Brazil regarding the date of the Shareholder Meeting and, unless this Agreement is terminated in accordance with Article X, shall not cancel, postpone or adjourn the Shareholder Meeting without the prior written consent of Bulls Brazil; provided that Edwards may (A) cancel, postpone or adjourn and reconvene the Shareholder Meeting to the extent required by the CVM or (B) following reasonable consultation with Bulls Brazil, cancel, postpone or adjourn and reconvene the Shareholder Meeting solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to the Shareholder Meeting Materials is made available to Edwards’ shareholders in advance of the Shareholder Meeting, to the extent that the Edwards Board, after consultation with outside counsel, reasonably determines that making any such supplement or amendment available to Edwards’ shareholders is necessary to comply with applicable Law, (y) to solicit additional proxies in favor of the approvals set forth in the Shareholder Vote Proposals, or (z) to provide additional disclosure regarding an Intervening Event or a Superior Proposal. In the event the Shareholder Meeting is cancelled, postponed or adjourned and reconvened pursuant to the foregoing proviso, Edwards shall duly give notice of and reconvene the Shareholder Meeting on a date scheduled by mutual agreement of Edwards and Bulls Brazil, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such cancellation, postponement or adjournment. (d) Edwards shall use its reasonable best efforts to ensure that the Shareholder Meeting is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws and Edwards’ Governing Documents. The adoption of the matters set forth in the Shareholder Vote Proposals shall be the only matters that Edwards shall propose to be acted on by the shareholders of Edwards at the Shareholder Meeting; provided that Edwards may, at its sole discretion, propose an extraordinary dividend distribution to its shareholders. (e) At and prior to the Shareholder Meeting, unless there has been an Adverse Recommendation Change in accordance with Section 5.07(b), Edwards shall use its reasonable best efforts to solicit proxies from its shareholders to obtain the approval of the Shareholder Vote Proposals in accordance with applicable Law. 5.09 No Shop. (a) During the Pre-Closing Period, Edwards shall not, and shall cause each member of the Edwards Group and each of their respective officers, directors and 81

Controlled Affiliates not to, and Edwards shall cause its Representatives not to, directly or indirectly through any other Person or otherwise, solicit, initiate or conduct any discussions, negotiations or other communications with, or provide any non-public information to or otherwise knowingly cooperate in any other way with, or knowingly facilitate or knowingly encourage any effort to attempt to, or negotiate or enter into any Contract, letter of intent, memorandum of understanding or other arrangement or understanding with, any Person or group of Persons regarding any Competing Transaction; provided that (1) ministerial acts, such as answering unsolicited phone calls, shall not be deemed to “facilitate” for purposes of, or otherwise to constitute a breach of, this Section 5.09, and (2) the Edwards Group and its Representatives shall be permitted to inform any such Person of the restrictions contained in this Section 5.09 or contact any such Person to ascertain facts or clarify terms and conditions of any such Competing Transaction or any such inquiry or proposal; provided that in no event shall any member of the Edwards Group or any of their Representatives provide any such Person Confidential Information with respect to the Edwards Group or the Commercial Aviation Business. Edwards shall, and shall cause its Subsidiaries and Representatives to, immediately cease all existing discussions or negotiations with any Person (except for Bulls Brazil and Bulls Brazil’s Affiliates and its and their respective Representatives) conducted prior to the date of this Agreement with respect to any Competing Transaction, request the prompt return or destruction of all Confidential Information previously furnished and promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary in this Agreement, at any time prior to the date on which Edwards obtains the Shareholder Approval, in response to the receipt of a written proposal of a Competing Transaction made after the date of this Agreement that the Edwards Board determines in good faith (after consultation with their outside legal counsel and a financial advisor) constitutes a Superior Proposal, Edwards and any other members of the Edwards Group (including any of their Representatives) may furnish non-proprietary information with respect to the Edwards Group and the Commercial Aviation Business to the Person making such proposal (and such Person’s Representatives) pursuant to a customary confidentiality agreement; provided that all such information is publicly available prior to the provision of such information to such Person. (b) Edwards shall promptly (and in any event within two (2) Business Days) notify Bulls Brazil of the receipt by Edwards, the Edwards Group or any of their respective Representatives of any inquiries, or proposals or requests for information concerning a Competing Transaction, including the material terms thereof and the identity of the Person making such proposal and copies of all written materials relating to such inquiries, proposals or requests. 5.10 Notifications. During the Pre-Closing Period, promptly upon a Party becoming aware of (a) any facts or circumstances resulting in or that could reasonably be expected to result in (i) such Party being in material breach of any of its covenants, agreements or other obligations in this Agreement, (ii) such Party being in material breach of, or there being a material inaccuracy with respect to, any of such Party’s representations or warranties, or (iii) the failure of any of such Party’s conditions to consummate the Closing under Article VIII to be satisfied by Closing, or (b) any Order or Legal Proceeding that seeks to prevent, make illegal, or materially 82 Controlled Affiliates not to, and Edwards shall cause its Representatives not to, directly or indirectly through any other Person or otherwise, solicit, initiate or conduct any discussions, negotiations or other communications with, or provide any non-public information to or otherwise knowingly cooperate in any other way with, or knowingly facilitate or knowingly encourage any effort to attempt to, or negotiate or enter into any Contract, letter of intent, memorandum of understanding or other arrangement or understanding with, any Person or group of Persons regarding any Competing Transaction; provided that (1) ministerial acts, such as answering unsolicited phone calls, shall not be deemed to “facilitate” for purposes of, or otherwise to constitute a breach of, this Section 5.09, and (2) the Edwards Group and its Representatives shall be permitted to inform any such Person of the restrictions contained in this Section 5.09 or contact any such Person to ascertain facts or clarify terms and conditions of any such Competing Transaction or any such inquiry or proposal; provided that in no event shall any member of the Edwards Group or any of their Representatives provide any such Person Confidential Information with respect to the Edwards Group or the Commercial Aviation Business. Edwards shall, and shall cause its Subsidiaries and Representatives to, immediately cease all existing discussions or negotiations with any Person (except for Bulls Brazil and Bulls Brazil’s Affiliates and its and their respective Representatives) conducted prior to the date of this Agreement with respect to any Competing Transaction, request the prompt return or destruction of all Confidential Information previously furnished and promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary in this Agreement, at any time prior to the date on which Edwards obtains the Shareholder Approval, in response to the receipt of a written proposal of a Competing Transaction made after the date of this Agreement that the Edwards Board determines in good faith (after consultation with their outside legal counsel and a financial advisor) constitutes a Superior Proposal, Edwards and any other members of the Edwards Group (including any of their Representatives) may furnish non-proprietary information with respect to the Edwards Group and the Commercial Aviation Business to the Person making such proposal (and such Person’s Representatives) pursuant to a customary confidentiality agreement; provided that all such information is publicly available prior to the provision of such information to such Person. (b) Edwards shall promptly (and in any event within two (2) Business Days) notify Bulls Brazil of the receipt by Edwards, the Edwards Group or any of their respective Representatives of any inquiries, or proposals or requests for information concerning a Competing Transaction, including the material terms thereof and the identity of the Person making such proposal and copies of all written materials relating to such inquiries, proposals or requests. 5.10 Notifications. During the Pre-Closing Period, promptly upon a Party becoming aware of (a) any facts or circumstances resulting in or that could reasonably be expected to result in (i) such Party being in material breach of any of its covenants, agreements or other obligations in this Agreement, (ii) such Party being in material breach of, or there being a material inaccuracy with respect to, any of such Party’s representations or warranties, or (iii) the failure of any of such Party’s conditions to consummate the Closing under Article VIII to be satisfied by Closing, or (b) any Order or Legal Proceeding that seeks to prevent, make illegal, or materially 82 delay or alter the Closing or the transactions contemplated by this Agreement, such Party shall give written notice thereof (including identification of the related provisions of this Agreement and the facts and circumstances underlying the notice) to the other Party. No such notice shall (x) amend or otherwise modify the Disclosure Schedules (or any underlying representations, warranties, covenants, agreements or other obligations) in any manner or for any purpose, (y) cure any breach or inaccuracy in any representation or warranty, or any breach of any covenant, agreement or other obligation, or (z) effect a waiver of, or otherwise limit or adversely affect, any rights and remedies available under this Agreement (including the right to indemnification under Article XI for any of such breaches or inaccuracies) to the Party to whom such notice is to be delivered. 5.11 Financing Cooperation. Prior to the Closing, Edwards shall, and shall cause the other members of the Edwards Group and their respective Representatives to, cooperate as reasonably requested by Bulls Brazil, including by providing reasonable access (subject to execution of non-disclosure and confidentiality agreements reasonably acceptable to Edwards) to prospective financing sources as may be reasonably necessary for such sources to evaluate the Commercial Aviation Business in connection with any debt or other financing sought by Bulls Brazil or its Affiliates in connection with the repayment, discharge, refinancing or defeasance at or after the Closing of any existing Indebtedness of the Commercial Aviation Business, including the Assumed Debt Amount, and the Company Group prior to or at the Closing, including by obtaining customary payoff, discharge or defeasance or similar letters and other instruments of termination and discharge reasonably requested by Bulls Brazil, including executing and delivering any definitive financing documents in connection with the foregoing to the extent reasonably requested by Bulls Brazil, and furnishing any lenders involved with any such refinancing with all documentation and other information required by any Governmental Authority with respect to any financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; provided that the actions contemplated in the foregoing do not (A) cause any representation or warranty in this Agreement to be breached, (B) cause any condition to the Closing set forth in Article VIII to fail to be satisfied or otherwise cause any breach of this Agreement, (C) require any member of the Edwards Group, including any member of the Company Group prior to the Closing, to pay any out-of-pocket fees or expenses (including any commitment or other similar fee), or provide any indemnities or incur any liability or other obligation in connection with any refinancing, except for the Company Group after the Closing, (D) require any member of the Edwards Group, including any member of the Company Group prior to the Closing, or any of their respective Representatives to enter into, execute, deliver or provide (or to have provided on their behalf) any certificates or opinions or any definitive financing documents, including any credit or other agreements, pledge or security documents that are not contingent on Closing or would be effective prior to Closing, (E) result in the contravention of, or that could reasonably be expected to result in a violation or breach of any Laws, (F) cause any member of the Edwards Group, including any member of the Company Group, or any of their respective officers, directors or employees, to incur any personal liability or (G) require any member of the Edwards Group, including any member of the Company Group prior to the Closing, to provide access to or disclose information that Edwards determines would violate any obligation of confidentiality of any member of the Edwards Group, including any member of the Company Group. Bulls Brazil acknowledges and agrees that neither any member of the Edwards Group, nor any member of the Company Group, nor their respective Representatives shall have any responsibility for, or incur 83 delay or alter the Closing or the transactions contemplated by this Agreement, such Party shall give written notice thereof (including identification of the related provisions of this Agreement and the facts and circumstances underlying the notice) to the other Party. No such notice shall (x) amend or otherwise modify the Disclosure Schedules (or any underlying representations, warranties, covenants, agreements or other obligations) in any manner or for any purpose, (y) cure any breach or inaccuracy in any representation or warranty, or any breach of any covenant, agreement or other obligation, or (z) effect a waiver of, or otherwise limit or adversely affect, any rights and remedies available under this Agreement (including the right to indemnification under Article XI for any of such breaches or inaccuracies) to the Party to whom such notice is to be delivered. 5.11 Financing Cooperation. Prior to the Closing, Edwards shall, and shall cause the other members of the Edwards Group and their respective Representatives to, cooperate as reasonably requested by Bulls Brazil, including by providing reasonable access (subject to execution of non-disclosure and confidentiality agreements reasonably acceptable to Edwards) to prospective financing sources as may be reasonably necessary for such sources to evaluate the Commercial Aviation Business in connection with any debt or other financing sought by Bulls Brazil or its Affiliates in connection with the repayment, discharge, refinancing or defeasance at or after the Closing of any existing Indebtedness of the Commercial Aviation Business, including the Assumed Debt Amount, and the Company Group prior to or at the Closing, including by obtaining customary payoff, discharge or defeasance or similar letters and other instruments of termination and discharge reasonably requested by Bulls Brazil, including executing and delivering any definitive financing documents in connection with the foregoing to the extent reasonably requested by Bulls Brazil, and furnishing any lenders involved with any such refinancing with all documentation and other information required by any Governmental Authority with respect to any financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; provided that the actions contemplated in the foregoing do not (A) cause any representation or warranty in this Agreement to be breached, (B) cause any condition to the Closing set forth in Article VIII to fail to be satisfied or otherwise cause any breach of this Agreement, (C) require any member of the Edwards Group, including any member of the Company Group prior to the Closing, to pay any out-of-pocket fees or expenses (including any commitment or other similar fee), or provide any indemnities or incur any liability or other obligation in connection with any refinancing, except for the Company Group after the Closing, (D) require any member of the Edwards Group, including any member of the Company Group prior to the Closing, or any of their respective Representatives to enter into, execute, deliver or provide (or to have provided on their behalf) any certificates or opinions or any definitive financing documents, including any credit or other agreements, pledge or security documents that are not contingent on Closing or would be effective prior to Closing, (E) result in the contravention of, or that could reasonably be expected to result in a violation or breach of any Laws, (F) cause any member of the Edwards Group, including any member of the Company Group, or any of their respective officers, directors or employees, to incur any personal liability or (G) require any member of the Edwards Group, including any member of the Company Group prior to the Closing, to provide access to or disclose information that Edwards determines would violate any obligation of confidentiality of any member of the Edwards Group, including any member of the Company Group. Bulls Brazil acknowledges and agrees that neither any member of the Edwards Group, nor any member of the Company Group, nor their respective Representatives shall have any responsibility for, or incur 83 any liability to any Person under, any of the foregoing financings that Bulls Brazil or its Affiliates may raise in connection with the transactions contemplated hereby or any cooperation provided pursuant to this Section 5.11 (other than, in the case of the Company Group, after the Closing). Bulls Brazil shall promptly, upon request by Edwards, reimburse Edwards and its Subsidiaries, as applicable, for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by Edwards or its Subsidiaries, as applicable, in connection with the cooperation contemplated by this Section 5.11. 5.12 Termination of Related Party Contracts. Prior to the Closing, Edwards shall terminate, or cause to be terminated (without any costs or any other Liability to Bulls Brazil or its Affiliates (including, after the Closing, the Company Group)), each of the Related Party Contracts other than those specifically set forth on Schedule 5.12. Prior to the Closing, Edwards shall cause (i) all amounts owed under the Related Party Contracts to any Company Subsidiary by Edwards and its Affiliates (other than the Company Group) to be paid to such Company Subsidiary, and (ii) all amounts owed under the Related Party Contracts to Edwards and their Affiliates (other than the Company Group) by the Company Group to be paid to Edwards or such Affiliate, cancelled or otherwise discharged; provided that this Section 5.12 shall not apply to any Related Party Contract under which amounts are owed solely between or among members of the Company Group. 5.13 [INTENTIONALLY OMITTED]. 5.14 Contribution; Shared Contracts. (a) Edwards shall, and Edwards shall cause each applicable Affiliate and each applicable member of the Edwards Group (including the Company Group) to, do all things reasonably necessary, proper or advisable under applicable Law to, as promptly as reasonably practicable and upon the terms and subject to the conditions of this Agreement, consummate the transactions contemplated by the Contribution, in accordance with the Contribution Steps Plan and any applicable Laws, including using reasonable best efforts to obtain any new Governmental Authorization for the Company and its Subsidiaries required for the operation of the Commercial Aviation Business to substitute for any Governmental Authorization that cannot be transferred to the Company; provided that, in the event of any conflict between the terms of this Agreement and the Contribution Steps Plan, this Agreement shall prevail. Prior to effecting any Pre- Contribution Step or Post-Contribution Step, Edwards shall give Bulls Brazil sufficient opportunity to review and comment on all documentation relating to such Pre- Contribution Step and Post-Contribution Step and shall consider in good faith and incorporate such reasonable comments made by Bulls Brazil. Without limiting the foregoing, all Pre-Contribution Steps and Post-Contribution Steps shall be duly and properly completed by Edwards in compliance with any applicable Laws and effective against any Governmental Authority or any other Third Party. (b) After the Closing Date, each of the Parties shall take all actions reasonably requested by the other Party to effect the provisions of Section 2.02, including, in the case of the Edwards Group, the prompt transfer to the Company of any Contributed Assets that are owned by the Edwards Group and are for any reason not transferred at the 84 any liability to any Person under, any of the foregoing financings that Bulls Brazil or its Affiliates may raise in connection with the transactions contemplated hereby or any cooperation provided pursuant to this Section 5.11 (other than, in the case of the Company Group, after the Closing). Bulls Brazil shall promptly, upon request by Edwards, reimburse Edwards and its Subsidiaries, as applicable, for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by Edwards or its Subsidiaries, as applicable, in connection with the cooperation contemplated by this Section 5.11. 5.12 Termination of Related Party Contracts. Prior to the Closing, Edwards shall terminate, or cause to be terminated (without any costs or any other Liability to Bulls Brazil or its Affiliates (including, after the Closing, the Company Group)), each of the Related Party Contracts other than those specifically set forth on Schedule 5.12. Prior to the Closing, Edwards shall cause (i) all amounts owed under the Related Party Contracts to any Company Subsidiary by Edwards and its Affiliates (other than the Company Group) to be paid to such Company Subsidiary, and (ii) all amounts owed under the Related Party Contracts to Edwards and their Affiliates (other than the Company Group) by the Company Group to be paid to Edwards or such Affiliate, cancelled or otherwise discharged; provided that this Section 5.12 shall not apply to any Related Party Contract under which amounts are owed solely between or among members of the Company Group. 5.13 [INTENTIONALLY OMITTED]. 5.14 Contribution; Shared Contracts. (a) Edwards shall, and Edwards shall cause each applicable Affiliate and each applicable member of the Edwards Group (including the Company Group) to, do all things reasonably necessary, proper or advisable under applicable Law to, as promptly as reasonably practicable and upon the terms and subject to the conditions of this Agreement, consummate the transactions contemplated by the Contribution, in accordance with the Contribution Steps Plan and any applicable Laws, including using reasonable best efforts to obtain any new Governmental Authorization for the Company and its Subsidiaries required for the operation of the Commercial Aviation Business to substitute for any Governmental Authorization that cannot be transferred to the Company; provided that, in the event of any conflict between the terms of this Agreement and the Contribution Steps Plan, this Agreement shall prevail. Prior to effecting any Pre- Contribution Step or Post-Contribution Step, Edwards shall give Bulls Brazil sufficient opportunity to review and comment on all documentation relating to such Pre- Contribution Step and Post-Contribution Step and shall consider in good faith and incorporate such reasonable comments made by Bulls Brazil. Without limiting the foregoing, all Pre-Contribution Steps and Post-Contribution Steps shall be duly and properly completed by Edwards in compliance with any applicable Laws and effective against any Governmental Authority or any other Third Party. (b) After the Closing Date, each of the Parties shall take all actions reasonably requested by the other Party to effect the provisions of Section 2.02, including, in the case of the Edwards Group, the prompt transfer to the Company of any Contributed Assets that are owned by the Edwards Group and are for any reason not transferred at the 84

Closing, and, in the case of Bulls Brazil, the prompt return by the Company of any Excluded Assets included in the Contributed Assets that are inadvertently transferred to the Company as part of the Contribution. The Parties acknowledge and agree that Edwards, as the Party originally responsible for the implementation of the Contribution, shall bear any and all costs related to the transfer of such Assets and Liabilities, including applicable Taxes. (c) Notwithstanding the foregoing, the Company shall not assume or otherwise be obligated to pay, perform or discharge any of the Excluded Liabilities, which Excluded Liabilities shall be retained by Edwards or any members of the Edwards Group. (d) Members of the Edwards Group are parties to certain Contracts for the procurement of goods and services that relate to the operations or conduct of the Commercial Aviation Business, but which primarily relate to the other businesses of the Edwards Group, which Contracts, except to the extent such Contracts are Contributed Contracts, are set forth on Schedule 5.14(d) (such Contracts, the “Shared Contracts”). During the Pre-Closing Period, Edwards shall, and shall cause the other members of the Edwards Group to, use their respective reasonable best efforts to obtain the agreement of the Third Parties that are the counterparties to a Shared Contract to enter into a new Contract effective as of the Closing Date pursuant to which a member of the Company Group will (i) receive substantially the same goods and services provided by the Shared Contract to the Edwards Group for the Commercial Aviation Business on terms and conditions substantially similar to those contained in the provisions of the Shared Contract pertaining to the Commercial Aviation Business and/or (ii) perform the obligations of the applicable member of the Edwards Group that pertain to the Commercial Aviation Business thereunder under substantially similar terms and conditions as contained in the provisions of the Shared Contract pertaining to the Commercial Aviation Business (each, a “Replacement Contract”). Edwards shall, and shall cause the other members of the Edwards Group to, consult with Bulls Brazil prior to and in connection with obtaining each such Replacement Contract, and Bulls Brazil shall cooperate in all reasonable respects with Edwards, upon the reasonable request of Edwards, in seeking to obtain such Replacement Contracts. If one or more Replacement Contracts are not so obtained, then upon the written request of Bulls Brazil or, after the Closing, the Company, unless doing so would be prohibited by applicable Law or the applicable counterparty, during the remaining term of the applicable Shared Contract Edwards shall use reasonable best efforts and Bulls Brazil, or the Company, as the case may be, will cooperate in all reasonable respects with Edwards to receive substantially the same goods and services provided by the Shared Contract to the Edwards Group in the provisions thereof to the extent pertaining to the Commercial Aviation Business as of the date hereof and for the Company to bear the economic and other burdens of such Shared Contract to the extent pertaining solely to the Commercial Aviation Business, including the performance or discharge, on behalf of Edwards, of the obligations of Edwards under the provisions of each such Shared Contract pertaining to the Commercial Aviation Business in accordance with the provisions thereof, except for any Liabilities under such Contract that constitute an Excluded Liability. Notwithstanding anything to the contrary set forth in this Section 5.14(d), Bulls Brazil shall not be required (x) to 85 Closing, and, in the case of Bulls Brazil, the prompt return by the Company of any Excluded Assets included in the Contributed Assets that are inadvertently transferred to the Company as part of the Contribution. The Parties acknowledge and agree that Edwards, as the Party originally responsible for the implementation of the Contribution, shall bear any and all costs related to the transfer of such Assets and Liabilities, including applicable Taxes. (c) Notwithstanding the foregoing, the Company shall not assume or otherwise be obligated to pay, perform or discharge any of the Excluded Liabilities, which Excluded Liabilities shall be retained by Edwards or any members of the Edwards Group. (d) Members of the Edwards Group are parties to certain Contracts for the procurement of goods and services that relate to the operations or conduct of the Commercial Aviation Business, but which primarily relate to the other businesses of the Edwards Group, which Contracts, except to the extent such Contracts are Contributed Contracts, are set forth on Schedule 5.14(d) (such Contracts, the “Shared Contracts”). During the Pre-Closing Period, Edwards shall, and shall cause the other members of the Edwards Group to, use their respective reasonable best efforts to obtain the agreement of the Third Parties that are the counterparties to a Shared Contract to enter into a new Contract effective as of the Closing Date pursuant to which a member of the Company Group will (i) receive substantially the same goods and services provided by the Shared Contract to the Edwards Group for the Commercial Aviation Business on terms and conditions substantially similar to those contained in the provisions of the Shared Contract pertaining to the Commercial Aviation Business and/or (ii) perform the obligations of the applicable member of the Edwards Group that pertain to the Commercial Aviation Business thereunder under substantially similar terms and conditions as contained in the provisions of the Shared Contract pertaining to the Commercial Aviation Business (each, a “Replacement Contract”). Edwards shall, and shall cause the other members of the Edwards Group to, consult with Bulls Brazil prior to and in connection with obtaining each such Replacement Contract, and Bulls Brazil shall cooperate in all reasonable respects with Edwards, upon the reasonable request of Edwards, in seeking to obtain such Replacement Contracts. If one or more Replacement Contracts are not so obtained, then upon the written request of Bulls Brazil or, after the Closing, the Company, unless doing so would be prohibited by applicable Law or the applicable counterparty, during the remaining term of the applicable Shared Contract Edwards shall use reasonable best efforts and Bulls Brazil, or the Company, as the case may be, will cooperate in all reasonable respects with Edwards to receive substantially the same goods and services provided by the Shared Contract to the Edwards Group in the provisions thereof to the extent pertaining to the Commercial Aviation Business as of the date hereof and for the Company to bear the economic and other burdens of such Shared Contract to the extent pertaining solely to the Commercial Aviation Business, including the performance or discharge, on behalf of Edwards, of the obligations of Edwards under the provisions of each such Shared Contract pertaining to the Commercial Aviation Business in accordance with the provisions thereof, except for any Liabilities under such Contract that constitute an Excluded Liability. Notwithstanding anything to the contrary set forth in this Section 5.14(d), Bulls Brazil shall not be required (x) to 85 expend any money with respect to negotiating any Shared Contract or Replacement Contract or (y) to commence or participate in any Legal Proceeding or offer or grant any accommodation (financial or otherwise) to Edwards, the applicable counterparty or any Third Party in order to provide the Company or other member of the Company Group with the benefits under a Shared Contract or with a Replacement Contract. (e) Edwards shall as soon as practicable cause the Company Group to apply for and, to the extent legally permitted under applicable Law, obtain all available Tax Incentives and Benefits (other than any Tax Incentives and Benefits described in Section 2.02(a)(xvi)). 5.15 Ancillary Agreements; Related Actions. On the Closing Date, Bulls Brazil, Edwards and the Company shall, and Edwards shall cause each applicable member of the Edwards Group to, and Bulls Brazil shall cause Bulls Parent for those agreements to which it is a party to, enter into, execute and deliver (1) a shareholders’ agreement in the form set forth in Exhibit D (the “Shareholders’ Agreement”), (2) a general services agreement in the form set forth in Exhibit E (the “General Services Agreement”), (3) an engineering services agreement in the form set forth in Exhibit F (the “Engineering Services Agreement”), (4) an intellectual property license agreement in the form set forth in Exhibit G (the “Intellectual Property License Agreement”), (5) a research and development agreement in the form set forth in Exhibit H (the “Research and Development Agreement”), (6) a facilities use agreement in the form set forth in Exhibit I (the “Facilities Use Agreement”), (7) a preferred supply agreement with the Company as supplier in the form set forth in Exhibit J1 (the “Company Preferred Supply Agreement”) and a preferred supply agreement with Edwards as supplier in the form set forth in Exhibit J2 (the “Edwards Preferred Supply Agreement” and, together with the Company Preferred Supply Agreement, the “Preferred Supply Agreements”), (8) a supply chain cooperation agreement in the form set forth in Exhibit K (the “Supply Chain Cooperation Agreement”), (9) maintenance services agreements in the forms set forth in Exhibit N1 and Exhibit N2 (the “Maintenance Services Agreements”) (10) the material support agreements in the forms set forth in Exhibit O1 and Exhibit O2 (the “Material Support Agreements”) and (11) a sublease in the form in Exhibit P (the “Sublease”). On the Closing Date, Bulls Brazil shall cause the Affiliate of Bulls Brazil that acquires 100% of the redeemable preferred shares constituting Selling Shares pursuant to Section 2.04(a)(ii) to execute and deliver a Permitted Transferee Joinder Agreement (as defined in the Shareholders’ Agreement). 5.16 Resignation of Directors and Officers. No later than ten (10) Business Days prior to the Closing, Bulls Brazil shall indicate in writing to Edwards any director and officer of the Company Group from whom a letter of resignation will be required at the Closing, and upon receipt of such request, Edwards shall obtain and deliver to Bulls Brazil executed letters of resignation of each director and officer of the Company Group designated by Bulls Brazil, pursuant to which such designated director or officer will resign as director or officer, as the case may be, effective as of the Closing. 5.17 Confidentiality. (a) Following the Closing, Edwards shall, and shall cause its Representatives and Affiliates to, keep confidential any Confidential Information in the possession of 86 expend any money with respect to negotiating any Shared Contract or Replacement Contract or (y) to commence or participate in any Legal Proceeding or offer or grant any accommodation (financial or otherwise) to Edwards, the applicable counterparty or any Third Party in order to provide the Company or other member of the Company Group with the benefits under a Shared Contract or with a Replacement Contract. (e) Edwards shall as soon as practicable cause the Company Group to apply for and, to the extent legally permitted under applicable Law, obtain all available Tax Incentives and Benefits (other than any Tax Incentives and Benefits described in Section 2.02(a)(xvi)). 5.15 Ancillary Agreements; Related Actions. On the Closing Date, Bulls Brazil, Edwards and the Company shall, and Edwards shall cause each applicable member of the Edwards Group to, and Bulls Brazil shall cause Bulls Parent for those agreements to which it is a party to, enter into, execute and deliver (1) a shareholders’ agreement in the form set forth in Exhibit D (the “Shareholders’ Agreement”), (2) a general services agreement in the form set forth in Exhibit E (the “General Services Agreement”), (3) an engineering services agreement in the form set forth in Exhibit F (the “Engineering Services Agreement”), (4) an intellectual property license agreement in the form set forth in Exhibit G (the “Intellectual Property License Agreement”), (5) a research and development agreement in the form set forth in Exhibit H (the “Research and Development Agreement”), (6) a facilities use agreement in the form set forth in Exhibit I (the “Facilities Use Agreement”), (7) a preferred supply agreement with the Company as supplier in the form set forth in Exhibit J1 (the “Company Preferred Supply Agreement”) and a preferred supply agreement with Edwards as supplier in the form set forth in Exhibit J2 (the “Edwards Preferred Supply Agreement” and, together with the Company Preferred Supply Agreement, the “Preferred Supply Agreements”), (8) a supply chain cooperation agreement in the form set forth in Exhibit K (the “Supply Chain Cooperation Agreement”), (9) maintenance services agreements in the forms set forth in Exhibit N1 and Exhibit N2 (the “Maintenance Services Agreements”) (10) the material support agreements in the forms set forth in Exhibit O1 and Exhibit O2 (the “Material Support Agreements”) and (11) a sublease in the form in Exhibit P (the “Sublease”). On the Closing Date, Bulls Brazil shall cause the Affiliate of Bulls Brazil that acquires 100% of the redeemable preferred shares constituting Selling Shares pursuant to Section 2.04(a)(ii) to execute and deliver a Permitted Transferee Joinder Agreement (as defined in the Shareholders’ Agreement). 5.16 Resignation of Directors and Officers. No later than ten (10) Business Days prior to the Closing, Bulls Brazil shall indicate in writing to Edwards any director and officer of the Company Group from whom a letter of resignation will be required at the Closing, and upon receipt of such request, Edwards shall obtain and deliver to Bulls Brazil executed letters of resignation of each director and officer of the Company Group designated by Bulls Brazil, pursuant to which such designated director or officer will resign as director or officer, as the case may be, effective as of the Closing. 5.17 Confidentiality. (a) Following the Closing, Edwards shall, and shall cause its Representatives and Affiliates to, keep confidential any Confidential Information in the possession of 86

Edwards or its Representatives or Affiliates, as the case may be, to the extent relating to the Commercial Aviation Business, the Company Group, Bulls Brazil and its Affiliates; provided that (i) the foregoing shall not apply to any Confidential Information to the extent it also relates to the Retained Businesses or the other businesses (other than the Commercial Aviation Business) of Edwards and its respective Affiliates, (ii) Edwards shall be allowed to disclose Confidential Information to the extent such disclosure is determined by Edwards (with the advice of counsel) to be required by any applicable Law, including applicable rules of any securities exchange, and (iii) Edwards shall be liable for any breaches by its Representatives and/or its Affiliates of the obligations set forth in this Section 5.17(a). In the event that Edwards or any of its Representatives or Affiliates is required by applicable Law to disclose any such information, Edwards shall (A) to the extent permitted by such applicable Law, provide Bulls Brazil with prompt written notice of such requirement, (B) disclose only that information that Edwards determines (with the advice of counsel) is required by such applicable Law to be disclosed and (C) use reasonable efforts to preserve the confidentiality of such information, including by, at Bulls Brazil’s request, reasonably cooperating with Bulls Brazil to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information (at Bulls Brazil’s sole cost and expense). For the purposes of clarity, all use of Confidential Information relating to Intellectual Property is covered by the Intellectual Property License Agreement. (b) Following the Closing, Bulls Brazil shall, and shall cause its Representatives and Affiliates (including all members of the Company Group) to, keep confidential any Confidential Information in the possession of Bulls Brazil or its Representatives or Affiliates (including any member of the Company Group), as the case may be, to the extent relating to the businesses of Edwards and its Affiliates (but excluding the Commercial Aviation Business); provided that (i) the foregoing shall not apply to any Confidential Information to the extent it also related to the Commercial Aviation Business, (ii) Bulls Brazil shall be allowed to disclose Confidential Information to the extent such disclosure is determined by Bulls Brazil (with the advice of counsel) to be required by any applicable Law, including applicable rules of any securities exchange, and (iii) Bulls Brazil shall be liable for any breaches by its Representatives and/or its Affiliates of the obligations set forth in this Section 5.17(b). In the event that Bulls Brazil or any of its Representatives or Affiliates is required by any applicable Law to disclose any such information, Bulls Brazil shall (i) to the extent permitted by such applicable Law, provide Edwards with prompt written notice of such requirement, (ii) disclose only that information that Bulls Brazil determines (with the advice of counsel) is required by such applicable Law to be disclosed and (iii) use reasonable efforts to preserve the confidentiality of such information, including by, at Edwards’ request, reasonably cooperating with Edwards to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information (at Edwards’ sole cost and expense). For the purposes of clarity, all use of Confidential Information relating to Intellectual Property is covered by the Intellectual Property License Agreement. (c) Notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement shall survive until the Closing. 87 Edwards or its Representatives or Affiliates, as the case may be, to the extent relating to the Commercial Aviation Business, the Company Group, Bulls Brazil and its Affiliates; provided that (i) the foregoing shall not apply to any Confidential Information to the extent it also relates to the Retained Businesses or the other businesses (other than the Commercial Aviation Business) of Edwards and its respective Affiliates, (ii) Edwards shall be allowed to disclose Confidential Information to the extent such disclosure is determined by Edwards (with the advice of counsel) to be required by any applicable Law, including applicable rules of any securities exchange, and (iii) Edwards shall be liable for any breaches by its Representatives and/or its Affiliates of the obligations set forth in this Section 5.17(a). In the event that Edwards or any of its Representatives or Affiliates is required by applicable Law to disclose any such information, Edwards shall (A) to the extent permitted by such applicable Law, provide Bulls Brazil with prompt written notice of such requirement, (B) disclose only that information that Edwards determines (with the advice of counsel) is required by such applicable Law to be disclosed and (C) use reasonable efforts to preserve the confidentiality of such information, including by, at Bulls Brazil’s request, reasonably cooperating with Bulls Brazil to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information (at Bulls Brazil’s sole cost and expense). For the purposes of clarity, all use of Confidential Information relating to Intellectual Property is covered by the Intellectual Property License Agreement. (b) Following the Closing, Bulls Brazil shall, and shall cause its Representatives and Affiliates (including all members of the Company Group) to, keep confidential any Confidential Information in the possession of Bulls Brazil or its Representatives or Affiliates (including any member of the Company Group), as the case may be, to the extent relating to the businesses of Edwards and its Affiliates (but excluding the Commercial Aviation Business); provided that (i) the foregoing shall not apply to any Confidential Information to the extent it also related to the Commercial Aviation Business, (ii) Bulls Brazil shall be allowed to disclose Confidential Information to the extent such disclosure is determined by Bulls Brazil (with the advice of counsel) to be required by any applicable Law, including applicable rules of any securities exchange, and (iii) Bulls Brazil shall be liable for any breaches by its Representatives and/or its Affiliates of the obligations set forth in this Section 5.17(b). In the event that Bulls Brazil or any of its Representatives or Affiliates is required by any applicable Law to disclose any such information, Bulls Brazil shall (i) to the extent permitted by such applicable Law, provide Edwards with prompt written notice of such requirement, (ii) disclose only that information that Bulls Brazil determines (with the advice of counsel) is required by such applicable Law to be disclosed and (iii) use reasonable efforts to preserve the confidentiality of such information, including by, at Edwards’ request, reasonably cooperating with Edwards to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information (at Edwards’ sole cost and expense). For the purposes of clarity, all use of Confidential Information relating to Intellectual Property is covered by the Intellectual Property License Agreement. (c) Notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement shall survive until the Closing. 87

5.18 Books and Records. (a) In order to facilitate the resolution of any Claims made against or incurred by Edwards in connection with the Commercial Aviation Business relating to the Pre- Closing Period, for a period of ten (10) years after the Closing (provided that Bulls Brazil shall cause the Company to retain the Books and Records with respect to Tax matters that are in the Company’s or its Subsidiaries’ possession at the Closing until the expiration of the applicable statute of limitations, including any extensions thereof, and to abide by all record retention agreements entered into by Edwards or its Affiliates with any Tax Authority with respect to the Commercial Aviation Business), Bulls Brazil shall (i) retain the Books and Records relating to the Pre-Closing Period that are in the Company’s or its Subsidiaries’ possession at the Closing and (ii) upon reasonable notice, afford the Representatives of Edwards reasonable access (including the right to make, at the expense of Edwards, photocopies), during normal business hours, to such Books and Records that are in the Company’s or its Subsidiaries’ possession at the Closing for any reasonable purpose. (b) In order to facilitate the resolution of any Claims made against or incurred by Bulls Brazil or any member of the Company Group relating to the Commercial Aviation Business, for a period of ten (10) years after the Closing (provided that Edwards shall retain the Books and Records with respect to Tax matters that are in the possession of Edwards or their respective Affiliates (other than the Company Group) at the Closing until the expiration of the applicable statute of limitations, including any extensions thereof, and to abide by all record retention agreements entered into with any Tax Authority), Edwards shall (i) retain the Books and Records relating to periods prior to the Closing which are in the possession of Edwards or its Affiliates (other than the Company Group) at the Closing and shall not otherwise have been delivered to Bulls Brazil, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of Bulls Brazil or the Company reasonable access (including the right to make, at the expense of the requesting Party, photocopies), for any reasonable purpose during normal business hours, to such Books and Records that are in the possession of Edwards or its respective Affiliates (other than the Company Group) at the Closing and have not otherwise been delivered to Bulls Brazil or the Company. (c) To the extent reasonably required by Bulls Brazil upon delivery of written notice to Edwards, Edwards shall cause the officers and employees of the members of the Edwards Group to fully cooperate with Bulls Brazil in connection with Assumed Product Liability Claims made against or incurred by Bulls Brazil or any member of the Company Group after the Closing Date, including by requiring such officers and employees with knowledge of matters relevant to an Assumed Product Liability Claim to communicate freely with Bulls Brazil with respect to such matters. 5.19 Insurance. As of the Closing Date, the Company Group shall have the right to make claims and receive proceeds in respect of any occurrence based insurance policies held by Edwards or any other member of the Edwards Group following the Closing and under which the Company Group or the Commercial Aviation Business is an insured (a “Covered Insurance Claim”), to the extent payable after the Closing in respect of (A) any of the Assumed Liabilities 88 5.18 Books and Records. (a) In order to facilitate the resolution of any Claims made against or incurred by Edwards in connection with the Commercial Aviation Business relating to the Pre- Closing Period, for a period of ten (10) years after the Closing (provided that Bulls Brazil shall cause the Company to retain the Books and Records with respect to Tax matters that are in the Company’s or its Subsidiaries’ possession at the Closing until the expiration of the applicable statute of limitations, including any extensions thereof, and to abide by all record retention agreements entered into by Edwards or its Affiliates with any Tax Authority with respect to the Commercial Aviation Business), Bulls Brazil shall (i) retain the Books and Records relating to the Pre-Closing Period that are in the Company’s or its Subsidiaries’ possession at the Closing and (ii) upon reasonable notice, afford the Representatives of Edwards reasonable access (including the right to make, at the expense of Edwards, photocopies), during normal business hours, to such Books and Records that are in the Company’s or its Subsidiaries’ possession at the Closing for any reasonable purpose. (b) In order to facilitate the resolution of any Claims made against or incurred by Bulls Brazil or any member of the Company Group relating to the Commercial Aviation Business, for a period of ten (10) years after the Closing (provided that Edwards shall retain the Books and Records with respect to Tax matters that are in the possession of Edwards or their respective Affiliates (other than the Company Group) at the Closing until the expiration of the applicable statute of limitations, including any extensions thereof, and to abide by all record retention agreements entered into with any Tax Authority), Edwards shall (i) retain the Books and Records relating to periods prior to the Closing which are in the possession of Edwards or its Affiliates (other than the Company Group) at the Closing and shall not otherwise have been delivered to Bulls Brazil, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of Bulls Brazil or the Company reasonable access (including the right to make, at the expense of the requesting Party, photocopies), for any reasonable purpose during normal business hours, to such Books and Records that are in the possession of Edwards or its respective Affiliates (other than the Company Group) at the Closing and have not otherwise been delivered to Bulls Brazil or the Company. (c) To the extent reasonably required by Bulls Brazil upon delivery of written notice to Edwards, Edwards shall cause the officers and employees of the members of the Edwards Group to fully cooperate with Bulls Brazil in connection with Assumed Product Liability Claims made against or incurred by Bulls Brazil or any member of the Company Group after the Closing Date, including by requiring such officers and employees with knowledge of matters relevant to an Assumed Product Liability Claim to communicate freely with Bulls Brazil with respect to such matters. 5.19 Insurance. As of the Closing Date, the Company Group shall have the right to make claims and receive proceeds in respect of any occurrence based insurance policies held by Edwards or any other member of the Edwards Group following the Closing and under which the Company Group or the Commercial Aviation Business is an insured (a “Covered Insurance Claim”), to the extent payable after the Closing in respect of (A) any of the Assumed Liabilities 88 or (B) any Loss relating to the condition of any of the Contributed Assets at the Closing that shall not have been remedied or repaired at the Closing or, if partially remedied or repaired, such portion of such benefits, rights or proceeds as corresponds to what remains to be remedied or repaired. To the extent required by Bulls Brazil, after the Closing, with respect to any act, omission, event or circumstance relating to the Company Group or the Commercial Aviation Business that occurred or existed prior to the Closing that is a Covered Insurance Claim, Edwards shall, or shall cause the applicable member of the Edwards Group to, upon the request of Bulls Brazil, the Company or a member of the Company Group, make such Covered Insurance Claim under such occurrence based policies subject only to the terms and conditions of such occurrence based policies to the extent such coverage is available and use commercially reasonable efforts to collect the insurance proceeds with respect thereto; provided that the Company Group shall (i) first notify Edwards (or a local Third Party claims administrator designated by Edwards in writing) of each such Covered Insurance Claim and (ii) be responsible for all costs incurred in pursuing such Covered Insurance Claim and any amount of a Covered Insurance Claim that falls below applicable deductibles or self-insured retentions. Edwards shall provide reasonable assistance, as may be reasonably requested by Bulls Brazil or the Company Group from time to time, in submitting a Covered Insurance Claim and in collecting the insurance proceeds with respect to a Covered Insurance Claim on behalf of the Company Group. Edwards and its Affiliates shall not commute or otherwise terminate any insurance policies that may provide coverage for a Covered Insurance Claim. 5.20 No Solicitation; No Hire. (a) For a period of twenty-four (24) months following the Closing (the “Non- Solicitation Period”), Edwards shall not, and shall cause its Affiliates not to, without the prior written consent of Bulls Brazil, directly or indirectly solicit, hire, enter into an agreement regarding the employment (or consultancy, secondment, or similar position) of, or employ or continue to employ, any Key Employee or any employee of the Company Group as of the Closing; provided that nothing in this Section 5.20(a) shall prohibit the solicitation or hiring of any such employees (other than Key Employees) (i) resulting from general advertisements for employment (including any recruitment efforts conducted by any recruitment agency, so long as neither Edwards nor any of its Affiliates has directed such recruitment efforts at such employee), (ii) if such employee approaches Edwards or its Affiliates on an unsolicited basis or (iii) following termination of such employee’s employment with the Company Group without any solicitation or encouragement by Edwards or its Affiliates. (b) During the Non-Solicitation Period, Bulls Brazil shall not, and shall cause its Affiliates not to, without the prior written consent of Edwards, directly or indirectly solicit, hire or enter into an agreement regarding the employment (or consultancy, secondment, or similar position) of any of the employees of Edwards or its Subsidiaries; provided that nothing in this Section 5.20(b) shall prohibit the solicitation or hiring of any such employee (i) resulting from general advertisements for employment (including any recruitment efforts conducted by any recruitment agency, so long as neither Bulls Brazil nor any of its Affiliates has directed such recruitment efforts at such employee), (ii) if such employee approaches Bulls Brazil or its Affiliates on an unsolicited basis or (iii) following termination of such employee’s employment with the Edwards Group, without 89 or (B) any Loss relating to the condition of any of the Contributed Assets at the Closing that shall not have been remedied or repaired at the Closing or, if partially remedied or repaired, such portion of such benefits, rights or proceeds as corresponds to what remains to be remedied or repaired. To the extent required by Bulls Brazil, after the Closing, with respect to any act, omission, event or circumstance relating to the Company Group or the Commercial Aviation Business that occurred or existed prior to the Closing that is a Covered Insurance Claim, Edwards shall, or shall cause the applicable member of the Edwards Group to, upon the request of Bulls Brazil, the Company or a member of the Company Group, make such Covered Insurance Claim under such occurrence based policies subject only to the terms and conditions of such occurrence based policies to the extent such coverage is available and use commercially reasonable efforts to collect the insurance proceeds with respect thereto; provided that the Company Group shall (i) first notify Edwards (or a local Third Party claims administrator designated by Edwards in writing) of each such Covered Insurance Claim and (ii) be responsible for all costs incurred in pursuing such Covered Insurance Claim and any amount of a Covered Insurance Claim that falls below applicable deductibles or self-insured retentions. Edwards shall provide reasonable assistance, as may be reasonably requested by Bulls Brazil or the Company Group from time to time, in submitting a Covered Insurance Claim and in collecting the insurance proceeds with respect to a Covered Insurance Claim on behalf of the Company Group. Edwards and its Affiliates shall not commute or otherwise terminate any insurance policies that may provide coverage for a Covered Insurance Claim. 5.20 No Solicitation; No Hire. (a) For a period of twenty-four (24) months following the Closing (the “Non- Solicitation Period”), Edwards shall not, and shall cause its Affiliates not to, without the prior written consent of Bulls Brazil, directly or indirectly solicit, hire, enter into an agreement regarding the employment (or consultancy, secondment, or similar position) of, or employ or continue to employ, any Key Employee or any employee of the Company Group as of the Closing; provided that nothing in this Section 5.20(a) shall prohibit the solicitation or hiring of any such employees (other than Key Employees) (i) resulting from general advertisements for employment (including any recruitment efforts conducted by any recruitment agency, so long as neither Edwards nor any of its Affiliates has directed such recruitment efforts at such employee), (ii) if such employee approaches Edwards or its Affiliates on an unsolicited basis or (iii) following termination of such employee’s employment with the Company Group without any solicitation or encouragement by Edwards or its Affiliates. (b) During the Non-Solicitation Period, Bulls Brazil shall not, and shall cause its Affiliates not to, without the prior written consent of Edwards, directly or indirectly solicit, hire or enter into an agreement regarding the employment (or consultancy, secondment, or similar position) of any of the employees of Edwards or its Subsidiaries; provided that nothing in this Section 5.20(b) shall prohibit the solicitation or hiring of any such employee (i) resulting from general advertisements for employment (including any recruitment efforts conducted by any recruitment agency, so long as neither Bulls Brazil nor any of its Affiliates has directed such recruitment efforts at such employee), (ii) if such employee approaches Bulls Brazil or its Affiliates on an unsolicited basis or (iii) following termination of such employee’s employment with the Edwards Group, without 89 any solicitation or encouragement by Bulls Brazil or its Affiliates (the “Bulls Brazil Non- Solicit”); and provided, further, that the Bulls Brazil Non-Solicit will cease to apply in its entirety and permanently if less than eighty percent (80%) of the aggregate number of Commercial Aviation Business Employees set forth on Schedule 5.20(b), are employed or otherwise retained by the Company Group at any time within the Non-Solicitation Period. In addition, the Bulls Brazil Non-Solicit shall cease to apply as to any employee category by function, or subfunction if there are multiple subfunctions listed within a function, set forth on Schedule 5.20(b), if less than the percentage of the Commercial Aviation Business Employees set forth on Schedule 5.20(b) with respect to such function or subfunction, as applicable, are employed or otherwise retained by the Company Group in such function or subfunction, as applicable, at any time within the Non-Solicitation Period, but only for so long as the number of Commercial Aviation Business Employees employed or otherwise retained by the Company Group with respect to such function or subfunction remains below the applicable percentage threshold for such function or subfunction. 5.21 Assumption of Deferred Prosecution Agreement. During the Pre-Closing Period, each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to obtain as promptly as practicable and, in any event, at least thirty (30) days prior to the Closing, any approval or authorization required pursuant to Paragraph 21 of the Deferred Prosecution Agreement. Effective as of the Closing, the Company shall assume and be bound by the obligations set forth in the Deferred Prosecution Agreement solely with respect to the Commercial Aviation Business in accordance with the requirements set forth in Paragraph 21 of the Deferred Prosecution Agreement. 5.22 Excluded Marks. (a) Bulls Brazil, for itself and its Affiliates (including the Company Group), acknowledges and agrees that (i) the Company Group is not purchasing, acquiring or otherwise obtaining any right, title or interest in and to the Excluded Marks, and (ii) other than as expressly provided in Section 5.22(b), as of the Closing, the Company Group shall not have (or have acquired or obtained) any rights in or to (or to adopt, use, register, or seek to register) any Excluded Marks, in any jurisdiction, either alone or in combination with any other Trademarks. (b) Effective as of the Closing, Edwards hereby grants to the Company Group, for a period of eighteen (18) months after the Closing, a limited, non-exclusive license to use the Excluded Marks solely as used in the conduct of the Commercial Aviation Business immediately prior to the Closing, as reasonably necessary to facilitate the transition by the Company Group to new names and marks for the Commercial Aviation Business. Bulls Brazil, on behalf of itself and its Affiliates (including the Company Group), agrees that as promptly as reasonably practicable following the Closing, but in any event no later than eighteen (18) months following the Closing, the Company Group shall cease and discontinue any and all uses of the Excluded Marks, either alone or in combination with other Trademarks. All goodwill generated by the Company Group’s use of the Excluded Marks pursuant to the foregoing license in this Section 5.22 shall inure to the benefit of Edwards and its Affiliates, for no additional 90 any solicitation or encouragement by Bulls Brazil or its Affiliates (the “Bulls Brazil Non- Solicit”); and provided, further, that the Bulls Brazil Non-Solicit will cease to apply in its entirety and permanently if less than eighty percent (80%) of the aggregate number of Commercial Aviation Business Employees set forth on Schedule 5.20(b), are employed or otherwise retained by the Company Group at any time within the Non-Solicitation Period. In addition, the Bulls Brazil Non-Solicit shall cease to apply as to any employee category by function, or subfunction if there are multiple subfunctions listed within a function, set forth on Schedule 5.20(b), if less than the percentage of the Commercial Aviation Business Employees set forth on Schedule 5.20(b) with respect to such function or subfunction, as applicable, are employed or otherwise retained by the Company Group in such function or subfunction, as applicable, at any time within the Non-Solicitation Period, but only for so long as the number of Commercial Aviation Business Employees employed or otherwise retained by the Company Group with respect to such function or subfunction remains below the applicable percentage threshold for such function or subfunction. 5.21 Assumption of Deferred Prosecution Agreement. During the Pre-Closing Period, each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to obtain as promptly as practicable and, in any event, at least thirty (30) days prior to the Closing, any approval or authorization required pursuant to Paragraph 21 of the Deferred Prosecution Agreement. Effective as of the Closing, the Company shall assume and be bound by the obligations set forth in the Deferred Prosecution Agreement solely with respect to the Commercial Aviation Business in accordance with the requirements set forth in Paragraph 21 of the Deferred Prosecution Agreement. 5.22 Excluded Marks. (a) Bulls Brazil, for itself and its Affiliates (including the Company Group), acknowledges and agrees that (i) the Company Group is not purchasing, acquiring or otherwise obtaining any right, title or interest in and to the Excluded Marks, and (ii) other than as expressly provided in Section 5.22(b), as of the Closing, the Company Group shall not have (or have acquired or obtained) any rights in or to (or to adopt, use, register, or seek to register) any Excluded Marks, in any jurisdiction, either alone or in combination with any other Trademarks. (b) Effective as of the Closing, Edwards hereby grants to the Company Group, for a period of eighteen (18) months after the Closing, a limited, non-exclusive license to use the Excluded Marks solely as used in the conduct of the Commercial Aviation Business immediately prior to the Closing, as reasonably necessary to facilitate the transition by the Company Group to new names and marks for the Commercial Aviation Business. Bulls Brazil, on behalf of itself and its Affiliates (including the Company Group), agrees that as promptly as reasonably practicable following the Closing, but in any event no later than eighteen (18) months following the Closing, the Company Group shall cease and discontinue any and all uses of the Excluded Marks, either alone or in combination with other Trademarks. All goodwill generated by the Company Group’s use of the Excluded Marks pursuant to the foregoing license in this Section 5.22 shall inure to the benefit of Edwards and its Affiliates, for no additional 90 consideration. Any use by the Company Group of any of the Excluded Marks as permitted in this Section 5.22 is subject to their use of the Excluded Marks in a form and manner, and with standards of quality, of that in effect for the Excluded Marks as of the Closing. (c) Notwithstanding Section 5.22(a) and Section 5.22(b), Bulls Brazil and its Affiliates have the right to use the Excluded Marks at all times after the Closing as and to the extent required by applicable Law, in a non-trademark sense to factually describe the transactions consummated hereby and the history of the Commercial Aviation Business and (subject to commercially reasonable efforts to exhaust or replace such collateral as soon as reasonably practicable) on legal and business documents and office collateral in existence as of the Closing Date. 5.23 MRO Contracts. Prior to the Closing, Bulls Brazil and Edwards shall negotiate in good faith a Contract to be entered into by the Company and Edwards at Closing covering the maintenance, repair and overhaul services set forth on Schedule 5.23, subject to Edwards’ satisfying cost, quality and control parameters; provided that the Company and Edwards shall be under no obligation to enter into such Contract if the Company and Edwards are unable to reach an agreement with respect to the final terms of such Contract before the Closing Date. 5.24 Company’s Rights Concerning the Contributed Assets. After the Closing, the Contributed Assets are property of the Company, regardless of the retention, possession or use of the Contributed Assets by the Edwards Group. The Parties acknowledge that the Contributed Assets are essential for the growth and development of the Commercial Aviation Business. Upon the occurrence of any Insolvency Event by or against Edwards: (i) at the Company’s discretion and upon delivery of a notice containing proper instructions and directions, Edwards irrevocably undertakes to, and shall take, all appropriate action to promptly return, or cause to be returned, to the Company any Contributed Asset that may be in Edwards’ or a Third Party’s possession, provided that Edwards irrevocably undertakes to abstain from taking any action or remedy seeking to contest, impede, delay or in any other way hinder the repossession of such Contributed Asset by the Company; and (ii) if the possession of any Contributed Assets is not transferred to the Company in accordance with clause (i), the Company shall be entitled to take control of all such Contributed Assets and operate and maintain them (the “Step-In Rights”). Should the Company decide to exercise its Step-In Rights, the Company shall give Edwards notice, which notice shall be effective and complied with immediately by Edwards. Upon the delivery of such notice to Edwards, Edwards shall cooperate fully with the Company to facilitate the Company’s effective exercise of its Step-In Rights, including (x) permitting and providing full access to Edwards’s facilities and related assets; (y) abstaining from managing Edwards’ business in any form that may compromise or impede the effective exercise of the Step-In Rights by the Company; and (z) directing Edwards’ employees to fully comply with Company’s instructions with respect to the Contributed Assets and performing all further acts as may be necessary in order to guarantee the exercise by the Company of the Step-In Rights. 5.25 IT Monitoring. Beginning as of the date hereof and until the Closing, Edwards shall (a) maintain the monitoring, alerting, and auditing of log files on all Edwards information technology systems; (b) implement, maintain, and comply with an end user communication protocol and procedure regarding targeted phishing and threats relating to viruses, worms, Trojan 91 consideration. Any use by the Company Group of any of the Excluded Marks as permitted in this Section 5.22 is subject to their use of the Excluded Marks in a form and manner, and with standards of quality, of that in effect for the Excluded Marks as of the Closing. (c) Notwithstanding Section 5.22(a) and Section 5.22(b), Bulls Brazil and its Affiliates have the right to use the Excluded Marks at all times after the Closing as and to the extent required by applicable Law, in a non-trademark sense to factually describe the transactions consummated hereby and the history of the Commercial Aviation Business and (subject to commercially reasonable efforts to exhaust or replace such collateral as soon as reasonably practicable) on legal and business documents and office collateral in existence as of the Closing Date. 5.23 MRO Contracts. Prior to the Closing, Bulls Brazil and Edwards shall negotiate in good faith a Contract to be entered into by the Company and Edwards at Closing covering the maintenance, repair and overhaul services set forth on Schedule 5.23, subject to Edwards’ satisfying cost, quality and control parameters; provided that the Company and Edwards shall be under no obligation to enter into such Contract if the Company and Edwards are unable to reach an agreement with respect to the final terms of such Contract before the Closing Date. 5.24 Company’s Rights Concerning the Contributed Assets. After the Closing, the Contributed Assets are property of the Company, regardless of the retention, possession or use of the Contributed Assets by the Edwards Group. The Parties acknowledge that the Contributed Assets are essential for the growth and development of the Commercial Aviation Business. Upon the occurrence of any Insolvency Event by or against Edwards: (i) at the Company’s discretion and upon delivery of a notice containing proper instructions and directions, Edwards irrevocably undertakes to, and shall take, all appropriate action to promptly return, or cause to be returned, to the Company any Contributed Asset that may be in Edwards’ or a Third Party’s possession, provided that Edwards irrevocably undertakes to abstain from taking any action or remedy seeking to contest, impede, delay or in any other way hinder the repossession of such Contributed Asset by the Company; and (ii) if the possession of any Contributed Assets is not transferred to the Company in accordance with clause (i), the Company shall be entitled to take control of all such Contributed Assets and operate and maintain them (the “Step-In Rights”). Should the Company decide to exercise its Step-In Rights, the Company shall give Edwards notice, which notice shall be effective and complied with immediately by Edwards. Upon the delivery of such notice to Edwards, Edwards shall cooperate fully with the Company to facilitate the Company’s effective exercise of its Step-In Rights, including (x) permitting and providing full access to Edwards’s facilities and related assets; (y) abstaining from managing Edwards’ business in any form that may compromise or impede the effective exercise of the Step-In Rights by the Company; and (z) directing Edwards’ employees to fully comply with Company’s instructions with respect to the Contributed Assets and performing all further acts as may be necessary in order to guarantee the exercise by the Company of the Step-In Rights. 5.25 IT Monitoring. Beginning as of the date hereof and until the Closing, Edwards shall (a) maintain the monitoring, alerting, and auditing of log files on all Edwards information technology systems; (b) implement, maintain, and comply with an end user communication protocol and procedure regarding targeted phishing and threats relating to viruses, worms, Trojan 91 horses, or similar disabling code or programs; (c) implement IT Assets and Edwards Proprietary Software configured to identify, monitor, record and analyze security events or incidents, (d) provide to Bulls Brazil evidence of compliance with the foregoing prior to the Closing; (e) for any malicious or suspicious activity detected by enhanced monitoring, provide evidence that a response occurred in a reasonable time and that steps were taken to identify root cause and close within a reasonable time (suggested evidence would include a record of date and time for detection, initial response, closure along with steps taken and root cause or other evidence deemed appropriate by Edwards); and (f) implement a forced change in passwords requiring each user to create a passphrase up to 64 characters with a minimum of 14, with lockout policy after 5 failed attempts; provided that Bulls Brazil shall bear any reasonable out-of-pocket incremental costs incurred by the Edwards Group in connection with compliance of clauses (c) and (e) of this Section 5.25. TM 5.26 OGMA. In the event that OGMA enters into any E2 Geared Turbofan (GTF) engine maintenance services agreement with United Technologies Corporation, Pratt & Whitney Division, Edwards shall cause OGMA to pay to the Company a royalty of three percent (3%) of the annual gross revenues arising out of or relating to such Contract. The royalty payment shall be made within thirty (30) days after the end of OGMA’s fiscal year, and shall be supported by a financial schedule that depicts the royalty payment calculation, including revenue totals by commercial airline or aircraft leasing customer. The Company shall have the right to examine, reproduce, and audit all financial records to the extent reasonably necessary to confirm the calculation of royalty payment. Edwards shall provide reasonable access to the books and records of OGMA to support the Company audit rights of the royalty calculation. 5.27 CA Business. During the Pre-Closing Period, Edwards shall cause each of the entities and businesses referred to in clauses (a) through (c) of the definition of Retained Businesses not to commence any CA Business or, to the extent any such entity or business conducts any CA Business as of the date hereof, not to add to or expand any such CA Business after the date hereof, other than the OGMA Geared TurbofanTM (GTF) activities. ARTICLE VI TAX MATTERS 6.01 Liability for Taxes. (a) Edwards shall be liable for any and all Taxes of the Company and each of the Company Subsidiaries for all Pre-Closing Tax Periods. Without duplication, Edwards shall be liable for all Taxes relating to the Contributed Assets and the Commercial Aviation Business for all Pre-Closing Tax Periods. (b) Apportioned Taxes shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (i) for Apportioned Taxes based upon or related to income or receipts, Edwards shall be responsible for the amount of such Apportioned Taxes that would be payable if the Straddle Period ended on the Closing Date. 92 horses, or similar disabling code or programs; (c) implement IT Assets and Edwards Proprietary Software configured to identify, monitor, record and analyze security events or incidents, (d) provide to Bulls Brazil evidence of compliance with the foregoing prior to the Closing; (e) for any malicious or suspicious activity detected by enhanced monitoring, provide evidence that a response occurred in a reasonable time and that steps were taken to identify root cause and close within a reasonable time (suggested evidence would include a record of date and time for detection, initial response, closure along with steps taken and root cause or other evidence deemed appropriate by Edwards); and (f) implement a forced change in passwords requiring each user to create a passphrase up to 64 characters with a minimum of 14, with lockout policy after 5 failed attempts; provided that Bulls Brazil shall bear any reasonable out-of-pocket incremental costs incurred by the Edwards Group in connection with compliance of clauses (c) and (e) of this Section 5.25. TM 5.26 OGMA. In the event that OGMA enters into any E2 Geared Turbofan (GTF) engine maintenance services agreement with United Technologies Corporation, Pratt & Whitney Division, Edwards shall cause OGMA to pay to the Company a royalty of three percent (3%) of the annual gross revenues arising out of or relating to such Contract. The royalty payment shall be made within thirty (30) days after the end of OGMA’s fiscal year, and shall be supported by a financial schedule that depicts the royalty payment calculation, including revenue totals by commercial airline or aircraft leasing customer. The Company shall have the right to examine, reproduce, and audit all financial records to the extent reasonably necessary to confirm the calculation of royalty payment. Edwards shall provide reasonable access to the books and records of OGMA to support the Company audit rights of the royalty calculation. 5.27 CA Business. During the Pre-Closing Period, Edwards shall cause each of the entities and businesses referred to in clauses (a) through (c) of the definition of Retained Businesses not to commence any CA Business or, to the extent any such entity or business conducts any CA Business as of the date hereof, not to add to or expand any such CA Business after the date hereof, other than the OGMA Geared TurbofanTM (GTF) activities. ARTICLE VI TAX MATTERS 6.01 Liability for Taxes. (a) Edwards shall be liable for any and all Taxes of the Company and each of the Company Subsidiaries for all Pre-Closing Tax Periods. Without duplication, Edwards shall be liable for all Taxes relating to the Contributed Assets and the Commercial Aviation Business for all Pre-Closing Tax Periods. (b) Apportioned Taxes shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (i) for Apportioned Taxes based upon or related to income or receipts, Edwards shall be responsible for the amount of such Apportioned Taxes that would be payable if the Straddle Period ended on the Closing Date. 92

(ii) for Apportioned Taxes measured by the amount or level of any item (including such Taxes as are measured by the amount of capital or the value of intangibles), Edwards shall be responsible for the amount of such Apportioned Taxes that are determined by multiplying (i) the amount or level of such items immediately prior to the Closing, by (ii) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. (iii) for all Apportioned Taxes not described in clauses (i) and (ii) above, Edwards shall be responsible for the amount of such Apportioned Taxes that are determined by multiplying (x) the amount of such Apportioned Taxes for the entire Straddle Period, by (y) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. 6.02 Preparation of Tax Returns and Payment of Taxes. (a) Pre-Closing Returns. Edwards shall prepare and timely file (or cause to be prepared and timely filed), taking into account extensions, all Tax Returns of or which include the Company Group, the Contributed Assets or the Commercial Aviation Business that are due on or prior to the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by applicable Law. Edwards shall pay or cause the Company Group to pay all Taxes with respect to such Tax Returns other than Taxes contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with IFRS. (b) Straddle Period and Post-Closing Returns. The Company shall prepare and timely file (or cause to be prepared and timely filed), taking into account extensions, all Tax Returns of or related to the Company Group, the Contributed Assets or the Commercial Aviation Business that are required to be filed after the Closing Date and which relate to Pre-Closing Tax Periods. Such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by applicable Law. If any such Tax Returns include Taxes that could be allocated to Edwards pursuant to this Article VI or Article XI, the Company shall provide Edwards with copies of any such Tax Returns at least twenty (20) Business Days prior to the date such Tax Returns are due (taking into account extensions) for Edwards’ review and comment and shall incorporate all reasonable comments of Edwards in good faith. All Taxes in respect of such Tax Returns shall be paid in accordance with the provisions of this Article VI and Article XI. 6.03 Cooperation. Each Party, and its respective Affiliates, shall make available to the other Party, its respective Affiliates, and its Representatives such records and information as such Party may reasonably request for the preparation of any Tax Returns or other similar governmental reports that are required to be filed by such Party, as well as such additional records as such Party may reasonably require for the defense of any Tax Contest concerning any such Tax Return or other similar governmental report or form, including executing and 93 (ii) for Apportioned Taxes measured by the amount or level of any item (including such Taxes as are measured by the amount of capital or the value of intangibles), Edwards shall be responsible for the amount of such Apportioned Taxes that are determined by multiplying (i) the amount or level of such items immediately prior to the Closing, by (ii) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. (iii) for all Apportioned Taxes not described in clauses (i) and (ii) above, Edwards shall be responsible for the amount of such Apportioned Taxes that are determined by multiplying (x) the amount of such Apportioned Taxes for the entire Straddle Period, by (y) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. 6.02 Preparation of Tax Returns and Payment of Taxes. (a) Pre-Closing Returns. Edwards shall prepare and timely file (or cause to be prepared and timely filed), taking into account extensions, all Tax Returns of or which include the Company Group, the Contributed Assets or the Commercial Aviation Business that are due on or prior to the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by applicable Law. Edwards shall pay or cause the Company Group to pay all Taxes with respect to such Tax Returns other than Taxes contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with IFRS. (b) Straddle Period and Post-Closing Returns. The Company shall prepare and timely file (or cause to be prepared and timely filed), taking into account extensions, all Tax Returns of or related to the Company Group, the Contributed Assets or the Commercial Aviation Business that are required to be filed after the Closing Date and which relate to Pre-Closing Tax Periods. Such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by applicable Law. If any such Tax Returns include Taxes that could be allocated to Edwards pursuant to this Article VI or Article XI, the Company shall provide Edwards with copies of any such Tax Returns at least twenty (20) Business Days prior to the date such Tax Returns are due (taking into account extensions) for Edwards’ review and comment and shall incorporate all reasonable comments of Edwards in good faith. All Taxes in respect of such Tax Returns shall be paid in accordance with the provisions of this Article VI and Article XI. 6.03 Cooperation. Each Party, and its respective Affiliates, shall make available to the other Party, its respective Affiliates, and its Representatives such records and information as such Party may reasonably request for the preparation of any Tax Returns or other similar governmental reports that are required to be filed by such Party, as well as such additional records as such Party may reasonably require for the defense of any Tax Contest concerning any such Tax Return or other similar governmental report or form, including executing and 93 delivering such powers of attorney and other documents to the extent necessary to carry out the provisions of this Section 6.03; provided that (i) neither Bulls Brazil nor any of its Affiliates (other than the Company and the Company Subsidiaries) shall be required to make available any such records and information as it relates to any affiliated, combined, unitary or aggregate group of Bulls Brazil or its Affiliates (other than the Company and the Company Subsidiaries) and (ii) neither Edwards nor any of its Affiliates (other than the Company and the Company Subsidiaries) shall be required to make available any such records and information as it relates to any affiliated, combined, unitary or aggregate group of Edwards or its Affiliates (other than the Company and the Company Subsidiaries), except to the extent relating to the Contributed Assets or the Commercial Aviation Business, and Edwards shall be entitled to redact any information contained in any such records and information as Edwards reasonably determines is not directly related to the Contributed Assets and Commercial Aviation Business. Any information obtained under this Section 6.03 shall be kept confidential except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting or defending any Tax Contest or (ii) with the consent of Edwards or Bulls Brazil, as the case may be. Bulls Brazil shall make available to Edwards such Tax Returns and information as reasonably required by Edwards to comply with its obligations under this Agreement; provided that neither Bulls Brazil nor any of its Affiliates (other than the Company and the Company Subsidiaries) shall be required to make available any such records and information as it relates to any affiliated, combined, unitary or aggregate group of Bulls Brazil or its Affiliates (other than the Company and the Company Subsidiaries). Notwithstanding anything herein to the contrary, no member of the Edwards Group shall have the right to review any information, documentation or other materials that are subject to the attorney client privilege or the privilege provided by Section 7525 of the Code. 6.04 Tax Contests. (a) After the Closing, the Company shall promptly forward to each of the Parties (and in each case, in any event, within thirty (30) days), all written notifications and other communications from any Governmental Authority relating to any Tax inquiry, audit, claim, assessment, infraction notice, court proceeding, or any examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or other dispute or judicial proceedings or review with respect to any Tax matter that affects any member of the Company Group, the Contributed Assets or the Commercial Aviation Business (a “Tax Contest”) if such Tax Contest could give rise to an Indemnified Tax. (b) Edwards shall have the sole right to control the defense, compromise, or other resolution of any Material Tax Contest, including responding to inquiries from any Tax Authority and settling the Material Tax Contest. The Company shall have the sole right to control the defense, compromise, or other resolution of any Tax Contest other than a Material Tax Contest that relates to a Pre-Closing Tax Period, including responding to inquiries from a Tax Authority and settling the Tax Contest. (c) Notwithstanding anything herein to the contrary, the party controlling a Tax Contest (including, for the avoidance of doubt, a Material Tax Contest) pursuant to Section 6.04(b) (“Controlling Party”) shall conduct and defend such Tax Contest 94 delivering such powers of attorney and other documents to the extent necessary to carry out the provisions of this Section 6.03; provided that (i) neither Bulls Brazil nor any of its Affiliates (other than the Company and the Company Subsidiaries) shall be required to make available any such records and information as it relates to any affiliated, combined, unitary or aggregate group of Bulls Brazil or its Affiliates (other than the Company and the Company Subsidiaries) and (ii) neither Edwards nor any of its Affiliates (other than the Company and the Company Subsidiaries) shall be required to make available any such records and information as it relates to any affiliated, combined, unitary or aggregate group of Edwards or its Affiliates (other than the Company and the Company Subsidiaries), except to the extent relating to the Contributed Assets or the Commercial Aviation Business, and Edwards shall be entitled to redact any information contained in any such records and information as Edwards reasonably determines is not directly related to the Contributed Assets and Commercial Aviation Business. Any information obtained under this Section 6.03 shall be kept confidential except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting or defending any Tax Contest or (ii) with the consent of Edwards or Bulls Brazil, as the case may be. Bulls Brazil shall make available to Edwards such Tax Returns and information as reasonably required by Edwards to comply with its obligations under this Agreement; provided that neither Bulls Brazil nor any of its Affiliates (other than the Company and the Company Subsidiaries) shall be required to make available any such records and information as it relates to any affiliated, combined, unitary or aggregate group of Bulls Brazil or its Affiliates (other than the Company and the Company Subsidiaries). Notwithstanding anything herein to the contrary, no member of the Edwards Group shall have the right to review any information, documentation or other materials that are subject to the attorney client privilege or the privilege provided by Section 7525 of the Code. 6.04 Tax Contests. (a) After the Closing, the Company shall promptly forward to each of the Parties (and in each case, in any event, within thirty (30) days), all written notifications and other communications from any Governmental Authority relating to any Tax inquiry, audit, claim, assessment, infraction notice, court proceeding, or any examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or other dispute or judicial proceedings or review with respect to any Tax matter that affects any member of the Company Group, the Contributed Assets or the Commercial Aviation Business (a “Tax Contest”) if such Tax Contest could give rise to an Indemnified Tax. (b) Edwards shall have the sole right to control the defense, compromise, or other resolution of any Material Tax Contest, including responding to inquiries from any Tax Authority and settling the Material Tax Contest. The Company shall have the sole right to control the defense, compromise, or other resolution of any Tax Contest other than a Material Tax Contest that relates to a Pre-Closing Tax Period, including responding to inquiries from a Tax Authority and settling the Tax Contest. (c) Notwithstanding anything herein to the contrary, the party controlling a Tax Contest (including, for the avoidance of doubt, a Material Tax Contest) pursuant to Section 6.04(b) (“Controlling Party”) shall conduct and defend such Tax Contest 94 diligently and in good faith. The Controlling Party shall (i) keep the other party reasonably apprised of the status of any such Tax Contest, (ii) provide copies of any written correspondence or other submissions received from any Tax Authority with respect to such Tax Contest to the other party, (iii) provide copies of any written correspondence to be provided to any Tax Authority in connection with such Tax Contest for review, and (iv) bear its own costs incurred in connection with defending, compromising or otherwise resolving the Tax Contest. The Controlling Party shall take the other party’s reasonable comments on government submissions and the strategy for defending the Tax Contest into consideration. Any decision by a Controlling Party to settle a Tax Contest that could give rise to an Indemnified Tax shall take into consideration reasonable comments and opinions by the Indemnifying Person, including any expert opinions from an internationally recognized law firm on the likelihood of loss of the respective Tax Contest. (d) Notwithstanding anything to the contrary contained in this Agreement, in the event of any conflict between any other provisions of this Agreement (including the provisions contained in Article XI) and this Section 6.04, the provisions of this Section 6.04 shall govern the conduct of all Tax Contests. 6.05 Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and/or the Contribution and the Capital Raise shall be borne and paid by Edwards. To the extent the Company is legally required or held responsible to pay any Transfer Taxes and file any Tax Returns and other documentation with respect to any Transfer Taxes, the Company shall file such Tax Returns and pay such Transfer Taxes and, for this purpose, Edwards shall reimburse the Company for such Transfer Taxes, plus any gross revenue Taxes applicable over such reimbursements, within five (5) Business Days of the due date of such Tax Return. 6.06 Section 338(g) Election Matters. Neither Bulls Brazil nor any of its Affiliates shall, without the prior written consent of Edwards, make or file an election under Section 338(g) of the Code (or any similar provision of state, local or foreign Law) with respect to Embraer Aircraft Customer Services, Inc. and Embraer Aircraft Maintenance Services, Inc. ARTICLE VII EMPLOYEES AND BENEFIT PLANS 7.01 Transfer of Employment. Prior to the Closing and subject to the Contribution Steps Plan, Sections 2.01 to 2.03, Sections 5.14(a) and 5.14(c) and Section 7.05(a), Edwards shall use reasonable best efforts and satisfy all applicable Laws such that, as of immediately prior to the Closing, (i) each Commercial Aviation Business Employee shall be employed by a member of the Company Group, whether by operation of applicable Laws governing employer succession, employer substitution or some other automatic transfer scheme, and (ii) only Commercial Aviation Business Employees are employed by the members of the Company Group. 95 diligently and in good faith. The Controlling Party shall (i) keep the other party reasonably apprised of the status of any such Tax Contest, (ii) provide copies of any written correspondence or other submissions received from any Tax Authority with respect to such Tax Contest to the other party, (iii) provide copies of any written correspondence to be provided to any Tax Authority in connection with such Tax Contest for review, and (iv) bear its own costs incurred in connection with defending, compromising or otherwise resolving the Tax Contest. The Controlling Party shall take the other party’s reasonable comments on government submissions and the strategy for defending the Tax Contest into consideration. Any decision by a Controlling Party to settle a Tax Contest that could give rise to an Indemnified Tax shall take into consideration reasonable comments and opinions by the Indemnifying Person, including any expert opinions from an internationally recognized law firm on the likelihood of loss of the respective Tax Contest. (d) Notwithstanding anything to the contrary contained in this Agreement, in the event of any conflict between any other provisions of this Agreement (including the provisions contained in Article XI) and this Section 6.04, the provisions of this Section 6.04 shall govern the conduct of all Tax Contests. 6.05 Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and/or the Contribution and the Capital Raise shall be borne and paid by Edwards. To the extent the Company is legally required or held responsible to pay any Transfer Taxes and file any Tax Returns and other documentation with respect to any Transfer Taxes, the Company shall file such Tax Returns and pay such Transfer Taxes and, for this purpose, Edwards shall reimburse the Company for such Transfer Taxes, plus any gross revenue Taxes applicable over such reimbursements, within five (5) Business Days of the due date of such Tax Return. 6.06 Section 338(g) Election Matters. Neither Bulls Brazil nor any of its Affiliates shall, without the prior written consent of Edwards, make or file an election under Section 338(g) of the Code (or any similar provision of state, local or foreign Law) with respect to Embraer Aircraft Customer Services, Inc. and Embraer Aircraft Maintenance Services, Inc. ARTICLE VII EMPLOYEES AND BENEFIT PLANS 7.01 Transfer of Employment. Prior to the Closing and subject to the Contribution Steps Plan, Sections 2.01 to 2.03, Sections 5.14(a) and 5.14(c) and Section 7.05(a), Edwards shall use reasonable best efforts and satisfy all applicable Laws such that, as of immediately prior to the Closing, (i) each Commercial Aviation Business Employee shall be employed by a member of the Company Group, whether by operation of applicable Laws governing employer succession, employer substitution or some other automatic transfer scheme, and (ii) only Commercial Aviation Business Employees are employed by the members of the Company Group. 95

7.02 Pre-Closing HRIMS, Payroll and Benefits; Pension Plan. (a) Edwards shall take all necessary actions to ensure that, prior to the Closing, the Company or a member of the Company Group, as the case may be, maintains and administers, separate from the other members of the Edwards Group and only with respect to Commercial Aviation Business Employees, self-sufficient human resource information management systems and payroll systems. To the extent administrators, record keepers or other service providers need to be engaged on behalf of or by the Company with respect to such systems, Edwards and the Company shall use reasonable best efforts and standards in contracting with such service providers, and Edwards shall provide to the Company the opportunity to review and comment on any terms of engagement and/or Contracts negotiated with such Third Parties, and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil to such documents. (b) Edwards shall take all necessary actions to ensure that, prior to the Closing, the Company or a member of the Company Group, as the case may be, maintains, sponsors, and administers, separate from the other members of the Edwards Group and only on behalf of Commercial Aviation Business Employees, except as provided herein, the same or substantially the same pension and health and welfare benefit programs as those currently sponsored by Edwards and offered to Commercial Aviation Business Employees, which shall be established in compliance with applicable Law, individual employment agreements, and Collective Arrangements (the “Company Group Benefit Plans”). Further, Edwards shall take all necessary actions to ensure that, prior to the Closing, Commercial Aviation Business Retirees are covered by an applicable Company Group Benefit Plan solely with respect to the provision of post- termination extension of health care that such retirees were eligible for under an applicable Edwards Benefit Plans immediately prior to the creation of the applicable Company Group Benefit Plan. To the extent Third Party providers, carriers, administrators, record keepers or other service providers need to be engaged on behalf of or by the Company with respect to such benefit programs, Edwards and the Company shall use reasonable best efforts and standards in contracting with such service providers, and Edwards shall provide to the Company the opportunity to review and comment on any terms of engagement and/or Contracts negotiated with such Third Parties, and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil to such documents. (c) Notwithstanding Section 7.02(b) and as provided in this Section 7.02(c), with respect to the private pension plan sponsored by Edwards in Brazil (“Edwards Pension Plan”), Edwards shall, and shall cause its Affiliates to, take all actions necessary, prior to the Closing, to enable the Company and the Company Group to remain a sponsor under the Edwards Pension Plan after the Closing and enable all Commercial Aviation Business Employees who become Continuing Employees to continue to participate in the Edwards Pension Plan after the Closing, including by obtaining all necessary regulatory and corporate approvals to amend the bylaws of the Embraer Prev – Sociedade de Previdência Complementar in order to provide that any company in which Edwards holds 96 7.02 Pre-Closing HRIMS, Payroll and Benefits; Pension Plan. (a) Edwards shall take all necessary actions to ensure that, prior to the Closing, the Company or a member of the Company Group, as the case may be, maintains and administers, separate from the other members of the Edwards Group and only with respect to Commercial Aviation Business Employees, self-sufficient human resource information management systems and payroll systems. To the extent administrators, record keepers or other service providers need to be engaged on behalf of or by the Company with respect to such systems, Edwards and the Company shall use reasonable best efforts and standards in contracting with such service providers, and Edwards shall provide to the Company the opportunity to review and comment on any terms of engagement and/or Contracts negotiated with such Third Parties, and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil to such documents. (b) Edwards shall take all necessary actions to ensure that, prior to the Closing, the Company or a member of the Company Group, as the case may be, maintains, sponsors, and administers, separate from the other members of the Edwards Group and only on behalf of Commercial Aviation Business Employees, except as provided herein, the same or substantially the same pension and health and welfare benefit programs as those currently sponsored by Edwards and offered to Commercial Aviation Business Employees, which shall be established in compliance with applicable Law, individual employment agreements, and Collective Arrangements (the “Company Group Benefit Plans”). Further, Edwards shall take all necessary actions to ensure that, prior to the Closing, Commercial Aviation Business Retirees are covered by an applicable Company Group Benefit Plan solely with respect to the provision of post- termination extension of health care that such retirees were eligible for under an applicable Edwards Benefit Plans immediately prior to the creation of the applicable Company Group Benefit Plan. To the extent Third Party providers, carriers, administrators, record keepers or other service providers need to be engaged on behalf of or by the Company with respect to such benefit programs, Edwards and the Company shall use reasonable best efforts and standards in contracting with such service providers, and Edwards shall provide to the Company the opportunity to review and comment on any terms of engagement and/or Contracts negotiated with such Third Parties, and Edwards shall consider in good faith all reasonable comments proposed by Bulls Brazil to such documents. (c) Notwithstanding Section 7.02(b) and as provided in this Section 7.02(c), with respect to the private pension plan sponsored by Edwards in Brazil (“Edwards Pension Plan”), Edwards shall, and shall cause its Affiliates to, take all actions necessary, prior to the Closing, to enable the Company and the Company Group to remain a sponsor under the Edwards Pension Plan after the Closing and enable all Commercial Aviation Business Employees who become Continuing Employees to continue to participate in the Edwards Pension Plan after the Closing, including by obtaining all necessary regulatory and corporate approvals to amend the bylaws of the Embraer Prev – Sociedade de Previdência Complementar in order to provide that any company in which Edwards holds 96 an equity interest is allowed to participate in the plan and has the authority set forth in item (i) below. (i) Edwards shall, and shall cause its Affiliates to, take all necessary steps, working with Embraer Prev – Sociedade de Previdência Complementar, the current manager of the Edwards Pension Plan, to ensure that the Company Group and its Affiliates, as of the Closing, have authority with respect to the design, operation and administration of the Edwards Pension Plan proportionate to its sponsorship of the Edwards Pension Plan. (ii) Edwards shall, and shall cause its Affiliates to, cooperate in the rebranding of the Edwards Pension Plan to reflect the Company as a sponsor. (iii) Edwards shall, and shall cause its Affiliates to, cooperate with the Company and its Affiliates, in the administration of the Edwards Pension Plan with respect to the participation of Continuing Employees under the Edwards Pension Plan. (iv) Notwithstanding anything hereto the contrary, nothing in this Section 7.02 shall obligate the Company or the Company Group to remain a sponsor of the Edwards Pension Plan for any specific period of time after Closing, and to the extent the Company or Company Group decides to initiate a transfer of management of the Edwards Pension Plan with respect to Continuing Employees to a new private pension plan entity to be maintained and sponsored by the Company or a member of the Company Group, Edwards shall, and shall cause its Affiliates to, cooperate in good faith with respect to all actions necessary to complete such transfer of management, including timely completing and satisfying any notice obligations and requirements necessary for a plan transfer, timely completing the transfer request to the National Superintendence of Supplementary Pension (PREVIC – Superintendência Nacional de Previdência Complementar), the transfer of assets and obligations from the Edwards Pension Plan (with respect to Commercial Aviation Business Employees only) to the Company pension plan, and any other requirement reasonably necessary or provided for by Law. (d) With respect to the creation of Company Group Benefit Plans under Sections 7.02(b) and 7.02(c), Edwards shall ensure that such plans do not have terms less favorable to the Company Group than the terms of the Edwards Benefit Plans with respect to the Edwards Group and that such plans do not include, are not assigned and do not assume any obligations other than are commercially reasonable with respect to the covered population of Commercial Aviation Business Employees or Commercial Aviation Business Retirees and subject to Sections 2.03(a)(iv) and 2.03(a)(v). 7.03 Post-Closing Benefits. During the twelve-month (12) period commencing at the Closing Date, Bulls Brazil shall provide, or shall cause an Affiliate of Bulls Brazil or a member of the Company Group to provide, to each Commercial Aviation Business Employee as of the Closing (such employees, the “Continuing Employees”), compensation and benefits that are in 97 an equity interest is allowed to participate in the plan and has the authority set forth in item (i) below. (i) Edwards shall, and shall cause its Affiliates to, take all necessary steps, working with Embraer Prev – Sociedade de Previdência Complementar, the current manager of the Edwards Pension Plan, to ensure that the Company Group and its Affiliates, as of the Closing, have authority with respect to the design, operation and administration of the Edwards Pension Plan proportionate to its sponsorship of the Edwards Pension Plan. (ii) Edwards shall, and shall cause its Affiliates to, cooperate in the rebranding of the Edwards Pension Plan to reflect the Company as a sponsor. (iii) Edwards shall, and shall cause its Affiliates to, cooperate with the Company and its Affiliates, in the administration of the Edwards Pension Plan with respect to the participation of Continuing Employees under the Edwards Pension Plan. (iv) Notwithstanding anything hereto the contrary, nothing in this Section 7.02 shall obligate the Company or the Company Group to remain a sponsor of the Edwards Pension Plan for any specific period of time after Closing, and to the extent the Company or Company Group decides to initiate a transfer of management of the Edwards Pension Plan with respect to Continuing Employees to a new private pension plan entity to be maintained and sponsored by the Company or a member of the Company Group, Edwards shall, and shall cause its Affiliates to, cooperate in good faith with respect to all actions necessary to complete such transfer of management, including timely completing and satisfying any notice obligations and requirements necessary for a plan transfer, timely completing the transfer request to the National Superintendence of Supplementary Pension (PREVIC – Superintendência Nacional de Previdência Complementar), the transfer of assets and obligations from the Edwards Pension Plan (with respect to Commercial Aviation Business Employees only) to the Company pension plan, and any other requirement reasonably necessary or provided for by Law. (d) With respect to the creation of Company Group Benefit Plans under Sections 7.02(b) and 7.02(c), Edwards shall ensure that such plans do not have terms less favorable to the Company Group than the terms of the Edwards Benefit Plans with respect to the Edwards Group and that such plans do not include, are not assigned and do not assume any obligations other than are commercially reasonable with respect to the covered population of Commercial Aviation Business Employees or Commercial Aviation Business Retirees and subject to Sections 2.03(a)(iv) and 2.03(a)(v). 7.03 Post-Closing Benefits. During the twelve-month (12) period commencing at the Closing Date, Bulls Brazil shall provide, or shall cause an Affiliate of Bulls Brazil or a member of the Company Group to provide, to each Commercial Aviation Business Employee as of the Closing (such employees, the “Continuing Employees”), compensation and benefits that are in 97 the aggregate, substantially comparable to the compensation and benefits being provided to either, in Bulls Brazil’s discretion, Commercial Aviation Business Employees as of the date of this Agreement or similarly situated employees of Bulls Brazil (in each case, without regard to any stock or equity-based compensation plans or programs, and any change in control, retention or severance benefits), subject to any applicable Law, individual employment agreement, or Collective Arrangement; provided that in all instances described above, subject to any applicable Law, individual employment agreement, or Collective Arrangement, Bulls Brazil, in its discretion, may provide such compensation and employee benefits to Continuing Employees under any of the Company Group Benefit Plans or Bulls Brazil’s or any of its Affiliate’s employee benefit plans. 7.04 Employees and Retention. (a) Schedule 7.04 sets forth the categories of Commercial Aviation Business Employees by function, including the number of such Commercial Aviation Business Employees by function as of the date hereof and the maximum and minimum number of such employees, by function, to be Commercial Aviation Business Employees at Closing. Prior to the Closing, Edwards and Bulls Brazil shall cooperate in good faith to identify the Edwards employees that will be transferred to or employed by the Company Group at Closing, which employees shall be reasonably satisfactory to Bulls Brazil. The Commercial Aviation Business Employees at Closing shall include, as to each of the functions set forth in Schedule 7.04, employees representing a mix of seniority, experience and performance (based on Edwards’ evaluations for 2017 and 2018, which shall be made available to Bulls Brazil as to all Commercial Aviation Business Employees) that is consistent with the mix of seniority, experience and performance of the Commercial Aviation Business Employees at the date hereof. (b) Edwards, to the extent requested by Bulls Brazil in writing and at Bulls Brazil’s sole expense, shall enter into, or cause a member of the Company Group to enter into, or permit Bulls Brazil to enter into, at or prior to Closing, retention agreements, substantially in the form provided by Bulls Brazil, with Commercial Aviation Business Employees as may be specifically requested prior to the Closing (the “Retention Program”); provided that such Retention Program shall provide that in the event the Closing does not occur, such retention agreements shall be null and void and no payments or benefits will be due under the Retention Program. 7.05 General Employment Provisions. (a) To the extent applicable, prior to the Closing, Edwards and its Affiliates shall complete, or cause to be completed, the information and consultation obligations required by applicable Law or Collective Arrangements concerning the transactions contemplated by this Agreement with respect to the Commercial Aviation Business Employees. (b) Edwards, the Company Group, and Bulls Brazil shall, and shall cause their respective Affiliates to, reasonably cooperate in (i) providing such information and assistance with the information and consultation processes with unions, works councils 98 the aggregate, substantially comparable to the compensation and benefits being provided to either, in Bulls Brazil’s discretion, Commercial Aviation Business Employees as of the date of this Agreement or similarly situated employees of Bulls Brazil (in each case, without regard to any stock or equity-based compensation plans or programs, and any change in control, retention or severance benefits), subject to any applicable Law, individual employment agreement, or Collective Arrangement; provided that in all instances described above, subject to any applicable Law, individual employment agreement, or Collective Arrangement, Bulls Brazil, in its discretion, may provide such compensation and employee benefits to Continuing Employees under any of the Company Group Benefit Plans or Bulls Brazil’s or any of its Affiliate’s employee benefit plans. 7.04 Employees and Retention. (a) Schedule 7.04 sets forth the categories of Commercial Aviation Business Employees by function, including the number of such Commercial Aviation Business Employees by function as of the date hereof and the maximum and minimum number of such employees, by function, to be Commercial Aviation Business Employees at Closing. Prior to the Closing, Edwards and Bulls Brazil shall cooperate in good faith to identify the Edwards employees that will be transferred to or employed by the Company Group at Closing, which employees shall be reasonably satisfactory to Bulls Brazil. The Commercial Aviation Business Employees at Closing shall include, as to each of the functions set forth in Schedule 7.04, employees representing a mix of seniority, experience and performance (based on Edwards’ evaluations for 2017 and 2018, which shall be made available to Bulls Brazil as to all Commercial Aviation Business Employees) that is consistent with the mix of seniority, experience and performance of the Commercial Aviation Business Employees at the date hereof. (b) Edwards, to the extent requested by Bulls Brazil in writing and at Bulls Brazil’s sole expense, shall enter into, or cause a member of the Company Group to enter into, or permit Bulls Brazil to enter into, at or prior to Closing, retention agreements, substantially in the form provided by Bulls Brazil, with Commercial Aviation Business Employees as may be specifically requested prior to the Closing (the “Retention Program”); provided that such Retention Program shall provide that in the event the Closing does not occur, such retention agreements shall be null and void and no payments or benefits will be due under the Retention Program. 7.05 General Employment Provisions. (a) To the extent applicable, prior to the Closing, Edwards and its Affiliates shall complete, or cause to be completed, the information and consultation obligations required by applicable Law or Collective Arrangements concerning the transactions contemplated by this Agreement with respect to the Commercial Aviation Business Employees. (b) Edwards, the Company Group, and Bulls Brazil shall, and shall cause their respective Affiliates to, reasonably cooperate in (i) providing such information and assistance with the information and consultation processes with unions, works councils 98 and other employee representative bodies and Governmental Authorities as is required or may be reasonably requested in connection with the transactions contemplated by this Agreement, and (ii) providing information and assistance with respect to effectuating the arrangements contemplated under the terms of this Agreement; provided that the Parties shall not be required to provide such information and assistance if providing such assistance or disclosing such information would violate any applicable Law (including privacy Laws) or Privacy Policies. (c) The Parties shall cause the Collective Arrangements to be assigned from Edwards or its Affiliates to members of the Company Group, where required by applicable Law. (d) The provisions of this Article VII are solely for the benefit of the Parties, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a Third Party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any terms and conditions of employment, employment agreement, Employee Benefit Plan or other employee benefit plan for any purpose. Nothing in this Article VII shall be construed, subject to applicable Law, to (i) limit the right of Edwards, Bulls Brazil or any of their respective Affiliates to amend or terminate any employment without just cause, Employee Benefit Plan or any other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan or (ii) require Bulls Brazil or any of its Affiliates to retain the employment of any particular Commercial Aviation Business Employee for any fixed period of time following the Closing Date. ARTICLE VIII CONDITIONS PRECEDENT TO CLOSING 8.01 Conditions to Each Party’s Obligation to Close. The respective obligations of each Party to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by each Party of the following conditions: (a) Second Golden Share Approval. The Second Golden Share Approval shall have been obtained in connection with the Shareholder Approval. (b) Shareholder Approval. The Shareholder Approval (other than the Second Golden Share Approval) shall have been obtained. (c) CADE Approval. Approval for the consummation of the transactions contemplated by this Agreement by CADE shall have been obtained and the term of fifteen (15) days counted as from the publication of the decision in the Official Gazette of Brazil shall have elapsed without any further condition or change. (d) HSR Waiting Period. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated. 99 and other employee representative bodies and Governmental Authorities as is required or may be reasonably requested in connection with the transactions contemplated by this Agreement, and (ii) providing information and assistance with respect to effectuating the arrangements contemplated under the terms of this Agreement; provided that the Parties shall not be required to provide such information and assistance if providing such assistance or disclosing such information would violate any applicable Law (including privacy Laws) or Privacy Policies. (c) The Parties shall cause the Collective Arrangements to be assigned from Edwards or its Affiliates to members of the Company Group, where required by applicable Law. (d) The provisions of this Article VII are solely for the benefit of the Parties, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a Third Party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any terms and conditions of employment, employment agreement, Employee Benefit Plan or other employee benefit plan for any purpose. Nothing in this Article VII shall be construed, subject to applicable Law, to (i) limit the right of Edwards, Bulls Brazil or any of their respective Affiliates to amend or terminate any employment without just cause, Employee Benefit Plan or any other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan or (ii) require Bulls Brazil or any of its Affiliates to retain the employment of any particular Commercial Aviation Business Employee for any fixed period of time following the Closing Date. ARTICLE VIII CONDITIONS PRECEDENT TO CLOSING 8.01 Conditions to Each Party’s Obligation to Close. The respective obligations of each Party to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by each Party of the following conditions: (a) Second Golden Share Approval. The Second Golden Share Approval shall have been obtained in connection with the Shareholder Approval. (b) Shareholder Approval. The Shareholder Approval (other than the Second Golden Share Approval) shall have been obtained. (c) CADE Approval. Approval for the consummation of the transactions contemplated by this Agreement by CADE shall have been obtained and the term of fifteen (15) days counted as from the publication of the decision in the Official Gazette of Brazil shall have elapsed without any further condition or change. (d) HSR Waiting Period. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated. 99

(e) Non-Brazil/U.S. Regulatory Approvals. Each of the notifications to, or Governmental Authorizations from, the Governmental Authorities set forth on Schedule 8.01(e) shall have been made or obtained, as described thereon. (f) No Injunctions. There shall not be in effect any Law or Order binding on a Party that prohibits the Closing. 8.02 Conditions to Bulls Brazil’s Obligation to Close. The obligations of Bulls Brazil to consummate the Closing are subject to the satisfaction (or waiver by Bulls Brazil) of each of the following conditions: (a) Contribution. The Contribution and the Post-Contribution Steps shall have been completed, in all material respects, in accordance with the Contribution Steps Plan, Sections 2.01 to 2.03 and Sections 5.14(a) and 5.14(c); provided that Bulls Brazil shall not be entitled to waive this Closing Condition until the later of (x) the date that all other Closing Conditions in Section 8.01 and this Section 8.02 (other than those Closing Conditions that by their nature cannot be satisfied until the Closing, but that would be capable of being satisfied if the Closing occurred on such date) have been satisfied and (y) the date that is twelve (12) months from the date hereof. (b) Accuracy of Fundamental R&W. (i) The representations and warranties of Edwards set forth in Sections 3.01(a), 3.01(b) and 3.01(e) (Existence of Edwards and the Company), Section 3.02 (Due Authorization), Section 3.03 (Governmental Authorizations for the Agreement), Section 3.04 (Capitalization of the Company Group; Company Joint Venture), Section 3.14 (Brokers), and Section 3.20(a) (No Edwards CAB Material Adverse Effect) shall be true and correct in all respects (other than de minimis inaccuracies) and (ii) the representations and warranties of Edwards set forth in Section 3.07 (Sufficiency of Assets; Title) and Section 3.23 (Anti-Bribery) shall be true and correct in all material respects, in the case of both clauses (i) and (ii), as of the date hereof and as of the Closing Date as if made on and as of such date, and except for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be so true and correct only as of such date. (c) Accuracy of Other R&W. All other representations and warranties of Edwards set forth in Article III (other than the representations and warranties of Edwards that are expressly set forth in Section 8.02(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Edwards CAB Material Adverse Effect” set forth herein) as of the date hereof and as of the Closing Date as if made on and as of such date, except (i) for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct only as of such date and (ii) where the failure of any such representations and warranties to be true and correct would not, and would not reasonably be expected to, result in an Edwards CAB Material Adverse Effect. 100 (e) Non-Brazil/U.S. Regulatory Approvals. Each of the notifications to, or Governmental Authorizations from, the Governmental Authorities set forth on Schedule 8.01(e) shall have been made or obtained, as described thereon. (f) No Injunctions. There shall not be in effect any Law or Order binding on a Party that prohibits the Closing. 8.02 Conditions to Bulls Brazil’s Obligation to Close. The obligations of Bulls Brazil to consummate the Closing are subject to the satisfaction (or waiver by Bulls Brazil) of each of the following conditions: (a) Contribution. The Contribution and the Post-Contribution Steps shall have been completed, in all material respects, in accordance with the Contribution Steps Plan, Sections 2.01 to 2.03 and Sections 5.14(a) and 5.14(c); provided that Bulls Brazil shall not be entitled to waive this Closing Condition until the later of (x) the date that all other Closing Conditions in Section 8.01 and this Section 8.02 (other than those Closing Conditions that by their nature cannot be satisfied until the Closing, but that would be capable of being satisfied if the Closing occurred on such date) have been satisfied and (y) the date that is twelve (12) months from the date hereof. (b) Accuracy of Fundamental R&W. (i) The representations and warranties of Edwards set forth in Sections 3.01(a), 3.01(b) and 3.01(e) (Existence of Edwards and the Company), Section 3.02 (Due Authorization), Section 3.03 (Governmental Authorizations for the Agreement), Section 3.04 (Capitalization of the Company Group; Company Joint Venture), Section 3.14 (Brokers), and Section 3.20(a) (No Edwards CAB Material Adverse Effect) shall be true and correct in all respects (other than de minimis inaccuracies) and (ii) the representations and warranties of Edwards set forth in Section 3.07 (Sufficiency of Assets; Title) and Section 3.23 (Anti-Bribery) shall be true and correct in all material respects, in the case of both clauses (i) and (ii), as of the date hereof and as of the Closing Date as if made on and as of such date, and except for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be so true and correct only as of such date. (c) Accuracy of Other R&W. All other representations and warranties of Edwards set forth in Article III (other than the representations and warranties of Edwards that are expressly set forth in Section 8.02(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Edwards CAB Material Adverse Effect” set forth herein) as of the date hereof and as of the Closing Date as if made on and as of such date, except (i) for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct only as of such date and (ii) where the failure of any such representations and warranties to be true and correct would not, and would not reasonably be expected to, result in an Edwards CAB Material Adverse Effect. 100

(d) Covenant Compliance. Edwards shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date. (e) No Edwards CAB Material Adverse Effect. Since the date of this Agreement, no Edwards CAB Material Adverse Effect shall have occurred. (f) Edwards and Company Closing Deliveries. Bulls Brazil shall have received all documents and other items to be delivered pursuant to Section 9.01 (except for de minimis deliveries) and all documents and other items to be delivered pursuant to Section 9.03. (g) Shareholder Approval. Bulls Brazil shall have received a copy of the Shareholder Approval. (h) No Legal Proceeding. There shall not be any Legal Proceeding filed or initiated by the Government of Brazil after the date hereof seeking to impose, or any Law promulgated or enacted by the Government of Brazil after the date hereof that imposes, on Bulls Parent, Bulls Brazil or the Company Group in relation to or in connection with the Closing or the other transactions contemplated by this Agreement and the Ancillary Agreements any burdens or costs (including through any changes or additions to the terms and conditions of this Agreement and the Ancillary Agreements) that, in the aggregate, are greater (in absolute amount) than sought to be imposed on the Edwards Group (excluding the Company Group) in such Legal Proceeding, or imposed on the Edwards Group (excluding the Company Group) under such Law. (i) Consents and Authorizations. Edwards shall have delivered, or caused to be delivered, to Bulls Brazil each of the Required Consents and Governmental Authorizations as set forth on Schedule 8.02(i). (j) Key Employees. At least forty (40) of the Key Employees shall have entered into retention agreements or other arrangements in the form attached hereto as, or as otherwise described on, Exhibit M, with any modifications as may be satisfactory to Bulls Brazil in its discretion. (k) Closing of the Contribution Agreement. The closing of the transactions contemplated by the Contribution Agreement (the “KC JV Closing”) shall have been consummated concurrently with the closing of the transactions contemplated by this Agreement; provided that the KC JV Closing shall not be a condition to the obligations of Bulls Brazil to consummate the Closing if the failure of the KC JV Closing to occur shall have been caused by a breach of the Contribution Agreement by Bulls Brazil or its Affiliates. (l) Closing Certificate. Bulls Brazil shall have received a certificate, dated as of the Closing Date and signed by an Edwards Executive Officer, to the effect that the conditions set forth in Sections 8.02(a) through (e) have been satisfied. 101 (d) Covenant Compliance. Edwards shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date. (e) No Edwards CAB Material Adverse Effect. Since the date of this Agreement, no Edwards CAB Material Adverse Effect shall have occurred. (f) Edwards and Company Closing Deliveries. Bulls Brazil shall have received all documents and other items to be delivered pursuant to Section 9.01 (except for de minimis deliveries) and all documents and other items to be delivered pursuant to Section 9.03. (g) Shareholder Approval. Bulls Brazil shall have received a copy of the Shareholder Approval. (h) No Legal Proceeding. There shall not be any Legal Proceeding filed or initiated by the Government of Brazil after the date hereof seeking to impose, or any Law promulgated or enacted by the Government of Brazil after the date hereof that imposes, on Bulls Parent, Bulls Brazil or the Company Group in relation to or in connection with the Closing or the other transactions contemplated by this Agreement and the Ancillary Agreements any burdens or costs (including through any changes or additions to the terms and conditions of this Agreement and the Ancillary Agreements) that, in the aggregate, are greater (in absolute amount) than sought to be imposed on the Edwards Group (excluding the Company Group) in such Legal Proceeding, or imposed on the Edwards Group (excluding the Company Group) under such Law. (i) Consents and Authorizations. Edwards shall have delivered, or caused to be delivered, to Bulls Brazil each of the Required Consents and Governmental Authorizations as set forth on Schedule 8.02(i). (j) Key Employees. At least forty (40) of the Key Employees shall have entered into retention agreements or other arrangements in the form attached hereto as, or as otherwise described on, Exhibit M, with any modifications as may be satisfactory to Bulls Brazil in its discretion. (k) Closing of the Contribution Agreement. The closing of the transactions contemplated by the Contribution Agreement (the “KC JV Closing”) shall have been consummated concurrently with the closing of the transactions contemplated by this Agreement; provided that the KC JV Closing shall not be a condition to the obligations of Bulls Brazil to consummate the Closing if the failure of the KC JV Closing to occur shall have been caused by a breach of the Contribution Agreement by Bulls Brazil or its Affiliates. (l) Closing Certificate. Bulls Brazil shall have received a certificate, dated as of the Closing Date and signed by an Edwards Executive Officer, to the effect that the conditions set forth in Sections 8.02(a) through (e) have been satisfied. 101

8.03 Conditions to Edwards’ Obligation to Close. The obligations of Edwards to consummate the Closing are subject to the satisfaction or waiver by Edwards of the following conditions: (a) Accuracy of Fundamental R&W. The representations and warranties of Bulls Brazil set forth in Section 4.01 (Existence of Bulls Brazil and Bulls Parent), Section 4.02 (Due Authorization) and Section 4.06 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date, except for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct in all respects only as of such date. (b) Accuracy of Other R&W. The representations and warranties of Bulls Brazil contained in Article IV (other than the representations and warranties of Bulls Brazil that are expressly set forth in Section 8.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Bulls Material Adverse Effect” set forth herein) as of the date hereof and as of the Closing Date as if made on and as of such date, except (i) for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct as of such date and (ii) where the failure of any such representations and warranties to be true and correct would not, and would not reasonably be expected to, result in a Bulls Material Adverse Effect. (c) Covenant Compliance. Bulls Brazil shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date. (d) Closing of the Contribution Agreement. The KC JV Closing shall have been consummated concurrently with the closing of the transactions contemplated by this Agreement; provided that the KC JV Closing shall not be a condition to the obligations of Edwards to consummate the Closing if the failure of the KC JV Closing to occur shall have been caused by a breach of the Contribution Agreement by Edwards or its Affiliates. (e) Closing Certificate. Edwards shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Bulls Brazil, to the effect that the conditions set forth in Sections 8.03(a) through (c) have been satisfied. (f) Bulls Brazil Closing Deliveries. Edwards and the Company, as the case may be, shall have received all documents and other items to be delivered pursuant to Section 9.02 and Section 9.04. ARTICLE IX CLOSING DELIVERIES 9.01 Deliveries by Edwards to Bulls Brazil. At the Closing, Edwards shall deliver, or cause to be delivered, to Bulls Brazil each the following: 102 8.03 Conditions to Edwards’ Obligation to Close. The obligations of Edwards to consummate the Closing are subject to the satisfaction or waiver by Edwards of the following conditions: (a) Accuracy of Fundamental R&W. The representations and warranties of Bulls Brazil set forth in Section 4.01 (Existence of Bulls Brazil and Bulls Parent), Section 4.02 (Due Authorization) and Section 4.06 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date, except for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct in all respects only as of such date. (b) Accuracy of Other R&W. The representations and warranties of Bulls Brazil contained in Article IV (other than the representations and warranties of Bulls Brazil that are expressly set forth in Section 8.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Bulls Material Adverse Effect” set forth herein) as of the date hereof and as of the Closing Date as if made on and as of such date, except (i) for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct as of such date and (ii) where the failure of any such representations and warranties to be true and correct would not, and would not reasonably be expected to, result in a Bulls Material Adverse Effect. (c) Covenant Compliance. Bulls Brazil shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date. (d) Closing of the Contribution Agreement. The KC JV Closing shall have been consummated concurrently with the closing of the transactions contemplated by this Agreement; provided that the KC JV Closing shall not be a condition to the obligations of Edwards to consummate the Closing if the failure of the KC JV Closing to occur shall have been caused by a breach of the Contribution Agreement by Edwards or its Affiliates. (e) Closing Certificate. Edwards shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Bulls Brazil, to the effect that the conditions set forth in Sections 8.03(a) through (c) have been satisfied. (f) Bulls Brazil Closing Deliveries. Edwards and the Company, as the case may be, shall have received all documents and other items to be delivered pursuant to Section 9.02 and Section 9.04. ARTICLE IX CLOSING DELIVERIES 9.01 Deliveries by Edwards to Bulls Brazil. At the Closing, Edwards shall deliver, or cause to be delivered, to Bulls Brazil each the following: 102

(a) any and all documents and forms necessary for the transfer, assignment and delivery of the Selling Shares, duly executed by Edwards, including the Corporate Books; (b) the minute and attendance books, stock ledgers and registers and corporate seals, if any, of the Company and any of its Subsidiaries (which shall have been duly signed, revised and updated for all events up until the Closing Date) in the possession of Edwards (it being understood that any such minute and attendance books, stock ledgers and registers and corporate seals in the possession of the Company or any of its Subsidiaries shall remain with such Person and not be delivered to Bulls Brazil); (c) each Ancillary Agreement to which Edwards or one or more of its Affiliates are contemplated to be a party, duly executed by such Persons; (d) documentation evidencing that the Encumbrances (other than Permitted Encumbrances) that are applicable to the Contributed Assets and are set forth on Schedule 9.01(d) have been, or immediately upon the occurrence of the Closing shall be, released and terminated; (e) a certificate from the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP), dated no earlier than five (5) days prior to the Closing Date, as to the legal existence of the Company; (f) the certificate referred to in Section 8.02(l), duly executed by an Edwards Executive Officer; and (g) executed and, to the extent applicable, filed and registered, copies of all material Contribution documents required by the Contribution Steps Plan. 9.02 Deliveries by Bulls Brazil to Edwards. At the Closing, Bulls Brazil shall deliver, or cause to be delivered, to Edwards each of the following: (a) the Closing Date Payment pursuant to, and in accordance with, Section 2.04; (b) each Ancillary Agreement to which Bulls Brazil or one or more of its Affiliates are contemplated to be a party, duly executed by such Persons; (c) a Permitted Transferee Joinder Agreement (as defined in the Shareholders’ Agreement), duly executed by the Affiliate of Bulls Brazil that acquires 100% of the redeemable preferred shares constituting Selling Shares pursuant to Section 2.04(a)(ii); and (d) the certificate referred to in Section 8.03(e), duly executed by an executive officer of Bulls Brazil. 9.03 Deliveries by the Company to Bulls Brazil. At the Closing, the Company shall deliver, or cause to be delivered, to Bulls Brazil each of the following: 103 (a) any and all documents and forms necessary for the transfer, assignment and delivery of the Selling Shares, duly executed by Edwards, including the Corporate Books; (b) the minute and attendance books, stock ledgers and registers and corporate seals, if any, of the Company and any of its Subsidiaries (which shall have been duly signed, revised and updated for all events up until the Closing Date) in the possession of Edwards (it being understood that any such minute and attendance books, stock ledgers and registers and corporate seals in the possession of the Company or any of its Subsidiaries shall remain with such Person and not be delivered to Bulls Brazil); (c) each Ancillary Agreement to which Edwards or one or more of its Affiliates are contemplated to be a party, duly executed by such Persons; (d) documentation evidencing that the Encumbrances (other than Permitted Encumbrances) that are applicable to the Contributed Assets and are set forth on Schedule 9.01(d) have been, or immediately upon the occurrence of the Closing shall be, released and terminated; (e) a certificate from the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP), dated no earlier than five (5) days prior to the Closing Date, as to the legal existence of the Company; (f) the certificate referred to in Section 8.02(l), duly executed by an Edwards Executive Officer; and (g) executed and, to the extent applicable, filed and registered, copies of all material Contribution documents required by the Contribution Steps Plan. 9.02 Deliveries by Bulls Brazil to Edwards. At the Closing, Bulls Brazil shall deliver, or cause to be delivered, to Edwards each of the following: (a) the Closing Date Payment pursuant to, and in accordance with, Section 2.04; (b) each Ancillary Agreement to which Bulls Brazil or one or more of its Affiliates are contemplated to be a party, duly executed by such Persons; (c) a Permitted Transferee Joinder Agreement (as defined in the Shareholders’ Agreement), duly executed by the Affiliate of Bulls Brazil that acquires 100% of the redeemable preferred shares constituting Selling Shares pursuant to Section 2.04(a)(ii); and (d) the certificate referred to in Section 8.03(e), duly executed by an executive officer of Bulls Brazil. 9.03 Deliveries by the Company to Bulls Brazil. At the Closing, the Company shall deliver, or cause to be delivered, to Bulls Brazil each of the following: 103

(a) any and all documents and forms necessary for the delivery of the Issued Shares, including the subscription bulletin for the Issued Shares executed by the Company; (b) a copy of the duly executed and approved minutes of the Closing Shareholders’ Meeting; and (c) a copy of the duly executed and approved minutes of the Board of Directors of the Company appointing the new officers of the Company. 9.04 Deliveries by Bulls Brazil to the Company. At the Closing, Bulls Brazil shall deliver, or cause to be delivered, to the Company each of the following: (a) the duly executed subscription bulletin for the Issued Shares; and (b) the Capital Raise Amount pursuant to, and in accordance with, Section 2.04. ARTICLE X TERMINATION 10.01 Termination. This Agreement may be terminated at any time prior to the Closing: (a) By the mutual written agreement of Edwards and Bulls Brazil; (b) By either Edwards or Bulls Brazil: (i) if the Closing shall not have occurred on or before the date that is fifteen (15) months after the date hereof (the “Initial Termination Date”); provided that (A) if on such date any of the Closing Conditions set forth in Sections 8.01(c), 8.01(d), 8.01(e) and, to the extent relating to Antitrust Law, 8.01(f), shall not have been satisfied or waived by Bulls Brazil or Edwards but all other Closing Conditions shall have been satisfied (other than those Closing Conditions that by their nature cannot be satisfied until the Closing, but that would be capable of being satisfied if the Closing occurred on the Initial Termination Date) or waived by the Party then entitled to give such waiver (to the extent permitted by applicable Law), then each Party shall have the right, by delivery of a written notice to the other Party, to extend the Initial Termination Date to 11:59 p.m. (São Paulo time) on the date that is twenty-one (21) months after the date hereof and (B) if on the Initial Termination Date the Closing Condition set forth in Section 8.03(d) shall not have been satisfied as a result of the closing condition in Section 6.1(b) of the Contribution Agreement not having been satisfied but all other Closing Conditions shall have been satisfied (other than (x) those Closing Conditions that by their nature cannot be satisfied until the Closing, but that would be capable of being satisfied if the Closing occurred on the Initial Termination Date, or (y) any of the Closing Conditions set forth in Sections 8.01(c), 8.01(d), 8.01(e) and, to the extent relating to Antitrust Law, 104 (a) any and all documents and forms necessary for the delivery of the Issued Shares, including the subscription bulletin for the Issued Shares executed by the Company; (b) a copy of the duly executed and approved minutes of the Closing Shareholders’ Meeting; and (c) a copy of the duly executed and approved minutes of the Board of Directors of the Company appointing the new officers of the Company. 9.04 Deliveries by Bulls Brazil to the Company. At the Closing, Bulls Brazil shall deliver, or cause to be delivered, to the Company each of the following: (a) the duly executed subscription bulletin for the Issued Shares; and (b) the Capital Raise Amount pursuant to, and in accordance with, Section 2.04. ARTICLE X TERMINATION 10.01 Termination. This Agreement may be terminated at any time prior to the Closing: (a) By the mutual written agreement of Edwards and Bulls Brazil; (b) By either Edwards or Bulls Brazil: (i) if the Closing shall not have occurred on or before the date that is fifteen (15) months after the date hereof (the “Initial Termination Date”); provided that (A) if on such date any of the Closing Conditions set forth in Sections 8.01(c), 8.01(d), 8.01(e) and, to the extent relating to Antitrust Law, 8.01(f), shall not have been satisfied or waived by Bulls Brazil or Edwards but all other Closing Conditions shall have been satisfied (other than those Closing Conditions that by their nature cannot be satisfied until the Closing, but that would be capable of being satisfied if the Closing occurred on the Initial Termination Date) or waived by the Party then entitled to give such waiver (to the extent permitted by applicable Law), then each Party shall have the right, by delivery of a written notice to the other Party, to extend the Initial Termination Date to 11:59 p.m. (São Paulo time) on the date that is twenty-one (21) months after the date hereof and (B) if on the Initial Termination Date the Closing Condition set forth in Section 8.03(d) shall not have been satisfied as a result of the closing condition in Section 6.1(b) of the Contribution Agreement not having been satisfied but all other Closing Conditions shall have been satisfied (other than (x) those Closing Conditions that by their nature cannot be satisfied until the Closing, but that would be capable of being satisfied if the Closing occurred on the Initial Termination Date, or (y) any of the Closing Conditions set forth in Sections 8.01(c), 8.01(d), 8.01(e) and, to the extent relating to Antitrust Law, 104

8.01(f)) or waived by the Party then entitled to give such waiver (to the extent permitted by applicable Law), then Bulls Brazil shall have the right, by delivery of a written notice to Edwards, to extend the Initial Termination Date to 11:59 p.m. (São Paulo time) on the date that is twenty-one (21) months after the date hereof; provided that Bulls Brazil shall not be entitled to extend the Initial Termination Date pursuant to this clause (B) if Bulls Brazil would not be entitled to assert the failure of the condition set forth in Section 6.1(b) of the Contribution Agreement to be satisfied as the basis for not effectuating the Closing (as defined in the Contribution Agreement) pursuant to the terms of Section 6.1(b) of the Contribution Agreement (for purposes of this Agreement, the term “Termination Date” shall mean the Initial Termination Date, unless the Initial Termination Date has been extended pursuant to clause (A) or (B) of this proviso, in which case the term “Termination Date” shall mean the date to which the Initial Termination Date has been so extended); provided, further, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to any Party seeking to terminate if such Party has materially breached any of its representations, warranties, covenants, agreements or other obligations under this Agreement and such material breach proximately caused the failure of the Closing to occur on or before the Termination Date; (ii) if there shall be any Regulatory Requirement or Law in effect that is binding on a Party and prohibits or permanently enjoins the Closing or the other transactions contemplated by this Agreement and the Ancillary Agreements, in each case, which Regulatory Requirement shall have become final and non- appealable; provided that (A) the Party seeking to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall have performed and complied with in all material respects its obligations under this Agreement to challenge and eliminate such Regulatory Requirement or Law, including under Section 5.05 and Section 5.08(a); and (B) except in the event of a judicial decision that is final and non- appealable, such termination right shall not be available until the earlier of (x) six (months) following the date such Law or Regulatory Requirement shall have come into effect and (y) the Termination Date; or (iii) if the Shareholder Meeting is convened with the presence of shareholders constituting a quorum pursuant to Edwards’ Governing Documents and, at such meeting (or at any reconvened meeting, in the case of any adjournment thereof pursuant to this Agreement), the Shareholder Vote Proposals fail to receive the Shareholder Approval. (c) by Bulls Brazil: (i) if Edwards is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties set forth in Article III hereof, which breach or inaccuracy (x) would result in any Closing Condition set forth in Section 8.02 not being satisfied, and (y) by its nature cannot be cured or has not th been cured by Edwards, as the case may be, by the earlier of (A) the tenth (10) 105 8.01(f)) or waived by the Party then entitled to give such waiver (to the extent permitted by applicable Law), then Bulls Brazil shall have the right, by delivery of a written notice to Edwards, to extend the Initial Termination Date to 11:59 p.m. (São Paulo time) on the date that is twenty-one (21) months after the date hereof; provided that Bulls Brazil shall not be entitled to extend the Initial Termination Date pursuant to this clause (B) if Bulls Brazil would not be entitled to assert the failure of the condition set forth in Section 6.1(b) of the Contribution Agreement to be satisfied as the basis for not effectuating the Closing (as defined in the Contribution Agreement) pursuant to the terms of Section 6.1(b) of the Contribution Agreement (for purposes of this Agreement, the term “Termination Date” shall mean the Initial Termination Date, unless the Initial Termination Date has been extended pursuant to clause (A) or (B) of this proviso, in which case the term “Termination Date” shall mean the date to which the Initial Termination Date has been so extended); provided, further, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to any Party seeking to terminate if such Party has materially breached any of its representations, warranties, covenants, agreements or other obligations under this Agreement and such material breach proximately caused the failure of the Closing to occur on or before the Termination Date; (ii) if there shall be any Regulatory Requirement or Law in effect that is binding on a Party and prohibits or permanently enjoins the Closing or the other transactions contemplated by this Agreement and the Ancillary Agreements, in each case, which Regulatory Requirement shall have become final and non- appealable; provided that (A) the Party seeking to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall have performed and complied with in all material respects its obligations under this Agreement to challenge and eliminate such Regulatory Requirement or Law, including under Section 5.05 and Section 5.08(a); and (B) except in the event of a judicial decision that is final and non- appealable, such termination right shall not be available until the earlier of (x) six (months) following the date such Law or Regulatory Requirement shall have come into effect and (y) the Termination Date; or (iii) if the Shareholder Meeting is convened with the presence of shareholders constituting a quorum pursuant to Edwards’ Governing Documents and, at such meeting (or at any reconvened meeting, in the case of any adjournment thereof pursuant to this Agreement), the Shareholder Vote Proposals fail to receive the Shareholder Approval. (c) by Bulls Brazil: (i) if Edwards is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties set forth in Article III hereof, which breach or inaccuracy (x) would result in any Closing Condition set forth in Section 8.02 not being satisfied, and (y) by its nature cannot be cured or has not th been cured by Edwards, as the case may be, by the earlier of (A) the tenth (10) 105

Business Day immediately prior to the Termination Date and (B) the date that is ninety (90) days after Edwards’ receipt of written notice of such breach or inaccuracy from Bulls Brazil; provided that Bulls Brazil is not then in material breach of its representations, warranties, covenants, agreements or other obligations contained in this Agreement; (ii) if all Closing Conditions shall have been satisfied other than the Closing Condition in Section 8.02(h) or Section 8.01(c) and those Closing Conditions that by their nature cannot be satisfied until the Closing (but that would be capable of being satisfied at the Closing); (iii) if the Edwards Board shall have (x) failed to include the Voting Recommendation in the Shareholder Meeting Materials when mailed or (y) at any time prior to obtaining the Shareholder Approval, makes an Adverse Recommendation Change in respect of the Shareholder Vote Proposals; or (iv) if the Shareholder Approval shall not have been obtained on or prior to February 28, 2019, provided that Bulls Brazil shall cease to have the right to terminate this Agreement pursuant to this Section 10.01(c)(iv) once the Shareholder Approval has been obtained. (d) by Edwards, if Bulls Brazil is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties set forth in Article IV hereof, which breach or inaccuracy (i) would result in any Closing Condition set forth in Section 8.03 not being satisfied, and (ii) by its nature cannot be cured or has not been th cured by Bulls Brazil, as the case may be, by the earlier of (A) the tenth (10) Business Day immediately prior to the Termination Date and (B) the date that is ninety (90) days after Bulls Brazil’s receipt of written notice of such breach or inaccuracy from Edwards; provided that Edwards is not then in material breach of its representations, warranties, covenants, agreements or other obligations contained in this Agreement. 10.02 Effect of Termination. In the event of the termination of this Agreement by a Party as provided in this Article X, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall immediately become void and of no effect, without any Liability on the part of any Party other than (a) as set forth in Section 10.03; provided that this Section 10.02, Section 10.03, Article I and Article XII (in each case subject to the limitations set forth therein) which shall survive termination of this Agreement, and (b) Liability of any Party (whether or not the terminating Party) for any Willful Breach of this Agreement prior to such termination, which Liabilities shall survive the termination of this Agreement. 10.03 Termination Fees. (a) If this Agreement is terminated by Bulls Brazil pursuant to Section 10.01(c)(iii) or by Edwards pursuant to Section 10.01(b)(iii) after having made an Adverse Recommendation Change, Edwards shall, concurrently with such termination in 106 Business Day immediately prior to the Termination Date and (B) the date that is ninety (90) days after Edwards’ receipt of written notice of such breach or inaccuracy from Bulls Brazil; provided that Bulls Brazil is not then in material breach of its representations, warranties, covenants, agreements or other obligations contained in this Agreement; (ii) if all Closing Conditions shall have been satisfied other than the Closing Condition in Section 8.02(h) or Section 8.01(c) and those Closing Conditions that by their nature cannot be satisfied until the Closing (but that would be capable of being satisfied at the Closing); (iii) if the Edwards Board shall have (x) failed to include the Voting Recommendation in the Shareholder Meeting Materials when mailed or (y) at any time prior to obtaining the Shareholder Approval, makes an Adverse Recommendation Change in respect of the Shareholder Vote Proposals; or (iv) if the Shareholder Approval shall not have been obtained on or prior to February 28, 2019, provided that Bulls Brazil shall cease to have the right to terminate this Agreement pursuant to this Section 10.01(c)(iv) once the Shareholder Approval has been obtained. (d) by Edwards, if Bulls Brazil is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties set forth in Article IV hereof, which breach or inaccuracy (i) would result in any Closing Condition set forth in Section 8.03 not being satisfied, and (ii) by its nature cannot be cured or has not been th cured by Bulls Brazil, as the case may be, by the earlier of (A) the tenth (10) Business Day immediately prior to the Termination Date and (B) the date that is ninety (90) days after Bulls Brazil’s receipt of written notice of such breach or inaccuracy from Edwards; provided that Edwards is not then in material breach of its representations, warranties, covenants, agreements or other obligations contained in this Agreement. 10.02 Effect of Termination. In the event of the termination of this Agreement by a Party as provided in this Article X, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall immediately become void and of no effect, without any Liability on the part of any Party other than (a) as set forth in Section 10.03; provided that this Section 10.02, Section 10.03, Article I and Article XII (in each case subject to the limitations set forth therein) which shall survive termination of this Agreement, and (b) Liability of any Party (whether or not the terminating Party) for any Willful Breach of this Agreement prior to such termination, which Liabilities shall survive the termination of this Agreement. 10.03 Termination Fees. (a) If this Agreement is terminated by Bulls Brazil pursuant to Section 10.01(c)(iii) or by Edwards pursuant to Section 10.01(b)(iii) after having made an Adverse Recommendation Change, Edwards shall, concurrently with such termination in 106 the case of a termination by Edwards, and within five (5) Business Days in the case of a termination by Bulls Brazil, pay, or cause to be paid, to Bulls Brazil an amount equal to the Edwards Termination Fee by wire transfer of immediately available funds. (b) If this Agreement is terminated: (i) by Bulls Brazil or Edwards pursuant to Section 10.01(b)(i) and on the Termination Date all of the Closing Conditions shall have been satisfied or waived (other than (x) the Closing Conditions set forth in Sections 8.01(d) or 8.01(e) and (y) those Closing Conditions that by their nature cannot be satisfied until the Closing Date, but that would be capable of being satisfied if the Closing Date occurred on the Termination Date) or (ii) by Bulls Brazil or Edwards pursuant to Section 10.01(b)(ii) due to Regulatory Requirements imposed under applicable Antitrust Laws (other than the Antitrust Laws of Brazil); then in the case of each of clauses (i) and (ii), Bulls Brazil shall, concurrently with such termination in the case of a termination by Bulls Brazil, or within five (5) Business Days in the case of a termination by Edwards, pay, or cause to be paid, to Edwards an amount equal to the Antitrust Termination Fee by wire transfer of immediately available funds. (c) In no event shall a Party be required to pay the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, on more than one occasion. In the event the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, is payable to a Party in accordance with this Section 10.03, then, except in the case of Willful Breach, such payment shall be the sole and exclusive remedy of such Party or any of its Affiliates, shareholders or Representatives, against the other Party or any of its Subsidiaries, shareholders and Representatives with respect to the termination event giving rise to the payment of the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be. (d) The provisions of this Section 10.03 are an integral part of the transactions contemplated by this Agreement and, without such provisions, the Parties would not have entered into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate a Party in the circumstances in which the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, is payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. This Section 10.03 shall not limit the right of a Party to seek specific performance of this Agreement pursuant to Section 12.13 prior to the termination of this Agreement or to obtain remedies for any Willful Breach of this Agreement. 107 the case of a termination by Edwards, and within five (5) Business Days in the case of a termination by Bulls Brazil, pay, or cause to be paid, to Bulls Brazil an amount equal to the Edwards Termination Fee by wire transfer of immediately available funds. (b) If this Agreement is terminated: (i) by Bulls Brazil or Edwards pursuant to Section 10.01(b)(i) and on the Termination Date all of the Closing Conditions shall have been satisfied or waived (other than (x) the Closing Conditions set forth in Sections 8.01(d) or 8.01(e) and (y) those Closing Conditions that by their nature cannot be satisfied until the Closing Date, but that would be capable of being satisfied if the Closing Date occurred on the Termination Date) or (ii) by Bulls Brazil or Edwards pursuant to Section 10.01(b)(ii) due to Regulatory Requirements imposed under applicable Antitrust Laws (other than the Antitrust Laws of Brazil); then in the case of each of clauses (i) and (ii), Bulls Brazil shall, concurrently with such termination in the case of a termination by Bulls Brazil, or within five (5) Business Days in the case of a termination by Edwards, pay, or cause to be paid, to Edwards an amount equal to the Antitrust Termination Fee by wire transfer of immediately available funds. (c) In no event shall a Party be required to pay the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, on more than one occasion. In the event the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, is payable to a Party in accordance with this Section 10.03, then, except in the case of Willful Breach, such payment shall be the sole and exclusive remedy of such Party or any of its Affiliates, shareholders or Representatives, against the other Party or any of its Subsidiaries, shareholders and Representatives with respect to the termination event giving rise to the payment of the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be. (d) The provisions of this Section 10.03 are an integral part of the transactions contemplated by this Agreement and, without such provisions, the Parties would not have entered into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate a Party in the circumstances in which the Edwards Termination Fee or the Antitrust Termination Fee, as the case may be, is payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. This Section 10.03 shall not limit the right of a Party to seek specific performance of this Agreement pursuant to Section 12.13 prior to the termination of this Agreement or to obtain remedies for any Willful Breach of this Agreement. 107

ARTICLE XI INDEMNIFICATION 11.01 Survival. (a) The representations and warranties contained in Article III and in Article IV (or in any certificate executed and delivered by Edwards or Bulls Brazil in fulfillment of the requirements or conditions of this Agreement) and all covenants, agreements and other obligations of Edwards and Bulls Brazil made in this Agreement which by their terms are to be performed or complied with, in whole or in part, by Edwards or Bulls Brazil, as the case may be, at or prior to the Closing shall survive for a period of twenty- four (24) months following the Closing Date; provided that (i) Section 2.03(a) and Section 2.03(b) shall survive until no Claim may be made under applicable Laws with respect to any Assumed Liability or Excluded Liability, as the case may be, whether as a result of full discharge, waiver, estoppel, extinguishment under applicable statutes of limitations or laches, or otherwise, (ii) the representations and warranties set forth in Section 3.01 (Existence of Edwards and the Company), Section 3.02 (Due Authorization), Section 3.03 (Governmental Authorizations for the Agreement), Section 3.04 (Capitalization of the Company Group; Company Joint Venture), Section 3.07 (Sufficiency of Assets; Title), Section 3.14 (Brokers), Section 3.16 (Environmental Matters), Section 3.23 (Anti-Bribery), Section 3.24 (Export; Sanctions), Section 4.01 (Existence of Bulls Brazil and Bulls Parent), Section 4.02 (Due Authorization) and Section 4.06 (Brokers) (each, a “Fundamental Representation”), and the representations and warranties set forth in Section 3.12 (Taxes) shall each survive until the ninetieth th (90) day following the expiration of the applicable statute of limitations (as that may have been extended or waived), and (iii) notwithstanding the foregoing, any representation or warranty the inaccuracy or breach of which results from or arises out of th any Willful Breach shall survive until the ninetieth (90) day following the expiration for the statute of limitations for such underlying Willful Breach. (b) All covenants, agreements and other obligations of Edwards and Bulls Brazil made in this Agreement which by their terms are to be performed or complied with, in whole or in part, by such Person following the Closing shall survive the Closing Date until fully performed in accordance with their terms. (c) No knowledge of or investigation by or on behalf of a Party shall constitute or effectuate a waiver of such Party’s right to enforce any representation, warranty, covenant, agreement or other obligation contained in this Agreement or in any way limit such Party’s right to indemnification under this Article XI. (d) No Claim regarding a breach of any such representation, warranty, covenant, agreement or other obligation shall be made after the expiration of the applicable survival period. Any Claim for indemnification asserted in writing prior to the expiration of any such survival period as provided in this Section 11.01 (regardless of whether a Legal Proceeding has been commenced) shall have been timely made for purposes of this Article XI such that the representation, warranty, covenant, agreement or 108 ARTICLE XI INDEMNIFICATION 11.01 Survival. (a) The representations and warranties contained in Article III and in Article IV (or in any certificate executed and delivered by Edwards or Bulls Brazil in fulfillment of the requirements or conditions of this Agreement) and all covenants, agreements and other obligations of Edwards and Bulls Brazil made in this Agreement which by their terms are to be performed or complied with, in whole or in part, by Edwards or Bulls Brazil, as the case may be, at or prior to the Closing shall survive for a period of twenty- four (24) months following the Closing Date; provided that (i) Section 2.03(a) and Section 2.03(b) shall survive until no Claim may be made under applicable Laws with respect to any Assumed Liability or Excluded Liability, as the case may be, whether as a result of full discharge, waiver, estoppel, extinguishment under applicable statutes of limitations or laches, or otherwise, (ii) the representations and warranties set forth in Section 3.01 (Existence of Edwards and the Company), Section 3.02 (Due Authorization), Section 3.03 (Governmental Authorizations for the Agreement), Section 3.04 (Capitalization of the Company Group; Company Joint Venture), Section 3.07 (Sufficiency of Assets; Title), Section 3.14 (Brokers), Section 3.16 (Environmental Matters), Section 3.23 (Anti-Bribery), Section 3.24 (Export; Sanctions), Section 4.01 (Existence of Bulls Brazil and Bulls Parent), Section 4.02 (Due Authorization) and Section 4.06 (Brokers) (each, a “Fundamental Representation”), and the representations and warranties set forth in Section 3.12 (Taxes) shall each survive until the ninetieth th (90) day following the expiration of the applicable statute of limitations (as that may have been extended or waived), and (iii) notwithstanding the foregoing, any representation or warranty the inaccuracy or breach of which results from or arises out of th any Willful Breach shall survive until the ninetieth (90) day following the expiration for the statute of limitations for such underlying Willful Breach. (b) All covenants, agreements and other obligations of Edwards and Bulls Brazil made in this Agreement which by their terms are to be performed or complied with, in whole or in part, by such Person following the Closing shall survive the Closing Date until fully performed in accordance with their terms. (c) No knowledge of or investigation by or on behalf of a Party shall constitute or effectuate a waiver of such Party’s right to enforce any representation, warranty, covenant, agreement or other obligation contained in this Agreement or in any way limit such Party’s right to indemnification under this Article XI. (d) No Claim regarding a breach of any such representation, warranty, covenant, agreement or other obligation shall be made after the expiration of the applicable survival period. Any Claim for indemnification asserted in writing prior to the expiration of any such survival period as provided in this Section 11.01 (regardless of whether a Legal Proceeding has been commenced) shall have been timely made for purposes of this Article XI such that the representation, warranty, covenant, agreement or 108 obligation that is the subject of such Claim, to the extent of such Claim only, shall survive until such Claim has been fully and finally resolved in accordance with the terms of this Agreement. For the avoidance of doubt, the separate obligations of the Parties under this Article XI shall survive until ninety (90) days after the expiration of the survival period for the last representation, warranty, covenant, agreement or other obligation under this Agreement. 11.02 Indemnification by Edwards. Subject to the provisions of this Article XI, after the Closing, Edwards shall indemnify, defend and hold harmless Bulls Brazil, its Affiliates (including the Company Group, it being understood that the Company will have standing to seek, without duplication of recovery for the same Loss, indemnification directly from Edwards pursuant to this Article XI if the Company Group is an Indemnified Person and Bulls Brazil decides, at Bulls Brazil’s discretion, to have the Company bring an indemnification Claim against Edwards) and its and their respective officers, directors, equityholders, employees, agents, attorneys and other representatives and their respective successors and assigns (each, a “Bulls Brazil Indemnified Person”) for, from and against any and all Indemnity Losses incurred or suffered by any Bulls Brazil Indemnified Person arising out of or resulting from any and all of the following: (a) any breach or inaccuracy of any representation or warranty made by Edwards in this Agreement or in any certificate delivered by Edwards pursuant hereto; (b) any breach of, or failure by Edwards to perform or comply with, any of its covenants, agreements or other obligations set forth in this Agreement; (c) any Excluded Liabilities; (d) any Indemnified Taxes; (e) any Excluded Company Subsidiary Liabilities; and (f) any Liabilities set forth on Schedule 11.02(f). 11.03 Indemnification by Bulls Brazil or the Company. Subject to the provisions of this Article XI, after the Closing, Bulls Brazil (solely with respect to Sections 11.03(a) and 11.03(b)) and the Company (solely with respect to Section 11.03(c)) shall indemnify, defend and hold harmless Edwards, its Affiliates and its and their respective officers, directors, equityholders, employees, agents, attorneys and other representatives and their respective successors and assigns (each, an “Edwards Indemnified Person”) for, from and against any and all Indemnity Losses incurred or suffered by any Edwards Indemnified Person arising out of or resulting from any and all of the following: (a) any breach or inaccuracy of any representation or warranty made by Bulls Brazil in this Agreement or in any certificate delivered by Bulls Brazil pursuant hereto; (b) any breach of, or failure by Bulls Brazil to perform or comply with, any of its covenants, agreements or other obligations under this Agreement; and 109 obligation that is the subject of such Claim, to the extent of such Claim only, shall survive until such Claim has been fully and finally resolved in accordance with the terms of this Agreement. For the avoidance of doubt, the separate obligations of the Parties under this Article XI shall survive until ninety (90) days after the expiration of the survival period for the last representation, warranty, covenant, agreement or other obligation under this Agreement. 11.02 Indemnification by Edwards. Subject to the provisions of this Article XI, after the Closing, Edwards shall indemnify, defend and hold harmless Bulls Brazil, its Affiliates (including the Company Group, it being understood that the Company will have standing to seek, without duplication of recovery for the same Loss, indemnification directly from Edwards pursuant to this Article XI if the Company Group is an Indemnified Person and Bulls Brazil decides, at Bulls Brazil’s discretion, to have the Company bring an indemnification Claim against Edwards) and its and their respective officers, directors, equityholders, employees, agents, attorneys and other representatives and their respective successors and assigns (each, a “Bulls Brazil Indemnified Person”) for, from and against any and all Indemnity Losses incurred or suffered by any Bulls Brazil Indemnified Person arising out of or resulting from any and all of the following: (a) any breach or inaccuracy of any representation or warranty made by Edwards in this Agreement or in any certificate delivered by Edwards pursuant hereto; (b) any breach of, or failure by Edwards to perform or comply with, any of its covenants, agreements or other obligations set forth in this Agreement; (c) any Excluded Liabilities; (d) any Indemnified Taxes; (e) any Excluded Company Subsidiary Liabilities; and (f) any Liabilities set forth on Schedule 11.02(f). 11.03 Indemnification by Bulls Brazil or the Company. Subject to the provisions of this Article XI, after the Closing, Bulls Brazil (solely with respect to Sections 11.03(a) and 11.03(b)) and the Company (solely with respect to Section 11.03(c)) shall indemnify, defend and hold harmless Edwards, its Affiliates and its and their respective officers, directors, equityholders, employees, agents, attorneys and other representatives and their respective successors and assigns (each, an “Edwards Indemnified Person”) for, from and against any and all Indemnity Losses incurred or suffered by any Edwards Indemnified Person arising out of or resulting from any and all of the following: (a) any breach or inaccuracy of any representation or warranty made by Bulls Brazil in this Agreement or in any certificate delivered by Bulls Brazil pursuant hereto; (b) any breach of, or failure by Bulls Brazil to perform or comply with, any of its covenants, agreements or other obligations under this Agreement; and 109

(c) any Assumed Liabilities, except with respect to any Indemnity Losses that are subject to indemnification under Section 11.02(a) or Section 11.02(b). 11.04 Limitations on Indemnification. Notwithstanding the provisions of Section 11.02 and Section 11.03 to the contrary: (a) Edwards shall have no obligation to indemnify any Bulls Brazil Indemnified Person under Section 11.02(a) (i) for any individual Claims where the Indemnity Loss relating thereto is less than two hundred thousand dollars ($200,000) (the “Per Claim Threshold”), provided that any Claims arising out of substantially the same facts or circumstances may be aggregated for purposes of the Per Claim Threshold, and provided, further, that upon exceeding the Per Claim Threshold, the entire amount of such item from the first dollar shall be subject to indemnification, (ii) unless and until the aggregate Indemnity Losses not excluded by the Per Claim Threshold incurred or suffered by all Bulls Brazil Indemnified Persons (or any of them) thereunder exceed thirty million dollars ($30,000,000) (the “Deductible”), in which case, Edwards shall be responsible for such for Indemnity Losses in excess of the Deductible; and (iii) after the aggregate Indemnity Losses paid to Bulls Brazil Indemnified Persons (or any of them) by Edwards under Section 11.02(a) exceed five hundred million dollars ($500,000,000) (the “Cap”); provided that (x) none of the Per Claim Threshold, the Deductible or the Cap shall apply to any amounts payable in respect of Indemnity Losses arising from or related to (A) any inaccuracy or breach of any Fundamental Representation or (B) any Claim based on Fraud, although such amounts shall be aggregated with all other Indemnity Losses to determine if indemnification obligations exceed the Deductible, and no such amounts shall be counted towards the Cap, and (y) the Per Claim Threshold and Deductible shall not apply to any breach or inaccuracy of Section 3.10 and, except for any Claims based on Fraud, the maximum Indemnity Losses for which Edwards shall be obligated to indemnify the Bulls Brazil Indemnified Parties (or any of them) in respect of a breach or inaccuracy of Section 3.10 and any Claims that would otherwise constitute Assumed Product Liability Claims shall be twenty-five million dollars ($25,000,000); provided that this amount shall be reduced by the amount actually paid by Edwards as Excluded Product Liability Claims. (b) Bulls Brazil shall have no obligation to indemnify any Edwards Indemnified Person under Section 11.03(a) (i) unless and until the aggregate Indemnity Losses incurred or suffered by all Edwards Indemnified Persons (or any of them), thereunder exceed the Deductible, in which case, Bulls Brazil shall be responsible for such Indemnity Losses in excess of the Deductible; and (ii) after the aggregate Indemnity Losses paid to Edwards Indemnified Persons (or any of them) by Bulls Brazil under Section 11.03(a) exceed the Cap; provided that neither the Deductible nor the Cap shall apply to any amounts payable in respect of Indemnity Losses arising from or related to (A) any inaccuracy or breach of any Fundamental Representation or (B) any Claim based on Fraud, although such amounts shall be aggregated with all other Indemnity Losses to determine if indemnification obligations exceed the Deductible, and no such amounts shall be counted towards the Cap. 110 (c) any Assumed Liabilities, except with respect to any Indemnity Losses that are subject to indemnification under Section 11.02(a) or Section 11.02(b). 11.04 Limitations on Indemnification. Notwithstanding the provisions of Section 11.02 and Section 11.03 to the contrary: (a) Edwards shall have no obligation to indemnify any Bulls Brazil Indemnified Person under Section 11.02(a) (i) for any individual Claims where the Indemnity Loss relating thereto is less than two hundred thousand dollars ($200,000) (the “Per Claim Threshold”), provided that any Claims arising out of substantially the same facts or circumstances may be aggregated for purposes of the Per Claim Threshold, and provided, further, that upon exceeding the Per Claim Threshold, the entire amount of such item from the first dollar shall be subject to indemnification, (ii) unless and until the aggregate Indemnity Losses not excluded by the Per Claim Threshold incurred or suffered by all Bulls Brazil Indemnified Persons (or any of them) thereunder exceed thirty million dollars ($30,000,000) (the “Deductible”), in which case, Edwards shall be responsible for such for Indemnity Losses in excess of the Deductible; and (iii) after the aggregate Indemnity Losses paid to Bulls Brazil Indemnified Persons (or any of them) by Edwards under Section 11.02(a) exceed five hundred million dollars ($500,000,000) (the “Cap”); provided that (x) none of the Per Claim Threshold, the Deductible or the Cap shall apply to any amounts payable in respect of Indemnity Losses arising from or related to (A) any inaccuracy or breach of any Fundamental Representation or (B) any Claim based on Fraud, although such amounts shall be aggregated with all other Indemnity Losses to determine if indemnification obligations exceed the Deductible, and no such amounts shall be counted towards the Cap, and (y) the Per Claim Threshold and Deductible shall not apply to any breach or inaccuracy of Section 3.10 and, except for any Claims based on Fraud, the maximum Indemnity Losses for which Edwards shall be obligated to indemnify the Bulls Brazil Indemnified Parties (or any of them) in respect of a breach or inaccuracy of Section 3.10 and any Claims that would otherwise constitute Assumed Product Liability Claims shall be twenty-five million dollars ($25,000,000); provided that this amount shall be reduced by the amount actually paid by Edwards as Excluded Product Liability Claims. (b) Bulls Brazil shall have no obligation to indemnify any Edwards Indemnified Person under Section 11.03(a) (i) unless and until the aggregate Indemnity Losses incurred or suffered by all Edwards Indemnified Persons (or any of them), thereunder exceed the Deductible, in which case, Bulls Brazil shall be responsible for such Indemnity Losses in excess of the Deductible; and (ii) after the aggregate Indemnity Losses paid to Edwards Indemnified Persons (or any of them) by Bulls Brazil under Section 11.03(a) exceed the Cap; provided that neither the Deductible nor the Cap shall apply to any amounts payable in respect of Indemnity Losses arising from or related to (A) any inaccuracy or breach of any Fundamental Representation or (B) any Claim based on Fraud, although such amounts shall be aggregated with all other Indemnity Losses to determine if indemnification obligations exceed the Deductible, and no such amounts shall be counted towards the Cap. 110

(c) For purposes of this Article XI, when (i) determining whether any breach or inaccuracy of a representation or warranty in this Agreement has occurred and (ii) calculating the amount of any Indemnity Losses relating thereto, in each case, all references as to materiality, Edwards CAB Material Adverse Effect, Bulls Material Adverse Effect or other similar materiality-based qualifications set forth therein shall be disregarded; provided that references to such materiality-based qualifications shall not be disregarded in the definitions of Material Contracts and Permitted Encumbrances or when determining whether any breach or inaccuracy of the representations and warranties set forth in Section 3.06 (Financial Statements), Section 3.20 (No Edwards CAB Material Adverse Effect) and Section 3.21 (Absence of Undisclosed Liabilities) has occurred. (d) The amount for which any Indemnifying Person shall be liable with respect to any Indemnity Loss incurred by any Indemnified Person shall be reduced to the extent that such Indemnified Person shall theretofore have actually realized any proceeds (net of any costs or expenses expended by such Indemnified Person in seeking such proceeds, including the present value of any increases in insurance premiums) recovered from Third Parties (including insurers) with respect to such Indemnity Loss or any of the events, conditions, facts or circumstances resulting in such Indemnity Loss. (e) In the event the Company’s senior management becomes aware of any breach giving rise to an indemnification obligation of Edwards under Section 11.02, the Company shall take commercially reasonable steps to, in its reasonable judgment, mitigate any Indemnity Losses which form the basis of such indemnification obligation. In the event the senior management of Edwards becomes aware of any breach giving rise to an indemnification obligation of the Company under Section 11.03, Edwards shall provide the Company with notice thereof and, if requested by the Company, take commercially reasonable steps to, in its reasonable judgment, mitigate any Indemnity Losses which form the basis of such indemnification obligation. Any and all amounts paid or payable by an Indemnified Person in connection with any mitigation required by this Section 11.04(e) shall constitute Indemnity Losses. Nothing in this Section 11.04(e) is intended to supersede any obligations under Law to mitigate Indemnity Losses. (f) For the avoidance of doubt, to the extent any Indemnity Loss gives rise to a Claim by an Indemnified Person under more than one provision of this Agreement (including, for example, multiple representations, warranties and/or covenants), or under more than one clause of Section 11.02 or Section 11.03, such Indemnified Person may seek recovery under any and all such provisions and clauses; provided that any Indemnity Loss under this Agreement shall be determined without duplication of recovery for the same Loss by reason of the state of facts giving rise to such Indemnity Loss arising out of an Assumed Liability, an Excluded Liability, an Indemnified Tax or an Excluded Company Subsidiary Liability or constituting a breach of more than one representation, warranty, covenant or agreement. (g) Notwithstanding anything to the contrary herein, with respect to any Indemnity Losses payable by Edwards pursuant to Section 11.02 in respect of any representation or warranty relating to, or any Indemnity Loss incurred by, any member of the Company Group, Edwards may, in its sole discretion, determine to satisfy its 111 (c) For purposes of this Article XI, when (i) determining whether any breach or inaccuracy of a representation or warranty in this Agreement has occurred and (ii) calculating the amount of any Indemnity Losses relating thereto, in each case, all references as to materiality, Edwards CAB Material Adverse Effect, Bulls Material Adverse Effect or other similar materiality-based qualifications set forth therein shall be disregarded; provided that references to such materiality-based qualifications shall not be disregarded in the definitions of Material Contracts and Permitted Encumbrances or when determining whether any breach or inaccuracy of the representations and warranties set forth in Section 3.06 (Financial Statements), Section 3.20 (No Edwards CAB Material Adverse Effect) and Section 3.21 (Absence of Undisclosed Liabilities) has occurred. (d) The amount for which any Indemnifying Person shall be liable with respect to any Indemnity Loss incurred by any Indemnified Person shall be reduced to the extent that such Indemnified Person shall theretofore have actually realized any proceeds (net of any costs or expenses expended by such Indemnified Person in seeking such proceeds, including the present value of any increases in insurance premiums) recovered from Third Parties (including insurers) with respect to such Indemnity Loss or any of the events, conditions, facts or circumstances resulting in such Indemnity Loss. (e) In the event the Company’s senior management becomes aware of any breach giving rise to an indemnification obligation of Edwards under Section 11.02, the Company shall take commercially reasonable steps to, in its reasonable judgment, mitigate any Indemnity Losses which form the basis of such indemnification obligation. In the event the senior management of Edwards becomes aware of any breach giving rise to an indemnification obligation of the Company under Section 11.03, Edwards shall provide the Company with notice thereof and, if requested by the Company, take commercially reasonable steps to, in its reasonable judgment, mitigate any Indemnity Losses which form the basis of such indemnification obligation. Any and all amounts paid or payable by an Indemnified Person in connection with any mitigation required by this Section 11.04(e) shall constitute Indemnity Losses. Nothing in this Section 11.04(e) is intended to supersede any obligations under Law to mitigate Indemnity Losses. (f) For the avoidance of doubt, to the extent any Indemnity Loss gives rise to a Claim by an Indemnified Person under more than one provision of this Agreement (including, for example, multiple representations, warranties and/or covenants), or under more than one clause of Section 11.02 or Section 11.03, such Indemnified Person may seek recovery under any and all such provisions and clauses; provided that any Indemnity Loss under this Agreement shall be determined without duplication of recovery for the same Loss by reason of the state of facts giving rise to such Indemnity Loss arising out of an Assumed Liability, an Excluded Liability, an Indemnified Tax or an Excluded Company Subsidiary Liability or constituting a breach of more than one representation, warranty, covenant or agreement. (g) Notwithstanding anything to the contrary herein, with respect to any Indemnity Losses payable by Edwards pursuant to Section 11.02 in respect of any representation or warranty relating to, or any Indemnity Loss incurred by, any member of the Company Group, Edwards may, in its sole discretion, determine to satisfy its 111 indemnification obligation in full by making either (i) eighty percent (80%) of such payment to Bulls Brazil or (ii) one-hundred percent (100%) of such payment to the applicable member of the Company Group. 11.05 Direct Claims. The obligations of an Indemnifying Person under this Article XI in connection with any Claim by an Indemnified Person, other than in respect of a Third Party Claim, are subject to the following terms and conditions: (a) The Indemnified Person shall deliver to the Indemnifying Person notice of such Claim (each such notice, a “Notice of Claim”), describing in reasonable detail (to the extent known or reasonably anticipated) the nature and basis of such Claim and, to the extent reasonably available to the Indemnified Person, the amount thereof (the “Claim Amount”); provided that the failure to deliver such Notice of Claim shall not affect the rights of the Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced as a result of such failure. Any Notice of Claim delivered pursuant to this Section 11.05(a) may be supplemented, including any Claim Amount, from time to time thereafter by the Indemnified Person. (b) If the Indemnifying Person objects to such Claim or Claim Amount, or any portion thereof, as specified in such Notice of Claim, the Indemnifying Person shall, within thirty (30) days after the delivery of any such Notice of Claim (the “Claim Reply Period”), deliver to the Indemnified Person a written notice (a “Reply Certificate”), (i) describing, in reasonable detail, its objection to such Claim or Claim Amount or any portion thereof, and (ii) specifying in reasonable detail, to the extent known or reasonably anticipated, the nature and basis for such objection. Any Reply Certificate delivered pursuant to this Section 11.05(b) shall be supplemented and delivered to the Indemnified Person by the Indemnifying Person within thirty (30) days after the delivery to it of any supplemented Notice of Claim (a “Supplemental Claim Reply Period”). (c) If a Reply Certificate (or a supplement thereto) is not delivered by the Indemnifying Person prior to the expiration of the Claim Reply Period or Supplemental Claim Reply Period (as the case may be), or if the Indemnifying Person timely delivers a Reply Certificate and does not object to a portion of the Claim or Claim Amount, as may be supplemented, then the Indemnifying Person shall be deemed to have acknowledged its obligation to indemnify the Indemnified Person in full for the Claim Amount specified in such Notice of Claim (or supplement thereto) with respect to the Claim (or the uncontested portion thereof), and the Indemnifying Person shall pay such Claim Amount (or the uncontested portion thereof) to the Indemnified Person within five (5) Business Days after the expiration of the Claim Reply Period or Supplemental Claim Reply Period (as the case may be) by wire transfer of immediately available funds to the account designated in writing by each Indemnified Person entitled to such payment. (d) If the Indemnified Person receives a timely Reply Certificate in accordance with Section 11.05(b), the Indemnifying Person shall not be required to pay the contested portion of any Claim Amount referred to in such Reply Certificate unless and until either (i) mutual agreement of the Indemnified Person and the Indemnifying Person as to the payment of the Claim Amount (or any other amount mutually agreed 112 indemnification obligation in full by making either (i) eighty percent (80%) of such payment to Bulls Brazil or (ii) one-hundred percent (100%) of such payment to the applicable member of the Company Group. 11.05 Direct Claims. The obligations of an Indemnifying Person under this Article XI in connection with any Claim by an Indemnified Person, other than in respect of a Third Party Claim, are subject to the following terms and conditions: (a) The Indemnified Person shall deliver to the Indemnifying Person notice of such Claim (each such notice, a “Notice of Claim”), describing in reasonable detail (to the extent known or reasonably anticipated) the nature and basis of such Claim and, to the extent reasonably available to the Indemnified Person, the amount thereof (the “Claim Amount”); provided that the failure to deliver such Notice of Claim shall not affect the rights of the Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced as a result of such failure. Any Notice of Claim delivered pursuant to this Section 11.05(a) may be supplemented, including any Claim Amount, from time to time thereafter by the Indemnified Person. (b) If the Indemnifying Person objects to such Claim or Claim Amount, or any portion thereof, as specified in such Notice of Claim, the Indemnifying Person shall, within thirty (30) days after the delivery of any such Notice of Claim (the “Claim Reply Period”), deliver to the Indemnified Person a written notice (a “Reply Certificate”), (i) describing, in reasonable detail, its objection to such Claim or Claim Amount or any portion thereof, and (ii) specifying in reasonable detail, to the extent known or reasonably anticipated, the nature and basis for such objection. Any Reply Certificate delivered pursuant to this Section 11.05(b) shall be supplemented and delivered to the Indemnified Person by the Indemnifying Person within thirty (30) days after the delivery to it of any supplemented Notice of Claim (a “Supplemental Claim Reply Period”). (c) If a Reply Certificate (or a supplement thereto) is not delivered by the Indemnifying Person prior to the expiration of the Claim Reply Period or Supplemental Claim Reply Period (as the case may be), or if the Indemnifying Person timely delivers a Reply Certificate and does not object to a portion of the Claim or Claim Amount, as may be supplemented, then the Indemnifying Person shall be deemed to have acknowledged its obligation to indemnify the Indemnified Person in full for the Claim Amount specified in such Notice of Claim (or supplement thereto) with respect to the Claim (or the uncontested portion thereof), and the Indemnifying Person shall pay such Claim Amount (or the uncontested portion thereof) to the Indemnified Person within five (5) Business Days after the expiration of the Claim Reply Period or Supplemental Claim Reply Period (as the case may be) by wire transfer of immediately available funds to the account designated in writing by each Indemnified Person entitled to such payment. (d) If the Indemnified Person receives a timely Reply Certificate in accordance with Section 11.05(b), the Indemnifying Person shall not be required to pay the contested portion of any Claim Amount referred to in such Reply Certificate unless and until either (i) mutual agreement of the Indemnified Person and the Indemnifying Person as to the payment of the Claim Amount (or any other amount mutually agreed 112 upon by such Persons) or (ii) a final non-appealable Order has been entered (as may be rendered pursuant to Section 12.08) resolving the Claims contested in such Reply Certificate and indicating that the Indemnified Person is entitled to such Claim Amount. 11.06 Third Party Claims. The indemnity obligations of the Indemnifying Persons under this Article XI that result from any Third Party Claim shall be subject to the following terms and conditions. (a) The Indemnified Person shall deliver to the Indemnifying Person notice of any Third Party Claim that is asserted against, imposed upon or incurred by the Indemnified Person and that gives rise to an obligation of the Indemnifying Person under this Article XI, stating (to the extent known or reasonably anticipated) the nature and basis of such Third Party Claim and the amount thereof promptly after the Indemnified Person receives any written notice of such Third Party Claim; provided that the failure to deliver such notice shall not affect the rights of the Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced as a result of such failure. Subject to Section 11.06(b) below, if the Indemnifying Person, (i) agrees in writing to assume responsibility for all Indemnity Losses arising out of such Third Party Claim (with no reservation of any rights) and (ii)has the financial ability to provide full indemnification with respect to such Third Party Claim (including the ability to post any bond required), then the Indemnifying Person shall have the right to undertake, by counsel of its own choosing, the defense of such Third Party Claim at the Indemnifying Person’s sole risk and expense. (b) If (i) the Indemnifying Person elects not to undertake such defense; (ii) the Indemnifying Person fails to undertake the defense of such Third Party Claim, within thirty (30) days after delivery of notice by the Indemnified Person of such Third Party Claim, or thereafter to diligently pursue or maintain such defense; (iii) such Third Party Claim seeks non-monetary relief (other than immaterial non-monetary relief) or involves criminal or quasi-criminal allegations or involves a Governmental Authority; or (iv) the Indemnifying Person and Indemnified Person have conflicting interests with respect to such Third Party Claim, then the Indemnified Person (upon further notice to the Indemnifying Person) shall have the right to undertake the defense and/or settlement of such Third Party Claim, by counsel or other Representatives of its own choosing, without limiting the indemnification obligations of the Indemnifying Person under this Agreement. If the Indemnified Person undertakes the defense and/or settlement of a Third Party Claim pursuant to this Section 11.06(b), the Indemnifying Person shall pay to the Indemnified Person, in addition to all other amounts required to be paid hereunder, the reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Indemnified Person in connection with the investigation, defense and/or settlement thereof as and when such costs and expenses are so incurred. Notwithstanding the foregoing, if the Indemnifying Person has satisfied the conditions set forth in clauses (i) and (ii) of Section 11.06(a) with respect to a Third Party Claim, the Indemnified Person shall not, without the Indemnifying Person’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or consent to the entry of an Order obligating the Indemnifying Person to pay any amounts with respect to such Third Party Claim. 113 upon by such Persons) or (ii) a final non-appealable Order has been entered (as may be rendered pursuant to Section 12.08) resolving the Claims contested in such Reply Certificate and indicating that the Indemnified Person is entitled to such Claim Amount. 11.06 Third Party Claims. The indemnity obligations of the Indemnifying Persons under this Article XI that result from any Third Party Claim shall be subject to the following terms and conditions. (a) The Indemnified Person shall deliver to the Indemnifying Person notice of any Third Party Claim that is asserted against, imposed upon or incurred by the Indemnified Person and that gives rise to an obligation of the Indemnifying Person under this Article XI, stating (to the extent known or reasonably anticipated) the nature and basis of such Third Party Claim and the amount thereof promptly after the Indemnified Person receives any written notice of such Third Party Claim; provided that the failure to deliver such notice shall not affect the rights of the Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced as a result of such failure. Subject to Section 11.06(b) below, if the Indemnifying Person, (i) agrees in writing to assume responsibility for all Indemnity Losses arising out of such Third Party Claim (with no reservation of any rights) and (ii)has the financial ability to provide full indemnification with respect to such Third Party Claim (including the ability to post any bond required), then the Indemnifying Person shall have the right to undertake, by counsel of its own choosing, the defense of such Third Party Claim at the Indemnifying Person’s sole risk and expense. (b) If (i) the Indemnifying Person elects not to undertake such defense; (ii) the Indemnifying Person fails to undertake the defense of such Third Party Claim, within thirty (30) days after delivery of notice by the Indemnified Person of such Third Party Claim, or thereafter to diligently pursue or maintain such defense; (iii) such Third Party Claim seeks non-monetary relief (other than immaterial non-monetary relief) or involves criminal or quasi-criminal allegations or involves a Governmental Authority; or (iv) the Indemnifying Person and Indemnified Person have conflicting interests with respect to such Third Party Claim, then the Indemnified Person (upon further notice to the Indemnifying Person) shall have the right to undertake the defense and/or settlement of such Third Party Claim, by counsel or other Representatives of its own choosing, without limiting the indemnification obligations of the Indemnifying Person under this Agreement. If the Indemnified Person undertakes the defense and/or settlement of a Third Party Claim pursuant to this Section 11.06(b), the Indemnifying Person shall pay to the Indemnified Person, in addition to all other amounts required to be paid hereunder, the reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Indemnified Person in connection with the investigation, defense and/or settlement thereof as and when such costs and expenses are so incurred. Notwithstanding the foregoing, if the Indemnifying Person has satisfied the conditions set forth in clauses (i) and (ii) of Section 11.06(a) with respect to a Third Party Claim, the Indemnified Person shall not, without the Indemnifying Person’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or consent to the entry of an Order obligating the Indemnifying Person to pay any amounts with respect to such Third Party Claim. 113

(c) Notwithstanding anything in this Section 11.06 to the contrary, the Indemnifying Person shall not, without the Indemnified Person’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any Order, unless (i) the Indemnifying Person agrees in writing to pay all amounts payable pursuant to such settlement, compromise or Order and to release the Indemnified Person from all Liability in respect of such Third Party Claim, (ii) such settlement, compromise or Order includes as an unconditional term thereof the Indemnified Person receiving from the Third Party an irrevocable release from all Liability in respect of such Third Party Claim, in form and substance reasonably satisfactory to the Indemnified Person, (iii) such settlement, compromise or Order would not result in the finding or admission of any violation of Law or other wrongdoing, and (iv) such settlement, compromise or Order does not impose any injunctive relief or material operational restrictions on the Indemnified Person. 11.07 Tax Treatment of Payment under Article XI. Unless otherwise required by applicable Law or a Governmental Authority, (a) all payments made pursuant to Section 11.02 shall be made directly to Bulls Brazil or, at Bulls Brazil’s discretion, the Bulls Brazil Indemnified Person, (b) all payments made pursuant to Section 11.03 shall be made directly to Edwards or, at Edwards’ discretion, the relevant Edwards Indemnified Person, and (c) any payments pursuant to this Article XI shall be treated as an adjustment to the Final Purchase Price Adjustment Amount. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Final Purchase Price Adjustment Amount under applicable Law is satisfied. If any payments made pursuant to this Article XI are determined to be Taxable, the party making the payment shall pay such additional amount to ensure the net amount the receiving party receives equals the full amount that it would have received had the payment not been Taxable. 11.08 Exclusive Remedy. Except (a) in the case of Fraud, (b) for injunctive or provisional relief, and (c) as permitted by Section 2.08 (Post-Closing Adjustments) and Section 12.13 (Specific Performance), after the Closing, indemnification pursuant to this Article XI shall be the sole and exclusive remedy for the Parties for monetary damages for breach of any representation or warranty, or breach of covenant, agreement or other obligation contained in this Agreement. 11.09 Payments; Right to Set Off. Except as otherwise expressly provided herein, any amounts owing by the Parties pursuant to Article XI shall be paid in Brazilian Reais based, if rd applicable, on the then existing PTAX Rate on the third (3) Business Day immediately preceding the date of payment. Notwithstanding anything to the contrary in this Agreement, Bulls Brazil and the Company shall have the right to set off any amounts to which any of them may be entitled from Edwards under Article XI of this Agreement, to the extent that such amounts relate to a Claim under Article XI that is not resolved within twelve (12) months after the date on which such Claim was made, against any amounts that are owed to Edwards by Bulls Brazil and the Company under any of this Agreement (but for the avoidance of doubt not the Ancillary Agreements), the Shareholders Agreement or the Bylaws, including any dividends to be distributed by the Company to Edwards pursuant to the Bylaws and the Shareholders’ Agreement, in each case, to the maximum extent permitted under applicable Law. 114 (c) Notwithstanding anything in this Section 11.06 to the contrary, the Indemnifying Person shall not, without the Indemnified Person’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any Order, unless (i) the Indemnifying Person agrees in writing to pay all amounts payable pursuant to such settlement, compromise or Order and to release the Indemnified Person from all Liability in respect of such Third Party Claim, (ii) such settlement, compromise or Order includes as an unconditional term thereof the Indemnified Person receiving from the Third Party an irrevocable release from all Liability in respect of such Third Party Claim, in form and substance reasonably satisfactory to the Indemnified Person, (iii) such settlement, compromise or Order would not result in the finding or admission of any violation of Law or other wrongdoing, and (iv) such settlement, compromise or Order does not impose any injunctive relief or material operational restrictions on the Indemnified Person. 11.07 Tax Treatment of Payment under Article XI. Unless otherwise required by applicable Law or a Governmental Authority, (a) all payments made pursuant to Section 11.02 shall be made directly to Bulls Brazil or, at Bulls Brazil’s discretion, the Bulls Brazil Indemnified Person, (b) all payments made pursuant to Section 11.03 shall be made directly to Edwards or, at Edwards’ discretion, the relevant Edwards Indemnified Person, and (c) any payments pursuant to this Article XI shall be treated as an adjustment to the Final Purchase Price Adjustment Amount. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Final Purchase Price Adjustment Amount under applicable Law is satisfied. If any payments made pursuant to this Article XI are determined to be Taxable, the party making the payment shall pay such additional amount to ensure the net amount the receiving party receives equals the full amount that it would have received had the payment not been Taxable. 11.08 Exclusive Remedy. Except (a) in the case of Fraud, (b) for injunctive or provisional relief, and (c) as permitted by Section 2.08 (Post-Closing Adjustments) and Section 12.13 (Specific Performance), after the Closing, indemnification pursuant to this Article XI shall be the sole and exclusive remedy for the Parties for monetary damages for breach of any representation or warranty, or breach of covenant, agreement or other obligation contained in this Agreement. 11.09 Payments; Right to Set Off. Except as otherwise expressly provided herein, any amounts owing by the Parties pursuant to Article XI shall be paid in Brazilian Reais based, if rd applicable, on the then existing PTAX Rate on the third (3) Business Day immediately preceding the date of payment. Notwithstanding anything to the contrary in this Agreement, Bulls Brazil and the Company shall have the right to set off any amounts to which any of them may be entitled from Edwards under Article XI of this Agreement, to the extent that such amounts relate to a Claim under Article XI that is not resolved within twelve (12) months after the date on which such Claim was made, against any amounts that are owed to Edwards by Bulls Brazil and the Company under any of this Agreement (but for the avoidance of doubt not the Ancillary Agreements), the Shareholders Agreement or the Bylaws, including any dividends to be distributed by the Company to Edwards pursuant to the Bylaws and the Shareholders’ Agreement, in each case, to the maximum extent permitted under applicable Law. 114

ARTICLE XII MISCELLANEOUS 12.01 Notices. All notices hereunder shall be in writing and shall be deemed to have been duly delivered (i) as of the date delivered if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) or (ii) as of the date transmitted if sent by electronic transmission to the following facsimile numbers or electronic mail addresses, in each case, to the addresses below (or at such other contact information for a party hereto as shall be specified by like notice): If to Edwards and the Company (before Closing), addressed as follows: Embraer S.A. Avenida Presidente Juscelino Kubitscheck, 1909, 14º, 15º andares - Torre Norte São Paulo, SP 04543-907 Facsimile: +55 (11) 3040-6872 E-mail: fabiana.leschziner@embraer.com.br nsalgado@embraer.com.br Attention: General Counsel Chief Financial Officer with a copy, which shall not constitute notice, to: Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Facsimile: +1 (212) 735-2000 E-Mail: paul.schnell@skadden.com thomas.greenberg@skadden.com Attention: Paul T. Schnell, Esq. Thomas W. Greenberg, Esq. with a copy, which shall not constitute notice, to: Barbosa, Müssnich, Aragão Advogados Av. Pres. Juscelino Kubitschek, 1455, 10º andar São Paulo, SP 04543-011 Brazil Facsimile: +55 (11) 2179-4597 E-Mail: pca@bmalaw.com.br roberto@bmalaw.com.br Attention: Paulo Cezar Aragão Roberto Dias Carneiro 115 ARTICLE XII MISCELLANEOUS 12.01 Notices. All notices hereunder shall be in writing and shall be deemed to have been duly delivered (i) as of the date delivered if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) or (ii) as of the date transmitted if sent by electronic transmission to the following facsimile numbers or electronic mail addresses, in each case, to the addresses below (or at such other contact information for a party hereto as shall be specified by like notice): If to Edwards and the Company (before Closing), addressed as follows: Embraer S.A. Avenida Presidente Juscelino Kubitscheck, 1909, 14º, 15º andares - Torre Norte São Paulo, SP 04543-907 Facsimile: +55 (11) 3040-6872 E-mail: fabiana.leschziner@embraer.com.br nsalgado@embraer.com.br Attention: General Counsel Chief Financial Officer with a copy, which shall not constitute notice, to: Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Facsimile: +1 (212) 735-2000 E-Mail: paul.schnell@skadden.com thomas.greenberg@skadden.com Attention: Paul T. Schnell, Esq. Thomas W. Greenberg, Esq. with a copy, which shall not constitute notice, to: Barbosa, Müssnich, Aragão Advogados Av. Pres. Juscelino Kubitschek, 1455, 10º andar São Paulo, SP 04543-011 Brazil Facsimile: +55 (11) 2179-4597 E-Mail: pca@bmalaw.com.br roberto@bmalaw.com.br Attention: Paulo Cezar Aragão Roberto Dias Carneiro 115

If to Bulls Brazil and the Company (after the Closing), addressed as follows: Boeing Brasil Serviços Técnicos Aeronáuticos Ltda. Av. Dr. Altino Bondensan, 500 São José dos Campos, SP 05502-001 Brazil Facsimile: +1 (786) 265 4760 E-mail: donna.j.hrinak@boeing.com ana.p.ferreira@boeing.com Attention: Donna Hrinak, President, Latin America Ana Paula Ferreira, Communications, Latin America with a copy, which shall not constitute notice, to: The Boeing Company 100 N. Riverside Plaza Chicago, IL - 60606 Facsimile:: +1 (312) 544 2829 E-mail: Edward.J.Neveril@boeing.com Attention: Edward J. Neveril, Chief Counsel of Mergers and Acquisitions with a copy, which shall not constitute notice, to: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Facsimile: +1 (212) 455 2502 E-mail: tcrider@stblaw.com Attention: S. Todd Crider with a copy, which shall not constitute notice, to: Pinheiro Neto Advogados Rua Hungria, 1100 São Paulo, SP 01455-906 Brazil Facsimile: +55 (11) 3247 8600 E-mail: fmeira@pn.com.br Attention: Fernando Alves Meira If to Bulls Parent, addressed as follows: The Boeing Company 100 N. Riverside Plaza Chicago, IL - 60606 Facsimile:: +1 (312) 544 2829 E-mail: Edward.J.Neveril@boeing.com 116 If to Bulls Brazil and the Company (after the Closing), addressed as follows: Boeing Brasil Serviços Técnicos Aeronáuticos Ltda. Av. Dr. Altino Bondensan, 500 São José dos Campos, SP 05502-001 Brazil Facsimile: +1 (786) 265 4760 E-mail: donna.j.hrinak@boeing.com ana.p.ferreira@boeing.com Attention: Donna Hrinak, President, Latin America Ana Paula Ferreira, Communications, Latin America with a copy, which shall not constitute notice, to: The Boeing Company 100 N. Riverside Plaza Chicago, IL - 60606 Facsimile:: +1 (312) 544 2829 E-mail: Edward.J.Neveril@boeing.com Attention: Edward J. Neveril, Chief Counsel of Mergers and Acquisitions with a copy, which shall not constitute notice, to: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Facsimile: +1 (212) 455 2502 E-mail: tcrider@stblaw.com Attention: S. Todd Crider with a copy, which shall not constitute notice, to: Pinheiro Neto Advogados Rua Hungria, 1100 São Paulo, SP 01455-906 Brazil Facsimile: +55 (11) 3247 8600 E-mail: fmeira@pn.com.br Attention: Fernando Alves Meira If to Bulls Parent, addressed as follows: The Boeing Company 100 N. Riverside Plaza Chicago, IL - 60606 Facsimile:: +1 (312) 544 2829 E-mail: Edward.J.Neveril@boeing.com 116

Attention: Edward J. Neveril, Chief Counsel of Mergers and Acquisitions with a copy, which shall not constitute notice, to: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Facsimile: +1 (212) 455 2502 E-mail: tcrider@stblaw.com Attention: S. Todd Crider with a copy, which shall not constitute notice, to: Pinheiro Neto Advogados Rua Hungria, 1100 São Paulo, SP 01455-906 Brazil Facsimile: +55 (11) 3247 8600 E-mail: fmeira@pn.com.br Attention: Fernando Alves Meira 12.02 Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto (whether by merger, operation of Law or otherwise) without the prior written consent of the other parties hereto and any purported assignment in violation of this Section 12.02 shall be void; provided that Bulls Brazil may assign this Agreement to any of its Affiliates at any time upon delivery of written notice to Edwards so long as (i) such assignment shall occur upon the written adhesion of the respective assignee to the terms of this Agreement, (ii) such assignment shall not impair or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and (iii) no such assignment will relieve Bulls Parent of its obligations under Section 12.15 or Bulls Brazil under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto, and their respective successors and permitted assignees. 12.03 Amendments; Waiver. No amendment, supplement or modification of this Agreement (whether direct or indirect) shall be effective unless the Parties, Bulls Parent and the Company (i) have been provided at least thirty (30) days prior written notice of such proposed amendment, supplement or modification in accordance with Section 12.01 prior to its execution in accordance with the immediately following clause (ii), and (ii) have signed a written instrument expressly referencing this Agreement and the specific provisions hereof that are intended to be so amended, supplemented or modified. Any purported amendment, supplement or modification that fails to comply with the foregoing shall be null and void, ab initio. Any failure by a Party, Bulls Parent or the Company to comply with any obligation, covenant, agreement or condition herein may be waived by the other parties hereto only by a written instrument signed by the party granting such waiver, and such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with this Agreement. 117 Attention: Edward J. Neveril, Chief Counsel of Mergers and Acquisitions with a copy, which shall not constitute notice, to: Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Facsimile: +1 (212) 455 2502 E-mail: tcrider@stblaw.com Attention: S. Todd Crider with a copy, which shall not constitute notice, to: Pinheiro Neto Advogados Rua Hungria, 1100 São Paulo, SP 01455-906 Brazil Facsimile: +55 (11) 3247 8600 E-mail: fmeira@pn.com.br Attention: Fernando Alves Meira 12.02 Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto (whether by merger, operation of Law or otherwise) without the prior written consent of the other parties hereto and any purported assignment in violation of this Section 12.02 shall be void; provided that Bulls Brazil may assign this Agreement to any of its Affiliates at any time upon delivery of written notice to Edwards so long as (i) such assignment shall occur upon the written adhesion of the respective assignee to the terms of this Agreement, (ii) such assignment shall not impair or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and (iii) no such assignment will relieve Bulls Parent of its obligations under Section 12.15 or Bulls Brazil under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto, and their respective successors and permitted assignees. 12.03 Amendments; Waiver. No amendment, supplement or modification of this Agreement (whether direct or indirect) shall be effective unless the Parties, Bulls Parent and the Company (i) have been provided at least thirty (30) days prior written notice of such proposed amendment, supplement or modification in accordance with Section 12.01 prior to its execution in accordance with the immediately following clause (ii), and (ii) have signed a written instrument expressly referencing this Agreement and the specific provisions hereof that are intended to be so amended, supplemented or modified. Any purported amendment, supplement or modification that fails to comply with the foregoing shall be null and void, ab initio. Any failure by a Party, Bulls Parent or the Company to comply with any obligation, covenant, agreement or condition herein may be waived by the other parties hereto only by a written instrument signed by the party granting such waiver, and such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with this Agreement. 117

12.04 Severability. If any provision of this Agreement is held invalid, unenforceable or illegal by court of competent jurisdiction, the remainder of this Agreement shall not be affected. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement to the extent (and only to the extent) necessary to make it enforceable, valid and legal and still effect the original intent of the Parties herein, and the parties hereto undertake to execute any amendment to this Agreement that is agreed to by the Parties reflecting any changes agreed upon by the Parties. 12.05 Counterparts. This Agreement may be executed and delivered in counterparts, and facsimile and electronic signatures shall constitute a valid and binding execution of this Agreement. 12.06 Entire Agreement. This Agreement (including the Edwards Disclosure Schedules and the Bulls Brazil Disclosure Schedules), the Confidentiality Agreement, the Bylaws and the Ancillary Agreements collectively constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the transactions contemplated by this Agreement, unless otherwise specifically provided in a written instrument executed by the Parties expressly referencing this Agreement and this Section 12.06. 12.07 Governing Law. This Agreement and the rights and obligations of the parties arising out of or relating hereto shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York; provided that, for the avoidance of doubt, the Ancillary Agreements and the rights and obligations of the parties under each of the Ancillary Agreements shall be governed by and determined in accordance with the Laws specified therein. 12.08 Arbitration. (a) Subject to Section 2.08, any dispute, controversy or Claim arising out of, relating to or in connection with this Agreement (a “Dispute”) shall be referred to and finally and definitely settled by arbitration administered by the International Center for Dispute Resolution (“ICDR”) in accordance with its International Arbitration Rules (the “ICDR Rules”), except as expressly modified by this Section 12.08. (b) The arbitration shall be conducted in the English language and the seat of the arbitration shall be in New York City (in the New York County), New York, United States. (c) If, considering both claims and counterclaims as expressly estimated in the Notice of Arbitration and the Answer thereto (as those terms are defined in the ICDR Rules), the total amount in dispute submitted to arbitration is less than the amount of three million seven hundred thousand Brazilian reais (R$3,700,000), and there is no Claim for injunctive or equitable relief, then the arbitration shall be resolved by one (1) arbitrator appointed as set forth in Section 12.08(d). In all other cases, the arbitration 118 12.04 Severability. If any provision of this Agreement is held invalid, unenforceable or illegal by court of competent jurisdiction, the remainder of this Agreement shall not be affected. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement to the extent (and only to the extent) necessary to make it enforceable, valid and legal and still effect the original intent of the Parties herein, and the parties hereto undertake to execute any amendment to this Agreement that is agreed to by the Parties reflecting any changes agreed upon by the Parties. 12.05 Counterparts. This Agreement may be executed and delivered in counterparts, and facsimile and electronic signatures shall constitute a valid and binding execution of this Agreement. 12.06 Entire Agreement. This Agreement (including the Edwards Disclosure Schedules and the Bulls Brazil Disclosure Schedules), the Confidentiality Agreement, the Bylaws and the Ancillary Agreements collectively constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the transactions contemplated by this Agreement, unless otherwise specifically provided in a written instrument executed by the Parties expressly referencing this Agreement and this Section 12.06. 12.07 Governing Law. This Agreement and the rights and obligations of the parties arising out of or relating hereto shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York; provided that, for the avoidance of doubt, the Ancillary Agreements and the rights and obligations of the parties under each of the Ancillary Agreements shall be governed by and determined in accordance with the Laws specified therein. 12.08 Arbitration. (a) Subject to Section 2.08, any dispute, controversy or Claim arising out of, relating to or in connection with this Agreement (a “Dispute”) shall be referred to and finally and definitely settled by arbitration administered by the International Center for Dispute Resolution (“ICDR”) in accordance with its International Arbitration Rules (the “ICDR Rules”), except as expressly modified by this Section 12.08. (b) The arbitration shall be conducted in the English language and the seat of the arbitration shall be in New York City (in the New York County), New York, United States. (c) If, considering both claims and counterclaims as expressly estimated in the Notice of Arbitration and the Answer thereto (as those terms are defined in the ICDR Rules), the total amount in dispute submitted to arbitration is less than the amount of three million seven hundred thousand Brazilian reais (R$3,700,000), and there is no Claim for injunctive or equitable relief, then the arbitration shall be resolved by one (1) arbitrator appointed as set forth in Section 12.08(d). In all other cases, the arbitration 118 shall be resolved by three (3) arbitrators appointed as set forth in Section 12.08(e). There shall be no ex parte communications between the Parties and (i) the arbitrators, or (ii) the arbitrator candidates included on the lists provided pursuant to the process described in Section 12.08(d) and Section 12.08(e). (d) If the arbitration is to be resolved by one (1) arbitrator as set forth in Section 12.08(c), then such arbitrator shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except that the ICDR shall provide a second list (i) if the parties to arbitration fail to agree on any of the Persons listed, (ii) if acceptable arbitrators are unable or unavailable to act, or (iii) if the appointment cannot be made from the initially submitted list for any other reason, within fifteen (15) days from the receipt of the first list of arbitrators by the parties. Prior to preparing the lists of arbitrators to be used for the selection of the arbitral tribunal, the ICDR shall consult with the parties and take into consideration the need for any particular expertise or knowledge that the arbitrators should have to resolve the Dispute. (e) If the arbitration is to be resolved by three (3) arbitrators as set forth in Section 12.08(c), then the three (3) arbitrators shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except as modified herein. The parties to the arbitration shall first attempt to agree on three (3) arbitrators from the initial list provided by the ICDR. If the parties to the arbitration fail to reach an agreement on all three (3) arbitrators within fifteen (15) days of the parties receiving the initial list of arbitrators from the ICDR, each party shall nominate one (1) arbitrator from such list. Neither the ICDR nor the parties shall communicate to the arbitrators which party nominated them. The third arbitrator shall be appointed pursuant to the ICDR list method, except that the ICDR shall provide a second list if the appointment cannot be made from the remaining arbitrators identified on the initial list within fifteen (15) days of receipt of the first list of arbitrators by the parties. If the parties to the arbitration are unable to select the third arbitrator from the second list provided by the ICDR, then such third arbitrator shall be appointed by the ICDR. (f) The arbitral tribunal, or the emergency arbitrator as provided in the ICDR Rules, shall have the power to grant any remedy or relief that it deems appropriate, including specific performance and penalties in the event of non-compliance with its orders or awards, as well as interim, conservatory or provisional measures. The parties undertake to comply with any interim award or Order granting such provisional measures without delay and any such measures may be enforced in any court of competent jurisdiction. (g) By agreeing to arbitration, the parties hereto do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other interim Order in aid of arbitration proceedings, or to issue Orders in connection with the enforcement of any award. The parties hereto shall be entitled to seek injunctive, provisional, or other equitable relief in any court of competent jurisdiction pending the commencement or determination of any arbitration proceedings, and exercising any such right shall not be deemed (i) incompatible with the agreement to arbitrate as set forth in this Section 12.08 or (ii) a waiver of the right to arbitrate. 119 shall be resolved by three (3) arbitrators appointed as set forth in Section 12.08(e). There shall be no ex parte communications between the Parties and (i) the arbitrators, or (ii) the arbitrator candidates included on the lists provided pursuant to the process described in Section 12.08(d) and Section 12.08(e). (d) If the arbitration is to be resolved by one (1) arbitrator as set forth in Section 12.08(c), then such arbitrator shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except that the ICDR shall provide a second list (i) if the parties to arbitration fail to agree on any of the Persons listed, (ii) if acceptable arbitrators are unable or unavailable to act, or (iii) if the appointment cannot be made from the initially submitted list for any other reason, within fifteen (15) days from the receipt of the first list of arbitrators by the parties. Prior to preparing the lists of arbitrators to be used for the selection of the arbitral tribunal, the ICDR shall consult with the parties and take into consideration the need for any particular expertise or knowledge that the arbitrators should have to resolve the Dispute. (e) If the arbitration is to be resolved by three (3) arbitrators as set forth in Section 12.08(c), then the three (3) arbitrators shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except as modified herein. The parties to the arbitration shall first attempt to agree on three (3) arbitrators from the initial list provided by the ICDR. If the parties to the arbitration fail to reach an agreement on all three (3) arbitrators within fifteen (15) days of the parties receiving the initial list of arbitrators from the ICDR, each party shall nominate one (1) arbitrator from such list. Neither the ICDR nor the parties shall communicate to the arbitrators which party nominated them. The third arbitrator shall be appointed pursuant to the ICDR list method, except that the ICDR shall provide a second list if the appointment cannot be made from the remaining arbitrators identified on the initial list within fifteen (15) days of receipt of the first list of arbitrators by the parties. If the parties to the arbitration are unable to select the third arbitrator from the second list provided by the ICDR, then such third arbitrator shall be appointed by the ICDR. (f) The arbitral tribunal, or the emergency arbitrator as provided in the ICDR Rules, shall have the power to grant any remedy or relief that it deems appropriate, including specific performance and penalties in the event of non-compliance with its orders or awards, as well as interim, conservatory or provisional measures. The parties undertake to comply with any interim award or Order granting such provisional measures without delay and any such measures may be enforced in any court of competent jurisdiction. (g) By agreeing to arbitration, the parties hereto do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other interim Order in aid of arbitration proceedings, or to issue Orders in connection with the enforcement of any award. The parties hereto shall be entitled to seek injunctive, provisional, or other equitable relief in any court of competent jurisdiction pending the commencement or determination of any arbitration proceedings, and exercising any such right shall not be deemed (i) incompatible with the agreement to arbitrate as set forth in this Section 12.08 or (ii) a waiver of the right to arbitrate. 119

(h) All arbitration proceedings pursuant to this Section 12.08 shall be confidential and shall not be disclosed except as, and only to the extent, necessary to prepare for or conduct the arbitration hearing on the merits, as required by applicable Law, or required in connection with any court application for interim relief or post- arbitration confirmation or enforcement proceedings. (i) Any award rendered by the arbitral tribunal in any arbitration proceeding pursuant to this Section 12.08 shall be in writing, be reasoned and determine a final term for compliance with its decision by the parties and shall be final and binding on the parties thereto, and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything herein to the contrary, the arbitrators shall not make decisions on the basis of equity (equidade). (j) In no event will any of the parties be required to pay defeated fees (honorários de sucumbência) to the attorneys of the prevailing party. 12.09 Interpretation. (a) The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections”, “Schedules” and “Exhibits” are intended to refer to Articles, Sections, Schedules and Exhibits to this Agreement. The terms “hereof,” “hereunder,” “herein” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word “threatened” in this Agreement shall be deemed followed by “in writing.” All references to documents or other materials that were delivered, provided or made available to Bulls Brazil shall include any such document or material (i) posted to the Data Room prior to the date hereof, (ii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC or the Electronic System (IPE) of the CVM, or (iii) otherwise made available to Bulls Brazil or any of its Representatives (electronically or otherwise) prior to the date hereof. All references to “dollars” or “$” shall be to U.S. dollars. All references to “R$” shall be to Brazilian Reais. References to any provisions of Law shall be construed as references to such provisions as amended, expanded, consolidated or reissued, or as their applicability may be altered from time to time by other rules, and shall include any provision from which they originate (with or without modifications), regulations, instruments or other legal rules subordinate thereto. References to any period of days shall be deemed to be to the relevant number of calendar days (unless Business Days are specified), provided that all references to terms or periods in this Agreement shall be counted excluding the date of the event that causes such term or period to begin and including the last day of the relevant term or period. All periods provided for in this 120 (h) All arbitration proceedings pursuant to this Section 12.08 shall be confidential and shall not be disclosed except as, and only to the extent, necessary to prepare for or conduct the arbitration hearing on the merits, as required by applicable Law, or required in connection with any court application for interim relief or post- arbitration confirmation or enforcement proceedings. (i) Any award rendered by the arbitral tribunal in any arbitration proceeding pursuant to this Section 12.08 shall be in writing, be reasoned and determine a final term for compliance with its decision by the parties and shall be final and binding on the parties thereto, and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything herein to the contrary, the arbitrators shall not make decisions on the basis of equity (equidade). (j) In no event will any of the parties be required to pay defeated fees (honorários de sucumbência) to the attorneys of the prevailing party. 12.09 Interpretation. (a) The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections”, “Schedules” and “Exhibits” are intended to refer to Articles, Sections, Schedules and Exhibits to this Agreement. The terms “hereof,” “hereunder,” “herein” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word “threatened” in this Agreement shall be deemed followed by “in writing.” All references to documents or other materials that were delivered, provided or made available to Bulls Brazil shall include any such document or material (i) posted to the Data Room prior to the date hereof, (ii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC or the Electronic System (IPE) of the CVM, or (iii) otherwise made available to Bulls Brazil or any of its Representatives (electronically or otherwise) prior to the date hereof. All references to “dollars” or “$” shall be to U.S. dollars. All references to “R$” shall be to Brazilian Reais. References to any provisions of Law shall be construed as references to such provisions as amended, expanded, consolidated or reissued, or as their applicability may be altered from time to time by other rules, and shall include any provision from which they originate (with or without modifications), regulations, instruments or other legal rules subordinate thereto. References to any period of days shall be deemed to be to the relevant number of calendar days (unless Business Days are specified), provided that all references to terms or periods in this Agreement shall be counted excluding the date of the event that causes such term or period to begin and including the last day of the relevant term or period. All periods provided for in this 120

Agreement ending on a day that is not a Business Day shall be automatically extended to the first subsequent Business Day. This Agreement shall be construed as if drafted jointly by the Parties. (b) Unless this Agreement specifically provides otherwise, neither the specification of any fact, item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific fact, item or matter in the Edwards Disclosure Schedules or the Bulls Brazil Disclosure Schedules is intended or will be deemed to imply that such fact, item or matter, or other facts, items or matters, are or are not in the Ordinary Course. The inclusion of any fact or item in the Edwards Disclosure Schedules or the Bulls Brazil Disclosure Schedules shall not constitute, or be deemed to be, an admission by any Party hereto to any Third Party of any fact, item or matter whatsoever (including any violation, noncompliance with, or Liability or obligation under, applicable Law, other requirement or breach of Contract). 12.10 No Third Party Beneficiaries. Except (i) for Bulls Parent (who shall be an express third party beneficiary of all of Bulls Brazil’s rights and interests under this Agreement and the Ancillary Agreements) and the Company and (ii) as otherwise expressly provided in Article XI with respect to the Indemnified Persons (who shall be express third party beneficiaries with respect to Article XI), this Agreement is solely for the benefit of the Parties and no provision of this Agreement shall be deemed to confer upon any other Person, including any shareholders of any Party, any remedy, Claim, Liability, reimbursement, cause of action or other right, including rights of any Commercial Aviation Business Employee in respect of any right of any party hereunder or any right to contract or any right to employment or continued employment with the parties hereto and their respective Affiliates. 12.11 Expenses. Except as otherwise expressly provided herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs and expenses, whether or not the transactions contemplated by this Agreement are consummated. 12.12 Publicity. Except as otherwise provided herein, prior to the Closing, (a) the Parties shall consult in advance with each other before issuing any press release or otherwise making any public disclosure or public statements with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereunder or thereunder; and (b) no such press release, public disclosure or public statement shall be made unless mutually agreed upon by the Parties or required by Law or applicable stock exchange regulation. 12.13 Specific Performance. The Parties hereto recognize, acknowledge and agree that the breach or violation of this Agreement by a Party would cause irreparable damage to the other Party and that none of the Parties has an adequate remedy at Law. Subject to the following sentence, the Parties acknowledge and agree that (a) unless this Agreement has been terminated in accordance with Section 10.01, each Party shall be entitled, in addition to any other remedies that may be available, to obtain injunctive relief, specific performance of the terms of this Agreement or other equitable relief, to redress breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise and (b) the right of specific performance is an integral part of the transactions 121 Agreement ending on a day that is not a Business Day shall be automatically extended to the first subsequent Business Day. This Agreement shall be construed as if drafted jointly by the Parties. (b) Unless this Agreement specifically provides otherwise, neither the specification of any fact, item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific fact, item or matter in the Edwards Disclosure Schedules or the Bulls Brazil Disclosure Schedules is intended or will be deemed to imply that such fact, item or matter, or other facts, items or matters, are or are not in the Ordinary Course. The inclusion of any fact or item in the Edwards Disclosure Schedules or the Bulls Brazil Disclosure Schedules shall not constitute, or be deemed to be, an admission by any Party hereto to any Third Party of any fact, item or matter whatsoever (including any violation, noncompliance with, or Liability or obligation under, applicable Law, other requirement or breach of Contract). 12.10 No Third Party Beneficiaries. Except (i) for Bulls Parent (who shall be an express third party beneficiary of all of Bulls Brazil’s rights and interests under this Agreement and the Ancillary Agreements) and the Company and (ii) as otherwise expressly provided in Article XI with respect to the Indemnified Persons (who shall be express third party beneficiaries with respect to Article XI), this Agreement is solely for the benefit of the Parties and no provision of this Agreement shall be deemed to confer upon any other Person, including any shareholders of any Party, any remedy, Claim, Liability, reimbursement, cause of action or other right, including rights of any Commercial Aviation Business Employee in respect of any right of any party hereunder or any right to contract or any right to employment or continued employment with the parties hereto and their respective Affiliates. 12.11 Expenses. Except as otherwise expressly provided herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs and expenses, whether or not the transactions contemplated by this Agreement are consummated. 12.12 Publicity. Except as otherwise provided herein, prior to the Closing, (a) the Parties shall consult in advance with each other before issuing any press release or otherwise making any public disclosure or public statements with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereunder or thereunder; and (b) no such press release, public disclosure or public statement shall be made unless mutually agreed upon by the Parties or required by Law or applicable stock exchange regulation. 12.13 Specific Performance. The Parties hereto recognize, acknowledge and agree that the breach or violation of this Agreement by a Party would cause irreparable damage to the other Party and that none of the Parties has an adequate remedy at Law. Subject to the following sentence, the Parties acknowledge and agree that (a) unless this Agreement has been terminated in accordance with Section 10.01, each Party shall be entitled, in addition to any other remedies that may be available, to obtain injunctive relief, specific performance of the terms of this Agreement or other equitable relief, to redress breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise and (b) the right of specific performance is an integral part of the transactions 121 contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. A Party seeking an order or injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. If any Legal Proceeding is brought by any Party to enforce this Agreement, the other Parties shall waive the defense that there is an adequate remedy at Law. 12.14 No Partnership. Nothing in this Agreement (including any terminology used herein or therein) and no action taken by the parties under this Agreement is intended to, or shall be deemed to, establish any partnership or agency relationship, including under applicable U.S. Tax Law, between or among any of the parties. 12.15 Bulls Parent’s Guarantee. (a) Bulls Parent hereby irrevocably and unconditionally guarantees the complete performance in full of Bulls Brazil’s obligations to pay the Base Purchase Price, the Capital Raise Amount, the Estimated Purchase Price Adjustment Amount and any Final Purchase Price Adjustment Amount that may be due by Bulls Brazil under this Agreement. To the fullest extent permitted by applicable Law, Bulls Parent waives presentment to and protest to any other Person of any of the guaranteed obligations and also waives notice of acceptance of its guarantee and, except as set forth in Section 12.15(b), any other defenses or benefits available to guarantors or sureties under applicable Law. The obligations of Bulls Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, decree in bankruptcy or otherwise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the guaranteed obligations or otherwise. (b) Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Bulls Parent’s ability to assert any Claims, defenses or other rights that Bulls Brazil may have under this Agreement. 12.16 Provisions Respecting Legal Representation. It is acknowledged by each Party hereto that each of Edwards and their Affiliates (other than the members of the Company Group) have retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Barbosa, Müssnich, Aragão Advogados (“BMA”) to act as their counsel in connection with the transactions contemplated by this Agreement and that neither Skadden nor BMA has acted as counsel for any other Party in connection with such transactions and that none of the other Parties has the status of a client of Skadden or BMA for conflict of interest purposes arising out of the transactions contemplated hereby. The Parties hereby agree that, in the event that a dispute arises after the Closing between Bulls Brazil, the Company, and/or their Affiliates, on the one hand, and Edwards and/or its Affiliates, on the other hand, Skadden and/or BMA may represent Edwards and its Affiliates in such dispute even though the interests of Edwards and its Affiliates may be directly adverse to Bulls Brazil, the Company or their respective Affiliates. The Parties further 122 contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. A Party seeking an order or injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. If any Legal Proceeding is brought by any Party to enforce this Agreement, the other Parties shall waive the defense that there is an adequate remedy at Law. 12.14 No Partnership. Nothing in this Agreement (including any terminology used herein or therein) and no action taken by the parties under this Agreement is intended to, or shall be deemed to, establish any partnership or agency relationship, including under applicable U.S. Tax Law, between or among any of the parties. 12.15 Bulls Parent’s Guarantee. (a) Bulls Parent hereby irrevocably and unconditionally guarantees the complete performance in full of Bulls Brazil’s obligations to pay the Base Purchase Price, the Capital Raise Amount, the Estimated Purchase Price Adjustment Amount and any Final Purchase Price Adjustment Amount that may be due by Bulls Brazil under this Agreement. To the fullest extent permitted by applicable Law, Bulls Parent waives presentment to and protest to any other Person of any of the guaranteed obligations and also waives notice of acceptance of its guarantee and, except as set forth in Section 12.15(b), any other defenses or benefits available to guarantors or sureties under applicable Law. The obligations of Bulls Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, decree in bankruptcy or otherwise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the guaranteed obligations or otherwise. (b) Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Bulls Parent’s ability to assert any Claims, defenses or other rights that Bulls Brazil may have under this Agreement. 12.16 Provisions Respecting Legal Representation. It is acknowledged by each Party hereto that each of Edwards and their Affiliates (other than the members of the Company Group) have retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Barbosa, Müssnich, Aragão Advogados (“BMA”) to act as their counsel in connection with the transactions contemplated by this Agreement and that neither Skadden nor BMA has acted as counsel for any other Party in connection with such transactions and that none of the other Parties has the status of a client of Skadden or BMA for conflict of interest purposes arising out of the transactions contemplated hereby. The Parties hereby agree that, in the event that a dispute arises after the Closing between Bulls Brazil, the Company, and/or their Affiliates, on the one hand, and Edwards and/or its Affiliates, on the other hand, Skadden and/or BMA may represent Edwards and its Affiliates in such dispute even though the interests of Edwards and its Affiliates may be directly adverse to Bulls Brazil, the Company or their respective Affiliates. The Parties further 122 agree that, as to all privileged communications among Skadden, BMA, Edwards and/or any of their respective Affiliates (other than members of the Company Group) that relate in any way to the transactions contemplated hereby (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence belongs to Edwards and shall not pass to or be claimed by Bulls Brazil, the Company or any of their Affiliates. The Privileged Communications are the property of Edwards, and after the Closing none of the Company, its Affiliates, or any Person purporting to act on behalf of or through the Company or its Affiliates will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. As to any such Privileged Communications prior to the Closing Date, Bulls Brazil and the Company, together with any of their respective Affiliates, successors and assigns, further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. The Privileged Communications may be used by Edwards in connection with any dispute that relates in any way to the transactions contemplated hereby. Notwithstanding the foregoing, in the event that a dispute arises between Bulls Brazil, the Company or any of their Affiliates and a Third Party after the Closing, the Company and its Affiliates may assert the attorney–client privilege to prevent disclosure of confidential communications by Skadden and/or BMA to such Third Party; provided that neither the Company nor its Affiliates may waive such privilege without the prior written consent of Edwards. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK] 123 agree that, as to all privileged communications among Skadden, BMA, Edwards and/or any of their respective Affiliates (other than members of the Company Group) that relate in any way to the transactions contemplated hereby (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence belongs to Edwards and shall not pass to or be claimed by Bulls Brazil, the Company or any of their Affiliates. The Privileged Communications are the property of Edwards, and after the Closing none of the Company, its Affiliates, or any Person purporting to act on behalf of or through the Company or its Affiliates will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. As to any such Privileged Communications prior to the Closing Date, Bulls Brazil and the Company, together with any of their respective Affiliates, successors and assigns, further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. The Privileged Communications may be used by Edwards in connection with any dispute that relates in any way to the transactions contemplated hereby. Notwithstanding the foregoing, in the event that a dispute arises between Bulls Brazil, the Company or any of their Affiliates and a Third Party after the Closing, the Company and its Affiliates may assert the attorney–client privilege to prevent disclosure of confidential communications by Skadden and/or BMA to such Third Party; provided that neither the Company nor its Affiliates may waive such privilege without the prior written consent of Edwards. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK] 123

IN WITNESS WHEREOF, the parties have caused this Master Transaction Agreement to be duly executed and delivered as of the date first above written. EMBRAER S.A. By: Name: Title: By: Name: Title: BOEING BRASIL SERVIÇOS TÉCNICOS AERONÁUTICOS LTDA. By: Name: Title: YABORÃ INDÚSTRIA AERONÁUTICA S.A. By: Name: Title: By: Name: Title: IN WITNESS WHEREOF, the parties have caused this Master Transaction Agreement to be duly executed and delivered as of the date first above written. EMBRAER S.A. By: Name: Title: By: Name: Title: BOEING BRASIL SERVIÇOS TÉCNICOS AERONÁUTICOS LTDA. By: Name: Title: YABORÃ INDÚSTRIA AERONÁUTICA S.A. By: Name: Title: By: Name: Title:

Solely for the purposes of Sections 5.05, 5.17, and 12.15 THE BOEING COMPANY By: Name: Title: Solely for the purposes of Sections 5.05, 5.17, and 12.15 THE BOEING COMPANY By: Name: Title:

ANNEX V – CONTRIBUTION AGREEMENT 78 ANNEX V – CONTRIBUTION AGREEMENT 78

EXECUTION VERSION CONTRIBUTION AGREEMENT dated as of January 24, 2019 by and among EB DEFENSE, LLC, BOEING EB DEFENSE, LLC, THE BOEING COMPANY, EMBRAER AIRCRAFT HOLDING, INC. and EMBRAER S.A. 1034377.18-CHISR01A - MSW EXECUTION VERSION CONTRIBUTION AGREEMENT dated as of January 24, 2019 by and among EB DEFENSE, LLC, BOEING EB DEFENSE, LLC, THE BOEING COMPANY, EMBRAER AIRCRAFT HOLDING, INC. and EMBRAER S.A. 1034377.18-CHISR01A - MSW

TABLE OF CONTENTS Page ARTICLE I DEFINITIONS ......................................................................................................... 2 Section 1.1 Definitions................................................................................................... 2 Section 1.2 Index of Defined Terms .............................................................................. 9 ARTICLE II CLOSING DATE CONTRIBUTIONS; CLOSING ......................................... 10 Section 2.1 Closing Date Cash Commitments .............................................................. 10 Section 2.2 Closing ...................................................................................................... 10 Section 2.3 Other Closing Deliveries........................................................................... 11 ARTICLE III CERTAIN REPRESENTATIONS AND WARRANTIES OF EMBRAER ....................................................................................................................... 11 Section 3.1 Representations of Embraer Regarding the Company and Certain Contributed Assets ..................................................................................... 11 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE MEMBERS ........... 13 Section 4.1 Incorporation; Authorization ..................................................................... 13 Section 4.2 No Conflict................................................................................................ 13 Section 4.3 Governmental Authorizations .................................................................... 14 Section 4.4 Absence of Litigation ................................................................................ 14 Section 4.5 Brokers ....................................................................................................... 14 Section 4.6 Anti-Bribery .............................................................................................. 14 Section 4.7 No Other Representations and Warranties; Disclaimers .......................... 16 ARTICLE V ADDITIONAL AGREEMENTS ........................................................................ 16 Section 5.1 Required Regulatory Approvals. ............................................................... 16 Section 5.2 Confidentiality .......................................................................................... 18 Section 5.3 Further Action ............................................................................................ 18 Section 5.4 Exclusivity ................................................................................................ 19 Section 5.5 Finalization of Defense JV Commercial Agreements .............................. 20 Section 5.6 Tax Treatment ........................................................................................... 20 Section 5.7 Company Operations ................................................................................. 20 Section 5.8 FAB License ............................................................................................. 20 Section 5.9 KC-390 Opportunities ................................................................................ 20 Section 5.10 Adoption of Key Policies .......................................................................... 21 ARTICLE VI CONDITIONS TO CLOSING ........................................................................... 22 Section 6.1 Conditions to Each Member’s Obligations to Effect the Closing............. 22 Section 6.2 Conditions to Embraer’s Obligation to Effect the Closing ........................ 22 i 1034377.18-CHISR01A - MSW TABLE OF CONTENTS Page ARTICLE I DEFINITIONS ........................................................................................................ 2 Section 1.1 Definitions................................................................................................... 2 Section 1.2 Index of Defined Terms .............................................................................. 9 ARTICLE II CLOSING DATE CONTRIBUTIONS; CLOSING ......................................... 10 Section 2.1 Closing Date Cash Commitments ............................................................. 10 Section 2.2 Closing ....................................................................................................... 10 Section 2.3 Other Closing Deliveries........................................................................... 11 ARTICLE III CERTAIN REPRESENTATIONS AND WARRANTIES OF EMBRAER ...................................................................................................................... 11 Section 3.1 Representations of Embraer Regarding the Company and Certain Contributed Assets .................................................................................... 11 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE MEMBERS ........... 13 Section 4.1 Incorporation; Authorization ..................................................................... 13 Section 4.2 No Conflict................................................................................................ 13 Section 4.3 Governmental Authorizations .................................................................... 14 Section 4.4 Absence of Litigation ................................................................................ 14 Section 4.5 Brokers ....................................................................................................... 14 Section 4.6 Anti-Bribery .............................................................................................. 14 Section 4.7 No Other Representations and Warranties; Disclaimers .......................... 16 ARTICLE V ADDITIONAL AGREEMENTS ........................................................................ 16 Section 5.1 Required Regulatory Approvals. ............................................................... 16 Section 5.2 Confidentiality .......................................................................................... 18 Section 5.3 Further Action ............................................................................................ 18 Section 5.4 Exclusivity ................................................................................................ 19 Section 5.5 Finalization of Defense JV Commercial Agreements .............................. 20 Section 5.6 Tax Treatment ........................................................................................... 20 Section 5.7 Company Operations ................................................................................. 20 Section 5.8 FAB License ............................................................................................. 20 Section 5.9 KC-390 Opportunities ................................................................................ 20 Section 5.10 Adoption of Key Policies .......................................................................... 21 ARTICLE VI CONDITIONS TO CLOSING ........................................................................... 22 Section 6.1 Conditions to Each Member’s Obligations to Effect the Closing............. 22 Section 6.2 Conditions to Embraer’s Obligation to Effect the Closing ........................ 22 i 1034377.18-CHISR01A - MSW

Section 6.3 Conditions to Boeing’s Obligations to Effect the Closing........................ 23 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER ...................................... 24 Section 7.1 Termination ............................................................................................... 24 Section 7.2 Effect of Termination ................................................................................ 25 ARTICLE VIII INDEMNIFICATION .................................................................................... 25 Section 8.1 Survival ..................................................................................................... 25 Section 8.2 Indemnification by a Member ................................................................... 25 Section 8.3 Limitations on Indemnification ................................................................. 26 Section 8.4 Non-Third Party Claims ............................................................................ 26 Section 8.5 Third Party Claims ..................................................................................... 27 Section 8.6 Additional Indemnification Provisions ..................................................... 29 Section 8.7 Exclusive Remedies ................................................................................... 30 ARTICLE IX MISCELLANEOUS ........................................................................................... 30 Section 9.1 Expenses .................................................................................................... 30 Section 9.2 Amendment; Waiver ................................................................................. 30 Section 9.3 Assignment; Successors and Assigns ....................................................... 30 Section 9.4 No Third-Party Beneficiaries .................................................................... 31 Section 9.5 Governing Law .......................................................................................... 31 Section 9.6 Arbitration ................................................................................................. 31 Section 9.7 Severability ................................................................................................ 32 Section 9.8 Counterparts; Electronic Delivery ............................................................ 33 Section 9.9 Descriptive Headings; Interpretation ........................................................ 33 Section 9.10 Notices ...................................................................................................... 34 Section 9.11 Entire Agreement ....................................................................................... 36 Section 9.12 Public Announcements ............................................................................. 36 Section 9.13 Parent Guarantees. ..................................................................................... 36 ii 1034377.18-CHISR01A - MSW Section 6.3 Conditions to Boeing’s Obligations to Effect the Closing........................ 23 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER ...................................... 24 Section 7.1 Termination ............................................................................................... 24 Section 7.2 Effect of Termination ................................................................................. 25 ARTICLE VIII INDEMNIFICATION .................................................................................... 25 Section 8.1 Survival ...................................................................................................... 25 Section 8.2 Indemnification by a Member ................................................................... 25 Section 8.3 Limitations on Indemnification ................................................................. 26 Section 8.4 Non-Third Party Claims ............................................................................ 26 Section 8.5 Third Party Claims ..................................................................................... 27 Section 8.6 Additional Indemnification Provisions ..................................................... 29 Section 8.7 Exclusive Remedies ................................................................................... 30 ARTICLE IX MISCELLANEOUS ........................................................................................... 30 Section 9.1 Expenses .................................................................................................... 30 Section 9.2 Amendment; Waiver ................................................................................. 30 Section 9.3 Assignment; Successors and Assigns ....................................................... 30 Section 9.4 No Third-Party Beneficiaries .................................................................... 31 Section 9.5 Governing Law .......................................................................................... 31 Section 9.6 Arbitration ................................................................................................. 31 Section 9.7 Severability ................................................................................................ 32 Section 9.8 Counterparts; Electronic Delivery ............................................................ 33 Section 9.9 Descriptive Headings; Interpretation ........................................................ 33 Section 9.10 Notices ...................................................................................................... 34 Section 9.11 Entire Agreement ....................................................................................... 36 Section 9.12 Public Announcements ............................................................................. 36 Section 9.13 Parent Guarantees. ..................................................................................... 36 ii 1034377.18-CHISR01A - MSW

INDEX OF EXHIBITS & SCHEDULES Exhibits Exhibit A Form of Amended and Restated LLC Agreement Exhibit B Accounting Policies and Practices Exhibit C Business Plan Exhibit D Certificate of Formation Exhibit E Commercial Document Framework Exhibit F Form of Sales Support Agreement Exhibit G List of Transaction Documents Exhibit H-1 Form of Anti-Bribery Policy Exhibit H-2 Form of Code of Conduct Exhibit H-3 Form of Export-Import Compliance Plan Schedules Schedule 1.1(a) Excluded Orders Schedule 2.1 Closing Date Cash Contributions Schedule 4.4 Litigation Schedule 4.6 Anti-Bribery Schedule 5.1(a) Required Regulatory Approvals iii 1034377.18-CHISR01A - MSW INDEX OF EXHIBITS & SCHEDULES Exhibits Exhibit A Form of Amended and Restated LLC Agreement Exhibit B Accounting Policies and Practices Exhibit C Business Plan Exhibit D Certificate of Formation Exhibit E Commercial Document Framework Exhibit F Form of Sales Support Agreement Exhibit G List of Transaction Documents Exhibit H-1 Form of Anti-Bribery Policy Exhibit H-2 Form of Code of Conduct Exhibit H-3 Form of Export-Import Compliance Plan Schedules Schedule 1.1(a) Excluded Orders Schedule 2.1 Closing Date Cash Contributions Schedule 4.4 Litigation Schedule 4.6 Anti-Bribery Schedule 5.1(a) Required Regulatory Approvals iii 1034377.18-CHISR01A - MSW

CONTRIBUTION AGREEMENT This CONTRIBUTION AGREEMENT (this “Agreement”), dated as of January 24, 2019, is made by and among EB Defense, LLC, a Delaware limited liability company (the “Company”), Boeing EB Defense, LLC, a Delaware limited liability company (“Boeing”), Embraer Aircraft Holding, Inc., a Delaware corporation (“Embraer” and, together with Boeing, the “Members” and each a “Member”), and, solely for the purposes of Sections 5.2 and 9.13, The Boeing Company, a Delaware corporation (“Boeing Parent”), and Embraer S.A., a corporation (sociedade por ações) organized under the laws of Brazil (“Embraer Parent”). Each of the Members and the Company are referred to herein as a “Party” and, collectively, the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in Article I. WHEREAS, contemporaneously with the execution of this Agreement, Boeing Parent, Embraer Parent, and certain of their respective Subsidiaries have entered into that certain Master Transaction Agreement (“MTA”), which sets forth the terms and conditions upon which a Brazilian subsidiary of Boeing Parent will acquire control of a joint venture entity relating to the commercial aviation business of Embraer Parent (the “Commercial Aviation JV”); WHEREAS, as contemplated by the MTA and pursuant to the terms and subject to the conditions set forth in this Agreement, the Members desire to form and jointly own the Company as a joint venture entity to engage in, or conduct, the In-Scope Business; WHEREAS, in connection with the foregoing, Embraer formed the Company on January 10, 2019, as a Delaware limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act; WHEREAS, Embraer and the Company entered into the original limited liability company agreement of the Company as of January 10, 2019 (the “Original Agreement”); WHEREAS, pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined herein): (a) Boeing and Embraer will each make initial cash capital contributions to the Company, and Embraer will license or sub-license the Licensed IP (as defined below) to the Company; (b) Boeing will make future cash contributions to the Company pursuant to an implementation plan to be attached as an exhibit to the Amended and Restated Agreement (as defined below); (c) the Parties will amend and restate the Original Agreement in its entirety by entering into the Amended and Restated Limited Liability Company Agreement of the Company in the form attached hereto as Exhibit A (the “Amended and Restated Agreement” and, the Original Agreement or the Amended and Restated Agreement, when in effect, the “LLC Agreement”); and (d) Embraer will be admitted as a member of the Company in connection therewith; WHEREAS, in furtherance of the transactions contemplated hereby, Embraer Parent will obtain and deliver to Boeing the FAB License (as defined below); and WHEREAS, the Parties recognize the importance of protecting FAB’s Intellectual Property, and, as a result, any Intellectual Property licensed by FAB to Embraer or its Affiliates 1034377.18-CHISR01A - MSW CONTRIBUTION AGREEMENT This CONTRIBUTION AGREEMENT (this “Agreement”), dated as of January 24, 2019, is made by and among EB Defense, LLC, a Delaware limited liability company (the “Company”), Boeing EB Defense, LLC, a Delaware limited liability company (“Boeing”), Embraer Aircraft Holding, Inc., a Delaware corporation (“Embraer” and, together with Boeing, the “Members” and each a “Member”), and, solely for the purposes of Sections 5.2 and 9.13, The Boeing Company, a Delaware corporation (“Boeing Parent”), and Embraer S.A., a corporation (sociedade por ações) organized under the laws of Brazil (“Embraer Parent”). Each of the Members and the Company are referred to herein as a “Party” and, collectively, the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in Article I. WHEREAS, contemporaneously with the execution of this Agreement, Boeing Parent, Embraer Parent, and certain of their respective Subsidiaries have entered into that certain Master Transaction Agreement (“MTA”), which sets forth the terms and conditions upon which a Brazilian subsidiary of Boeing Parent will acquire control of a joint venture entity relating to the commercial aviation business of Embraer Parent (the “Commercial Aviation JV”); WHEREAS, as contemplated by the MTA and pursuant to the terms and subject to the conditions set forth in this Agreement, the Members desire to form and jointly own the Company as a joint venture entity to engage in, or conduct, the In-Scope Business; WHEREAS, in connection with the foregoing, Embraer formed the Company on January 10, 2019, as a Delaware limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act; WHEREAS, Embraer and the Company entered into the original limited liability company agreement of the Company as of January 10, 2019 (the “Original Agreement”); WHEREAS, pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined herein): (a) Boeing and Embraer will each make initial cash capital contributions to the Company, and Embraer will license or sub-license the Licensed IP (as defined below) to the Company; (b) Boeing will make future cash contributions to the Company pursuant to an implementation plan to be attached as an exhibit to the Amended and Restated Agreement (as defined below); (c) the Parties will amend and restate the Original Agreement in its entirety by entering into the Amended and Restated Limited Liability Company Agreement of the Company in the form attached hereto as Exhibit A (the “Amended and Restated Agreement” and, the Original Agreement or the Amended and Restated Agreement, when in effect, the “LLC Agreement”); and (d) Embraer will be admitted as a member of the Company in connection therewith; WHEREAS, in furtherance of the transactions contemplated hereby, Embraer Parent will obtain and deliver to Boeing the FAB License (as defined below); and WHEREAS, the Parties recognize the importance of protecting FAB’s Intellectual Property, and, as a result, any Intellectual Property licensed by FAB to Embraer or its Affiliates 1034377.18-CHISR01A - MSW

and sublicensed by Embraer or its Affiliates to the Company will be subject to confidentiality obligations as set forth in the License Agreements. NOW, THEREFORE, in consideration of the mutual promises and covenants made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound, hereby agree as follows: ARTICLE I DEFINITIONS Section 1.1 Definitions. “Accounting Policies and Practices” means those certain accounting policies and practices set forth on Exhibit B. “Affiliate” means, in respect of a Person, any other Person who at any time Controls, is Controlled by, or is under common Control with, such Person, but in each case, only for so long as such Control exists. For the avoidance of doubt, the Company and its Subsidiaries (a) shall be deemed Affiliates of Embraer only until the Closing and (b) shall not be deemed Affiliates of any Member after the Closing for the purposes of this Agreement. “Aftermarket Services” means for the KC-390 worldwide (other than any such services performed in respect of aircraft delivered pursuant to Excluded Orders or Loss Orders) spares, sustainment spares, maintenance, repair and overhaul (MRO) services, midlife upgrades and customer support and field services, engineering, training, service bulletins and associated engineering support. “Aftermarket Services & Support Agreements” means the Aftermarket Services & Support Agreements to be entered into by and between the Company and the other parties thereto, in accordance with the principles set forth in the Commercial Document Framework. “Antitrust Laws” means the Brazilian Federal Law No. 12.529/2011 (as amended), the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914 and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Laws of any other jurisdiction in addition to the United States or Brazil. “Brazil” means the Federative Republic of Brazil. “Business Day” means any day of the year other than (a) any Saturday or Sunday or (b) any other day on which banks located in the states of New York or Illinois, United States or the cities of São Paulo or São José dos Campos, state of São Paulo, Brazil are closed for business. “Business Plan” means the business plan of the Company attached hereto as Exhibit C. 2 1034377.18-CHISR01A - MSW and sublicensed by Embraer or its Affiliates to the Company will be subject to confidentiality obligations as set forth in the License Agreements. NOW, THEREFORE, in consideration of the mutual promises and covenants made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound, hereby agree as follows: ARTICLE I DEFINITIONS Section 1.1 Definitions. “Accounting Policies and Practices” means those certain accounting policies and practices set forth on Exhibit B. “Affiliate” means, in respect of a Person, any other Person who at any time Controls, is Controlled by, or is under common Control with, such Person, but in each case, only for so long as such Control exists. For the avoidance of doubt, the Company and its Subsidiaries (a) shall be deemed Affiliates of Embraer only until the Closing and (b) shall not be deemed Affiliates of any Member after the Closing for the purposes of this Agreement. “Aftermarket Services” means for the KC-390 worldwide (other than any such services performed in respect of aircraft delivered pursuant to Excluded Orders or Loss Orders) spares, sustainment spares, maintenance, repair and overhaul (MRO) services, midlife upgrades and customer support and field services, engineering, training, service bulletins and associated engineering support. “Aftermarket Services & Support Agreements” means the Aftermarket Services & Support Agreements to be entered into by and between the Company and the other parties thereto, in accordance with the principles set forth in the Commercial Document Framework. “Antitrust Laws” means the Brazilian Federal Law No. 12.529/2011 (as amended), the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914 and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Laws of any other jurisdiction in addition to the United States or Brazil. “Brazil” means the Federative Republic of Brazil. “Business Day” means any day of the year other than (a) any Saturday or Sunday or (b) any other day on which banks located in the states of New York or Illinois, United States or the cities of São Paulo or São José dos Campos, state of São Paulo, Brazil are closed for business. “Business Plan” means the business plan of the Company attached hereto as Exhibit C. 2 1034377.18-CHISR01A - MSW

“Certificate of Formation” means the certificate of formation of the Company filed with the Secretary of State of the State of Delaware on January 10, 2019, in the form attached hereto as Exhibit D, as may be amended by the Members in accordance with the LLC Agreement and the Delaware Act from time to time. “Claim” means any claim (including any cross-claim or counterclaim), cause of action, allegation, infraction notice, charge, complaint, demand, dispute and other assertions of Liability, whenever or however arising. “Closing Date” means the date on which the Closing occurs. “Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor to such statute. “Commercial Document Framework” means the document attached hereto as Exhibit E, which sets forth certain key principles and other agreements between the Members with respect to the definitive versions of the Defense JV Commercial Agreements, to be negotiated in accordance with Section 5.5. “Company Interest” means a membership interest of the Company issued to a Member. “Consent” means any approval, consent, ratification, permission, waiver or authorization from any Person other than a Governmental Authority. “Contract” means any contract, agreement, click-through terms, purchase order, modification, obligation, instrument, promise, commitment, undertaking or arrangement (whether written, electronic or oral) that is or purports to be legally binding. “Control” (including the terms “Controlled by” and “under common Control with”) means, as used with respect to any Person, possession of the power or authority, directly or indirectly, to direct or cause the direction of management or policies of such Person, whether through ownership of voting securities, as trustee or executor, by Contract or otherwise, including by virtue of having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. “Defense JV Commercial Agreements” means each of the Supply Agreements, License Agreements, Engineering Services Agreements, Aftermarket Services & Support Agreements and the Sales Support Agreement. “Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, usufruct (usufruto), arrolamento, fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), easement, deed of trust, option, warranty, right of way, encroachment, servitude, conditional sale agreements and restrictions, right of first option or right of first refusal, preemptive rights, drag-along right, right of enjoyment, adverse ownership claim, hypothecation, restriction on transfer of title or voting or similar restrictions on the full ownership and possession of a given asset, and any other claims, encumbrances or restrictions that have the same or a similar effect to the granting of security interest in such asset, whether imposed by Contract, Law, equity or otherwise. For clarity, the foregoing shall not include 3 1034377.18-CHISR01A - MSW “Certificate of Formation” means the certificate of formation of the Company filed with the Secretary of State of the State of Delaware on January 10, 2019, in the form attached hereto as Exhibit D, as may be amended by the Members in accordance with the LLC Agreement and the Delaware Act from time to time. “Claim” means any claim (including any cross-claim or counterclaim), cause of action, allegation, infraction notice, charge, complaint, demand, dispute and other assertions of Liability, whenever or however arising. “Closing Date” means the date on which the Closing occurs. “Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor to such statute. “Commercial Document Framework” means the document attached hereto as Exhibit E, which sets forth certain key principles and other agreements between the Members with respect to the definitive versions of the Defense JV Commercial Agreements, to be negotiated in accordance with Section 5.5. “Company Interest” means a membership interest of the Company issued to a Member. “Consent” means any approval, consent, ratification, permission, waiver or authorization from any Person other than a Governmental Authority. “Contract” means any contract, agreement, click-through terms, purchase order, modification, obligation, instrument, promise, commitment, undertaking or arrangement (whether written, electronic or oral) that is or purports to be legally binding. “Control” (including the terms “Controlled by” and “under common Control with”) means, as used with respect to any Person, possession of the power or authority, directly or indirectly, to direct or cause the direction of management or policies of such Person, whether through ownership of voting securities, as trustee or executor, by Contract or otherwise, including by virtue of having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. “Defense JV Commercial Agreements” means each of the Supply Agreements, License Agreements, Engineering Services Agreements, Aftermarket Services & Support Agreements and the Sales Support Agreement. “Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, usufruct (usufruto), arrolamento, fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), easement, deed of trust, option, warranty, right of way, encroachment, servitude, conditional sale agreements and restrictions, right of first option or right of first refusal, preemptive rights, drag-along right, right of enjoyment, adverse ownership claim, hypothecation, restriction on transfer of title or voting or similar restrictions on the full ownership and possession of a given asset, and any other claims, encumbrances or restrictions that have the same or a similar effect to the granting of security interest in such asset, whether imposed by Contract, Law, equity or otherwise. For clarity, the foregoing shall not include 3 1034377.18-CHISR01A - MSW licenses of or other grants of rights to use Intellectual Property or any restrictions on transfer of securities imposed by applicable securities Laws. “Engineering Services Agreements” means the Engineering Services Agreements to be entered into by and between the Company and the other parties thereto, in accordance with the principles set forth in the Commercial Document Framework. “Excluded Orders” means (a) all orders from FAB for use by FAB, (b) any order that becomes an Additional Excluded Order in accordance with Section 5.9 and (c) the specific orders set forth on Schedule 1.1(a). “Executory Period Orders” means any In-Scope Business orders originated between the date hereof and the Closing; provided that such orders shall not include any order which is a Loss Order. “FAB” means the Brazilian Air Force (Força Aérea Brasileira). “FAB License” means a written, definitive, duly executed and binding agreement (not including a letter of intent or any other preliminary written agreement) with FAB permitting Embraer to license or sublicense to the Company, as the case may be, the Intellectual Property required to enable the Company to conduct the In-Scope Business in accordance with the Business Plan and to comply with its obligations under the Defense JV Commercial Agreements, which shall, in any case, with respect to all Intellectual Property related to the KC-390 in which FAB has rights, whether through ownership, contract, operation of law or otherwise, include (a) a license, (with the right to sublicense) or sublicense (with the further right to sublicense), as the case may be, which will be exclusive in the United States, to the Company for use of such Intellectual Property by the Company and the Members in the In-Scope Business, and (b) a waiver or other contractual arrangement pursuant to which FAB is prevented from vetoing, blocking, charging for (other than payment to FAB by the Company of the existing 3.1% royalty in connection with sales of the KC-390), or otherwise restricting, in each case, the Company’s use of such Intellectual Property to conduct the In-Scope Business. For the avoidance of doubt, any Taxes required by Law to be paid by the Company to a Tax Authority in respect of the Company’s payment of the royalty pursuant to the FAB License shall be treated as an expense of the Company and shall be paid by the Company. “Final Assembly Work” means final assembly and check-out of the KC-390 for Sales Work. “Fraud” means conduct including the following elements: (a) representation made of material fact, (b) that was untrue, (c) which the Party making the representation knew to be untrue at the time such representation was made, (d) with the intent to deceive and for the purpose of inducing the recipient to act upon it, (e) on which the recipient relied and (f) as a result of such reliance, the recipient suffered Losses. “Fundamental Representation” means the representations and warranties of each Member, as applicable, set forth in Sections 3.1(a) (Organization; Authorization), 3.1(b) (No Prior Operations or Liabilities), 3.1(c) (Sufficiency of IP), 4.1 (Incorporation; Authorization) and 4.5 (Brokers). 4 1034377.18-CHISR01A - MSW licenses of or other grants of rights to use Intellectual Property or any restrictions on transfer of securities imposed by applicable securities Laws. “Engineering Services Agreements” means the Engineering Services Agreements to be entered into by and between the Company and the other parties thereto, in accordance with the principles set forth in the Commercial Document Framework. “Excluded Orders” means (a) all orders from FAB for use by FAB, (b) any order that becomes an Additional Excluded Order in accordance with Section 5.9 and (c) the specific orders set forth on Schedule 1.1(a). “Executory Period Orders” means any In-Scope Business orders originated between the date hereof and the Closing; provided that such orders shall not include any order which is a Loss Order. “FAB” means the Brazilian Air Force (Força Aérea Brasileira). “FAB License” means a written, definitive, duly executed and binding agreement (not including a letter of intent or any other preliminary written agreement) with FAB permitting Embraer to license or sublicense to the Company, as the case may be, the Intellectual Property required to enable the Company to conduct the In-Scope Business in accordance with the Business Plan and to comply with its obligations under the Defense JV Commercial Agreements, which shall, in any case, with respect to all Intellectual Property related to the KC-390 in which FAB has rights, whether through ownership, contract, operation of law or otherwise, include (a) a license, (with the right to sublicense) or sublicense (with the further right to sublicense), as the case may be, which will be exclusive in the United States, to the Company for use of such Intellectual Property by the Company and the Members in the In-Scope Business, and (b) a waiver or other contractual arrangement pursuant to which FAB is prevented from vetoing, blocking, charging for (other than payment to FAB by the Company of the existing 3.1% royalty in connection with sales of the KC-390), or otherwise restricting, in each case, the Company’s use of such Intellectual Property to conduct the In-Scope Business. For the avoidance of doubt, any Taxes required by Law to be paid by the Company to a Tax Authority in respect of the Company’s payment of the royalty pursuant to the FAB License shall be treated as an expense of the Company and shall be paid by the Company. “Final Assembly Work” means final assembly and check-out of the KC-390 for Sales Work. “Fraud” means conduct including the following elements: (a) representation made of material fact, (b) that was untrue, (c) which the Party making the representation knew to be untrue at the time such representation was made, (d) with the intent to deceive and for the purpose of inducing the recipient to act upon it, (e) on which the recipient relied and (f) as a result of such reliance, the recipient suffered Losses. “Fundamental Representation” means the representations and warranties of each Member, as applicable, set forth in Sections 3.1(a) (Organization; Authorization), 3.1(b) (No Prior Operations or Liabilities), 3.1(c) (Sufficiency of IP), 4.1 (Incorporation; Authorization) and 4.5 (Brokers). 4 1034377.18-CHISR01A - MSW

“Governance Documents” means each of the Certificate of Formation and the LLC Agreement. “Governmental Authority” means the governments of the United States, Brazil and any other sovereign nation or city-state, and any state or other political subdivision thereof, at the federal, state or municipal level, and any other individual, body or entity exercising or having the authority to exercise under the Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, autarchy, agency, organization, department, bureau, office, board, commission or instrumentality, including any Tax Authority, and any court, arbitrator or arbitration panel with proper authority and jurisdiction under such Laws. “Governmental Authorization” means any permit, consent, license, ratification, waiver, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the lawful authority of any Governmental Authority or pursuant to any Law. For clarity, the foregoing shall not include registrations or applications for Intellectual Property (or any recordation of transfers or licenses thereof or other recordations, approvals or authorizations in relation thereto). “Governmental Order” means any order (other than an order constituting an approval), writ, judgment, injunction, decree, stipulation, determination or award entered, rendered, issued or made by any Governmental Authority. “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. “In-Scope Business” means, together, Final Assembly Work, Sales Work and Aftermarket Services; provided that In-Scope Business shall not include Restricted Activities. “Indemnity Loss” means any and all Losses (regardless whether such Losses result from the negligence, gross negligence or strict liability of, or any other basis of liability under the Law or in equity with respect to, a Company Indemnified Person); provided that (a) punitive and exemplary damages shall not constitute Indemnity Losses except to the extent they are payable in a Third Party Claim against a Company Indemnified Person for which such Company Indemnified Person is entitled to indemnification under this Agreement and (b) consequential and special damages (including damages relating to lost profits and diminution in value, to the extent such lost profits and diminution in value constitute consequential damages) shall not constitute Indemnity Losses except to the extent they are (i) payable in a Third Party Claim against a Company Indemnified Person for which such Company Indemnified Person is entitled to indemnification under this Agreement or (ii) the natural, probable and reasonably foreseeable result of the matter, facts or circumstances that gave rise to such Indemnity Loss, taking into account any special circumstances of the In-Scope Business known by, or reasonably apparent to, the Indemnifying Person at the later of (x) the date of this Agreement and (y) the time of the event or occurrence providing the basis for indemnification of Indemnity Losses, but excluding, in connection with this clause (ii) only, damages calculated based on multiples of earnings, EBITDA or similar financial metrics, other than in the case of Fraud. 5 1034377.18-CHISR01A - MSW “Governance Documents” means each of the Certificate of Formation and the LLC Agreement. “Governmental Authority” means the governments of the United States, Brazil and any other sovereign nation or city-state, and any state or other political subdivision thereof, at the federal, state or municipal level, and any other individual, body or entity exercising or having the authority to exercise under the Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, autarchy, agency, organization, department, bureau, office, board, commission or instrumentality, including any Tax Authority, and any court, arbitrator or arbitration panel with proper authority and jurisdiction under such Laws. “Governmental Authorization” means any permit, consent, license, ratification, waiver, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the lawful authority of any Governmental Authority or pursuant to any Law. For clarity, the foregoing shall not include registrations or applications for Intellectual Property (or any recordation of transfers or licenses thereof or other recordations, approvals or authorizations in relation thereto). “Governmental Order” means any order (other than an order constituting an approval), writ, judgment, injunction, decree, stipulation, determination or award entered, rendered, issued or made by any Governmental Authority. “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. “In-Scope Business” means, together, Final Assembly Work, Sales Work and Aftermarket Services; provided that In-Scope Business shall not include Restricted Activities. “Indemnity Loss” means any and all Losses (regardless whether such Losses result from the negligence, gross negligence or strict liability of, or any other basis of liability under the Law or in equity with respect to, a Company Indemnified Person); provided that (a) punitive and exemplary damages shall not constitute Indemnity Losses except to the extent they are payable in a Third Party Claim against a Company Indemnified Person for which such Company Indemnified Person is entitled to indemnification under this Agreement and (b) consequential and special damages (including damages relating to lost profits and diminution in value, to the extent such lost profits and diminution in value constitute consequential damages) shall not constitute Indemnity Losses except to the extent they are (i) payable in a Third Party Claim against a Company Indemnified Person for which such Company Indemnified Person is entitled to indemnification under this Agreement or (ii) the natural, probable and reasonably foreseeable result of the matter, facts or circumstances that gave rise to such Indemnity Loss, taking into account any special circumstances of the In-Scope Business known by, or reasonably apparent to, the Indemnifying Person at the later of (x) the date of this Agreement and (y) the time of the event or occurrence providing the basis for indemnification of Indemnity Losses, but excluding, in connection with this clause (ii) only, damages calculated based on multiples of earnings, EBITDA or similar financial metrics, other than in the case of Fraud. 5 1034377.18-CHISR01A - MSW

“Intellectual Property” means all intellectual property and industrial property rights arising under the Laws of any jurisdiction, including: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations and similar rights in inventions, (b) trademarks, service marks, trade names, service names, trade dress, logos, domain names, social media accounts and other identifiers of source, together with goodwill associated with any of the foregoing, (c) all rights in any original works of authorship or any part thereof that are within the scope of any applicable copyright Law, (d) trade secret and all other intellectual property rights in confidential and proprietary information, including in confidential processes, technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions, compositions, formulas, customer information, operational data, invention reports, technical reports, pricing information, software and know-how, and (e) rights in data, databases and software. “KC-390” means the platform commonly known as the Embraer KC-390, as may be updated, improved or modified from time to time within the In-Scope Business. “Law” means any and all laws (including common laws), constitutions, statutes, decrees, ordinances, directives, regulations, rules, codes and any other legislation enacted, promulgated or prescribed by or under the authority of any Governmental Authority, including a Tax Authority, whether domestic or foreign, and including all Governmental Orders and the terms of any Governmental Authorizations. “Legal Proceeding” means any Claim commenced, brought, conducted or heard by or before any Governmental Authority. “Liability” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising. “License Agreements” means one or more agreements entitled the License Agreement, to be entered into among two or more of Boeing, Embraer and the Company, in accordance with the principles set forth in the Commercial Document Framework. “Loss” means any and all losses, damages (including consequential, special, punitive, exemplary and incidental damages), penalties, fines, Taxes, costs and expenses, and the amounts of or paid or payable in respect of, any and all Liabilities and Claims (including interest, penalties, reasonable attorneys’ and accountants’ fees and disbursements and all amounts paid in investigation, defense or settlement of any of the foregoing), including any of the foregoing or portion thereof that may arise out of or relate to the period after the date of this Agreement. “Loss Order” means an In-Scope Business order originated between the date hereof and the Closing where the expected contract costs associated with such order are expected to exceed expected contract revenue associated with such order (determined in accordance with the Accounting Policies and Practices) as of the time of the Closing. 6 1034377.18-CHISR01A - MSW “Intellectual Property” means all intellectual property and industrial property rights arising under the Laws of any jurisdiction, including: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations and similar rights in inventions, (b) trademarks, service marks, trade names, service names, trade dress, logos, domain names, social media accounts and other identifiers of source, together with goodwill associated with any of the foregoing, (c) all rights in any original works of authorship or any part thereof that are within the scope of any applicable copyright Law, (d) trade secret and all other intellectual property rights in confidential and proprietary information, including in confidential processes, technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions, compositions, formulas, customer information, operational data, invention reports, technical reports, pricing information, software and know-how, and (e) rights in data, databases and software. “KC-390” means the platform commonly known as the Embraer KC-390, as may be updated, improved or modified from time to time within the In-Scope Business. “Law” means any and all laws (including common laws), constitutions, statutes, decrees, ordinances, directives, regulations, rules, codes and any other legislation enacted, promulgated or prescribed by or under the authority of any Governmental Authority, including a Tax Authority, whether domestic or foreign, and including all Governmental Orders and the terms of any Governmental Authorizations. “Legal Proceeding” means any Claim commenced, brought, conducted or heard by or before any Governmental Authority. “Liability” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising. “License Agreements” means one or more agreements entitled the License Agreement, to be entered into among two or more of Boeing, Embraer and the Company, in accordance with the principles set forth in the Commercial Document Framework. “Loss” means any and all losses, damages (including consequential, special, punitive, exemplary and incidental damages), penalties, fines, Taxes, costs and expenses, and the amounts of or paid or payable in respect of, any and all Liabilities and Claims (including interest, penalties, reasonable attorneys’ and accountants’ fees and disbursements and all amounts paid in investigation, defense or settlement of any of the foregoing), including any of the foregoing or portion thereof that may arise out of or relate to the period after the date of this Agreement. “Loss Order” means an In-Scope Business order originated between the date hereof and the Closing where the expected contract costs associated with such order are expected to exceed expected contract revenue associated with such order (determined in accordance with the Accounting Policies and Practices) as of the time of the Closing. 6 1034377.18-CHISR01A - MSW

“Master Teaming Agreement” means that certain Master Teaming Agreement for KC- 390 Aircraft, Support, and Training, dated as of November 30, 2015, by and between Boeing Parent and Embraer Parent. “Permitted Encumbrances” means (a) Encumbrances of mechanics, carriers, workmen, repairmen, warehouseman, materialmen or other similar Encumbrances arising or incurred in the ordinary course of business consistent with past practice for security amounts that are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such Member) have been established on the balance sheet of such Member; (b) Encumbrances for Taxes, labor Claims, assessments and other governmental charges which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such Member) have been established on the balance sheet of such Member; and (c) any Encumbrances that are expressly set forth in the governing documents of any Member, this Agreement or any other Transaction Document. “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company or other entity, including any Governmental Authority. “Restricted Activities” means activities that would otherwise constitute In-Scope Business but for the fact that they are related to activities that are subject to facilities clearances or other approvals required pursuant to the U.S. National Industrial Security Program, Foreign Ownership, Control, or Influence (FOCI) and the rules and guidance promulgated thereunder. “Restricted Person” means each of Boeing Parent, Embraer Parent, and their respective Controlled Affiliates. “Sales Support Agreement” means that certain Sales Support Agreement to be entered into by and between Boeing and Embraer, attached hereto as Exhibit F. “Sales Work” means marketing, selling and distributing the KC-390 for sales worldwide, other than Excluded Orders and Loss Orders. “Second Golden Share Approval” means the express or deemed approval by the government of Brazil in respect of its Golden Share, pursuant to Section 9, paragraph 2, IV of the bylaws (estatuto social) of Embraer Parent, whether by the affirmative vote by the government of Brazil or the failure by the government of Brazil to exercise its veto right at the shareholder meeting called for the Shareholder Approval, without any additional terms or conditions or any waiver, amendment, modification or supplement to this Agreement or the other Transaction Documents, or the transactions contemplated hereby or thereby or by the MTA, but excluding any Brazilian antitrust approval by the Brazilian Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, and any successor thereto. 7 1034377.18-CHISR01A - MSW “Master Teaming Agreement” means that certain Master Teaming Agreement for KC- 390 Aircraft, Support, and Training, dated as of November 30, 2015, by and between Boeing Parent and Embraer Parent. “Permitted Encumbrances” means (a) Encumbrances of mechanics, carriers, workmen, repairmen, warehouseman, materialmen or other similar Encumbrances arising or incurred in the ordinary course of business consistent with past practice for security amounts that are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such Member) have been established on the balance sheet of such Member; (b) Encumbrances for Taxes, labor Claims, assessments and other governmental charges which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with IFRS or other accounting principles and standards applicable to such Member) have been established on the balance sheet of such Member; and (c) any Encumbrances that are expressly set forth in the governing documents of any Member, this Agreement or any other Transaction Document. “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company or other entity, including any Governmental Authority. “Restricted Activities” means activities that would otherwise constitute In-Scope Business but for the fact that they are related to activities that are subject to facilities clearances or other approvals required pursuant to the U.S. National Industrial Security Program, Foreign Ownership, Control, or Influence (FOCI) and the rules and guidance promulgated thereunder. “Restricted Person” means each of Boeing Parent, Embraer Parent, and their respective Controlled Affiliates. “Sales Support Agreement” means that certain Sales Support Agreement to be entered into by and between Boeing and Embraer, attached hereto as Exhibit F. “Sales Work” means marketing, selling and distributing the KC-390 for sales worldwide, other than Excluded Orders and Loss Orders. “Second Golden Share Approval” means the express or deemed approval by the government of Brazil in respect of its Golden Share, pursuant to Section 9, paragraph 2, IV of the bylaws (estatuto social) of Embraer Parent, whether by the affirmative vote by the government of Brazil or the failure by the government of Brazil to exercise its veto right at the shareholder meeting called for the Shareholder Approval, without any additional terms or conditions or any waiver, amendment, modification or supplement to this Agreement or the other Transaction Documents, or the transactions contemplated hereby or thereby or by the MTA, but excluding any Brazilian antitrust approval by the Brazilian Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, and any successor thereto. 7 1034377.18-CHISR01A - MSW

“Shareholder Approval” means the approval of the proposals to approve the consummation of the consummation of the transactions contemplated by this Agreement and the other Transaction Documents by the shareholders of Embraer Parent with at least a majority of the valid votes at an extraordinary shareholder meeting properly called and held with the specific purpose of approving such matters. “Subsidiary” means, with respect to any given Person, any other Person the equity interests of which are wholly owned, directly or indirectly, at the relevant time, by that Person (except for any equity interests issued or transferred to “nominee” equityholders (or the equivalent) as necessary or desirable under the Laws of the jurisdiction of formation of such corporation, limited liability company, partnership, association or other entity) but only for so long as they are wholly owned. “Supply Agreements” means the Supply Agreements to be entered into by and between the Company and each of Embraer Parent and the Commercial Aviation JV, in accordance with the principles set forth in the Commercial Document Framework. “Tax” or “Taxes” means, without duplication, (a) taxes, charges, fees, contributions, social contributions, contributions on economic intervention imposts, levies or any other assessments imposed by any Tax Authority, of any country, state, province or municipality, including all income, profits, revenues, franchise, services, receipts, gross receipts, margin, capital, financial, net worth, sales, use, excise, recording, real estate, real estate transfer, escheat, unclaimed property, withholding, alternative minimum or add on, ad valorem, inventory, payroll, estimated, goods and services, employment, welfare, social security, disability, occupation, unemployment, general business, premium, real property, personal property, capital stock, stock transfer, stamp, transfer, documentary, conveyance, production, windfall profits, pension, duties, customs duties, contributions on import transactions, value added and other similar taxes, withholdings, duties, charges, fees, levies, imposts, license and registration fees, governmental charges and assessments, including related interest, penalties, fines, additions to tax and expenses levied by any national, federal, state and local Tax Authority, (b) any Liability for the payment of amounts described in clause (a) whether as a result of transferee liability, joint and several or secondary liability for being a member of an affiliated, consolidated, combined, unitary or other economic group (defined within the meaning of Section 1504(a) of the Code or any similar provision of foreign, state, provincial or local applicable Law), including under Section 1.1502-6 of the Treasury Regulations for any period, or payable by reason of contract assumption, operation of Law, or otherwise and (c) any Liability for the payment of amounts described in clause (a) or clause (b) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement. “Tax Authority” means any national, federal, state, local, or municipal Governmental Authority exercising authority to charge, audit, regulate or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the U.S. Internal Revenue Service). “Third Party” means any Person who is not a Party or an Affiliate of a Party. 8 1034377.18-CHISR01A - MSW “Shareholder Approval” means the approval of the proposals to approve the consummation of the consummation of the transactions contemplated by this Agreement and the other Transaction Documents by the shareholders of Embraer Parent with at least a majority of the valid votes at an extraordinary shareholder meeting properly called and held with the specific purpose of approving such matters. “Subsidiary” means, with respect to any given Person, any other Person the equity interests of which are wholly owned, directly or indirectly, at the relevant time, by that Person (except for any equity interests issued or transferred to “nominee” equityholders (or the equivalent) as necessary or desirable under the Laws of the jurisdiction of formation of such corporation, limited liability company, partnership, association or other entity) but only for so long as they are wholly owned. “Supply Agreements” means the Supply Agreements to be entered into by and between the Company and each of Embraer Parent and the Commercial Aviation JV, in accordance with the principles set forth in the Commercial Document Framework. “Tax” or “Taxes” means, without duplication, (a) taxes, charges, fees, contributions, social contributions, contributions on economic intervention imposts, levies or any other assessments imposed by any Tax Authority, of any country, state, province or municipality, including all income, profits, revenues, franchise, services, receipts, gross receipts, margin, capital, financial, net worth, sales, use, excise, recording, real estate, real estate transfer, escheat, unclaimed property, withholding, alternative minimum or add on, ad valorem, inventory, payroll, estimated, goods and services, employment, welfare, social security, disability, occupation, unemployment, general business, premium, real property, personal property, capital stock, stock transfer, stamp, transfer, documentary, conveyance, production, windfall profits, pension, duties, customs duties, contributions on import transactions, value added and other similar taxes, withholdings, duties, charges, fees, levies, imposts, license and registration fees, governmental charges and assessments, including related interest, penalties, fines, additions to tax and expenses levied by any national, federal, state and local Tax Authority, (b) any Liability for the payment of amounts described in clause (a) whether as a result of transferee liability, joint and several or secondary liability for being a member of an affiliated, consolidated, combined, unitary or other economic group (defined within the meaning of Section 1504(a) of the Code or any similar provision of foreign, state, provincial or local applicable Law), including under Section 1.1502-6 of the Treasury Regulations for any period, or payable by reason of contract assumption, operation of Law, or otherwise and (c) any Liability for the payment of amounts described in clause (a) or clause (b) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement. “Tax Authority” means any national, federal, state, local, or municipal Governmental Authority exercising authority to charge, audit, regulate or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the U.S. Internal Revenue Service). “Third Party” means any Person who is not a Party or an Affiliate of a Party. 8 1034377.18-CHISR01A - MSW

“Transaction Documents” means this Agreement, each of the Governance Documents, all transaction documents set forth on Exhibit G and any certificate, instrument or other document delivered pursuant to any of the foregoing. “U.S.” or “United States” means the United States of America. Section 1.2 Index of Defined Terms. Accounting Policies and Practices .......... 1.1 Embraer ......................................... Preamble Additional Excluded Order ..................... 5.9 Embraer In-Kind Contribution ...... 2.2(b)(ii) Adverse Condition ............................. 5.3(d) Embraer Parent........................................ 1.1 Affiliate ................................................... 1.1 Encumbrance........................................... 1.1 Aftermarket Services .............................. 1.1 Engineering Services Agreements .......... 1.1 Aftermarket Services & Support Excluded Orders...................................... 1.1 Agreements ......................................... 1.1 Executory Period Orders ......................... 1.1 Agreement ..................................... Preamble FAB ......................................................... 1.1 Amended and Restated Agreement . Recitals FAB License ............................................ 1.1 Anti-Corruption Laws ......................... 4.6(a) FCPA................................................... 4.6(a) Antitrust Laws ......................................... 1.1 Final Assembly Work .............................. 1.1 Boeing ........................................... Preamble Fraud ....................................................... 1.1 Boeing Parent ................................ Preamble Fundamental Representation .................... 1.1 Brazil ....................................................... 1.1 Governance Documents .......................... 1.1 Business Day ........................................... 1.1 Government Official ........................... 4.6(b) Business Plan .......................................... 1.1 Governmental Authority ......................... 1.1 Cap ...................................................... 8.3(a) Governmental Authorization ................... 1.1 Certificate of Formation .......................... 1.1 Governmental Order ............................... 1.1 Claim ....................................................... 1.1 HSR Act ................................................... 1.1 Claim Amount ..................................... 8.4(a) ICDR .................................................. 8.4(d) Closing ................................................ 2.2(a) ICDR Rules ......................................... 9.6(a) Closing Date............................................ 1.1 In-Scope Business ................................... 1.1 Closing Date Cash Contribution ............. 2.1 Indemnifying Person ................................ 8.2 Closing Date Contribution ............ 2.2(b)(iv) Indemnity Claims .................................... 8.2 Closing In-Kind Contribution ....... 2.2(b)(ii) Indemnity Loss........................................ 1.1 Code ........................................................ 1.1 Initiating Member ................................... 5.9 Commercial Aviation JV ................ Recitals Intellectual Property ................................ 1.1 Commercial Document Framework ........ 1.1 KC-390 .................................................... 1.1 Company ....................................... Preamble KC-390 Opportunity ............................... 5.9 Company Indemnified Persons ................ 8.2 Law ......................................................... 1.1 Company Interest .................................... 1.1 Legal Proceeding .................................... 1.1 Confidentiality Agreement ..................... 5.2 Liability ................................................... 1.1 Consent ................................................... 1.1 License Agreements ................................ 1.1 Contract .................................................... 1.1 Licensed IP.......................................... 3.1(c) Control .................................................... 1.1 LLC Agreement .............................. Recitals Cooperation Request ............................... 5.9 Loss ......................................................... 1.1 Deductible ........................................... 8.3(a) Loss Order ............................................... 1.1 Defense JV Commercial Agreements ..... 1.1 Master Teaming Agreement ................... 1.1 Dispute ................................................ 9.6(a) Member ......................................... Preamble 9 1034377.18-CHISR01A - MSW “Transaction Documents” means this Agreement, each of the Governance Documents, all transaction documents set forth on Exhibit G and any certificate, instrument or other document delivered pursuant to any of the foregoing. “U.S.” or “United States” means the United States of America. Section 1.2 Index of Defined Terms. Accounting Policies and Practices .......... 1.1 Embraer ......................................... Preamble Additional Excluded Order ...................... 5.9 Embraer In-Kind Contribution ...... 2.2(b)(ii) Adverse Condition ............................. 5.3(d) Embraer Parent........................................ 1.1 Affiliate ................................................... 1.1 Encumbrance........................................... 1.1 Aftermarket Services .............................. 1.1 Engineering Services Agreements .......... 1.1 Aftermarket Services & Support Excluded Orders...................................... 1.1 Agreements ......................................... 1.1 Executory Period Orders ......................... 1.1 Agreement ..................................... Preamble FAB .......................................................... 1.1 Amended and Restated Agreement . Recitals FAB License ........................................... 1.1 Anti-Corruption Laws ......................... 4.6(a) FCPA................................................... 4.6(a) Antitrust Laws ......................................... 1.1 Final Assembly Work ............................. 1.1 Boeing ........................................... Preamble Fraud ........................................................ 1.1 Boeing Parent ................................ Preamble Fundamental Representation ................... 1.1 Brazil ....................................................... 1.1 Governance Documents .......................... 1.1 Business Day ........................................... 1.1 Government Official .......................... 4.6(b) Business Plan .......................................... 1.1 Governmental Authority .......................... 1.1 Cap ...................................................... 8.3(a) Governmental Authorization .................. 1.1 Certificate of Formation .......................... 1.1 Governmental Order ................................ 1.1 Claim ....................................................... 1.1 HSR Act .................................................. 1.1 Claim Amount ..................................... 8.4(a) ICDR ................................................... 8.4(d) Closing ................................................ 2.2(a) ICDR Rules ......................................... 9.6(a) Closing Date............................................ 1.1 In-Scope Business ................................... 1.1 Closing Date Cash Contribution ............. 2.1 Indemnifying Person ............................... 8.2 Closing Date Contribution ............ 2.2(b)(iv) Indemnity Claims ..................................... 8.2 Closing In-Kind Contribution ....... 2.2(b)(ii) Indemnity Loss........................................ 1.1 Code ........................................................ 1.1 Initiating Member .................................... 5.9 Commercial Aviation JV ................ Recitals Intellectual Property ................................ 1.1 Commercial Document Framework ........ 1.1 KC-390 ..................................................... 1.1 Company ....................................... Preamble KC-390 Opportunity ............................... 5.9 Company Indemnified Persons ............... 8.2 Law .......................................................... 1.1 Company Interest .................................... 1.1 Legal Proceeding .................................... 1.1 Confidentiality Agreement ..................... 5.2 Liability .................................................... 1.1 Consent ................................................... 1.1 License Agreements ................................ 1.1 Contract ................................................... 1.1 Licensed IP.......................................... 3.1(c) Control .................................................... 1.1 LLC Agreement .............................. Recitals Cooperation Request ............................... 5.9 Loss .......................................................... 1.1 Deductible ........................................... 8.3(a) Loss Order ............................................... 1.1 Defense JV Commercial Agreements ..... 1.1 Master Teaming Agreement ................... 1.1 Dispute ................................................ 9.6(a) Member ......................................... Preamble 9 1034377.18-CHISR01A - MSW

MTA ................................................ Recitals Restricted Person .................................... 1.1 Non-Initiating Member ........................... 5.9 Sales Work .............................................. 1.1 Non-Third Party Claim ....................... 8.4(a) Sales Support Agreement ......................... 1.1 Notice of Claim ................................... 8.4(a) Second Golden Share Approval .............. 1.1 Original Agreement ........................ Recitals Separate Campaign ................................. 5.9 Party .............................................. Preamble Shareholder Approval ............................. 1.1 Permitted Activity ................................... 5.4 Subsidiary ............................................... 1.1 Permitted Encumbrances ........................ 1.1 Supply Agreements ................................. 1.1 Person ...................................................... 1.1 Tax .......................................................... 1.1 Reasonable Limitations ........................... 5.9 Tax Authority .......................................... 1.1 Reply Certificate ................................ 8.4(b) Third Party .............................................. 1.1 Representative ...................................... 4.6(a) Third Party Claim ................................... 8.5 Required Regulatory Approvals ........ 5.1(a) Transaction Documents .......................... 1.1 Restricted Activities ................................. 1.1 U.S. or United States ............................... 1.1 ARTICLE II CLOSING DATE CONTRIBUTIONS; CLOSING Section 2.1 Closing Date Cash Commitments. On the terms and subject to the conditions hereof, each Member, on a several and not joint basis, hereby commits to fund the Company at the Closing with an amount in cash equal to the aggregate funding commitment set forth opposite such Member’s name on Schedule 2.1 (such amount with respect to each Member, such Member’s “Closing Date Cash Contribution”). Except as expressly set forth in this Agreement or the LLC Agreement (and subject to the conditions set forth herein and therein), no Member shall be required to contribute capital or grant any loans, in each case to the Company or any of its Subsidiaries. Section 2.2 Closing. (a) General. The closing of the transactions contemplated by this Section 2.2 (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages, as soon as practicable, but not later than three Business Days after the satisfaction or waiver of the conditions to the Parties’ obligations set forth in Article VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as the Members may mutually agree in writing. (b) Closing Date Contributions; Issuance of Company Interests. At the Closing: (i) each Member shall contribute to the Company cash in the amount equal to such Member’s Closing Date Cash Contribution by wire transfer of immediately available funds to the account designated in writing by the Company (which account shall be designated at least two Business Days prior to the Closing Date); (ii) Embraer will cause the Licensed IP (as defined below) to be licensed or sublicensed to the Company on terms consistent with those set forth in the 10 1034377.18-CHISR01A - MSW MTA ................................................ Recitals Restricted Person .................................... 1.1 Non-Initiating Member ............................ 5.9 Sales Work .............................................. 1.1 Non-Third Party Claim ....................... 8.4(a) Sales Support Agreement ........................ 1.1 Notice of Claim .................................... 8.4(a) Second Golden Share Approval .............. 1.1 Original Agreement ........................ Recitals Separate Campaign ................................. 5.9 Party ............................................... Preamble Shareholder Approval ............................. 1.1 Permitted Activity ................................... 5.4 Subsidiary ............................................... 1.1 Permitted Encumbrances ........................ 1.1 Supply Agreements ................................. 1.1 Person ...................................................... 1.1 Tax .......................................................... 1.1 Reasonable Limitations ........................... 5.9 Tax Authority .......................................... 1.1 Reply Certificate ................................ 8.4(b) Third Party .............................................. 1.1 Representative ...................................... 4.6(a) Third Party Claim ................................... 8.5 Required Regulatory Approvals ........ 5.1(a) Transaction Documents .......................... 1.1 Restricted Activities ................................. 1.1 U.S. or United States ............................... 1.1 ARTICLE II CLOSING DATE CONTRIBUTIONS; CLOSING Section 2.1 Closing Date Cash Commitments. On the terms and subject to the conditions hereof, each Member, on a several and not joint basis, hereby commits to fund the Company at the Closing with an amount in cash equal to the aggregate funding commitment set forth opposite such Member’s name on Schedule 2.1 (such amount with respect to each Member, such Member’s “Closing Date Cash Contribution”). Except as expressly set forth in this Agreement or the LLC Agreement (and subject to the conditions set forth herein and therein), no Member shall be required to contribute capital or grant any loans, in each case to the Company or any of its Subsidiaries. Section 2.2 Closing. (a) General. The closing of the transactions contemplated by this Section 2.2 (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages, as soon as practicable, but not later than three Business Days after the satisfaction or waiver of the conditions to the Parties’ obligations set forth in Article VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as the Members may mutually agree in writing. (b) Closing Date Contributions; Issuance of Company Interests. At the Closing: (i) each Member shall contribute to the Company cash in the amount equal to such Member’s Closing Date Cash Contribution by wire transfer of immediately available funds to the account designated in writing by the Company (which account shall be designated at least two Business Days prior to the Closing Date); (ii) Embraer will cause the Licensed IP (as defined below) to be licensed or sublicensed to the Company on terms consistent with those set forth in the 10 1034377.18-CHISR01A - MSW

Commercial Document Framework and may, at its own and absolute discretion, structure such license or sublicense (other than any Intellectual Property that is licensed or sublicensed under the FAB License) as in-kind capital contributions (the “Closing In-Kind Contribution”) to the Company; (iii) Embraer may, at its own and absolute discretion, elect to contribute to the Company additional Intellectual Property licenses (including, for the avoidance of doubt, any sublicenses to Third Party intellectual property included therein) and other intangibles, including, subject to Section 5.3(d), any Executory Period Orders, on or after the Closing (together with the Closing In-Kind Contribution, the “Embraer In-Kind Contribution”); and (iv) in exchange for the contribution(s) of each Member set forth in clauses (i) and (ii) above (with respect to each Member, such Member’s “Closing Date Contribution”), the Company shall issue to such Member the Company Interests set forth opposite such Member’s name on Schedule 2.1 under the column “Initial Company Interests.” Section 2.3 Other Closing Deliveries. (a) Boeing Deliveries. At the Closing, Boeing shall: (i) execute and deliver, and cause Boeing Parent to execute and deliver, to Embraer duly executed counterparts to the LLC Agreement; and (ii) execute and deliver, and cause any Affiliate of Boeing party thereto to execute and deliver, to Embraer duly executed counterparts to each of the Defense JV Commercial Agreements to which Boeing or its respective Affiliates, as the case may be, are a party. (b) Embraer Deliveries. At the Closing, Embraer shall: (i) execute and deliver, and cause Embraer Parent and the Company to execute and deliver, to Boeing duly executed counterparts to the LLC Agreement; and (ii) execute and deliver, and cause the Company and any Affiliate of Embraer party thereto to execute and deliver, to Boeing duly executed counterparts to each of the Defense JV Commercial Agreements to which Embraer, the Company or their respective Affiliates, as the case may be, are a party. ARTICLE III CERTAIN REPRESENTATIONS AND WARRANTIES OF EMBRAER Section 3.1 Representations of Embraer Regarding the Company and Certain Contributed Assets. In order to induce Boeing to enter into and perform this Agreement and to complete the transactions contemplated by this Agreement and the other Transaction Documents, Embraer hereby represents and warrants to Boeing as follows: 11 1034377.18-CHISR01A - MSW Commercial Document Framework and may, at its own and absolute discretion, structure such license or sublicense (other than any Intellectual Property that is licensed or sublicensed under the FAB License) as in-kind capital contributions (the “Closing In-Kind Contribution”) to the Company; (iii) Embraer may, at its own and absolute discretion, elect to contribute to the Company additional Intellectual Property licenses (including, for the avoidance of doubt, any sublicenses to Third Party intellectual property included therein) and other intangibles, including, subject to Section 5.3(d), any Executory Period Orders, on or after the Closing (together with the Closing In-Kind Contribution, the “Embraer In-Kind Contribution”); and (iv) in exchange for the contribution(s) of each Member set forth in clauses (i) and (ii) above (with respect to each Member, such Member’s “Closing Date Contribution”), the Company shall issue to such Member the Company Interests set forth opposite such Member’s name on Schedule 2.1 under the column “Initial Company Interests.” Section 2.3 Other Closing Deliveries. (a) Boeing Deliveries. At the Closing, Boeing shall: (i) execute and deliver, and cause Boeing Parent to execute and deliver, to Embraer duly executed counterparts to the LLC Agreement; and (ii) execute and deliver, and cause any Affiliate of Boeing party thereto to execute and deliver, to Embraer duly executed counterparts to each of the Defense JV Commercial Agreements to which Boeing or its respective Affiliates, as the case may be, are a party. (b) Embraer Deliveries. At the Closing, Embraer shall: (i) execute and deliver, and cause Embraer Parent and the Company to execute and deliver, to Boeing duly executed counterparts to the LLC Agreement; and (ii) execute and deliver, and cause the Company and any Affiliate of Embraer party thereto to execute and deliver, to Boeing duly executed counterparts to each of the Defense JV Commercial Agreements to which Embraer, the Company or their respective Affiliates, as the case may be, are a party. ARTICLE III CERTAIN REPRESENTATIONS AND WARRANTIES OF EMBRAER Section 3.1 Representations of Embraer Regarding the Company and Certain Contributed Assets. In order to induce Boeing to enter into and perform this Agreement and to complete the transactions contemplated by this Agreement and the other Transaction Documents, Embraer hereby represents and warrants to Boeing as follows: 11 1034377.18-CHISR01A - MSW

(a) Organization; Authorization. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the full and requisite limited liability company power and authority to enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, to perform all of the obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each of the other Transaction Documents, the performance of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action, and no other limited liability company action or proceeding is necessary to authorize the execution and delivery by the Company of this Agreement and each of the other Transaction Documents, the performance of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Documents to which it is party will be at the Closing, duly authorized, executed and delivered by the Company. (b) No Prior Operations or Liabilities. The Company is a limited liability company that was formed in order to facilitate and engage in the transactions contemplated by this Agreement and the Transaction Documents. As of the date hereof, the Company (i) has not engaged in any business activities or conducted any operations other than entering into the Original Agreement and this Agreement, (ii) does not own any assets, (iii) does not have any liabilities or obligations of any kind whatsoever in existence, whether accrued, contingent, absolute or otherwise, other than pursuant to its formation and this Agreement, and (iv) is not a party to any Contract other than the Original Agreement and this Agreement. (c) Sufficiency of IP. Intellectual Property that is subject to the licenses or sublicenses from Embraer to the Company, including any Intellectual Property that is licensed or sublicensed under the FAB License (collectively, the “Licensed IP”), owned by or licensed to Embraer and its Affiliates, is sufficient in all material respects to conduct the In-Scope Business as contemplated by the Business Plan; provided that the foregoing representation and warranty shall not be deemed to constitute a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property rights, which are addressed exclusively in Section 3.1(e). (d) No Other Royalties. Other than the royalty payable to FAB under the FAB License, there are no material royalty amounts payable to any Person in connection with the Company’s or the Members’ use of the Licensed IP to conduct the In-Scope Business as contemplated by the Business Plan. (e) No Infringement. The use or other exploitation (e.g., copying, display, performance) of the Licensed IP to conduct the In-Scope Business as contemplated by the Business Plan will not infringe the Intellectual Property rights of any Person. (f) No Claims or Proceedings. There have been no Claims, allegations, suits, or other Legal Proceedings asserted or, to the knowledge of Embraer, threatened, against Embraer or any of its Affiliates alleging that the activities contemplated by the In-Scope Business, to the extent such activities were performed by or on behalf of Embraer or any of its 12 1034377.18-CHISR01A - MSW (a) Organization; Authorization. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the full and requisite limited liability company power and authority to enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, to perform all of the obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each of the other Transaction Documents, the performance of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action, and no other limited liability company action or proceeding is necessary to authorize the execution and delivery by the Company of this Agreement and each of the other Transaction Documents, the performance of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Documents to which it is party will be at the Closing, duly authorized, executed and delivered by the Company. (b) No Prior Operations or Liabilities. The Company is a limited liability company that was formed in order to facilitate and engage in the transactions contemplated by this Agreement and the Transaction Documents. As of the date hereof, the Company (i) has not engaged in any business activities or conducted any operations other than entering into the Original Agreement and this Agreement, (ii) does not own any assets, (iii) does not have any liabilities or obligations of any kind whatsoever in existence, whether accrued, contingent, absolute or otherwise, other than pursuant to its formation and this Agreement, and (iv) is not a party to any Contract other than the Original Agreement and this Agreement. (c) Sufficiency of IP. Intellectual Property that is subject to the licenses or sublicenses from Embraer to the Company, including any Intellectual Property that is licensed or sublicensed under the FAB License (collectively, the “Licensed IP”), owned by or licensed to Embraer and its Affiliates, is sufficient in all material respects to conduct the In-Scope Business as contemplated by the Business Plan; provided that the foregoing representation and warranty shall not be deemed to constitute a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property rights, which are addressed exclusively in Section 3.1(e). (d) No Other Royalties. Other than the royalty payable to FAB under the FAB License, there are no material royalty amounts payable to any Person in connection with the Company’s or the Members’ use of the Licensed IP to conduct the In-Scope Business as contemplated by the Business Plan. (e) No Infringement. The use or other exploitation (e.g., copying, display, performance) of the Licensed IP to conduct the In-Scope Business as contemplated by the Business Plan will not infringe the Intellectual Property rights of any Person. (f) No Claims or Proceedings. There have been no Claims, allegations, suits, or other Legal Proceedings asserted or, to the knowledge of Embraer, threatened, against Embraer or any of its Affiliates alleging that the activities contemplated by the In-Scope Business, to the extent such activities were performed by or on behalf of Embraer or any of its 12 1034377.18-CHISR01A - MSW

Affiliates prior to the date hereof, have infringed, misappropriated, or otherwise violated any Intellectual Property rights of any Person. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE MEMBERS In order to induce the other Member to enter into and perform this Agreement and to complete the transactions contemplated by this Agreement and the other Transaction Documents, each Member hereby represents and warrants to the other Member (and from and after the Closing, to the Company) as follows: Section 4.1 Incorporation; Authorization. (a) Embraer is a corporation, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power to enter into, perform the transactions contemplated by, and carry out its obligations under, the Transaction Documents to which Embraer is or will be a party. Boeing is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware and has all necessary limited liability company power to enter into, perform the transactions contemplated by, and carry out its obligations under, the Transaction Documents to which Boeing is or will be a party. (b) Each of the Members has all requisite power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party and, subject to receipt of the Required Regulatory Approvals (as defined below) and the Shareholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Members of this Agreement and the other Transaction Documents to which it is a party, the performance by each of the Members of its obligations hereunder and thereunder and, subject to receipt of the Required Regulatory Approvals and the Shareholder Approval, the consummation by each of the Members of the transactions contemplated hereby and thereby have been or, prior to or at the Closing, shall be duly and validly authorized by all requisite and other similar action on the part of each Member. Each of the Members has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of the Members will have duly and validly executed and delivered each other Transaction Document to which it is a party. This Agreement constitutes, and upon execution and delivery thereof each other Transaction Document to which either Member is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of such Member, enforceable against such Member in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and general principles of equity, whether considered in a proceeding at Law or in equity. Section 4.2 No Conflict. Subject to receipt of the Required Regulatory Approvals and the Shareholder Approval, neither the execution and delivery by either Member of this Agreement or any of the other Transaction Documents to which such Member is a party, nor the consummation by either Member of the transactions contemplated hereby or thereby, will (a) 13 1034377.18-CHISR01A - MSW Affiliates prior to the date hereof, have infringed, misappropriated, or otherwise violated any Intellectual Property rights of any Person. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE MEMBERS In order to induce the other Member to enter into and perform this Agreement and to complete the transactions contemplated by this Agreement and the other Transaction Documents, each Member hereby represents and warrants to the other Member (and from and after the Closing, to the Company) as follows: Section 4.1 Incorporation; Authorization. (a) Embraer is a corporation, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power to enter into, perform the transactions contemplated by, and carry out its obligations under, the Transaction Documents to which Embraer is or will be a party. Boeing is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware and has all necessary limited liability company power to enter into, perform the transactions contemplated by, and carry out its obligations under, the Transaction Documents to which Boeing is or will be a party. (b) Each of the Members has all requisite power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party and, subject to receipt of the Required Regulatory Approvals (as defined below) and the Shareholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Members of this Agreement and the other Transaction Documents to which it is a party, the performance by each of the Members of its obligations hereunder and thereunder and, subject to receipt of the Required Regulatory Approvals and the Shareholder Approval, the consummation by each of the Members of the transactions contemplated hereby and thereby have been or, prior to or at the Closing, shall be duly and validly authorized by all requisite and other similar action on the part of each Member. Each of the Members has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of the Members will have duly and validly executed and delivered each other Transaction Document to which it is a party. This Agreement constitutes, and upon execution and delivery thereof each other Transaction Document to which either Member is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of such Member, enforceable against such Member in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and general principles of equity, whether considered in a proceeding at Law or in equity. Section 4.2 No Conflict. Subject to receipt of the Required Regulatory Approvals and the Shareholder Approval, neither the execution and delivery by either Member of this Agreement or any of the other Transaction Documents to which such Member is a party, nor the consummation by either Member of the transactions contemplated hereby or thereby, will (a) 13 1034377.18-CHISR01A - MSW violate or result in the breach of the certificate or articles of incorporation or association or similar organizational documents of such Member; (b) violate or result in the breach of any Law to which such Member or any of its respective assets is subject or by which it is bound; (c) assuming that all Consents set forth in Schedule 1.1(b) have been obtained, violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any Member the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any material Contract binding upon either Member or the In- Scope Business; or (d) (with or without notice or lapse of time) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) upon or with respect to the business of either Member or the In-Scope Business, except for, in the case of the foregoing clauses (b) to (c), any matter that would not (i) reasonably be expected to be material, individually or in the aggregate, to such Member, the In-Scope Business or the Company or (ii) materially impair or delay the ability of such Member to consummate the transactions contemplated by, or perform its obligations under, the Transaction Documents to which it is or will be a party. Section 4.3 Governmental Authorizations. Except for the Required Regulatory Approvals, no Governmental Authorization is required in connection with the execution, delivery and performance by either Member of this Agreement and the other Transaction Documents to which such Member is a party, or the consummation by either Member of the transactions contemplated hereby or thereby, except for such Governmental Authorizations the failure to which would not be material to the Company or the In-Scope Business after the Closing. Section 4.4 Absence of Litigation. Except as set forth in Schedule 4.4, there are no Legal Proceedings pending or, to the knowledge of such Member, threatened by or against such Member or its Affiliates, whether at law or in equity, or before or by any Governmental Authority, that questions the legality of the transactions contemplated by this Agreement or would reasonably be expected to materially adversely affect such Member’s ability to perform its obligations under this Agreement, the consummation of the transactions contemplated by this Agreement or the Company’s conduct of the In-Scope Business. Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from such Member or any of its Affiliates in connection with transactions contemplated hereby based upon arrangements made by or on behalf of such Member or any of its Affiliates for which the Company or the other Member or their respective Affiliates will have any Liability. Section 4.6 Anti-Bribery. (a) Except as set forth in Schedule 4.6(a), since January 1, 2013, neither Member, nor any of the directors, officers or employees of either Member (each, a “Representative”) or, to the knowledge of a Member, any agent of such Member acting at least in part for the benefit of such Member or on behalf of such Member, has taken any action in violation of the Anti-Corruption Law of Brazil (Law No. 12,846/2013), the Brazilian Anti- 14 1034377.18-CHISR01A - MSW violate or result in the breach of the certificate or articles of incorporation or association or similar organizational documents of such Member; (b) violate or result in the breach of any Law to which such Member or any of its respective assets is subject or by which it is bound; (c) assuming that all Consents set forth in Schedule 1.1(b) have been obtained, violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any Member the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any material Contract binding upon either Member or the In- Scope Business; or (d) (with or without notice or lapse of time) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) upon or with respect to the business of either Member or the In-Scope Business, except for, in the case of the foregoing clauses (b) to (c), any matter that would not (i) reasonably be expected to be material, individually or in the aggregate, to such Member, the In-Scope Business or the Company or (ii) materially impair or delay the ability of such Member to consummate the transactions contemplated by, or perform its obligations under, the Transaction Documents to which it is or will be a party. Section 4.3 Governmental Authorizations. Except for the Required Regulatory Approvals, no Governmental Authorization is required in connection with the execution, delivery and performance by either Member of this Agreement and the other Transaction Documents to which such Member is a party, or the consummation by either Member of the transactions contemplated hereby or thereby, except for such Governmental Authorizations the failure to which would not be material to the Company or the In-Scope Business after the Closing. Section 4.4 Absence of Litigation. Except as set forth in Schedule 4.4, there are no Legal Proceedings pending or, to the knowledge of such Member, threatened by or against such Member or its Affiliates, whether at law or in equity, or before or by any Governmental Authority, that questions the legality of the transactions contemplated by this Agreement or would reasonably be expected to materially adversely affect such Member’s ability to perform its obligations under this Agreement, the consummation of the transactions contemplated by this Agreement or the Company’s conduct of the In-Scope Business. Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from such Member or any of its Affiliates in connection with transactions contemplated hereby based upon arrangements made by or on behalf of such Member or any of its Affiliates for which the Company or the other Member or their respective Affiliates will have any Liability. Section 4.6 Anti-Bribery. (a) Except as set forth in Schedule 4.6(a), since January 1, 2013, neither Member, nor any of the directors, officers or employees of either Member (each, a “Representative”) or, to the knowledge of a Member, any agent of such Member acting at least in part for the benefit of such Member or on behalf of such Member, has taken any action in violation of the Anti-Corruption Law of Brazil (Law No. 12,846/2013), the Brazilian Anti- 14 1034377.18-CHISR01A - MSW

corruption Regulatory Decree (Decree No. 8,420/2015), the Brazilian Conflict of Interest Law (Brazilian Federal Law No. 12,813/2013), the Brazilian Law of Administrative Improbity (Brazilian Federal Law No. 8,429/1992) and the Brazilian Public Procurement Law (Brazilian Federal Law No. 8,666/1993), as well as applicable antitrust and anti-money laundering Laws, in connection with the conduct of its respective business, the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-corruption or anti-bribery Law (collectively, the “Anti-Corruption Laws”). (b) Without limiting the foregoing and except as set forth in Schedule 4.6(b), since January 1, 2013, in connection with the its business, neither Member nor any of their Representatives or, to the knowledge of such Member, any agent of such Member has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee, or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (a “Government Official”) or to any Person under circumstances where such Member, its Affiliates or any of its Representatives knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case, for the purpose of (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist such Member, its Affiliates or its Representatives in obtaining or retaining business for or with, or in directing business to such Member, the Company or any other Person, excluding in each of the preceding cases, (A) any lawful expediting payment to a Government Official the purpose of which is to expedite or to secure the performance of a “routine governmental action,” as that term is defined in the FCPA, or similar action by a Government Official or political party or (B) any lawful reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a Government Official or political party that was directly related to (1) the promotion, demonstration, or explanation of products or services; or (2) the execution or performance of a contract with a foreign government or agency thereof. For the avoidance of doubt, nothing in this Section 4.6(b) shall be interpreted in a manner inconsistent with the scope of the representations and warranties made in Section 4.6(a). (c) Without limiting the foregoing and except as set forth in Schedule 4.6(c), since January 1, 2013, no Member, to such Member’s knowledge, agent of such Member, acting at least in part for the benefit of such Member, and none of such Member’s Representatives has made, offered, requested or taken any act in furtherance of any bribe or other unlawful benefit, including, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. Each Member has in place reasonable internal controls designed to prevent any of its Representatives from undertaking any such conduct and to ensure compliance with applicable Anti-Corruption Laws. (d) Except as set forth in Schedule 4.6(d), during the five (5) years prior to the date hereof, to the knowledge of each Member, (i) no agent of such Member or any of its Representatives is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under the 15 1034377.18-CHISR01A - MSW corruption Regulatory Decree (Decree No. 8,420/2015), the Brazilian Conflict of Interest Law (Brazilian Federal Law No. 12,813/2013), the Brazilian Law of Administrative Improbity (Brazilian Federal Law No. 8,429/1992) and the Brazilian Public Procurement Law (Brazilian Federal Law No. 8,666/1993), as well as applicable antitrust and anti-money laundering Laws, in connection with the conduct of its respective business, the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-corruption or anti-bribery Law (collectively, the “Anti-Corruption Laws”). (b) Without limiting the foregoing and except as set forth in Schedule 4.6(b), since January 1, 2013, in connection with the its business, neither Member nor any of their Representatives or, to the knowledge of such Member, any agent of such Member has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee, or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (a “Government Official”) or to any Person under circumstances where such Member, its Affiliates or any of its Representatives knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case, for the purpose of (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist such Member, its Affiliates or its Representatives in obtaining or retaining business for or with, or in directing business to such Member, the Company or any other Person, excluding in each of the preceding cases, (A) any lawful expediting payment to a Government Official the purpose of which is to expedite or to secure the performance of a “routine governmental action,” as that term is defined in the FCPA, or similar action by a Government Official or political party or (B) any lawful reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a Government Official or political party that was directly related to (1) the promotion, demonstration, or explanation of products or services; or (2) the execution or performance of a contract with a foreign government or agency thereof. For the avoidance of doubt, nothing in this Section 4.6(b) shall be interpreted in a manner inconsistent with the scope of the representations and warranties made in Section 4.6(a). (c) Without limiting the foregoing and except as set forth in Schedule 4.6(c), since January 1, 2013, no Member, to such Member’s knowledge, agent of such Member, acting at least in part for the benefit of such Member, and none of such Member’s Representatives has made, offered, requested or taken any act in furtherance of any bribe or other unlawful benefit, including, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. Each Member has in place reasonable internal controls designed to prevent any of its Representatives from undertaking any such conduct and to ensure compliance with applicable Anti-Corruption Laws. (d) Except as set forth in Schedule 4.6(d), during the five (5) years prior to the date hereof, to the knowledge of each Member, (i) no agent of such Member or any of its Representatives is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under the 15 1034377.18-CHISR01A - MSW

Anti-Corruption Laws, and (ii) no such investigation, inquiry or proceedings have been threatened or are pending. Section 4.7 No Other Representations and Warranties; Disclaimers. In making its determination to proceed with the transactions contemplated by this Agreement, each Member has relied on the results of its own independent investigation and verification and only the representations and warranties of the Members expressly and specifically set forth in Article IV of this Agreement, and in the certificates executed by each Member and delivered at the Closing contemplated hereby. THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III AND ARTICLE IV OF THIS AGREEMENT AND IN THE CERTIFICATES EXECUTED BY EACH MEMBER AND DELIVERED AT THE CLOSING CONTEMPLATED HEREBY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE MEMBERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH MEMBER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III AND ARTICLE IV OF THIS AGREEMENT AND IN THE CERTIFICATES EXECUTED BY THE MEMBERS AND DELIVERED AT THE CLOSING CONTEMPLATED HEREBY, ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY THE MEMBERS. ARTICLE V ADDITIONAL AGREEMENTS Section 5.1 Required Regulatory Approvals. (a) Each Member shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) as promptly as reasonably practicable obtain all Governmental Authorizations set forth on Schedule 5.1(a) and, except for the FAB License (which shall be governed by Section 5.8), any other Governmental Authorization that may be, or become, necessary for the performance of such Party’s or any of its Affiliate’s respective obligations pursuant to this Agreement and for the consummation of the transactions contemplated by this Agreement (collectively, the “Required Regulatory Approvals”), and (ii) avoid entry of, or effect the dissolution of, any Governmental Authorization that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. The Members shall cooperate with each other in seeking to promptly obtain the Required Regulatory Approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make all required filings with respect to Required Regulatory Approvals as soon as reasonably practicable and advisable after the date of this Agreement and (B) not enter into any agreement with the United States Federal Trade Commission, the United States Department of Justice (including for the extension of any waiting period) or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. (b) Without limiting the generality of the foregoing, each Member shall promptly notify the other of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to any Required Regulatory Approvals (other than the 16 1034377.18-CHISR01A - MSW Anti-Corruption Laws, and (ii) no such investigation, inquiry or proceedings have been threatened or are pending. Section 4.7 No Other Representations and Warranties; Disclaimers. In making its determination to proceed with the transactions contemplated by this Agreement, each Member has relied on the results of its own independent investigation and verification and only the representations and warranties of the Members expressly and specifically set forth in Article IV of this Agreement, and in the certificates executed by each Member and delivered at the Closing contemplated hereby. THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III AND ARTICLE IV OF THIS AGREEMENT AND IN THE CERTIFICATES EXECUTED BY EACH MEMBER AND DELIVERED AT THE CLOSING CONTEMPLATED HEREBY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE MEMBERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH MEMBER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III AND ARTICLE IV OF THIS AGREEMENT AND IN THE CERTIFICATES EXECUTED BY THE MEMBERS AND DELIVERED AT THE CLOSING CONTEMPLATED HEREBY, ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY THE MEMBERS. ARTICLE V ADDITIONAL AGREEMENTS Section 5.1 Required Regulatory Approvals. (a) Each Member shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) as promptly as reasonably practicable obtain all Governmental Authorizations set forth on Schedule 5.1(a) and, except for the FAB License (which shall be governed by Section 5.8), any other Governmental Authorization that may be, or become, necessary for the performance of such Party’s or any of its Affiliate’s respective obligations pursuant to this Agreement and for the consummation of the transactions contemplated by this Agreement (collectively, the “Required Regulatory Approvals”), and (ii) avoid entry of, or effect the dissolution of, any Governmental Authorization that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. The Members shall cooperate with each other in seeking to promptly obtain the Required Regulatory Approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make all required filings with respect to Required Regulatory Approvals as soon as reasonably practicable and advisable after the date of this Agreement and (B) not enter into any agreement with the United States Federal Trade Commission, the United States Department of Justice (including for the extension of any waiting period) or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. (b) Without limiting the generality of the foregoing, each Member shall promptly notify the other of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to any Required Regulatory Approvals (other than the 16 1034377.18-CHISR01A - MSW

Second Golden Share Approval or the process of obtaining the FAB License) and, subject to applicable Law, permit the other to review in advance any proposed substantive communication by such Party to any Governmental Authority in connection therewith. Neither Member shall participate in any substantive meeting or discussion with any Governmental Authority in respect of any Required Regulatory Approvals (other than the Second Golden Share Approval or the process of obtaining the FAB License), unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other Member or its counsel the opportunity to attend and participate at such meeting. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to applicable Law, the Parties shall provide each other in advance with copies of all substantive correspondence (including documents and data exhibits and attachments), filings or communications between them or any of their Affiliates on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to any Required Regulatory Approvals (other than the Second Golden Share Approval or the process of obtaining the FAB License). The Members shall consult with each other on any information relating to Boeing or Embraer, as the case may be, and any of their respective Affiliates that appear in any filing made with, or written materials submitted to (in each case, including any amendments thereto), any Governmental Authority in connection with filings to be made under applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by Boeing or Embraer, as the case may be; provided that such materials (or any other information or materials provided to or received by any Party under this Section 5.1(b)) may be redacted (x) to remove references concerning the valuation of the In- Scope Business, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine; provided, further, that the Parties may, as each deems advisable, reasonably designate any material or information provided to or received by any Party under this Section 5.1(b) as “outside counsel only material”. Notwithstanding anything in this Section 5.1(b) or elsewhere in this Agreement to the contrary, Boeing and Embraer shall jointly direct and control all aspects of the Parties’ efforts to obtain the Required Regulatory Approvals (other than the Second Golden Share Approval or the process of obtaining the FAB License) either before any Governmental Authority or in any Legal Proceeding pursuant to any Antitrust Laws brought to enjoin the transactions contemplated by this Agreement. (c) In the event that any Legal Proceeding is commenced challenging the transactions contemplated by this Agreement as violating any Antitrust Law, each Party shall cooperate with each other Party and use its respective reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Governmental Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. (d) Notwithstanding anything contained in this Agreement, in exercising its reasonable best efforts to obtain the Required Regulatory Approvals and to consummate the transactions contemplated by this Agreement, neither Boeing nor Embraer nor any of their Affiliates shall be obligated to agree to, accept, perform, or effect, and the Company shall not, 17 1034377.18-CHISR01A - MSW Second Golden Share Approval or the process of obtaining the FAB License) and, subject to applicable Law, permit the other to review in advance any proposed substantive communication by such Party to any Governmental Authority in connection therewith. Neither Member shall participate in any substantive meeting or discussion with any Governmental Authority in respect of any Required Regulatory Approvals (other than the Second Golden Share Approval or the process of obtaining the FAB License), unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other Member or its counsel the opportunity to attend and participate at such meeting. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to applicable Law, the Parties shall provide each other in advance with copies of all substantive correspondence (including documents and data exhibits and attachments), filings or communications between them or any of their Affiliates on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to any Required Regulatory Approvals (other than the Second Golden Share Approval or the process of obtaining the FAB License). The Members shall consult with each other on any information relating to Boeing or Embraer, as the case may be, and any of their respective Affiliates that appear in any filing made with, or written materials submitted to (in each case, including any amendments thereto), any Governmental Authority in connection with filings to be made under applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by Boeing or Embraer, as the case may be; provided that such materials (or any other information or materials provided to or received by any Party under this Section 5.1(b)) may be redacted (x) to remove references concerning the valuation of the In- Scope Business, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine; provided, further, that the Parties may, as each deems advisable, reasonably designate any material or information provided to or received by any Party under this Section 5.1(b) as “outside counsel only material”. Notwithstanding anything in this Section 5.1(b) or elsewhere in this Agreement to the contrary, Boeing and Embraer shall jointly direct and control all aspects of the Parties’ efforts to obtain the Required Regulatory Approvals (other than the Second Golden Share Approval or the process of obtaining the FAB License) either before any Governmental Authority or in any Legal Proceeding pursuant to any Antitrust Laws brought to enjoin the transactions contemplated by this Agreement. (c) In the event that any Legal Proceeding is commenced challenging the transactions contemplated by this Agreement as violating any Antitrust Law, each Party shall cooperate with each other Party and use its respective reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Governmental Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. (d) Notwithstanding anything contained in this Agreement, in exercising its reasonable best efforts to obtain the Required Regulatory Approvals and to consummate the transactions contemplated by this Agreement, neither Boeing nor Embraer nor any of their Affiliates shall be obligated to agree to, accept, perform, or effect, and the Company shall not, 17 1034377.18-CHISR01A - MSW without Boeing’s and Embraer’s prior written consent, agree to, accept, perform or effect, any divestiture or any other undertakings, conditions, remedies, restrictions, obligations, commitments or actions (including any amendments, supplements or modifications to, or waiver of any conditions of, this Agreement or any of the Transaction Documents) required by any Governmental Authority in order to obtain any such Required Regulatory Approvals. (e) Neither Boeing nor Embraer nor any of their Affiliates shall enter into or consummate any business combination with any Third Party (by way of merger, consolidation, share exchange, investment, joint venture strategic alliance, other business combination, asset, stock or equity purchase or otherwise), that would reasonably be expected to prevent the obtaining of any Required Regulatory Approval contemplated by this Section 5.1. Section 5.2 Confidentiality. Each Member acknowledges that it remains bound by that certain Confidentiality Agreement, dated as of October 6, 2017, by and among Boeing Parent and Embraer Parent (as amended from time to time, the “Confidentiality Agreement”). Section 5.3 Further Action. (a) Each of the Members shall (i) execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby, (ii) refrain from taking any action that would reasonably be expected to have the effect of delaying, impairing or impeding the Closing and (iii) use its reasonable efforts to cause all of the conditions to the obligations of the other Member to consummate the Closing to be met on or prior to the Closing. (b) Each of the Members will cooperate to obtain any Consent or Governmental Order that may be required in connection with the transactions contemplated by the Transaction Documents. (c) Embraer shall not request or cause a Governmental Authority to issue any Governmental Order that would prevent a condition set forth in Section 6.1(b) or Section 6.1(c) from being satisfied. For the avoidance of doubt, Embraer does not covenant to cause any Governmental Authority not to issue a Governmental Order. (d) Without limiting the foregoing, Embraer shall use its commercially reasonable efforts to cause the terms of any Executory Period Orders to permit the assignment of such Executory Period Orders to the Company in connection with the Closing without (i) any payment of money, (ii) any default, acceleration or other modification of terms or (iii) providing a termination right (each of the matters set forth in clauses (i), (ii) and (iii), an “Adverse Condition”). To the extent assignable in accordance with the immediately preceding sentence, such Executory Period Orders may, at Embraer’s option, constitute part of the Embraer In-Kind Contribution and shall be assigned to the Company at, or as soon as reasonably practicable following, the Closing. In the event any Executory Period Order is not able to be assigned by Embraer to the Company (without the imposition of any Adverse Condition or otherwise), Embraer will cause, and Boeing and the Company will cooperate in all reasonable respects with Embraer, (x) to provide to the Company the benefits of the applicable Executory Period Order, 18 1034377.18-CHISR01A - MSW without Boeing’s and Embraer’s prior written consent, agree to, accept, perform or effect, any divestiture or any other undertakings, conditions, remedies, restrictions, obligations, commitments or actions (including any amendments, supplements or modifications to, or waiver of any conditions of, this Agreement or any of the Transaction Documents) required by any Governmental Authority in order to obtain any such Required Regulatory Approvals. (e) Neither Boeing nor Embraer nor any of their Affiliates shall enter into or consummate any business combination with any Third Party (by way of merger, consolidation, share exchange, investment, joint venture strategic alliance, other business combination, asset, stock or equity purchase or otherwise), that would reasonably be expected to prevent the obtaining of any Required Regulatory Approval contemplated by this Section 5.1. Section 5.2 Confidentiality. Each Member acknowledges that it remains bound by that certain Confidentiality Agreement, dated as of October 6, 2017, by and among Boeing Parent and Embraer Parent (as amended from time to time, the “Confidentiality Agreement”). Section 5.3 Further Action. (a) Each of the Members shall (i) execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby, (ii) refrain from taking any action that would reasonably be expected to have the effect of delaying, impairing or impeding the Closing and (iii) use its reasonable efforts to cause all of the conditions to the obligations of the other Member to consummate the Closing to be met on or prior to the Closing. (b) Each of the Members will cooperate to obtain any Consent or Governmental Order that may be required in connection with the transactions contemplated by the Transaction Documents. (c) Embraer shall not request or cause a Governmental Authority to issue any Governmental Order that would prevent a condition set forth in Section 6.1(b) or Section 6.1(c) from being satisfied. For the avoidance of doubt, Embraer does not covenant to cause any Governmental Authority not to issue a Governmental Order. (d) Without limiting the foregoing, Embraer shall use its commercially reasonable efforts to cause the terms of any Executory Period Orders to permit the assignment of such Executory Period Orders to the Company in connection with the Closing without (i) any payment of money, (ii) any default, acceleration or other modification of terms or (iii) providing a termination right (each of the matters set forth in clauses (i), (ii) and (iii), an “Adverse Condition”). To the extent assignable in accordance with the immediately preceding sentence, such Executory Period Orders may, at Embraer’s option, constitute part of the Embraer In-Kind Contribution and shall be assigned to the Company at, or as soon as reasonably practicable following, the Closing. In the event any Executory Period Order is not able to be assigned by Embraer to the Company (without the imposition of any Adverse Condition or otherwise), Embraer will cause, and Boeing and the Company will cooperate in all reasonable respects with Embraer, (x) to provide to the Company the benefits of the applicable Executory Period Order, 18 1034377.18-CHISR01A - MSW

subject to the terms thereof and, to the extent the Company receives the benefits therefrom, subject to the Company bearing the burdens that it would have received had it originally entered into the Executory Period Order directly and any incremental Liabilities, costs and expenses incurred by Embraer in connection with providing the Company with such benefits and burdens, (y) to cooperate in any reasonable and lawful arrangement requested by Boeing designed to provide such benefits to the Company, and (z) to enforce, at the request of Boeing and for the account of the Company, any rights of Embraer relating to such Executory Period Order. To the extent that the Company requests and is provided the benefits of any Executory Period Order referred to in this Section 5.3(d), the Company will perform or discharge, on behalf of Embraer, Embraer’s obligations pursuant to such Executory Period Order in accordance with the terms thereof. (e) Without limiting the foregoing, Boeing shall use its commercially reasonable efforts to cause the terms of any agreement related to an Executory Period Order entered into by Boeing (or, if such agreement contemplates orders other than Executory Period Orders, the portions of such agreement related to Executory Period Orders) to permit the assignment of such agreements (or the portions of such agreements) to the Company in connection with the Closing without any Adverse Condition. To the extent assignable in accordance with the immediately preceding sentence, such agreements (or the portions of such agreements) shall be assigned to the Company at, or as soon as reasonably practicable following, the Closing. In the event any agreement (or the portion of any agreement) is not able to be assigned by Boeing to the Company (without the imposition of any Adverse Condition or otherwise), Boeing will cause, and Embraer and the Company will cooperate in all reasonable respects with Boeing, (x) to provide to the Company the benefits of the applicable agreement (or portion of such agreement), subject to the terms thereof and, to the extent the Company receives the benefits therefrom, subject to the Company bearing the burdens that it would have received had it originally entered into the agreement (or the portion of such agreement) directly and any incremental Liabilities, costs and expenses incurred by Boeing in connection with providing the Company with such benefits and burdens, (y) to cooperate in any reasonable and lawful arrangement requested by Embraer designed to provide such benefits to the Company, and (z) to enforce, at the request of Embraer and for the account of the Company, any rights of Boeing relating to such agreement (or the portion of such agreement). To the extent that the Company requests and is provided the benefits of any such agreement (or portion of any such agreement) referred to in this Section 5.3(e), the Company will perform or discharge, on behalf of Boeing, Boeing’s obligations pursuant to such agreement in accordance with the terms thereof. Section 5.4 Exclusivity. Until the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 7.1, each Member agrees that, except in connection with a Permitted Activity, it will not, and it will cause each of its Restricted Persons not to, directly or indirectly, solicit, initiate, encourage, enter into, conduct, engage in or continue any communications or negotiations, or engage in any activities in furtherance of entering into any agreements or understandings, whether written or oral, binding or non-binding, with any Third Party regarding any joint venture or other similar business enterprise, to conduct all or a portion of the In-Scope Business. As used herein, “Permitted Activity” shall mean any activities in furtherance of the transactions contemplated by this Agreement or the Transaction Documents and not otherwise prohibited hereunder. 19 1034377.18-CHISR01A - MSW subject to the terms thereof and, to the extent the Company receives the benefits therefrom, subject to the Company bearing the burdens that it would have received had it originally entered into the Executory Period Order directly and any incremental Liabilities, costs and expenses incurred by Embraer in connection with providing the Company with such benefits and burdens, (y) to cooperate in any reasonable and lawful arrangement requested by Boeing designed to provide such benefits to the Company, and (z) to enforce, at the request of Boeing and for the account of the Company, any rights of Embraer relating to such Executory Period Order. To the extent that the Company requests and is provided the benefits of any Executory Period Order referred to in this Section 5.3(d), the Company will perform or discharge, on behalf of Embraer, Embraer’s obligations pursuant to such Executory Period Order in accordance with the terms thereof. (e) Without limiting the foregoing, Boeing shall use its commercially reasonable efforts to cause the terms of any agreement related to an Executory Period Order entered into by Boeing (or, if such agreement contemplates orders other than Executory Period Orders, the portions of such agreement related to Executory Period Orders) to permit the assignment of such agreements (or the portions of such agreements) to the Company in connection with the Closing without any Adverse Condition. To the extent assignable in accordance with the immediately preceding sentence, such agreements (or the portions of such agreements) shall be assigned to the Company at, or as soon as reasonably practicable following, the Closing. In the event any agreement (or the portion of any agreement) is not able to be assigned by Boeing to the Company (without the imposition of any Adverse Condition or otherwise), Boeing will cause, and Embraer and the Company will cooperate in all reasonable respects with Boeing, (x) to provide to the Company the benefits of the applicable agreement (or portion of such agreement), subject to the terms thereof and, to the extent the Company receives the benefits therefrom, subject to the Company bearing the burdens that it would have received had it originally entered into the agreement (or the portion of such agreement) directly and any incremental Liabilities, costs and expenses incurred by Boeing in connection with providing the Company with such benefits and burdens, (y) to cooperate in any reasonable and lawful arrangement requested by Embraer designed to provide such benefits to the Company, and (z) to enforce, at the request of Embraer and for the account of the Company, any rights of Boeing relating to such agreement (or the portion of such agreement). To the extent that the Company requests and is provided the benefits of any such agreement (or portion of any such agreement) referred to in this Section 5.3(e), the Company will perform or discharge, on behalf of Boeing, Boeing’s obligations pursuant to such agreement in accordance with the terms thereof. Section 5.4 Exclusivity. Until the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 7.1, each Member agrees that, except in connection with a Permitted Activity, it will not, and it will cause each of its Restricted Persons not to, directly or indirectly, solicit, initiate, encourage, enter into, conduct, engage in or continue any communications or negotiations, or engage in any activities in furtherance of entering into any agreements or understandings, whether written or oral, binding or non-binding, with any Third Party regarding any joint venture or other similar business enterprise, to conduct all or a portion of the In-Scope Business. As used herein, “Permitted Activity” shall mean any activities in furtherance of the transactions contemplated by this Agreement or the Transaction Documents and not otherwise prohibited hereunder. 19 1034377.18-CHISR01A - MSW

Section 5.5 Finalization of Defense JV Commercial Agreements. From and after the date hereof until the Closing or earlier termination of this Agreement in accordance with the terms hereof, the Members shall negotiate in good faith to finalize the form of each Defense JV Commercial Agreement for execution at the Closing (other than any such agreement that was entered into, or attached in agreed form as an Exhibit hereto, at signing), each on terms consistent with those set forth in the Commercial Document Framework. Each of the Members agree to provide appropriate resources and attention to finalizing the Defense JV Commercial Agreements (other than any such agreement that was entered into, or attached in agreed form as an Exhibit hereto, at signing) expeditiously following the date hereof and, subject to the satisfaction of the conditions set forth in Article VI (other than those conditions to be satisfied at the Closing itself), to execute the Defense JV Commercial Agreements at the Closing, if not executed prior to the Closing. Section 5.6 Tax Treatment. The Parties agree to treat the Closing Date Contributions, together with certain other arrangements entered into in connection with the transactions described herein, as transfers of property described in Section 721(a) of the Code and shall not take any position inconsistent with such treatment on any Tax return or any audit, examination or other proceeding with respect to Taxes unless otherwise required by applicable Law. Section 5.7 Company Operations. From the date hereof until the Closing, the Company will not, and Embraer will cause the Company not to, (a) engage in any business activities or conduct any operations of any kind, (b) own any assets at any time, (c) have any liabilities or obligations of any kind whatsoever in existence, whether accrued, contingent, absolute or otherwise, other than pursuant to its formation at any time, and (d) be a party to any Contract other than the Original Agreement at any time; provided that nothing in this Agreement shall prevent the Company from entering into Executory Period Orders, and other agreements solely related to the performance of any such Executory Period Orders so obtained, between the date hereof and the Closing, in each case, with the prior written consent of Boeing (not to be unreasonably withheld, conditioned or delayed; provided, that refusing to provide consent if such Executory Period Order is a Loss Order shall not be unreasonable); provided further that any such other agreements shall be taken into account, in the aggregate, to determine if the applicable Executory Period Order is a Loss Order and any such Executory Period Orders and other agreements shall be sought, obtained and performed in accordance with Law. Section 5.8 FAB License. As soon as reasonably practicable after the date hereof, and no later than the date on which all conditions set forth in Article VI have been satisfied (other than the condition set forth in Section 6.3(g) and such other conditions to be satisfied at the Closing itself), Embraer shall cause the FAB License to obtained and to remain in full force and effect in accordance with its terms from the date of the execution and delivery of the FAB License until and through the Closing. Section 5.9 KC-390 Opportunities. The Members hereby acknowledge and agree that, subject to any restrictions under Antitrust Laws and each of Boeing Parent’s and Embraer Parent’s obligations to ensure maximum value for their respective stockholders (the “Reasonable Limitations”), the Members have a shared interest in maximizing profitable sales orders for the KC-390 between the date hereof and the Closing, as such orders would ultimately inure to the financial benefit of the Company and thereby to each Member. As such, subject in all cases to 20 1034377.18-CHISR01A - MSW Section 5.5 Finalization of Defense JV Commercial Agreements. From and after the date hereof until the Closing or earlier termination of this Agreement in accordance with the terms hereof, the Members shall negotiate in good faith to finalize the form of each Defense JV Commercial Agreement for execution at the Closing (other than any such agreement that was entered into, or attached in agreed form as an Exhibit hereto, at signing), each on terms consistent with those set forth in the Commercial Document Framework. Each of the Members agree to provide appropriate resources and attention to finalizing the Defense JV Commercial Agreements (other than any such agreement that was entered into, or attached in agreed form as an Exhibit hereto, at signing) expeditiously following the date hereof and, subject to the satisfaction of the conditions set forth in Article VI (other than those conditions to be satisfied at the Closing itself), to execute the Defense JV Commercial Agreements at the Closing, if not executed prior to the Closing. Section 5.6 Tax Treatment. The Parties agree to treat the Closing Date Contributions, together with certain other arrangements entered into in connection with the transactions described herein, as transfers of property described in Section 721(a) of the Code and shall not take any position inconsistent with such treatment on any Tax return or any audit, examination or other proceeding with respect to Taxes unless otherwise required by applicable Law. Section 5.7 Company Operations. From the date hereof until the Closing, the Company will not, and Embraer will cause the Company not to, (a) engage in any business activities or conduct any operations of any kind, (b) own any assets at any time, (c) have any liabilities or obligations of any kind whatsoever in existence, whether accrued, contingent, absolute or otherwise, other than pursuant to its formation at any time, and (d) be a party to any Contract other than the Original Agreement at any time; provided that nothing in this Agreement shall prevent the Company from entering into Executory Period Orders, and other agreements solely related to the performance of any such Executory Period Orders so obtained, between the date hereof and the Closing, in each case, with the prior written consent of Boeing (not to be unreasonably withheld, conditioned or delayed; provided, that refusing to provide consent if such Executory Period Order is a Loss Order shall not be unreasonable); provided further that any such other agreements shall be taken into account, in the aggregate, to determine if the applicable Executory Period Order is a Loss Order and any such Executory Period Orders and other agreements shall be sought, obtained and performed in accordance with Law. Section 5.8 FAB License. As soon as reasonably practicable after the date hereof, and no later than the date on which all conditions set forth in Article VI have been satisfied (other than the condition set forth in Section 6.3(g) and such other conditions to be satisfied at the Closing itself), Embraer shall cause the FAB License to obtained and to remain in full force and effect in accordance with its terms from the date of the execution and delivery of the FAB License until and through the Closing. Section 5.9 KC-390 Opportunities. The Members hereby acknowledge and agree that, subject to any restrictions under Antitrust Laws and each of Boeing Parent’s and Embraer Parent’s obligations to ensure maximum value for their respective stockholders (the “Reasonable Limitations”), the Members have a shared interest in maximizing profitable sales orders for the KC-390 between the date hereof and the Closing, as such orders would ultimately inure to the financial benefit of the Company and thereby to each Member. As such, subject in all cases to 20 1034377.18-CHISR01A - MSW the Reasonable Limitations (which each of Boeing and Embraer shall be entitled to determine in good faith in their sole discretion), the Members agree to engage in good faith discussions, which the Members intend to engage in on terms substantially similar to those set forth in Section 2 of the Master Teaming Agreement and as further set forth below, with respect to the manner in which the Members may cooperate in the pursuit of any “requests for proposal” or other similar procurement processes initiated between the date hereof and the Closing by a potential purchaser of the KC-390 with respect to which the KC-390 meets all cost and technical specifications promulgated by such potential purchaser or otherwise in Embraer’s and Boeing’s reasonable determination the KC-390 would qualify for such procurement process (a “KC-390 Opportunity”). Upon a Member’s identification of a KC-390 Opportunity with respect to which such Member (the “Initiating Member”) seeks the other Member’s assistance, such Initiating Member will provide written notice to the other Member (the “Non-Initiating Member”) setting forth a description of such KC-390 Opportunity, including any materials received from the potential purchaser with respect to such KC-390 Opportunity (the “Cooperation Request”). Within 15 Business Days following delivery of a Cooperation Request, the Members shall meet (telephonically or in-person) to discuss in good faith the Members’ use of commercially reasonable efforts to support the pursuit of such KC-390 Opportunity. If, following such good faith discussion, the Members are not able to agree upon a framework for commercially reasonable cooperation to pursue such KC-390 Opportunity (other than due to Reasonable Limitations), then, subject to the following conditions, Embraer, if the Initiating Member, may elect, upon written notice to the Company and Boeing, to pursue such KC-390 Opportunity for Embraer Parent’s own account (any such opportunity pursued by Embraer Parent, a “Separate Campaign”). If Embraer Parent pursues a Separate Campaign, any order ultimately received by Embraer Parent in respect of such Separate Campaign shall be deemed an “Additional Excluded Order;” provided that any such order shall only be deemed an Additional Excluded Order if in pursuing such Separate Campaign (a) contemporaneously with the submission of a bid or similar proposal, Embraer Parent has specified in writing to the potential purchaser that Embraer Parent (and not the Company) will be solely responsible for all liabilities and obligations related to or arising from any orders received by Embraer Parent in respect of such Separate Campaign and (b) the terms of any Contracts entered into in connection with any orders received by Embraer Parent in respect of such Separate Campaign would not impose any liability or obligation on the Company, Boeing Parent or any of Boeing Parent’s Affiliates. The right to pursue a Separate Campaign in accordance with this Section 5.9 will be the sole recourse for any breach of this Section 5.9 by a Member and, notwithstanding anything in this Agreement to the contrary, no breach or alleged breach of any covenant set forth in this Section 5.9 shall be taken into account in determining whether the conditions set forth in Section 6.2(c) or Section 6.3(c) have been satisfied and the covenants set forth in this Section 5.9 shall be deemed to have been performed in all respects for purposes of Section 6.2(c) or Section 6.3(c). Section 5.10 Adoption of Key Policies. As soon as reasonably practicable after the date hereof, and no later than the date on which all conditions set forth in Article VI have been satisfied (other than such conditions to be satisfied at the Closing itself), Embraer shall cause the Company to adopt the Accounting Policies and Practices, the Anti-Bribery Policy, the Code of Conduct and the Export-Import Compliance Plan, each in the respective forms attached hereto as Exhibit B and Exhibits H-1 through H-3. 21 1034377.18-CHISR01A - MSW the Reasonable Limitations (which each of Boeing and Embraer shall be entitled to determine in good faith in their sole discretion), the Members agree to engage in good faith discussions, which the Members intend to engage in on terms substantially similar to those set forth in Section 2 of the Master Teaming Agreement and as further set forth below, with respect to the manner in which the Members may cooperate in the pursuit of any “requests for proposal” or other similar procurement processes initiated between the date hereof and the Closing by a potential purchaser of the KC-390 with respect to which the KC-390 meets all cost and technical specifications promulgated by such potential purchaser or otherwise in Embraer’s and Boeing’s reasonable determination the KC-390 would qualify for such procurement process (a “KC-390 Opportunity”). Upon a Member’s identification of a KC-390 Opportunity with respect to which such Member (the “Initiating Member”) seeks the other Member’s assistance, such Initiating Member will provide written notice to the other Member (the “Non-Initiating Member”) setting forth a description of such KC-390 Opportunity, including any materials received from the potential purchaser with respect to such KC-390 Opportunity (the “Cooperation Request”). Within 15 Business Days following delivery of a Cooperation Request, the Members shall meet (telephonically or in-person) to discuss in good faith the Members’ use of commercially reasonable efforts to support the pursuit of such KC-390 Opportunity. If, following such good faith discussion, the Members are not able to agree upon a framework for commercially reasonable cooperation to pursue such KC-390 Opportunity (other than due to Reasonable Limitations), then, subject to the following conditions, Embraer, if the Initiating Member, may elect, upon written notice to the Company and Boeing, to pursue such KC-390 Opportunity for Embraer Parent’s own account (any such opportunity pursued by Embraer Parent, a “Separate Campaign”). If Embraer Parent pursues a Separate Campaign, any order ultimately received by Embraer Parent in respect of such Separate Campaign shall be deemed an “Additional Excluded Order;” provided that any such order shall only be deemed an Additional Excluded Order if in pursuing such Separate Campaign (a) contemporaneously with the submission of a bid or similar proposal, Embraer Parent has specified in writing to the potential purchaser that Embraer Parent (and not the Company) will be solely responsible for all liabilities and obligations related to or arising from any orders received by Embraer Parent in respect of such Separate Campaign and (b) the terms of any Contracts entered into in connection with any orders received by Embraer Parent in respect of such Separate Campaign would not impose any liability or obligation on the Company, Boeing Parent or any of Boeing Parent’s Affiliates. The right to pursue a Separate Campaign in accordance with this Section 5.9 will be the sole recourse for any breach of this Section 5.9 by a Member and, notwithstanding anything in this Agreement to the contrary, no breach or alleged breach of any covenant set forth in this Section 5.9 shall be taken into account in determining whether the conditions set forth in Section 6.2(c) or Section 6.3(c) have been satisfied and the covenants set forth in this Section 5.9 shall be deemed to have been performed in all respects for purposes of Section 6.2(c) or Section 6.3(c). Section 5.10 Adoption of Key Policies. As soon as reasonably practicable after the date hereof, and no later than the date on which all conditions set forth in Article VI have been satisfied (other than such conditions to be satisfied at the Closing itself), Embraer shall cause the Company to adopt the Accounting Policies and Practices, the Anti-Bribery Policy, the Code of Conduct and the Export-Import Compliance Plan, each in the respective forms attached hereto as Exhibit B and Exhibits H-1 through H-3. 21 1034377.18-CHISR01A - MSW

ARTICLE VI CONDITIONS TO CLOSING Section 6.1 Conditions to Each Member’s Obligations to Effect the Closing. The obligation of each Member to effect the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Members), as of the Closing, of each of the following conditions: (a) Closing of Commercial Aviation JV. The Closing (as defined in the MTA) shall have occurred. (b) No Governmental Orders. On the Closing Date, there shall be no Governmental Orders in effect that prevent, prohibit or make illegal the Closing or the transactions contemplated by this Agreement and the other Transaction Documents; provided that no Member shall be entitled to assert the failure of the condition set forth in this Section 6.1(b) to be satisfied as the basis for not effectuating the completion of the Closing (i) if such Member failed to take any action required under this Agreement to satisfy the condition set forth in this Section 6.1(b) or (ii) whose breach of this Agreement shall have been the primary cause of, or shall have primarily resulted in, the failure of the condition set forth in this Section 6.1(b) to be satisfied. (c) Required Approvals. All Required Regulatory Approvals (except for receipt of the FAB License, which condition is set forth in Section 6.3(g)), the Second Golden Share Approval and the Shareholder Approval each shall have been obtained. Section 6.2 Conditions to Embraer’s Obligation to Effect the Closing. The obligation of Embraer to effect the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) as of (or simultaneously with, as the case may be) the Closing, of each of the following conditions: (a) Fundamental Representations and Warranties. The Fundamental Representations made by Boeing shall have been true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing, as though made on, and as of, such date and time. (b) Other Representations and Warranties. All other representations and warranties of Boeing set forth in Article III and Article IV (other than the Fundamental Representations made by Boeing) shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality”) as of the date hereof and as of the Closing, as though made on, and as of, such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). (c) Covenants. Boeing shall have performed and complied with the obligations and covenants applicable to Boeing, in each case, to be performed and complied with by Boeing at or prior to the Closing in accordance with this Agreement, except where the failure of Boeing to perform or comply with the obligations and covenants applicable to Boeing has not 22 1034377.18-CHISR01A - MSW ARTICLE VI CONDITIONS TO CLOSING Section 6.1 Conditions to Each Member’s Obligations to Effect the Closing. The obligation of each Member to effect the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Members), as of the Closing, of each of the following conditions: (a) Closing of Commercial Aviation JV. The Closing (as defined in the MTA) shall have occurred. (b) No Governmental Orders. On the Closing Date, there shall be no Governmental Orders in effect that prevent, prohibit or make illegal the Closing or the transactions contemplated by this Agreement and the other Transaction Documents; provided that no Member shall be entitled to assert the failure of the condition set forth in this Section 6.1(b) to be satisfied as the basis for not effectuating the completion of the Closing (i) if such Member failed to take any action required under this Agreement to satisfy the condition set forth in this Section 6.1(b) or (ii) whose breach of this Agreement shall have been the primary cause of, or shall have primarily resulted in, the failure of the condition set forth in this Section 6.1(b) to be satisfied. (c) Required Approvals. All Required Regulatory Approvals (except for receipt of the FAB License, which condition is set forth in Section 6.3(g)), the Second Golden Share Approval and the Shareholder Approval each shall have been obtained. Section 6.2 Conditions to Embraer’s Obligation to Effect the Closing. The obligation of Embraer to effect the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) as of (or simultaneously with, as the case may be) the Closing, of each of the following conditions: (a) Fundamental Representations and Warranties. The Fundamental Representations made by Boeing shall have been true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing, as though made on, and as of, such date and time. (b) Other Representations and Warranties. All other representations and warranties of Boeing set forth in Article III and Article IV (other than the Fundamental Representations made by Boeing) shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality”) as of the date hereof and as of the Closing, as though made on, and as of, such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). (c) Covenants. Boeing shall have performed and complied with the obligations and covenants applicable to Boeing, in each case, to be performed and complied with by Boeing at or prior to the Closing in accordance with this Agreement, except where the failure of Boeing to perform or comply with the obligations and covenants applicable to Boeing has not 22 1034377.18-CHISR01A - MSW had and would not reasonably be expected to have a material and adverse impact on a Member or the Company. (d) Closing Date Contribution. Boeing shall, at the Closing, make its Closing Date Contribution pursuant to Section 2.2(b). (e) Officer’s Certificate. Boeing shall have delivered to Embraer a certificate from a duly authorized officer of Boeing, in form and substance reasonably satisfactory to Embraer, dated as of the Closing Date, stating that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied. (f) Deliverables. Boeing shall have delivered or caused to be delivered the items set forth in Section 2.3(a). Section 6.3 Conditions to Boeing’s Obligations to Effect the Closing. The obligation of Boeing to effect the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver), as of (or simultaneously with, as the case may be) the Closing, of each of the following conditions: (a) Fundamental Representations and Warranties. The Fundamental Representations made by Embraer shall have been true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing, as though made on, and as of, such date and time. (b) Other Representations and Warranties. All other representations and warranties of Embraer set forth in Article III and Article IV (other than the Fundamental Representations made by Embraer) shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality”) as of the date hereof and as of the Closing, as though made on, and as of, such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). (c) Covenants. Embraer shall have performed and complied with the obligations and covenants applicable to Embraer, in each case, to be performed and complied with by Embraer at or prior to the Closing in accordance with this Agreement, except where the failure of Embraer to perform or comply with the obligations and covenants applicable to Embraer has not had and would not reasonably be expected to have a material and adverse impact on a Member or the Company. (d) Closing Date Contribution. Embraer shall, at the Closing, make its Closing Date Contribution pursuant to Section 2.2(b). (e) Officer’s Certificate. Embraer shall have delivered to Boeing a certificate from a duly authorized officer of Embraer, in form and substance reasonably satisfactory to Boeing, dated as of the Closing Date, stating that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied. 23 1034377.18-CHISR01A - MSW had and would not reasonably be expected to have a material and adverse impact on a Member or the Company. (d) Closing Date Contribution. Boeing shall, at the Closing, make its Closing Date Contribution pursuant to Section 2.2(b). (e) Officer’s Certificate. Boeing shall have delivered to Embraer a certificate from a duly authorized officer of Boeing, in form and substance reasonably satisfactory to Embraer, dated as of the Closing Date, stating that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied. (f) Deliverables. Boeing shall have delivered or caused to be delivered the items set forth in Section 2.3(a). Section 6.3 Conditions to Boeing’s Obligations to Effect the Closing. The obligation of Boeing to effect the Closing shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver), as of (or simultaneously with, as the case may be) the Closing, of each of the following conditions: (a) Fundamental Representations and Warranties. The Fundamental Representations made by Embraer shall have been true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing, as though made on, and as of, such date and time. (b) Other Representations and Warranties. All other representations and warranties of Embraer set forth in Article III and Article IV (other than the Fundamental Representations made by Embraer) shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality”) as of the date hereof and as of the Closing, as though made on, and as of, such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). (c) Covenants. Embraer shall have performed and complied with the obligations and covenants applicable to Embraer, in each case, to be performed and complied with by Embraer at or prior to the Closing in accordance with this Agreement, except where the failure of Embraer to perform or comply with the obligations and covenants applicable to Embraer has not had and would not reasonably be expected to have a material and adverse impact on a Member or the Company. (d) Closing Date Contribution. Embraer shall, at the Closing, make its Closing Date Contribution pursuant to Section 2.2(b). (e) Officer’s Certificate. Embraer shall have delivered to Boeing a certificate from a duly authorized officer of Embraer, in form and substance reasonably satisfactory to Boeing, dated as of the Closing Date, stating that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied. 23 1034377.18-CHISR01A - MSW

(f) Deliverables. Embraer shall have delivered or caused to be delivered the items set forth in Section 2.3(b). (g) FAB License. The FAB License shall be in full force and effect in accordance with its terms. ARTICLE VII TERMINATION, AMENDMENT AND WAIVER Section 7.1 Termination. This Agreement may be terminated prior to the Closing: (a) by the joint written election of the Members; (b) by either Member if: (i) the MTA has been terminated in accordance with its terms; or (ii) prior to the Closing, the condition provided in Section 6.1(a) has not been met, the satisfaction of such condition is impossible and such condition has not been waived in writing by the other Member; provided that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to either Member in the event that the failure of any such condition to be satisfied on or prior to the Closing was primarily caused by, or results primarily from, such Member’s breach of its representations, warranties, covenants, agreements or other obligations in this Agreement; (c) by Embraer if Boeing is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties made by Boeing set forth in Article IV, which breach or inaccuracy (i) would result in any condition to Closing set forth in Section 6.2 not being satisfied, and (ii) by its nature cannot be cured or has not been cured by Boeing, as the case may be, by the date 90 Business Days after Boeing’s receipt of written notice of such breach or inaccuracy from Embraer; provided that Embraer is not then in material breach of any of its representations, warranties, covenants, agreements or other obligations in this Agreement; (d) by Boeing if Embraer is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties made by Embraer set forth in Section 3.1 or Article IV, which breach or inaccuracy (i) would result in any condition to Closing set forth in Section 6.3 not being satisfied, and (ii) by its nature cannot be cured or has not been cured by Embraer, as the case may be, by the date 90 Business Days after Embraer’s receipt of written notice of such breach or inaccuracy from Boeing; provided that Boeing is not then in material breach of any of its representations, warranties, covenants, agreements or other obligations contained in this Agreement; or (e) by Boeing if there is the issuance of a final, non-appealable Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement. 24 1034377.18-CHISR01A - MSW (f) Deliverables. Embraer shall have delivered or caused to be delivered the items set forth in Section 2.3(b). (g) FAB License. The FAB License shall be in full force and effect in accordance with its terms. ARTICLE VII TERMINATION, AMENDMENT AND WAIVER Section 7.1 Termination. This Agreement may be terminated prior to the Closing: (a) by the joint written election of the Members; (b) by either Member if: (i) the MTA has been terminated in accordance with its terms; or (ii) prior to the Closing, the condition provided in Section 6.1(a) has not been met, the satisfaction of such condition is impossible and such condition has not been waived in writing by the other Member; provided that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to either Member in the event that the failure of any such condition to be satisfied on or prior to the Closing was primarily caused by, or results primarily from, such Member’s breach of its representations, warranties, covenants, agreements or other obligations in this Agreement; (c) by Embraer if Boeing is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties made by Boeing set forth in Article IV, which breach or inaccuracy (i) would result in any condition to Closing set forth in Section 6.2 not being satisfied, and (ii) by its nature cannot be cured or has not been cured by Boeing, as the case may be, by the date 90 Business Days after Boeing’s receipt of written notice of such breach or inaccuracy from Embraer; provided that Embraer is not then in material breach of any of its representations, warranties, covenants, agreements or other obligations in this Agreement; (d) by Boeing if Embraer is in breach of any of its covenants, agreements or other obligations in this Agreement, or is in breach of, or there is an inaccuracy with respect to, any of the representations or warranties made by Embraer set forth in Section 3.1 or Article IV, which breach or inaccuracy (i) would result in any condition to Closing set forth in Section 6.3 not being satisfied, and (ii) by its nature cannot be cured or has not been cured by Embraer, as the case may be, by the date 90 Business Days after Embraer’s receipt of written notice of such breach or inaccuracy from Boeing; provided that Boeing is not then in material breach of any of its representations, warranties, covenants, agreements or other obligations contained in this Agreement; or (e) by Boeing if there is the issuance of a final, non-appealable Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement. 24 1034377.18-CHISR01A - MSW

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall immediately cease to be of any further force or effect and there shall be no further obligation on the part of any Party. Notwithstanding the foregoing, nothing in this Agreement shall relieve any Party from Liability for any breach of any covenant or other obligation in this Agreement prior to the date of termination. ARTICLE VIII INDEMNIFICATION Section 8.1 Survival. th (a) The Fundamental Representations shall survive the Closing until the 90 day following the expiration of the applicable statute of limitations. All representations and warranties set forth in Section 3.1(d), Section 3.1(e) and Section 3.1(f) shall survive for a period of 36 months following the Closing Date. All representations and warranties set forth in Article III and Article IV which are not Fundamental Representations or the representations and warranties set forth in Section 3.1(d), Section 3.1(e) and Section 3.1(f) shall survive for a period of 24 months following the Closing Date. (b) The covenants, agreements and other obligations of the Members set forth in this Agreement shall survive the Closing in full force and effect until fully performed in accordance with their terms. (c) Notwithstanding anything herein to the contrary, no knowledge of, or investigation by or on behalf of, any Party will constitute or give effect to a waiver of such Party’s right to enforce any representation, warranty, covenant or agreement contained herein or in any other Transaction Document, or in any way limit such Party’s right to indemnification under this Article VIII. (d) No Claim regarding a breach of any such representation, warranty, covenant, agreement or other obligation shall be made after the expiration of the applicable survival period. Any Claim for indemnification asserted in writing prior to the expiration of any such survival period as provided in this Section 8.1 (regardless of whether a Legal Proceeding has been commenced) shall have been timely made for purposes of this Article VIII such that the representation, warranty, covenant, agreement or obligation that is the subject of such Claim, to the extent of such Claim only, shall survive until such Claim has been fully and finally resolved in accordance with the terms of this Agreement. For the avoidance of doubt, the separate obligations of the Parties under this Article VIII shall survive until 90 days after the expiration of the survival period for the last representation, warranty, covenant, agreement or other obligation under this Agreement. Section 8.2 Indemnification by a Member. Subject to the provisions of this Article VIII, each Member (the “Indemnifying Person”) shall indemnify the Company and the other Member (collectively, the “Company Indemnified Persons”) for any and all Indemnity Losses incurred by such Company Indemnified Persons to the extent arising from (a) the failure of any representation or warranty made by such Member in this Agreement to have been true and correct as of the date hereof and as of the Closing, as though made at and as of the Closing, or 25 1034377.18-CHISR01A - MSW Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall immediately cease to be of any further force or effect and there shall be no further obligation on the part of any Party. Notwithstanding the foregoing, nothing in this Agreement shall relieve any Party from Liability for any breach of any covenant or other obligation in this Agreement prior to the date of termination. ARTICLE VIII INDEMNIFICATION Section 8.1 Survival. th (a) The Fundamental Representations shall survive the Closing until the 90 day following the expiration of the applicable statute of limitations. All representations and warranties set forth in Section 3.1(d), Section 3.1(e) and Section 3.1(f) shall survive for a period of 36 months following the Closing Date. All representations and warranties set forth in Article III and Article IV which are not Fundamental Representations or the representations and warranties set forth in Section 3.1(d), Section 3.1(e) and Section 3.1(f) shall survive for a period of 24 months following the Closing Date. (b) The covenants, agreements and other obligations of the Members set forth in this Agreement shall survive the Closing in full force and effect until fully performed in accordance with their terms. (c) Notwithstanding anything herein to the contrary, no knowledge of, or investigation by or on behalf of, any Party will constitute or give effect to a waiver of such Party’s right to enforce any representation, warranty, covenant or agreement contained herein or in any other Transaction Document, or in any way limit such Party’s right to indemnification under this Article VIII. (d) No Claim regarding a breach of any such representation, warranty, covenant, agreement or other obligation shall be made after the expiration of the applicable survival period. Any Claim for indemnification asserted in writing prior to the expiration of any such survival period as provided in this Section 8.1 (regardless of whether a Legal Proceeding has been commenced) shall have been timely made for purposes of this Article VIII such that the representation, warranty, covenant, agreement or obligation that is the subject of such Claim, to the extent of such Claim only, shall survive until such Claim has been fully and finally resolved in accordance with the terms of this Agreement. For the avoidance of doubt, the separate obligations of the Parties under this Article VIII shall survive until 90 days after the expiration of the survival period for the last representation, warranty, covenant, agreement or other obligation under this Agreement. Section 8.2 Indemnification by a Member. Subject to the provisions of this Article VIII, each Member (the “Indemnifying Person”) shall indemnify the Company and the other Member (collectively, the “Company Indemnified Persons”) for any and all Indemnity Losses incurred by such Company Indemnified Persons to the extent arising from (a) the failure of any representation or warranty made by such Member in this Agreement to have been true and correct as of the date hereof and as of the Closing, as though made at and as of the Closing, or 25 1034377.18-CHISR01A - MSW

the failure of any certificate delivered by such Member pursuant to Section 6.2(e) or Section 6.3(e), as applicable, of this Agreement to have been true and correct when delivered or (b) any breach or failure by such Member to perform any of its covenants or obligations contained in this Agreement (except for those set forth in Section 5.8) (clauses (a) and (b), the “Indemnity Claims”). Section 8.3 Limitations on Indemnification. (a) No Indemnifying Person shall have any obligation to indemnify any Company Indemnified Person unless and until the aggregate Indemnity Losses incurred or suffered by all Company Indemnified Persons entitled to indemnification from such Indemnifying Person thereunder exceed $2,500,000 (the “Deductible”), in which case, such Indemnifying Person shall be responsible for such Indemnity Losses in excess of the Deductible, and after the aggregate Indemnity Losses paid by such Indemnifying Person exceed (A) $275,000,000, in the case of Embraer, or (B) $275,000,000, in the case of Boeing (in either case, the “Cap”), which amount shall be reduced dollar-for-dollar for Embraer or Boeing, as applicable, for payments made by such party arising out of any indemnification claims made under the LLC Agreement; provided, that neither the Deductible nor the Cap shall apply to any amounts payable in respect of Indemnity Losses arising from or related to (x) any inaccuracy or breach of any Fundamental Representation or (y) any Indemnity Claim based on Fraud, although such amounts shall be aggregated with all other Indemnity Losses to determine if indemnification obligations exceed the Deductible, and no such amounts shall be counted towards the Cap. (b) For purposes of this Article VIII, when (i) determining whether any breach or inaccuracy of a representation or warranty in this Agreement has occurred and (ii) calculating the amount of any Indemnity Losses relating thereto, in each case, all references as to materiality or other similar materiality-based qualifications set forth therein shall be disregarded. (c) In the event any Company Indemnified Person becomes aware of any breach giving rise to an indemnification obligation of any Indemnifying Person under Section 8.2, such Company Indemnified Person shall take commercially reasonable steps to, in its reasonable judgment, mitigate any Indemnity Losses which form the basis of such indemnification obligation. Any and all amounts paid or payable by a Company Indemnified Person in connection with any mitigation required by this Section 8.3(c) shall constitute Indemnity Losses. Nothing in this Section 8.3(c) is intended to supersede any obligations under Law to mitigate Indemnity Losses. Section 8.4 Non-Third Party Claims. The indemnity obligations of an Indemnifying Person pursuant to Section 8.2 arising out of or relating to any Indemnity Claim by a Company Indemnified Person, other than in respect of a Third Party Claim, shall be subject to the following terms and conditions: (a) A Company Indemnified Person seeking indemnification under Article VIII shall give the Indemnifying Person notice (each such notice, a “Notice of Claim”) of such Indemnity Claim (each a “Non-Third Party Claim”) stating (to the extent known or reasonably anticipated) the nature and basis of such Non-Third Party Claim and, to the extent available to 26 1034377.18-CHISR01A - MSW the failure of any certificate delivered by such Member pursuant to Section 6.2(e) or Section 6.3(e), as applicable, of this Agreement to have been true and correct when delivered or (b) any breach or failure by such Member to perform any of its covenants or obligations contained in this Agreement (except for those set forth in Section 5.8) (clauses (a) and (b), the “Indemnity Claims”). Section 8.3 Limitations on Indemnification. (a) No Indemnifying Person shall have any obligation to indemnify any Company Indemnified Person unless and until the aggregate Indemnity Losses incurred or suffered by all Company Indemnified Persons entitled to indemnification from such Indemnifying Person thereunder exceed $2,500,000 (the “Deductible”), in which case, such Indemnifying Person shall be responsible for such Indemnity Losses in excess of the Deductible, and after the aggregate Indemnity Losses paid by such Indemnifying Person exceed (A) $275,000,000, in the case of Embraer, or (B) $275,000,000, in the case of Boeing (in either case, the “Cap”), which amount shall be reduced dollar-for-dollar for Embraer or Boeing, as applicable, for payments made by such party arising out of any indemnification claims made under the LLC Agreement; provided, that neither the Deductible nor the Cap shall apply to any amounts payable in respect of Indemnity Losses arising from or related to (x) any inaccuracy or breach of any Fundamental Representation or (y) any Indemnity Claim based on Fraud, although such amounts shall be aggregated with all other Indemnity Losses to determine if indemnification obligations exceed the Deductible, and no such amounts shall be counted towards the Cap. (b) For purposes of this Article VIII, when (i) determining whether any breach or inaccuracy of a representation or warranty in this Agreement has occurred and (ii) calculating the amount of any Indemnity Losses relating thereto, in each case, all references as to materiality or other similar materiality-based qualifications set forth therein shall be disregarded. (c) In the event any Company Indemnified Person becomes aware of any breach giving rise to an indemnification obligation of any Indemnifying Person under Section 8.2, such Company Indemnified Person shall take commercially reasonable steps to, in its reasonable judgment, mitigate any Indemnity Losses which form the basis of such indemnification obligation. Any and all amounts paid or payable by a Company Indemnified Person in connection with any mitigation required by this Section 8.3(c) shall constitute Indemnity Losses. Nothing in this Section 8.3(c) is intended to supersede any obligations under Law to mitigate Indemnity Losses. Section 8.4 Non-Third Party Claims. The indemnity obligations of an Indemnifying Person pursuant to Section 8.2 arising out of or relating to any Indemnity Claim by a Company Indemnified Person, other than in respect of a Third Party Claim, shall be subject to the following terms and conditions: (a) A Company Indemnified Person seeking indemnification under Article VIII shall give the Indemnifying Person notice (each such notice, a “Notice of Claim”) of such Indemnity Claim (each a “Non-Third Party Claim”) stating (to the extent known or reasonably anticipated) the nature and basis of such Non-Third Party Claim and, to the extent available to 26 1034377.18-CHISR01A - MSW the Company Indemnified Person, the amount thereof (the “Claim Amount”); provided that, the failure to give such Notice of Claim shall not affect the rights of the Company Indemnified Person hereunder, except to the extent that the Indemnifying Person shall have been actually and materially prejudiced by reason of such failure. Any Notice of Claim delivered pursuant to this Section 8.4(a) may be supplemented, and any Claim Amount may be increased, added or supplemented, at a later date by the Company Indemnified Person. (b) If the Indemnifying Person objects to such Non-Third Party Claim or Claim Amount, or any portion thereof, as specified in such Notice of Claim, the Indemnifying Person shall, within 30 days after receipt of any such Notice of Claim, deliver to the Company Indemnified Person, a written notice (a “Reply Certificate”), (i) noting, in reasonable detail, its objection to the applicable Non-Third Party Claim or Claim Amount or any portion thereof, and (ii) specifying in reasonable detail, to the extent practicable, the nature and basis for such objection. Any Reply Certificate delivered pursuant to this Section 8.4(b) may be supplemented at a later date by the Indemnifying Person. (c) If a Reply Certificate is not timely delivered by the Indemnifying Person in accordance with Section 8.4(b) with respect to any Notice of Claim, or if the Indemnifying Person timely delivers a Reply Certificate and does not object to a portion of the Non-Third Party Claim or Claim Amount in such Reply Certificate or a supplement thereto, then the Indemnifying Person shall be deemed to have acknowledged its obligation to indemnify the Company Indemnified Person, as applicable, in full for the Claim Amount specified in such Notice of Claim with respect to the applicable Non-Third Party Claim (or the uncontested portion thereof), and the Indemnifying Person shall pay such Claim Amount (or the uncontested portion thereof) to the Company Indemnified Person, in accordance with Section 8.6(a). (d) If the Company Indemnified Person receives a timely Reply Certificate in accordance with Section 8.4(b), the Indemnifying Person shall not be required to pay the contested portion of any Claim Amount referred to in such Reply Certificate unless and until either (i) mutual agreement of the Company Indemnified Person and the Indemnifying Person has been reached as to the payment of the Claim Amount (or any other amount mutually agreed upon by such parties) or (ii) a final non-appealable Governmental Order or arbitral ruling of the International Centre for Dispute Resolution (the “ICDR”) has been entered pursuant to Section 9.6 resolving the Non-Third Party Claims contested in such Reply Certificate and indicating that the Company Indemnified Person is entitled to such Claim Amount. Section 8.5 Third Party Claims. The indemnity obligations of an Indemnifying Person pursuant to Section 8.2, in each case, resulting from any Claim by a Third Party in a Legal Proceeding (a “Third Party Claim”) shall be subject to the following terms and conditions: (a) A Company Indemnified Person seeking indemnification under this Article VIII in respect of a Third Party Claim shall give the Indemnifying Person notice of such Third Party Claim that is asserted against, imposed upon or incurred by the Company Indemnified Person and that may give rise to an obligation of such Indemnifying Person under this Article VIII stating (to the extent known or reasonably anticipated) the nature and basis of such Third Party Claim and the amount thereof promptly after such Company Indemnified Person receives any written notice of such Third Party Claim; provided that the failure to give 27 1034377.18-CHISR01A - MSW the Company Indemnified Person, the amount thereof (the “Claim Amount”); provided that, the failure to give such Notice of Claim shall not affect the rights of the Company Indemnified Person hereunder, except to the extent that the Indemnifying Person shall have been actually and materially prejudiced by reason of such failure. Any Notice of Claim delivered pursuant to this Section 8.4(a) may be supplemented, and any Claim Amount may be increased, added or supplemented, at a later date by the Company Indemnified Person. (b) If the Indemnifying Person objects to such Non-Third Party Claim or Claim Amount, or any portion thereof, as specified in such Notice of Claim, the Indemnifying Person shall, within 30 days after receipt of any such Notice of Claim, deliver to the Company Indemnified Person, a written notice (a “Reply Certificate”), (i) noting, in reasonable detail, its objection to the applicable Non-Third Party Claim or Claim Amount or any portion thereof, and (ii) specifying in reasonable detail, to the extent practicable, the nature and basis for such objection. Any Reply Certificate delivered pursuant to this Section 8.4(b) may be supplemented at a later date by the Indemnifying Person. (c) If a Reply Certificate is not timely delivered by the Indemnifying Person in accordance with Section 8.4(b) with respect to any Notice of Claim, or if the Indemnifying Person timely delivers a Reply Certificate and does not object to a portion of the Non-Third Party Claim or Claim Amount in such Reply Certificate or a supplement thereto, then the Indemnifying Person shall be deemed to have acknowledged its obligation to indemnify the Company Indemnified Person, as applicable, in full for the Claim Amount specified in such Notice of Claim with respect to the applicable Non-Third Party Claim (or the uncontested portion thereof), and the Indemnifying Person shall pay such Claim Amount (or the uncontested portion thereof) to the Company Indemnified Person, in accordance with Section 8.6(a). (d) If the Company Indemnified Person receives a timely Reply Certificate in accordance with Section 8.4(b), the Indemnifying Person shall not be required to pay the contested portion of any Claim Amount referred to in such Reply Certificate unless and until either (i) mutual agreement of the Company Indemnified Person and the Indemnifying Person has been reached as to the payment of the Claim Amount (or any other amount mutually agreed upon by such parties) or (ii) a final non-appealable Governmental Order or arbitral ruling of the International Centre for Dispute Resolution (the “ICDR”) has been entered pursuant to Section 9.6 resolving the Non-Third Party Claims contested in such Reply Certificate and indicating that the Company Indemnified Person is entitled to such Claim Amount. Section 8.5 Third Party Claims. The indemnity obligations of an Indemnifying Person pursuant to Section 8.2, in each case, resulting from any Claim by a Third Party in a Legal Proceeding (a “Third Party Claim”) shall be subject to the following terms and conditions: (a) A Company Indemnified Person seeking indemnification under this Article VIII in respect of a Third Party Claim shall give the Indemnifying Person notice of such Third Party Claim that is asserted against, imposed upon or incurred by the Company Indemnified Person and that may give rise to an obligation of such Indemnifying Person under this Article VIII stating (to the extent known or reasonably anticipated) the nature and basis of such Third Party Claim and the amount thereof promptly after such Company Indemnified Person receives any written notice of such Third Party Claim; provided that the failure to give 27 1034377.18-CHISR01A - MSW such notice shall not affect the rights of the Company Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced by reason of such failure. (b) Subject to Section 8.5(c), if the Indemnifying Person (i) agrees in writing to assume responsibility for all Indemnity Losses arising out of such Third Party Claim (with no reservation of any rights) and (ii) reasonably demonstrates to the Company Indemnified Person, in writing, the financial ability of the Indemnifying Person to provide full indemnification with respect to such Third Party Claim (including the ability to post any bond required), then the Indemnifying Person shall have the right to undertake, by counsel or other representatives of its own choosing (provided such counsel or other representative is reasonably satisfactory to the Company Indemnified Person) the defense of such Third Party Claim at the Indemnifying Person’s sole risk and expense. (c) In the event that (i) the Indemnifying Person shall elect not to undertake such defense; (ii) the Indemnifying Person shall fail to undertake to defend such Third Party Claim, or diligently pursue or maintain such defense, within 30 days after delivery of notice by the Company Indemnified Person, as applicable, of such Third Party Claim; (iii) such Third Party Claim seeks non-monetary relief or involves criminal or quasi-criminal allegations or involves a Governmental Authority; (iv) it could reasonably be expected that such Third Party Claim may materially and adversely affect the Company Indemnified Person (as determined by such Person in good faith), other than as a result solely of money damages or other money payments; or (v) the Company Indemnified Person reasonably concludes that it and the Indemnifying Person have conflicting interests with respect to such Third Party Claim, then the Company Indemnified Person (upon further notice to the Indemnifying Person) shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, by counsel or other representatives of its own choosing, on behalf of and without limiting the indemnification obligations of the Indemnifying Person under this Agreement. In the event that the Company Indemnified Person undertakes the defense of a Third Party Claim under this Section 8.5(c), the Indemnifying Person shall pay to the Company Indemnified Person, in addition to all other amounts required to be paid hereunder, the reasonable costs and expenses (including reasonable legal fees) incurred by the Company Indemnified Person in connection with the investigation, defense, compromise or settlement thereof as and when such costs and expenses are so incurred. Notwithstanding the foregoing, if the Indemnifying Person has satisfied the conditions set forth in clauses (i) and (ii) of Section 8.5(b) with respect to a Third Party Claim, the Company Indemnified Person shall not, without the Indemnifying Person’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or consent to the entry of a Governmental Order obligating the Indemnifying Person to pay any amounts with respect to such Third Party Claim. (d) Anything in this Section 8.5 to the contrary notwithstanding, the Indemnifying Person shall not, without the Company Indemnified Person’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any Governmental Order or arbitral ruling unless (i) the Indemnifying Person agrees in writing to pay all amounts payable pursuant to such settlement, compromise or Governmental Order or arbitral ruling as provided in this Agreement, (ii) such settlement, compromise or Governmental Order or arbitral ruling includes as an 28 1034377.18-CHISR01A - MSW such notice shall not affect the rights of the Company Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced by reason of such failure. (b) Subject to Section 8.5(c), if the Indemnifying Person (i) agrees in writing to assume responsibility for all Indemnity Losses arising out of such Third Party Claim (with no reservation of any rights) and (ii) reasonably demonstrates to the Company Indemnified Person, in writing, the financial ability of the Indemnifying Person to provide full indemnification with respect to such Third Party Claim (including the ability to post any bond required), then the Indemnifying Person shall have the right to undertake, by counsel or other representatives of its own choosing (provided such counsel or other representative is reasonably satisfactory to the Company Indemnified Person) the defense of such Third Party Claim at the Indemnifying Person’s sole risk and expense. (c) In the event that (i) the Indemnifying Person shall elect not to undertake such defense; (ii) the Indemnifying Person shall fail to undertake to defend such Third Party Claim, or diligently pursue or maintain such defense, within 30 days after delivery of notice by the Company Indemnified Person, as applicable, of such Third Party Claim; (iii) such Third Party Claim seeks non-monetary relief or involves criminal or quasi-criminal allegations or involves a Governmental Authority; (iv) it could reasonably be expected that such Third Party Claim may materially and adversely affect the Company Indemnified Person (as determined by such Person in good faith), other than as a result solely of money damages or other money payments; or (v) the Company Indemnified Person reasonably concludes that it and the Indemnifying Person have conflicting interests with respect to such Third Party Claim, then the Company Indemnified Person (upon further notice to the Indemnifying Person) shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, by counsel or other representatives of its own choosing, on behalf of and without limiting the indemnification obligations of the Indemnifying Person under this Agreement. In the event that the Company Indemnified Person undertakes the defense of a Third Party Claim under this Section 8.5(c), the Indemnifying Person shall pay to the Company Indemnified Person, in addition to all other amounts required to be paid hereunder, the reasonable costs and expenses (including reasonable legal fees) incurred by the Company Indemnified Person in connection with the investigation, defense, compromise or settlement thereof as and when such costs and expenses are so incurred. Notwithstanding the foregoing, if the Indemnifying Person has satisfied the conditions set forth in clauses (i) and (ii) of Section 8.5(b) with respect to a Third Party Claim, the Company Indemnified Person shall not, without the Indemnifying Person’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or consent to the entry of a Governmental Order obligating the Indemnifying Person to pay any amounts with respect to such Third Party Claim. (d) Anything in this Section 8.5 to the contrary notwithstanding, the Indemnifying Person shall not, without the Company Indemnified Person’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any Governmental Order or arbitral ruling unless (i) the Indemnifying Person agrees in writing to pay all amounts payable pursuant to such settlement, compromise or Governmental Order or arbitral ruling as provided in this Agreement, (ii) such settlement, compromise or Governmental Order or arbitral ruling includes as an 28 1034377.18-CHISR01A - MSW unconditional term thereof the giving by the claimant or the plaintiff to the Company Indemnified Person an irrevocable release from all Liability in respect of such Third Party Claim in form and substance satisfactory to the Company Indemnified Person, (iii) such settlement, compromise or Governmental Order or arbitral ruling would not result in the finding or admission of any violation of applicable Law, and (iv) such settlement, compromise or Governmental Order or arbitral ruling does not impose any injunctive relief or material operational restrictions on the Company Indemnified Person or admit to any wrongdoing by or on behalf of the Company Indemnified Person. Section 8.6 Additional Indemnification Provisions. (a) To the extent an Indemnity Loss gives rise to an Indemnity Claim by a Company Indemnified Person (i) under more than one provision of this Agreement (including, for example, multiple representations, warranties or covenants), such Company Indemnified Person may seek recovery under any or all such provisions and clauses, and (ii) under one or more provisions of this Agreement, such Company Indemnified Person shall be entitled to bring such Indemnity Claim under this Agreement notwithstanding that the Indemnity Loss may or may not also give rise to a Claim under another Transaction Document; provided that in the case of (i) and (ii), notwithstanding anything to the contrary herein or in any other Transaction Document, any Indemnity Loss under this Agreement shall be determined without duplication of recovery for the same Loss by reason of the state of facts giving rise to such Indemnity Loss constituting a breach of more than one representation, warranty, covenant or agreement of this Agreement or any other Transaction Document. (b) The amount for which any Indemnifying Person shall be liable with respect to any Indemnity Loss incurred by any Company Indemnified Person shall be reduced to the extent that such Company Indemnified Person shall theretofore have actually realized any proceeds (net of any costs or expenses expended by such Company Indemnified Person in seeking such proceeds, including the present value of any increases in insurance premiums) recovered from Third Parties (including insurers) with respect to such Indemnity Loss or any of the events, conditions, facts or circumstances resulting in such Indemnity Loss. (c) In any case where a Company Indemnified Person or any of its Affiliates recovers from Third Parties any payments in respect of a matter with respect to which an Indemnifying Person has indemnified and paid it pursuant to this Article VIII such Company Indemnified Person will promptly pay over to the Indemnifying Person the amount so recovered, received or accrued (net of any reasonable costs to such Company Indemnified Person to obtain such recovery), but not in excess of any amount previously so paid by the Indemnifying Person to or on behalf of the Company Indemnified Person in respect of such matter. (d) If any Person is required to withhold or deduct any Taxes from or in respect of any amount payable pursuant to this Article VIII, the amount payable by such Person shall be increased as may be necessary so that after withholding or deducting all Taxes, including withholdings or deductions applicable to any additional amount payable under this Section 8.6(d), the recipient of any such payment receives a net amount equal to the amount it would have been entitled to receive it no such Taxes had been withheld or deducted. 29 1034377.18-CHISR01A - MSW unconditional term thereof the giving by the claimant or the plaintiff to the Company Indemnified Person an irrevocable release from all Liability in respect of such Third Party Claim in form and substance satisfactory to the Company Indemnified Person, (iii) such settlement, compromise or Governmental Order or arbitral ruling would not result in the finding or admission of any violation of applicable Law, and (iv) such settlement, compromise or Governmental Order or arbitral ruling does not impose any injunctive relief or material operational restrictions on the Company Indemnified Person or admit to any wrongdoing by or on behalf of the Company Indemnified Person. Section 8.6 Additional Indemnification Provisions. (a) To the extent an Indemnity Loss gives rise to an Indemnity Claim by a Company Indemnified Person (i) under more than one provision of this Agreement (including, for example, multiple representations, warranties or covenants), such Company Indemnified Person may seek recovery under any or all such provisions and clauses, and (ii) under one or more provisions of this Agreement, such Company Indemnified Person shall be entitled to bring such Indemnity Claim under this Agreement notwithstanding that the Indemnity Loss may or may not also give rise to a Claim under another Transaction Document; provided that in the case of (i) and (ii), notwithstanding anything to the contrary herein or in any other Transaction Document, any Indemnity Loss under this Agreement shall be determined without duplication of recovery for the same Loss by reason of the state of facts giving rise to such Indemnity Loss constituting a breach of more than one representation, warranty, covenant or agreement of this Agreement or any other Transaction Document. (b) The amount for which any Indemnifying Person shall be liable with respect to any Indemnity Loss incurred by any Company Indemnified Person shall be reduced to the extent that such Company Indemnified Person shall theretofore have actually realized any proceeds (net of any costs or expenses expended by such Company Indemnified Person in seeking such proceeds, including the present value of any increases in insurance premiums) recovered from Third Parties (including insurers) with respect to such Indemnity Loss or any of the events, conditions, facts or circumstances resulting in such Indemnity Loss. (c) In any case where a Company Indemnified Person or any of its Affiliates recovers from Third Parties any payments in respect of a matter with respect to which an Indemnifying Person has indemnified and paid it pursuant to this Article VIII such Company Indemnified Person will promptly pay over to the Indemnifying Person the amount so recovered, received or accrued (net of any reasonable costs to such Company Indemnified Person to obtain such recovery), but not in excess of any amount previously so paid by the Indemnifying Person to or on behalf of the Company Indemnified Person in respect of such matter. (d) If any Person is required to withhold or deduct any Taxes from or in respect of any amount payable pursuant to this Article VIII, the amount payable by such Person shall be increased as may be necessary so that after withholding or deducting all Taxes, including withholdings or deductions applicable to any additional amount payable under this Section 8.6(d), the recipient of any such payment receives a net amount equal to the amount it would have been entitled to receive it no such Taxes had been withheld or deducted. 29 1034377.18-CHISR01A - MSW

(e) All amounts owed by an Indemnifying Person under this Article VIII shall be paid promptly (but in any event within five Business Days from the date of determination of such amounts owed) by the Indemnifying Person through wire transfer of immediately available funds to the account designated in writing by the Company Indemnified Person entitled to such payment. Section 8.7 Exclusive Remedies. Other than (a) with respect to any right a Party may have to injunctive relief or specific performance (including pursuant to Section 9.6), or (b) in the case of Fraud, the Members acknowledge and agree that the indemnification provisions of Article VIII shall be the sole and exclusive remedies of the Company Indemnified Persons for any Claims for monetary relief related to any breach of any representation, warranty, covenant or other obligation in this Agreement by either Member; provided, for the avoidance of doubt, that this Section 8.7 shall not limit any rights or remedies of either Member or the Company under the LLC Agreement. ARTICLE IX MISCELLANEOUS Section 9.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of legal counsel, financial advisors and accountants, incurred in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents shall be borne by the Party incurring such costs and expenses; provided that the Company shall be responsible for all transfer, documentary, real property transfer, share transfer, sales, use, value added, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by this Agreement. Section 9.2 Amendment; Waiver. No amendment, supplement or modification of this Agreement (whether direct or indirect) shall be effective unless each of the Members (a) has been provided at least 30 days prior written notice of such proposed amendment, supplement or modification in accordance with Section 9.10 prior to its execution in accordance with the immediately following clause (b) and (b) has signed a written instrument expressly referencing this Agreement and the specific provisions hereof that are intended to be so amended, supplemented or modified and consenting to such amendment, supplement or modification. Any purported amendment, supplement or modification that fails to comply with the foregoing shall be null and void ab initio. Any failure by a Party to comply with any obligation, covenant, agreement or condition herein may be waived by the other parties hereto only by a written instrument signed by the party granting such waiver, and such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with this Agreement. Section 9.3 Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by the Company or either of the Members (whether by merger, operation of Law or otherwise) without the prior written consent of the Company and the other Member and any purported assignment in violation of this Section 9.3 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assignees. 30 1034377.18-CHISR01A - MSW (e) All amounts owed by an Indemnifying Person under this Article VIII shall be paid promptly (but in any event within five Business Days from the date of determination of such amounts owed) by the Indemnifying Person through wire transfer of immediately available funds to the account designated in writing by the Company Indemnified Person entitled to such payment. Section 8.7 Exclusive Remedies. Other than (a) with respect to any right a Party may have to injunctive relief or specific performance (including pursuant to Section 9.6), or (b) in the case of Fraud, the Members acknowledge and agree that the indemnification provisions of Article VIII shall be the sole and exclusive remedies of the Company Indemnified Persons for any Claims for monetary relief related to any breach of any representation, warranty, covenant or other obligation in this Agreement by either Member; provided, for the avoidance of doubt, that this Section 8.7 shall not limit any rights or remedies of either Member or the Company under the LLC Agreement. ARTICLE IX MISCELLANEOUS Section 9.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of legal counsel, financial advisors and accountants, incurred in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents shall be borne by the Party incurring such costs and expenses; provided that the Company shall be responsible for all transfer, documentary, real property transfer, share transfer, sales, use, value added, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by this Agreement. Section 9.2 Amendment; Waiver. No amendment, supplement or modification of this Agreement (whether direct or indirect) shall be effective unless each of the Members (a) has been provided at least 30 days prior written notice of such proposed amendment, supplement or modification in accordance with Section 9.10 prior to its execution in accordance with the immediately following clause (b) and (b) has signed a written instrument expressly referencing this Agreement and the specific provisions hereof that are intended to be so amended, supplemented or modified and consenting to such amendment, supplement or modification. Any purported amendment, supplement or modification that fails to comply with the foregoing shall be null and void ab initio. Any failure by a Party to comply with any obligation, covenant, agreement or condition herein may be waived by the other parties hereto only by a written instrument signed by the party granting such waiver, and such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with this Agreement. Section 9.3 Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by the Company or either of the Members (whether by merger, operation of Law or otherwise) without the prior written consent of the Company and the other Member and any purported assignment in violation of this Section 9.3 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assignees. 30 1034377.18-CHISR01A - MSW

Section 9.4 No Third-Party Beneficiaries. Except as set forth in Article VIII, this Agreement is for the sole benefit of the Company, the Members and Embraer Parent and their successors and permitted assigns, and nothing in this Agreement or any other Transaction Document is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever whether under Law or otherwise, including any right of employment for any specified period, under or by reason of this Agreement. Section 9.5 Governing Law. This Agreement and the rights and obligations of the Parties arising out of or relating hereto shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York. Section 9.6 Arbitration. (a) Except as otherwise explicitly set forth herein, any dispute, controversy or Claim arising out of, relating to or in connection with this Agreement (a “Dispute”) shall be referred to and finally and definitely settled by arbitration administered by the ICDR in accordance with its International Arbitration Rules (the “ICDR Rules”), except as expressly modified by this Section 9.6. (b) The arbitration shall be conducted in the English language and the seat of the arbitration shall be in New York City (in the New York County), New York, United States. (c) If, considering both claims and counterclaims as expressly estimated in the “Notice of Arbitration” and the “Answer” thereto (as those terms are defined in the ICDR Rules), the total amount in dispute submitted to arbitration is less than the amount of (or equivalent to) one million U.S. dollars ($1,000,000), and there is no Claim for injunctive or equitable relief, then the arbitration shall be resolved by one arbitrator appointed as set forth in Section 9.6(d). In all other cases, the arbitration shall be resolved by three arbitrators appointed as set forth in Section 9.6(e). There shall be no ex parte communications between the Parties and (i) the arbitrators, or (ii) the arbitrator candidates included on the lists provided pursuant to the process described in Section 9.6(d) and Section 9.6(e). (d) If the arbitration is to be resolved by one arbitrator as set forth in Section 9.6(c), then such arbitrator shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except that the ICDR shall provide a second list (i) if the parties to arbitration fail to agree on any of the Persons listed, (ii) if acceptable arbitrators are unable or unavailable to act, or (iii) if the appointment cannot be made from the initially submitted list for any other reason, within 15 days from the receipt of the first list of arbitrators by the Parties. Prior to preparing the lists of arbitrators to be used for the selection of the arbitral tribunal, the ICDR shall consult with the Parties and take into consideration the need for any particular expertise or knowledge that the arbitrators should have to resolve the Dispute. (e) If the arbitration is to be resolved by three arbitrators as set forth in Section 9.6(c), then the three arbitrators shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except as modified herein. The parties to the 31 1034377.18-CHISR01A - MSW Section 9.4 No Third-Party Beneficiaries. Except as set forth in Article VIII, this Agreement is for the sole benefit of the Company, the Members and Embraer Parent and their successors and permitted assigns, and nothing in this Agreement or any other Transaction Document is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever whether under Law or otherwise, including any right of employment for any specified period, under or by reason of this Agreement. Section 9.5 Governing Law. This Agreement and the rights and obligations of the Parties arising out of or relating hereto shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York. Section 9.6 Arbitration. (a) Except as otherwise explicitly set forth herein, any dispute, controversy or Claim arising out of, relating to or in connection with this Agreement (a “Dispute”) shall be referred to and finally and definitely settled by arbitration administered by the ICDR in accordance with its International Arbitration Rules (the “ICDR Rules”), except as expressly modified by this Section 9.6. (b) The arbitration shall be conducted in the English language and the seat of the arbitration shall be in New York City (in the New York County), New York, United States. (c) If, considering both claims and counterclaims as expressly estimated in the “Notice of Arbitration” and the “Answer” thereto (as those terms are defined in the ICDR Rules), the total amount in dispute submitted to arbitration is less than the amount of (or equivalent to) one million U.S. dollars ($1,000,000), and there is no Claim for injunctive or equitable relief, then the arbitration shall be resolved by one arbitrator appointed as set forth in Section 9.6(d). In all other cases, the arbitration shall be resolved by three arbitrators appointed as set forth in Section 9.6(e). There shall be no ex parte communications between the Parties and (i) the arbitrators, or (ii) the arbitrator candidates included on the lists provided pursuant to the process described in Section 9.6(d) and Section 9.6(e). (d) If the arbitration is to be resolved by one arbitrator as set forth in Section 9.6(c), then such arbitrator shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except that the ICDR shall provide a second list (i) if the parties to arbitration fail to agree on any of the Persons listed, (ii) if acceptable arbitrators are unable or unavailable to act, or (iii) if the appointment cannot be made from the initially submitted list for any other reason, within 15 days from the receipt of the first list of arbitrators by the Parties. Prior to preparing the lists of arbitrators to be used for the selection of the arbitral tribunal, the ICDR shall consult with the Parties and take into consideration the need for any particular expertise or knowledge that the arbitrators should have to resolve the Dispute. (e) If the arbitration is to be resolved by three arbitrators as set forth in Section 9.6(c), then the three arbitrators shall be selected after the filing of the Answer using the ICDR list method established in the ICDR Rules, except as modified herein. The parties to the 31 1034377.18-CHISR01A - MSW arbitration shall first attempt to agree on three arbitrators from the initial list provided by the ICDR. If the parties to the arbitration fail to reach an agreement on all three arbitrators within 15 days of the parties receiving the initial list of arbitrators from the ICDR, each Party shall nominate one arbitrator from such list. Neither the ICDR nor the Parties shall communicate to the arbitrators which Party nominated them. The third arbitrator shall be appointed pursuant to the ICDR list method, except that the ICDR shall provide a second list if the appointment cannot be made from the remaining arbitrators identified on the initial list within 15 days of receipt of the first list of arbitrators by the Parties. If the parties to the arbitration are unable to select the third arbitrator from the second list provided by the ICDR, then such third arbitrator shall be appointed by the ICDR. (f) The arbitral tribunal, or the emergency arbitrator as provided in the ICDR Rules, shall have the power to grant any remedy or relief that it deems appropriate, including specific performance and penalties in the event of non-compliance with its orders or awards, as well as interim, conservatory or provisional measures. The Parties undertake to comply with any interim award or Governmental Order granting such provisional measures without delay and any such measures may be enforced in any court of competent jurisdiction. (g) By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other interim Governmental Order in aid of arbitration proceedings, or to issue Governmental Orders in connection with the enforcement of any award. The Parties shall be entitled to seek injunctive, provisional, or other equitable relief in any court of competent jurisdiction pending the commencement or determination of any arbitration proceedings, and exercising any such right shall not be deemed (i) incompatible with the agreement to arbitrate as set forth in this Section 9.6 or (ii) a waiver of the right to arbitrate. (h) All arbitration proceedings pursuant to this Section 9.6 shall be confidential and shall not be disclosed except as, and only to the extent, necessary to prepare for or conduct the arbitration hearing on the merits, as required by applicable Law, or required in connection with any court application for interim relief or post-arbitration confirmation or enforcement proceedings. (i) Any award rendered by the arbitral tribunal in any arbitration proceeding pursuant to this Section 9.6 shall be in writing, be reasoned and determine a final term for compliance with its decision by the Parties and shall be final and binding on the parties thereto, and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything herein to the contrary, the arbitrators shall not make decisions on the basis of equity (equidade). (j) In no event will any of the Parties be required to pay defeated fees (honorários de sucumbência) to the attorneys of the prevailing Party. Section 9.7 Severability. If any provision of this Agreement or the application of any provision hereof to any circumstances is held invalid, unenforceable, or otherwise illegal by a court of competent jurisdiction, the remainder of this Agreement and the application of such provision to other circumstances shall not be affected. Upon any such determination that any 32 1034377.18-CHISR01A - MSW arbitration shall first attempt to agree on three arbitrators from the initial list provided by the ICDR. If the parties to the arbitration fail to reach an agreement on all three arbitrators within 15 days of the parties receiving the initial list of arbitrators from the ICDR, each Party shall nominate one arbitrator from such list. Neither the ICDR nor the Parties shall communicate to the arbitrators which Party nominated them. The third arbitrator shall be appointed pursuant to the ICDR list method, except that the ICDR shall provide a second list if the appointment cannot be made from the remaining arbitrators identified on the initial list within 15 days of receipt of the first list of arbitrators by the Parties. If the parties to the arbitration are unable to select the third arbitrator from the second list provided by the ICDR, then such third arbitrator shall be appointed by the ICDR. (f) The arbitral tribunal, or the emergency arbitrator as provided in the ICDR Rules, shall have the power to grant any remedy or relief that it deems appropriate, including specific performance and penalties in the event of non-compliance with its orders or awards, as well as interim, conservatory or provisional measures. The Parties undertake to comply with any interim award or Governmental Order granting such provisional measures without delay and any such measures may be enforced in any court of competent jurisdiction. (g) By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other interim Governmental Order in aid of arbitration proceedings, or to issue Governmental Orders in connection with the enforcement of any award. The Parties shall be entitled to seek injunctive, provisional, or other equitable relief in any court of competent jurisdiction pending the commencement or determination of any arbitration proceedings, and exercising any such right shall not be deemed (i) incompatible with the agreement to arbitrate as set forth in this Section 9.6 or (ii) a waiver of the right to arbitrate. (h) All arbitration proceedings pursuant to this Section 9.6 shall be confidential and shall not be disclosed except as, and only to the extent, necessary to prepare for or conduct the arbitration hearing on the merits, as required by applicable Law, or required in connection with any court application for interim relief or post-arbitration confirmation or enforcement proceedings. (i) Any award rendered by the arbitral tribunal in any arbitration proceeding pursuant to this Section 9.6 shall be in writing, be reasoned and determine a final term for compliance with its decision by the Parties and shall be final and binding on the parties thereto, and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything herein to the contrary, the arbitrators shall not make decisions on the basis of equity (equidade). (j) In no event will any of the Parties be required to pay defeated fees (honorários de sucumbência) to the attorneys of the prevailing Party. Section 9.7 Severability. If any provision of this Agreement or the application of any provision hereof to any circumstances is held invalid, unenforceable, or otherwise illegal by a court of competent jurisdiction, the remainder of this Agreement and the application of such provision to other circumstances shall not be affected. Upon any such determination that any 32 1034377.18-CHISR01A - MSW term or other provision is invalid, unenforceable, or otherwise illegal, the Company and the Members shall negotiate in good faith to modify this Agreement to the extent (and only to the extent) necessary to make it valid, enforceable and legal and still effect the original intent of the Company and the Members, as expressed in the terms hereof, and the Parties undertake to execute any amendment to this Agreement, in accordance with Section 9.2, that is agreed to by the Parties reflecting any changes agreed upon by the Parties. Section 9.8 Counterparts; Electronic Delivery. This Agreement may be executed and delivered in two or more separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, the agreements referred to herein, and each other agreement, consent or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a photographic, portable document format (.pdf), facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Section 9.9 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. The word “extent” in the phrase “to the extent” shall convey the concept of degree, and such phrase shall not mean simply “if”. Except as otherwise indicated, all references in this Agreement to “Schedules,” “Sections” and “Exhibits” are intended to refer to Schedules, Sections and Exhibits to this Agreement. The terms “hereof,” “hereunder,” “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word “threatened” in this Agreement shall be deemed followed by “in writing.” All references to “dollars” or “$” shall be to U.S. dollars. All references to “R$” shall be to Brazilian Reais. References to any provisions of Law shall be construed as references to such provisions as amended, expanded, consolidated or reissued, or as their applicability may be altered from time to time by other rules, and shall include any provision from which they originate (with or without modifications), regulations, instruments or other legal rules subordinate thereto. References to any period of days shall be deemed to be the relevant number of calendar (unless Business Days are specified), provided that all references to terms or periods in this Agreement shall be counted excluding the date of the event that causes such term or period to begin and including the last day of the relevant term or period. All periods provided for in this Agreement ending on a day that is not a Business Day shall be automatically extended to the first subsequent Business Day. This Agreement shall be construed as if drafted jointly by the Parties. 33 1034377.18-CHISR01A - MSW term or other provision is invalid, unenforceable, or otherwise illegal, the Company and the Members shall negotiate in good faith to modify this Agreement to the extent (and only to the extent) necessary to make it valid, enforceable and legal and still effect the original intent of the Company and the Members, as expressed in the terms hereof, and the Parties undertake to execute any amendment to this Agreement, in accordance with Section 9.2, that is agreed to by the Parties reflecting any changes agreed upon by the Parties. Section 9.8 Counterparts; Electronic Delivery. This Agreement may be executed and delivered in two or more separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, the agreements referred to herein, and each other agreement, consent or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a photographic, portable document format (.pdf), facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Section 9.9 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. The word “extent” in the phrase “to the extent” shall convey the concept of degree, and such phrase shall not mean simply “if”. Except as otherwise indicated, all references in this Agreement to “Schedules,” “Sections” and “Exhibits” are intended to refer to Schedules, Sections and Exhibits to this Agreement. The terms “hereof,” “hereunder,” “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word “threatened” in this Agreement shall be deemed followed by “in writing.” All references to “dollars” or “$” shall be to U.S. dollars. All references to “R$” shall be to Brazilian Reais. References to any provisions of Law shall be construed as references to such provisions as amended, expanded, consolidated or reissued, or as their applicability may be altered from time to time by other rules, and shall include any provision from which they originate (with or without modifications), regulations, instruments or other legal rules subordinate thereto. References to any period of days shall be deemed to be the relevant number of calendar (unless Business Days are specified), provided that all references to terms or periods in this Agreement shall be counted excluding the date of the event that causes such term or period to begin and including the last day of the relevant term or period. All periods provided for in this Agreement ending on a day that is not a Business Day shall be automatically extended to the first subsequent Business Day. This Agreement shall be construed as if drafted jointly by the Parties. 33 1034377.18-CHISR01A - MSW

Section 9.10 Notices. All notices hereunder shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) or (ii) as of the date transmitted if sent by electronic transmission to the following electronic mail addresses, in each case, to the addresses below (or at such other contact information for a party hereto as shall be specified by like notice): If to the Company: Prior to the Closing: EB Defense, LLC c/o Embraer S.A. Av. Presidente Juscelino Kubitschek 1909 th 14 floor – North Tower 04543-907 São Paulo, Brazil Attention: Commercial Vice President, Contracts & Offset Embraer Defense & Security Email: defesa.presidencia@embraer.com.br with a copy (which shall not constitute notice) to: The Boeing Company 100 N. Riverside Plaza Chicago, IL 60606 United States of America Attention: Anthony Kent Fisher, Vice President, Corporate and Strategic Development Edward J. Neveril, Chief Counsel of Mergers and Acquisitions Email: anthony.k.fisher@boeing.com edward.j.neveril@boeing.com After the Closing, notices shall be sent to the address of the Company (as set forth in the notice provisions of the LLC Agreement) and for the attention of the CEO of the Company, with copies (which shall not constitute notice) to: The Boeing Company 100 N. Riverside Plaza Chicago, IL 60606 United States of America Attention: Anthony Kent Fisher, Vice President, Corporate and Strategic Development Edward J. Neveril, Chief Counsel of Mergers and Acquisitions Email: anthony.k.fisher@boeing.com edward.j.neveril@boeing.com, 34 1034377.18-CHISR01A - MSW Section 9.10 Notices. All notices hereunder shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) or (ii) as of the date transmitted if sent by electronic transmission to the following electronic mail addresses, in each case, to the addresses below (or at such other contact information for a party hereto as shall be specified by like notice): If to the Company: Prior to the Closing: EB Defense, LLC c/o Embraer S.A. Av. Presidente Juscelino Kubitschek 1909 th 14 floor – North Tower 04543-907 São Paulo, Brazil Attention: Commercial Vice President, Contracts & Offset Embraer Defense & Security Email: defesa.presidencia@embraer.com.br with a copy (which shall not constitute notice) to: The Boeing Company 100 N. Riverside Plaza Chicago, IL 60606 United States of America Attention: Anthony Kent Fisher, Vice President, Corporate and Strategic Development Edward J. Neveril, Chief Counsel of Mergers and Acquisitions Email: anthony.k.fisher@boeing.com edward.j.neveril@boeing.com After the Closing, notices shall be sent to the address of the Company (as set forth in the notice provisions of the LLC Agreement) and for the attention of the CEO of the Company, with copies (which shall not constitute notice) to: The Boeing Company 100 N. Riverside Plaza Chicago, IL 60606 United States of America Attention: Anthony Kent Fisher, Vice President, Corporate and Strategic Development Edward J. Neveril, Chief Counsel of Mergers and Acquisitions Email: anthony.k.fisher@boeing.com edward.j.neveril@boeing.com, 34 1034377.18-CHISR01A - MSW and to: Embraer S.A. Av. Presidente Juscelino Kubitschek 1909 th 14 floor – North Tower 04543-907 São Paulo, Brazil Attention: Commercial Vice President, Contracts & Offset Embraer Defense & Security E mail: defesa.presidencia@embraer.com.br If to Embraer: Embraer S.A. Av. Presidente Juscelino Kubitschek 1909 th 14 floor – North Tower 04543-907 São Paulo, Brazil Attention: Commercial Vice President, Contracts & Offset Embraer Defense & Security E mail: defesa.presidencia@embraer.com.br with a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 United States of America Attention: Paul T. Schnell, Esq. Thomas W. Greenberg, Esq. E-Mail: paul.schnell@skadden.com thomas.greenberg@skadden.com and: Barbosa, Müssnich, Aragão Advogados Av. Pres. Juscelino Kubitschek, 1455, 10 andar São Paulo, SP 04543-011 Brazil Attention: Paulo Cezar Aragão Roberto Dias Carneiro E-Mail: pca@bmalaw.com.br roberto@bmalaw.com.br 35 1034377.18-CHISR01A - MSW and to: Embraer S.A. Av. Presidente Juscelino Kubitschek 1909 th 14 floor – North Tower 04543-907 São Paulo, Brazil Attention: Commercial Vice President, Contracts & Offset Embraer Defense & Security E mail: defesa.presidencia@embraer.com.br If to Embraer: Embraer S.A. Av. Presidente Juscelino Kubitschek 1909 th 14 floor – North Tower 04543-907 São Paulo, Brazil Attention: Commercial Vice President, Contracts & Offset Embraer Defense & Security E mail: defesa.presidencia@embraer.com.br with a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 United States of America Attention: Paul T. Schnell, Esq. Thomas W. Greenberg, Esq. E-Mail: paul.schnell@skadden.com thomas.greenberg@skadden.com and: Barbosa, Müssnich, Aragão Advogados Av. Pres. Juscelino Kubitschek, 1455, 10 andar São Paulo, SP 04543-011 Brazil Attention: Paulo Cezar Aragão Roberto Dias Carneiro E-Mail: pca@bmalaw.com.br roberto@bmalaw.com.br 35 1034377.18-CHISR01A - MSW

If to Boeing: The Boeing Company 100 N. Riverside Plaza Chicago, Illinois 60606 United States of America Attention: Anthony Kent Fisher, Vice President, Corporate and Strategic Development Edward J. Neveril, Chief Counsel of Mergers and Acquisitions Email: anthony.k.fisher@boeing.com edward.j.neveril@boeing.com with a copy (which shall not constitute notice) to: Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 United States of America Attention: R. Scott Falk, P.C. Michael H. Weed, P.C. Joydeep Dasmunshi, Esq. Email: scott.falk@kirkland.com mweed@kirkland.com joydeep.dasmunshi@kirkland.com Section 9.11 Entire Agreement. The Transaction Documents collectively constitute the complete agreement among the Company, the Members and the other Parties, and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the transactions contemplated by this Agreement, unless otherwise specifically provided in a written instrument executed by the Parties expressly referencing this Agreement and this Section 9.11. Section 9.12 Public Announcements. Except as otherwise provided herein, prior to the Closing, (a) the Parties shall consult in advance with each other before issuing any press release or otherwise making any public disclosure or public statements with respect to this Agreement or the transactions contemplated hereunder; and (b) no such press release, public disclosure or public statement shall be made unless mutually agreed upon by the Parties or required by Law or applicable stock exchange regulation. Section 9.13 Parent Guarantees. (a) Boeing Parent Guarantee. Boeing Parent hereby irrevocably and unconditionally guarantees the complete performance in full of Boeing’s obligation to make its Closing Date Contribution under this Agreement. To the fullest extent permitted by applicable Law, Boeing Parent waives presentment to and protest to any other Person of any of the guaranteed obligations and also waives notice of acceptance of its guarantee and, except as set 36 1034377.18-CHISR01A - MSW If to Boeing: The Boeing Company 100 N. Riverside Plaza Chicago, Illinois 60606 United States of America Attention: Anthony Kent Fisher, Vice President, Corporate and Strategic Development Edward J. Neveril, Chief Counsel of Mergers and Acquisitions Email: anthony.k.fisher@boeing.com edward.j.neveril@boeing.com with a copy (which shall not constitute notice) to: Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 United States of America Attention: R. Scott Falk, P.C. Michael H. Weed, P.C. Joydeep Dasmunshi, Esq. Email: scott.falk@kirkland.com mweed@kirkland.com joydeep.dasmunshi@kirkland.com Section 9.11 Entire Agreement. The Transaction Documents collectively constitute the complete agreement among the Company, the Members and the other Parties, and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the transactions contemplated by this Agreement, unless otherwise specifically provided in a written instrument executed by the Parties expressly referencing this Agreement and this Section 9.11. Section 9.12 Public Announcements. Except as otherwise provided herein, prior to the Closing, (a) the Parties shall consult in advance with each other before issuing any press release or otherwise making any public disclosure or public statements with respect to this Agreement or the transactions contemplated hereunder; and (b) no such press release, public disclosure or public statement shall be made unless mutually agreed upon by the Parties or required by Law or applicable stock exchange regulation. Section 9.13 Parent Guarantees. (a) Boeing Parent Guarantee. Boeing Parent hereby irrevocably and unconditionally guarantees the complete performance in full of Boeing’s obligation to make its Closing Date Contribution under this Agreement. To the fullest extent permitted by applicable Law, Boeing Parent waives presentment to and protest to any other Person of any of the guaranteed obligations and also waives notice of acceptance of its guarantee and, except as set 36 1034377.18-CHISR01A - MSW forth in this Section 9.13(a), any other defenses or benefits available to guarantors or sureties under applicable Law. The obligations of Boeing Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, decree in bankruptcy or otherwise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the guaranteed obligations or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Boeing’s ability to assert any Claims, defenses or other rights that Boeing may have under this Agreement. (b) Embraer Parent Guarantee. Embraer Parent hereby irrevocably and unconditionally guarantees the complete performance in full of Embraer’s obligation to make its Closing Date Contribution under this Agreement. To the fullest extent permitted by applicable Law, Embraer Parent waives presentment to and protest to any other Person of any of the guaranteed obligations and also waives notice of acceptance of its guarantee and, except as set forth in this Section 9.13(b), any other defenses or benefits available to guarantors or sureties under applicable Law. The obligations of Embraer Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, decree in bankruptcy or otherwise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the guaranteed obligations or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Embraer’s ability to assert any Claims, defenses or other rights that Embraer may have under this Agreement. [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK] 37 1034377.18-CHISR01A - MSW forth in this Section 9.13(a), any other defenses or benefits available to guarantors or sureties under applicable Law. The obligations of Boeing Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, decree in bankruptcy or otherwise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the guaranteed obligations or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Boeing’s ability to assert any Claims, defenses or other rights that Boeing may have under this Agreement. (b) Embraer Parent Guarantee. Embraer Parent hereby irrevocably and unconditionally guarantees the complete performance in full of Embraer’s obligation to make its Closing Date Contribution under this Agreement. To the fullest extent permitted by applicable Law, Embraer Parent waives presentment to and protest to any other Person of any of the guaranteed obligations and also waives notice of acceptance of its guarantee and, except as set forth in this Section 9.13(b), any other defenses or benefits available to guarantors or sureties under applicable Law. The obligations of Embraer Parent hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, decree in bankruptcy or otherwise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the guaranteed obligations or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Embraer’s ability to assert any Claims, defenses or other rights that Embraer may have under this Agreement. [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK] 37 1034377.18-CHISR01A - MSW

The undersigned have entered into this Contribution Agreement effective as of the date first written above. EB DEFENSE, LLC By: Embraer Aircraft Holding, Inc., its sole member By: Name: Its: BOEING EB DEFENSE, LLC By: The Boeing Company, its sole member By: Name: Its: THE BOEING COMPANY By: Name: Title: EMBRAER AIRCRAFT HOLDING, INC. By: Name: Title: EMBRAER S.A. By: Name: Title: [Signature Page to Contribution Agreement] 1034377.18-CHISR01A - MSW The undersigned have entered into this Contribution Agreement effective as of the date first written above. EB DEFENSE, LLC By: Embraer Aircraft Holding, Inc., its sole member By: Name: Its: BOEING EB DEFENSE, LLC By: The Boeing Company, its sole member By: Name: Its: THE BOEING COMPANY By: Name: Title: EMBRAER AIRCRAFT HOLDING, INC. By: Name: Title: EMBRAER S.A. By: Name: Title: [Signature Page to Contribution Agreement] 1034377.18-CHISR01A - MSW

ANNEX VI – FAIRNESS OPINION FROM CITIGROUP 79 ANNEX VI – FAIRNESS OPINION FROM CITIGROUP 79

ANNEX VII – FORM OF DISTANCE VOTING BALLOT (BOLETIM DE VOTO À DISTÂNCIA) 80 ANNEX VII – FORM OF DISTANCE VOTING BALLOT (BOLETIM DE VOTO À DISTÂNCIA) 80

Assembleia pendente de aprovação DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - EMBRAER S.A. to be held on 02/26/2019 Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote This Distance Voting Ballot (“Ballot”) shall be completed if the shareholder decides to exercise his/her/its right of remote voting, pursuant to the terms of CVM Rule No. 481/2009. If the shareholder wants to exercise his/her/its right of remote voting, he/she/it shall complete the fields above with his/her full name (or corporate name, if the shareholder is a legal entity) and the enrollment number with the Brazilian Finance Ministry, whether the Brazilian Corporate Taxpayers’ Registry – CNPJ (for legal entities) or the Brazilian Individual Taxpayers’ Registry – CPF (for individuals), in addition to an email address for contact, if necessary. In order to this Ballot be deemed as valid and the votes casted herein be counted as part of the quorum of the Meeting (i) all the fields below shall be duly completed; (ii) all the pages shall be initialized by the shareholder; and (iii) at the end, the shareholder (or his/her/its legal representative, as applicable) shall sign the Ballot. The Company will not require the sworn translation of documents that have been originally drafted in Portuguese, English or Spanish, or that are delivered jointly with the respective translation to such languages and authentication or notarization of the signature, and legalization of the document will not be necessary for the acceptance of the Ballot. Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider The shareholder who decides to exercise his/her/its right of remote voting may: (i) complete and send this Ballot directly to the Company, or (ii) send the instructions regarding the completion to the eligible service providers, in accordance with the instructions below: • Forwarding to the Company: The shareholder shall send this Ballot, no later than 7 days prior to the Extraordinary Shareholders’ Meeting (“Meeting”), i.e., until February 19th, 2019 (including), to one of the addresses mentioned below (postal code or email), jointly with the documents required by the Company described in item 12.2 of the Reference Form and in the Manual for the Meeting. In order to verify if the shareholder is a Brazilian Shareholder or if it is a Foreign Shareholder (in accordance with the definition of the bylaws), the Company shall require a certified copy or digital copy of the original identification document of the shareholder, or a proof issued by the financial depositary institution of the registered shares, or in custody, pursuant to the terms of article 40 of Law No. 6.404/76 (the Company will not request the delivery of a proof by the owner of registered shares who is in the list of shareholders provided by the financial depositary institution). In accordance with regulation in force, the Company will inform the shareholder whether the documents received are sufficient or not to deem the vote as valid. • Forwarding to the Company’s bookkeeping agent: The shareholder shall send the instructions regarding the completion of this Ballot to the Company’s bookkeeping agent (Itaú Corretora de Valores S.A.), in case of shares that are not held in a Central Depository, in accordance with the proceedings set forth and documents required by the Company’s bookkeeping agent. • Forwarding to the custody agent: In this case, the shareholder shall send the instructions regarding the completion of this Ballot to the custody agent of his/her/its shares, in accordance with the proceedings set forth and documents required by the applicable custody agent. The Company highlights that the rules set forth in its bylaws regarding shareholders’ meetings, in particular, the rules set forth in articles 14 and 15 shall be applicable. For additional clarifications, access the Manual for participation in the Meeting, available at the websites of the Company (ri.embraer.com.br), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) on the world wide web. In case of any doubts, please contact the Investors Relations Department, through the number: (11) 3040-9518, email: investor.relations@embraer.com.br. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company The Company requests that the Ballot and the documents required by the Company as described in the completion guidance above and in the Manual for the Meeting be forwarded to the attention of its Investors Relations Department, preferably to the email address: investor.relations@embraer.com.br. In the event of the forwarding of documents by postal mail, such document shall be send to Av. Brigadeiro Faria Lima, 2.170, post office 294, São José dos Campos, SP, CEP 12.227-901, to the attention of the Investors Relations Department and, in the event of hand delivery, at Av. Brigadeiro Faria Lima, 2.170, São José dos Campos-SP, entrance F 46, to the attention of the Investors Relations Department (extension line 3953) and the Company requests the forwarding of a copy of the Ballot to investor.relations@embraer.com.br. Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone numberAssembleia pendente de aprovação DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - EMBRAER S.A. to be held on 02/26/2019 Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote This Distance Voting Ballot (“Ballot”) shall be completed if the shareholder decides to exercise his/her/its right of remote voting, pursuant to the terms of CVM Rule No. 481/2009. If the shareholder wants to exercise his/her/its right of remote voting, he/she/it shall complete the fields above with his/her full name (or corporate name, if the shareholder is a legal entity) and the enrollment number with the Brazilian Finance Ministry, whether the Brazilian Corporate Taxpayers’ Registry – CNPJ (for legal entities) or the Brazilian Individual Taxpayers’ Registry – CPF (for individuals), in addition to an email address for contact, if necessary. In order to this Ballot be deemed as valid and the votes casted herein be counted as part of the quorum of the Meeting (i) all the fields below shall be duly completed; (ii) all the pages shall be initialized by the shareholder; and (iii) at the end, the shareholder (or his/her/its legal representative, as applicable) shall sign the Ballot. The Company will not require the sworn translation of documents that have been originally drafted in Portuguese, English or Spanish, or that are delivered jointly with the respective translation to such languages and authentication or notarization of the signature, and legalization of the document will not be necessary for the acceptance of the Ballot. Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider The shareholder who decides to exercise his/her/its right of remote voting may: (i) complete and send this Ballot directly to the Company, or (ii) send the instructions regarding the completion to the eligible service providers, in accordance with the instructions below: • Forwarding to the Company: The shareholder shall send this Ballot, no later than 7 days prior to the Extraordinary Shareholders’ Meeting (“Meeting”), i.e., until February 19th, 2019 (including), to one of the addresses mentioned below (postal code or email), jointly with the documents required by the Company described in item 12.2 of the Reference Form and in the Manual for the Meeting. In order to verify if the shareholder is a Brazilian Shareholder or if it is a Foreign Shareholder (in accordance with the definition of the bylaws), the Company shall require a certified copy or digital copy of the original identification document of the shareholder, or a proof issued by the financial depositary institution of the registered shares, or in custody, pursuant to the terms of article 40 of Law No. 6.404/76 (the Company will not request the delivery of a proof by the owner of registered shares who is in the list of shareholders provided by the financial depositary institution). In accordance with regulation in force, the Company will inform the shareholder whether the documents received are sufficient or not to deem the vote as valid. • Forwarding to the Company’s bookkeeping agent: The shareholder shall send the instructions regarding the completion of this Ballot to the Company’s bookkeeping agent (Itaú Corretora de Valores S.A.), in case of shares that are not held in a Central Depository, in accordance with the proceedings set forth and documents required by the Company’s bookkeeping agent. • Forwarding to the custody agent: In this case, the shareholder shall send the instructions regarding the completion of this Ballot to the custody agent of his/her/its shares, in accordance with the proceedings set forth and documents required by the applicable custody agent. The Company highlights that the rules set forth in its bylaws regarding shareholders’ meetings, in particular, the rules set forth in articles 14 and 15 shall be applicable. For additional clarifications, access the Manual for participation in the Meeting, available at the websites of the Company (ri.embraer.com.br), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) on the world wide web. In case of any doubts, please contact the Investors Relations Department, through the number: (11) 3040-9518, email: investor.relations@embraer.com.br. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company The Company requests that the Ballot and the documents required by the Company as described in the completion guidance above and in the Manual for the Meeting be forwarded to the attention of its Investors Relations Department, preferably to the email address: investor.relations@embraer.com.br. In the event of the forwarding of documents by postal mail, such document shall be send to Av. Brigadeiro Faria Lima, 2.170, post office 294, São José dos Campos, SP, CEP 12.227-901, to the attention of the Investors Relations Department and, in the event of hand delivery, at Av. Brigadeiro Faria Lima, 2.170, São José dos Campos-SP, entrance F 46, to the attention of the Investors Relations Department (extension line 3953) and the Company requests the forwarding of a copy of the Ballot to investor.relations@embraer.com.br. Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - EMBRAER S.A. to be held on 02/26/2019 securities, with name, physical and electronic address, contact person and phone number ITAÚ CORRETORA DE VALORES S.A. Avenida Brigadeiro Faria Lima, 3500, 3rd floor – São Paulo ZIP CODE 04538-132 Phone Shareholders Assistance: 3003-9285 (capital cities and metropolitan areas) 0800 7209285 (other locations) Assistance hours: business days, from 9 am to 6 pm. Email: atendimentoescrituracao@itau-unibanco.com.br Resolutions concerning the Extraordinary General Meeting (EGM) Simple Resolution 1. To resolve on the approval of the strategic partnership between Embraer and The Boeing Co., in accordance with Management’s Proposal (“Transaction”) which comprises the following: i. separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (“Commercial Aviation NewCo”); ii. acquisition and subscription by a subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute a shareholders’ agreement; iii. execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other aspects, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain; iv. formation, as part of the Transaction, in addition to the Commercial Aviation NewCo, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold 51% and Boeing or its subsidiary 49% of the share capital (the “KC-390 NewCo”); v. execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements. [ ] Approve [ ] Reject [ ] Abstain Simple Question 2. In the event of a second call for the Extraordinary Shareholders Meeting, should the voting instructions herein be considered for the holding of said meeting installed at second call? [ ] Yes [ ] No [ ] Abstain City :__________________________________________________________________________ Date :__________________________________________________________________________ Signature :_____________________________________________________________________ Shareholder's Name :____________________________________________________________ Phone Number :__________________________________________________________________DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - EMBRAER S.A. to be held on 02/26/2019 securities, with name, physical and electronic address, contact person and phone number ITAÚ CORRETORA DE VALORES S.A. Avenida Brigadeiro Faria Lima, 3500, 3rd floor – São Paulo ZIP CODE 04538-132 Phone Shareholders Assistance: 3003-9285 (capital cities and metropolitan areas) 0800 7209285 (other locations) Assistance hours: business days, from 9 am to 6 pm. Email: atendimentoescrituracao@itau-unibanco.com.br Resolutions concerning the Extraordinary General Meeting (EGM) Simple Resolution 1. To resolve on the approval of the strategic partnership between Embraer and The Boeing Co., in accordance with Management’s Proposal (“Transaction”) which comprises the following: i. separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations related to the commercial aviation business unit to a Brazilian closely-held corporation, which corporation will conduct the commercial aviation business and perform services that are currently performed by Embraer (“Commercial Aviation NewCo”); ii. acquisition and subscription by a subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo and execute a shareholders’ agreement; iii. execution by Embraer, Boeing and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other aspects, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain; iv. formation, as part of the Transaction, in addition to the Commercial Aviation NewCo, of another joint venture between Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold 51% and Boeing or its subsidiary 49% of the share capital (the “KC-390 NewCo”); v. execution, by Embraer, Boeing and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements. [ ] Approve [ ] Reject [ ] Abstain Simple Question 2. In the event of a second call for the Extraordinary Shareholders Meeting, should the voting instructions herein be considered for the holding of said meeting installed at second call? [ ] Yes [ ] No [ ] Abstain City :__________________________________________________________________________ Date :__________________________________________________________________________ Signature :_____________________________________________________________________ Shareholder's Name :____________________________________________________________ Phone Number :__________________________________________________________________

embraer.comembraer.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado

	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer